Form 20-F
period 2002-12-31
SWEDISH MATCH CORP
filed 2003-06-30
CIK 1011218

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from             to

Commission file number 0-28038

Swedish Match AB (publ)

(Exact name of Registrant as specified in its charter)

Swedish Match Corporation

(Translation of Registrant’s name into English)

Kingdom of Sweden

(Jurisdiction of incorporation or organization)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Shares, nominal value SEK 2.40 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares, nominal value SEK 2.40 per share	361,596,181

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to

follow.    Item 17  ☒    Item 18  ☐

INTRODUCTION AND USE OF CERTAIN TERMS

Swedish Match AB (publ) is a public limited liability company incorporated under the laws of the Kingdom of Sweden (“Sweden”). References in this Annual Report on Form 20-F (this “Annual Report”) to “Swedish Match AB” are to Swedish Match AB and its predecessors, and references to “Swedish Match”, the “Group”, the “Registrant” or the “Company” are to Swedish Match AB and its subsidiaries, unless the context requires otherwise. Swedish Match publishes its consolidated financial statements in Swedish kronor. In this Annual Report, references to “SEK” or “Swedish kronor” are to the currency of Sweden, references to EUR or euro are to the currency of the European Monetary Union, references to “INR” are to the currency of India and references to “U.S. dollars” or “USD” are to the currency of the United States. On December 31, 2002, the exchange rate between Swedish kronor and U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was USD 1.00 = SEK 8.6950. The Federal Reserve Noon Buying Rate on June 23, 2003, was USD 1.00 = SEK 7.8920.

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a narrative discussion of the principal differences between Swedish GAAP as currently in effect and U.S. GAAP, see Note 24 of the Notes to the Consolidated Financial Statements.

Except where otherwise indicated, all references to tobacco, matches and lighters market sizes and market shares are based on Swedish Match management estimates.

The Company is incorporated in Sweden. Its principal executive offices are located at Rosenlundsgatan 36, S-118 85 Stockholm, Sweden, telephone +46-8-658-0200.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document that are not historical facts are forward-looking statements, including, without limitation those regarding:

•	the timing of product deliveries;

•	the Company’s ability to develop new products and technologies;

•	expectations regarding market growth and developments;

•	expectations for growth and profitability; and

•	statements preceded by “believes”, “expects”, “anticipates”, “foresees” or similar expressions.

Because these statements involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include, but are not limited to:

•	general economic conditions, such as the rate of economic growth in the Company’s principal geographic markets or fluctuation in exchange rates;

•	industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the acceptability of new product introductions;

•	the availability and pricing of raw materials, and of tobacco in particular;

•	the commencement of litigation against us;

•	political and economic instability, especially in emerging and developing markets; and

•	changes in the regulatory environment for tobacco products, including changes in taxes imposed on tobacco products;

as well as the risk factors specified in this document under “Item 3.D Risk Factors”.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A Selected	Financial Data

The financial data set forth below for each of the years in the five-year period ended December 31, 2002 have been derived from the Consolidated Financial Statements of Swedish Match that have been audited by Öhrlings PricewaterhouseCoopers. The Consolidated Financial Statements from which the financial data below were derived were prepared in accordance with Swedish GAAP, which differ in certain respects from U.S. GAAP. See Note 24 of the Notes to Consolidated Financial Statements.

	1998	1999	2000	2001	2002	2002
	SEK	SEK	SEK	SEK	SEK	USD(1)
	Millions unless otherwise stated Amounts in accordance with Swedish GAAP
Income statement data
Net sales	8,194	9,420	11,533	13,635	13,643	1,569
Operating income	1,381	5,396	1,886	2,113	2,371	273
Net income	726	4,656	1,144	1,228	1,429	164

Balance sheet data
Total assets	10,562	16,670	16,281	16,623	15,447	1,777
Share capital	949	949	969	892	868	100
Shareholders’ equity	2,160	5,898	4,584	4,105	4,007	461
Bond loans, long- and short-term liabilities to credit institutions	4,331	6,029	5,699	6,016	5,508	633

Per share data
Basic net income per share, SEK(2)	1.56	10.56	2.76	3.40	4.10	0.47
Diluted net income per share, SEK(2)	1.56	10.56	2.76	3.38	4.07	0.47
Basic weighted average shares, in thousands	450,134	431,340	410,177	361,506	348,295
Diluted weighted average shares, in thousands	450,134	431,340	410,177	363,016	350,894
Cash dividend declared per share, SEK(2)	1.08	1.22	1.35	1.45	1.60	0.18

	1998	1999	2000	2001	2002	2002
	SEK	SEK	SEK	SEK	SEK	USD(1)
	Millions unless otherwise stated Amounts in accordance with U.S. GAAP(3)
Net income	386	1,701	915	981	1,461	168
Shareholders’ equity	7,044	7,838	6,319	5,587	5,391	620
Basic net income per share, SEK	0.83	3.86	2.21	2.71	4.19	0.48
Diluted net income per share, SEK	0.83	3.86	2.21	2.70	4.16	0.48

Notes to Selected Consolidated Financial Data

(1)	Translated, solely for the convenience of the reader, at the Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.6950. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

(2)	Since the redemption price per share exceeded the stock market price at the time of redemption in 2000, net income per share for previous periods have been adjusted for comparative purposes. The correction factor is 0.97831 for 1998 and 1999.
(3)	See Note 24 of the Notes to Consolidated Financial Statements for a reconciliation of net income and shareholders’ equity reported under Swedish GAAP to the corresponding amounts under U.S. GAAP and for a discussion of certain differences between U.S. GAAP and Swedish GAAP.

Dividends

The Company considers it desirable that funds not vital for the expansion and consolidation of the Group be transferred to the shareholders in the form of dividends and other forms, such as a share buy backs. Swedish Match policy is that the amount of a dividend should largely follow the trend of the Company’s net profit. When establishing a dividend, the size of planned repurchases of shares is also taken into account. It is estimated that the dividend amount will be between 30 percent and 50 percent of net profit. A buyback of shares is, in principle, a reverse new share issue and makes it possible to work continuously to optimize the capital structure in the balance sheet. In view of Swedish Match’s stable and positive cash flow, the Board of Directors’ position with regard to buy back of shares is positive. The size and scope of share buybacks depends on the same factors as the size and the scope of the dividend, namely on Swedish Match’s financial position, net profit, anticipated future cash flow, as well as investments and expansion plans. Other factors that affect a repurchase are the price of the shares and the Company’s interest and tax expenses.

Dividends are expected to be paid following the end of the relevant financial year, if proposed by the Board and approved by the Company’s shareholders at the relevant Annual General Meeting. Subject to the foregoing, and consistent with Swedish practice, the Board would expect to propose only one dividend per year. The Board proposed the amounts available for disposition at the Annual General Meeting in April 2003 be allocated as follows: shareholders shall receive a dividend of SEK 1.60 per share, for a total amount of approximately SEK 547 million (compared with net income for the year of SEK 1,429 million), and the balance shall be retained in the business.

The Annual General Meeting held on April 25, 2003 decided in accordance with the Board’s proposal and established April 30, 2003 as the record date for payment of dividends to shareholders registered at VPC (Swedish Securities Register Center).

At the level of dividends proposed in the Board’s policy, the Company believes it will have adequate cash flow to fund future anticipated capital expenditures.

The table below shows the amount of dividends paid on each share in respect of each fiscal year indicated, translated into U.S. dollars per ADS on the basis of one ADS for every ten shares and at the Noon Buying Rate on each of the respective payment dates and, in the case of ADSs, after deduction of withholding taxes referred to below and under “Item 10.E. Taxation—Taxation of Dividends”.

	SEK per Share	U.S. dollars per ADS
1998	1.1	1.1
1999	1.25	1.5
2000	1.35	1.3
2001	1.45	1.4
2002	1.60	1.4

Certain holders of shares or ADSs may be subject to U.S. federal income tax consequences on dividends paid in respect of shares or ADSs. See “Item 10.E. Taxation”.

Exchange Rate Data

The following table sets forth, for the years and dates indicated, certain information concerning the rate of exchange of the Swedish Kronor to the U.S. dollar based on the Noon Buying Rate. The Noon Buying Rate in effect on June 23, 2003 was SEK 7.8920 = USD 1.00.

Year ended December 31,	Period End	Average(1)	High	Low
1998	8.1030	7.9658	8.3350	7.5800
1999	8.5050	8.2469	8.6140	7.7060
2000	9.4440	9.2251	10.3600	8.3530
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6570	10.7290	8.6950
December 2002	—	—	9.0750	8.6950
January 2003	—	—	8.7920	8.4750
February 2003	—	—	8.5650	8.4100
March 2003	—	—	8.7030	8.3650
April 2003	—	—	8.6425	8.1700
May 2003	—	—	8.1470	7.7479
June 2003 (through June 23)	—	—	7.8920	7.6710

(1)	Represents the average of the exchange rates on the last day of each full month during the year.

3.B    Capitalization and Indebtedness

Not applicable.

3.C    Reasons for the Offer and Use of Proceeds

Not applicable.

3.D    Risk Factors

The Company is subject to legislation relating to tobacco, labeling, marketing and advertising and trade barriers

The products manufactured and sold by Swedish Match are subject to tobacco, marketing and advertising regulations as well as restrictions on smoking in public places in most countries where its products are sold. Advertising of tobacco products and smoking in public places is restricted in many countries, including Sweden and the United States, two of the Company’s largest markets, and a trend towards increasingly severe restrictions on advertising and smoking in public places is evident in most countries where the Group sells its products. The European Council has adopted a new directive restricting advertisements and sponsorships relating to tobacco products and a recommendation on sales promotion for tobacco products. The European Union’s directive on labeling of tobacco products, including a ban on snus, is being implemented in the member states, including new member states entering the European Union. The regulations and restrictions regarding marketing, consumption and labeling of tobacco products are becoming more stringent—both on a European and on a national level—which could have a negative impact on consumption of the Company’s products and on the Company’s results of operations.

In addition, regulations related to matches and lighters may change, which may reduce the operating margins in certain countries where the Company is selling such products.

Increased excise taxes may reduce the Company’s sales

Tobacco products are subject to substantial taxes in most countries where Swedish Match has significant sales. In many of those countries, the taxes on tobacco are generally increasing. Increased excise taxes may result in declines in overall sales volume that in turn could adversely affect Swedish Match’s operating income.

Loss of brand loyalty could harm the Company

Brands are a very significant element in a tobacco company’s value. Brand loyalty for tobacco products is high, and a consumer’s brand loyalty normally endures for a long time. Swedish Match believes it has a strong brand portfolio of smokeless products, cigars and pipe tobacco as a well as large number of what it believes are strong match and lighter brands. The Company’s continued success depends in part on the ability to continuously protect and improve the brands of the Group and on the ability to preserve the consumer’s loyalty to these brands. Restrictions on advertising and promotion may, however, make it more difficult to counteract loss of consumer loyalty to any particular brand or product. There can be no assurance that branding by the Company’s competitors will not be successful in persuading consumers of the Company’s products to switch to competitors’ products, which could have a material adverse effect on the Company’s results of operations.

Volume decline and price increases

The Group has generally been able to effect price increases that compensate or occasionally more than compensate for volume declines. There can be no assurance that the Group will be able to continue to offset volume declines through price increases as it has in the past.

The Company faces competitive pressure from other snuff producers in Northern Europe

The increasing market for snuff in Northern Europe and profitability in the snuff market have attracted other companies to start competing production of snuff. A number of companies have started manufacturing and marketing of snuff in Sweden or has announced that they will start such activities. Competition in the snuff market could in the future adversely affect the Company’s sales of snuff in northern Europe as well as the Company’s results of operations.

The Company faces competitive pressure and lower volumes in its lighters and matches businesses

The Company is faced with downward pricing pressure in its lighters business mainly due to low price competition, which may affect sales volume negatively and lower volumes in its matches business. The Company may have to adjust its production capacity to meet declining sales volumes.

The Company could face price pressure or competition in its distribution business in Sweden

The Company is distributing tobacco products in Sweden for a number of other companies, primarily manufacturers of cigarettes. Three companies account for over 97 percent of tobacco products distributed for third parties. The Company may face downward price pressure for its distribution services or loss of volumes to competing distributors in the future.

The Company faces litigation in the course of its business

The Company is involved in a number of routine legal and regulatory proceedings, as well as a number of pending lawsuits related to intellectual property rights and alleged injuries caused by tobacco products. The Company believes, after having consulted with counsels representing the Company with respect to these matters, that it has a number of meritorious defenses to all such pending litigation. However, there can be no assurance that those defenses will be successful in trial. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously.

The Securities and Exchange Board of India (SEBI) has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd. In accordance with the ruling, the price per share shall be not less than 35 INR plus 15 percent annual interest from January 27,

2001 until the date of purchase. The total amount is INR 364 million which approximates SEK 60 million plus interest at an exchange rate of SEK 0.16381 = INR 1.00. The ruling was appealed to the Securities Appellate Tribunal, which upheld the order. Swedish Match has appealed this decision to the Supreme Court in India, which has decided to hear the case. A hearing date is set for July 15th 2003. The Supreme Court could order Swedish Match to sell shares in Wimco or uphold SEBI’s order to Swedish Match. There is a risk that shares bought in Wimco pursuant to such order are bought at a cost substantially higher than previously written down cost of Swedish Match’s shares in Wimco.

Country risks

Swedish Match has substantial operations in emerging or developing markets such as Brazil, the Dominican Republic, India, Indonesia, the Philippines and South Africa. Swedish Match’s future results of operations and financial condition will be influenced by the economic, regulatory and political situations in these countries, which are generally unpredictable and outside the control of the Group. There can be no assurance that political, legal, economic, social or other developments will not have an adverse impact on the Company’s investments and businesses in these countries or on the Company’s consolidated results of operations.

Lack of insurance

Swedish Match has substantial operations in geographic areas where full insurance coverage against property damage resulting from storm and certain other natural disasters may not be obtainable. Swedish Match does not have full coverage against certain natural disasters for some of its production facilities and may not be able to obtain certain types of insurance in the future.

Environmental risks

The Company endeavors to meet all local environmental controls and regulations. In the event of changes to local regulations or of the legal environment, the Company may have to incur additional costs for compliance or legal related expenses.

Potential oversight by the FDA or other regulatory agencies could affect the manufacture and distribution of the Company’s products

In 1996, the U.S. Food and Drug Administration (the “FDA”) promulgated regulations asserting jurisdiction over smokeless tobacco products. These regulations, among other things, included severe restrictions on the manufacture, distribution and sale of smokeless tobacco products and would have required the Company to comply with a wide range of labeling, reporting record keeping, manufacturing and other requirements. In March 2000, the U.S. Supreme Court ruled that the FDA does not have the authority to regulate tobacco products without more explicit direction from Congress. If Congress enacts legislation granting such authority, the FDA’s exercise of jurisdiction could lead to more expansive FDA-imposed restrictions on tobacco operations than those set forth in the regulations and could materially and adversely affect the Company’s tobacco business.

The Company is subject to commodity risks

The raw materials used in the Group’s business, primarily tobacco and splintwood, are commodities that experience price volatility caused by factors including weather conditions, growing conditions, local planting decisions, market fluctuations and changes in agricultural regulations. Commodity price changes beyond the Company’s control may result in unexpected increases in raw materials and packaging costs and the Company may be unable to increase its prices to offset these increased costs without suffering reduced volume and incomes.

The company maintains raw materials inventory related to anticipated demand for finished goods. With respect to the Company’s cigar business, unanticipated or extreme fluctuations in demand require relatively high levels of raw tobacco leaf inventory. In some cases inventory for specific grades or types may be several years’ supply. In the event of an unanticipated sharp drop in final demand for finished goods, this inventory may be substantially higher than appropriate levels and lower income due to higher capital costs may result. In extreme circumstances, some of this inventory may need to be sold at prices below purchase prices.

The Company is exposed to market rate, exchange rate and interest risks

In the normal course of its business, Swedish Match is exposed to market risk, primarily in the forms of risk associated with changes in foreign exchange rates and interest risk but also in the form of financing, liquidity and credit risk. Management actively monitors these risks. To reduce these exposures, Swedish Match enters into a variety of financial instruments to the extent judged necessary by management to achieve a desired level of exposure, although the Company cannot assure that these exposures will be reduced to a desired level, if at all.

The Company manages its exposure to changes in interest rates through a mix of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, the Company may enter into interest rate swap agreements. There can be no assurance, however, that existing or future swap agreements will manage the interest rate risk successfully, if at all.

Swedish Match has a substantial part of its productions operations and sales in EU member countries, South Africa, Brazil and the United States. Consequently, changes in exchanges rates of EUR, South African Rand, Brazilian real and the U.S. dollar in particular may adversely affect the Company’s results of operations, cash flow, financial condition or relative price competitiveness in the future. Such effects may occur both in local currencies and when such local currencies are translated into Swedish currency for purposes of reporting. The subsidiaries within the Group cover part of the risk exposure in future currency flows with assistance provided by the Company’s treasury department. The treasury department, accordingly, assumes foreign exchange risk exposure, mainly through forward contracts and loans raised in foreign currencies.

The financing risk comprises risk arising from large borrowing requirements under austere credit market conditions where the Company may be refused to take up new loans or prolong its loans. The financing risk is limited by the Company’s policy to take up loans with differentiated maturities and with different credit sources.

Liquidity and credit risks expose the Company to shortages of cash when such cash is needed in the Company’s operations. The Company aims to limit these risks by the Company’s policy to investing exclusively in instruments with high liquidity and credit worthiness. In addition to bank deposits, investments are mainly concentrated in government treasury bills and bonds. However, the Company cannot assure that it will successfully invest in such instruments in the future, or that the failure to invest successfully will not have a material adverse effect on the Company’s liquidity and credit position.

Furthermore, Swedish Match has recently shown an increased variability in cash flows due to a changing product portfolio and differing needs for leaf-tobacco, work-in process inventories and finished goods.

The Company could face goodwill impairment

The value of goodwill and other intangible assets is evaluated regularly to determine whether events or circumstances indicate that the value of the intangible asset is impaired. These evaluations necessarily include significant judgments made by management. Future events could cause the Company to conclude that impairment indicators exist and that an intangible asset is impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations.

Key personnel

The Company employs a number of highly experienced and/or long standing employees with a detailed knowledge of tobacco and other product related issues. The Company has a management succession plan.

Unanticipated departures from this group of key employees could result in a substantial loss of expertise, which could negatively affect short to medium term activities and operating performance.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    History and Development

Swedish Match AB (publ) was incorporated in 1917 as a limited liability company. In 1995 the Company changed to a public limited liability company with an indefinite duration under the laws of the Kingdom of Sweden. The Company’s principal executive office is located at Rosenlundsgatan 36, S-118 85 Stockholm, Sweden and its telephone number is +46-8-658-0200. The agent for the Company in the United States is Swedish Match North America, Inc. and its telephone number is +1-804-302-1700.

At the Annual General Meeting on April 25, 2003, shareholders of the Company approved the cancellation of 10 million shares repurchased by the Company under previous share buyback programs. Shareholders at the meeting approved the proposal that the Company’s holdings of its own shares may not exceed 10 percent of the total shares outstanding. Repurchased shares may be used to acquire companies and to cover options issued within the framework of the Company’s options program.

A number of measures were implemented during 2000, 2001 and 2002 as part of the Company’s effort to optimize its balance sheet. A special General Meeting in 2000 approved a reduction in the share capital by cancelling 17,350,210 shares through a transfer to unrestricted reserves. The reduction was registered in March 2001. During 2000 the Company also redeemed 29,869,472 shares after having made an offer to the shareholders to redeem one in every 14 shares for a cash settlement of SEK 35 per share. In conjunction with the redemption the Company also issued 2,476,200 shares to the five largest shareholders in the company. At the Annual General Meeting on April 24, 2001, approval was given for a further reduction of the share capital in an amount of SEK 36 million by cancelling 15 million shares through a transfer to unrestricted reserves. This reduction was registered in October 2001. The Annual General Meeting in 2002 approved a reduction of the share capital in the amount of SEK 24 million by canceling 10 million shares through a transfer to restricted reserves. This reduction was registered in October 2002. Following these reductions the share capital of the Company amounts to SEK 867.8 million, represented by 361,596,181 shares, each with a par value of SEK 2.40. During 2002, 7,995,000 shares were repurchased at an average price of SEK 69 per share. As a result of the repurchase and after the cancellations, Swedish Match held 19,591,000 shares, equal to 5.4 percent of the Company’s total outstanding shares at December 31, 2002. The total number of shares outstanding, net after buybacks, amounted to 342,005,181, a decrease of 2.3 percent during the year. Buy back of shares has continued in 2003. As of June 12, 2003 Swedish Match held 30,433,000 shares, equal to 8.4 percent of the Company’s total outstanding shares.

In January 2001 Swedish Match acquired a small sales company for advertising products in Belgium. Swedish Match finalized its acquisition of British American Tobacco’s pipe tobacco operations in South Africa, effective February 1, 2001. The acquisition includes a production plant, inventories and brand names.

An agreement was also finalized with the former owners of Leonard Dingler in South Africa on February 26, 2001 and El Credito in the United States on January 1, 2001, covering additional amounts to be paid as performance based compensation for the companies.

Swedish Match acquired brand names pertaining to smokeless tobacco from Premium Tobacco Traders Ltd in August 2001. As a result of this acquisition, Swedish Match will market dry snuff in Germany, Switzerland and France.

In September 2001 Swedish Match acquired Maga S.p.a., one of the leading independent distributors of tobacco products in Italy. Maga S.p.a. sells primarily cigars, pipe tobacco and accessories. The acquisition gives Swedish Match its own marketing and sales organization in the Italian market.

In March 2003 Swedish Match acquired CYAN d.o.o., the leading distributor of tobacco products other than cigarettes in Slovenia.

In May 2003 Swedish Match acquired Packovation AB, a producer of packaging machinery located in Halmstad, Sweden.

Capital Expenditures

Swedish Match’s capital expenditures amounted to SEK 751 million in 2002 and were equal to approximately 5 percent of sales. Capital expenditures amounted to SEK 633 million in 2001 and SEK 331 million in 2000. Depreciation of fixed assets amounted to SEK 324 million compared with 329 million in 2001 and SEK 262 million in 2000. Total capital expenditures over the period 1997-2001 were equal to 4.5 percent of total sales during the period.

Swedish Match operates primarily in mature markets with limited capital expenditure requirements. Total capital expenditure for the last three years amounted to SEK 1,715 million. Apart from necessary investments for replacement purposes, most of the Company’s investments involved rationalization measures, such as moving production among the Company’s facilities in order to maximize efficiencies and create economies of scale. As a result of continued increase in snuff sales, particularly sales of portion-packed snuff in Sweden, a new production plant has been built in Kungälv, Sweden, near Gothenburg. The total investment in the plant is expected to amount to SEK 600 million. The plant is scheduled to begin production in 2003.

As a result of the investment in the new plant for snuff, capital expenditure for 2003 is expected to remain above the 2001 level. Capital expenditure is expected to be funded primarily through internally generated cash flow. Acquisitions, if any, may be financed through debt financing.

Since Swedish Match manufactures high-turnover consumer products, the Company maintains relatively small inventories of finished products.

For more discussion of the Company’s principal capital expenditure and divestitures, see “Item 5.A. Operating Results”.

4.B    Business Overview

General

Swedish Match is a Swedish-based international group that produces a broad range of “other” tobacco products including snuff, chewing tobacco, cigars, and pipe tobacco and as well as matches and disposable lighters. Swedish Match products are sold in approximately 140 countries. Within the Company’s product offering, there are products characterized by very strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters). Therefore, distribution and marketing are key factors to the Company’s development.

Swedish Match has traditionally had its greatest strengths in the Nordic region (primarily Sweden) and the United States. The Company also has significant cigar and “lights” (i.e. matches and lighters) operations in West Europe, pipe and snuff operations in South Africa and significant lights operations in parts of Asia, Latin America (primarily Brazil), and Africa.

Sales by Region

A breakdown of total revenues by principal geographic market is as follows:

North America.    Most of the revenues in this region arise from smokeless tobacco and cigar sales in the United States.

•	2000: SEK 3,837 million

•	2001: SEK 4,935 million

•	2002: SEK 4,671 million

Sweden.    Most of the revenues in this region arise from smokeless tobacco sales in Sweden, as well as distribution activities for all tobacco products on the Swedish Market.

•	2000: SEK 4,058 million

•	2001: SEK 4,405 million

•	2002: SEK 4,814 million

Europe excluding Sweden.    Revenues in this region arise primarily from the sales of cigars, matches, lighters, and pipe tobacco.

•	2000: SEK 2,089 million

•	2001: SEK 2,426 million

•	2002: SEK 2,472 million

Latin America and Other Geographies.    The single largest source of revenues in this region comes from sales of lighters and matches in Brazil and snuff and pipe tobacco in South Africa.

•	2000: SEK 1,549 million

•	2001: SEK 1,869 million

•	2002: SEK 1,686 million

Raw materials consist primarily of tobacco leaf, which is sourced worldwide with purchase cycle times ranging from several months to several years. Although prices and availability for individual grades of tobacco from individual markets may vary considerably, the volatility is substantially mitigated by the nature of tobacco purchases and the wide geographic availability.

Swedish Match products are largely intended for individual consumers and are therefore distributed in marketing channels that cater to the local needs of tobacco consumers. The primary classes of trade include but are not limited to (as applicable and allowed by law): food stores, gas stations and convenience stores, mass merchandisers, discount retailers, drug stores, tobacconists, kiosks, hotels and restaurants. Sales methods are standard for the industry and conform to local market norms in the countries where the products are sold.

The Swedish Match business structure is composed of five Divisions having clearly defined operating responsibility: North Europe, Continental Europe, North America, Overseas and Matches. General Cigar is operated as an independent division with its own production and sale of premium cigars. In 1999 the Company divested its cigarette operations.

Marketing, sales and production of tobacco products are organized in the North Europe, Continental Europe, North America and Overseas Divisions. The Matches Division sells its products through the four geographical Divisions and through its own networks. Lighter sales are coordinated through the Continental Europe Division. General Cigar sells its premium cigars primarily in the U.S. market.

Swedish Match’s financial reporting structure follows the six different product areas, Snuff, Chewing Tobacco, Cigars, Pipe Tobacco and Accessories, Matches and Lighters.

Business—Snuff

Key data

	2000	2001	2002
	SEK millions unless otherwise stated
Sales	2,071	2,457	2,788
Operating income before items affecting comparability	954	950	1,233
Operating margin, %	46.1	38.7	44.2

Capital expenditures and personnel

	2000	2001	2002
	SEK millions unless otherwise stated
Capital expenditures in tangible fixed assets	58	238	424
Average number of employees	842	846	825

Snuff is Swedish Match’s driving segment for organic growth. With restrictions on tobacco smoking and growing health concerns relating to cigarettes, smokeless alternatives are gaining a greater market potential. Swedish Match is the leading manufacturer of snuff in the Swedish and Norwegian markets and one of the three leading producers in the United States. Sales in 2002 amounted to SEK 2,788 million (2001: 2,457). Operating income for the year was SEK 1,233 million (2001: 950), corresponding to an operating margin of 44 percent (2001: 39).

Well-known brands in the Swedish and Norwegian markets are Generalsnus, Ettan, Grovsnus, and Catch, which together account for more than 80 percent of all snuff sales in Sweden and Norway.

The production for the Nordic market takes place at the factory located in Gothenburg, Sweden. The production for the American market takes place in Owensboro, Kentucky. A new factory expected to be operational in 2003 is under construction near Gothenburg, Sweden.

In the United States, Swedish Match continued to increase its market share, reaching 9.1 percent at year-end 2002, an improvement of 0.6 percentage points over the preceding year. Timber Wolf is the best selling Swedish Match brand in the United States. It is also the leading U.S. brand in the growing value-priced segment of the moist snuff category.

U.S. volume grew by approximately 10 percent, while North Europe volume grew by 6 percent. Overall sales of the Group’s snuff business increased 13 percent during 2002 compared to 2001.

Snuff market

Sweden and Nordic countries

Snuff is a traditional product that has become increasingly socially acceptable. Since snuff can be consumed discreetly in portioned packs, it is becoming an increasingly popular alternative to cigarettes for both men and women. Approximately 210 million cans of moist snuff are sold annually in the Nordic countries. In Sweden, the largest market, there are more than one million snuff consumers, corresponding to just over 10 percent of the population. Women account for more than 15 percent of snuff consumers.

Consumption of snuff is rising most rapidly in metropolitan areas, where population growth is highest and restrictions on smoking are more stringent. Portion-packed snuff’s share of the total market is approximately 50 percent, and still rising.

In order to further capitalize the General brand and to strengthen brand image, the General brand was relaunched in 2000, also with new graphics and packaging design. The company also launched a new Catch Eucalyptus snuff in 2000. In 2001, a loose-packed line extension of the Probe brand was launched. In 2002, the company launched Catch dry Lychee, a further Catch line extension.

Swedish Match has a 90 percent market share of the limited but growing Norwegian market. Consumption is increasing, with particular emphasis on portion-packed snuff. There are also some sales in other parts of the Nordic region at cross-border and tax-free outlets.

United States

Approximately 835 million cans of snuff are consumed annually in North America. Consumption has been growing by about 2 to 3 percent annually for a number of years. Swedish Match’s largest competitor is UST.

Swedish Match’s share of the market is approximately 9 percent. Continued growth was achieved with Timber Wolf, a leading brand in the low-price segment in spite of an extremely competitive market environment. The U.S. product range also includes Renegades, a portion-packed snuff, and Sequoia, a premium-priced snuff.

Other markets

In the South African market, snuff is the dominant smokeless tobacco product. Swedish Match established operations in the South African market in 1999 through its acquisition of Dingler, whose Taxi brand is a market leader. The acquisition provides a platform in southern Africa, one of the world’s most important markets for smokeless tobacco outside the Nordic countries and North America.

Swedish Match has limited test market and selling activity relating to snuff in India and Russia, among other markets. Swedish Match is prohibited from selling snuff in the EU (except for Sweden).

General

The Company expects that Sweden and North America will continue to be the primary markets for Swedish Match’s snuff products.

In many parts of the world, tobacco is used in a manner that resembles snuff consumption. Comprehensive studies have been conducted to identify potential markets for future geographic expansion.

The sale of snuff was prohibited in the EU in 1992, mainly because it was assumed that the product was carcinogenic. Sweden was exempted from the ban when entering the EU in 1995. Several studies in Sweden have shown that the assumed carcinogenic effects is lacking in scientific support. Against this background, the European Commission has decided to change the warning labels on packaging in Sweden for smokeless tobacco, including snuff. The prohibition on the sale of snuff throughout the rest of the EU remains however but is the subject of review by the European Court of Justice.

The table below shows the size of the Snuff Business in relation to the Swedish Match Group in 2002.

	Snuff	Swedish Match	Percent
Sales, SEK millions	2,788	13,643	20
Operating income before items affecting comparability, SEK millions	1,233	2,439	51
Capital expenditures in tangible fixed assets, SEK millions	424	751	56
Average number of employees	825	14,795	6

Business—Chewing Tobacco

Key data

	2000	2001	2002
	SEK millions unless otherwise stated
Sales	1,227	1,377	1,333
Operating income before items affecting comparability	331	372	406
Operating margin, %	27.0	27.0	30.4

Capital expenditures and personnel

	2000	2001	2002
	SEK millions unless otherwise stated
Capital expenditures in tangible fixed assets	35	36	42
Average number of employees	293	309	347

Swedish Match is a market leader in the chewing tobacco business in the United States. Sales amounted to SEK 1,333 million (2001: 1,377). Operating income amounted to SEK 406 million (2001: 372), an increase of 9 percent. Operating margin was 30 percent (2001: 27).

Chewing Tobacco operations are conducted in the North American market, mainly in the United States. Well known Swedish Match brands include the Red Man family and Southern Pride. In total, Swedish Match held a market share of approximately 42 percent of consumption volume in 2002.

Swedish Match purchases its tobacco requirements for all its products in markets around the world. The Company seeks to find tobacco that meets its quality standards at an acceptable price. The tobacco is then transported to the Company’s various manufacturing facilities for processing and distribution.

The headquarters for the chewing tobacco operations are in Richmond, Virginia. Production is carried out in Owensboro, Kentucky.

Chewing tobacco market

United States

The use of chewing tobacco is an old custom in the United States. Consumption is mainly concentrated in a region comprising the southeastern states. Chewing tobacco is usually associated with outdoor and recreational activities, such as hunting and fishing.

Four major producers dominate the chewing tobacco industry in the United States. Swedish Match is the market leader with its Red Man family of brands (Red Man, Red Man Golden Blend and Red Man Select). Swedish Match’s major competitor is Conwood.

The total U.S. market amounts to approximately SEK 3,500 million. Consumption of chewing tobacco has been declining by an average of 4 percent per year over the past three years, continuing a long-term trend. The reason is primarily demographic, as a result of the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors.

General

The market for chewing tobacco is declining, but profitability remains strong. Swedish Match’s goal is to maintain its market position and profitability and to improve capacity utilization in order to control costs.

The partnership with the retail sector is expanding, with training and support regarding the product range and product exposure.

The table below shows the size of the Chewing Tobacco Business in relation to the Swedish Match Group in 2002.

	Chewing Tobacco	Swedish Match	Percent
Sales, SEK millions	1,333	13,643	9.8
Operating income before items affecting comparability, SEK millions	406	2,439	16.6
Capital expenditure in tangible fixed assets, SEK millions	42	751	5.6
Average number of employees	347	14,795	2.3

Business—Cigars

Key data

	2000	2001	2002
	SEK millions unless otherwise stated
Sales	2,690	3,481	3,318
Operating income before items affecting comparability(1)	347	500	522
Operating margin, %	12.9	14.4	15.7

(1)	Swedish Match’s 40 percent holding in Arnold André is reported in accordance with the equity method.

Capital expenditures and personnel

	2000	2001	2002
	SEK millions unless otherwise stated
Capital expenditures in tangible fixed assets	101	239	169
Average number of employees	4,997	5,922	6,504

Swedish Match is one of the world’s largest manufacturers and distributors of cigars and cigarillos, and ranks second in terms of sales in the world cigar market. Including the jointly owned German company, Arnold André (in which Swedish Match holds a 40 percent interest), production amounts to more than one billion cigars per year.

Sales in 2002 fell 5 percent to SEK 3,318 million (2001: 3,481). Swedish Match sales are primarily in the European mass market, in the US machine made mass market, and in the US premium cigars market. The decline in sales is primarily attributable to declining volumes and weaker market share in the US machine made mass market. Operating income increased to SEK 522 million (2001: 500). The operating margin was 15.7 percent (2001: 14.4).

The company’s main brands include La Paz, Willem II, Garcia Y Vega and La Gloria Cubana. On May 8, 2000, the company acquired 64% of the shares of General Cigar Holdings, Inc. The remaining 36% of the shares are privately held by the Cullman family, who continue to manage General Cigar Holdings. General Cigar Holdings is the leading manufacturer of premium cigars in the United States and produces the best selling premium cigar brand, Macanudo. As a result of the acquisition, Swedish Match strengthened its position as a leading global cigar company and as a leader in “Other Tobacco Products (OTP)” (cigars, snuff, pipe tobacco and chewing tobacco) in the United States.

Swedish Match manufactures more than 30 cigar brands that are marketed in more than 90 countries worldwide. The largest markets are Western and Northern Europe, and the United States. The product range includes all types of cigars and cigarillos, from hand-rolled premium cigars to machine-made cigarillos.

The production plants are located in Valkenswaard (The Netherlands), Houthalen (Belgium) and Pandaan (Indonesia). In 2002 Swedish Match’s production in the plant in Overpelt (Belgium) was closed down and moved to other existing Swedish Match plants. Cigars are also produced in Santiago, the Dominican Republic and Dothan, Alabama in the United States. The German company Arnold André with production plants in Bünde and Königslutter (Germany) is 40 percent owned by Swedish Match. The company Lareka in Valkenswaard (The Netherlands), with operations consisting of reconditioning of machines for the tobacco industry, is also part of the business.

General Cigar has production plants situated in Santiago, Dominican Republic and San Pedro, Honduras.

Cigar market

During 2002, the world market for cigars was more than 15 billion cigars, with an estimated sales value of SEK 35 billion. Of this number, about 6.6 billion were sold in Europe (44 percent), and the North America market accounted for about 6.2 billion cigars (41 percent).

Europe

Consumption of cigars in Europe showed a slight increase in 2002.

There are a large number of players in the market, with many small local companies operating in parallel with major manufacturers. Production and wholesaling are both being restructured. A number of wholesalers and small manufacturers merged in late 1997 and early 1998, and the merger trend continued in 1999 with two major competitors combining to form a new company. The players are becoming fewer and larger although merger activity since 2000 has been limited.

Swedish Match’s market share in Europe amounts to approximately 15 percent, and has been stable in recent years.

United States

Until 1997, the American cigar market was characterized by strong growth in the premium segment. In 1998, the very sharp market growth for cigars weakened. Excess inventories had been built up by manufacturers and distributors, and this led to price competition in the premium segment. In 1999 total consumption of cigars stabilized, and large excess inventories of product in the commercial chain reduced somewhat, negatively affecting manufacturers’ sales despite stable consumption. In 2000, consumption of machine made mass market cigars increased slightly, while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In 2001, the U.S. machine made mass market cigar market continued to increase slightly, and Swedish Match mass market volumes improved by 11 percent, primarily due to distribution gains. In 2002, the US machine made mass marked continued to grow modestly. However, Swedish Match volumes declined, as did the company’s share of market. The growth in the US market in 2002 came primarily from sweet and flavoured cigars, which was not part of Swedish Match’s portfolio of products, at the expense of larger, natural cigars, which are part of the core portfolio of the company.

In 2000, Swedish Match acquired a 64 percent ownership stake in General Cigar Holdings, Inc., a manufacturer and distributor of premium cigars, for USD 170 million.

Asia/Australia

Asia and Australia continue to be characterized as growth markets for cigars. In Asia, Swedish Match used its base in Hong Kong to develop its contacts with the Chinese mainland.

General

The world market for cigars is continuing to grow, but with considerable differences between markets. Rapid growth in the North American market leveled off in 1998 and was stable in 1999 and 2000. The overall U.S. market grew somewhat in 2002, with stable demand for premium cigars and modest growth in the mass market. Growth of 0 to 2 percent in volume terms is expected to continue in Europe.

The cigar business is an important growth area for Swedish Match. The Company aims to participate in cigar growth in various markets.

The table below shows the size of the Cigar Business in relation to Swedish Match Group in 2002.

	Cigars	Swedish Match	Percent
Sales, SEK millions	3,318	13,643	24.3
Operating income before items affecting comparability, SEK millions	522	2,439	21.4
Capital expenditures in tangible fixed assets, SEK millions	169	751	22.5
Average number of employees	6,504	14,795	44.0

Business—Pipe Tobacco and Accessories

Key data

	2000	2001	2002
	SEK millions unless otherwise stated
Sales	762	933	843
Operating income before items affecting comparability	213	236	164
Operating margin, %	28.0	25.3	19.5

Capital expenditures and personnel

	2000	2001	2002
	SEK millions unless otherwise stated
Capital expenditures in tangible fixed assets	35	9	20
Average number of employees	357	578	558

Swedish Match is one of the world’s largest manufacturers of pipe tobacco. In 2002 sales fell by 10 percent to SEK 843 million (2001: 933) with the drop primarily attributable to currency effects, namely the drop in the value of the South African Rand and US dollar versus the Swedish Crown, as well as lower volumes in most markets. Operating income fell 31 percent to SEK 164 million (2001: 236).

Swedish Match’s largest brands are Borkum Riff, Half and Half, Boxer, Best Blend and Velvet. Borkum Riff is one of the world’s few global brands of pipe tobacco. The main markets are North America, Northern/Western Europe, and Southern Africa.

Pipe tobacco is manufactured in Owensboro, Kentucky, U.S., and in Boxburg and Rustenburg, South Africa. During 2002, Swedish Match initiated a subcontracting of production of certain brands to MacBaren, a Danish company.

Pipe tobacco market

The world market for pipe tobacco is declining by 7 to 9 percent annually in volume terms, with North American and Western European market declines of 8 to 10 percent. The main reason is demographic—the increasing average age of consumers and the weak influx of new buyers. Demand in premium, moderate and value price segments is declining.

The players in the pipe tobacco industry are mainly large companies, with many other tobacco products in their lines. Nine manufacturers account for 75 percent of the global market. This number has been relatively constant during the past two decades. From 1998 to 2000, however, there was a certain amount of consolidation in the industry. Most manufacturers employ a defensive strategy, with high sales prices and limited marketing activity.

The largest single market for pipe tobacco is the United States. Other large markets are Western Europe, Australia, Japan, Canada, and South Africa.

Consumers are showing a growing interest in the geographical origin of tobacco and in mixtures and flavors. Premium brands have, in recent years, been taking an increasing share of this declining market.

North America

Consumption of pipe tobacco in the North American market has been declining by approximately 8 to 10 percent a year. Swedish Match is the fourth largest manufacturer in North America, with a market share of about 20 percent and a leading position in the premium segment with Borkum Riff. It is also strong in the mass market segment with Half and Half, Velvet and Paladin.

Western and Northern Europe

Consumption in Europe has been declining by roughly 8 percent a year over the past several years. There is a trend toward greater concentration in the retail chain. The competitive situation varies considerably between markets, with few large manufacturers. The exception is Germany, where there are a number of local and international manufacturers. Germany is one of the largest and most profitable markets in Western Europe. Swedish Match has strong positions in Sweden and Finland, as well as Switzerland and Spain. Swedish Match’s market share in Western Europe is approximately 3 percent, and approximately 15 percent in Northern Europe.

South Africa

The market in South Africa has grown during recent years. A marginal decline in demand was noted in 2000 following a sharp increase in tobacco tax. With its acquisitions of Leonard Dingler and Brasant, Swedish Match has created a solid platform for continued expansion in South Africa and neighboring countries. Dingler’s brands include Boxer, Nineteen O Four, Black and White, and Giraffe. In February 2001, the Company acquired the South Africa pipe tobacco operations of BAT Rothmans following BAT’s merger with Rothmans. In the second half of 2001, the South African Rand depreciated significantly versus most of the world’s major currencies. This depreciation accelerated in the final three months of the year, causing commodity prices to increase significantly late in 2001, and especially during the first three months of 2002. This has had a negative impact on purchasing power among consumers. Early in 2002 the government of South Africa announced double-digit increases on tobacco taxes. Sales turnover, volume, and earnings were negatively affected in both the final three months of 2001 and for most of 2002. The South African currency began to significantly strengthen versus both the US dollar and the Swedish kronor in the second half of 2002, and both sales and volume have experienced better results in the fourth quarter of 2002.

Other markets

Swedish Match has taken early steps to establish operations in Latin America, where there is considered to be growth potential for pipe tobacco.

General

Swedish Match is one of the major players in the market for pipe tobacco. The business is global and operating margins in 2002 were 19 percent.

Swedish Match intends to strengthen its position in this profitable market.

The table below shows the size of the Pipe Tobacco business in relation to the Swedish Match Group in 2002.

	Pipe Tobacco	Swedish Match	Percent
Sales, SEK millions	843	13,643	6.2
Operating income before items affecting comparability, SEK millions	164	2,439	6.7
Capital expenditures in tangible fixed assets, SEK millions	20	751	2.7
Average number of employees	558	14,795	3.8

Business—Matches

Key data

	2000	2001	2002
	SEK millions unless otherwise stated
Sales	1,712	1,690	1,648
Operating income before items affecting comparability	90	183	221
Operating margin, %	5.3	10.8	13.4

Capital expenditures and personnel

	2000	2001	2002
	SEK millions unless otherwise stated
Capital expenditures in tangible fixed assets	70	68	58
Average number of employees	6,333	5,893	5,743

Swedish Match is a global manufacturer of matches. In 2002, the Match business had sales of SEK 1,648 million (2001: 1,690). Operating income amounted to SEK 221 million (2001: 183). The operating margin increased significantly during 2002, to 13.4 percent (2001: 10.8).

The company’s plants provide consumers in nearly 140 countries with matches in the volume and quality segments, under a large number of local brand names. Swedish Match’s main markets are Europe, South America and Asia. Substantial volumes are also exported to other countries. Operations include Swedish Match Arenco, which manufactures match production machinery.

The match business’ head office is in High Wycombe (United Kingdom). Match factories are located in Tidaholm and Vetlanda (Sweden), Curitiba and Pirai (Brazil), Valencia (Spain), Szeged (Hungary) and Orhangazi (Turkey). The Company’s consolidated subsidiaries also own factories in Bulgaria and India. Swedish Match’s holding in the Indian company Wimco Ltd. amounts currently to 74 percent.

Match market

Western and Northern Europe

The long-term consumption trend in Western and Northern Europe is downward. Consumption appears to have stabilized in much of the market, however. Swedish Match is the largest manufacturer and the market leader in Europe. In Europe, the market shows a trend toward increased consumption of specialty matches, even as overall match consumption is flat or declining.

Asia

Swedish Match estimates that it has approximately a 50 percent market share in Turkey.

The Indian market is increasing slightly year by year, mainly as a result of population growth. Due to a long tradition of smoking, high import taxes on lighters and a large number of households in which food is cooked on gas stoves or open fires, continued market growth is likely. Increased interest in premium products and growing acceptance of higher prices by consumers in higher income brackets favor manufacturers of Western-oriented products.

Swedish Match has a 74 percent interest in Wimco Ltd., one of the world’s largest manufacturers of matches, with four production units in India. At the time of the acquisition, Wimco was active in a number of industries. In 2001 Wimco’s operations were concentrated on its core business, matches.

Latin America

Brazil, where the Group has established operations under well-known brand names, is the focal point for operations in Latin America. The market share in Brazil is approximately 50 percent. In volume terms, the Brazilian market is approximately the same size as Europe, and shows a slight downward trend. Following the closure of a production plant in São Laurenco, production was concentrated to the plant in Curitiba in southern Brazil. Locally, prices have increased slowly during the past few years in Brazil, where the product is used mainly for household applications. Part of the output from Swedish Match’s plants is exported to neighboring countries.

General

Swedish Match, the world’s only integrated match manufacturer, intends to consolidate and strengthen its global position by shifting production capabilities among manufacturing facilities in order to maximize Group efficiency and to create economies of scale.

The Group’s product strategy includes repositioning brands, updating the product range in some markets, and obtaining better exposure in stores.

Production operations will be further rationalized; however, local production may be required for a presence in certain markets.

The table below shows the size of the Matches Business in relation to the Swedish Match Group in 2002.

	Matches	Swedish Match	Percent
Sales, SEK millions	1,648	13,643	12.1
Operating income before items affecting comparability, SEK millions	221	2,439	9.1
Capital expenditures in tangible fixed assets, SEK millions	58	751	7.7
Average number of employees	5,743	14,795	38.8

Business—Lighters

Key data

	2000	2001	2002
	SEK millions unless otherwise stated
Sales	720	809	700
Operating income before items affecting comparability	74	101	74
Operating margin, %	10.3	12.5	10.6

Capital expenditures and personnel

	2000	2001	2002
	SEK millions unless otherwise stated
Capital expenditures in tangible fixed assets	22	27	21
Average number of employees	625	570	533

Swedish Match is the world’s third largest manufacturer of disposable lighters. Its operations are global, with the largest markets being Western Europe, parts of Asia, and the United States. The Cricket lighter is the main brand for Swedish Match. Sales in 2002 amounted to SEK 700 million (2001: 809). Operating income fell to SEK 74 million (2001: 101). The operating margin was 10.6 percent (2001: 12.5).

The head office is in Assen (The Netherlands). Production plants are located in Assen (The Netherlands), Manila (Philippines) and Manaus (Brazil). Swedish Match partly owns a company in Malaysia with an assembly plant for semi-finished products.

Lighter market

The world market for disposable lighters is growing by 1 to 2 percent a year in volume terms. The rate of growth is much higher in many developing countries, where the number of smokers and income per capita are both rising. The market in Western Europe and the United States is declining slightly, in parallel with cigarette consumption. Consumer brand loyalty is low. In most markets, there is increasing competition from lighters made in countries with relatively lower average labor costs, including China and other parts of Asia. Cost-effective production and distribution are thus becoming increasingly important competitive tools.

The market is dominated by three large players, Bic, Tokai and Swedish Match. Altogether, these three participants hold approximately a 50 percent share of the world market.

Western Europe

The market for lighters in Western Europe is decreasing by as much as 2 percent a year. Swedish Match market share was stable. The Western European markets are fully developed, with higher quality value added products, such as those produced by Swedish Match and the other two large competitors, making up the majority of sales. EU legislation has approved a new lighter standard for EU member states for disposable lighters incorporating Child Resistant (CR) features. The legislation is due to come into effect mid 2004. Swedish Match is committed to adherence to the standard.

United States

The American market for lighters has decreased in volume terms by 1 to 2 percent in recent years. Swedish Match’s share of the market rose slightly in 2002, and is almost 5 percent. Disposable lighters sold in the United States are required to meet industry standards to be child resistant.

Eastern Europe

Swedish Match has a strong position in Eastern Europe, with a market share in excess of 20 percent. Total sales in Russia had declined substantially, however, as purchasing power deteriorated, following the collapse of the Ruble in 1998. In 2002, the market size and Swedish Match volume in the Eastern Europe market have rebounded to mid-1998 levels. Russia, one of the more important markets for Swedish Match, has experienced a strong rebound, with Swedish Match volume now back to the higher historical level. Cricket is the leading brand in the Russian market.

Asia

Swedish Match has less than 10 percent of the Asian market for lighters. Due to financial turbulence and the decline in the region’s purchasing power, overall demand weakened substantially in 1999 and 2000. Many Asian markets have recovered somewhat from their low point, however, and lighter volumes improved during 2001. In 2002, the Groups sales volume declined 33 percent in virtually all the region’s markets in which it is active. A key reason is the increasingly tough competition from cheap Chinese lighters. The declining market for promotional lighters in Japan also had a significant impact on Swedish Match earnings during 2002.

General

The table below shows the size of the Lighter Business in relation to the Swedish Match Group in 2002.

	Lighters	Swedish Match	Percent
Sales, SEK millions	700	13,643	5.1
Operating income before items affecting comparability, SEK millions	74	2,439	3.0
Capital expenditures in tangible fixed assets, SEK millions	21	751	2.8
Average number of employees	533	14,795	3.6

Competition

Tobacco

A few large multinational companies dominate the global tobacco market. The largest multinational tobacco companies are Philip Morris, BAT, RJ Reynolds, and Japan Tobacco, among others. All of these manufacturers are heavily dependent on the sale of cigarettes. A number of these companies have operations in fields other than tobacco.

The large tobacco companies compete with Swedish Match in different product areas in different geographic markets. Altadis not only directly competes with Swedish Match but, since this company is largely responsible for the import and distribution of tobacco products in its French and Spanish domestic markets, Altadis is also one of Swedish Match’s most important cigar distributors.

The world’s largest smokeless tobacco producer is UST of the United States (with its Skoal and Copenhagen brands of moist snuff). Conwood and Swedish Match follow in size, producing both moist snuff and chewing tobacco, followed by National Tobacco. Swedish Match’s moist snuff business in the United States is growing but is still relatively small. In Sweden, which is Swedish Match’s primary moist snuff market, the Company dominates the market. During 2001 and 2002, a number of companies have started or have announced that they will start manufacturing and marketing of snuff products in Sweden.

Lighters and Matches

Swedish Match is the world’s only global manufacturer of matches. Generally, the global match industry is fragmented, consisting of local companies that in some cases also have substantial exports.

The global market for disposable lighters is dominated by three major participants that together account for over 50 percent of world sales volume. The remaining participants comprise a growing number of producers, primarily in China and other Asian countries, which produce low-grade copies of quality disposable lighters.

The largest producer of disposable lighters is Bic. The Bic brand name is used for a family of products consisting of disposable lighters, pens and razors. Because their lighters are generally similarly priced, Bic and Swedish Match compete mainly on the basis of quality and design. Another large producer is Tokai, a Japanese company. The Japanese market is Tokai’s largest.

Production

Swedish Match manufactures its products at 26 production facilities located in 15 countries.

Swedish Match has one chewing tobacco production facility located in Owensboro, Kentucky, United States.

The Cigar product group has production facilities located in Valkenswaard, the Netherlands; Houthalen, Belgium; and Pandaan, Indonesia. The product group also has production units in Santiago, the Dominican Republic and Dothan, Alabama in the United States. Arnold André, a German company with production facilities in Bünde and Königslutter, is 40% owned by Swedish Match. The company Lareka in Valkenswaard, with operations consisting of reconditioning of machines for the tobacco industry, is also part of the product group. General Cigar has production plants situated in Santiago, Dominican Republic and San Pedro, Honduras.

The lighter production group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil. There is a partly owned company in Malaysia with assembly plants for semi-finished products.

Match production facilities are located in Tidaholm and Vetlanda, Sweden; Curitiba, and Pirai, Brazil; Valencia, Spain; Orhangazi, Turkey; and Szeged, Hungary. The Company’s consolidated subsidiaries also own factories in Bulgaria and India. In addition, the Division owns a manufacturer of match-making machinery, Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China.

Swedish Match produces pipe tobacco products in Boxburg and Rustenburg, South Africa and Owensboro, Kentucky, United States. Further, Swedish Match has a contract manufacturing agreement for pipe tobacco with the Danish company MacBaren.

The snuff product group has production facilities located in Gothenburg, Sweden, Owensboro, Kentucky, United States and Boxburg, South Africa.

Swedish Match is both a producer and a purchaser of raw materials, with matches produced from timber grown by Swedish Match on sustainable forests and purchased on the open market. Tobacco is primarily purchased on the open market, although the company, through its 64 percent holding of General Cigar Holdings, Inc., is the largest producer of Connecticut shade wrapper, a premium quality tobacco leaf used in the production of premium cigars. Purchases of raw materials are subject to market supply and demand, and, as such, volatility exists in both tobacco and timber pricing. Swedish Match is also affected by volatility in pricing for cardboard, plastic (used in packaging), nylon (for lighters), and gasoline (for transport/distribution). In the vast majority of cases, Swedish Match does not depend on any single source for tobacco, its main raw material requirement, and tobacco can be bought worldwide and over varying time periods, both reducing pricing volatility.

Regulation

The manufacture, marketing and sale of tobacco are highly regulated. A brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), United States, and South African markets are given below. Approximately 86 percent of Swedish Match’s revenues originate in the European Union, South Africa and the United States. In these markets, the business in the tobacco segment is subject to a great number of restrictions and excise duties. A major risk to the Company’s future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced.

Sweden

Marketing Act (SFS 1995:450).    The Marketing Act regulates the marketing of all types of products and includes a catalogue of requirements regarding marketing activities. The Marketing Act gives the Consumer Ombudsman (KO) considerable power in his/her role as regulator, including the power of prohibition and information requirements for enterprises.

Tobacco Act (SFS 1993:581).    The Tobacco Act prohibits smoking in certain areas, and includes regulations governing smoking in workplaces, prescribes warning messages and a declaration of contents in products in accordance with EU directives, prohibits advertising in the media and regulates strict product control. The Tobacco Act bans all television, radio and print advertising to consumers of tobacco products in Sweden and stipulates that particular restraint should be exercised in all marketing of tobacco products. New warning labels and declarations of contents have and will been imposed to adhere to EU regulations. Texts, names, trademarks and figures or other signs suggesting that a particular tobacco product is less harmful than others may not be used on the packaging of tobacco products. The Tobacco Act, further, contains an age limit of 18 years for purchases of tobacco products in Sweden.

The Swedish Board for Consumer Policies (KOVFS 1998:7).    This ordinance sets forth the particular requirements on marketing of tobacco products. It contains, for example, a catalogue of non-acceptable marketing activities under the concept of “particular restraint”.

The National Institute on Public Health (FHIFS 2001:2).    This ordinance sets forth the labeling requirements on tobacco products in Sweden.

Ordinance covering the banning of exports of moist snuff (SFS 1994:1266).    This ordinance implements the EU directive prohibiting the export of moist snuff to EU countries that have introduced bans on the sale of moist snuff.

Tobacco Tax Act (SFS 1994:1563).    The Tobacco Tax Act regulates Swedish tobacco taxes including tax rates.

Tobacco Tax Ordinance (SFS 1994:1613).    The Tobacco Tax Ordinance contains definitions of the various tobacco products.

Act on Excise Duties and Price Regulation Fees (SFS 1984:151).    This Act regulates payment conditions for tobacco excise taxes.

Act on taxation of “individual” import of alcoholic beverages and tobacco products from countries that are members of the EU (SFS 1994:1565).    An EU directive generally imposes limits on the import by individual consumers of alcohol and tobacco for private consumption. However, Sweden has lowered these limits below EU requirements. Sweden has been granted a time limited exemption from the EU directive and is able to maintain the present restrictions beyond EU requirements.

European Union

Council Directive 98/43/EC.    Council Directive 98/43/EC of the European Parliament and of the Council related to the Advertising and Sponsorship of Tobacco Products. This directive was adopted in 1998. Under this directive, no advertising of any product should be pursued provided such product carried a trademark also used for tobacco products. The directive also prohibited sponsoring by tobacco producers. On October 5, 2000, the European Court of Justice annulled this directive for reasons connected with its legal base. Many EU Member States have nevertheless introduced bans on tobacco advertising on a national level.

In June, 2001, the European Commission presented a new proposal banning tobacco advertising and sponsorship. On March 27-28, 2003 the Council adopted in first reading a new Directive concerning the advertising and sponsorship of tobacco products. The directive was adopted with two amendments introduced by the European Parliament. The new directive is aimed at harmonizing national regulations on tobacco advertising in printed media, radio broadcasting and information society services, as well as on sponsorship of events with cross-border effects with the aim of promoting tobacco products. Moreover, it aims at banning, with a few limited exceptions, advertising and sponsorship of tobacco products in the sectors and cases mentioned above. It is intended to replace the annulled Directive 98/43/EC. It builds on the relevant provisions, with regard to television advertising and sponsorship of tobacco products, of Directive 97/36/EC concerning the pursuit of television broadcasting activities (so-called “Television without frontiers” Directive).

Council Recommendation 2003/54/EC of December 2, 2002 on the prevention of smoking and on initiatives to improve tobacco control. This text recommends a number of restrictions that are to be adopted by the Member States, e.g. that vendors verify the age of youngsters when purchasing tobacco products, that tobacco products are removed from self-service displays, restricted access to vending machines, a prohibition on the sale of cigarettes in packages of less than 19 cigarettes, a prohibition on the use of tobacco brand names on non-tobacco products and services, as well as on the use of promotional items, free gifts, indoor and outdoor billboards and posters, use of advertising in cinemas, etc.

Council Directive 89/522/EEC provides for a complete ban on tobacco advertising and tobacco sponsorship on television.

Council Directive 2001/37/EC set forth the labeling requirements for all tobacco products sold in the European Union. This directive repeals directives 89/622/EEC and 90/239/EEC. Member states had to implement directive 2001/37/EC into their national legislation by September 30, 2002. The new directive changes the strong warning for oral tobacco “causes cancer” to the more general warning text “This product can damage your health and is addictive”. This warning shall be printed on the most visible surface of the unit packet and on any outside packaging, with the exception of additional transparent wrappers, used in the retail sale of the product.

For other tobacco products there will be two new general warnings: “Smoking kills”/”smoking can kill” and “Smoking seriously harms you and others around you” and a list of additional warnings, which include the following: “Smokers die younger”, “Smoking clogs the arteries and causes heart attacks and strokes”, “Smoking causes fatal lung cancer”, “Smoking when pregnant harms your baby”, “Protect children: don’t make them breathe your smoke”, “Your doctor or your pharmacist can help you stop smoking”, “Smoking is highly addictive, don’t start”, “Stopping smoking reduces the risk of fatal heart and lung diseases”, “Smoking can cause a slow and painful death”, “Get help to stop smoking: (telephone/postal address/internet address/consult your doctor/pharmacist)”, “Smoking may reduce the blood flow and causes impotence”, “Smoking causes aging of the skin”, “Smoking can damage the sperm and decreases fertility”, “Smoke contains benzene, nitrosamines, formaldehyde and hydrogen cyanide”. The warnings must be printed on a white background with a black border around them. The size for the general warnings and the warning for smokeless tobacco will also be increased to 30 percent and 32 percent (2 languages) and 35 percent (three languages). For certain boxes, such as cigar boxes special conditions as to the size of the health warning will prevail. The new directive requires a batch number on the tobacco product for proper identification. Member states shall require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type. This information shall be submitted on a yearly basis. By December 31, 2004, the Commission shall propose a common list of ingredients to be used in tobacco products.

Effective September 30, 2003, texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others will be forbidden on the packaging of tobacco products (descriptors, such as light and mild). The Commission will regularly report on any new scientific and technological developments to the Member States with a view to keep the Directive up to date. The Commission will not later than December 31, 2002 adopt the rules for the use of color photographs or other illustrations on tobacco packages. The marketing of certain forms of tobacco for oral use is still prohibited, without prejudice to article 151 of the Act of Accession of Austria, Finland and Sweden.

No later than December 31, 2004, and every two years thereafter, the Commission shall submit to the European Parliament, the Council and the Economic and Social Committee a report on the application of this Directive. On submission of the first report, the Commission shall indicate in particular the features which should be reviewed or developed in the light of developments in scientific and technical knowledge. In this report an evaluation will be made of tobacco products which may have the potential to reduce harm.

Council Directive 92/80/EC of October 1992 deals with the approximation of taxes on manufactured tobacco other than cigarettes. Since February 12, 2002 there is a new Council Directive (Council Directive 2002/10/EEC) that regulates the structure and rates of excise duties that are applied on manufactured tobacco products, it amends directives 92/79/EEC, 92/80/EEC and 95/59/EEC. The EU’s Member States were required to implement this directive by July 1, 2002 at the latest, but derogations from this deadline were given to Germany, Spain and Greece.

Council Directive 2002/10/EEC (the “Tobacco Tax Directive”) stipulates that in the interests of uniform and fair taxation, the definition of cigars and cigarillos as set out in Council Directive 95/59/EC on taxes other than turnover taxes which affect the consumption of manufactured tobacco should be adapted so that a type of cigar which is similar to a cigarette is treated as a cigarette for excise purposes.

United States

The U.S. Federal Trade Commission (the “FTC”) and the Department of Justice regulate the U.S. tobacco industry. The smokeless portion of the U.S. tobacco market is regulated by the Comprehensive Smokeless Tobacco Health Education Act of 1986, which is enforced by the FTC. This legislation requires that, among other things, warning texts be prominently displayed on products, packaging, advertising and advertising articles. Advertising smokeless tobacco products via electronic media (radio and television) is prohibited. Swedish Match North America is also subject to an FTC Order that is aimed at television and radio transmissions of events sponsored by the Company.

In addition, the FTC, by consent decree, regulates the packaging and advertising of cigars, requiring that warning texts be prominently displayed on all cigar product packaging and marketing materials. The federal authorities have not adopted any packaging or advertising regulations covering pipe tobacco, although packaging and advertising regulations are currently under consideration by the FTC. Many states have adopted stricter legislation covering advertising, coupon offers and sampling of smokeless tobacco products. In addition, the minimum age for the purchase and use of the division’s products, such as chewing tobacco, is 18 years in most states.

Chewing tobacco, moist snuff, cigars and pipe tobacco are all subject to excise taxes at the federal and state levels. Federal excise taxes are based on weight whereas state excise taxes are generally expressed as a percentage of the manufacturer’s list or wholesale prices. State excise taxes vary from state to state and from product to product. These taxes vary from a low of zero in four states plus the District of Columbia to a high of 129 percent in the State of Washington. Otherwise, excise taxes are on average in the range of 20-35 percent.

In 1996, the FDA proposed rules that, among other things, would have established 18 years of age as the federal minimum age of purchase for smokeless tobacco products and would prohibit free samples, mail order sales and self-service displays. The proposed rules also would have limited certain advertising and labeling to a text only format and would have banned the sale or distribution of non-tobacco items that bear tobacco brand names, such as hats and t-shirts, and would have restricted sponsorship of events to corporate name only. These rules ultimately were declared unlawful by the United States Supreme Court, when it found that the U.S. Congress had not granted the FDA the authority to regulate tobacco products. There is uncertainty as to whether the U.S. Congress will pass legislation in the future to permit the FDA to regulate tobacco and thereby propose rules similar to those described above.

As opposed to the strict regulatory regimes in which the other divisions operate, legislation requiring that lighters sold in the United States be child-resistant is the only special legislation affecting the match and lighter business.

South Africa

In South Africa the consumption and promotion of tobacco products is regulated and controlled by Parliament (the Supreme Authority) in terms of legislative enactment known as the “Tobacco Products Control Act No. 83 of 1993 (as amended)”, and the regulations promulgated thereunder. The main thrust of the legislation prohibits or restricts smoking in public places, regulates the sale and advertising of tobacco products and prescribes what health messages are to be reflected on packages. Highlights from the Tobacco Products Control Act include:

•	the prohibition of smoking tobacco products in any public place;

•	the complete ban on the advertising and promotion of tobacco products;

•	the restriction of the sale of tobacco products except in package bearing the prescribed health warning;

•	the prohibition of the sale of tobacco products to persons under the age of 16 years; and

•	the prohibition on the distribution and supply of tobacco products for free, or at a reduced price, or coupled to any reward, such as gifts, cash rebates or rights to participate in contests.

Regulations made in terms of the Act deal with maximum tar and nicotine yield, permissible public smoking areas, point of sale of tobacco products (e.g. signage), exemption from unintended consequences of the legislation and the phasing out of existing sponsorship and contractual obligations. Excise duties including VAT on smoking pipe tobacco products in South Africa are levied at the current uniform rate of 50% of the manufacturers suggested retail price.

Seasonality

There is little seasonality in consumption for Swedish Match products. There are some small quarterly variations in shipments, especially for premium quality cigars, with heavier purchases by wholesalers and retailers in anticipation of the Christmas/New Year selling season.

Patents and licenses

Swedish Match holds or licenses a number of significant trademarks or other intellectual property rights to the products marketed by the Group wherever such protection is available. In view of the significance of tobacco and lights brand awareness among consumers, it is management’s opinion that the Group’s trademark and other intellectual property rights must have sufficient protection. Despite the steps that the Company has taken to protect its intellectual property rights, the Company cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents will be sufficiently broad to protect its technology. Any patents that are granted to the Company may be challenged, invalidated or circumvented, and any right granted under the Company’s patents may not provide competitive advantages for the Company.

4.C Organizational	Structure

The following is a list of the Company’s significant subsidiaries:

Company	Country of Incorporation	Swedish Match Ownership Interest (%)	Swedish Match Voting Interest (%)
Swedish Match North Europe AB	Sweden	100	100
Swedish Match Distribution AB	Sweden	100	100
Intermatch Sweden AB	Sweden	100	100
Swedish Match Industries AB	Sweden	100	100
Swedish Match Arenco AB	Sweden	100	100
Svenska tändsticksbolaget försäljningsaktiebolag	Sweden	100	100
Swedish Match North America Inc.	United States	100	100
General Cigar Holdings, Inc.	United States	63.52	63.52
Swedish Match Group BV	The Netherlands	100	100
Swedish Match Cigars BV	The Netherlands	100	100
Swedish Match Cigars NV	Belgium	100	100
Swedish Match Lighters BV	The Netherlands	100	100
Swedish Match UK Ltd	United Kingdom	100	100
Swedish Match Nederland BV	The Netherlands	100	100
Swedish Match France SA	France	100	100
Swedish Match Ireland Ltd	Ireland	100	100
Swedish Match Fosforos Espana SA	Spain	100	100
Swedish Match Kibrit ve Cakmak ve Endustri AS	Turkey	100	100
Swedish Match do Brazil SA	Brazil	98	98
Wimco Ltd	India	74	74
Leonard Dingler (Pty) Ltd	South Africa	100	100
Best Blend (Pty) Ltd	South Africa	80	80
Swedish Match Philippines Inc.	Philippines	100	100

4.D Property,	Plants and Equipment

Swedish Match manufactures its products at 26 production facilities located in 15 countries. The output of a number of the Company’s plants is limited by the environment permits issued.

The chewing Tobacco product group has one production facility located in Owensboro, Kentucky, United States.

The Cigar product group has production facilities located in Valkenswaard, the Netherlands; Houthalen, Belgium; and Pandaan, Indonesia. The product group also has production units in Santiago, the Dominican Republic and in Dothan, Alabama. Arnold André, a German company with production facilities in Bünde and Königslutter, is 40% owned by Swedish Match. The company Lareka in Valkenswaard with operations consisting of reconditioning of machines for the tobacco industry, is also part of the product group. General Cigar has production plants situated in Santiago, Dominican Republic and San Pedro, Honduras.

The Lighter Division has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil. There is a partly owned company in Malaysia with assembly plants for semi-finished products.

The Match Division has production facilities located in Tidaholm and Vetlanda, Sweden; Curitiba and Pirai, Brazil; Valencia, Spain; Orhangazi, Turkey; and Szeged, Hungary. The Company’s consolidated subsidiaries also own factories in Bulgaria and India. In addition, the Division owns a manufacturer of match-making machinery, Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China.

The Pipe Tobacco product group products are produced under contract with Mac Baren Tobacco Company A/S and manufactured in their factory outside Odense in Denmark and in the Swedish Match production facilities in Boxburg and Rustenburg, South Africa and in Owensboro, Kentucky, United States.

The Snuff product group has production facilities located in Gothenburg, Sweden. The production for the American market takes place in Owensboro, Kentucky, United States. With the acquisition of Leonard Dingler, the group now has production facilities in South Africa. Construction of a new production plant in Kungälv, Sweden, near Gothenburg commenced in early 2001. The new plant will commence operation in 2003.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating	Results

The discussion and analysis by management of the financial condition and results of operations of the Group that follows should be read together with the Selected Consolidated Financial Data, the Consolidated Financial Statements and the Notes thereto that appear elsewhere herein.

The Group’s Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which differ in certain respects from generally accepted accounting principles applied in the United States. For a discussion of certain differences between Swedish GAAP and U.S. GAAP and a reconciliation of the Group’s shareholders’ equity at December 31, 2001 and 2002 and net income for the years ended December 31, 2000, 2001, and 2002, see Note 24 of the Notes to Consolidated Financial Statements.

Overview

Swedish Match is a Swedish-based international group that produces a broad range of “other” tobacco products including snuff, chewing tobacco, cigars and pipe tobacco as well as matches and disposable lighters. Swedish Match products are sold in approximately 140 countries. Within the Company’s product offering, there are products characterized by very strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters). A common characteristic of these products is that the consumer demands a high degree of accessibility to the products.

Several general factors, as discussed below, have affected the Group’s results during the periods under review.

Consolidated sales for 2002 reached SEK 13,643 million compared with SEK 13,635 million in 2001. Sales increases in the snuff product area offset primarily currency related declines in other product areas. Income after financial items increased to SEK 2,126 million in 2002 from SEK 1,840 million in 2001, or by 16 percent, while operating income before items affecting comparability increased to SEK 2,439 million in 2002, from SEK 2,193 million in 2001, or by 26 percent. There was a charge of SEK 68 million in items affecting comparability in 2002 compared with SEK 80 million in 2001.

In 2002 net income per share amounted to SEK 4.07 from which a dividend payment of SEK 1.60 was paid in May 2003.

Business environment

The Group’s smoking and chewing tobacco businesses have generally been characterized by declining volumes over recent years due in part to regulations and health concerns in the industrialized countries that comprise the Group’s primary markets. Regulations have limited the consumption of smoking products by imposing bans on smoking in public areas and in the workplace. Taxes have made smoking products increasingly expensive. Individuals have given up smoking due to health concerns or generally changing habits.

In response to the declining demand for cigarettes, the Company as of July 1, 1999 sold its cigarette business to Austria Tabak. In addition, management has had three other principal responses to operating in an environment of declining volumes for smoking and chewing tobacco with a view to maintaining or increasing profitability.

First, as the tobacco industry, including Swedish Match, has generally been characterized by overcapacity, management has continued to implement cost-saving measures through consolidating production, closing plants, reducing personnel, developing more efficient manufacturing processes and, in relation to cigar production in particular, developing more highly automated production.

Second, the Group has generally been able to effect price increases that compensate or occasionally more than compensate for volume declines. Price increases are aided by the fact that the price charged by a manufacturer is a relatively small percentage of the consumer price due to high taxes. There can be no assurance that the Group will be able to continue to effect price increases as it has in the past. See “—Tobacco taxes”.

Third, the Group has introduced new brands and product variants, and to some extent, expanded its markets geographically, as well as increased sales of certain existing products. The Company’s most important product category—moist snuff—often serves as a cigarette alternative product in some markets and thus enjoys significant growth as cigarette consumption declines.

In most of the markets in which the Match Division operates, there has also been a general decline in the volumes of matches sold due, in industrialized countries, to declining volumes of smoking products, to the substitution of disposable lighters for matches and to increased electrification worldwide. Again, management has sought to introduce price increases and to rationalize operations while also seeking new markets both in Western Europe (Italy and Spain) and in newly developing markets in Central and Eastern Europe (Hungary and Turkey) and elsewhere. Rationalization measures have included consolidating operations and reducing the number of product variants. In the Lighters Division one of the Company’s plants has been closed due to reduced sales caused by severe price competition.

Tobacco taxes

Taxes generally represent a significant percentage of the consumer price of tobacco products and have been steadily increased by governments in many of Swedish Match’s markets.

Currency

Certain of the Group’s product areas are significantly affected by fluctuations in foreign currency exchange rates.

In the Chewing Tobacco product area and the U.S. part of the Snuff and Cigar product areas, changes in the U.S. dollar against the Swedish krona exchange rate have a translation impact.

In the Swedish part of the Snuff product area, currency movements have had a fairly limited effect on results and are mainly restricted to the U.S. dollar exposure on purchases of leaf tobacco.

In the Cigar product area, the plants in Belgium, Holland and Germany export to other countries outside the European Monetary Union countries, including Sweden and Australia. Hence, changes in the exchange rate between the invoicing currency and the currency used in the financial statements of the producing company will have a transaction effect. Additionally, changes between the reporting currency of the local company and the Swedish krona will have a translation effect when the local results of operations are translated into Swedish kronor.

In the Lighters product area approximately 40 percent of Cricket lighters’ sales are invoiced in U.S. dollars, with results affected by changes in the U.S. dollar against the European euro and the Philippine peso, the two currencies in which the major part of production costs are incurred.

In the Match product area, Swedish Match operates operating facilities in Brazil and throughout Europe. Results are affected by movements between the Swedish krona and local currencies.

Country risks

The Company maintains a large global presence, primarily through its matches and lighters operations, and these operations can be significantly and adversely affected by political and economic instability in developing world countries. The Company believes that its future results of operations and financial condition will be partially a function of the economic, regulatory and political situations in the countries in which it conducts its operations, which situations are generally unpredictable and outside the control of the Company. For further information concerning the Company’s trend information see “Item 5.D Trend Information”.

Critical Accounting Policies

Swedish Match’s consolidated financial statements are prepared in accordance with Swedish GAAP, which requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Swedish GAAP differs in certain significant respects from U.S. GAAP. Accordingly, we have prepared a description of the significant differences and a reconciliation of consolidated net income and stockholders’ equity from Swedish GAAP to U.S. GAAP in Note 24 of the Notes to the Consolidated Financial Statements. In preparing these financial statements, the Company’s management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. Swedish GAAP is expected to adopt the accounting principles issued by the International Accounting Standards Board in full as from January 1, 2005. The adoption of new accounting standards could have a significant impact on the Company’s financial statements in the year of change as well as in future years.

Management believes the following represent Swedish Match’s critical accounting policies under Swedish GAAP and U.S. GAAP. For a further discussion of the application of these and other accounting policies, see Note 1 and Note 24 of the Notes to the Consolidated Financial Statements.

Intangible assets

Goodwill is normally amortized on a straight-line basis over 5 to 20 years. Goodwill in larger subsidiaries that have been operating for more than 20 years and have strong brands and a good market position is amortized over 20 years. Acquired trademarks are amortized over 20 years if similar conditions exist. The value of goodwill and other intangible assets is evaluated regularly to determine whether events or circumstances indicate that the value of the intangible asset is impaired. These evaluations necessarily include significant judgments made by management. Future events could cause us to conclude that impairment indicators exist and that an intangible asset is impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. Under Swedish GAAP, the Company’s intangible assets amounted to SEK 4,145 million in 2002 compared with SEK 4,769 million in 2001. Amortization in 2002 amounted to SEK 327 million compared with SEK 341 million in 2001 under Swedish GAAP. Under U.S. GAAP, the Company’s intangible assets amounted to SEK 5,454 million in 2002 compared with SEK 6,270 million in 2001. Amortization under U.S. GAAP amounted to SEK 119 million in 2002 compared with SEK 466 million in 2001.

According to Swedish accounting principles, goodwill is to be amortized in a systematic manner over its useful life. The useful life for goodwill is always limited. In accordance with the U.S. accounting recommendation FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have a indefinite useful lives may no longer be subject to amortization. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. As a consequence, the goodwill amortizations made during 2002, in accordance with Swedish accounting principles, SEK 208 million, were reversed for U.S. GAAP purposes. According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. The implied value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with U.S. GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations has been calculated as the present value of the estimated future payments which the operations can be expected to give rise to. The Group does not have any intangible assets, other than goodwill, with an indefinite life.

Deferred taxes

Deferred taxes are recognized for temporary differences which arise between the tax and book value of assets and liabilities as well as for unutilized tax losses carry-forwards to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Deferred tax assets for unutilized tax losses amounted to SEK 255 million in 2002. Uncertainty in the future outlook for the economy or other failure to estimate future profit accurately could result in lower taxable income in the future in the subsidiaries where deferred tax assets for tax losses are at hand. As a consequence the actual utilization of deferred tax assets may differ from expected utilization and therefore may affect future earnings.

Legal proceedings

As discussed in Item 8 and Note 20 of the Notes to the Consolidated Financial Statements, Swedish Match is currently involved in certain legal proceedings. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending or future tobacco-related litigation, and the Company has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. It is possible that the Company’s business, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of certain pending litigation.

Accounting for pensions

Under Swedish GAAP, pensions are accounted for as an expense by each of the Swedish Match entities, where suitable, based on the principles deemed appropriate for local statutory purposes. As from January 1, 2004 the company will adopt a new accounting standard, RR 29, which requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. The company is in the process of assessing the impact of adopting RR 29 on its consolidated financial statements. It is expected that the benefit obligations of the company’s defined benefit plans will exceed the fair value of plan assets. The deficit will be charged to opening equity on January 1, 2004 in accordance with RR 29. Calculating pension obligations require management to make assumptions on discount rate, expected return on plan assets and rate of compensation increase. Actual results could differ from the assumptions made.

Under US GAAP, pensions are accounted for in accordance with FAS No. 87 “Employers’ Accounting for Pensions”. The Group has estimated the effect on net income and shareholders’ equity assuming FAS No. 87 provisions are being applied.

Results of Operations

The following table sets forth the net sales and operating profit by product for the periods indicated.

	For the years ended December 31,
	2000	2001	2002
	SEK millions unless otherwise stated
Snuff
Sales	2,071	2,457	2,788
Operating income before items affecting comparability	954	950	1,233
Operating margin, %	46.1	38.7	44.2

Chewing Tobacco
Sales	1,227	1,377	1,333
Operating income before items affecting comparability	331	372	406
Operating margin, %	27.0	27.0	30.5

Cigars
Sales	2,690	3,481	3,318
Operating income before items affecting comparability	347	500	522
Operating margin, %	12.9	14.4	15.7

Pipe Tobacco & Accessories
Sales	762	933	843
Operating income before items affecting comparability	213	236	164
Operating margin, %	28.0	25.3	19.5

Matches
Sales	1,712	1,690	1,648
Operating income before items affecting comparability	90	183	221
Operating margin, %	5.3	10.8	13.4

Lighters
Sales	720	809	700
Operating income before items affecting comparability	74	101	74
Operating margin, %	10.3	12.5	10.6

Other operations
Sales	2,351	2,888	3,013
Operating income before items affecting comparability	-123	-149	-181

Items affecting comparability	—	-80	-68

Group Total
Sales	11,533	13,635	13,643
Operating income	1,886	2,113	2,371
Operating margin, %	16.4	15.5	17.4

The following table reconciles operating income before items affecting comparability to operating income by product area

	For the years ended December 31,
	2000	2001	2002
	SEK millions
Snuff, operating income	954	950	1,233

Chewing Tobacco, operating income	331	372	406

Cigars, operating income before items affecting comparability	347	500	522
Cigars, items affecting comparability	—	-80	-50
Cigars, Operating income	347	420	472

Pipe Tobacco & Accessories, operating income	213	236	164

Matches, operating income	90	183	221

Lighters, operating income before items affecting comparability	74	101	74
Lighters, items affecting comparability	—	—	-18
Lighters, Operating income	74	101	56

Other operations, operating income	-123	-149	-181

Group, operating income	1,886	2,113	2,371

2002 compared with 2001

Sales

Group net sales amounted to SEK 13,643 million in 2001 compared with SEK 13,635 million in 2002. Growth in the snuff product area was offset by primarily currency related declines in other product areas. Currency translation impact compared to prior year reduced reported sales by 4 percentage points.

Sales in the Snuff product area increased by 13 percent to SEK 2,788 million in 2002 from SEK 2,457 million in 2001. Sales increased in both of its main markets—the Nordic market and North America. In the Nordic market, volume grew by 6 percent. In the United States, volume grew by 10 percent. The Company continued to improve its market position in the United States. At year end the market share in the United States had increased by 1 percentage point to slightly more than 9 percent.

Sales in the Chewing Tobacco product area decreased by 3 percent to SEK 1,333 million in 2002 compared with SEK 1,377 million in 2001. In local currency sales increased by 3 percent. The chewing tobacco segment in the US is characterized by annual volume declines of approximately 4 percent. In 2002, the volume in this segment declined somewhat less than 4 percent.

In the Cigar product area sales decreased by 5 percent from SEK 3.481 million in 2001 to SEK 3,318 million in 2002. In local currency sales were flat. Swedish Match North American mass market cigar volume declined, while European cigar volume and US premium business were stable.

Sales by the Pipe Tobacco & Accessories product area decreased by 10 percent to SEK843 million in 2002 compared with SEK 933 million in 2001. Sales were negatively impacted by a significant decline in the value of the South African Rand versus the year ago period, as well as weaker volumes in several markets.

Sales by the Matches product area decreased by 2 percent to SEK 1,648 million in 2002 from SEK 1,690 million in 2001.

Sales by the Lighters product area decreased by 13 percent to SEK 700 million in 2002 from SEK 809 million in 2001. The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively.

Operating income before items affecting comparability

Operating income before items affecting comparability increased in 2002 to SEK 2,439 million from SEK 2,193 million 2001. Operating income improved in the snuff, chewing tobacco, cigars and matches product areas and decreased in the pipe tobacco & accessories and lighters product areas.

The Snuff product area’s operating income before items affecting comparability was SEK 1,233 million in 2002 compared with SEK 950 million in 2001. The increased operating income is mainly due to improved volumes but also due to positive price/mix effects, as well as somewhat lower marketing spending.

Operating income before items affecting comparability for the Chewing Tobacco product area increased to SEK 406 million in 2002 from SEK 372 million in 2001. Operating income improvement is a result of price increases and lower expenses.

Operating income before items affecting comparability from the Cigar product area increased from SEK 500 million in 2001 to SEK 522 million in 2002. The increase was primarily attributable to somewhat lower operating costs.

Operating income before items affecting comparability from the Pipe Tobacco and Accessories product area decreased by 31 percent to SEK 164 million in 2002 compared with SEK 236 million in 2001. The decrease was primarily attributable to the decline in value of the South African Rand as well as lower volumes.

Operating income before items affecting comparability from the Matches product area increased to SEK 221 million in 2002 from SEK 183 million in 2001. The improvement in operating income is attributable to strong volumes in certain non-European markets.

Operating income before items affecting comparability from the Lighters product area decreased to SEK 74 million in 2002 compared with SEK 101 million in 2001. The lower operating income is due to intense price competition and a decrease in operating margin for export of lighters produced in Europe as a result of the strong Euro.

Other activities include, among other things, the distribution of tobacco products in the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. Operating income before items affecting comparability in 2002 amounted to a deficit of SEK 181 million compared with a deficit of SEK 149 million in 2001.

2001 compared with 2000

Sales

Group net sales increased by 18 percent and amounted to SEK 13,635 million in 2001 compared with SEK 11,533 million in 2000. Recently acquired operations accounted for 5 percent of this 18 percent increase. All product areas reported increased sales, with the exception of matches, which was down marginally.

Sales in the Snuff product area increased by 19 percent to SEK 2,457 million in 2001 from SEK 2,071 million in 2000. Sales increased in both of its main markets—the Nordic market and North America. In the Nordic market, volume grew by 4 percent. In the United States, volume grew by 13 percent. The Company continued to improve its market position in the United States. At year end the market share in the United States had increased to more than 8.5 percent compared with 7.6 percent a year earlier.

Sales in the Chewing Tobacco product area increased by 12 percent to SEK 1,377 million in 2001 compared with SEK 1,227 million in 2000. This sales improvement is the result of positive currency effects and price increases. Sales volumes decreased.

The Cigar product area increased sales by 29 percent from SEK 2,690 million in 2000 to SEK 3,481 million in 2001 with growth coming from acquired businesses and from volume growth in the mass market business in the United States. In May 2000, the Company acquired a 64 percent stake of General Cigar Holdings, Inc. General Cigar produces Macanudo, the best-selling premium brand in the United States, and several other premium cigars, including Partagas, Punch, Hoyo de Monterrey and Cohiba.

Sales by the Pipe Tobacco & Accessories product area increased by 22 percent to SEK 933 million in 2001 compared with SEK 762 million in 2000, with growth coming from acquisitions. In early 2001 Swedish Match acquired the South African pipe tobacco operations of British American Tobacco.

Sales by the Matches product area decreased by 1 percent to SEK 1,690 million in 2001 from SEK 1,712 million in 2000.

Sales by the Lighters product area increased by 12 percent to SEK 809 million in 2001 from SEK 720 million in 2000. The product area regained most of the volumes lost in prior years due to the financial downturn in Russia and Southeast Asia.

Operating income before items affecting comparability

Operating income before items affecting comparability increased in 2001 to SEK 2,193 million from SEK 1,886 million 2000. Operating income improved in all product areas, except Snuff, which was flat.

The Snuff product area’s operating income before items affecting comparability was SEK 950 million in 2001 compared with SEK 954 million in 2000. Higher spending levels for new product launches offset the improved operating income derived from continued higher volumes in the Nordic markets and the United States.

Operating income before items affecting comparability for the Chewing Tobacco product area increased to SEK 372 million in 2001 from SEK 331 million in 2000. The earnings of chewing tobacco operations were favorably affected by the strong U.S. dollar in comparison to the Swedish Crown. In local currency terms, income was flat.

Operating income before items affecting comparability from the Cigar product area increased from SEK 347 million in 2000 to SEK 500 million in 2001. The increase was attributable to strong volume growth in the machine-made cigar business in the U.S. mass market, the full-year effects of acquisitions made in 2000 and the strong U.S. dollar.

Operating income before items affecting comparability from the Pipe Tobacco and Accessories product area increased by SEK 23 million to SEK 236 million in 2001 compared with SEK 213 million in 2000. The increase was primarily attributable to acquisitions.

Operating income before items affecting comparability from the Matches product area increased to SEK 183 million in 2001 from SEK 90 million in 2000. The improvement in operating income is attributable to improved operating margins resulting from a restructuring of its Match operations in Europe as well as improvements in India, and strong volume in Brazil.

Operating income before items affecting comparability from the Lighters product area increased to SEK 101 million in 2001 compared with SEK 74 million in 2000. Income improvement is a result of continued cost savings in production, along with improved volumes, particularly in Russia.

Other activities include the distribution of tobacco products in the Swedish market, corporate overhead costs and costs for business development. Operating income before items affecting comparability in 2001 amounted to a deficit of SEK 149 million compared with a deficit of SEK 123 million in 2000.

Items affecting comparability

Swedish Match records non-recurring items in connection with major restructurings, significant employee reductions, reorganizations of production structure and good-will write-offs as items affecting comparability. In addition, Swedish Match has recorded certain one-time gains as items affecting comparability.

In 2002 the Company recorded SEK 68 million as items affecting comparability pertaining to a rationalization program in Continental Europe, both within sales and production of cigars and lighters.

A provision of SEK 80 million pertaining to restructuring of cigar operations in Belgium and the U.S. was entered as an item affecting comparability in 2001.

Swedish Match did not record any items affecting comparability in 2000.

Net financial expense

Net interest expense amounted to SEK 229 million in 2002 compared with SEK 286 million in 2001. Interest income decreased to SEK 108 million in 2002 from SEK 121 million in 2001. Interest expense decreased to SEK 337 million in 2002 compared with SEK 407 million in 2001. The decrease in net interest expense is due to a positive impact from a favorable premium on an equity hedge pertaining to the equity in the North American operation. Other financial items, net, amounted to an expense of SEK 16 million in 2002 compared with an income of SEK 13 million in 2001. Other financial expense in 2002 includes currency exchange differences.

Net interest expense amounted to SEK 286 million in 2001 compared with SEK 175 million in 2000. Interest income decreased to SEK 121 million in 2001 from SEK 252 million in 2000. Interest expense decreased to SEK 407 million in 2001 compared with SEK 427 million in 2000. The increase in net interest expense is due to large payments pertaining to repurchase of shares and acquisition of the pipe tobacco operations in South Africa in 2001. Other financial items, net, amounted to an income of SEK 13 million in 2001 compared with an expense of SEK 1 million in 2000. Other financial income in 2001 includes currency exchange differences

Income taxes

Income taxes in 2002 amounted to SEK 648 million corresponding to an effective tax rate of 30 percent. The tax rate of the group is higher than the Swedish tax rate of 28 percent due to the influence of foreign tax rates, which are usually higher than the Swedish tax rate, and non-deductible goodwill. The effective tax rate in 2002 of 30 percent was lower than the effective tax rate of 32 percent in 2001 due to the utilization of tax losses in 2002.

Income taxes in 2001 amounted to SEK 589 million.

The possibility of utilizing tax loss carryforwards and allocations such as accelerated depreciation affects the Company’s tax expense. As of December 31, 2002, unutilized tax-loss carryforwards amounted to SEK 779 million. Unutilized tax-loss carryforwards are attributable to operations outside Sweden, and it is estimated that only approximately SEK 519 million of these will be utilized in future years although the amount ultimately utilized will depend upon the Company’s geographic distribution of income. The estimated tax on this amount has been included as a deferred tax asset in the Consolidated Financial Statements. See Note 6 to the Consolidated Financial Statements.

The Group is not involved in any tax litigation that could materially affect its results of operations or financial condition.

Net Income

Net income increased to SEK 1,429 million in 2002 from SEK 1,228 million in 2001 due to the factors described above.

Recently issued accounting pronouncements

FASB Statement No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the retirement obligation of an asset and states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. FAS 143 will be effective for fiscal years beginning after June 15, 2002. Swedish Match does not expect the application of FAS 143 to have a material effect on its US GAAP earnings and financial position.

FASB Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (FAS 145) was issued on April 2002. FAS 145 rescinds FAS 4 “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that statement, FAS 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. FAS 145 also rescinds FAS 44 “Accounting for Intangible Assets of Motor Carriers”. FAS 145 amends FAS 13 “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of FAS 145 related to the rescission of FAS 4 shall be applied in fiscal years beginning after May 15, 2002. Two provisions related to FAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 shall be effective for financial statements issued on or after May 15, 2002. The application of FAS 145 has not had a significant impact on our earnings and financial position.

In July 2002, FASB Statement No. 146 “ Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146) was issued. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between FAS 146 and EITF 94-3 relates to FAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 states that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Swedish Match does not expect the application of FAS 146 to have a material effect on its US GAAP earnings and financial position.

In December 2002, FASB Statement No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (FAS 148) was issued. FAS 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to FAS 123’s fair value method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure provisions of FAS 123 and APB Opinion No. 28 “Interim Financial Reporting”, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. FAS 148’s amendment of the transition and annual disclosure requirements of FAS 123 are effective for fiscal years ending after December 15, 2002, while the amendment of the disclosure requirements for Opinion 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. The company has no current plan to change to the fair value method of accounting for stock-based compensation under FAS 123 and does not expect FAS 148 to impact its financial statements.

In November 2002, FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) was issued. Guarantees meeting the characteristics described in FIN 45, which are not included in a long list of exceptions, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5 “Accounting for Contingencies”. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. FIN 45’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Swedish Match does not expect the application of FIN 45 to have a material effect on its US GAAP earnings and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46 or “the Interpretation”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company is in the process of assessing its potential VIEs and the impact of adopting FIN 46 in its financial statements. Swedish Match holds 64 percent of the American company General Cigar. The Cullman family holds the remaining 36 percent. General Cigar is consolidated by Swedish Match for purposes of Swedish GAAP. In accordance with the shareholder agreement between Swedish Match and the Cullman family, the Cullman family are afforded substantive participating rights, which entitles them to actively participate in significant issues pertaining to daily operations of General Cigar. Accordingly, under U.S. GAAP, General Cigar is accounted for under the equity method. Swedish Match is evaluating whether General Cigar should be consolidated according to FIN 46. A consolidation of General Cigar would not have had any effect on net income or shareholders’ equity. However, total assets as of December 31, 2002 would have increased by SEK 1,619 million, total liabilities would have increased by SEK 974 million and minority interest would have increased by SEK 645 million. In 1998, Swedish Match sold property and is now leasing the same property in accordance with a leasing agreement, which according to Swedish accounting principles is classified as an operating lease. As Swedish Match has an option to repurchase this property, the sales are, in accordance with U.S. GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. Under U.S. GAAP, the property remains in the books of the company and depreciation continues to be recorded. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and leasing it back to Swedish Match. Swedish Match has paid SEK 10 million of capital into this entity and has no further obligation but for the quarterly leasing costs. The leasing company has put SEK 5 million of capital into the entity, arranged with external financing and has unlimited liability for the liabilities of the entity. Swedish Match is currently evaluating the classification of this entity under FIN 46. Swedish Match does not expect a consolidation of the leasing entity to have a material effect on its U.S. GAAP earnings and financial position.

Swedish GAAP

Swedish Match adopted RR 22, RR 24, RR 25, RR 26, RR 27 and RR 28 as of January 1, 2003. The company will adopt RR 29 as of January 1, 2004.

RR 22—Presentation of financial statements.    The objective of this standard is to prescribe the basis for presentation of general purpose financial statements, in order to ensure comparability both with enterprise’s own financial statements of previous periods and with the financial statements of other enterprises. To achieve this objective, this standard sets out overall considerations for the presentation of financial content of financial statements.

RR 24—Investment property.    RR 24 prescribes the accounting treatment for investment property and related disclosure requirements. Investment property should be measured at depreciated cost (less any accumulated impairment losses). The effect of implementing RR 24 is not expected to have a material effect on the result of operations and financial position of the company.

RR 25—Segment reporting.    The objective of this standard is to establish principles for reporting financial information by segment to help users of financial statements to better understand different types of products and services a company produces and in which geographical areas it operates. The effect of implementing RR25 is not expected to have a material effect on the presentation of segment information.

RR 26—Events after the balance sheet date.    This statement prescribes when a company should adjust its financial statements for events after the balance sheet date and the disclosures that a company should give about the date when the statements were authorized for issue and about events after the balance sheet date. The effect of implementing RR26 is not expected to have a material effect on the business, results of operations, and financial position of the company.

RR 27—Financial instruments. Disclosures and presentation.    The objective of this standard is to enhance financial statement user’s understanding of the significance of on-balance-sheet and off-balance-sheet financial instruments to a company’s business, results of operations, and financial position. The standard prescribes certain requirements for presentation of on-balance-sheet (recognized) and off-balance-sheet (unrecognized) financial instruments. The effect of implementing RR27 is not expected to have material impact on the business, results of operations, and financial position of the company.

RR 28—Accounting for Government Grants.    This standard applies for financial reporting and disclosures of government grants and other forms of government assistance. The effect of implementing RR 28 is not expected to have material impact on the business, results of operations, and financial position of the company.

RR 29—Employee benefits.    The objective of this standard is to prescribe the accounting and disclosure for employee benefits. The standard requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and an expense when the enterprise consumers the economic benefit arising from service provided by an employee in exchange for employee benefits. The company is in the process of assessing the impact of adopting RR 29 on its consolidated financial statements. It is expected that the benefit obligations of the company’s defined benefit plans will exceed the fair value of plan assets. The deficit will be charged to opening equity on January 1, 2004 in accordance with RR 29.

Share structure

During the second quarter of 2000, an offer was extended to all shareholders to redeem one in every 14 shares in the company for a cash settlement of SEK 35 per share. The redemption was completed in July 2000 through a transfer to shareholders totaling SEK 1,045 million, corresponding to 29,869,472 redeemed shares. In conjunction with the redemption program, the Board of Directors of Swedish Match resolved on June 13, 2000 to approve a direct issue of 2,476,200 shares to five of the largest shareholders in the company. A decision was also made to increase the par value of all shares from SEK 2.20 to SEK 2.40 through a bonus issue. These measures were implemented to prevent a reduction in the company’s share capital and, as a result, support more rapid implementation of the redemption procedure. After implementation of these measures, the number of shares in the company was 403,946,391.

In accordance with a mandate approved by the Annual General Meeting on April 27, 2000 to implement a share buyback program comprising not more than five percent of the company’s shares, which was increased to a maximum of 10 percent at a Special General Meeting on October 27, the company had repurchased 28,799,500 shares at December 31, 2000, corresponding to 7.13 percent of the company’s total shares. The average price paid for the repurchased shares was SEK 31.39. Shareholders at the Special General Meeting also approved a proposal to reduce the share capital through cancellations of 17,350,210 shares, without refunds to shareholders, for provisions to a fund to be utilized in accordance with resolutions approved by the Annual General Meeting. The reduction of the share capital was registered in March 2001. After the reduction, the number of shares outstanding was 386,596,181. The repurchased shares, in accordance with a decision by the Annual General Meeting, can be used to finance acquisitions and the company’s options program.

At the Annual General Meeting on April 24, 2001, shareholders of the Company approved the cancellation of a further 15 million shares repurchased by the Company under previous share buyback programs. The reduction was registered in October 2001. Following these reductions, the share capital of the Company amounted to SEK 891.8 million, represented by 371,596,181 shares, each with a par value of SEK 2.40. During 2001 25,146,710 shares were repurchased at an average price of SEK 46.49. As a result of the repurchase and after cancellations, Swedish Match held 21,596,000 shares, equal to 5.8 percent of the Company’s shares at year-end 2001.

At the Annual General Meeting on April 23, 2002 shareholders approved the cancellation of 10 million shares. The reduction was registered in October, 2002. Following these reductions, the share capital of the Company amounts to 361,596,181 shares, each with a par value of SEK 2.40. Shareholders at the meeting approved the proposal that the Company’s holdings of its own shares may not exceed 10 percent of the total shares outstanding. Repurchased shares may be used to acquire companies and to cover options issued within the framework of the company’s options program. A total of 1,684,500 shares have been repurchased during 2002. As a result of these repurchases, Swedish Match held 23,280,500 shares on December 31, 2002.

At the Annual General Meeting on April 25, 2003 shareholders approved the cancellation of 10 million shares. An application to reduce the share capital has been made. Shareholders at the meeting approved the proposal that the Company’s holdings of its own shares may not exceed 10 percent of the total shares outstanding. Repurchased shares may be used to acquire companies and to cover options issued within the framework of the company’s options program. As of June 12, 2003 a total of 12,421,227 shares have been repurchased during 2003. As a result of these repurchases, Swedish Match held 30,433,000 shares on June 12, 2003.

5.B Liquidity	and Capital Resources

At present, the principal sources of liquidity for Swedish Match’s business and operating needs are internally generated funds from its operations and available borrowings from credit institutions. In the Company’s opinion working capital is sufficient for the company’s present requirements. There are no major restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends.

Debt structure and liquid funds

In 1998 Swedish Match established a medium-term notes program for issuance of debt securities of SEK 2,000 million which program was increased to SEK 4,000 million in 2001. The Company had debt securities of SEK 1,761 million outstanding as of December 31, 2002 with the following maturities.

Amount	Maturity, year	Interest rate, percent(1)
SEK 730 million	2003	3.91-4.72
SEK 60 million	2004	4.51-4.91
SEK 500 million	2005	4.40-4.66
SEK 299 million	2007	3.89
SEK 172 million	2008	3.64-5.27

(1)	Most interest rates have been swapped to a variable three-month rate.

In 1999 the Company established a medium-term notes program for issuance of debt securities of euro 500 million, which program was increased to euro 1,000 in 2001. The Company had debt securities of euro 375 million, equivalent to SEK 3,204 million, outstanding as of December 31, 2002 and with the following maturities.

Amount	Maturity, year	Interest rate, percent(1)
SEK 535 million	2004	4.18-4.78
SEK 137 million	2005	3.65
SEK 2,532 million	2006	4.00-4.43

(1)	Interest rates have been swapped to variable three-month rate

The net proceeds from the sale of the unsecured debt from the two medium-term programs were used for general corporate purposes including investments in acquisitions of subsidiaries and buyback of shares.

In 1998, the Company sold a property and is now leasing the same property in accordance with a leasing agreement, which according to Swedish accounting principles is classified as an operating lease. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and leasing it back to Swedish Match. Swedish Match has paid SEK 10 million of capital into this entity and has no further obligation but for the quarterly leasing costs. The leasing company has put SEK 5 million of capital into the entity, has arranged with external financing, and has unlimited liability for the liabilities of the entity.

The following summarizes the Company’s contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Maturity profile in SEK millions	Total	< 1 year	1-3 years	4-5 years	After 5 years
Medium-term note programs	4,965	730	1,232	2,831	172
Other borrowings	541	260	281	0	0
Non cancellable operating leases(1)	585	116	196	167	106

Total	6,091	1,106	1,709	2,998	278

(1)	Included in these amounts are payments totaling SEK 408 million which are treated as an operating lease under Swedish GAAP but are treated as a financing arrangement under U.S. GAAP. Under U.S. GAAP debt of SEK 758 million is recorded on the balance sheet related to the leasing arrangement.

Swedish Match is in compliance with all covenants or other requirements set forth in its credit agreements. Further, Swedish Match does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in the Company’s credit rating could adversely affect Swedish Match’s ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. For example, a downgrade in credit rating could preclude Swedish Match’s ability to issue debt securities under its current programs. Should this occur, Swedish Match would seek alternative sources of funding including other potential bond offerings and secured lending. Swedish Match has SEK 1,5 00 million in committed 364 days credit facilities as of December 31, 2002 and has also the ability to draw upon its euro 225 million revolving credit facility prior to its commitment termination in April 2004. This facility requires the Company to have a ratio of interest after financial items plus interest expense divided by interest expense of at least 3.

The Company has an agreement with the minority shareholders of General Cigar concerning put and call options with regard to the minority’s shareholding. The options can be exercised over the period 2004 to 2006. Valuation of the shares in connection with the exercising of the put option is determined on the basis of the earnings of General Cigar for the most recent eight-quarter-ending period prior to exercise, at certain minimum levels. The value of the minority shareholders’ total holdings cannot be less than USD 97 million.

At the end of 2002, liquid funds amounted to SEK 2,016 million, compared with SEK 1,606 million at the beginning of the year.

At year-end 2002, SEK 959 million of the Group’s liquid funds were deposited in bank accounts, SEK 30 million in investment loans in banks and SEK 1,027 million in other financial investments. Investment of the liquidity surplus is made in accordance with the finance policy determined by the Board.

Swedish Match’s liquidity flows are considerably greater than the 2002 sales of SEK 13,643 million. This is because Swedish Match also charges tobacco taxes and VAT on the tobacco tax portion of the sales prices for sales to customers. Tobacco tax for the Group in 2002 amounted to SEK 8,956 million. Tobacco tax and VAT on tobacco tax in the Swedish operation amounted to SEK 10,352 million during 2002.

Cash provided by operations and investing and financing activities

Cash flow from operations, as set forth in the Consolidated Statements of Cash Flows, during 2002 amounted to SEK 2,585 million, compared with SEK 1,609 million in 2001 and SEK 945 million in 2000. The increase in 2002 compared with 2001 is primarily attributed to a higher profit before depreciation and amortization in 2002, lower amount of taxes paid and a decrease in operating capital. The increase in 2001 compared with 2000 was primarily due to higher profit before depreciation and amortization and a sharp increase in operating capital in 2000.

Cash flow from investing activities totaled SEK 717 million in 2002 compared with SEK 1,520 million in 2001 and SEK 1,967 million in 2000. The change between 2002 and 2001 is primarily due to a lower amount spent on acquisitions in 2002 compared with 2001. The change between 2001 and 2000 was primarily due to a lower amount spent on acquisitions in 2001 offset by higher capital expenditure.

Cash flow from financing activities during 2002 was an outflow of SEK 1,366 million compared with an outflow of SEK 1,453 million in 2001 and an outflow of SEK 3,273 million in 2000. The change between 2002 and 2001 is due to long-term borrowing and a higher amount of share buy-backs in 2001. The change between 2001 and 2000 is due to amortization of long-term loans and share redemption in 2000.

5.C    Research and Development, Patents and Licenses, etc.

Swedish Match has research and development activities in Sweden and the United States for its Tobacco operations, focusing on properties of the tobacco plant. Included in selling expenses are expenses for Research and Development and similar expenses amounting to SEK 105 million, SEK 100 million and SEK 99 million for the years ended December 31, 2000, 2001 and 2002 respectively. For a discussion on the Company patents, trademarks and licenses, see “Item 4.B. Business Overview”.

5.D    Trend Information

Product areas

Snuff

Snuff is Swedish Match’s driving segment for organic growth. The company believes that with restrictions on tobacco smoking, smokeless alternatives are gaining a greater market potential. In addition, snuff is a traditional product that has become increasingly socially acceptable.

Chewing Tobacco

Consumption of chewing tobacco has been declining by an average of 4 percent per year over the past three years, continuing a long-term trend. The reason is primarily demographic—the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors.

Cigars

Until 1997, the American cigar market was characterized by strong growth in the premium segment. In 1998, the very sharp market growth for cigars weakened. Excess inventories had been built up by manufacturers and distributors, and this led to price competition in the premium segment. In 1999 total consumption of cigars stabilized, and large excess inventories of product in the commercial chain reduced somewhat, negatively affecting manufacturers’ sales despite stable consumption. In 2000, consumption of machine made mass market cigars increased slightly, while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In the second half of 2001, the premium tobacco market in the U.S. experienced some weakness, most likely tied to general economic weakness in the U.S. economy. The market for premiums cigars in the U.S. improved slightly during 2002. The European market remained relatively stable.

Pipe Tobacco

The world market for pipe tobacco is declining by more than 8 percent annually in volume terms. The main reason is demographic—the increasing average age of consumers and the weak influx of new buyers. Current trends show a slight increase in demand for pipe tobacco in the premium and value price segments, with weaker demand in the moderate price segment.

Matches and Lighters

In most of the markets where Swedish Match operates there has been a general decline in the volumes of matches sold due, in industrialized countries, to declining volumes of smoking products, to substitution of disposable lighters for matches and to increased electrification worldwide. The world market for Lighters is estimated growing by 1 to 2 percent a year in volume terms.

Regulation

The manufacture, marketing and sale of tobacco are highly regulated. Approximately 86 percent of Swedish Match’s turnover originates in the European Union, South Africa and the United States. In these markets, the business in the tobacco segment is subject to a great number of restrictions and excise duties. A major risk to the future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced.

For a brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), United States, and South African tobacco markets, see “Item 4.B. Business Overview—Regulation”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and Senior Management

General

Under the Swedish Companies Act of (1975:1385), the Board of Directors has ultimate responsibility for the organization of the Company and the management of the Company’s affairs. The Company’s Articles of Association (the “Articles”) provide for a Board of Directors elected by its shareholders of not fewer than five nor more than ten directors. Swedish law provides for the appointment of three additional directors (two directors if the Company is active in only one industry) and the same number of deputy directors by the unions representing the Company’s employees. Under Swedish law, the managing director and at least one-half of the Board members must be resident in a European Economic Area country unless the Swedish government or an authority appointed by the government in a particular case grants an exemption. All directors, other than union appointees, are elected by resolution of a General Meeting of Shareholders. The term of office of a director elected by the Annual General Meeting is until the following Annual General Meeting, but a director may serve any number of consecutive terms. Directors may be removed from office by a General Meeting of Shareholders at any time, and vacancies on the Board of Directors, except when filled by a deputy director, may only be filled by shareholder resolution. The remuneration of the directors elected by the shareholders is decided at each Annual General Meeting.

The Chairman of the Board of Directors is appointed by the directors unless otherwise resolved by the general meeting of shareholders or provided for in the Articles.

Deputy employee representatives are entitled to be present and express their opinions at meetings of the Board of Directors even when the employee representatives are present. Deputy directors may only vote in substitution for absent directors.

Under Swedish law, a director or a managing director may not deal with matters relating to agreements between him and the company, nor may he deal with matters relating to agreements between the company and third parties if he has a considerable interest in the matter that may be contrary to that of the company.

Board of Directors

As of April 25, 2002, the Directors of the Company were:

Name	Born	Position

Bernt Magnusson	1941	Chairman

Jan Blomberg	1939	Director

Tuve Johannesson	1942	Director

Arne Jurbrant	1942	Director

Lennart Sundén	1952	Director

Meg Tivéus	1943	Director

Klaus Unger	1934	Director

Kenneth Ek	1953	Director

Eva Larsson	1958	Director

Joakim Lindström	1965	Director

Lennart Johansson	1951	Deputy Director

Stig Karlsson	1941	Deputy Director

Christer Hylen	1965	Deputy Director

Bernt Magnusson.     Chairman since 1995. Director since 1993. Chairman of Dyno Nobel ASA. Other Board assignments: Member of the Board of Volvo Car Corp., Nordea AB, Höganäs AB and Pharmadule AB and Net Insight AB. Advisor to the European Bank for Reconstruction and Development.

Jan Blomberg.    Director since 1996. Chairman of Handelsbanken Regionbank City, Stockholm. Other Board assignments: Member of the Board of Skandia Investment, Capio AB, Svenska Spel AB and H & B Capital.

Tuve Johannesson.    Director since 2002. Chairman of EcoLean International A/S. Vice Chairman of Volvo Car Corporation. Member of the Board of SEB AB, IFS AB, Cardo AB, Chumak, Royal Scandinavia A/S. Advisor to J. C Banford Excavators Ltd.

Arne Jurbrant.    Director since 2002. Member of the Board of IFL/MTC AB.

Lennart Sundén.    Director since 1999. President and Chief Executive Officer of Swedish Match AB since November 1, 1998. Other Board assignments: Member of the Board of FöreningsSparbanken AB, J M AB and Arnold André GmbH & Co KG.

Meg Tivéus.    Director since 1999. Other assignments: President and CEO of Svenska Spel AB. Member of the Board of Cloetta Fazer AB, the Swedish Royal Opera, Billerud AB and Danderyd Hospital.

Klaus Unger.    Director since 1984. Other Board Assignments: Member of the Board of Arnold André GmbH & Co KG.

Employee representatives

Kenneth Ek.    Director since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Board member of the Swedish Association of Management and Professional Staff (Ledarna) at Swedish Match’s snuff factory in Gothenburg, Sweden.

Eva Larsson.    Director since 1999. Appointed by the Swedish Trade Union Confederation (LO) of Swedish Match Industries AB. Shop steward at the match factory in Tidaholm, Sweden.

Joakim Lindström.    Director since 2001. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB. Vice President of the Swedish Food Workers’ Association (Livs) in Solna, Stockholm, Sweden.

Deputy employee representatives

Lennart Johansson.     Deputy Director since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Chairman of the Association Graduate Engineers at Swedish Match.

Stig Karlsson.    Deputy Director since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Shop steward for the Swedish Industrial Salaried Employees’ Association (SIF) at Swedish Match Arenco AB in Kalmar, Sweden.

Christer Hylén.    Deputy Director since 2001. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match.

Executive officers

As of June 23, 2003, Swedish Match’s executive officers included the following individuals:

Name	Born	Position

Lennart Sundén	1952	President and Chief Executive Officer

Sven Hindrikes	1950	Executive Vice President and Chief Financial Officer

Massimo Rossi	1942	Senior Executive Advisor

Bo Aulin	1948	Senior Vice President, Corporate Affairs, Secretary and General Counsel

Lennart Freeman	1951	President, North America Division

Stefan Gelkner	1944	President, North Europe Division

Graham Jones	1949	President, Match Division

Peter Nilsson	1962	Senior Vice President, Group Business Development

Ingemar Olsson	1953	President, Overseas Division

Göran Streiffert	1946	Senior Vice President, Group Human Resources and IS/IT

René den Admirant	1956	President, Continental Europe Division

Lennart Sundén.    President and Chief Executive Officer of Swedish Match AB since 1998.

Sven Hindrikes.    Executive Vice President and Chief Financial Officer. Employed and member of Group Management since 1998.

Massimo Rossi.     Senior Executive Advisor. Member of Group Management since 1992.

Bo Aulin.    Senior Vice President, Corporate Affairs, Secretary and General Counsel. Employed 1990. Member of Group Management since 1996.

Lennart Freeman.    President, North America Division. Employed in 1975. Member of Group Management since 1999.

Stefan Gelkner.    President, North Europe Division. Employed in 1977. Member of Group Management since 1999.

Graham Jones.    President, Match Division. Employed in 1978. Member of Group Management since 1999.

Peter Nilsson.    Senior Vice President, Group Business Development. Employed in 1987. Member of Group Management since 1999.

Ingemar Olsson.    President, Overseas Division. Employed in 1983. Member of Group Management since 1999.

Göran Streiffert.    Senior Vice President, Human Resources and IS/IT. Employed and member of Group Management since 1997.

René den Admirant.    President, Continental Europe Division. Employed and member of the Group Management since 2003.

6.B Compensation

Executive Compensation

Bernt Magnusson, Chairman of the Board of Directors of Swedish Match AB, was paid a fee of SEK 550,000 in 2002. The other Board members elected by the Annual General Meeting were each paid SEK 225,000, with the exception that no fees were paid to Board members being employed within the Swedish Match Group.

Lennart Sundén, President and CEO, received salary and benefits totaling SEK 6,000,000 in 2002, including a bonus of SEK 1,400,000. Lennart Sundén has a bonus agreement entitling him to a bonus of up to 35 percent of base salary. In addition, Lennart Sundén received taxable benefits amounting to SEK 188,000 and other remuneration of SEK 183,000. In accordance with the 1999 options program, determined by the Board, he was allotted options in 2002 at a gross cost of SEK 924,000 plus social charges. He is entitled to retirement pension from the age of 60. From age 60 to 65, a pension is paid at 70 percent of pensionable salary (final base salary plus the average of bonus paid over the last three years). As from the age of 65, a pension is paid at 45 percent of pensionable salary. In case Lennart Sundén wants to resign before age 60 he must give six months notice, while the Company must give 12 months notice of termination. A severance payment corresponding to two years’ salary is payable if the Company terminates the employment contract. However, severance pay will be reduced by 50 percent of any other employment income, up to maximum of half the contracted severance pay.

Wages, salaries, and remuneration for the President and Executive Vice President in 2002 amounted to approximately SEK 11.5 million, including option allotments amounting to SEK 1.95 million. Pension costs in regard to the President and Executive Vice President amounted to SEK 1.1 million. Total amount of compensation to the other members of the Executive Group Management was approximately SEK 24 million including option allotments amounting to SEK 5.2 million.

Other members of the Executive Group Management are entitled to pension at the normal pension age between 60-65. Between 60-65 years of age pension is paid at 50 to 70 percent of pensionable salary. From age 65, pension is paid at 32.5 to 70 percent of pensionable salary. Pensionable salary is in most cases (may vary depending on country of service) defined as base salary plus the average of the bonuses paid during the three years immediately preceding retirement. In no case will bonus amount to more than 35 percent of the base salary.

A mutual six-months notice period of intent to terminate employment applies for all members of the Executive Group Management, other than Lennart Sundén. Severance pay corresponding to 18 months’ base salary is payable if the Company gives notice of termination of employment.

Social welfare costs for the Executive Group Management were approximately equivalent to SEK 10.3 million, of which pension expenses were approximately SEK 4.5 million.

Incentive Programs

In 1999, the Board of Directors of Swedish Match decided to launch an ongoing options program to further increase senior management’s commitment and participation in the ownership of Swedish Match. For 2002, the options program included 55 executives. Under the terms of the program, the allocation of options in a specific year is subject to the following requirements: (1) the total return on the Company’s shares must be positive and better than the return on the shares of a selection of companies in the industry (with a maximum allocation at a return figure that is 20 percent higher then the average of the other companies’ returns); and (2) the Company’s earnings must be increasing and higher than the average for the three most recent years (with a maximum allocation at a per share earnings figure that is 20 percent higher than the preceding three years). Both of these requirements (a positive total return that is higher than competitors’ and increased earnings per share) are equal in value. If the conditions related to earnings have been met, the eligible executives are granted options. The options are assigned a market value in accordance with the Black-Scholes model and are issued without cost to the recipient. The value of the allotted options amounts to a maximum of 30 percent of the base salary amount of the executives included in the program. The exercise price for the options amounts to 120 percent of the average price for the Company’s shares during a period after the publication of the year-end results.

As part of the program, 1,518,770 call options pertaining to 2001 were issued during the first half of 2002. These options may be exercised during the period from March 15, 2005 to March 15, 2007. Each option entitles the holder to purchase one share at an exercise price of SEK 77.50. In 2003, 1,428,490 options have been issued pertaining to 2002 results. These options may be exercised during the period from March 1, 2006 to February 28, 2008. Each option entitles the holder to purchase one share at an exercise price of SEK 74.00.

After the option allotment in 2003 the Company has issued call options against shares held in Treasury corresponding to 7,606,677 shares as detailed below.

Number of shares	Exercise price, SEK	Exercise period
2,847,108	34.70	March 13, 2003 – March 14, 2005
1,812,309	44.50	March 13, 2004 – March 14, 2006
1,518,770	77.50	March 15, 2005 – March 15, 2007
1,428,490	74.00	March 1, 2006 – February 28, 2008

6.C Board	Practices

The chart below shows the terms of office of the Company’s Board of Directors:

Name	Start of Term	End of Term
Bernt Magnusson (Chairman)	1995	2004
Jan Blomberg	1996	2004
Tuve Johannesson	2002	2004
Arne Jurbrant	2002	2004
Lennart Sundén	1999	2004
Meg Tivéus	1999	2004
Klaus Unger	1984	2004
Kenneth Ek	1999	Member until further notice
Eva Larsson	1999	Member until further notice
Joakim Lindström	2001	Member until further notice
Lennart Johansson	1999	Deputy member until further notice
Stig Karlsson	1999	Deputy member until further notice
Christer Hylén	2001	Deputy member until further notice

The Board members of Swedish Match elected by the Annual General Meeting are elected until the next Annual General Meeting. A Director may serve any number of consecutive terms. The following current Board members are elected by the Annual General Meeting: Bernt Magnusson, Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Lennart Sundén, Meg Tivéus and Klaus Unger. The other Board Members and the Deputy Members are appointed by their respective employee union.

Committees

The Remuneration Committee of the Board of Directors discusses and resolves questions concerning salaries and other terms of employment, pension benefits and bonus systems for the president and the management personnel who report directly to the president. The Committee also discusses and resolves other remuneration issues that involve matters of principle or carry considerable importance in other respects, for example option programs and profit-sharing programs.

The Nominating Committee is elected by the General Meeting. It proposes, to the Annual General Meeting, the members of the Board of Directors for the following period. In addition, it proposes the fees to be paid to the Board of Directors. Chairman of the Nominating Committee is Bernt Magnusson. Other members are Björn Franzon, Marianne Nilsson and Staffan Grefbäck.

The Audit Committee is established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. Chairman of the Audit Committee is Jan Blomberg. Other members are Arne Jurbrant and Meg Tiveus. It proposes auditors of the Company and their fees, to the Annual General Meeting and shall pre-approve non-auditing services provided by the auditors. Further the Audit Committee shall review and pre-approve related party transactions.

6.D Employees

The table below shows the average number of employees for the period by product area for each of the past 3 financial years, 2002, 2001 and 2000.

Product area	2002	2001	2000
Chewing Tobacco	347	309	293
Cigars	6,504	5,922	4,997
Lighters	533	570	625
Match	5,743	5,893	6,333
Pipe Tobacco and Accessories	558	578	357
Snuff	825	846	842
Other operations	285	225	225

Total	14,795	14,343	13,672

The table below shows the average number of employees for the period by geographical area for each of the past 3 financial years, 2002, 2001 and 2000.

Geographic area	2002	2001	2000
Sweden	969	966	958
Europe excluding Sweden	1,954	1,995	2,243
North America	1,250	1,323	1,404
Latin America	4,706	4,497	3,562
Other Areas	5,916	5,562	5,505

Total	14,795	14,343	13,672

6.E Share	Ownership

As of May 16, 2003, the shareholdings and holdings of call options of the members of the Board (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares
Bernt Magnusson (Chairman)	15,858
Jan Blomberg	3,638
Tuve Johannesson	6,000
Arne Jurbrant	1,500
Lennart Sundén	60,000
Meg Tivéus	500
Klaus Unger	6,614
Kenneth Ek	210
Eva Larsson	0
Joakim Lindström	0
Lennart Johansson (Deputy member)	0
Stig Karlsson (Deputy member)	249
Christer Hylén (Deputy member)	0

All shares of Swedish Match are of the same class and represent one vote each. Each member of the Board owns less than 1 percent of the share capital.

Mr. Lennart Sundén is the only member of the Board with call options, 379,387 in total. Except as otherwise described, each call option refers to one share. The terms of the call options of Lennart Sundén are as follows: 42,947 call options (each representing 1.02 shares) can be used to buy shares during the period March 13, 2003 to March 14, 2005 at a redemption price of SEK 34.70. 146,341 call options can be used to buy shares during the period March 15, 2004 to March 15, 2006 at a redemption price of SEK 44.50. 80,099 call options can be used to buy shares during the period March 15, 2005 to March 15, 2007 at a redemption price of SEK 77.50 and 110,000 call options can be used to buy shares during the period March 1, 2006 to February 28, 2008 at a redemption price of SEK 74.00.

As of May 16, 2003, the shareholdings and holdings of call options of the Company’s executive officers (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares	Number of call options
Lennart Sundén	60,000	379,387
Sven Hindrikes	5,000	82,786
Massimo Rossi	101,400	192,527
Bo Aulin	4,700	82,786
Lennart Freeman	300	192,527
Stefan Gelkner	1,000	114,096
Graham Jones	6,000	353,579
Peter Nilsson	6,086	158,065
Ingemar Olsson	19,500	303,579
Göran Streiffert	20,400	82,786
René den Admirant	10,000	—

All shares in Swedish Match are of the same class and represent one vote each. Each executive officer owns less than 1 percent of the share capital. The number of options granted to the Company’s executive officers in 2000 was 1,302,107. Each option entitles the holder to buy 1.02 shares at a price of SEK 34.70 per share. These options can be exercised from March 13, 2003 through March 14, 2005. The number of options granted to the Company’s executive officers in 2001 was 638,048. Each option entitles the holder to buy 1 share at a price of SEK 44.50 per share. These options can be exercised from March 13, 2004 through March 14, 2006. The number of options granted to the Company’s executive officers in 2002 was 509,459. Each option entitles the holder to buy 1 share at a price of SEK 77.50 per share. These options can be exercised from March 15, 2005 through March 15, 2007. The number of options granted to the Company’s executive officers in 2003 was 479,560. Each option entitles the holder to buy 1 share at a price of SEK 74.00 per share. These options can be exercised from March 1, 2006 through February 28, 2008.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major	shareholders

As of March 31, 2003, the only persons or groups known to the Company to hold 5 percent or more of the voting securities of the Company were:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	Fidelity Funds	33,986,137 shares	9.4%

As of December 31, 2002, the only persons or groups known to the Company to hold 5 percent or more of the voting securities of the Company (registered direct ownership according to VPC (Securities Register Center)) were:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	Fidelity Funds	52,480,819 shares	15.3%

As of December 31, 2001, the only persons or groups known to the Company to hold 5 percent or more of the voting securities of the Company (registered direct ownership according to VPC (Securities Register Center)) were:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	Fidelity Funds	47,930,225 shares	13.7%

Shares nominal value SEK 2.40 per share	FöreningsSparbankernas Aktiefonder	22,750,143 shares	6.5%

Shares nominal value SEK 2.40 per share	Capital Group	18,258,699 shares	5.2%

As of December 31, 2000, the only persons or groups known to the Company to hold 5 percent or more of the voting securities of the Company were:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	FöreningsSparbankernas Aktiefonder	45,394,343 shares	12.1%

Shares nominal value SEK 2.40 per share	Fidelity Funds	42,171,069 shares	11.2%

Shares nominal value SEK 2.40 per share	Harbor Funds	18,818,974 shares	5%

As of May 16, 2003 the total amount of the voting securities of the Company beneficially held by Directors (including deputy members of the Board) and executive officers of the Company as a group was:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	Directors and officers as a group (22 persons)	268,955 shares	0.08%

As at March 31, 2002, the Company had 782 ADS holders of record.

7.B Related	Party Transactions

No member of the Board of Directors or any of its executive officers has had any direct or indirect participation in a business transaction that is or was unusual in character or with respect to its terms, and which occurred during the current or preceding financial year. This also applies to transactions during earlier financial years, and which are in any respect unsettled or incomplete. The auditors have also not been party to any such transactions of the type referred to above.

The Company has not granted loans, guarantees or sureties to, or on behalf of, members of the Board of Directors, its executive officers or the Company’s auditors.

7.C Interests	of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL	INFORMATION

8.A Consolidated	Statements and Other Financial Information

8.A.1    See Item 17.

8.A.2    See Item 17.

8.A.3    See page F-2 for the audit report of the Company’s accountants, entitled “Report of Independent Accountants”.

8.A.4    Not applicable.

8.A.5    Not applicable.

8.A.6    For a breakdown of the Company’s export sales, see “Item 5.A. Operating Results”.

8.A.7.    Legal disputes

The Company is involved in a number of legal proceedings in the normal course of its business.

In New York State, there are proceedings against General Cigar, where Cubatobaco is claiming that General Cigar does not have the right to use the Cohiba brand. Hearing of the case began in May 2003. Subsidiaries of Swedish Match in Brazil and France are subject to claims concerning alleged unfair dismissal of employees. In Brazil there are six such cases, while in France 120 employees have instigated proceedings as a result of the closure of the factory in Lyon. Although the outcomes of these proceedings cannot be predicted with any certainty, and accordingly no guarantees can be made, the view of management is that liabilities attributable to these disputes, if any, should not have any significant negative impact on the earnings or financial position of Swedish Match.

Claims for damages against subsidiaries of Swedish Match for injuries that allegedly were caused by Swedish Match lighter products have been filed in Brazil and the U.S. Swedish Match has insurance protection to cover the claims made.

Subsidiaries of Swedish Match in the U.S. are the defendants in cases where it is claimed that the use of tobacco products has caused health problems. Pinkerton Tobacco Company (a subsidiary of Swedish Match North America, Inc.) is one of the defendants in a case in Minnesota in which the plaintiff is asserting that use of chewing tobacco caused her husband’s death. The court dismissed the case from any further proceedings on March 3, 2003. Although the plaintiff has pursued an appeal of the dismissal, the Company is confident that Pinkerton ultimately will be granted a final dismissal. Pinkerton is also named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is unclear whether any of the plaintiffs intends to pursue their demands separately against Pinkerton. Finally, Pinkerton Tobacco Company and Swedish Match North America, Inc. are named as defendants in a class-action suit filed in Florida in November 2002 against several different companies active in the American smokeless tobacco market and their joint interest associations. It is unclear whether the state court or federal court will hear the case and no schedule has been announced to date. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously.

The Securities and Exchange Board of India has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd. In accordance with the ruling, the price per share shall be not less than 35 INR plus 15 percent annual interest from January 27, 2001. The total amount is approximately SEK 60 million plus interest. The ruling was appealed to the Securities Appellate Tribunal, which upheld the order. Swedish Match has appealed this decision to the Supreme Court in India which has decided to hear the case. The hearing date is set for July 15, 2003. The Supreme Court of India could order Swedish Match to sell shares in Wimco or uphold SEBI’s order to Swedish Match. There is a risk that shares bought in Wimco pursuant to such order would be bought at a cost substantially higher than the previously written down cost of Swedish match’s share in Wimco.

Swedish Match North America, Inc. has filed a federal civil antitrust action against U.S. Smokeless Tobacco Company (“USST”) and other companies within the UST group in the United States District Court for the Western district of Kentucky. Swedish Match North America, Inc. is seeking a permanent injunction against USST, to stop the use of illegal methods aimed at suppressing competition in the American snuff market, and substantial damages. USST is denying the allegations. Trial is scheduled for September 2004.

The administrative court in Minden, Westfahlen, Germany, has decided to refer the question of the legality of the EU’s snuff prohibition to the European Court in Luxemburg. In its decision the Court decided to stay the initiated proceedings pending a ruling from the European Court of Justice concerning the following question: “Is the snus prohibition in accordance with imperative law of the European Community?” Swedish Match’s distributor in Germany, Arnold André GmbH is claiming that the ban on the sales of snus is discriminating, disproportionate, and that the EU has exceeded its legislative competence when the prohibition was enacted. A similar case has also been referred to the European Court of Justice by the High Court of Justice in London, UK. The process in Luxemburg is expected to take two years.

A purported class action was filed on or about May 8, 2000 in the Delaware Chancery Court, Orman vs Cullman, et al., naming as defendants Edgar M. Cullman Sr., Edgar M. Cullman Jr., Susan P. Cullman, John L. Ernest, Peter J. Solomon, Bruce A. Barnet, John L. Bernbach, Thomas C. Israel, Dan W. Lufkin, Graham V. Sherren, Frances T. Vincent Jr. and General Cigar Holdings Inc. Plaintiff purports to bring this action on behalf of a class of all unaffiliated holders of General Cigar’s Class A common stock. Plaintiff alleged that General Cigar and its directors breached their fiduciary duties to General Cigar’s shareholders by approving a transaction by which a subsidiary of Swedish Match AB would purchase the publicly owned shares of General Cigar while Edgar M. Cullman Sr., Edgar M. Cullman Jr., Susan P. Cullman and John L. Ernest retained certain equity interests in General Cigar.

In addition, plaintiffs asserted that a proxy statement that disclosed the terms of this transaction contained untrue statements and/or omissions of material facts. Plaintiffs seek an unspecified amount of compensatory damages, prejudgment interest, and attorneys’ fees and other costs. On July 28, 2000, defendants filed a motion to dismiss the complaint in its entirety. On February 26, 2002, the Court granted in part and denied in part defendants’ motion to dismiss. The Court dismissed all but one of Plaintiffs’ claims alleging breach of the directors’ disclosure obligations: namely, their claim that the proxy materials did not disclose the fair market value of the Company’s headquarters building. The Court also ruled that Plaintiff had adequately alleged, for purposes of surviving a motion to dismiss, that a majority of the board of directors was either interested in the merger transaction or lacked independence with respect to that transaction. On April 12, 2002, defendants filed an answer to the complaint, denying its material allegations.

On April 8, 2002, defendants filed a motion for summary judgment. Defendants filed a brief and affidavits in support of that motion on April 15, 2002. Plaintiffs subsequently agreed to withdraw their remaining disclosure claim regarding the Company’s headquarter building. Plaintiffs filed an opposition to defendants’ motion for summary judgment on May 24, 2002. Defendants’ reply brief was filed on June 14, 2002.

Defendants argued in their summary judgment motion that because the public shareholders had overwhelmingly approved the merger transaction, and because there was no longer any claim regarding the sufficiency of the disclosure, the shareholders’ vote operated to ratify any alleged breach of the directors’ fiduciary duties. At the hearing on defendants’ motion, Plaintiff argued, for the first time, that the shareholders’ vote had been “coerced” based on the existence of a voting agreement between members of the Cullman family and Swedish Match, pursuant to which the Cullman family agreed to vote their shares against any alternative transaction, for a period of 18 months, if the Swedish Match transaction was not approved. Because there was no evidence in the record concerning this new argument, the Court denied Defendant’s motion. Defendants subsequently filed, on September 11, 2002 a renewed motion for summary judgment, arguing that Plaintiff’s coercion argument was legally and factually unsupported. Defendants simultaneously moved to limit discovery to the issues raised in Defendants’ motion. Plaintiff opposed, arguing that they were entitled to full discovery in order to respond to Defendants’ motion. On November 13, 2002 the Court entered an order denying Defendants’ motion to limit discovery, ruling that Plaintiff would be entitled to full discovery in preparing its response to Defendants’ motion for summary judgment.

On March 11, 2003, Defendants produced documents in response to Plaintiff’s request for production. No depositions have been taken or scheduled, and no other discovery is pending. No other deadlines have been set.

A purported class action was filed on or about May 10, 2000, in the Delaware Chancery Court naming as defendants Edgar M. Cullman Sr., Edgar M. Cullman Jr., Susan P. Cullman, John L. Ernest, Peter J. Solomon, Bruce A. Barnet, John L. Bernbach, Thomas C. Israel, Dan W. Lufkin, Graham V. Sherren, Frances T. Vincent

Jr. and General Cigar. This complaint is similar in all material respects to the complaint filed in Orman vs Cullman, et al. General Cigar has not received any notice that this lawsuit has been served yet on any of the defendants. General Cigar intends to defend both of these cases vigorously.

Swedish Match is not a party to the Master Settlement Agreement or the Smokeless Tobacco Master Settlement Agreement between various U.S. states and certain tobacco companies. To date, neither these settlements nor the legislation enacted as a result of them has had any material effect upon the business activities of Swedish Match in the United States. The business is being conducted as it has been in the past.

8.A.8.    See “Item 3.A Selected Financial Data—Dividends” for a discussion of Swedish Match’s dividend policy.

8.B Significant	Changes

At the Annual General Meeting on April 25, 2003, shareholders of the Company approved the cancellation of 10 million shares repurchased by the Company under previous share buyback programs. An application to reduce the share capital was made. As at June 12, 2003, the Company holds 30,433,000 repurchased shares.

ITEM 9.	THE OFFER AND LISTING

9.A Offer	and Listing Details

The following table shows, for the fiscal quarters indicated, the reported highest and lowest middle market quotations for the Company’s shares on the Stockholm Stock Exchange and the highest and lowest sales price of the ADSs:

	(Stockholm)		(Nasdaq)
	SEK per Ordinary Share		U.S. dollars per ADS
	High	Low	High	Low

Annual information for the past five years

2002	86.0	54.0	85.750	53.150

2001	58.0	34.9	53.500	37.000

2000	37.0	25.1	37.750	28.125

1999	34.0	24.8	41.000	31.375

1998	31.0	21.5	38.000	27.625

Quarterly information for the past two years
2002
First Quarter	70.0	54.0	66.750	53.150

Second Quarter	86.0	67.0	84.320	64.880

Third Quarter	80.0	65.0	85.750	74.190

Fourth Quarter	72.0	59.5	76.600	66.690

2001
First Quarter	44.6	34.9	44.125	37.000

Second Quarter	54.0	38.5	49.960	38.850

Third Quarter	56.0	45.0	52.498	44.320

Fourth Quarter	58.0	49.8	53.500	47.170

Monthly information for most recent six months
December 2002	70.0	61.0	79.600	66.690

January 2003	70.0	58.5	79.580	70.360

February 2003	65.0	57.5	76.500	69.500

March 2003	68.0	61.5	79.100	71.100

April 2003	66.0	58.5	77.770	73.140

May 2003	63.5	55.5	80.870	71.400

9.B Plan	of Distribution

Not applicable.

9.C Market

The principal market for the Company’s shares is the Stockholm Exchange (Stockholmsbörsen). The Company’s ADSs (each ADS representing ten shares) are traded in the United States and are listed on the Nasdaq National Market under the symbol “SWMAY”. The Bank of New York is the Company’s depositary for its ADS facility.

The Stockholm Exchange (Stockholmsbörsen) is a fully electronic marketplace in which all shares are held by book-entry. Trading in the Stockholm Automated Exchange (“SAX”) comprises all Swedish stocks, and trading is settled via a paperless account-based security system, administered by the VPC.

All normal transactions must be carried out via the SAX order book. Large orders can be made outside SAX and reported to SAX. All transactions that are made outside SAX during the opening hours of the Stockholm Exchange (Stockholmsbörsen) must be reported within five minutes. Other transactions must be reported, at the latest, 30 minutes before trade opens the following trading day.

Trading on the Stockholm Exchange (Stockholmsbörsen) begins each morning at 9:30 a.m. (Stockholm time) at an opening price determined by the SAX system and based on orders entered by Stockholm Exchange (Stockholmsbörsen) members, and continues at prices based on market demand until 5:30 p.m. (Stockholm time). Buy and sell orders are registered on the system in round lots and odd lots are matched separately at the last price for round lots.

In addition to official trading on the Stockholm Exchange (Stockholmbörsen), there is also trading off the Stockholm Exchange (Stockholmsbörsen) during and after official trading hours. Trading on the Stockholm Exchange (Stockholmsbörsen) tends to involve a higher percentage of retail clients, while trading off the Stockholm Exchange (Stockholmsbörsen) often involves Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The Stockholm Exchange (Stockholmsbörsen) maintains a market surveillance staff that reviews trading data during the day on a “real time” basis for indications of unusual market activity or trading behavior. The market surveillance staff of the Stockholm Exchange (Stockholmsbörsen) reviews off-exchange trading based on reports of transactions by the member firms.

9.D Selling	Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses	of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A Share	Capital

Not applicable.

10.B	Memorandum and Articles of Association

Registration

Swedish Match’s Swedish corporate identity number is 556015-0756. The object of Swedish Match’s operations under Article 3 of its Articles of Association is to directly or indirectly conduct operations relating to the development and manufacture of and trade in tobacco products, matchsticks, and lighters, and to conduct other activities that are related to the said operations.

Director’s Voting Powers

Under Swedish law, a director or the managing director may not deal with matters relating to agreements between him and the company, nor may he deal with matters relating to agreements between the company and third parties if he has a considerable interest in the matter that may be contrary to that of the company. Article 9 in the Articles of Association states that the Annual General Meeting shall determine the fees to be paid to the Board of Directors. Thus, the Board of Directors is not authorized to vote compensation to themselves. The Board of Directors consists of ten ordinary members and three deputy members. Each deputy member replaces one of the three employee representatives in the Board in case that employee representative is absent from a board meeting. There are no requirements under Swedish law or the Company’s Articles of Association in respect of the Board members age or amount of shareholdings.

Share rights, Preferences and Restrictions

All shares in the Company are of the same class and have equal right to dividends. The dividend to the shareholders for the year ending December 31, 2002 was SEK 1.60 per share. The record date for entitlement to receive the dividend was April 30, 2003. The dividend was paid by the Swedish Securities Register, VPC, on May 6, 2003.

Each share confers the right to one vote at general meetings. The general meetings are called by the Board of Directors. The Board is obliged to call a general meeting at the request of shareholders representing a minimum of one tenth of all outstanding shares. Since Swedish Match’s fiscal year follows the calendar year, the Annual General Meeting must take place no later than June 30 each year. The Annual General Meeting of 2003 took place on April 25. The members of the Board of Directors are elected until the next Annual General Meeting.

Under Swedish law, the main rule is that resolutions of the general meeting are adopted by a simple majority of the votes cast and in case of parity of votes, the chairman of the meeting has a casting vote. Certain resolutions require a larger majority. For example, a resolution to amend the Articles of Association is not adopted unless at least owners of shares with two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting are in favor thereof.

Notice of an Annual General Meeting of shareholders is to be given not less than four nor more than six weeks prior to the meeting. In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be recorded in the share register on the tenth day prior to the date of the meeting. The Company’s Articles of Association provide that the shareholder must give notice to the Company of his/her intention to attend the meeting not later than 4:00 p.m. on the date specified in the notice convening the meeting (a date not being a Saturday, Sunday, nor any other Swedish public holiday, Midsummer Eve, Christmas Eve or New Year’s Eve, and it must not be earlier than the fifth day (not including Sundays or legal holidays) preceding the meeting). A shareholder may attend and vote at a meeting in person or by proxy. A person designated on the register as a nominee (förvaltare) is not entitled to vote at a general meeting; nor is a beneficial owner whose shares are registered in the name of a nominee entitled to vote at a general meeting, unless the beneficial owner first arranges to have such owner’s own name registered in the register of stockholders. Under Swedish law, unless a company’s Articles of Association provide otherwise, at any general meeting a shareholder or proxy for one or more shareholders, may vote for all shares he/she owns or represents at the meeting. The Company’s Articles permit each shareholder or proxy to cast the full number of votes represented by the shares.

Disclosure of shareholder ownership

The Financial Instruments Trading Act (1991:980) contains provisions concerning the disclosure of the purchase and sale of shares. Any person who has acquired or transferred shares in Swedish Match shall within seven days thereafter notify the acquisition or transfer in writing to the Company and to the Stockholm Exchange (Stockholmsbörsen) where the acquisition results in the purchaser’s percentage of the voting capital of all the shares in the Company reaching or exceeding any of the limits of 10, 20, 33 1/3, or 66 2/3 percent or where the transfer results in the transferor’s percentage of the voting capital of all the shares in the company being reduced to less than these limits.

The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté) has issued recommendations concerning the disclosure of acquisitions and transfers of shares. The recommendations are not legally binding but it is considered good practice on the stock market to comply with the recommendations. In general, these recommendations are more severe than the Financial Instruments Trading Act for any purchaser or transferor of shares in Swedish Match. The recommendations apply inter alia when any natural person or legal entity, Swedish or foreign, acquires or transfers shares in Swedish Match. An acquisition, transfer or expiry of call options is considered to be equivalent to the acquisition and transfer of shares. Pursuant to the recommendations, a person or entity shall disclose the transaction and his holding if the transaction causes the holding to attain or exceed a 5 percent threshold and any subsequent percentage which is a multiple of five, up to and including 90 percent of the total number of shares or votes in the company or if the transaction causes the holding to decline and thus fall below any of these thresholds. The disclosure shall take place at no later than 9.00 a.m. on the next stock exchange day after the date of transaction, by means of a statement to an established news agency and at least one daily Swedish newspaper with national coverage.

Natural persons deemed to hold an insider position in Swedish Match are covered by the Reporting Obligations Act (2000:1087) and must submit a written report of their holdings, or any changes of their holdings, of financial instruments in Swedish Match to the Swedish Financial Supervisory Authority (Finansinspektionen) within five days.

Under the Swedish Companies Act, a listed company may own its own shares. The total shareholding in the own company may at no point exceed 10 percent of the total number of shares in the company. Shareholdings in the own company do not give the company a right to represent itself or vote on general meetings, do not give a right to dividends and do not give any right to share in surplus in the event of liquidation. In addition, such shares owned by the company are excluded when determining whether a certain required majority of votes cast or shares represented is fulfilled. The shares of Swedish Match have no redemption provisions, sinking fund provisions and no liability to further calls by the company. Swedish Match has during the years of 2000, 2001, 2002 and 2003 acquired shares in Swedish Match.

Besides the restrictions for Swedish Match to own its own shares, there are no restrictions on ownership of shares in Swedish Match. However, as mentioned above, a person designated on the register as a nominee is not entitled to vote at a general meeting; nor is a beneficial owner whose shares are registered in the name of a nominee entitled to vote at a general meeting, unless the beneficial owner first arranges to have such owner’s own name registered in the register of shareholders.

Purchase Obligation

Where a parent company directly or indirectly owns more than nine-tenths of all the shares in a subsidiary and these shares represent more than nine-tenths of the votes, the parent company is under Swedish law entitled to purchase the remaining shares in the subsidiary. A person whose shares are subject to such a right of purchase may require the parent company to purchase his shares. A dispute whether there is a right or obligation to purchase as well as a dispute regarding the price shall be submitted to arbitration.

The Industry and Commerce Stock Exchange Committee has issued recommendations regarding takeovers and mandatory offers. The recommendations are not legally binding but it is considered good practice on the stock market to comply with the recommendations. Pursuant to the recommendations, anyone who has less than 40 percent of the total number of votes in a company, and who obtains 40 percent or more of the total number of votes in the company as a result of purchase, subscription, conversion or any other form of acquisition of shares in the company, either alone or together with a party to whom the buyer is related, must make a public offer for the acquisition of all the remaining shares issued by the target company. This offer must also be addressed to holders of securities other than shares issued by the company, if the securities may be substantially affected if listing of shares covered by the offer were to cease. The obligation no longer applies if the buyer divests shares within four weeks of acquisition so that his shareholding amounts to less than 40 percent of the votes in the company.

Pre-emptive Rights

In connection with any offering of shares, the existing shareholders have a pre-emptive right to subscribe for shares offered in proportion to the amount of shares in their possession. However, the shareholders may by a resolution on a general meeting deviate from their pre-emptive right. Such a resolution is valid where at least owners of shares with two-thirds of the votes cast as well as two-thirds of the votes represented at the meeting were in favor thereof.

10.C Material	contracts

The Company is not a party to any material contract other than those entered into in the ordinary course of business.

10.D Exchange	controls

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Sweden who hold the Company’s shares. In addition, since January 1, 1993 there have been no limitations imposed by Swedish law on the right of non-residents or non-citizens of Sweden to hold or vote a Swedish company’s shares.

10.E Taxation

General

The following is a general summary of the material Swedish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of ADSs or shares. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Swedish tax law, and the current conventions between the United States and Sweden for the avoidance of double taxation in the case of income and property taxes (the “Income Tax Treaty”) and in the case of estate, inheritance and gift taxes (the “Estate Tax Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

A.    “U.S. Holder” is a beneficial owner of ADSs or shares who holds the ADSs or shares as capital assets and is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organized under the laws of the United States or any State thereof (including the District of Columbia), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who are dealers in securities or commodities, financial institutions, insurance companies, tax-exempt entities, persons subject to the alternative minimum tax, persons holding the ADSs or shares as part of a hedge or conversion transaction. U.S. expatriates, or taxpayers who own, directly, indirectly or by attribution 10% or more of the share capital or voting stock of Swedish Match or whose functional currency is not the U.S. dollar), U.S. Holders of ADSs or shares who are subject to taxation in the United States are advised to consult their own tax advisors to satisfy themselves as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership or disposition of ADSs or shares.

If a partnership holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds ADSs or shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ADSs or shares.

For purposes of the Income Tax Treaty, the Estate Tax Treaty and the Code, U.S. Holders of ADSs will be treated as the owners of shares represented thereby.

Holders of ADSs or shares should consult their own tax advisors concerning the specific Swedish and U.S. federal, state and local tax consequences of the ownership and disposition of ADSs or shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaties.

Taxation of dividends

For U.S. federal income tax purposes, the gross amount of any distribution (including any Swedish withholding tax thereon) paid to U.S. Holders of ADSs or shares will be treated as a dividend and taxed as ordinary income to such U.S. Holders on the date of receipt by the holder of shares (or, in the case of ADSs, by the Depositary) to the extent paid out of the current or accumulated earnings and profits of Swedish Match as determined for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such ADSs or shares. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. The amount of any distribution that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution (including the amount of any Swedish taxes withheld therefrom), calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Any gain recognized by a U.S. Holder on a sale or other disposition of Swedish kronor or other foreign currency received will generally be U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to nonresidents of Sweden are subject to Swedish withholding tax at a rate of 30 percent. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a U.S. Holder who is entitled to the benefits of the Income Tax Treaty under its “Limitation on Benefits” provisions and who does not have a “permanent establishment” or “fixed base” in Sweden will generally be subject to Swedish withholding tax at a reduced rate of 15 percent. U.S. Holders of ADSs or shares may be required to provide documentary evidence that such holder is entitled to the reduced 15 percent withholding tax rate under the Income Tax Treaty. The Depositary or the Custodian will, to the extent practicable, facilitate reasonable administrative actions necessary to obtain the reduced 15 percent Swedish withholding tax rate or obtain refunds of Swedish withholding taxes.

Subject to complex conditions and limitations, the 15 percent Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to the various categories of the U.S. Holder’s income. For this purpose, dividends distributed to U.S. Holders of ADSs or shares will generally be treated as “passive income” or, in the case of certain U.S. Holders, “financial services income”. The consequences of the separate limitation calculation will depend in general on the nature and sources of the U.S. Holder’s income and deductions. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of claiming such a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder’s foreign taxes in a particular taxable year. A deduction does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Tax on sale or exchange

In general, upon a sale, exchange or other disposition of ADSs or shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition, and the U.S. Holder’s adjusted tax basis in the ADSs or shares. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if at the time of the sale or exchange the ADSs or shares have been held for more than one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

In general, under the Income Tax Treaty, a U.S. Holder who does not have a “permanent establishment” or “fixed base” in Sweden will not be subject to Swedish tax on any capital gain derived from the sale or exchange of ADSs or shares. Sweden is, however, allowed under the Income Tax Treaty to tax an individual resident of the United States that has been a resident of Sweden on such gains realized within a period of ten years following the date on which the individual ceased to be a resident of Sweden.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15 percent (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15 percent) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends received from U.S. corporations as well as from certain non-U.S. corporations. The exact extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements in the future. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

Swedish estate and gift taxes

A transfer of an ADS or a share by gift or by reason of the death of the owner may be subject to Swedish gift or inheritance tax, respectively, with the applicable progressive rates varying from 10 percent to 30 percent on the taxable amount (determined after certain deductions), depending on the relationship of the donee or beneficiary to the donor or decedent.

Transfer of an ADS or a share would be subject to Swedish inheritance tax if the decedent was a Swedish citizen or domiciled in Sweden or was married to a Swedish citizen and had emigrated from Sweden within 10 years before death.

Transfers of an ADS or a share would be subject to gift tax if the donor or donee was a Swedish citizen or the donor was domiciled in Sweden or married to a Swedish citizen and had emigrated from Sweden within 10 years before the gift. Gifts made by legal entities are also subject to gift tax.

Under the Estate Tax Treaty, the transfer of an ADS or a share by a citizen or domiciliary of the United States who is not a Swedish citizen or domiciliary, as defined in the Estate Tax Treaty, by gift or by reason of the death of the owner is generally not subject to Swedish gift or inheritance tax unless such an ADS or share (1) forms part of the business property of a permanent establishment situated in Sweden or (2) pertains to a fixed base situated in Sweden and is used for the performance of independent personal services. In cases where the transfer of an ADS or a share by a U.S. citizen or domiciliary who is not a Swedish citizen by gift or by reason of the death of the owner is subject to both Swedish and U.S. estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit (subject to limitations) against U.S. tax imposed with respect to the transfer an amount equal to the tax paid to Sweden with respect to such transfer. In cases where a transfer is subject to estate or gift tax in the United States by reason of the transferor’s domicile, and subject to Swedish gift or inheritance tax by reason of the transferor’s citizenship, the Estate Tax Treaty requires Sweden to allow a credit for United States tax paid in respect of such transfer.

Swedish transfer and property tax

Currently there is no transfer tax or similar tax on trading in shares and certain other equity-related securities in Sweden. In general, a holder of ADSs or shares who is a U.S. Holder will normally not be subject to Swedish property tax unless such ADSs or shares are included in a business carried on in Sweden.

United States information reporting and backup withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or redemption of ADSs or shares may be subject to information reporting to the Internal Revenue Service (“IRS”) and possible U.S. backup withholding at a current rate of 28 percent. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries. Back-up withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a holder’s federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F Dividends	and Paying Agents

Not applicable.

10.G Statements	by Experts

Not applicable.

10.H Documents	on Display

The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at their regional offices located at 233 Broadway, New York, 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511.

10.I Subsidiary	Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK ON DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

In the course of its operations Swedish Match is exposed to various types of financial risks. Swedish Match Corporate Treasury is responsible for optimizing the return on financial assets and managing the Group’s financial risks. This is accomplished through centralized borrowing, investment of surplus liquidity, coordinating cash flows, managing cash pools in various currencies and minimizing the effects of foreign currency movements on the consolidated income statement. Corporate Treasury serves as an in-house bank and offers advisory and other financial services to the subsidiaries. Corporate Treasury conducts its operations as part of the parent company and within the framework of the financial policy for the Swedish Match Group set by the Board of Directors. The Company does not hold derivative financial instruments for trading or speculative purposes other than on a limited scale.

Foreign exchange risks

Swedish Match’s currency risk is related to changes in contracted and projected flows of payments (commercial exposure), to payment flows related to loans (financial exposure) and to the revaluation of assets and liabilities in foreign subsidiaries (equity exposure). In addition Swedish Match may enter into derivative financial instruments for trading purposes on a limited scale.

Commercial exposure

Foreign exchange exposure in commercial transactions is concentrated mainly in the exporting companies within the Lighter, Cigar and Matches product areas. With the exception of Group operations in Sweden, Swedish Match has a substantial part of its production operations and sales in Euro countries and the U.S. As a result, a balance has been created between payments received and disbursed in EUR and USD, which limits the

Group’s transaction exposure. Swedish Match uses forward exchange contracts to hedge the value of future commercial flows. Contracts related to hedging of anticipated sales and purchases of foreign currencies normally do not exceed twelve months. The market value of all forward contracts for hedging of commercial exposure as of December 31, 2002 was SEK (0.7) million, compared to SEK (0.5) million net as of December 31, 2001.

At December 31, 2002, the book value of all forward contracts pertaining to commercial exposure hedging was SEK 0.1 million lower than the market value. At December 31, 2001, the book value was SEK 0.2 million lower than the market value. If there were an instantaneous 10 percent strengthening of SEK versus all other currencies, the market value of these forward contracts would increase by SEK 4 million compared with SEK 9 million as of December 31, 2001. Actual foreign currency exchange rates rarely move instantaneously in the same direction, and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis. According to Swedish GAAP, movements in value of contracts that hedge future flows of commercial payments will not result in any immediate change to the Group’s financial statements. Gains and losses pertaining to the hedge contracts are reported at the same time as gains and losses from the items hedged.

Financial exposure

Currency flows that occur in connection with borrowing and investments in currencies other than the domestic currency of the subsidiary concerned give rise to financial transaction exposure. In accordance with the Company’s finance policy, the financing of subsidiaries must be achieved in a manner that avoids foreign exchange risks as far as possible. This is achieved by borrowing in the local currency of the subsidiary concerned. Borrowing is only undertaken in another currency if it is not possible to finance the subsidiary in local currency due to foreign exchange regulations or for other reasons.

If assuming an instantaneous strengthening or weakening of the SEK versus all other currencies, the effect of financial exchange gains or losses on Swedish Match’s income would not be material.

Equity exposure

In conjunction with translation of the Group’s assets and liabilities of foreign subsidiaries to Swedish kronor, a risk arises that the currency rate will have an effect on the consolidated balance sheet. As at December 31, 2002, net assets (shareholders’ equity) in foreign subsidiaries was not hedged with the exception for two U.S. subsidiaries. At year-end 2002, net assets in foreign subsidiaries and associated companies outside Sweden amounted to SEK 3,538 million net after hedge, compared with SEK 5,151 million as of December 31, 2001.

Of the Group’s shareholders’ equity in foreign currency at year-end, 40 percent consisted of Euro , 28 percent consisted of South African Rand and 32 percent of other currencies.

If there were an instantaneous 10 percent strengthening of the SEK versus all other currencies, shareholders’ equity would decrease by SEK 354 million compared with SEK 515 million as of December 31, 2001. Actual foreign currency exchange rates rarely move instantaneously in the same directions and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

Trading exposure

Corporate Treasury may enter into forward exchange contracts and other derivative financial instruments for trading purposes on a limited scale, in accordance with a risk mandate set by the Board of Directors in the financial policy for Swedish Match. The market value of these contracts as of December 31, 2002 amounted to SEK 13 million compared with SEK 2 million for 2001. The book value as of December 31, 2002 amounted to SEK 13 million compared with SEK 2 million in 2001. If there were an instantaneous strengthening or weakening of the SEK versus all other currencies the effect on financial exchange gains or losses on Swedish Match’s income would not be material. Actual foreign currency exchange rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

Interest rate risks

Interest-rate risk relates to the risk that changes in interest-rate levels affect the Group’s earnings. Swedish Match’s interest bearing assets consisted mainly of cash and bank and marketable securities. Marketable securities were to a large extent invested in interest-bearing securities with short maturity.

The time that elapses before a lasting change in the interest rate has an impact on the Group’s net interest depends on the fixed interest term of the loan or the investment. The average fixed interest term for the Group’s interest-bearing assets amounted to 61 days at December 31, 2002 compared with 49 days at December 31, 2001. The average fixed interest term for interest-bearing liabilities amounted to 77 days at December 31, 2002 compared with 85 days at December 31, 2001. The average rate of interest on the Group’s interest-bearing liabilities was 5.2 percent at December 31, 2002 compared with 4.8 percent at December 31, 2001. The Company had interest rate swaps with an estimated value of SEK 386 million as of December 31, 2002.

If there were an instantaneous 1 percent (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2002, with all other variables held constant, Swedish Match’s pre-tax income over a 12 month period would increase by SEK 27 million compared with an increase of SEK 36 million as of December 31, 2001. It should be noted that the assumptions upon which this sensitivity analysis is based rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. Further, the analysis does not take into account the time which elapses before a lasting change in interest rates has an impact on net interest expense, due to the set terms during which fixed interest rates are payable on the loans or the investments discussed above. In addition, the sensitivity analysis is based on the net debt outstanding as of December 31, 2002 and 2001 respectively, and does not take into account movements in the net debt during 2003 and 2002 respectively. The impact from actual interest rate movements may thus differ from the analysis above.

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include forward looking statements of market risk which assume for analytical purposes that certain market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted previously are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, the forward-looking statements should not be considered projections by Swedish Match of future events or losses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	DISCLOSURE CONTROL AND PROCEDURES

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this annual report on Form 20-F (the “Annual Report”), have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company, particularly during the period in which the Annual Report was being prepared. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature, can provide only reasonable assurance regarding management’s control objectives.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Company’s principal executive officer and its principal financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

1.*	Articles of Association of the Registrant as amended to date (in English translation).

8.	For a list of our material subsidiaries, see “Item 4.C. Organizational Structure”.

10.1	Certification of Lennart Sundén, President and Chief Executive Officer of Swedish Match AB (publ) and Sven Hindrikes, Executive Vice President and Chief Financial Officer of Swedish Match AB (publ) pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as exhibits to the Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SWEDISH MATCH AB (PUBL)

By:	/s/ LENNART SUNDÉN
Name:	Lennart Sundén
Title:	President and Chief Executive Officer

Dated:   June 30, 2003

I, Lennart Sundén, certify that:

1.	I have reviewed this annual report on Form 20-F of Swedish Match AB (publ);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ LENNART SUNDÉN
Name:	Lennart Sundén
Title:	President and Chief Executive Officer

I, Sven Hindrikes, certify that:

1.	I have reviewed this annual report on Form 20-F of Swedish Match AB (publ);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ SVEN HINDRIKES
Name:	Sven Hindrikes
Title:	Executive Vice President and Chief Financial Officer

The Swedish Match Group

Report of Independent Accountants

To the Board of Directors and Shareholders of Swedish Match AB (publ)

We have audited the consolidated balance sheets of Swedish Match AB and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Swedish Kronor. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swedish Match AB and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Swedish Kronor for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders´ equity also expressed in Swedish Kronor at December 31, 2002, 2001 and 2000 to the extent summarized in Note 24 to the consolidated financial statements.

Stockholm, Sweden

March 3, 2003

/s/ ÅKE DANIELSSON

Åke Danielsson Authorized Public Accountant ÖHRLINGS PRICEWATERHOUSECOOPERS AB

The Swedish Match Group

Consolidated Statements of Income

for the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002	20021)
	SEK	SEK	SEK	USD
				Unaudited
	In millions
Net sales	11,533	13,635	13,643	1,569
Cost of goods sold (Note 8)	(6,647)	(7,627)	(7,451)	(857)

Gross profit	4,886	6,008	6,192	712
Selling expenses (Note 2, 8)	(1,925)	(2,475)	(2,362)	(272)
Administrative expenses (Note 2, 8)	(836)	(1,027)	(1,125)	(129)
Other operating income (Note 3)	26	19	52	6
Other operating expenses (Note 3)	(1)	(19)	(13)	(1)
Share of earnings in associated companies	17	28	22	3
Amortization of intangibles (Note 7)	(281)	(341)	(327)	(38)
Items affecting comparability (Note 4)	—	(80)	(68)	(8)

Operating income	1,886	2,113	2,371	273
Interest income	252	121	108	12
Interest expense	(427)	(407)	(337)	(39)
Exchange rate differences and other fin. items (Note 5)	(1)	13	(16)	(2)

Profit after financial items	1,710	1,840	2,126	245
Taxes (Note 6)	(556)	(589)	(648)	(75)
Minority interests	(10)	(23)	(49)	(6)

NET INCOME	1,144	1,228	1,429	164

Average number of shares outstanding during period, basic	410,177,322	361,506,184	348,295,163
Average number of shares outstanding during period, diluted	410,177,322	363,016,335	350,894,438
Earnings per share, basic, SEK	2.76	3.40	4.10	0,47
Earnings per share, diluted, SEK	2.76	3.38	4.07	0,47

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.695. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2001 and 2002

	2001	2002	20021)
	SEK	SEK	USD
			Unaudited
	In millions
ASSETS
Fixed assets
Intangible assets (Note 7)	4,769	4,145	477
Tangible assets (Note 8)	2,970	2,938	338
Financial assets (Note 9)	691	606	70

Total fixed assets	8,430	7,689	884
Current assets
Inventories (Note 10)	3,753	3,154	363
Accounts receivable (Note 11)	2,143	1,931	222
Other receivables	513	492	57
Prepaid expenses and accrued income	178	165	19
Liquid funds
Short-term investments (Note 12)	760	1,027	118
Cash and bank (Note 12)	846	989	114

Total current assets	8,193	7,758	892
TOTAL ASSETS	16,623	15,447	1,777

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.695. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2001 and 2002

	2001	2002	20021)
	SEK	SEK	USD
			Unaudited
	In millions
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity (Note 13)
Restricted equity
Share capital	892	868	100
Restricted reserves	1,625	1,575	181
Unrestricted equity
Unrestricted reserves	360	135	16
Net income for the year	1,228	1,429	164

Total shareholders’ equity	4,105	4,007	461

Minority interests	767	686	79

Provisions
Provisions for pensions and similar commitments (Note 14)	457	362	42
Provisions for taxation (Note 6)	891	1,031	119
Other provisions (Note 15)	963	808	93

Total provisions	2,311	2,201	253

Long-term liabilities
Bond loans (Note 16)	4,984	4,485	516
Liabilities to credit institutions (Note 16)	88	33	4
Other long-term liabilities	78	85	10

Total long-term liabilities	5,150	4,603	529

Current liabilities
Liabilities to credit institutions (Note 16)	944	990	114
Accounts payable	775	715	82
Other current liabilities (Note 17)	1,584	1,392	160
Accrued expenses and deferred income (Note 18)	987	853	98

Total current liabilities	4,290	3,950	454

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	16,623	15,447	1,777

COMMITMENTS AND CONTINGENT LIABILITIES
Pledged assets (Note 19)	144	92	11
Contingent liabilities (Note 20)	530	429	49

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.695. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Statements of Cash Flows

for the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002	20021)
	SEK	SEK	SEK	USD
				Unaudited
	In millions
Operations
Income after financial items	1,710	1,840	2,126	245
Depreciation and amortization	543	670	651	75
Other	51	78	(53)	(6)

	2,304	2,588	2,724	313
Taxes paid	(590)	(634)	(241)	(28)

Cash flow from operations before changes in operating capital	1,714	1,954	2,483	286
Cash flow from changes in operating capital
Accounts receivable	(87)	(182)	56	6
Inventories	(219)	(127)	86	10
Other assets	(65)	75	1	0
Accounts payable	17	(28)	0	0
Accrued expenses and other current liabilities	(415)	(83)	(41)	(5)

Cash flow from operations	945	1,609	2,585	297
Investment activities
Investments in property, plant and equipment	(331)	(633)	(751)	(86)
Sales of property, plant and equipment	83	72	106	12
Acquisition of subsidiaries and associated companies (Note 21)	(1,660)	(962)	(53)	(6)
Acquisition of intangible assets	(11)	(12)	(18)	(2)
Change in financial receivables	(48)	15	(1)	0

Cash flow from investment activities	(1,967)	(1,520)	(717)	(82)
Financing activities
Change in short-term loans	(48)	58	(339)	(39)
Long-term loans entered into	—	1,407	670	77
Repayment of long-term loans	(785)	(1,181)	(832)	(96)
Dividends paid	(539)	(490)	(508)	(58)
New share issue	66	—	—	—
Capital redemption	(1,061)	—	—
Buy back of shares	(906)	(1,169)	(499)	(57)
Other	—	(78)	142	16

Cash flow from financing activities	(3,273)	(1,453)	(1,366)	(157)
Cash flow for the year	(4,295)	(1,364)	502	58
Liquid funds at the beginning of the year	7,296	2,960	1,606	185
Translation differences attributable to liquid funds	(41)	10	(92)	(11)

Liquid funds at the end of the year (Note 12)	2,960	1,606	2,016	232

Additional disclosures (Note 21)

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.695. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Notes To Consolidated Financial Statements

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

1.	Significant accounting policies

Business

Swedish Match is a Swedish-based international group that produces a broad range of tobacco products, matches and disposable lighters. Tobacco products are sold primarily in the United States and Europe. Matches and disposable lighters are sold worldwide.

Basis of presentation

The consolidated financial statements of the Swedish Match Group have been prepared in accordance with accounting principles generally accepted in Sweden. These accounting principles differ in certain respects from accounting principles generally accepted in the United States, as explained in Note 24.

Principles of consolidation

The Consolidated Financial Statements include the Parent Company, all subsidiaries and associated companies. Subsidiaries refer to companies in which Swedish Match holds shares vested with more than 50 percent of the votes or in which Swedish Match has a decisive influence in some other way. Associated companies are defined as companies in which Swedish Match has long-term holdings equivalent to at least 20 percent, but not more than 50 percent, of the votes. Holdings in associated companies are reported in accordance with the equity method. The Group’s share of the reported profit of associated companies is reported as a proportion of operating profit and income taxes.

All acquisitions of companies have been reported in accordance with the purchase method. Companies divested during the year are included in the Consolidated Financial Statements up to the date of sale. Companies acquired during the year are included in the Consolidated Financial Statements from the date of acquisition.

The Minority participation in Swedish Match’s profit is reported after income taxes.

Other holdings are reported at acquisition value; dividends received are reported as income.

Foreign currencies

Translation of financial statements of foreign subsidiaries

The balance sheets of foreign subsidiaries, except for those subsidiaries in highly inflationary economies, are translated to Swedish kronor according to the Current Method. Balance sheets, accordingly are translated at year-end rates. Income statements are translated at the average rate for the period. Translation differences arising from translation of income statements and balance sheets are recorded directly to shareholders’ equity.

The accounts of subsidiaries in countries with high inflation are translated first into the functional currency (normally USD) in accordance with the monetary method. Non-monetary assets, accordingly, are reported in the functional currency at historical exchange rates and any resulting exchange rate differences are reported in the income statement. The accounts are then translated into Swedish kronor in accordance with the Current Method.

Receivables and liabilities in foreign currencies

Receivables and liabilities denominated in foreign currencies have been translated at year-end exchange rates, with the exception of hedged balances which are translated at the respective forward contract rate. Exchange gains and losses are reported in operating income to the extent they relate to operating balance dealings and otherwise in net financial items.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Derivative Instruments

Currency forward contracts

The Group enters into forward exchange contracts in order to hedge foreign currency risk associated with certain financial liabilities and anticipated but not yet committed sales and purchases denominated in foreign currencies. Forward exchange contracts entered to hedge future transactions are not recorded until the respective transactions being hedged are recorded. Balances in foreign currencies which have been hedged are translated using the related forward contract rate with realized and unrealized gains and losses being recorded in income.

Interest-rate swaps

The Company uses interest-rate swaps to adjust the relationship between borrowing at fixed and variable rates of interest. An interest-rate swap involves the exchange of the fixed-interest on a loan or investment for variable interest, or vice versa. Since such swaps are linked to the underlying loan or investment in terms of the amount and the maturity period, swaps held are reported at amounts corresponding to the accrued interest.

Currency swaps

The Company enters into currency swaps, with the intent of hedging currency risks in borrowing in another currency than the local currency. A currency swap involves the exchange of payments of interest and amortization in one currency for payment of interest and amortization in another currency. Since the swap is linked to the underlying loan with regard to the currency, amount and term, the swaps held are reported in the amount of the interest accrued as well as unrealized exchange-rate differences.

Intangible assets

Goodwill is included in intangible assets and amortized on a straight-line basis over 5 to 20 years. Goodwill in larger subsidiaries with more than 20 years of operations, strong trademarks and a good market position is amortized over 20 years. Acquired trademarks are amortized over 20 years, if similar conditions exist.

Goodwill and other intangibles are evaluated as events or circumstances may indicate a possible inability to recover their carrying amount. These evaluations necessarily involve significant management judgment regarding the capacity of an acquired business to perform as expected.

Property, plant and equipment

Depreciation on property, plant and equipment is based on the historical costs and estimated useful lives of the assets. Buildings and land improvements are generally depreciated over periods ranging from 20 to 50 years. The estimated useful life for vehicles is normally 5 years and machinery is 5 to 10 years.

Additions and significant renewals are capitalized whereas expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Inventories

Inventories are reported at the lower of cost or market and in all significant aspects in accordance with the FIFO (first-in, first-out) method after deduction for obsolescence. Non-realized intercompany profits are eliminated in their entirety.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Revenue recognition

Revenues are recognized upon shipment of goods to customers, at which time title passes to the customers.

Advertising costs

Advertising costs are expensed as incurred.

Items affecting comparability

The net of significant income or expense entries, which are not expected to occur frequently, are classified net as ‘items affecting comparability’ and reported separately in the income statement. Items affecting comparability include restructuring expenses and revenues of a nonrecurring nature resulting from the sale of operations and shares which were previously reported as operating assets.

Income taxes

Reported income taxes include taxes to be paid or refunded with regard to the current year, adjustments concerning prior years’ taxes, changes in deferred tax, and shares in the taxes of associated companies. Valuation of all tax liabilities/receivables takes place in nominal amounts, and is performed in accordance with the tax rules and tax rates that have been enacted. In the case of items reported in the income statement, related tax effects are also reported within the income statement. Tax effects of items that are entered directly against shareholders’ equity are recorded against shareholders’ equity. Deferred taxes are calculated according to the liability method on all temporary differences that arise between the reported and taxation values of assets and liabilities. Deferred tax assets with regard to loss carryforwards or other future tax-related deductions are reported to the extent that it is likely that the deduction can be offset against any surplus at time of future taxation.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. In accordance with Swedish Match’s finance policy, investments, with the exception of bank account deposits, may only be made in Swedish government treasury bills and national bonds, and in securities issued by certain counter parties specified in a list of counter parties approved by management. All counter parties on this list have a Standard & Poor’s long rating of at least A. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographies. The Company generally does not require collateral or other security to support customer receivables.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Convenience translation to US dollars

The Consolidated Financial Statements as of and for the year ended December 31, 2002 are also presented in US dollars. These amounts are unaudited and presented solely for the convenience of the reader at the rate of USD 1.00 = SEK 8.695, the Noon Buying Rate on December 31, 2002 of the US Federal Reserve Bank of New York.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Such translations should not be construed as representations that the Swedish kronor amounts represent, or have been or could be converted into, US dollars at that or any other rate. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

2.	Selling and administrative expenses

Selling expenses include expenses for Research and Development and similar expenses amounting to SEK 105, 100 and 99 million for the years ended December 31, 2000, 2001 and 2002 respectively.

Administrative expenses include costs for auditors’ fees in accordance with the table below:

	2000	2001	2002
Auditing assignments	12	16	14
Other assignments	17	8	8

PricewaterhouseCoopers	19	24	22
Other accountants (auditing assignments)	1	1	1

3.	Other operating income and other operating expenses

Included in other operating income are exchange rate gains of SEK 18, 15 and 12 million for the years ended December 31, 2000, 2001 and 2002 respectively.

Included in other operating expenses are exchange rate losses of SEK 4, 14 and 13 million for the years ended December 31, 2000, 2001 and 2002 respectively.

4.	Items affecting comparability

During the third quarter of 2002, a cost of SEK 68 million was charged to a rationalization program in Continental Europe, both within sales and production of cigars and lighters.

A provision of SEK 80 million for the restructuring of cigar operations in Belgium and the US is entered as an item affecting comparability for 2001.

5.	Exchange rate differences and other financial items

	2000	2001	2002
Exchange rate difference	16	43	4
Other financial items	(17)	(30)	(20)

Total	(1)	13	(16)

6.	Taxes

Income	taxes in 2000, 2001 and 2002 were distributed as follows:

	2000	2001	2002
Current income taxes	(378)	(399)	(453)
Deferred income taxes	(171)	(181)	(190)
Other taxes	(7)	(9)	(5)

Total	(556)	(589)	(648)

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

The tax effects of temporary differences which resulted in assets and liabilities in the form of deferred tax for the years as of December 31, 2001 and 2002 are summarized below.

	2001	2002
Losses carried forward	342	255
Restructuring reserves	35	36
Pension and healthcare benefits	102	95
Tax allocation reserves	(344)	(378)
Depreciation in excess of plan	(317)	(358)
Inventory reserves	(63)	(63)
Other	(229)	(218)
Valuation reserves	(187)	(194)

Net deferred income tax liability	(661)	(825)

Classified per balance sheet category
Financial fixed assets	230	206
Less: Provisions for taxation	(891)	(1,031)

Net deferred income tax liability	(661)	(825)

The valuation reserve amounting to SEK 194 million pertains to loss carryforwards not assigned value in the amount of SEK 85 million, restructuring costs in the amount of SEK 29 million and other temporary deductible differences not assigned value in the amount of SEK 80 million.

At December 31, 2002 the Group had deductible losses carried forward equivalent to SEK 779 million.

The Group’s deductible tax losses carried forward expire as follows:

Year	Amount
2003	11
2004	30
2005	46
2006	15
2007	10
2008	9
Thereafter	658

Total deductible tax losses carried forward	779

The Group’s net earnings were charged with tax of 32.0 per cent in 2000, 32.0 per cent in 2001 and 30.5 per cent in 2002. The difference between the Group’s tax expense and application of the statutory tax rate in Sweden of 28 per cent is attributable to the items shown in the following table:

	2000	2001	2002
Swedish tax rate	28.0	28.0	28.0
Adjustments for foreign tax rates	4.4	2.5	2.2
Losses that could not be utilized	1.6	2.1	0.7
Non-taxable items	(2.1)	(5.2)	(2.4)
Non-deductible amortization on goodwill	2.0	2.6	2.0
Adjustments for taxes in prior years	(3.2)	(0.7)	(1.2)
Non-deductible expenses	1.2	2.6	2.3
Other	0.1	0.1	(1.1)

Total	32.0	32.0	30.5

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

7.	Intangible fixed assets

Intangible assets as of December 31 included the following:

	Trademarks		Goodwill		Other intangibles assets		Total
	2001	2002	2001	2002	2001	2002	2001	2002
Acquisition value brought forward	1,708	1,964	3,712	4,375	62	76	5,482	6,415
Purchases/Investments	0	—	—	—	12	18	12	18
Companies acquired	118	—	749	14	—	—	867	14
Reclassifications	225	125	(204)	(125)	—	—	21	0
Exchange differences, etc.	(87)	(36)	118	(481)	2	(15)	33	(532)

Accumulated acquisition value carried forward	1,964	2,053	4,375	3,783	76	79	6,415	5,915
Amortization brought forward	(181)	(313)	(1,015)	(1,298)	(18)	(35)	(1,194)	(1,646)
Amortization for the year	(111)	(115)	(227)	(208)	(3)	(4)	(341)	(327)
Write-downs	—	—	—	—	(14)	—	(14)	—
Reclassifications	(45)	(5)	24	5	—	—	(21)	0
Exchange differences	4	28	(80)	163	0	12	(76)	203

Accumulated amortization carried forward	(313)	(405)	(1,298)	(1,338)	(35)	(27)	(1,646)	(1,770)

Book value carried forward	1,651	1,648	3,077	2,445	41	52	4,769	4,145

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

8.	Tangible fixed assets

Tangible fixed assets as of December 31 included the following:

	Building and land*		Machinery and other plant		Equipment, tools and installations		Current new construction		Total
	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
Acquisition value brought forward	2,054	2,192	3,004	3,117	301	380	212	381	5,571	6,070
Purchases/Investments	104	33	135	169	69	77	325	472	633	751
Companies acquired	2	17	6	2	—	—	—	—	8	19
Sales/scrapping	(78)	(96)	(87)	(39)	(25)	(12)	1	(3)	(189)	(150)
Reclassifications	(19)	36	192	195	8	7	(181)	(210)	0	28
Exchange differences	129	(367)	(133)	(433)	27	(13)	24	(41)	47	(854)

Accumulated acquisition value carried forward	2,192	1,815	3,117	3,011	380	439	381	599	6,070	5,864

Depreciation brought forward	(721)	(787)	(2,082)	(2,064)	(190)	(225)	(2)	(24)	(2,995)	(3,100)
Depreciation for the year	(64)	(43)	(220)	(233)	(44)	(48)	(1)	—	(329)	(324)
Companies acquired	—	(2)	—	(2)	—	—	—	—	—	(4)
Sales/scrapping	24	26	66	32	22	10	—	—	112	68
Write-downs	(17)	(13)	(27)	(7)	—	—	(23)	—	(67)	(20)
Reclassifications	—	(6)	(2)	10	2	(6)	—	2	0	0
Exchange differences	(9)	122	201	297	(15)	16	2	19	179	454

Accumulated depreciation carried forward	(787)	(703)	(2,064)	(1,967)	(225)	(253)	(24)	(3)	(3,100)	(2,926)

Book value carried forward	1,405	1,112	1,053	1,044	155	186	357	596	2,970	2,938

*	Buildings and land includes land at a book value of SEK 502 million as of December 31, 2001 and SEK 387 million as of December 31, 2002.

At fiscal year-end, the Company has commitments to acquire tangible fixed assets at a value of SEK 193 million.

The tax assessment value as of December 31 for property estate in Sweden is indicated below:

	2001	2002
Buildings	65	124
Land	11	16

Total assessed tax value for property in Sweden	76	140

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Depreciation on tangible assets has been allocated under the following headings in the income statement:

	2000	2001	2002
Cost of goods sold	(183)	(220)	(208)
Selling expenses	(18)	(19)	(32)
Administrative expenses	(61)	(90)	(84)

Total	(262)	(329)	(324)

9.	Financial fixed assets

Financial fixed assets consist of the following items:

	2001	2002
Participations in associated companies	130	135
Participations in other companies	14	13
Deferred tax assets	230	206
Long-term receivables	317	252

Total	691	606

The following movements in financial fixed assets occurred in 2001 and 2002, respectively:

	2001	2002
Amount brought forward from preceding year	727	691
Change in deferred tax assets	(72)	22
Change in long-term financial receivables	(5)	(22)
Acquisition of shares in other companies	(9)	—
Share in earnings of associated companies, net after tax	9	16
Dividends from associated companies	(11)	(8)
Exchange differences	52	(93)

Value carried forward	691	606

Participations in associated companies and other shares included in financial fixed assets as of December 31 are in accordance with the following:

	2001		2002
	Ownership value, %	Book value	Ownership value, %	Book value
Arnold André GmbH & Co. KG	40	77	40	84
P.T. Jamafac	40	44	40	43
Other associated companies		9		8

Total shares in associated companies		130		135
Other shares and participations		14		13

Total shares and participations		144		148

Within the framework of normal business, Swedish Match carries out transactions with associated companies. Receivables from these companies totaled SEK 36 million as of December 31, 2001 and SEK 54

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

million as of December 31, 2002. Total sales to associated companies amounted to SEK 106, 121 and 133 million for the years ended December 31, 2000, 2001 and 2002 respectively.

10.	Inventories

Inventories as of December 31 consist of the following items after deductions for obsolescence:

	2001	2002
Finished goods	868	787
Work in process	212	141
Leaf tobacco	2,523	2,086
Other raw materials and supplies	293	248
Reserve for obsolescence	(143)	(108)

Total inventories	3,753	3,154

Reserve for obsolescence
Balance brought forward		(143)
Provision during the year		(22)
Withdrawal during the year		39
Write-off and other		18

Closing balance		(108)

11.	Reserve for bad debts

Reserve for bad debts as of December 31 consists of the following:

2002
Balance brought forward	(146)
Provision during the year	(10)
Recovery during the year	12
Write-off during the year	15
Exchange rate difference	18

Closing balance	(111)

12.	Liquid funds

Liquid funds consist of short-term investments in the form of interest-bearing securities and cash and bank balances in accordance with the following:

	2001	2002
Short-term investments
Government bonds and treasury bills	—	492
Corporate bonds/commercial paper	—	518
Other financial investments	760	17

	760	1,027
Cash and bank
Bank accounts and cash	772	959
Investment loans in banks	74	30

	846	989

Total liquid funds	1,606	2,016

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Short-term investments include instruments where maturity dates exceed 3 months. Cash and bank include cash and short-term deposits with original maturities of 3 months or less.

13.	Shareholders’ equity

In April 27, 2000 the Annual General Meeting approved a redemption program which led to a redemption of 29,869,472 shares in July 2000. In connection with the redemption a new issue of 2,476,200 shares was effected. After these transactions the number of shares amounted to 403,946,391. The par value of the share increased from SEK 2.20 to SEK 2.40 in 2000 through a bonus issue.

Following an authorization by the Annual General Meeting on April 27, 2000 to a share buy-back program of up to 5 percent of the outstanding shares (which was increased to a 10 percent authorization at an extraordinary meeting with the shareholders on October 27, 2000), the Company has, as of December 31, 2000 bought 28,799,500 shares, equivalent to 7.13 percent of the shares of the Company. The average price of the shares repurchased is 31.39 SEK. At the extraordinary shareholders’ meeting it was further resolved that the share capital be reduced by canceling 17,350,210 of the shares repurchased. The reduction was registered in March 2001.

At the Annual General Meeting on April 24, 2001, approval was given for a further reduction of the share capital in an amount of SEK 36 million by canceling 15,000,000 shares through a transfer to unrestricted reserves. This reduction was registered in October. Following these reductions, the share capital of the Company amount to SEK 891.8 million, represented by 371,596,181 shares, each with a par value of SEK 2.40.

During the year of 2001 25,146,710 shares were repurchased at an average price of SEK 46.49. As a result of the repurchase and after cancellations, Swedish Match held 21,596,000 shares, equal to 5.8 percent of the Company’s shares. At December 31, 2001, the total number of shares outstanding, net after buybacks, amounted to 350,000,181, a decrease of 7 percent during the year.

At the Annual General Meeting on April 23, 2002, approval was given for a further reduction of the share capital in an amount of SEK 24 million by canceling 10,000,000 shares through a transfer to unrestricted reserves. This reduction was registered in October. Following the reduction, the share capital of the Company amount to SEK 868 million, represented by 361,596,181 shares, each with a par value of SEK 2.40.

During the year of 2002 7,995,000 shares were repurchased at an average price of SEK 69. As a result of the repurchase and after cancellations, Swedish Match held 19,591,000 shares at year end 2002, equal to 5.4 percent of the Company’s shares. At December 31, 2002, the total number of shares outstanding, net after buybacks, amounted to 342,005,181, a decrease of 2.3 percent during the year.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

As approved by the shareholders at the Annual General Meeting, the Company may hold 10 percent of the Company’s shares at any given time. Repurchased shares may be used to acquire companies and to cover options issued within the framework of the Company’s options program.

	2000	2001	2002
Share capital opening balance	949	969	892
Redemption of shares	(67)	—	—
Cancellation of shares	—	(77)	(24)
New issue	5	—	—
Bonus issue	82	—	—

Total share capital	969	892	868

Restricted reserves opening balance	1,020	1,291	1,625
Premium on new issue	61	—	—
Bonus issue	(82)	—	—
Transfer between unrestricted and restricted shareholders’ equity	292	334	(50)

Total restricted reserves	1,291	1,625	1,575

Unrestricted reserves opening balance	3,929	2,324	1,588
Redemption of shares	(995)	—
Allocation to unrestricted reserves through the cancellation of shares	—	77	24
Transfer between unrestricted and restricted shareholders’ equity	(292)	(334)	50
Dividends	(539)	(490)	(508)
Buy back of shares	(905)	(1,169)	(552)
Translation difference*	(18)	(48)	(467)
Net income for the year	1,144	1,228	1,429

Total unrestricted shareholders’ equity	2,324	1,588	1,564

Total shareholders’ equity	4,584	4,105	4,007

Accumulated translation difference
Opening balance	(212)	(230)	(278)
Translation differences	(18)	(48)	(467)

Closing balance	(230)	(278)	(745)

*	The translation difference was reduced by currency hedging of shareholders’ equity amounting to SEK (280), 238 and 283 million in 2002, 2001 and 2000 respectively.

According to the Swedish Companies Act, dividends are limited to the lower of unrestricted equity according to the consolidated balance sheet and the parent company’s balance sheet after recommended appropriations to restricted equity.

14.	Pensions and similar commitments

The Company applies various pension plans for its employees all over the world. Pension provisions are calculated in accordance with actuarial principles in each country. Most of the Company’s pension plans are defined as benefit pension obligations, which are covered either by insurance, funded or unfunded pension plans.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

The pension benefits offered to employees of the Group’s Swedish operations are covered mainly by two fully independent super-annuation funds. These funds also provide pension benefits for the employees of a former subsidiary. At December 31, 2002, the market value of assets of the funds taken together exceeded the actuarial value of the pension obligations. Fund surplus can be used only after approval by the Boards of these funds. In 2002, no contributions were made from these funds to Group companies in Sweden. In 2001, the funds contributed SEK 53 million. The Company has initiated a review of the pension funds’ operations.

The Group also has foundations or similar arrangements for a number of defined benefit pension obligations, primarily in the US, Sweden and Great Britain.

Some of the Group’s defined benefit plans are unfunded, primarily local and national general plans are covered by the Company. The current value of these future pension benefits is reported as a liability in the consolidated balance sheet and totals SEK 88 million (74).

In addition to pension plans, the Group’s US subsidiaries employ unfunded plans for healthcare and other benefits for retired employees who fulfill the requirements for minimum age and years of service. These plans generally involve a cost contribution, for which the retired employee’s share of cost is adjusted regularly and includes other components such as deductible amounts and co-insurance. The estimated cost of future benefit payments for healthcare is entered as a liability, in accordance with US accounting principles. This liability in the consolidated balance sheet amounts to SEK 319 million (383).

15.	Other provisions

Other provisions consist of the following:

	2002
	Total provisions	Restructuring provisions	Tax provisions	Other provisions
Opening balance	963	165	698	100
Provisions	152	62	26	64
Utilization	(157)	(91)	(10)	(56)
Translation differences	(150)	(15)	(118)	(17)

Closing balance	808	121	596	91

The restructuring reserves pertain mainly to the non-performing part of the past two years’ restructuring of the Group’s cigar operations in regard to severance pay etc. Most of these provisions will be paid during the next three years.

The tax-related provisions arise mainly due to reserves for taxes in foreign subsidiaries in regard to previous income years.

16.	Bond loans and liabilities to credit institutions

The maturity structure of the Group’s long term interest-bearing liabilities is presented below:

Year	Amount
2004	596
2005	919
2006	2,532
2007	299
2008 and later	172

4,518

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Current interest-bearing liabilities

	2001	2002
Next year’s amortization of long-term loans	360	730
Bank overdraft facility utilized	51	35
Other current liabilities	533	225

Total current interest-bearing liabilities	944	990

17.	Other current liabilities

Other current liabilities as of December 31 consist of the following:

	2001	2002
Tobacco taxes	753	798
Value Added Tax liability	231	231
Income tax liability	97	69
Other	503	294

Total	1,584	1,392

18.	Accrued expenses and deferred income

Accrued expenses and deferred income as of December 31 consist of the following:

	2001	2002
Accrued wage/salary-related expenses	216	155
Accrued vacation pay	55	67
Accrued social security charges	55	61
Other	661	570

Total	987	853

19.	Guarantees provided

For the Group’s own long-term liabilities:

	2001	2002
Inventories	49	36
Receivables	15	18
Liquid funds	73	30

Total	137	84

Other collateral pledged:

	2001	2002
Liquid funds	7	8

Total other collateral pledged	7	8

Of the above SEK 30 (73) million was provided for the benefit of subsidiaries.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

20.	Commitments and contingent liabilities

Operating leasing agreements

Future annual minimum charges under the terms of irrevocable operating leasing agreements with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

Year	Annual minimum charges
2003	116
2004	106
2005	90
2006	86
2007 and thereafter	187

Total minimum charges	585

The Group’s leasing expenses for operating leasing agreements amounted to SEK 98 million in 2000, SEK 108 million in 2001 and SEK 118 million in 2002.

Future irrevocable minimum leasing income is distributed in accordance with expiration dates as follows:

Expiration
Within one year	64
More than one year but less than five years	88
More than five years	39

Total minimum lease income	191

Rental revenues, own properties

Within the Group are properties which in part are rented externally. At year-end, the properties being rented externally consist of the following:

Accumulated acquisition value, closing balance	496
Accumulated depreciation, closing balance	(148)

Book value, carried forward	348

Depreciation for the year amounts to SEK 14 million.

Future irrevocable minimum leasing income is distributed in accordance with expiration dates as follows:

Expiration
Within one year	46
More than one year but less than five years	121
More than five years	199

Total minimum lease income	366

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

The Group’s rental revenues from own properties in 2002 amounted to SEK 37 million.

Contingent liabilities

	2001	2002
Guarantees to subsidiaries	176	194
Guarantees to external companies	6	6
Other guarantees and contingent liabilities	348	229

Total contingent liabilities	530	429

Guarantees to subsidiaries pertain to undertakings on behalf of the companies above and beyond the amounts utilized and entered as liabilities in the companies. Other guarantees and contingent liabilities pertain in part to guarantees placed vis-à-vis state authorities for Group companies’ proper fulfillment of undertakings in connection with import and payment of tobacco taxes.

Swap agreements for certain bond loans in euros

Contingent liabilities include an amount of SEK 130 (206) million that constitutes the difference between certain bond loans in euros valued at year-end in the swapped currency, and the same loans valued at closing day rate in euros in accordance with the recommendations of the Swedish Institute of Authorized Public Accountants concerning currency and interest swaps. The counterparties in interest swaps are banks.

Performance-based adjustment of acquisition values

In the case of some of Swedish Match’s acquisitions there are agreements with the seller concerning a supplement to the purchase price if the profit of the acquired company reaches a certain pre-specified level. The maximum amount to which this can give rise is SEK 49 million.

There is an agreement with the minority shareholders of General Cigar concerning selling and buying options with regard to the minority’s holdings. The options can be exercised over the period 2004-2006. Valuation of the shares in connection with the exercising of sales options is determined on the basis of the company’s earnings, at certain minimum levels. The value of the minority shareholders’ total holdings, can not be less that USD 97 million.

Leaf tobacco purchases

Some subsidiaries have entered contractual commitments with tobacco growers regarding future purchases of leaf tobacco.

Legal disputes

The Company is involved in a number of legal proceedings of a routine character. Among others, there are proceedings against General Cigar, where Cubatobacco is claiming that General Cigar does not have the right to use the Cohiba brand. Subsidiaries of Swedish Match in Brazil and France are subject to claims concerning alleged unfair dismissal of employees. In Brazil there are six such cases, while in France 120 employees have instigated proceedings as a result of the closure of the factory in Lyon. Although the outcomes of these proceeding can not be anticipated with any certainty, and accordingly no guarantees can be made, the view of management is that liabilities attributable to these disputes, if any, should not have any significant negative impact on the earnings or financial position of Swedish Match.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Claims for damages against subsidiaries of Swedish Match for injuries that allegedly were caused by Swedish Match lighter products have been filed in Brazil and the US. In addition, subsidiaries of Swedish Match in the US are the defendant in cases where it is claimed that the use of tobacco products has caused health problems. Pinkerton Tobacco Company (subsidiary of Swedish Match North America, Inc.) is one of the defendants in a case in Minnesota in which the plaintiff is affirming that use of chewing tobacco caused her husband’s death. However, the court dismissed the case from any further proceedings on March 3, 2003. Pinkerton is also named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is unclear whether any of the plaintiffs intends to pursue their demands separately against Pinkerton. Finally, Pinkerton Tobacco Company and Swedish Match North America, Inc. are named as defendants in a class-action suit filed in Florida in November 2002 against several different companies active in the American market for smokeless tobacco and their joint interest association. It is unclear whether the state court or federal court will hear the case and no schedule has been announced to date. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously. With regard to the claims related to the lighter products, Swedish Match has insurance protection to cover the claims made.

The Securities and Exchange Board of India (SEBI) has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire the shares outstanding (10,400,000) in Wimco Ltd. In accordance with the ruling, the price per share shall be not less than 35 INR plus 15 percent annual interest from January 27, 2001 or approximately SEK 60 million plus interest at an exchange rate of SEK 0.16381 = INR 1.00. The ruling was appealed to the Securities Appellate Tribunal, which decided, however, not to change the ruling. Swedish Match has appealed this decision to the Supreme Court in India.

Swedish Match North America, Inc. has filed a federal civil antitrust action against U.S. Smokeless Tobacco Company (USST) and other companies within the UST group in the United States District Court for the Western district of Kentucky. Swedish Match North America, Inc. is seeking a permanent injunction against USST, to stop the use of illegal methods aimed as suppressing competition in the American snuff market, and substantial damages. USST is denying the allegations. The main proceedings are scheduled for September 2004.

The administrative court in Minden, Westfahlen, Germany, has decided to refer the question of the legality of the EU’s snuff prohibition to the European Court in Luxemburg. In its decision the Court decided to stay the initiated proceedings pending a ruling from the European Court of Justice concerning the following question: Is the snuff prohibition in accordance with imperative law of the European Union? Swedish Match’s distributor in Germany, Arnold André GmbH is claiming that the ban on the sales of snuff is discriminating, disproportionate, and that the EU has exceeded its legislative competence when the prohibition was enacted. Swedish Match has made similar claims in a case before the High Court of Justice in the UK and this case has been referred to the European Court of Justice in Luxemburg. The process in Luxemburg is expected to take two years.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

21.	Notes to the cash-flow statements

Acquisitions of subsidiaries in 2002

In 2002, companies were acquired for a total of SEK 53 million. For these companies taken as a whole, the total value of acquired assets and liabilities, purchase sums, and the impact on the Group’s liquid funds were as follows:

Tangible fixed assets	15
Intangible fixed assets	46
Other assets/liabilities, net	(8)

Purchase price paid	53
Cash and bank balances in acquired companies	—

Effect on the Group’s liquid funds	53

Acquisitions of subsidiaries in 2001

In 2001, companies were acquired for a total of SEK 962 million. For these companies taken as a whole, the total value of acquired assets and liabilities, purchase sums, and the impact on the Group’s liquid funds were as follows:

Tangible fixed assets	8
Intangible fixed assets	875
Inventories	108
Accounts receivable, trade	14
Accounts payable, trade	(22)
Other assets/liabilities, net	(21)

Purchase price paid	962
Cash and bank balances in acquired companies	—

Effect on the Group’s liquid funds	962

Acquisitions of subsidiaries in 2000

In 2000, companies were acquired for a total of SEK 1,624 million. Liquid funds in the acquired companies totaled SEK 199 million. As a result of these acquisitions, the Group acquired net assets as shown in the presentation below. In addition to acquisitions of these subsidiaries, SEK 235 million was invested in acquisitions of minority interests in previously consolidated companies. Goodwill acquired in conjunction with the acquisitions of minority interests amounted to SEK 58 million. The purchase price for 64 percent of the shares in General Cigar accounted for SEK 1,573 million of the total cost for acquisitions as stated above of SEK 1,624 million.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Assets and liabilities of the acquired companies are presented in the following table:

Tangible fixed assets	623
Intangible fixed assets	1,127
Inventories	1,163
Accounts receivable	241
Change in liabilities to minority interests	(561)
Accounts payable	(107)
Loans in acquired operations	(312)
Other assets/liabilities, net	(550)

Purchase price paid	(1,624)

Cash and bank balances in acquired companies	(199)
Purchase price for minority interests in previously consolidated companies	235

Effect on the Group’s liquid funds	1,660

Liquid funds

See Note 12.

Interest paid and dividends

Interest payments amounted to SEK 531 million in 2000, SEK 399 million in 2001 and SEK 330 million in 2002. Dividends received from associated companies amounted to SEK 8 million for 2002.

22.	Derivative instruments

The Group is active internationally, which gives rise to risk exposure due to currency fluctuations. The Group employs forward contracts in order to reduce the risks.

As of December 31, the Group had outstanding currency forward contracts in the following nominal values, net:

	2001	2002
Forward contracts	68	96

The book values and estimated market values of the Group’s derivative instruments as of December 31 are shown below:

	2001		2002
	Book value	Estimated market value	Book value	Estimated market value
Currency forwards	(1)	0	35	35
Currency swaps	(8)	(7)	86	94
Interest-rate swaps	303	319	253	386

Total	294	312	374	515

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

23.	Geographical information

Certain information by geographical area has been summarized in the table below:

	2000	2001	2002
Sales outside the Group:
Sweden	4,058	4,405	4,814
Europe excluding Sweden	2,089	2,426	2,472
North America	3,837	4,935	4,671
Latin America	403	452	461
Other areas	1,146	1,417	1,225

Total sales outside the Group	11,533	13,635	13,643

Assets
Sweden	4,908	4,180	4,755
Europe excluding Sweden	2,247	2,381	2,308
North America	6,458	7,129	5,671
Latin America	585	558	371
Other areas	2,083	2,375	2,342

Total assets	16,281	16,623	15,447

24.	Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles

The accounts of Swedish Match are prepared according to Swedish accounting principles (“Swedish GAAP”). In conjunction with the listing of Swedish Match on NASDAQ in the US, the Group issues certain financial information prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Swedish Match also submits a report each year (Form 20-F) to the United States Securities and Exchange Commission (SEC), which includes further information about Swedish Match’s business activities.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

A summary of the effects on the Group’s net income and shareholders’ equity of the application of US GAAP is presented in the tables below:

For the years ended December 31

	Note	2000 SEK	2001 SEK	2002 SEK	20021) USD
					Unaudited
	In millions
Reconciliation of net income

Net income in accordance with Swedish GAAP		1,144	1,228	1,429	164
Items that increase or reduce net income
Change in accounting principle		9	(51)	—	—
Reporting of goodwill, etc.	a	(129)	(146)	191	22
Restructuring expenses	b	(140)	(47)	(29)	(3)
Sale-leaseback of property	c	1	4	(24)	(3)
Derivative financial instruments	d	23	(29)	126	15
Pensions	e	12	17	(9)	(1)
Other	f	(5)	3	21	2
Tax effects of the above US GAAP adjustments		—	2	(38)	(4)

Net income in accordance with US GAAP, before cumulative effect of accounting change		915	981	1,667	192
Cumulative effect of accounting change	a	—	—	(206)	(24)

Net income in accordance with US GAAP		915	981	1,461	168

Earnings per share under US GAAP before cumulative effect of accounting change
Basic		2.21	2.71	4.79	0.55
Diluted		2.21	2.70	4.75	0.55

Cumulative effect per share of accounting change
Basic		—	—	(0.60)	(0.07)
Diluted		—	—	(0.59)	(0.07)

Earnings per share under US GAAP
Basic		2.21	2.71	4.19	0.48
Diluted		2.21	2.70	4.16	0.48

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made only for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.695. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

		As of December 31
		2000	2001	2002	20021)
	Note	SEK	SEK	SEK	USD Unaudited
	In millions
Reconciliation of shareholders’ equity
Shareholders’ equity according to Swedish accounting principles		4,584	4,105	4,007	461

Items that increase or reduce equity
Change in accounting principle		51	—	—	—
Reporting of goodwill, etc.	a	1,754	1,608	1,587	182
Restructuring expenses	b	32	(20)	(41)	(5)
Sale-leaseback of property	c	(270)	(266)	(290)	(34)
Derivative financial instruments	d	29	—	126	15
Pensions	e	116	123	(81)	(9)
Other	f	12	19	43	5
Tax effects of the above US GAAP adjustments		11	18	40	5

Shareholders’ equity according to US GAAP		6,319	5,587	5,391	620

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made only for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2002 of USD 1.00 = SEK 8.695. The Noon Buying Rate as of June 23, 2003, was USD 1.00 = SEK 7.8920.

a)	Reporting of goodwill, etc.

At December 31, 1995, Swedish Match was owned by the Volvo Group, which acquired the Parent Company in two stages, November 1993 and June 1994, whereby the purchase method was applied in the reporting the transactions.

US GAAP requires that “push down” accounting be applied for the independent annual reports of wholly owned subsidiaries if the share of ownership is 95 per cent or more, which was the case in Volvo’s acquisition in 1994. Consequently, the adjustments made in accordance with the purchase method by Volvo, pertaining to Swedish Match, began being reported for US GAAP purposes by Swedish Match in June 1994. The goodwill thereby calculated has subsequently been further adjusted since US GAAP requires that the acquisition price shall be set on the basis of the payment amount at the time the transaction was completed and not the date the transaction was announced, as required by Swedish GAAP. Total gross value of goodwill which, according to the above, was transferred to Swedish Match in 1994 amounted to SEK 6,158 million. Adjustments for property, machinery and equipment amounted to SEK 119 million.

In 1999, Swedish Match divested its cigarette operations. This has resulted in a reduction in the goodwill value that was transferred from Volvo to the extent it was applicable to cigarette operations. The original gross value attributable to the cigarette operation amounted to SEK 3,605 million. The net book value of this goodwill amount has, consequently, been netted against the capital gains that arose in the sale of the cigarette operations. The remaining acquisition value for goodwill pertaining to the remaining operations within Swedish Match amounts to SEK 2,553 million. The corresponding amount for properties, machinery and equipment is SEK 49 million. Amortization of the above goodwill amounted to SEK 128 million in 2001.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

According to Swedish accounting principles, goodwill is to be amortized in a systematic manner over its useful life. The useful life for goodwill is always limited. In accordance with the US accounting recommendation FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have a indefinite useful lives may no longer be subject to amortization. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. Trademarks and other intangible assets in the company have thereby been deemed to have a definite useful life. As a consequence, the goodwill amortizations made during 2002, in accordance with Swedish accounting principles, SEK 208 million, were reversed for US GAAP purposes. According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with US GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations has been calculated as the present value of the estimated future payments which the operations can be expected to give rise to. This write-down has, in accordance with US GAAP, been reported as a cumulative effect of accounting changes, and thus is charged to income for the year. Reported income in accordance with US GAAP for 2001 and 2000 was not affected by FAS 142. Had the Company applied FAS 142 beginning in January 2000, reported net income and earnings per share in accordance with US GAAP would have been as follows:

	2000	2001
Reported net income in accordance with US GAAP	915	981
Reversal of goodwill amortization	295	324

Adjusted net income in accordance with US GAAP	1,210	1,305

	2000	2001
Earnings per share, basic
Reported net income in accordance with US GAAP	2.21	2.71
Goodwill amortization	0.72	0.90

Adjusted net income in accordance with US GAAP	2.93	3.61

	2000	2001
Earnings per share, diluted
Reported net income in accordance with US GAAP	2.21	2.70
Goodwill amortization	0.72	0.89

Adjusted net income in accordance with US GAAP	2.93	3.59

According to Swedish accounting principles, performance-based contingent purchase price consideration is recorded as additional purchase price. According to US GAAP such contingent consideration in some cases shall be expensed as compensation for services performed. Contingent consideration of SEK 16 million and SEK 17 million was expensed under US GAAP in 2002 and 2001 respectively.

b)	Restructuring expenses

Prior to 2002, Swedish accounting practice was less restrictive, permitting in certain cases an earlier reporting than that allowed in accordance with US GAAP. According to US GAAP, costs for restructuring measures are reported only on the condition that a sufficiently detailed implementation plan has been formulated at the close of the accounting period, and that the measures are made public and the conditions are known for those employees who will be affected prior to the balance sheet date. Provisions have been

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

reversed under US GAAP to the extent that the aforementioned requirements have not been met. Beginning in 2002, Swedish accounting principles are in substantial agreement with US GAAP.

Certain costs for reorganization reserves, related to acquisitions prior to 2002, which pertain to the acquiring company are included in the goodwill amount in the consolidated balance sheet in accordance with Swedish accounting principles. In accordance with US GAAP, these costs have been expensed since they were not associated with the acquired company.

c)	Sale-leaseback of property

In 1998 and 2002, the Group sold property and is now leasing the same property in accordance with leasing agreements, which according to Swedish accounting principles is classified as operating leases. As Swedish Match has an option to repurchase this property, the sales are, in accordance with US GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. The capital gain that arose in 2002 amounted to SEK 27 million, and the capital gain in 1998, under Swedish GAAP, was SEK 266 million. Under US GAAP, the property remains in the books of the company and depreciation continues to be recorded.

This adjustment comprises the following components as of December 31:

	2001	2002
Buildings	540	611
Less accumulated depreciation	(99)	(129)
Buildings, net	441	482

Prepaid expenses	(11)	(13)
Finance obligation	696	758
Equity adjustment	(266)	(290)

d)	Derivative financial instruments

Under Swedish GAAP, the company has applied hedge accounting. From January 1, 2001, FAS 133 “Accounting for derivative instruments and hedging instruments” applies. Since the company does not fulfill the requirements of FAS 133 for hedge accounting, changes in the fair value of the derivative instruments are reported in the income statement under US GAAP. In accordance with the transitional rules, there was a positive effect related to the change in accounting principles under US GAAP of SEK 19 million after tax.

e)	Pensions

Under Swedish GAAP, pensions are accounted for by each of the Swedish Match entities, where suitable, based on the principles deemed appropriate for local statutory purposes, pursuant to such principles resulting in earned pension rights being reported as an expense.

Under US GAAP, pensions are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. The Group has estimated the effect on net income and shareholders’ equity assuming the application SFAS No. 87 provisions are being applied.

Alecta, the Swedish insurance company, announced its decision in April 2000 to repay pension fund contributions to its policyholders, including Swedish Match. The refunds comprise two components, a cash refund to be paid immediately and a receivable against which Swedish Match will be able to offset future

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

premium payments. In accordance with Swedish GAAP, the cash payments and discounted present values of future premium reductions were booked as income during 2000. In accordance with US GAAP, only cash payments are recorded as income, while future premium reductions will be recorded as income when they are utilized.

f)	Other

Borrowing costs which are directly attributable to purchases, construction or production of an asset which requires considerable time to complete for its intended use, shall, in accordance with US GAAP, be included as part of the assets’ acquisition value. In accordance with Swedish accounting principles, these borrowing costs are expensed on an ongoing basis. During 2002, SEK 16 million was included in the acquisition value of buildings and land.

The Board of Directors decided in 1999 to introduce an options program for Senior Management. In accordance with Swedish GAAP, the Company makes provisions for social fees and withholding tax on the options in the year to which the grant relates. In accordance with US GAAP employer payroll taxes on employee stock compensation are recognized on the date of the event triggering the measurement and payment of the tax to the taxing authority, which normally occurs when the options are issued.

Under Swedish GAAP, short-term investments are reported at the lower of cost or market value. In accordance with US GAAP, Swedish Match’s short-term investments are classified as “available for sale”. According to US GAAP, such assets must be carried at fair value in the balance sheet. Unrealized gains and losses, net of deferred taxes, are recognized in other comprehensive income until realized.

g)	Deconsolidation of General Cigar

Swedish Match acquired 64 percent of the American company General Cigar in May 2000. The Cullman family holds the remaining 36 percent. In accordance with the shareholder agreement between Swedish Match and the Cullman family, the minority shareholders are afforded substantive participating rights, which entitles the minority shareholders to actively participate in significant issues pertaining to the daily operations of General Cigar. Accordingly, under US GAAP, General Cigar is not consolidated by Swedish Match; the investment in General Cigar is accounted for under the equity method. This does not result in any net effect on the reconciliation of net income or shareholders’ equity between Swedish GAAP and US GAAP. However, the balance sheet is affected by this difference. The following table presents a condensed consolidated balance sheet in accordance with Swedish GAAP and US GAAP, whereby all US GAAP adjustments described in this section are taken into account.

	Reported in accordance with Swedish GAAP		Restated values in accordance with US GAAP
	2001	2002	2001	2002
Fixed assets	8,430	7,689	10,585	9,989
Current assets	8,193	7,758	6,071	6,132

Total assets	16,623	15,447	16,656	16,121

Shareholders’ equity	4,105	4,007	5,587	5,391
Minority interests	767	686	37	41
Provisions	2,311	2,201	1,475	1,733
Long-term liabilities	5,150	4,603	5,692	5,153
Current liabilities	4,290	3,950	3,865	3,803

Total liabilities and shareholders’ equity	16,623	15,447	16,656	16,121

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Supplementary US GAAP information

Consolidated Statement of Comprehensive Income

Components of comprehensive income consist of the following:

	2000	2001	2002
Net income under Swedish GAAP	1,144	1,228	1,429
Other comprehensive income
Currency translation differences	(18)	(48)	(467)

Comprehensive income under Swedish GAAP	1,126	1,180	962

Statement	of Cash Flows

According to SFAS No. 95 “Statement of Cash Flows”, “cash and cash equivalents” comprise only funds with a maturity of three months or less. A portion of Swedish Match’s liquid funds (see Note 12) do not meet this requirement. As a consequence, changes in this portion of liquid funds should be reported as investment activities according to SFAS No. 95.

SFAS No. 95 requires changes in short-term loans to be reported gross showing proceeds and principal payments, whereas Swedish Match presents a net amount.

Change in short-term loans comprises the following:

	2000	2001	2002
Short-term loans, borrowings	0	224	152
Short-term loans, repayments	0	(166)	(457)
Net change in short-term loans maturing within 3 months or less	(48)	0	(34)

	(48)	58	(339)

Recently issued accounting pronouncements

FAS 143

FASB Statement No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the retirement obligation of an asset and states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. FAS 143 will be effective for fiscal years beginning after June 15, 2002. Swedish Match does not expect the application of FAS 143 to have a material effect on its US GAAP earnings and financial position.

FAS 145

FASB Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (FAS 145) was issued on April 2002. FAS 145 rescinds FAS 4

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

“Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that statement, FAS 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. FAS 145 also rescinds FAS 44 “Accounting for Intangible Assets of Motor Carriers”. FAS 145 amends FAS 13 “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of FAS 145 related to the rescission of FAS 4 shall be applied in fiscal years beginning after May 15, 2002 Two provisions related to FAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 shall be effective for financial statements issued on or after May 15, 2002 The application of FAS 145 has not a significant impact on our earnings and financial position.

FAS 146

In July 2002, FASB Statement No. 146 “ Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146) was issued. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between FAS 146 and EITF 94-3 relates to FAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 states that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Swedish Match does not expect the application of FAS 146 to have a material effect on its US GAAP earnings and financial position.

FAS 148

In December 2002, FASB Statement No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (FAS 148) was issued. FAS 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to FAS 123’s fair value method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure provisions of FAS 123 and APB Opinion No. 28 “Interim Financial Reporting”, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. FAS 148’s amendment of the transition and annual disclosure requirements of FAS 123 are effective for fiscal years ending after December 15, 2002, while the amendment of the disclosure requirements for Opinion 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. The company has no current plan to change to the fair value method of accounting for stock-based compensation under FAS 123 and does not expect FAS 148 to impact its financial statements.

FIN 45

In November 2002, FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) was issued. Guarantees meeting

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

the characteristics described in FIN 45, which are not included in a long list of exceptions, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5 “Accounting for Contingencies”. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. FIN 45’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Swedish Match does not expect the application of FIN 45 to have a material effect on its US GAAP earnings and financial position.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46 or “the Interpretation”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company is in the process of assessing its potential VIEs and the impact of adopting FIN 46 in its financial statements. Swedish Match holds 64 percent of the American company General Cigar. The Cullman family holds the remaining 36 percent. General Cigar is consolidated by Swedish Match for purposes of Swedish GAAP. In accordance with the shareholder agreement between Swedish Match and the Cullman family, the Cullman family are afforded substantive participating rights, which entitles them to actively participate in significant issues pertaining to daily operations of General Cigar. Accordingly, under U.S.GAAP, General Cigar is accounted for under the equity method. Swedish Match is evaluating whether General Cigar should be consolidated according to FIN 46. A consolidation of General Cigar would not have had any effect on net income or shareholders’ equity. However, total assets as of December 31, 2002 would have increased by SEK 1,619 million, total liabilities would have increased by SEK 974 million and minority interest would have increased by SEK 645 million. In 1998, Swedish Match sold property and is now leasing the same property in accordance with a leasing agreement, which according to Swedish accounting principles is classified as an operating lease. As Swedish Match has an option to repurchase this property, the sales are, in accordance with US GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. Under US GAAP, the property remains in the books of the company and depreciation continues to be recorded. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and leasing it back to Swedish Match. Swedish Match has paid SEK 10 million of capital into this entity and has no further obligation but for the quarterly leasing costs. The leasing company has put SEK 5 million of capital into the entity, arranged with external financing and has unlimited liability for the liabilities of the entity. Swedish Match is currently evaluating the classification of this entity under FIN 46. Swedish Match does not expect a consolidation of the leasing entity to have a material effect on its U.S. GAAP earnings and financial position.

Swedish GAAP

Swedish Match adopted RR 22, RR 24, RR 25, RR 26, RR 27 and RR 28 as of January 1, 2003. The company will adopt RR 29 as of January 1, 2004.

RR 22—Presentation of financial statements.    The objective of this standard is to prescribe the basis for presentation of general purpose financial statements, in order to ensure comparability both with enterprise’s own financial statements of previous periods and with the financial statements of other enterprises. To achieve this objective, this standard sets out overall considerations for the presentation of financial content of financial statements.

RR 24—Investment property.     RR24 prescribes the accounting treatment for investment property and related disclosure requirements. Investment property should be measured at depreciated cost (less any accumulated impairment losses). The effect of implementing RR24 is not expected to have a material effect on the result of operations and financial position of the company.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

RR 25—Segment reporting.    The objective of this standard is to establish principles for reporting financial information by segment to help users of financial statements to better understand different types of products and services a company produces and in which geographical areas it operates. The effect of implementing RR25 is not expected to have a material effect on the presentation of segment information.

RR 26—Events after the balance sheet date.    This statement prescribes when a company should adjust its financial statements for events after the balance sheet date and the disclosures that a company should give about the date when the statements were authorized for issue and about events after the balance sheet date. The effect of implementing RR26 is not expected to have a material effect on the business, results of operations, and financial position of the company.

RR 27—Financial instruments.    Disclosures and presentation.    The objective of this standard is to enhance financial statement user’s understanding of the significance of on-balance-sheet and off-balance-sheet financial instruments to a company’s business, results of operations, and financial position. The standard prescribes certain requirements for presentation of on-balance-sheet (recognized) and off-balance-sheet (unrecognized) financial instruments. The effect of implementing RR27 is not expected to have material impact on the business, results of operations, and financial position of the company.

RR 28—Accounting for Government Grants.    This standard applies for financial reporting and disclosures of government grants and other forms of government assistance. The effect of implementing RR28 is not expected to have material impact on the business, results of operations, and financial position of the company.

RR 29—Employee benefits.     The objective of this standard is to prescribe the accounting and disclosure for employee benefits. The standard requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and an expense when the enterprise consumers the economic benefit arising from service provided by an employee in exchange for employee benefits. The company is in the process of assessing the impact of adopting RR 29 on its consolidated financial statements. It is expected that pension obligations will exceed the fair value of plan assets. The deficit will be charged to opening equity on January 1, 2004 in accordance with RR 29.

25.	Personnel

The average number of employees in 2001 was 42 for the Parent Company and 14,343 for the Group. For 2002 was the numbers 40 respectively 14,795.

Wages, salaries, other remuneration and social welfare expenses are summarized below:

	2001		2002
	Salaries and other compensation	Social welfare costs (of which pension costs)	Salaries and other compensation	Social welfare costs (of which pensions costs)
Parent Company	38	16(4)	42	23(8)
Subsidiaries	1,744	600(85)	1,774	592(124)

The Group	1,782	616(89)	1,816	615(132)

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Wages, salaries and other remuneration by country and between members of the Board, etc., and other employees are summarized below:

	2001		2002
	Board and CEO (of which bonuses etc. and similar)	Other employees	Board and CEO (of which bonuses etc. and similar)	Other employees
The Parent Company
Sweden	11(2)	27	14(3)	28
Subsidiaries
Australia	1	13	2(0)	16
Belgium	1	112	2	103
Brazil	4(0)	42	4(1)	38
Bulgaria	(0)(1)	2	(0)	2
Dominican Republic	—	133	—	146
Philippines	1(0)	11	1(0)	11
France	—	20	—	24
Germany	2(0)	17	1	22
Honduras	—	21	—	37
Hong Kong	1	2	1	2
Hungary	(0)	15	(0)	15
India	2	74	1(0)	65
Indonesia	—	1	—	1
Ireland	1(0)	14	1(0)	13
China	(0)	10	(0)	13
Netherlands	11(2)	130	4(1)	151
Portugal	—	4	—	4
South Africa	1(0)	52	1	42
Switzerland	(0)	11	(0)	10
Spain	—	44	4	44
United Kingdom	6(1)	52	4(1)	52
Sweden	4(0)	288	4(0)	303
Turkey	2(0)	19	2	21
United States	14(5)	599	13(2)	582
Other countries	1(0)	6	2(0)	10

Total in subsidiaries	52(9)	1,692	47(5)	1,727

Group total	63(11)	1,719	61(8)	1,755

During year 2002, SEK 13.7 (7.5) million was paid into the profit sharing fund for Group employees in Sweden.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

Employees of the Group distributed by country are summarized below:

	Average number of employees
	2001	2002	of which men, %
Parent Company
Sweden	42	40	45
Subsidiaries
Australia	50	54	59
Belgium	511	475	30
Brazil	776	802	72
Bulgaria	121	120	43
Dominican Republic	2,869	2,886	39
Philippines	196	175	55
France	67	73	55
Germany	55	58	45
Honduras	852	1,018	45
Hong Kong	13	11	64
Hungary	231	209	39
India	3,778	3,632	99
Indonesia	730	1,166	10
Ireland	48	46	74
China	226	285	67
Netherlands	440	445	82
Portugal	24	24	71
South Africa	551	553	93
Spain	161	173	83
Sweden	924	929	53
Switzerland	15	8	50
Turkey	232	236	83
United Kingdom	90	87	62
United States	1,323	1,250	59
Other countries	18	40	60

Group total	14,343	14,795	62

Compensation to senior executives

Compensation to Board

To the Chairman of the Board of Directors and Board members are paid fees in accordance with Annual General Meeting decision. No particular fee is paid for committee work.

The Chairman of the Board received a Board fee of SEK 550,000 during 2002. Other Annual General Meeting-elected members received SEK 225,000 each.

Principles

Compensation to the President and other senior executives is comprised of base salary, variable compensation (bonus), share-related instruments (options) and other benefits. By senior executives is meant the nine persons who, together with the President, comprise the Group management staff.

The Swedish Match Group

Notes to Consolidated Financial Statements—(Continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

The break-down between base salary, bonus and options is weighted with respect to the executive’s responsibility and authority. For the President and Executive Vice President the bonus is maximized to 35 per cent of base salary, and for other senior executives, 30 to 35 per cent of base salary.

Compensations and other benefits during the year (SEK 000s):

	Base salary	Bonus	Options	Other compensation	Other benefits	Pension cost	Total
President	4,600	1,400	1,300	183	188	398	8,069
Other senior executives	20,730	6,842	5,850	0	1,564	5,844	40,830

Total	25,330	8,242	7,150	183	1,752	6,242	48,899

Comments to the table

•	Bonus pertains, during the year, to bonus paid based on 2001 income. The expensed bonus for fiscal 2002, which is paid during 2003, amounts to SEK 1,610,000 for the President and a combined SEK 6,454,000 for the rest of the management staff.

•	Other benefits pertain to automobile benefits, housing benefit and other taxable benefits.

•	The Group has both defined benefit and defined contribution pension plans. Pension cost pertains to the cost which affects income for the year. A certain part of the President’s and Group management’s Swedish members’ pensions are secured in a pension foundation. The foundation’s debt increase in 2002 for these commitments on behalf of the President was SEK 4,085,000, and for the others, SEK 5,436,000. No contribution was made to the foundation. For additional pension information, see below.

•	Options. Reported here are gross amounts, excluding social costs, which are disposable for allocation of options. Unless the employee personally pays income tax on the received options, the amount is decreased in the amount of the calculated income tax, and the allocation is based on the net amount.

•	Other compensation to the President pertains to bonuses derived from associated companies.

Bonus

For the President and staff managers, the bonus is based on the income per share trend, and for the division managers, on the operating income trend within the division and income per share.

Options

Number of shares corresponding received or acquired options.

	Programs from previous years		Program of 2001
	Options received	Own acquisitions	Options received	Own acquisitions
President	216,432	140,256	55,347	24,752
Other senior executives	1,461,501	63,658	429,360	—

Total	1,677,933	203,914	484,707	24,752

Comments to the table

•	Programs from previous years refer to the 1998, 1999 and 2000 option programs.

The Swedish Match Group

Notes To Consolidated Financial Statements—(continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

•	Own acquisitions refer to such options as may have been acquired by the employee in connection with the allocation of options in any of the respective years. The acquisitions took place at market value.

•	The allocation in this year’s program is based on income for 2001. The duration of the options is 2002-2007.

Pensions

The President is entitled to a pension from age 60. From age 60 to 65, a pension is paid at 70 per cent of pensionable salary. From age 65, a pension is paid at 45 per cent of pensionable salary. Other members of Group management are entitled to pensions at the normal pension ages of 60-65.

Between 60 and 65 years of age, pensions are paid at 50-70 per cent of pensionable salary. From age 65, pensions are paid at 32.5-70 per cent of pensionable salary. Pensionable salary (which can vary depending on country of service) is defined as cash salary plus the average of bonus payments received during the three years immediately prior to retirement, which may in no case amount to more than 35 per cent of the cash salary.

All pension benefits are irrevocable.

Severance pay, etc.

For the President, a six-month mutual notice of intent to terminate employment applies, and 12 months if initiated by the Company. Severance pay is a maximum of two years salary if initiated by the Company. A maximum severance payment of two years’ salary is payable if the Company terminates the employment contract. However, severance pay will be reduced by a maximum of 50 per cent of any other income but not to less than half of the contracted severance pay.

A six-month mutual notice of intent to terminate employment applies for all members of the Group management. If the Company terminates employment, severance pay is payable in an amount equivalent to 18 months of cash salary.

Bonus and option program

In addition to their basic remuneration, senior executives within the Group have both a short-term incentive program (via bonuses) and a long-term incentive program (via options). Both incentive programs are performance-based, and the cost of the programs has a fixed upper limit. The amount of the bonus is based on the increase in earnings per share. In addition, for divisions presidents, part of the bonus amount is based on operating income in their respective areas of responsibility. The allocation of options is based partly on the increase in earnings per share and partly on the return on the share compared with the return on the shares of a selection of other companies in the industry. This reflects the view of the Board of Directors that the Group’s incentive program for senior executives should be based on measurable increases in shareholder value.

The bonus program can give a maximum of 35 percent of the basic salary. For the maximum allocation to be paid, the criterion for those whose entire bonus is based on this is that earnings per share must increase by at least 20 percent. For division presidents to receive the maximum bonus, there is an additional requirement that operating income improves in their respective area of responsibility, compared with the preceding year. For 2002, the program gave maximum yield in relation to earnings per share.

The Swedish Match Group

Notes To Consolidated Financial Statements—(continued)

(Amounts in millions of Swedish kronor (SEK) unless otherwise specified)

The long-term program comprises an options program, whereby the options allocated have a lifetime of three to five years. During 2002, 56 executives were participating in the options program. Under the terms of the program, the requirements for the allocation of options in a given year are that the total return on Swedish Match shares is positive, and better than the return on the shares of a selection of other companies in the industry (with a maximum allocation at a return that is 20 percent higher than the average of the returns on the other companies’ shares), and that the Company’s earnings per share are increasing and are higher than the average for the three most recent years (with a maximum allocation at per-share earnings figure that is 20 percent higher than the average over the preceding three years). Both of these requirements (a positive total return that is higher than competitors’ returns and increased earnings per share) are equal in value. If the conditions relating to earnings have been met, the eligible executives are granted options. The options are assigned a market value in accordance with the Black-Scholes model and are issued without cost to the recipient. The options are irrevocable at the time of allocation. The value of the options allocated amounts to not more than 30 percent of the basic remuneration amount for the executives participating in the program. The exercise price for the options amounts to 120 percent of the average price for the Company’s shares during a period close to the date of allocation following publication of the accounts for the year.

As part of the options program, 1,518,770 call options were issued during the first half of the year. They may be exercised during the period from March 15, 2005 to March 15, 2007. Each option entitles the holder to purchase one share at an exercise price per share of SEK 77.50. Using the Black-Scholes model, the true value of these options was calculated to be SEK 10.10 per option, or a combined total of SEK 15.3 million. Since the options were issued by Swedish Match AB, the amount in question was not expensed. The preliminary income tax and social security expenses that are paid at the time of allocation if applicable are expensed within the Group. This sum amounted to SEK 7 million for 2002.

At December 31, 2002, including 4,659,417 options issued earlier, the total number of call options issued, on the Company’s own holding, corresponded to 6,178,187 shares, as shown below:

Number of shares	Exercise price	Exercise period
2,847,108	34.70	March 13, 2003 – March 14, 2005
1,812,309	44.50	March 13, 2004 – March 14, 2006
1,518,770	77.50	March 15, 2005 – March 15, 2007