Form 20-F
period 2003-12-31
SWEDISH MATCH CORP
filed 2004-06-03
CIK 1011218

As filed with the Securities and Exchange Commission on June 3, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Shares, nominal value SEK 2.40 per share	351,596,181

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

INTRODUCTION AND USE OF CERTAIN TERMS

Swedish Match AB (publ) is a public limited liability company incorporated under the laws of the Kingdom of Sweden (“Sweden”). References in this Annual Report on Form 20-F (this “Annual Report”) to “Swedish Match AB” are to Swedish Match AB and its predecessors, and references to “Swedish Match”, the “Group”, the “Registrant” or the “Company” are to Swedish Match AB and its subsidiaries, unless the context requires otherwise. Swedish Match publishes its consolidated financial statements in Swedish kronor. In this Annual Report, references to “SEK” or “Swedish kronor” are to the currency of Sweden, references to EUR or euro are to the currency of the European Monetary Union, references to “INR” or Indian rupees are to the currency of India and references to “U.S. dollars” or “USD” are to the currency of the United States. On December 31, 2003, the exchange rate between Swedish kronor and U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was USD 1.00 = SEK 7.1950. The Noon Buying Rate on May 28, 2004, was USD 1.00 = SEK 7.4579.

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a narrative discussion of the principal differences between Swedish GAAP as currently in effect and U.S. GAAP, see Note 26 of the Notes to the Consolidated Financial Statements.

Except where otherwise indicated, all references to tobacco, matches and lighters market sizes and market shares are based on Swedish Match management estimates.

The Company is incorporated in Sweden. Its principal executive offices are located at Rosenlundsgatan 36, S-118 85 Stockholm, Sweden, telephone +46-8-658-0200.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document that are not historical facts are forward-looking statements, including, without limitation those regarding:

•	the timing of product deliveries;

•	the Company’s ability to develop new products and technologies;

•	expectations regarding market growth and developments;

•	expectations for growth and profitability; and

•	statements preceded by “believes”, “expects”, “anticipates”, “foresees”, “hold the view” or similar expressions.

Because these statements involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include, but are not limited to:

•	general economic conditions, such as the rate of economic growth in the Company’s principal geographic markets or fluctuation in exchange rates;

•	industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the acceptability of new product introductions;

•	the availability and pricing of raw materials, and of tobacco in particular;

•	currency fluctuations;

•	the commencement or unfavorable outcome of litigation against the Company;

•	political and economic instability, especially in emerging and developing markets; and

•	changes in the regulatory environment for tobacco products, including changes in taxes imposed on tobacco products;

as well as the risk factors specified in this document under “Item 3.D. Risk Factors”.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	Selected Financial Data

The financial data set forth below for each of the years in the five-year period ended December 31, 2003 have been derived from the Consolidated Financial Statements of Swedish Match that have been audited by Öhrlings PricewaterhouseCoopers. Consolidated balance sheets at December 31, 2003 and 2002 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2003 and notes thereto appear elsewhere in this annual report. The Consolidated Financial Statements from which the financial data below were derived were prepared in accordance with Swedish GAAP, which differ in certain respects from U.S. GAAP. See Note 26 of the Notes to Consolidated Financial Statements.

	1999	2000	2001	2002	2003	2003
	SEK	SEK	SEK	SEK	SEK	USD(1)
	Millions unless otherwise stated Amounts in accordance with Swedish GAAP
Income statement data
Net sales	9,420	11,533	13,635	13,643	13,036	1,812
Operating income	5,396	1,886	2,113	2,371	2,224	309
Net income	4,656	1,144	1,228	1,429	1,558	217

Balance sheet data
Total assets	16,670	16,281	16,623	15,447	15,102	2,099
Share capital	949	969	892	868	844	117
Shareholders’ equity	5,898	4,584	4,105	4,007	4,010	557
Bond loans, long- and short-term liabilities to credit institutions	6,029	5,699	6,016	5,508	5,381	748

Per share data
Basic net income per share, SEK(2)	10.56	2.76	3.40	4.10	4.68	0.65
Diluted net income per share, SEK(2)	10.56	2.76	3.38	4.07	4.66	0.65
Basic weighted average shares, in thousands	431,340	410,177	361,506	348,295	332,679
Diluted weighted average shares, in thousands	431,340	410,177	363,016	350,894	334,162
Cash dividend declared per share, SEK(2)	1.22	1.35	1.45	1.60	1.70	0.24

Amounts in accordance with U.S. GAAP(3)

	1999	2000	2001	2002	2003	2003
	SEK	SEK	SEK	SEK	SEK	USD(1)
	Millions unless otherwise stated Amounts in accordance with U.S. GAAP(3)
Net income	1,701	915	981	1,461	1,680	234
Shareholders’ equity	7,838	6,319	5,587	5,391	5,521	767
Basic net income per share, SEK(2)	3.86	2.21	2.71	4.19	5.05	0.70
Diluted net income per share, SEK(2)	3.86	2.21	2.70	4.16	5.03	0.70

Notes to Selected Consolidated Financial Data

(1)	Translated, solely for the convenience of the reader, at the Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950.

(2)	Since the redemption price per share exceeded the stock market price at the time of redemption in 2000, net income per share for the previous period have been adjusted for comparative purposes. The correction factor is 0.97831 for 1999.

(3)	See Note 26 of the Notes to Consolidated Financial Statements for a reconciliation of net income and shareholders’ equity reported under Swedish GAAP to the corresponding amounts under U.S. GAAP and for a discussion of certain differences between U.S. GAAP and Swedish GAAP.

Dividends

The Company considers it desirable that funds not vital for the expansion and consolidation of the Group be transferred to the shareholders in the form of dividends and other forms, such as a share buybacks. Swedish Match policy is that the amount of a dividend should largely follow the trend of the Company’s net profit. When establishing a dividend, the size of planned repurchases of shares is also taken into account. It is estimated that the dividend amount will be between 30 percent and 50 percent of net profit. A buyback of shares is, in principle, a reverse new share issue and makes it possible to work continuously to optimize the capital structure in the balance sheet. In view of Swedish Match’s stable and positive cash flow, the Board of Directors’ position with regard to buyback of shares is positive. The size and scope of share buybacks depends on the same factors as the size and the scope of the dividend, namely on Swedish Match’s financial position, net profit, anticipated future cash flow, as well as investments and expansion plans and also availability of non-restricted equity. Other factors that affect a repurchase are the price of the shares and the Company’s interest and tax expenses.

Dividends are expected to be paid following the end of the relevant financial year, if proposed by the Board and approved by the Company’s shareholders at the relevant Annual General Meeting. Subject to the foregoing, and consistent with Swedish practice, the Board would expect to propose only one dividend per year. The Annual General Meeting in April 2004 resolved that shareholders shall receive a dividend of SEK 1.70 per share, for a total amount of approximately SEK 558 million (compared with net income for the year of SEK 1,558 million), and the balance shall be retained in the business.

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

	SEK per Share	U.S. dollars per ADS
1999	1.25	1.5
2000	1.35	1.3
2001	1.45	1.4
2002	1.60	1.4
2003	1.70	1.9

Certain holders of shares or ADSs may be subject to U.S. federal income tax consequences on dividends paid in respect of shares or ADSs. See “Item 10.E. Taxation”.

Exchange Rate Data

The following table sets forth, for the years and dates indicated, certain information concerning the rate of exchange of the Swedish kronor to the U.S. dollar based on the Noon Buying Rate. The Noon Buying Rate in effect on May 28, 2004 was SEK 7.4579 = USD 1.00.

Year ended December 31,	Period End	Average(1)	High	Low
1999	8.5050	8.2469	8.6140	7.7060
2000	9.4440	9.2251	10.3600	8.3530
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6570	10.7290	8.6950
2003	7.1950	8.0351	8.7920	7.1950
November 2003	—	—	7.9150	7.5200
December 2003	—	—	7.5420	7.1950
January 2004	—	—	7.4120	7.0850
February 2004	—	—	7.4330	7.1295
March 2004	—	—	7.6620	7.3660
April 2004	—	—	7.7510	7.4650
May 2004 (through May 28)	—	—	7.7725	7.4170

(1)	Represents the average of the exchange rates on the last day of each full month during the year.

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

The Company is subject to legislation relating to tobacco, labeling, marketing and advertising and trade barriers

Increasing health concerns related to tobacco smoking followed by increasingly severe restrictions on marketing and advertising of tobacco products and on smoking in public places is evident in most countries where the Group sells its products. Furthermore, there is a trend towards increasingly severe regulations related to permissible ingredients in tobacco products and reporting on ingredients. Increasingly severe restrictions could have a negative impact on consumption of the Company’s products and on the Company’s results of operations.

Changes in excise taxes may reduce the Company’s sales

Tobacco products are subject to substantial taxes in most countries where Swedish Match has significant sales. In many of those countries, the taxes on tobacco are generally increasing but the rate of increase varies between different types of tobacco products. Increased excise taxes or changes in relative tax rates for different tobacco products may result in decline in overall sales volume for the Company’s products that in turn could adversely affect Swedish Match’s results of operations.

Competition

Swedish Match faces intense competition in each of its geographical markets and for each of its products. In order to be successful it must promote brand equity successfully and anticipate and respond to new customer trends. Restrictions on advertising and promotion may, however, make it more difficult to counteract loss of consumer loyalty to any particular brand or product. There can be no assurance that branding or new product launches by the Company’s competitors will not be successful in persuading consumers of the Company’s products to switch to competitors’ products, which could have a material adverse effect on the Company’s results of operations.

Volume decline and price pressure

The Company is faced with lower volumes and downward pricing pressure in many of its businesses. The lighters and matches businesses in particular are characterized by volume declines, excess production capacity and fierce price competition in many markets. The Company may have to adjust its production capacity to meet declining sales volumes. In the past the Company has been able to effect price increases in some of its businesses that partly or fully have compensated for volume declines. There can be no assurance that the Company will be able to partly offset volume declines in the future through price increases if at all. The Company is distributing tobacco products in Sweden for a number of other companies, primarily manufacturers of cigarettes. Three companies account for over 97 percent of tobacco products distributed for third parties. The Company may face downward price pressure for its distribution services or loss of volumes to competing distributors in the future.

Import restrictions

The Company is selling products in countries where potential competition is barred from entering through import restrictions or import bans. Changes in import- or export regulations can affect the Company’s sales volumes and prices for its products negatively.

Retailer consolidation

In many markets the grocery trade continues to consolidate and as retailers grow larger and become more sophisticated, they demand lower pricing and increased promotional programs. Furthermore, these customers are reducing their inventories and increasing their emphasis on private label products in many product categories. These trends can have an adverse effect on the Company’s results of operations.

The Company faces litigation in the course of its business

The Company is involved in a number of legal and regulatory proceedings including pending lawsuits related to intellectual property rights and alleged injuries caused by tobacco products. The Company believes, after having consulted with counsels representing the Company with respect to these matters, that it has a number of meritorious defenses to all such pending litigation. However, there can be no assurance that those defenses will be successful in trial and substantial costs may be incurred in defending lawsuits. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes these lawsuits individually or in the aggregate, could have an adverse effect on the Company’s results of operations.

In 2002 The Securities and Exchange Board of India ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd, in addition to the 74 percent already held by Swedish Match. In accordance with the order, the price per share shall not be less than 35 INR plus 15 percent annual interest from January 27, 2001. The total amount is approximately SEK 58 million plus interest at an exchange rate of SEK 0.1591= INR 1.00. The ruling was appealed to the Securities Appellate Tribunal, which upheld the order. Swedish Match has appealed this decision to the Supreme Court in India which has decided to hear the case. A final decision is expected in 2004 but it can not be ruled out that the decision will be issued later. The Supreme Court of India could, if it finds against Swedish Match, order Swedish Match to sell shares in Wimco or uphold SEBI’s order to Swedish Match. There is the risk that shares bought in Wimco pursuant to such order would be bought at a cost substantially higher than the previously written down cost of Swedish Match’s shares in Wimco.

Swedish Match is not a party to the Master Settlement Agreement or the Smokeless Tobacco Master Settlement Agreement between various United States states and certain tobacco companies. To date, neither these settlements nor the legislation enacted as a result of them has had any material effect upon the business activities of Swedish Match in the United States. The business is being conducted as it has been in the past but there can be no assurance that Swedish Match will not in the future enter into similar agreements that could have material adverse impact on the Company’s business.

Country risks

Swedish Match has substantial operations in emerging or developing markets such as Brazil, the Dominican Republic, India, Indonesia, the Philippines and South Africa. Swedish Match’s results of operations and financial condition are influenced by the economic, regulatory and political situations in the countries in which it have operations, which are generally unpredictable and outside the control of the Group. There can be no assurance that political, legal, economic or other developments such as social unrest or terrorism will not have an adverse impact on the Company’s investments and businesses or on the Company’s consolidated results of operations.

Lack of Insurance

Each of Swedish Match’s insurance programs have limitations in coverage and there can be no assurance that any insurable damage caused is covered by insurance. Swedish Match has substantial operations in geographic areas where full insurance coverage against property damage resulting from storm and certain other natural disasters may not be obtainable. Swedish Match may not be able to obtain certain types of insurance in the future.

Loss of production capacity

For product categories where the Company does not have over capacity or where substation between different production plants is not possible, it may lose market shares and profit in the event of loss of production capacity needed to supply its products.

Environmental risks

The Company endeavors to meet all local environmental controls and regulations but there can be no guarantee that all such controls and regulations are met or have been met in the past. In the event of changes to local regulations or of the legal environment or in case of accidental environmental pollution, the Company may have to incur additional costs for compliance.

Legislation on U.S. tobacco buy out quotas

During 2003, the US Congress proposed legislation that would provide for a “buy out” of farmers and tobacco farm owners who participate in federally supported tobacco growing programs. The buy out was to be funded by annual assessments imposed upon manufacturers of tobacco products. Depending upon the assessment formula, Swedish Match would have been imposed annual assessments which could have significant negative impact on the Company’s results of operations. This legislation did not pass, although it is expected that the US Congress will again consider this issue in 2004.

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

The Company aims to maintain raw materials inventory related to anticipated demand for finished goods. With respect to the Company’s cigar business, unanticipated fluctuations in demand and changes between different years in the quality of tobacco grown require relatively high levels of raw tobacco leaf inventory. In some cases inventory for specific grades or types may be several years’ supply. In the event of a drop in final demand for finished goods, this inventory may be substantially higher than appropriate levels and lower income due to higher capital costs may result. In some circumstances, some of this inventory may need to be sold at prices below purchase prices or may have to be destroyed.

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

Swedish Match has a substantial part of its production and sales in EU member countries, South Africa, Brazil, India and the United States. Consequently, changes in exchange rates of EUR, South African Rand, Brazilian real, Indian rupees and the U.S. dollar in particular may adversely affect the Company’s results of operations, cash flow, financial condition or relative price competitiveness in the future. Such effects may occur both in local currencies and when such local currencies are translated into Swedish currency for purposes of reporting. The financing risk comprises risk arising from large borrowing requirements under austere credit market conditions where the Company may be refused to take up new loans or prolong its loans.

Liquidity and credit risks expose the Company to shortages of cash when such cash is needed in the Company’s operations. The Company aims to limit these risks by the Company’s policy of investing in instruments with high liquidity and credit worthiness. In addition to bank deposits, investments are mainly concentrated in government treasury bills and bonds with counter parties who have high credit ratings. However, the Company cannot assure that it will successfully invest in such instruments in the future, or that the failure to invest successfully will not have a material adverse effect on the Company’s liquidity and credit position.

Furthermore, Swedish Match may show variability in cash flows, due to among others, a changing product portfolio and differing needs for leaf-tobacco, work-in process inventories and finished goods as well as changes in rules on tobacco tax collection.

The Company could face impairment of goodwill and other fixed assets

The value of goodwill and other intangible assets as well as other fixed assets is evaluated regularly to determine whether events or circumstances indicate that the value of the fixed assets are impaired. These evaluations necessarily include significant judgments made by management. Future events could cause the Company to conclude that impairment indicators exist and that a fixed asset is impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations.

Loss of key personnel

The Company relies on a number of highly experienced and/or long standing employees with a detailed knowledge of tobacco and other business related issues. Unanticipated losses of key employees could result in a substantial loss of expertise, which would negatively affect activities and operating performance.

Pension liabilities

Calculating pension obligations require management to make assumptions on discount rate, expected return on plan assets and rate of compensation increase. Actual results could differ from the assumptions made. The Company may be required to contribute additional amounts to its pension schemes which would have a negative effect on the Company’s results of operations.

Counterfeit products

Counterfeit products of Swedish Match branded products may be difficult to curb. Sales by others of counterfeit products could have a negative effect on the Company’s sales, volumes and brand goodwill.

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

A number of measures were implemented during 2001, 2002 and 2003 as part of the Company’s effort to optimize its balance sheet. During 2001 25.1 million shares were repurchased under the Company’s buyback program at an average price of SEK 46.49. During 2002 8 million shares were repurchased at an average price of SEK 69.04 and during 2003 15.3 million shares were repurchased at an average price of SEK 62.83. During the same period the Annual General Meetings have approved reductions of the share capital by cancellation of repurchased shares. In 2001 the share capital was reduced by an amount of SEK 36 million by cancelling 15 million shares. In 2002 the share capital was reduced by an amount of SEK 24 million by cancelling 10 million shares and in 2003, the share capital was reduced by another SEK 24 million by cancelling a further 10 million shares. All reductions of the share capital were made through a transfer from share capital to unrestricted reserves. Following the reductions, the share capital of the Company as at December 31, 2003 amounted to SEK 843.8 million, represented by 351.6 million shares, each with a par value of SEK 2.40. During 2003 the Company also sold 1.6 million treasury shares a result of option holders exercising their call rights. As a result of the repurchase, selling of treasury shares and after the cancellations, Swedish Match held 23.3 million shares, equal to 6.6 percent of the Company’s total outstanding shares at December 31, 2003. The total number of shares outstanding, net after buybacks, amounted to 328.3 million. In addition, the Company had issued call options on its treasury shares corresponding to 6 million shares. Share buybacks have continued in 2004. From January 1, 2004 through April 26, 2004 the Company has repurchased a further 1.5 million shares and sold 1.6 million treasury shares as a result of options holders redeeming their options. As of April 26, 2004 Swedish Match held 23.1 million shares, equal to 6.6 percent of the Company’s total outstanding shares and after issuing additional call options has issued call options on its treasury shares corresponding to 5.3 million shares. The call options can be exercised successively from 2004 to 2009. At the Annual General Meeting on April 26, 2004 shareholders approved the cancellation of 15 million shares repurchased under previous buyback programs. Shareholders at the meeting also approved the proposal that the Company’s holdings of its own shares may not exceed 10 percent of the total shares outstanding.

In January 2001 Swedish Match acquired a small sales company for advertising products in Belgium.

In February, 2001 Swedish Match finalized its acquisition of British American Tobacco’s pipe tobacco operations in South Africa,The acquisition included a production plant, inventories and brand names.

An agreement was finalized with the former owners of Leonard Dingler in South Africa on February 26, 2001 and El Credito in the United States on January 1, 2001, covering additional amounts to be paid as performance based compensation for the companies.

Swedish Match acquired brand names pertaining to smokeless tobacco from Premium Tobacco Traders Ltd in August 2001. Following this acquisition, Swedish Match has marketed dry nasal snuff in Germany, Switzerland and France.

In September 2001 Swedish Match acquired Maga S.p.a., an independent distributor of tobacco products in Italy. Maga S.p.a. sells primarily cigars, pipe tobacco and accessories. The acquisition has given Swedish Match its own marketing and sales organization in the Italian market.

In March 2003 Swedish Match acquired CYAN d.o.o., the leading distributor of tobacco products other than cigarettes in Slovenia.

In May 2003 Swedish Match acquired Packovation AB, a producer of packaging machinery located in Halmstad, Sweden.

In January 2004 Swedish Match sold all its advertising textiles business.

In March 2004 Swedish Match settled its claim in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST) in which the Company was seeking injunction against UST to stop methods aimed at suppressing competition in the American snuff market and compensation for damages. In accordance with the settlement, UST has paid USD 200 million to Swedish Match. Furthermore, UST has agreed to cause the transfer of the assets of its cigar business to Swedish Match, including but not limited to brands, other intellectual property and inventory. Annual sales of the cigar business to be transferred amount to an average of approximately US$ 11 million.

On March 19, 2004 Lennart Sundén left his position as President and CEO. The Company’s Executive Vice President Sven Hindrikes was appointed acting President and CEO and on June 1, 2004 he was appointed President and CEO. Lennart Sundén also resigned from the Board of Directors of Swedish Match as well as all Group companies. Lennart Sundén is entitled to a termination period of 12 months, since the employment was terminated by the Company. Furthermore, Lennart Sundén is entitled to a severance payment corresponding to 24 months salary. The severance pay may be partly reduced by other employment income.

Capital Expenditures

Swedish Match’s capital expenditures amounted to SEK 551 million in 2003 and were equal to approximately 4 percent of sales. Capital expenditures amounted to SEK 751 million in 2002 and SEK 633 million in 2001. Depreciation of fixed assets amounted to SEK 346 million compared with 324 million in 2002 and SEK 329 million in 2001. Total capital expenditures over the period 1999-2003 were equal to 4.4 percent of total sales during the period.

Swedish Match operates primarily in mature markets with limited capital expenditure requirements. Total capital expenditure for the last three years amounted to SEK 1,935 million. Apart from necessary investments for replacement purposes, most of the Company’s investments involved rationalization measures, such as moving production among the Company’s facilities in order to maximize efficiencies and create economies of scale. As a result of continued increase in snuff sales, particularly sales of portion-packed snuff in Sweden, a new production plant has been built in Kungälv, Sweden, near Gothenburg. The total investment in the plant amounted to SEK 604 million. The plant started production in mid 2003.

As a result of the investment in the new plant for snuff now being completed, capital expenditure for 2004 is expected to be lower than the 2003 level. Capital expenditure is expected to be funded primarily through internally generated cash flow. Acquisitions, if any, may be financed through internally generated cash flow or debt financing.

Since Swedish Match manufactures high-turnover consumer products, the Company maintains relatively small inventories of finished products for many of its products.

For more discussion of the Company’s principal capital expenditure and divestitures, see “Item 5.A. Operating Results”.

4.B	Business Overview

General

Swedish Match is a Swedish-based international group that produces a broad range of “other” tobacco products including snuff, chewing tobacco, cigars, and pipe tobacco as well as matches and disposable lighters. Swedish Match products are sold in approximately 140 countries. Within the Company’s product offering, there are products characterized by strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters).

By tradition, Swedish Match has its greatest strengths in the Nordic region (primarily Sweden) and the United States. The Company also has significant cigar and “lights” (i.e. matches and lighters) operations in Europe, pipe and snuff operations in South Africa and significant lights operations in parts of Asia and Latin America (Brazil).

Sales by Region

A breakdown of total revenues by principal geographic market is as follows:

North America. Most of the revenues in this region arise from smokeless tobacco and cigar sales in the United States.

•	2001: SEK 4,973 million

•	2002: SEK 4,688 million

•	2003: SEK 4,135 million

Nordic region. Most of the revenues in this region arise from smokeless tobacco sales in Sweden, as well as distribution activities for all tobacco products on the Swedish Market.

•	2001: SEK 4,260 million

•	2002: SEK 4,683 million

•	2003: SEK 4,874 million

Europe excluding Nordic region Revenues in this region arise primarily from the sales of cigars, matches, lighters, and pipe tobacco.

•	2001: SEK 2,154 million

•	2002: SEK 2,214 million

•	2003: SEK 2,076 million

Latin America and Other Geographies. The single largest source of revenues in this region comes from sales of lighters and matches in Brazil and snuff and pipe tobacco in South Africa.

•	2001: SEK 2,248 million

•	2002: SEK 2,058 million

•	2003: SEK 1,951 million

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

During 2003, the Swedish Match business structure was composed of five divisions having defined operating responsibility: North Europe, Continental Europe, North America, Overseas and Matches. General Cigar is operated as an independent division with its own production and sale of premium cigars. In 1999 the Company divested its cigarette operations. From January 2004, the Matches Division was incorporated into the Overseas Division.

Marketing, sales and production of tobacco products are organized in the North Europe, Continental Europe, North America and Overseas Divisions. Up to and including 2003, the Matches Division sold its products through the four geographical Divisions and through its own networks. Lighter sales are coordinated through the Continental Europe Division. General Cigar sells its premium cigars primarily in the United States market. From January 2004 the coordination of match activities is done through the Overseas Division.

Swedish Match’s financial reporting structure follows the six different product areas, Snuff, Chewing Tobacco, Cigars, Pipe Tobacco and Accessories, Matches and Lighters.

Business - Snuff

Key data

	2001	2002	2003
	(SEK millions unless otherwise stated)
Sales	2,457	2,788	2,995
Operating income	950	1,233	1,386
Operating margin, %	38.7	44.2	46.3

Capital expenditures and personnel

	2001	2002	2003
	(SEK millions unless otherwise stated)
Capital expenditures in tangible fixed assets	238	424	219
Average number of employees	846	825	908

Snuff has been Swedish Match’s driving segment for organic growth for a number of years. With restrictions on tobacco smoking and growing health concerns relating to cigarettes, smokeless alternatives have been gaining a greater market potential. Swedish Match is the leading manufacturer of snuff in the Swedish and Norwegian markets and one of the three leading producers in the United States. Sales in 2003 amounted to SEK 2,995 million (2002: 2,788). Operating income for the year was SEK 1,386 million (2002: 1,233), corresponding to an operating margin of 46 percent (2002: 44).

Well-known brands in the Swedish and Norwegian markets are Generalsnus, Ettan, Grovsnus, and Catch, which together account for more than 80 percent of all snuff sales in Sweden and Norway.

Production for the Nordic market takes place at two factories in Sweden, in Gothenburg and in Kungalv (opened in 2003). The production for the American market takes place in Owensboro, Kentucky. Products for the South African market are primarily produced in Johannesburg, South Africa.

In the United States, Swedish Match continued to increase its market share, reaching 9.2 percent at year-end 2003 according to Nielsen data, an improvement of 0.1 percentage point over the preceding year. Timber Wolf is the best selling Swedish Match brand in the United States.

Volume in the United States grew by approximately 5 percent in 2003, while volume in the Nordic countries grew by nearly 4 percent. Overall sales of the Group’s snuff business increased 7 percent during 2003 compared to 2002.

Snuff market

Sweden and other Nordic countries

Snuff is a traditional product that has become increasingly socially acceptable. Since snuff can be consumed discreetly in portioned packs, it has become an increasingly popular alternative to cigarettes for both men and women. Approximately 225 million cans of moist snuff are sold annually in the Nordic countries. In Sweden, the largest market, there are more than one million snuff consumers, corresponding to just over 10 percent of the population. Women account for nearly 20 percent of snuff consumers. Swedish Match has established its own quality standard called GOTHIATEK® for all of its snuff brands in the Nordic region.

Swedish Match has more than 95 percent of the Swedish snuff market, with a number of smaller competitors, some competing in local or limited markets. The largest competitor is Gallaher, with production in Sweden.

Consumption of snuff has been rising most rapidly in metropolitan areas, where population growth is highest and restrictions on smoking are more stringent. Portion-packed snuff’s share of the total market is above 50 percent, and still rising.

In order to further capitalize the General brand and to strengthen brand image, the General brand was re-launched in 2000, with new graphics and packaging design. The company also launched a new Catch Eucalyptus snuff in 2000. In 2001, a loose-packed line extension of the Probe brand was launched. In 2002, the company launched Catch dry Lychee, a further Catch line extension. In April 2003, the company launched a new range of portion pouch products with a new more appealing appearance and a distinctive functional can lid.

Swedish Match has the largest market share of the limited but growing Norwegian market. Consumption is increasing, with particular emphasis on portion-packed snuff, and was up by more than 10 percent in volume terms in 2003.

United States

Approximately 875 million cans of snuff were consumed in North America in 2003. Consumption has been growing by about 2 to 3 percent annually for a number of years, and the market is estimated to have grown by close to 6 percent, measured in cans, in 2003. Swedish Match’s largest competitor is UST.

Swedish Match’s share of the market is approximately 9 percent. Continued growth was achieved with Timber Wolf, a leading brand in the low-price segment in spite of an extremely competitive market environment. The United States product range also includes Renegades, a portion-packed snuff. In August 2003, the company launched a new low-price product, Longhorn. The company has a limited test launch of a smoker’s alternative product, Exalt, which is smokeless tobacco in convenient pouches, using the GOTHIATEK ® process.

Other markets

In the South African market, snuff is the dominant smokeless tobacco product. Swedish Match established operations in the South African market in 1999 through its acquisition of Dingler, with its Taxi brand. The acquisition provides a platform in Southern Africa, one of the world’s most important markets for smokeless tobacco outside the Nordic countries and North America.

Swedish Match has limited test market and selling activity relating to snuff in India and Russia, among other markets. Swedish Match is prohibited from selling moist snuff in the EU (except for Sweden).

The sale of moist snuff was prohibited in the EU in 1992, mainly because it was assumed that the product was carcinogenic. Sweden was exempted from the ban when entering the EU in 1995. Several studies in Sweden have shown that the assumed carcinogenic effects is lacking in scientific support. Against this background, the European Commission has decided to change the warning labels on packaging in Sweden for smokeless tobacco, including snuff. The prohibition on the sale of moist snuff throughout the rest of the EU remains however but is the subject of review by the European Court of Justice.

Within the EU, Swedish Match sells dry nasal snuff, under the brands Singleton’s, Kensington’s, and Rumney’s. Dry nasal snuff accounts for a small portion of total Swedish Match smokeless tobacco sales.

General

The Company expects that Sweden and North America will continue to be the primary markets for Swedish Match’s snuff products.

In many parts of the world, tobacco is used in a manner that resembles snuff consumption. Comprehensive studies have been conducted to identify potential markets for future geographic expansion.

The table below shows the size of the Snuff Business in relation to the Swedish Match Group in 2003.

	Snuff	Swedish Match	Percent
Sales, SEK millions	2,995	13,036	23
Operating income, SEK millions	1,386	2,224	62
Capital expenditures in tangible fixed assets, SEK millions	219	551	40
Average number of employees	908	15,115	6

Business - Chewing Tobacco

Key data

	2001	2002	2003
	(SEK millions unless otherwise stated)
Sales	1,377	1,333	1,146
Operating income	372	406	336
Operating margin, %	27.0	30.4	29.3

Capital expenditures and personnel

	2001	2002	2003
	(SEK millions unless otherwise stated)
Capital expenditures in tangible fixed assets	36	42	23
Average number of employees	309	347	346

Swedish Match is a market leader in the chewing tobacco business in the United States. Sales amounted to SEK 1,146 million (2002: 1,333). Operating income amounted to SEK 336 million (2002: 406), a decrease of 17 percent, as measured in Swedish kronors. In local currency (USD) terms, sales improved and operating income was on par with previous year. Operating margin was 29 percent (2002: 30).

Chewing Tobacco operations are conducted in the North American market, mainly in the United States. Well known Swedish Match brands include the Red Man family and Southern Pride. In total, Swedish Match held a market share of approximately 43 percent of consumption volume in 2003.

The headquarters for the chewing tobacco operations are in Richmond, Virginia. Production is carried out in Owensboro, Kentucky.

During the fourth quarter of 2003, Swedish Match launched a new chewing tobacco product into test market in Japan in the Tokyo area. This product, branded Firebreak®, is a chewing tobacco in a gum base.

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

The total United States market amounts to approximately SEK 3 billion. Consumption of chewing tobacco has been declining by an average of 4 percent per year over the past three years, continuing a long-term trend. In 2003, the market declined approximately 5 percent, measured by weight. The reason is primarily demographic, as a result of the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors.

General

The market for chewing tobacco is declining in the United States, but profitability remains strong. Swedish Match’s goal is to maintain its market position and to manage capacity utilization in order to control costs and secure profitability.

The partnership with the retail sector is expanding, with training and support regarding the product range and product exposure.

The table below shows the size of the Chewing Tobacco Business in relation to the Swedish Match Group in 2003.

	Chewing Tobacco	Swedish Match	Percent
Sales, SEK millions	1,146	13,036	9
Operating income, SEK millions	336	2,224	15
Capital expenditure in tangible fixed assets, SEK millions	23	551	4
Average number of employees	346	15,115	2

Business – Cigars

Key data

	2001	2002	2003
	(SEK millions unless otherwise stated)
Sales	3,481	3,318	3,008
Operating income (1)	420	472	393
Operating margin, %	12.1	14.2	13.1

(1)	Swedish Match’s 40 percent holding in Arnold André is reported in accordance with the equity method.

Capital expenditures and personnel

	2001	2002	2003
	(SEK millions unless otherwise stated)
Capital expenditures in tangible fixed assets	239	169	193
Average number of employees	5,922	6,504	7,148

Swedish Match is one of the world’s largest manufacturers and distributors of cigars and cigarillos, and ranks second in terms of sales in the world cigar market. Including the jointly owned German company, Arnold André (in which Swedish Match holds a 40 percent interest), production amounts to more than one billion cigars per year.

Sales in 2003 fell 9 percent to SEK 3,008 million (2002: 3,318). Swedish Match sales are primarily in European and U.S. mass market and in the U.S. premium cigars market. The decline in sales is primarily attributable to currency translation effects between the US Dollar and the Swedish kronor. Roughly 70 percent of Swedish Match cigar sales are in the United States. Operating income was SEK 393 million (2002: 472). The operating margin was 13.1 percent (2002: 14.2).

The company’s main brands include La Paz, Willem II, Garcia Y Vega, La Gloria Cubana and White Owl. In 2000, the company acquired 64% of the shares of General Cigar Holdings, Inc. The remaining 36 percent of the shares are privately held by the Cullman family, who continue to manage General Cigar Holdings. General Cigar Holdings is the leading manufacturer of premium cigars in the United States and produces the best selling premium cigar brand, Macanudo. As a result of the acquisition, Swedish Match strengthened its position as a leading global cigar company and as a leader in “Other Tobacco Products (OTP)” (cigars, snuff, pipe tobacco and chewing tobacco) in the United States.

Swedish Match manufactures more than 30 cigar brands that are marketed in more than 90 countries worldwide. The largest markets are Western and Northern Europe, and the United States. The product range includes all types of cigars and cigarillos, from hand-rolled premium cigars to machine-made cigarillos.

The production plants are located in Valkenswaard (The Netherlands), Houthalen (Belgium) and Pandaan (Indonesia). In 2002 Swedish Match’s production in the plant in Overpelt (Belgium) was closed down and moved to other existing Swedish Match plants. Cigars are also produced in Santiago, the Dominican Republic and Dothan, Alabama in the United States. The fully owned company Lareka in Valkenswaard (The Netherlands), with operations consisting of reconditioning of machines for the tobacco industry, is also part of the business. The German company Arnold André with production plants in Bünde and Königslutter (Germany) is 40 percent owned by Swedish Match.

General Cigar has production plants situated in Santiago, Dominican Republic and San Pedro, Honduras.

Cigar market

During 2003, the world market for cigars was more than 15 billion cigars with an estimated sales value of SEK 30 billion. Approximately 75 percent of cigars are sold in North America and Europe.

Europe

Shipments of cigars in Europe were lower in 2003 versus 2002. Estimated market sales declined by approximately 6 percent. The European cigar market has experienced some shift toward smaller and flavored cigars.

There are a large number of players in the market, with many small local companies operating in parallel with major manufacturers. Production and wholesaling are both being restructured. A number of wholesalers and small manufacturers merged in late 1997 and early 1998, and the merger trend continued in 1999 with two major competitors combining to form a new company. The players are becoming fewer and larger although merger activity since 2000 has been limited. Swedish Match’s market share in Europe amounts to approximately 15 percent, and has been stable in recent years. Europe accounts for approximately 30 percent of Swedish Match total sales. The La Paz brand is one of the best selling brands in Europe.

United States

Until 1997, the U.S. cigar market was characterized by strong growth in the premium segment. In 1998, the very sharp market growth for cigars weakened. Excess inventories had been built up by manufacturers and distributors, and this led to price competition in the premium segment. In 1999 total consumption of cigars stabilized, and large excess inventories of product in the commercial chain reduced somewhat, negatively affecting manufacturers’ sales despite stable consumption. In 2000, consumption of mass market cigars increased slightly, while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In 2001, the market for mass market cigars continued to increase slightly, and Swedish Match mass market volumes improved by 11 percent, primarily due to distribution gains. In 2002, the market for mass market cigars continued to grow modestly. However, Swedish Match volumes declined, as did the Company’s share of market. The growth in the U.S. market in 2002 came primarily from sweet and flavored cigars, which was not part of Swedish Match’s portfolio of products, at the expense of larger, natural cigars, which are part of the core portfolio of the Company. Late in 2002, and during 2003, Swedish Match introduced new flavored cigars, primarily under the White Owl brand, on the U.S. market in order to more fully participate in the growth of this sweet and flavored segment. The market continued to grow in units in 2003, and Swedish Match stabilized its shipment volumes in large part due to flavored product introductions. Machine-made cigars sold in the U.S. market contributed to approximately 30 percent of Swedish Match’s total sales of cigars in 2003.

With General Cigar, Swedish Match is the biggest player in the hand rolled premium cigar segment, with a market share of between 25 and 30 percent. The U.S. premium cigar market is stable. U.S. premium cigars account for approximately 40 percent of total cigar sales for Swedish Match.

Asia/Australia

Asia and Australia continue to be characterized as growth markets for cigars. In Asia, Swedish Match uses its base in Hong Kong to develop contacts with the Chinese mainland.

General

The world market for cigars has been growing, but with considerable differences between markets. The cigar business has been an important growth area for Swedish Match. The Company aims to capitalize on the growth in cigar consumption in various markets. The Company is continuing efforts to develop its premium cigar business outside of the United States through an umbrella brand concept, “Casa del Oro,” which incorporates well respected premium cigars, produced primarily in the Dominican Republic.

The table below shows the size of the Cigar Business in relation to Swedish Match Group in 2003.

	Cigars	Swedish Match	Percent
Sales, SEK millions	3,008	13,036	23
Operating income, SEK millions	393	2,224	18
Capital expenditures in tangible fixed assets, SEK millions	193	551	35
Average number of employees	7,148	15,115	47

Business - Pipe Tobacco and Accessories

Key data

	2001	2002	2003
	(SEK millions unless otherwise stated)
Sales	933	843	909
Operating income	236	164	201
Operating margin, %	25.3	19.5	22.1

Capital expenditures and personnel

	2001	2002	2003
	(SEK millions unless otherwise stated)
Capital expenditures in tangible fixed assets	9	20	15
Average number of employees	578	558	553

Swedish Match is a large manufacturer of pipe tobacco. In 2003 sales grew by 8 percent to SEK 909 million (2002: 843) with the improvement primarily attributable to currency effects, namely the increase in the value of the South African Rand versus the Swedish Krona, as well as lower volumes in the United States and European markets. Operating income grew 23 percent to SEK 201 million (2002: 164) largely as an effect of currency fluctuation between the Swedish krona and the South African Rand.

Swedish Match’ s best known brands are Borkum Riff, Half and Half, Boxer, Best Blend and Velvet. Borkum Riff is one of the few brands of pipe tobacco sold globally. The main markets are North America, Northern/Western Europe, Southern Africa, and Australia/Japan.

Pipe tobacco is manufactured in Owensboro, Kentucky,, and in Boxburg and Rustenburg, South Africa. Part of Swedish Match’s pipe tobacco production is subcontracted to MacBaren, a Danish company.

Pipe tobacco market

The market for pipe tobacco has been declining by up to 10 percent annually in volume terms, in North America and Western Europe. The main reason is demographic – the increasing average age of consumers and the weak influx of new buyers. In South Africa, the market in volume terms is also declining but not to the same extent.

The players in the pipe tobacco industry are mainly large companies, with many other tobacco products in their lines. Most manufacturers employ a defensive strategy, with high sales prices and limited marketing activity.

The largest single market for pipe tobacco is the United States. Other large markets are Europe, Australia, Japan, Canada, and South Africa.

North America

Consumption of pipe tobacco in the North American market has been declining by approximately 8 to 10 percent a year for the past several years. This rate of decline is expected to continue over the next several years. Swedish Match is the fourth largest manufacturer in North America, with a market share of approximately 16 percent and a leading position in the premium segment with Borkum Riff. Swedish Match is also strong in the mass-market segment with Half and Half, Velvet and Paladin. The Company’s largest competitors are Lane, Middleton, and Altadis.

Western and Northern Europe

Consumption in Europe has been declining by 6 to 10 percent a year over the past several years. There is a trend toward greater concentration in the retail chain. The competitive situation varies considerably between markets, with few large manufacturers. The exception is Germany, where there are a number of local and international manufacturers. Germany is one of the largest and most profitable markets in Western Europe. Swedish Match has strong positions in Sweden and Finland, as well as in Switzerland and Spain. Swedish Match’s market share in Western Europe is under 10 percent, and has been stable.

South Africa

A marginal decline in demand in South Africa was noted in 2000 following a sharp increase in tobacco tax. With its acquisitions of Leonard Dingler and Brasant, Swedish Match created a solid platform for continued expansion in South Africa and neighboring countries. Dingler’s brands include Boxer, Nineteen O Four, Black and White, and Giraffe. In February 2001, the Company acquired the South Africa pipe tobacco operations of BAT Rothmans with its Best Blend brand following BAT’s merger with Rothmans. In the second half of 2001, the South African Rand depreciated significantly versus most of the world’s major currencies. This depreciation accelerated in the final three months of the year, causing commodity prices to increase significantly late in 2001, and especially during the first three months of 2002. This has had a negative impact on purchasing power among consumers. Early in 2002 the government of South Africa announced double-digit increases on tobacco taxes. Sales turnover, volume, and earnings were negatively affected in both the final three months of 2001 and for most of 2002. The South African currency began to significantly strengthen versus both the U.S. dollar and the Swedish kronor in the second half of 2002. This improved currency effect more than offset modest volume declines of between 3 and 5 percent. During 2003, the South African market situation was more stable. However, the strengthening value in the South African Rand provided positive support to both sales and operating income for the business overall.

Other markets

Swedish Match has taken early steps to establish operations in Latin America, where there is considered to be growth potential for pipe tobacco.

General

Swedish Match is one of the major players in the market for pipe tobacco. The business is global and operating margins in 2003 were 22 percent.

The table below shows the size of the Pipe Tobacco business in relation to the Swedish Match Group in 2003.

	Pipe Tobacco	Swedish Match	Percent
Sales, SEK millions	909	13,036	7
Operating income, SEK millions	201	2,224	9
Capital expenditures in tangible fixed assets, SEK millions	15	551	3
Average number of employees	553	15,115	4

Business – Matches

Key data

	2001	2002	2003
	(SEK millions unless otherwise stated)
Sales	1,690	1,648	1,395
Operating income	183	221	83
Operating margin, %	10.8	13.4	5.9

Capital expenditures and personnel

	2001	2002	2003
	(SEK millions unless otherwise stated)
Capital expenditures in tangible fixed assets	68	58	81
Average number of employees	5,893	5,743	5,388

Swedish Match is a global manufacturer of matches. In 2003, the Match business had sales of SEK 1,395 million (2002: 1,648). Operating income amounted to SEK 83 million (2002: 221). The operating margin fell during 2003, to 5.9 percent (2002: 13.4).

The company’s plants provide consumers in nearly 140 countries under a large number of local brand names. Swedish Match’s main markets are Europe, South America (Brazil), and Asia (Indonesia and India, among others). Substantial volumes are also exported to other countries. Operations include Swedish Match Arenco, which manufactures match production- and packaging machinery.

Match factories are located in Tidaholm and Vetlanda (Sweden), Curitiba and Pirai (Brazil), Valencia (Spain), Szeged (Hungary) and Orhangazi (Turkey). The Company’s consolidated subsidiaries also own factories in Bulgaria and India. Swedish Match’s holding in the Indian company Wimco Ltd. amounts currently to 74 percent.

At the beginning of 2004, the match business became part of the Overseas Division, whose head office is in Rio de Janeiro, Brazil.

Match market

Europe

The long-term consumption trend in Western and Northern Europe is declining. This downward trend appears to have continued in Western Europe in 2003, and the number of European manufacturers is declining. Swedish Match is the largest manufacturer and the market leader in Europe. In Europe, the market shows a trend toward increased consumption of specialty and high value products (such as barbeque items), even as overall match consumption is flat or declining.

Asia

The Indian market is stable, as population growth substantially offsets a modest shift away from matches toward utility lighters for cooking, as well as declining smoking rates.

Swedish Match has a 74 percent interest in Wimco Ltd., one of the world’s largest manufacturers of matches, with four production units in India. At the time of the acquisition in 2000, Wimco was active in a number of industries. Since 2001 Wimco’s operations have been concentrated to its core business, matches. See “Item 8.A Consolidated Statements and other Financial Information” for a discussion regarding the Company’s potential requirement to purchase additional shares of Wimco Ltd.

Latin America

Brazil, where the Group has established operations under well-known brand names such as FIAT LUX, is the focal point for operations in Latin America. The market share in Brazil is approximately 50 percent. In volume terms, the Brazilian market is approximately the same size as Europe, and shows a slight declining trend. Following the closure of a production plant in São Laurenco, production was concentrated to the plant in Curitiba in Southern Brazil. Locally, prices have increased during the past few years in Brazil, where the product is used mainly for household applications. Part of the output from Swedish Match’s plants is exported to neighboring countries.

General

Swedish Match intends to consolidate and strengthen its global position in the match business by shifting production capabilities among manufacturing facilities in order to maximize Group efficiency and to create economies of scale.

The Group’s product strategy includes repositioning brands, updating the product range in some markets, and obtaining better exposure in stores. The Company will continue its efforts in developing higher margin value-added products, such as firelogs and grill and barbeque products.

Production operations will be further rationalized; however, local production may be required for a presence in certain markets.

The table below shows the size of the Matches Business in relation to the Swedish Match Group in 2003.

	Matches	Swedish Match	Percent
Sales, SEK millions	1,395	13,036	11
Operating income, SEK millions	83	2,224	4
Capital expenditures in tangible fixed assets, SEK millions	81	551	15
Average number of employees	5,388	15,115	36

Business – Lighters

Key data

	2001	2002	2003
	(SEK millions unless otherwise stated)
Sales	809	700	599
Operating income	101	56	14
Operating margin, %	12.5	8,0	2.3

Capital expenditures and personnel

	2001	2002	2003
	(SEK millions unless otherwise stated)
Capital expenditures in tangible fixed assets	27	21	11
Average number of employees	570	533	470

Swedish Match manufactures disposable lighters, with Cricket as its main brand. Its operations are global, with the largest markets being Europe, parts of Asia, and the United States. The Cricket lighter is the main brand for Swedish Match. Sales in 2003 amounted to SEK 599 million (2002: 700). Operating income fell to SEK 14 million (2002: 56). The operating margin was 2.3 percent (2002: 8.0).

The head office is in Assen (The Netherlands). Production plants are located in Assen (The Netherlands), Manila (Philippines) and Manaus (Brazil). Swedish Match partly owns a company in Malaysia with an assembly plant for semi-finished products.

Lighter market

The world market for disposable lighters is growing by 1 to 2 percent a year in volume terms. The rate of growth is higher in many developing countries, where the number of smokers and income per capita are both rising. The market in Europe and the United States is declining moderately, in parallel with cigarette consumption. Consumer brand loyalty is low. In most markets, there is increasing competition from lighters made in countries with relatively lower average labor costs, including China and other parts of Asia. Cost-effective production and distribution are thus becoming increasingly important competitive tools.

Bic and Tokai are the Company’s largest competitors for branded lighters.

Western Europe

The market for lighters in Western Europe is decreasing by more than 2 percent a year. The Western European market is faced with increasing competition from low priced Asian imports.

United States

The American market for lighters has decreased in volume terms by 1 to 2 percent in recent years and declines appear to be accelerating, perhaps reaching 5 percent. Swedish Match’s share of the market was below 5 percent. Disposable lighters sold in the United States are required to meet industry standards to be child resistant.

Eastern Europe

Swedish Match has a strong position in Eastern Europe In 2002, the market size and Swedish Match volume in the Eastern Europe market have rebounded to mid-1998 levels. Russia, one of the more important markets for Swedish Match, has experienced a strong rebound, with Swedish Match volume now back to the higher historical level. Cricket is the leading brand in the Russian market. Much of the Swedish Match lighter volume supplied to Russia is produced in the Assen factory in the Netherlands. As lighters sold into Russia have traditionally been priced in dollars, the business has been hurt by currency transaction effects, and has had difficulty in raising local prices to match the increasing value of the Euro versus the U.S. dollar. In 2003, the Eastern European lighter market continued to expand, with Swedish Match, as well as other lighter manufacturers, growing volume.

Asia

Swedish Match has less than 10 percent of the Asian market for lighters. Due to financial turbulence and the decline in the region’s purchasing power, overall demand weakened substantially in the late 1990’s. Many Asian markets have recovered somewhat from their low point, however, and lighter volumes improved during 2001. In 2002, the Groups sales volume declined in virtually all the region’s markets in which it is active. A key reason is the increasingly tough competition from low price Chinese lighters. In 2003 Group sales volumes in Asia were stable.

General

The table below shows the size of the Lighter Business in relation to the Swedish Match Group in 2003.

	Lighters	Swedish Match	Percent
Sales, SEK millions	599	13,036	5
Operating income, SEK millions	14	2,224	1
Capital expenditures in tangible fixed assets, SEK millions	11	551	2
Average number of employees	470	15,115	3

Competition

Tobacco

A few large multinational companies dominate the global tobacco market. The largest multinational tobacco companies include Altria Group, British American Tobacco (BAT), RJ Reynolds, Japan Tobacco and Altadis. All of these manufacturers are heavily dependent on the sale of cigarettes but they also have operations in other fields.

The large tobacco companies compete with Swedish Match in different product areas in different geographic markets, Altadis perhaps being the main competitor in the global cigar business.

The world’s largest smokeless tobacco producer is United States Tobacco (UST) of the United States (with its Skoal and Copenhagen brands of moist snuff). Swedish Match and Conwood follow in size, producing both moist snuff and chewing tobacco, followed by National Tobacco. Swedish Match’s moist snuff business in the United States is growing but is still relatively small. In Sweden, which is Swedish Match’s primary moist snuff market, the Company dominates the market. During the past few years, a number of companies have started manufacturing and marketing snuff products in Sweden.

Lighters and Matches

Swedish Match is a global manufacturer of matches. Generally, the global match industry is fragmented, consisting of local companies that in some cases also have substantial exports.

Bic and Tokai are the Company’s largest competitors for branded lighters. In most markets, there is increasing competition from lighters made in countries with relatively lower average labor costs, including China and other parts of Asia.

Production

Swedish Match manufactures its products at 28 production facilities located in 16 countries.

Swedish Match’s chewing tobacco production is located in its production facility in Owensboro, Kentucky, United States.

The Cigar product group has production facilities located in Valkenswaard, the Netherlands; Houthalen, Belgium; and Pandaan, Indonesia. The product group also has production units in Santiago, the Dominican Republic and Dothan, Alabama in the United States. The fully owned company Lareka in Valkenswaard (The Netherlands), with operations consisting of reconditioning of machines for the tobacco industry, is also part of the business. Arnold André, a German company with production facilities in Bünde and Königslutter, is 40 percent owned by Swedish Match. General Cigar has production plants situated in Santiago, Dominican Republic and San Pedro, Honduras.

The Lighter production group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil. There is a partly owned company in Malaysia with assembly plants for semi-finished products.

Match production facilities are located in Tidaholm and Vetlanda, Sweden; Curitiba, and Pirai, Brazil; Valencia, Spain; Orhangazi, Turkey; and Szeged, Hungary. The Company’s consolidated subsidiaries also own factories in Bulgaria and India. In addition, the Company owns a manufacturer of match-making machinery, Swedish Match Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China.

Swedish Match produces pipe tobacco products in Boxburg and Rustenburg, South Africa and in its plant in Owensboro, Kentucky. Further, Swedish Match has a contract manufacturing agreement for pipe tobacco with the Danish company MacBaren.

The snuff product group has production facilities located in Gothenburg and Kungälv, Sweden, Owensboro, Kentucky and Boxburg, South Africa.

Swedish Match is both a producer and a purchaser of raw materials, with matches produced from timber grown by Swedish Match in sustainable forests or purchased on the open market. Tobacco is primarily purchased on the open market, although the company, through its 64 percent holding of General Cigar Holdings, Inc., is the largest producer of Connecticut shade wrapper, a premium quality tobacco leaf used in the production of premium cigars. Purchases of raw materials are subject to market supply and demand, and, as such, volatility exists in both tobacco and timber pricing. Swedish Match is also affected by volatility in pricing for cardboard, plastic (used in packaging), nylon (for lighters), and gasoline (for transport/distribution). In the vast majority of cases, Swedish Match does not depend on any single source for tobacco, its main raw material requirement, and tobacco can be bought worldwide and over varying time periods, both reducing pricing volatility. Swedish Match tobacco purchases are almost exclusively made through one or more of the largest tobacco buying groups, which also purchase tobacco for other tobacco companies.

Regulation

The manufacture, marketing and sale of tobacco are highly regulated. A brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), United States, and South African markets are given below. Approximately 87 percent of Swedish Match’s revenues originate in the European Union, South Africa and the United States. In these markets, the business in the tobacco segment is subject to a diverse number of restrictions and excise duties. A major risk to the Company’s future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced.

Sweden

Marketing Act (SFS 1995:450). The Marketing Act regulates the marketing of all types of products and includes a catalogue of requirements regarding marketing activities. The Marketing Act gives the Consumer Ombudsman (KO) considerable power in his/her role as regulator, including the power of prohibition and information requirements for enterprises.

Tobacco Act (SFS 1993:581). The Tobacco Act prohibits smoking in certain areas, and includes regulations governing smoking in workplaces, prescribes warning messages and a declaration of contents in products in accordance with EU directives, prohibits advertising in the media and regulates strict product control. The Tobacco Act, further, contains an age limit of 18 years for purchases of tobacco products in Sweden. The Tobacco Act bans all television, radio and print advertising to consumers of tobacco products in Sweden and stipulates that particular restraint should be exercised in all marketing of tobacco products. New warning labels and declarations of contents have and will be imposed to adhere to EU regulations. Texts, names, trademarks and figures or other signs suggesting that a particular tobacco product is less harmful than others may not be used on the packaging of tobacco products.

The Swedish Board for Consumer Policies (KOVFS 1998:7). This ordinance sets forth the particular requirements on marketing of tobacco products. It contains, for example, a catalogue of non-acceptable marketing activities under the concept of “particular restraint”.

The National Institute on Public Health (FHIFS 2001:2). This ordinance sets forth the labelling requirements on tobacco products in Sweden.

Ordinance covering the banning of exports of moist snuff (SFS 1994:1266). This ordinance implements the EU directive prohibiting the export of certain oral tobacco products (including snus) to EU countries that have introduced bans on the sale of such products.

Tobacco Tax Act (SFS 1994:1563). The Tobacco Tax Act regulates Swedish tobacco taxes including tax rates. This act also provides that individual consumers’ may only import to Sweden quantities of alcohol and tobacco for their own and their family’s private consumption.

Tobacco Tax Ordinance (SFS 1994:1613). The Tobacco Tax Ordinance contains definitions of the various tobacco products.

Tax Payment Act (SFS 1997:483). This act regulates payment conditions for tobacco excise taxes.

European Union Council Directive 89/552/EEC. This directive provides for a complete ban on tobacco advertising and tobacco sponsorship on television.

Council Directive 2003/33/EC. This directive provides for a ban, with few limited exceptions, of tobacco advertising in printed media, radio broadcasting and information society services, as well as on sponsorship of events with cross-border effects with the aim of promoting tobacco products. The directive came into force in June 2003 and must be implemented by the Member States by July 31, 2005.

Council Directive 2001/37/EC. This directive sets forth the labelling requirements for all tobacco products sold in the European Union. Through the directive the strong warning for smokeless tobacco “causes cancer” was changed to the more general warning text “This product can damage your health and is addictive”. For other tobacco products there are two new general warnings: “Smoking kills”/”Smoking can kill” and “Smoking seriously harms you and others around you” and a list of additional warnings. The size for the general warnings and the warning for smokeless tobacco at the respective surface of the pack is now required to be 30 percent and 32 percent (2 languages) and 35 percent (three languages). For certain products, such as cigar boxes there are special conditions as to the size of the health warning. The directive requires a batch number on the tobacco product for proper identification. Member states will require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type. This information will be submitted on a yearly basis. By December 31, 2004, the Commission will propose a common list of ingredients to be used in tobacco products. Effective September 30, 2003, texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others are forbidden on the packaging of tobacco products (descriptors, such as light and mild). The Commission will regularly report on any new scientific and technological developments to the Member States with a view to keep the Directive up to date. The marketing of certain forms of tobacco for oral use (including moist snuff) is still prohibited, without prejudice to article 151 of the Act of Accession of Austria, Finland and Sweden. No later than December 31, 2004, and every two years thereafter, the Commission will submit to the European Parliament, the Council and the Economic and Social Committee a report on the application of this Directive. On submission of the first report, the Commission will indicate in particular the features, which should be reviewed or developed in the light of developments in scientific and technical knowledge. In this report an evaluation will be made of tobacco products which may have the potential to reduce harm.

Council Recommendation 2003/54/EC recommends a number of restrictions to be adopted by the Member States. Such restrictions include that vendors will be obliged to verify the age of consumers purchasing tobacco products, that tobacco products will be removed from self-service displays, that access to vending machines shall be restricted and that sale of cigarettes in packages of less than 19 cigarettes will be prohibited. Furthermore the recommendation includes restrictions on tobacco distance sales for general retail (including sales via the Internet) to adults by using adequate technical means, a prohibition against selling sweets and toys resembling a tobacco product, a prohibition on the use of tobacco brand names on non-tobacco products and services, as well as on the use of promotional items, free gifts, indoor and outdoor billboards and posters and use of advertising in cinemas. The recommendation is intended to supplement a number of Community measures on tobacco control, notably the tobacco labeling Directive and the Directive on tobacco advertising and sponsorship, by addressing aspects of tobacco control which are the responsibility of the Member States. Member States must inform the Commission every two years of action taken in response to this recommendation, which was published in OJ L022 of January 25, 2003.

Commission Decision (2003/641/EC) on the use of colour photographs or other illustrations as health warnings on tobacco packages. Member States can decide whether these kind of graphic health warnings or photographs are required. The Decision establishes rules for the use of colour photographs/graphic warnings on tobacco packages. By September 30, 2004 at the latest, the Commission will provide a library of pre-tested source documents in order to make available a choice of several photographs or other illustrations for each of the additional warnings listed in Annex I to Directive 2001/37/EC. The Commission will make the source documents available on request. Where Member States require health warnings in the form of colour photographs or other illustrations, tobacco packages for which such photographs are required must carry a combined warning taken exclusively from the source documents provided by the Commission, without any changes to any of its components. Member States may choose the source document best adapted to consumers in their countries. This decision does not apply to smokeless tobacco products.

Council Directive 2002/10/EEC regulates the structure and rates of excise duties that are applied on manufactured tobacco products, amending directives 92/79/EEC, 92/80/EEC and 95/59/EEC. The EU’s Member States were required to implement this directive by July 1, 2002 at the latest, but derogations from this deadline were given to Germany, Spain and Greece. The Directive stipulates that the definition of cigars and cigarillos as set out in Council Directive 95/59/EC on taxes other than turnover taxes which affect the consumption of manufactured tobacco should be adapted so that a type of cigar which is similar to a cigarette is treated as a cigarette for excise purposes.

International Framework Convention on Tobacco Control – On June 16, 2003, the EU signed the WHO’s International Framework Convention on Tobacco Control.

United States

The U.S. Federal Trade Commission (the “FTC”) and the Department of Justice regulate the United States tobacco industry. The smokeless portion of the United States tobacco market is regulated by the Comprehensive Smokeless Tobacco Health Education Act of 1986, which is enforced by the FTC. This legislation requires that, among other things, warning texts be prominently displayed on products, packaging, advertising and advertising articles. Advertising smokeless tobacco products via electronic media (radio and television) is prohibited. Swedish Match North America is also subject to an FTC Order that is aimed at television and radio transmissions of events sponsored by the Company.

In addition, the FTC, by consent decree, regulates the packaging and advertising of cigars, requiring that warning texts must be prominently displayed on all cigar product packaging and marketing materials. The federal authorities have not adopted any packaging or advertising regulations covering pipe tobacco, although packaging and advertising regulations are currently under consideration by the FTC. Many states have adopted stricter legislation covering advertising, coupon offers and sampling of smokeless tobacco products. In addition, the minimum age for the purchase and use of the division’s products, such as chewing tobacco, is 18 years in most states.

Chewing tobacco, moist snuff, cigars and pipe tobacco are all subject to excise taxes at the federal and state levels. Federal excise taxes are based on weight whereas state excise taxes are generally expressed as a percentage of the manufacturer’s list or wholesale prices. State excise taxes vary from state to state and from product to product. These taxes vary from a low of zero in three states plus the District of Columbia to a high of 129 percent in the State of Washington. Otherwise, excise taxes are on average in the range of 20-35 percent.

In the Fall of 2003, the United States Senate considered legislation that would grant the FDA authority to regulate tobacco products. Among other things, the legislation called for the prohibition of free samples and self-service displays. The proposed legislation also limited certain advertising and labeling to a text only format and called for a ban on the sale or distribution of non-tobacco items that bear tobacco brand names, such as hats and t-shirts, and would have restricted sponsorship of events to corporate name only. In addition, the FDA was empowered to adopt rules regarding the manufacture, ingredient content, and pre-approval of tobacco products. The proposed legislation failed to garner sufficient support and was not voted on by the Senate. There remains uncertainty as to whether the United States Congress will introduce legislation in the future to permit the FDA to regulate tobacco as outlined above or to permit the FDA to regulate tobacco in a different manner.

During 2003, the US Congress proposed legislation that would provide for a “buy out” of farmers and tobacco farm owners who participate in federally supported tobacco growing programs. The buy out was to be funded by annual assessments imposed upon manufacturers of tobacco products. This legislation did not pass, although it is expected that the US Congress will again consider this issue in 2004.

As opposed to the strict regulatory regimes in which the other divisions operate, legislation requiring that lighters sold in the United States be child-resistant is the only special legislation affecting the match and lighter business.

South Africa

In South Africa the consumption and promotion of tobacco products is regulated and controlled by Parliament (the Supreme Authority) in terms of legislative enactment known as the “Tobacco Products Control Act No. 83 of 1993” (as amended), and the regulations promulgated thereunder. The main thrust of the legislation prohibits or restricts smoking in public places, regulates the sale and advertising of tobacco products and prescribes the health messages that are to be reflected on packages. Highlights from the Tobacco Products Control Act include: the prohibition of smoking tobacco products in any public place, the complete ban on the advertising and promotion of tobacco products, the restriction of the sale of tobacco products except in package bearing the prescribed health warning, the prohibition of the sale of tobacco products to persons under the age of 16 years and the prohibition on the distribution and supply of tobacco products for free, or at a reduced price, or coupled to any reward, such as gifts, cash rebates or rights to participate in contests.

Regulations made in terms of the Act deal with maximum tar and nicotine yield, permissible public smoking areas, point of sale of tobacco products (e.g. signage), exemption from unintended consequences of the legislation and the phasing out of existing sponsorship and contractual obligations. Excise duties including VAT on smoking pipe tobacco products in South Africa are levied at the current uniform rate of 52% of the manufacturers suggested retail price.

The South African Minister of Health has proposed a bill of amendment of the Act. The bill has not yet been enacted by the Parliament. The proposed changes would restrict further the way tobacco business may be undertaken in South Africa mainly by restricting the display of tobacco products at sale, requiring extensive warning labels to be borne by tobacco products, limiting the means of distribution of tobacco products, increasing tax rates and penalties for breaches of the act and prohibiting tax- and duty-free tobacco products.

Seasonality

There is no material seasonality in the consumption of Swedish Match products. There are some quarterly variations in shipments, especially for premium cigars, with heavier purchases by wholesalers and retailers in anticipation of the Christmas/New Year selling season.

Patents and licenses

Swedish Match holds or licenses a number of significant trademarks and other intellectual property rights to the products marketed by the Group wherever such protection is available. In view of the significance of tobacco and lights brand awareness among consumers, it is management’s opinion that the Group’s trademark and other intellectual property rights must have sufficient protection. Despite the steps that the Company has taken to protect its intellectual property rights, the Company cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any current or future patents or trademarks are sufficiently broad to protect its technology and trademarks. Any patents and trademarks that are granted to the Company may be challenged, invalidated or circumvented, and any right granted under the Company’s patents or trademarks may not provide competitive advantages for the Company.

4.C	Organizational Structure

The following is a list of the Company’s significant subsidiaries as of April 26, 2004:

Company	Country of Incorporation	Swedish Match Ownership Interest (%)	Swedish Match Voting Interest (%)
Swedish Match North Europe AB	Sweden	100	100
Swedish Match Distribution AB	Sweden	100	100
Intermatch Sweden AB	Sweden	100	100
Swedish Match Industries AB	Sweden	100	100
Swedish Match Arenco AB	Sweden	100	100
Svenska tändsticksbolaget försäljningsaktiebolag	Sweden	100	100
Swedish Match North America Inc.	United States	100	100
General Cigar Holdings, Inc.	United States	63.52	63.52
Swedish Match Group BV	The Netherlands	100	100
Swedish Match Cigars BV	The Netherlands	100	100
Swedish Match Cigars NV	Belgium	100	100
Swedish Match Lighters BV	The Netherlands	100	100
Swedish Match UK Ltd	United Kingdom	100	100
Swedish Match Nederland BV	The Netherlands	100	100
Swedish Match France SARL	France	100	100
Swedish Match Ireland Ltd	Ireland	100	100
Swedish Match Fosforos Espana SA	Spain	100	100
Swedish Match Kibrit ve Cakmak ve Endustri AS	Turkey	100	100
Swedish Match do Brazil SA	Brazil	98	98
Wimco Ltd	India	74	74
Leonard Dingler (Pty) Ltd	South Africa	100	100
Best Blend (Pty) Ltd	South Africa	100	100
Swedish Match Philippines Inc.	Philippines	100	100

4.D	Property, Plants and Equipment

Swedish Match manufactures its products at 28 production facilities located in 16 countries. The output of a number of the Company’s plants is limited by the environment permits issued.

The Chewing Tobacco product group has one production facility located in Owensboro, Kentucky.

The Cigar product group has production facilities located in Valkenswaard, the Netherlands; Houthalen, Belgium; and Pandaan, Indonesia. The product group also has production units in Santiago, the Dominican Republic and in Dothan, Alabama. The fully owned company Lareka in Valkenswaard (The Netherlands), with operations consisting of reconditioning of machines for the tobacco industry, is also part of the business. Arnold André, a German company with production facilities in Bünde and Königslutter, is 40 percent owned by Swedish Match. General Cigar has production plants situated in Santiago, Dominican Republic and San Pedro, Honduras.

The Lighter Product group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil. There is a partly owned company in Malaysia with assembly plants for semi-finished products.

The Match Product group has production facilities located in Tidaholm and Vetlanda, Sweden; Curitiba and Pirai, Brazil; Valencia, Spain; Orhangazi, Turkey; and Szeged, Hungary. The Company’s consolidated subsidiaries also own factories in Bulgaria and India. In addition, the Company owns a manufacturer of match-making machinery, Swedish Match Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China.

Swedish Match produces pipe tobacco products in Boxburg and Rustenburg, South Africa and Owensboro, Kentucky. Further, Swedish Match has a contract manufacturing agreement for pipe tobacco with the Danish company MacBaren.

The Snuff product group has production facilities located in Gothenburg and Kungälv, Sweden. The production for the American market takes place in Owensboro, Kentucky. With the acquisition of Leonard Dingler, the group has production facilities in South Africa.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	Operating Results

The discussion and analysis by management of the financial condition and results of operations of the Group that follows should be read together with the Selected Financial Data, the Consolidated Financial Statements and the Notes thereto that appear elsewhere herein.

The Group’s Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which differs in certain respects from generally accepted accounting principles applied in the United States. For a discussion of certain differences between Swedish GAAP and U.S. GAAP and a reconciliation of the Group’s shareholders’ equity at December 31, 2002 and 2003 and net income for the years ended December 31, 2001, 2002, and 2003, see Note 26 of the Notes to the Consolidated Financial Statements.

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

Consolidated sales for 2003 reached SEK 13,036 million compared with SEK 13,643 million in 2002. Sales increased in the snuff and pipe tobacco & accessories product areas whereas sales decreased in all other product areas. Income after financial items increased to SEK 2,174 million in 2003 from SEK 2,126 million in 2002, or by 2 percent, while operating income before items affecting comparability decreased to SEK 2,224 million in 2003, from SEK 2,439 million in 2002, or by 9 percent. There was a charge of SEK 68 million in items affecting comparability in 2002.

In 2003 net income per share amounted to SEK 4.66 from which a dividend payment of SEK 1.70 has been approved, to be paid in May 2004.

Business environment

The Group’s smoking and chewing tobacco businesses have generally been characterized by declining volumes over recent years due in part demographic changes and in part to regulations and health concerns in the industrialized countries that comprise the Group’s primary markets. Regulations have limited the consumption of smoking products by imposing bans on smoking in public areas and in the workplace. Taxes have made smoking products increasingly expensive. Individuals have given up smoking due to health concerns or generally changing habits.

In response to the declining demand for cigarettes, as of July 1, 1999 the Company sold its cigarette business to Austria Tabak. In addition, management has had three other principal responses to operating in an environment of declining volumes for smoking and chewing tobacco with a view to maintaining or increasing profitability.

First, as the tobacco industry, including Swedish Match, has generally been characterized by overcapacity, management has continued to implement cost-saving measures through consolidating production, closing plants, reducing personnel, developing more efficient manufacturing processes and, in relation to cigar production in particular, developing more highly automated production.

Second, the Group has generally been able to effect price increases that compensate or occasionally more than compensate for volume declines. Price increases are aided by the fact that the price charged by a manufacturer is a relatively small percentage of the consumer price due to high taxes. However, there can be no assurance that the Group will be able to continue to effect price increases as it has in the past.

Third, the Group has introduced new brands and product variants, and to some extent, expanded its markets geographically, as well as increased sales of certain existing products. The Company’s most important product category – moist snuff – often serves as a cigarette alternative product in some markets and thus enjoys a growth potential as cigarette consumers opt to switch to moist snuff.

In most of the important markets in which the Company sells matches , there has also been a general decline in the volumes of matches sold due to declining volumes of smoking products in industrialized countries, to the substitution of matches by disposable lighters and to increased electrification worldwide. The match and lighter markets are characterized by production overcapacity. Management has sought to introduce price increases and to rationalize operations while also seeking new markets in Europe and elsewhere. Rationalization measures have included consolidating operations through reduction of production capacity and reducing the number of product variants.

Tobacco taxes

Taxes generally represent a significant percentage of the consumer price of tobacco products and have been steadily increased by governments in many of Swedish Match’s markets.

Currency

Certain of the Group’s product areas are significantly affected by fluctuations in foreign currency exchange rates.

In the Chewing Tobacco product area and the United States part of the Snuff and Cigar product areas, changes in the U.S. dollar against the Swedish krona exchange rate have a translation impact.

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

In the Match product area, Swedish Match operates production facilities in Brazil, throughout Europe and in India. Results are affected by movements between the Swedish krona and local currencies.

Country risks

The Company maintains a large global presence, primarily through its matches and lighters operations, and these operations can be significantly and adversely affected by political and economic instability in developing world countries. The Company believes that its future results of operations and financial condition will be affected by the economic, regulatory and political situations in the countries in which it conducts its operations, which situations are generally unpredictable and outside the control of the Company. For further information concerning the Company’s trend information see “Item 5. D Trend Information”.

Critical Accounting Policies

Swedish Match’s consolidated financial statements are prepared in accordance with Swedish GAAP, which requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Swedish GAAP differs in certain significant respects from U.S. GAAP. Accordingly, the Company has prepared a description of the significant differences and a reconciliation of consolidated net income and stockholders’ equity from Swedish GAAP to U.S. GAAP in Note 26 of the Notes to the Consolidated Financial Statements. In preparing these financial statements, the Company’s management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. Swedish GAAP is to adopt the accounting principles issued by the International Accounting Standards Board in full as from January 1, 2005. The adoption of new accounting standards could have a significant impact on the Company’s financial statements in the year of change as well as in future years.

Management believes the following represents Swedish Match’s critical accounting policies under Swedish GAAP and U.S. GAAP. For a further discussion of the application of these and other accounting policies, see Note 1 and Note 26 of the Notes to the Consolidated Financial Statements.

Intangible assets

Goodwill is normally amortized on a straight-line basis over 5 to 20 years. Goodwill in larger subsidiaries that have been operating for more than 20 years and have strong brands and a good market position is amortized over 20 years. Acquired trademarks are amortized over 20 years if similar conditions exist. The value of goodwill and other intangible assets is evaluated regularly to determine whether events or circumstances indicate that the value of the intangible asset is impaired. These evaluations necessarily include significant judgments made by management. Future events could cause management to conclude that impairment indicators exist and that an intangible asset is impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. Under Swedish GAAP, the Company’s intangible assets amounted to SEK 3,648 million in 2003 compared with SEK 4,145 million in 2002. Amortization in 2003 amounted to SEK 319 million compared with SEK 327 million in 2002 under Swedish GAAP. Under U.S. GAAP, the Company’s intangible assets amounted to SEK 5,352 million in 2003 compared with SEK 5,652 million in 2002. Amortization under U.S. GAAP amounted to SEK 107 million in 2003 compared with SEK 119 million in 2002.

According to Swedish accounting principles, goodwill is to be amortized in a systematic manner over its useful life. The useful life for goodwill is always limited. In accordance with the U.S. accounting recommendation FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have a indefinite useful lives may no longer be subject to amortization. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. As a consequence, the goodwill amortizations made during 2002 and 2003, in accordance with Swedish accounting principles, SEK 208 million and SEK 212 million respectively, were reversed for U.S. GAAP purposes. According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. The implied value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with U.S. GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations was calculated as the present value of the estimated future payments which the operations can be expected to give rise to. Subsequent impairment tests of goodwill have not resulted in any impairment losses. The Group does not have any intangible assets with an indefinite life other than goodwill.

Deferred taxes

Deferred taxes are recognized for temporary differences which arise between the tax and book value of assets and liabilities as well as for unutilized tax losses carry-forwards to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Deferred tax assets for unutilized tax losses amounted to SEK 168 million in 2003. Uncertainty in the future outlook for the economy or other failure to estimate future profit accurately could result in lower taxable income in the future in the subsidiaries where deferred tax assets for tax losses are at hand. As a consequence the actual utilization of deferred tax assets may differ from expected utilization and therefore may affect future earnings.

Under U.S. GAAP deferred tax is recognized for all timing differences and a valuation allowance is established to the extent that it is more likely than not that a deferred tax asset will not be realized. The accounting policies under Swedish GAAP and U.S. GAAP have not given rise to any GAAP differences related to deferred tax assets.

Legal proceedings

As discussed in Item 8 and Note 22 of the Notes to the Consolidated Financial Statements, Swedish Match is currently involved in certain legal proceedings. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending or future tobacco-related litigation, and the Company has not provided any amounts in the Consolidated Financial Statements for unfavorable outcomes, if any. It is possible that the Company’s business, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of certain pending litigation.

Accounting for pensions

Under Swedish GAAP, pensions are accounted for as an expense by each of the Swedish Match entities, where suitable, based on the principles deemed appropriate for local statutory purposes. As from January 1, 2004 the Company will adopt a new accounting standard, RR 29, which requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. The Company has assessed the impact of adopting RR 29 on its consolidated financial statements. The benefit obligations of the Company’s defined benefit plans have been estimated to exceed the fair value of plan assets with SEK 260 million net after taxes. The deficit will be charged to opening equity on January 1, 2004 in accordance with RR 29. Calculating pension obligations require management to make assumptions on discount rate, expected return on plan assets and rate of compensation increase. Actual results could differ from the assumptions made.

Under U.S. GAAP, pensions are accounted for in accordance with FAS No. 87 “Employers’ Accounting for Pensions”. The Group has estimated the effect on net income and shareholders’ equity assuming FAS No. 87 provisions would be applied as set forth in note 26 to the Consolidated Financial Statements.

Results of Operations

The following table sets forth the net sales and operating profit by product for the periods indicated.

	For the years ended December 31,
	2001	2002	2003
	(SEK millions unless otherwise stated)
Snuff
Sales	2,457	2,788	2,995
Operating income	950	1,233	1,386
Operating margin, %	38.7	44.2	46.3

Chewing Tobacco
Sales	1,377	1,333	1,146
Operating income	372	406	336
Operating margin, %	27.0	30.5	29.3

Cigars
Sales	3,481	3,318	3,008
Operating income	420	472	393
Operating margin, %	12.1	14.2	13.1

Pipe Tobacco & Accessories
Sales	933	843	909
Operating income	236	164	201
Operating margin, %	25.3	19.5	22.1

Matches
Sales	1,690	1,648	1,395
Operating income	183	221	83
Operating margin, %	10.8	13.4	5.9

Lighters
Sales	809	700	599
Operating income	101	56	14
Operating margin, %	12.5	8.0	2.3

Other operations
Sales	2,888	3,013	2,984
Operating income	-149	-181	-189

Group Total
Sales	13,635	13,643	13,036
Operating income	2,113	2,371	2,224
Operating margin, %	15.5	17.4	17.1

2003 compared with 2002

Sales

Group net sales amounted to SEK 13,036 million in 2003 compared with SEK 13,643 million in 2002, a decrease by 4 percent. Group net sales in local currency increased by 3 percent. Sales in the Snuff product area increased while other product areas decreased.

Sales in the Snuff product area increased by 7 percent to SEK 2,995 million in 2003 from SEK 2,788 million in 2002. Sales in local currency increased by 12 percent. Sales increased in both of its main markets – the Nordic market and North America. In the Nordic market, volume grew by 4 percent. In the United States, volume grew by 5 percent. At year end the market share in the United States was slightly more than 9 percent according to Nielsen data.

Sales in the Chewing Tobacco product area decreased by 14 percent to SEK 1,146 million in 2003 compared with SEK 1,333 million in 2002. Sales increased by 3 percent in local currency. The chewing tobacco segment in the United States has been characterized by annual volume declines of approximately 3 to 5 percent. In 2003 the market decreased by 5 percent.

In the Cigar product area sales decreased by 9 percent from SEK 3,318 million in 2002 to SEK 3,008 million in 2003, mostly due to currency translation impact compared to the prior year. In local currency sales increased in the North American market for both mass market and premium cigars. Sales of cigars in Europe declined.

Sales by the Pipe Tobacco & Accessories product area increased by 8 percent to SEK 909 million in 2003 compared with SEK 843 million in 2002. Sales volume declined in 2003 but was favorably impacted by an increase in the value of the South African Rand versus the prior year period.

Sales by the Matches product area decreased by 15 percent to SEK 1,395 million in 2003 from SEK 1,648 million in 2002, due to significant volume reductions on several of the large markets. Currency translation impact compared to the prior year reduced sales by 11 percent.

Sales by the Lighters product area decreased by 14 percent to SEK 599 million in 2003 from SEK 700 million in 2002. The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively.

Operating income

Operating income decreased in 2003 to SEK 2,224 million from SEK 2,371 million in 2002. Operating income has been negatively impacted by currency translations of an amount of SEK 202 million. Operating income improved in the Snuff and Pipe tobacco and Accessories product areas and decreased in the Chewing Tobacco, Cigars, Matches and Lighters product areas.

The Snuff product area’s operating income was SEK 1,386 million in 2003 compared with SEK 1,233 million in 2002. The increased operating income is mainly due to improved volumes and a better operating margin. Operating income was negatively affected by translation effects when translating foreign subsidiaries into Swedish kronor.

Operating income for the Chewing Tobacco product area decreased to SEK 336 million in 2003 from SEK 406 million in 2002. The decrease in operating income is primarily a result of the weaker U.S. dollar against the Swedish Krona.

Operating income from the Cigar product area decreased from SEK 472 million in 2002 to SEK 393 million in 2003. The decline was partly due to currency effects after translating results in North America into Swedish kronor amounting to SEK 58 million. Significant legal expenses in the premium cigar operation related to the dispute between General Cigar and Cubatobaco over the Cohiba brand as well as costs of SEK 30 million for restructuring in Europe have affected operating results negatively.

Operating income from the Pipe Tobacco and Accessories product area increased by 23 percent to SEK 201 million in 2003 compared with SEK 164 million in 2002. The increase was primarily attributable to improved margins in South Africa. The currency translation between the South African Rand and the Swedish Krona also impacted results favorably.

Operating income from the Matches product area decreased to SEK 83 million in 2003 from SEK 221 million in 2002. The lower operating income is attributable to lower volumes in several markets and negative impact from currency translation. Costs of SEK 30 million for restructuring in Europe during the fourth quarter 2003 was incurred.

Operating income from the Lighters product area decreased to SEK 14 million in 2003 compared with SEK 56 million in 2002. The lower operating income is due to intense price competition and a decrease in operating margin for export of lighters produced in Europe as a result of the strong Euro.

Other activities include, among other things, the distribution of tobacco products in the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. Operating income in 2003 amounted to a deficit of SEK 189 million compared with a deficit of SEK 181 million in 2002.

2002 compared with 2001

Sales

Group net sales amounted to SEK 13,643 million in 2002 compared with SEK 13,635 million in 2001. Growth in the snuff product area was offset by primarily currency related declines in other product areas. Currency translation impact compared to prior year reduced reported sales by 4 percentage points.

Sales in the Snuff product area increased by 13 percent to SEK 2,788 million in 2002 from SEK 2,457 million in 2001. Sales increased in both of the Company’s main markets – the Nordic market and North America. In the Nordic market, volume grew by 6 percent. In the United States, volume grew by 10 percent. The Company continued to improve its market position in the United States. At year end the market share in the United States had increased by 1 percentage point to slightly more than 9 percent.

Sales in the Chewing Tobacco product area decreased by 3 percent to SEK 1,333 million in 2002 compared with SEK 1,377 million in 2001. In local currency sales increased by 3 percent. The chewing tobacco segment in the United States is characterized by annual volume declines of approximately 4 percent. In 2002, the volume in this segment declined somewhat less than 4 percent.

In the Cigar product area sales decreased by 5 percent from SEK 3,481 million in 2001 to SEK 3,318 million in 2002. In local currency sales were flat. Swedish Match North American mass-market cigar volume declined, while European cigar volume and US premium business were stable.

Sales by the Pipe Tobacco & Accessories product area decreased by 10 percent to SEK 843 million in 2002 compared with SEK 933 million in 2001. Sales were negatively impacted by a significant decline in the value of the South African Rand versus the prior year period, as well as weaker volumes in several markets.

Sales by the Matches product area decreased by 2 percent to SEK 1,648 million in 2002 from SEK 1,690 million in 2001.

Sales by the Lighters product area decreased by 13 percent to SEK 700 million in 2002 from SEK 809 million in 2001. The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively.

Operating income

Operating income increased in 2002 to SEK 2,371 million from SEK 2,113 million 2001. Operating income improved in the snuff, chewing tobacco, cigars and matches product areas and decreased in the pipe tobacco & accessories and lighters product areas.

The Snuff product area’s operating income was SEK 1,233 million in 2002 compared with SEK 950 million in 2001. The increased operating income is mainly due to improved volumes but also due to positive price/mix effects, as well as somewhat lower marketing spending.

Operating income for the Chewing Tobacco product area increased to SEK 406 million in 2002 from SEK 372 million in 2001. Operating income improvement is a result of price increases and lower expenses.

Operating income from the Cigar product area increased from SEK 420 million in 2001 to SEK 472 million in 2002. The increase was primarily attributable to somewhat lower operating costs.

Operating income from the Pipe Tobacco and Accessories product area decreased by 31 percent to SEK 164 million in 2002 compared with SEK 236 million in 2001. The decrease was primarily attributable to the decline in value of the South African Rand as well as lower volumes.

Operating income from the Matches product area increased to SEK 221 million in 2002 from SEK 183 million in 2001. The improvement in operating income is attributable to strong volumes in certain non-European markets.

Operating income from the Lighters product area decreased to SEK 56 million in 2002 compared with SEK 101 million in 2001. The lower operating income is due to intense price competition and a decrease in operating margin for export of lighters produced in Europe as a result of the strong Euro. A restructuring charge of SEK 18 million also impacted operating income unfavorably.

Other activities include, among other things, the distribution of tobacco products in the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. Operating income in 2002 amounted to a deficit of SEK 181 million compared with a deficit of SEK 149 million in 2001.

Items affecting comparability

Swedish Match records non-recurring items in connection with major restructurings, significant employee reductions, reorganizations of production structure and goodwill write-offs as items affecting comparability. In addition, Swedish Match has recorded certain one-time gains as items affecting comparability.

Swedish Match did not record any items affecting comparability in 2003.

In 2002 the Company recorded SEK 68 million as items affecting comparability pertaining to a rationalization program in Continental Europe, both within sales and production of cigars and lighters.

A provision of SEK 80 million pertaining to restructuring of cigar operations in Belgium and the United States was entered as an item affecting comparability in 2001.

Net financial expense

Net interest expense amounted to SEK 54 million in 2003 compared with SEK 229 million in 2002. Interest income increased to SEK 229 million in 2003 from SEK 108 million in 2002. Interest expense decreased to SEK 283 million in 2003 compared with SEK 337 million in 2002. The decrease in net interest expense is due to a profitable cancellation of interest swap agreements of SEK 120 million and positive impact from a favorable premium of SEK 61 million on an equity hedge pertaining to the equity in the North American operation. Other financial items, net, amounted to an income of SEK 4 million in 2003 compared with an expense of SEK 16 million in 2002. Other financial income and expense in 2003 include currency exchange differences and a gain on sales of certain investments, amounting to SEK 17 million.

Net interest expense amounted to SEK 229 million in 2002 compared with SEK 286 million in 2001. Interest income decreased to SEK 108 million in 2002 from SEK 121 million in 2001. Interest expense decreased to SEK 337 million in 2002 compared with SEK 407 million in 2001. The decrease in net interest expense is due to a positive impact from a favorable premium of SEK 20 million on an equity hedge pertaining to the equity in the North American operation. Other financial items, net, amounted to an expense of SEK 16 million in 2002 compared with an income of SEK 13 million in 2001. Other financial expense in 2002 includes currency exchange differences.

Income taxes

Income taxes in 2003 amounted to SEK 572 million corresponding to an effective tax rate of 26 percent. The tax rate of the group generally is higher than the Swedish tax rate of 28 percent due to the influence of foreign tax rates, which are usually higher than the Swedish tax rate, and non-deductible goodwill. However, in 2003 the tax rate was favorably impacted from certain one-time items.

Income taxes in 2002 amounted to SEK 648 million. The effective tax rate in 2002 of 30 percent was lower than the effective tax rate of 32 percent in 2001 due to the utilization of tax losses in 2002.

Income taxes in 2001 amounted to SEK 589 million corresponding to an effective tax rate of 32 percent.

The possibility of utilizing tax loss carryforwards and allocations such as accelerated depreciation affects the Company’s tax expense. As of December 31, 2003, unutilized tax-loss carryforwards amounted to SEK 856 million. Unutilized tax-loss carryforwards are attributable to operations outside Sweden, and it is estimated that only approximately SEK 479 million of these will be utilized in future years although the amount ultimately utilized will depend upon the Company’s geographic distribution of income. The estimated tax on this amount has been included as a deferred tax asset in the Consolidated Financial Statements. See Note 6 to the Consolidated Financial Statements.

The Group is not involved in any tax litigation that could materially affect its results of operations or financial condition.

Net Income

Net income increased to SEK 1,558 million in 2003 from SEK 1,429 million in 2002 and SEK 1,228 million in 2001 due to the factors described above.

Recently issued accounting pronouncements

FAS 149

In April 2003, the FASB issued FAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Adoption of this statement did not have a material impact on Swedish Match’s consolidated US GAAP financial statements

FAS 150

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003 FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued. FAS 150 clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6 “Elements of Financial Statements” as well as other items. The statement requires that financial instruments having certain obligations, which can or must be settled by issuing equity or cash to classify and measure such instrument as a liability. This statement will be effective for the Company beginning December 1, 2004. The adoption of this statement is not expected to have a material impact on Swedish Match’s consolidated US GAAP financial statements.

SAB 104

On December 17, 2003 the Staff of the Securities and Exchange Commission issued Staff Bulletin 104 (SAB 104), “Revenue Recognition”, which supersedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element accounting guidance, superseded as a result of the issuance of EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. There was no impact in the Group’s consolidated financial statements as a result of adopting SAB 104.

FIN 46

Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) “Consolidation of Variables Interest Entities, an interpretation of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements.’” This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” of “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the interest holder exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

FIN 46 is required to be immediately applied by all entities with a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created after January 31, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Swedish Match does not have any material VIEs created after January 31, 2003. In accordance with the transition provisions of FIN 46, Swedish Match will adopt FIN 46-R for all VIEs in 2004. Disclosures in relation to the nature, size and potential maximum loss in relation to other VIEs created or acquired before January 31, 2003 where it is reasonably possible Swedish Match will consolidate these entities on adoption of FIN 46-R, or where Swedish Match is not the primary beneficiary but has a significant variable interest are discussed below.

Swedish Match is in the process of assessing its potential VIEs and the impact of adopting FIN 46 in its financial statements. Swedish Match holds 64 percent of the American company General Cigar. The Cullman family holds the remaining 36 percent. General Cigar is consolidated by Swedish March for purposes of Swedish GAAP. In accordance with the shareholder agreement between Swedish Match and the Cullman Family, the Cullman Family are afforded substantive participating rights, which entitles them to actively participate in significant issues pertaining to daily operations of General Cigar. Accordingly, under US GAAP, General Cigar is accounted for under the equity method. Swedish Match is evaluating whether General Cigar should be consolidated according to FIN 46. A consolidation of General Cigar would not have had any effect on net income or shareholders’ equity. However, total assets as of December 31, 2003 would have increased by SEK 1,377 million, total liabilities would have increased by SEK 808 million and minority interest would have increased by SEK 569 million. In 1998 Swedish Match sold property and is now leasing the same property in accordance with a leasing agreement, which according to Swedish accounting principles is classified as an operating lease. As Swedish Match has an option to repurchase this property, the sales are, in accordance with US GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. Under US GAAP, the property remains on the books of the Company and depreciation continues to be recorded. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and leasing it back to Swedish Match. Swedish Match has paid SEK 10 million of capital into this entity and has no further obligations except for the quarterly leasing costs. The leasing company has put SEK 5 million of Capital into the entity, arranged with external financing, and has unlimited liability for the liabilities of the entity. Swedish Match is currently evaluating the classification under FIN 46. Swedish Match does not expect a consolidation of the leasing entity to have a material effect on its US GAAP consolidated earnings and financial position.

Swedish GAAP

Swedish Match adopted RR 22, RR 24, RR 25, RR 26, RR 27 and RR 28 as of January 1, 2003. The company will adopt RR 29 as of January 1, 2004.

Transition to International Financial Reporting Standards (IFRS)

As from 2005, Swedish Match, in common with other exchange-listed companies within the EU, will prepare its financial reports in accordance with International Financial Reporting Standards (IFRS). Accordingly, the annual report for 2004 will be the last annual report to be prepared in accordance with the Swedish Financial Accounting Standards Council’s recommendations. The interim report for the first quarter of 2005 and the annual report for 2005 will include reconciliation between the balance sheets and income statements for 2004 in accordance with IFRS and in accordance with the Company’s present accounting principles.

The Swedish Financial Accounting Standards Council’s recommendations have gradually moved closer to IFRS, but the number of differences is increasing as a result of the changes to IFRS currently being implemented. Not all of the IFRS that will be applied in 2005 are available as yet in their definitive form. Swedish Match is continuously following developments to facilitate adaptation to the new regulations. Based on what is known to date, the major differences between the present accounting principles and the incoming IFRS will be as follows:

•	Reporting of employee benefits (this difference will disappear with the introduction of the Swedish Financial Accounting Standards Council’s recommendation RR 29, Employee Benefits effective January 1, 2004).

•	Reporting of financial instruments, which means that a greater number of instruments will be reported at their fair value and will require more detailed criterion to be met in order to achieve hedge accounting.

•	Goodwill and certain intangible assets will no longer be amortized. Instead, it will be obligatory to annually test for impairment.

•	Growing forest and tobacco is to be reported at fair market value. Today, growing forest and tobacco is valued at cost.

•	Employee options programs must be expensed at their fair value at the time of issue.

The company’s financial reports will also be affected by the changed requirements in IFRS regarding classifications and disclosures. These changes could also affect certain ratios. However, the Company has not progressed sufficiently far with the introduction of IFRS to be able to quantify these differences.

Swedish Match is currently reviewing its reporting procedures to facilitate the collection of the data that will be needed for reporting in accordance with IFRS. During 2004, the Company will also gather the information that will be used for comparable amounts in the interim reports and annual report for 2005. Since mid-year 2003, a number of working groups have been studying these issues. Swedish Match plans to test the new principles during the second half of 2004.

Initial training of the personnel involved has been implemented and will be supplemented on an ongoing basis during 2004.

Share structure

A number of measures were implemented during 2001, 2002 and 2003 as part of the Company’s effort to optimize its balance sheet. During 2001 25.1 million shares were repurchased under the Company’s buyback program at an average price of SEK 46.49. During 2002 8 million shares were repurchased at an average price of SEK 69.04 and during 2003 15.3 million shares were repurchased at an average price of SEK 62.83. During the same period the Annual General Meetings have approved reductions of the share capital by cancellation of repurchased shares. In 2001 the share capital was reduced by an amount of SEK 36 million by canceling 15 million shares. In 2002 the share capital was reduced by an amount of SEK 24 million by canceling 10 million shares and in 2003, the share capital was reduced by another SEK 24 million by canceling a further 10 million shares. All reductions of the share capital were made through a transfer from share capital to unrestricted reserves. Following the reductions, the share capital of the Company as at December 31, 2003 amounted to SEK 843.8 million, represented by 351.6 million shares, each with a par value of SEK 2.40. During 2003 the Company also sold 1.6 million treasury shares a result of option holders exercising their call rights. As a result of the repurchase, selling of treasury shares and after the cancellations, Swedish Match held 23.3 million shares, equal to 6.6 percent of the Company’s total outstanding shares at December 31, 2003. The total number of shares outstanding, net after buybacks, amounted to 328.3 million. In addition, the Company had issued call options on its treasury shares corresponding to 6 million shares. Share buybacks have continued in 2004. From January 1, 2004 through April 26, 2004 the Company has repurchased a further 1.5 million shares and sold 1.6 million treasury shares as a result of options holders redeeming their options. As of April 26, 2004 Swedish Match held 23.1 million shares, equal to 6.6 percent of the Company’s total outstanding shares and after issuing additional call options has issued call options on its treasury shares corresponding to 5.3 million shares. The call options can be exercised successively from 2004 to 2009. At he Annual General Meeting on April 26, 2004 shareholders approved the cancellation of 15 million shares repurchased under previous buyback programs. Shareholders at the meeting also approved the proposal that the Company’s holdings of its own shares may not exceed 10 percent of the total shares outstanding.

5.B	Liquidity and Capital Resources

At present, the principal sources of liquidity for Swedish Match’s business and operating needs are internally generated funds from its operations and available borrowings from credit institutions. In the Company’s opinion, working capital is sufficient for the company’s present requirements. There are no major restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends.

Debt structure and liquid funds

In 1998 Swedish Match established a medium-term notes program for issuance of debt securities of SEK 2,000 million which program was increased to SEK 4,000 million in 2001. The Company had debt securities of SEK 1,482 million outstanding as of December 31, 2003 with the following maturities.

Amount	Maturity, year	Interest rate, percent (1)
SEK 60 million	2004	3.30-3.47
SEK 500 million	2005	3.45 –3.50
SEK 299 million	2007	5.56
SEK 623 million	2008	2.43-3.62

(1)	Most interest rates have been swapped to a variable three-month rate.

In 1999 the Company established a medium-term notes program for issuance of debt securities of euro 500 million, which program was increased to euro 1,000 million in 2001. The Company had debt securities of euro 395 million, equivalent to SEK 3,378 million, outstanding as of December 31, 2003 and with the following maturities.

Amount	Maturity, year	Interest rate, percent (1)
SEK 541 million	2004	2.94-3.54
SEK 128 million	2005	2.75
SEK 2,527 million	2006	2.92-5.93
SEK 91 million	2008	2.82
SEK 91 million	2010	2.96

(1)	Interest rates have been swapped to variable three-month rate

The net proceeds from the sale of the unsecured debt from the two medium-term programs were used for general corporate purposes including investments in acquisitions of subsidiaries and buyback of shares.

In 1998, the Company sold a property and is now renting the same property in accordance with a leasing agreement, which according to Swedish accounting principles is classified as an operating lease. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and renting it back to Swedish Match. Swedish Match paid SEK 10 million of capital into this entity and has no further obligation but for the quarterly renting costs. The leasing company put SEK 5 million of capital into the entity, arranged with external financing, and has unlimited liability for the liabilities of the entity.

Swedish Match is in compliance with all covenants or other requirements set forth in its credit agreements. Furthermore, Swedish Match does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in the Company’s credit rating could adversely affect Swedish Match’s ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. For example, a downgrade in credit rating could preclude Swedish Match’s ability to issue debt securities under its current programs. Should this occur, Swedish Match would seek alternative sources of funding including other potential bond offerings and secured lending. Swedish Match has the ability to draw upon its euro 255 million revolving credit facility prior to its commitment termination in April 2008. This facility requires the Company to have a ratio of income after financial items plus interest expense divided by interest expense of at least 3.

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

At the end of 2003, liquid funds amounted to SEK 2,666 million, compared with SEK 2,016 million at the beginning of the year.

At year-end 2003, SEK 1,497 million of the Group’s liquid funds were deposited in bank accounts and SEK 1,169 million in other financial investments. The SEK 1,169 of other financial investments is made up of SEK 616 million in treasury bills, SEK 149 million in bank certificates, SEK 398 million in mortgage certificates and SEK 6 in other financial investments. Investment of the liquidity surplus is made in accordance with the finance policy determined by the Board.

Swedish Match’s liquidity flows are considerably greater than the 2003 net sales of SEK 13,036 million. This is because Swedish Match also charges tobacco taxes and VAT on the tobacco tax portion of the sales prices for sales to customers. Tobacco tax for the Group in 2003 amounted to SEK 8,805 million. Tobacco tax and VAT on tobacco tax in the Swedish operation amounted to SEK 10,098 million during 2003.

Cash provided by operations and investing and financing activities

Cash flow from operations, as set forth in the Consolidated Statements of Cash Flows, during 2003 amounted to SEK 2,638 million during 2003, compared with SEK 2,585 million in 2002 and SEK 1,609 million in 2001. The increase in 2003 compared with 2002 is primarily attributed to a decrease in operating capital offset by higher taxes paid in 2003. The increase in 2002 compared with 2001 was primarily due to higher profit before depreciation and amortization, lower amount of taxes paid and a decrease in operating capital.

Cash flow from investing activities totalled SEK 625 million in 2003 compared with SEK 717 million in 2002 and SEK 1,520 million in 2001. The change between 2003 and 2002 is primarily due to lower capital expenditure in 2003. The change between 2002 and 2001 is primarily due to a lower amount spent on acquisitions in 2002 compared with 2001.

Cash flow from financing activities in 2003 was an outflow of SEK 1,327 million in 2003 compared with an outflow of SEK 1,366 million in 2002 and an outflow of SEK 1,453 million in 2001. The change between 2003 and 2002 is due to a decrease in amortization of loans offset by increased buy-backs of shares . The change between 2002 and 2001 is due to long-term borrowing and a higher amount of share buy-backs in 2001.

5.C	Research and Development, Patents and Licenses, etc.

Swedish Match has research and development activities in Sweden and the United States for its Tobacco operations, focusing on properties of the tobacco plant. The Company also has limited research and development activities in other countries, notably in Europe. Included in selling expenses are expenses for research and development and similar expenses amounting to SEK 100 million, SEK 99 million and SEK 100 million for the years ended December 31, 2001, 2002 and 2003, respectively. For a discussion on the Company’s patents, trademarks and licenses, see “Item 4.B. Business Overview”.

5.D	Trend Information

The following discussion includes statements that are forward-looking in nature. Whether such statements ultimately prove to be accurate depends upon a variety of factors that may affect the Company’s business and operations. Certain of these factors are discussed in “Forward-Looking Statements”. Historical trends are not necessarily indicative of the results that may be expected for any future period.

Product areas

Snuff

Snuff has been Swedish Match’s driving segment for organic growth for a number of years. The Company believes that with restrictions on tobacco smoking, smokeless alternatives are gaining a greater market potential. In addition, snuff is a traditional product that has become increasingly socially acceptable. Market volume growth has been between 3 to 5 percent per year for North Europe and North America and the volumes are expected to continue to grow.

Chewing Tobacco

Consumption of chewing tobacco has been declining by an average of 4 percent per year over the past three years, continuing a long-term trend. The reason is primarily demographic – the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors. Swedish Match expects consumption volume to continue to decline.

Cigars

Until 1997, the American cigar market was characterized by strong growth in the premium segment. In 1998, the very sharp market growth for cigars weakened. Excess inventories had been built up by manufacturers and distributors, and this led to price competition in the premium segment. In 1999 total consumption of cigars stabilized, and large excess inventories of product in the commercial chain reduced somewhat, negatively affecting manufacturers’ sales despite stable consumption. In 2000, consumption of mass market cigars increased slightly, while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In the second half of 2001, the premium tobacco market in the United States experienced some weakness, most likely tied to general economic weakness in the United States economy. The market for premiums cigars in the United States improved slightly during 2002. The European market remained relatively stable. In 2003 the total U.S. mass market cigar segment grew approximately 3 percent, while market growth in the U.S. premium and European cigars was relatively flat. In 2003 the most significant trend was in the increasing size of the flavored cigar subsegment of the market in the United States. The world market for cigars has been growing over the last years, but with considerable differences between markets. Swedish Match expects the world market for cigars to continue to grow.

Pipe Tobacco

The world market for pipe tobacco has been declining by more than 7- 10 percent annually in volume terms. The main reason is demographic – the increasing average age of consumers and the weak influx of new buyers. Swedish Match expects market volume for pipe tobacco to continue to decline, the slight increase in demand for pipe tobacco in the premium and value price segments to continue to increase and the demand in the moderate price segment to continue to decrease.

Matches and Lighters

In most of the markets where Swedish Match operates there has been a general decline in the volumes of matches sold due, in industrialized countries, to declining volumes of smoking products, to substitution of disposable lighters for matches and to increased electrification worldwide. Market volume for lighters in the US and Europe has been declining by up to 5 percent per year. Swedish Match expects market volume for matches and lighters to continue to decline.

Regulation

The manufacture, marketing and sale of tobacco are highly regulated. Approximately 87 percent of Swedish Match’s turnover originates in the European Union, South Africa and the United States. In these markets, the business in the tobacco segment is subject to a great number of restrictions and excise duties. A major risk to the future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced.

For a brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), United States, and South African tobacco markets, see “Item 4.B. Business Overview – Regulation”.

5.E	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F	Tabular Disclosure of Contractual Obligations

The following summarizes the Company’s contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Maturity profile in SEK millions	Total	< 1 year	1-3 years	4-5 years	After 5 years
Long term debt obligations	5,381	846	3,432	1,013	91
Capital (finance) lease obligations	0	0	0	0	0
Non cancelable operating leases (1)	1,138	113	186	165	674
Purchase obligations	274	253	21	0	0
Other liabilities	66	0	66	0	0

Total	6,860	1,212	3,705	1,178	765

(1)	Included in these amounts are payments totaling SEK 942 million which are treated as an operating lease under Swedish GAAP but are treated as a financing arrangement under U.S. GAAP. Under U.S. GAAP debt of SEK 737 million is recorded on the balance sheet related to the leasing arrangement.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

General

Under the Swedish Companies Act of (1975:1385), the Board of Directors shall be charged with the organization of the company and the management of the company’s operations. The Board of Directors shall ensure that the company’ organization in respect of accounting, management of funds, and the company’s financial position in general includes satisfactory controls. The Board of Director’s liability and duty to supervise cannot be delegated to any other party. The Company’s Articles of Association (the “Articles”) provide for a Board of Directors elected by its shareholders of not fewer than five nor more than ten directors. Swedish law provides for the appointment of three additional directors (two directors if the Company is active in only one industry) and the same number of deputy directors by the unions representing the Company’s employees. Under Swedish law, the managing director and at least one-half of the Board members must be resident in a European Economic Area country unless the Swedish government or an authority appointed by the government in a particular case grants an exemption. All directors, other than union appointees, are elected by resolution of a General Meeting of Shareholders. The term of office of a director elected by the Annual General Meeting is until the following Annual General Meeting, but a director may serve any number of consecutive terms. Directors may be removed from office by a General Meeting of Shareholders at any time, and vacancies on the Board of Directors, except when filled by a deputy director, may only be filled by shareholder resolution. The Compensation of the directors elected by the shareholders is decided at each Annual General Meeting.

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

Board of Directors

As of April 26, 2004, the Directors of the Company were:

Name	Born	Position	Start of Term	End of Term
Bernt Magnusson	1941	Chairman	1995	2005

Jan Blomberg	1939	Director	1996	2005

Tuve Johannesson	1943	Director	2002	2005

Arne Jurbrant	1942	Director	2002	2005

Meg Tivéus	1943	Director	1999	2005

Karsten Slotte	1953	Director	2004	2005

Kenneth Ek	1953	Director	1999	Member until further notice

Eva Larsson	1958	Director	1999	Member until further notice

Joakim Lindström	1965	Director	2001	Member until further notice

Stig Karlsson	1941	Deputy Director	1999	Deputy member until further notice

Eeva Kazemi-Vala	1949	Deputy Director	2004	Deputy member until further notice

Håkan Johansson	1969	Deputy Director	2004	Deputy member until further notice

On March 19, 2004, Lennart Sundén left the Company and his positions as President, CEO and member of the Board. On the same date, Sven Hindrikes was appointed acting President and CEO and on June 1, 2004 he was appointed President and CEO. Klaus Unger declined reelection to the Board at the Annual Shareholders Meeting on April 26, 2004.

On April 26, 2004 Eva Kazemi-Vala was appointed deputy director to replace Lennart Johansson and Håkan Johansson was appointed deputy director to replace Chister Hylén.

Bernt Magnusson. Born 1941. Chairman since 1995. Board member since 1993. Chairman of the Compensation Committee. Other Board assignments: Chairman of Försäkringsaktiebolaget Skandia (publ), Chairman of Dyno Nobel ASA. Board member of Volvo Car Corp., Höganäs AB, Pharmadule AB and Net Insight AB. Advisor to the European Bank for Reconstruction and Development.

Jan Blomberg. Born 1939. Board member since 1996. Chairman of the Audit Committee and member of the Compensation Committee. Other Board assignments: Chairman of Handelsbanken Regionbank City, Stockholm. Board member of Skandia Investment and Svenska Spel AB.

Tuve Johannesson. Born 1943. Board member since 2002. Other Board assignments: Chairman of EcoLean International A/S and Arctic Islands Ltd, Vice Chairman of Volvo Car Corp. Board member of SEB, IFS AB, Cardo and Chumak. Advisor to J.C. Bamford Excavators Ltd.

Arne Jurbrant. Born 1942. Board member since 2002. Member of the Compensation Committee. Other Board assignments: Board member of IFL/MTC AB.

Meg Tivéus. Born 1943. Board member since 1999. Member of the Audit Committee. President and CEO of Svenska Spel AB. Other Board assignments: Board member of Cloetta Fazer AB, The Royal Opera AB, Billerud AB, SNS AB, Orrefors Kosta Boda AB and Danderyd Hospital AB.

Karsten Slotte, Born 1953. Board member since 2004. Member of the Audit Committee. President and CEO of Cloetta Fazer AB. Other Board assignments: Oy Onninen, Finland DLF, Dagligvaruleverantörers Förbund, the Swedish – Finnish Chamber of Commerce in Stockholm.

Employee representatives

Kenneth Ek. Born 1953. Board member since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Board member of the Swedish Association of Management and Professional Staff (Ledarna) at the snus plant in Gothenburg, Sweden.

Eva Larsson. Born 1958. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match Industries AB. Shop steward at the match plant in Tidaholm, Sweden.

Joakim Lindström. Born 1965. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB. Vice Chairman of the Swedish Food Workers’ Association (Livs) in Solna, Stockholm, Sweden.

Deputy employee representatives

Stig Karlsson. Born 1941. Deputy member since 1999. Appointed by the Federation of Salaried Employees in Industry and Service (PTK) within Swedish Match Industries AB. Shop Steward for the Swedish Industrial Salaried Employees Association (SIF) at Swedish Match Arenco AB in Kalmar, Sweden.

Eeva Kazemi-Vala. Born 1949. Deputy member since 2004. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Employed in Swedish Match North Europe Division.

Håkan Johansson. Born in 1963. Deputy member sine 2004. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB.

Executive officers

Due to the Company’s termination of Lennart Sundén’s employment, Lennart Sundén left his positions as President, CEO and Board member on March 19, 2004. On the same day, Sven Hindrikes was appointed acting President and CEO and on June 1, 2004 he was appointed President and CEO. On April 2, 2004, Lennart Dahlgren was appointed acting Chief Financial Officer. Peter Nilsson, Senior Vice President of Group Business Development left the Company in April 2004.

As of April 26, 2004, Swedish Match’s executive officers included the following individuals:

Bo Aulin. Senior Vice President, Corporate Affairs, Secretary and General Counsel. Employed 1990. Member of Group Management since 1996. Born 1948.

Lars Dahlgren. Acting Chief Financial Officer. Employed in 1996. Member of the Group Management since April 2, 2004. Born 1970

René den Admirant. President, Continental Europe Division. Employed and member of the Group Management since 2003. Born 1956.

Lennart Freeman. President, North America Division. Employed in 1975. Member of Group Management since 1999. Born 1951.

Stefan Gelkner. President, North Europe Division. Employed in 1977. Member of Group Management since 1999. Born 1944.

Sven Hindrikes. President and Chief Executive Officer since June 1, 2004. Employed and member of Group Management since 1998. Born 1950.

Graham Jones. Senior Vice President, Mergers and Aquisitions. Employed in 1978. Member of Group Management since 1999. Born 1949.

Ingemar Olsson. President, Overseas Division. Employed in 1983. Member of Group Management since 1999. Born 1953.

Massimo Rossi. Senior Executive Advisor. Member of Group Management since 1992. Born 1942.

Göran Streiffert. Senior Vice President, Human Resources and IS/IT. Employed and member of Group Management since 1997. Born 1946.

6.B	Compensation

Executive Compensation

Bernt Magnusson, Chairman of the Board of Directors of Swedish Match AB, was paid a fee of SEK 662,500 in 2003. The other Board members elected by the Annual General Meeting received compensation as follows:

Board member	Compensation
Jan Blomberg	SEK 346,875
Tuve Johannesson	SEK 262,500
Arne Jurbrant	SEK 300,000
Meg Tivéus	SEK 300,000
Klaus Unger	SEK 290,625

No fees were paid to Board members who are employed within the Swedish Match Group. No board fee was paid to the President. A study fee was paid in the amount of SEK 38,750 to each of the three employee representatives of the board, and an amount of SEK 29,000 to each of the three deputy members.

Lennart Sundén, President and CEO during 2003, received salary and benefits totaling SEK 6,910,000 in 2003, including a bonus of SEK 1,610,000. In addition, Lennart Sundén received taxable benefits amounting to SEK 153,000 and other remuneration of SEK 166,000. In accordance with the 2002 options program, determined by the Compensation Committee, he was allotted options in 2003 at a gross cost of SEK 924,000 plus social charges. He is entitled to retirement pension from the age of 60. Due to the Company’s termination of Lennart Sundén’s employment on March 19, 2004 the Company must pay one year’s salary during the notice period of 12 months from March 19, 2004 and severance pay corresponding to two years’ salary thereafter. However, severance pay will be reduced by 50 percent of any other employment income, up to maximum of half the contracted severance pay. Due to the termination of Lennart Sundén’s employment a total of SEK 29 million was provided in the first quarter of 2004, covering future severance pay and pension costs for Lennart Sundén.

Wages, salaries, and remuneration in 2003 for Lennart Sundén and Sven Hindrikes amounted to approximately SEK 12.3 million, including option allotments amounting to SEK 1.4 million. Pension costs amounted to SEK 1.1 million. In addition, a certain part of Lennart Sundén’s, Sven Hindrikes’ and Group management’s Swedish members’ pensions are secured in a pension foundation. The foundation’s debt increased in 2003 for these commitments by SEK 8.1 million on behalf of Lennart Sundén and Sven Hindrikes and by SEK 3.8 million on behalf of the other members of Group management’s Swedish members. Total amount of compensation to the other members of the Executive Group Management was approximately SEK 38 million including option allotments amounting to SEK 3.7 million. In addition, the pension foundation’s debt increased in 2003 for these commitments on behalf of other Executive Group Management with SEK 4.9 million.

Other members of the Executive Group Management, including Sven Hindrikes but not Lennart Sundén, are entitled to pension at the normal pension age between 60 and 65. Between 60 to 65 years of age pension is paid at 50 to 70 percent of pensionable salary. From age 65, pension is paid at 32.5 to 70 percent of pensionable salary. Pensionable salary is in most cases defined as base salary plus the average of the bonuses paid during the three years immediately preceding retirement. This may vary depending on country and years of service. In no case will bonus amount to more than 35 percent of the base salary.

A mutual six-months notice period of intent to terminate employment applies for all members of the Executive Group Management. Severance pay corresponding to 18 months’ base salary is payable if the Company gives notice of termination of employment.

Social charges for the Executive Group Management were approximately equivalent to SEK 15.3 million, of which pension expenses were approximately SEK 10.5 million.

Incentive Programs

In addition to their basic remuneration, senior executives within the Group have both a short-term incentive program in the form of bonuses and a long-term incentive program in the form of options in Swedish Match AB. Both incentive programs are performance-based, and the cost of the programs has a fixed upper limit. The amount of the bonus is based on the increase in earnings per share, except for division presidents, for whom part of the bonus amount is based on the increase in operating income in their respective areas of responsibility. The allocation of options is based partly on the increase in earnings per share and partly on the return on the share compared with the return on the shares of a selection of other companies in the industry. This reflects the view of the Board of Directors that the Group’s incentive programs for senior executives should be based on measurable increases in shareholder value.

The bonus program for 2003 provided a maximum of 35 to 50 percent of the basic salary. For the maximum allocation to be paid for the earnings-per-share factor, earnings-per-share must increase by at least 20 percent compared with the preceding year. An additional requirement for division presidents to receive their bonuses is that operating income must improve in their respective area of responsibility, compared with the preceding year.

The long-term program comprises an options program whereby the options allocated have a lifetime of five years. The options can be redeemed during the fourth or fifth year. During 2003, 57 executives were participating in the options program.

The requirements for the allocation of options in any given year are as follows:

•	the total return on Swedish Match shares must be positive, and better than the return on the shares of a selection of other companies in the industry, with a maximum allocation at a return that is 20 percent higher than the average of the returns on the other companies’ shares.

•	earnings-per-share must increase and be higher than the average for the three most recent years, with a maximum allocation at a per-share earnings figure that is 20 percent higher than the average over the preceding three years.

Both of these requirements (a positive total return that is higher than competitors’ returns and increased earnings-per-share) are equal in value. If the conditions relating to earnings have been met, the eligible executives are granted options. Should only one of the requirements be reached, the allocation will only be 50 percent of full allocation. The options are assigned a market value in accordance with the Black-Scholes model and are issued without cost to the recipient. The options are irrevocable at the time of allocation. The value of the options allocated amounts to not more than 30 percent of the basic remuneration amount for the executives participating in the program. The exercise price for the options amounts to 120 percent of the average price for the Company’s shares during a ten-day period close to the date of allocation following publication of the accounts for the year.

As part of the options program, 1,428,490 call options were issued during the first half of 2003. They may be exercised during the period from March 1, 2006 to February 28, 2008. Each option entitles the holder to purchase one share at an exercise price per share of SEK 74.00. Using the Black-Scholes model, the fair value of these options was calculated to be SEK 8.40 per option, or a combined total of SEK12 million. Since the options were issued by Swedish Match AB, the amount in question was not expensed. However, the withholding tax and social security expenses that are paid at the time of allocation if applicable are expensed. This sum amounted to SEK 6 million for 2003.

The Annual Shareholders Meeting in 2004 resolved that the Company may issue a maximum 1,225,000 stock options to secure 2003 year’s stock option programme. The meeting further resolved, with divergence from the shareholders’ preferential right, that the Company is permitted to transfer a maximum of 1,225,000 shares in the Company at the sale price of SEK 84.80 per share in conjunction with demands for the redemption of the call options.

The company hedges issued call options through buybacks of its own shares. During 2003, 1,604,727 company-owned shares were sold to cover option-holders’ redemption of previously issued options. As a result, the number of outstanding call options written on the company’s own holdings subsequently to the option allotment in 2004 are as shown in the table below.

Options outstanding at April 26, 2004

Exercise period	Exercise price, SEK	Number of shares	Redeemed	Net outstanding
March 13, 2003 – March 14, 2005	34.70	2,847,108	2,426,275	420,833
March 13, 2004 – March 14, 2006	44.50	1,812,309	770,900	1,041,409
March 15, 2005 – March 15, 2007	77.50	1,518,770	—	1,518,770
March 1, 2006 – February 28, 2008	74.00	1,428,490	—	1,428,490
March 1, 2007 – February 27, 2009	84.80	865,259	—	865,259

		8,471,936	3,197,175	5,274,761

6.C	Board Practices

The Board members of Swedish Match elected by the Annual General Meeting are elected until the next Annual General Meeting. The other Board Members and the Deputy Members are appointed by their respective employee union. A Director may serve any number of consecutive terms. The Annual General Meeting of 2004 elected the Board of Directors proposed by the Nomination Committee. Board members Bernt Magnusson, Jan Blomberg, Tuve Johannesson, Arne Jurbrant, and Meg Tivéus were reelected and Karsten Slotte was newly elected by the Annual General Meeting. The employee organizations has appointed Kenneth Ek, Eva Larsson and Joakim Lindström as representatives, and Eeva Kazemi-Vala, Håkan Johansson and Stig Karlsson as deputies. The Board has determined that all the Directors elected by the Annual General Meeting qualifies as independent directors.

The Board of Directors of Swedish Match AB has established an agenda that includes instructions for the allocation of duties between the Board and the President, as well as instructions for financial reporting. The Board of Directors is charged with the organization of the Company and the management of the Company’s operations. The Board of Directors shall ensure that the Company’s organization in respect of accounting, management of funds and the Company’s financial position in general, includes satisfactory controls, the purpose of which are to secure shareholders’ investments and Company assets. The Board of Directors’ liability and duty to supervise cannot be delegated to any other party. Furthermore, the Board of Directors also performs assessments and ensures that the operative agenda is focused on the most decisive risks.

The Board convenes annually for the statutory meeting and five ordinary meetings. Three of the ordinary meetings are scheduled to coincide with publication dates for financial reports. The ordinary meeting, held in December, concentrates on a review of the budget. The Company’s auditors attend the meeting at which the year-end financial report is presented in order to inform the Board of points noted during the audit. In addition to the ordinary meetings, the Board is called to other meetings when the situation requires.

The Chairman leads the work of the Board and ensures that other Board members at all times receive all the information required to ensure that the quality of Board work is maintained and that the Board is exercising its duties as stipulated in the Swedish Companies Act. The Chairman represents the Company in matters regarding ownership. The Board of Directors monitors the President’s performance of his obligations, is responsible for ensuring that the Company’s organization fulfills its purpose, and conducts continuous evaluations of the Company’s procedures and guidelines for management and investment of the Company’s funds. The Board also approves the strategic plan, the budget and the year-end financial report for the Company, and continuously monitors the development of operations during the year. The Board of Directors makes decisions on major investments and divestments. Each year, at least one site visit is organized to one of the Company’s major plants or important markets.

The Board of Directors held its statutory meeting for 2003 on the same day as the Annual General Meeting. The statutory meeting passed its ordinary resolutions concerning election of the Chairman (Bernt Magnusson), the secretary (Bo Aulin) and signatory rights. Two members of the Board may sign jointly on behalf of the Company, as well as a limited number of senior Company employees, two of whom may sign jointly. The President is always authorized to sign on behalf of the Company in matters related to day-to-day management of the Company’s operations.

The number of Board meetings held during 2003 was 10, including one meeting held per capsulam. In addition to monitoring business operations in relation to budget and strategic plans, and strengthening the Company’s systems, management and controls, the Board also devoted a significant amount of time to consideration of the Company’s strategic orientation, follow-up of acquisitions, the distribution of surplus funds, and the Company’s incentive and benefit structures.

During 2003, the Board approved the Code of Business Conduct and Ethics, the Policy on Related Party Transactions, the Revised Treasury Policy and the document setting forth Disclosure Control and Procedures.

Committees

The Annual General Meeting annually elects members of the Nomination Committee, whose task is to prepare and submit proposals to the Annual General Meeting for the election of Board members and the size of the fees paid to Board members. The Nomination Committee meets as often as necessary, but at least once each year. In 2004, the Annual General Meeting reelected the members to the committee: Bernt Magnusson (Chairman), Björn Franzon (Executive Vice President of the National Pension Insurance Fund, Fourth Fund Board), Marianne Nilsson (Deputy Securities Manager, Robur) and Staffan Grefbäck (President of Alecta Asset Management).

The Compensation Committee of the Board of Directors is appointed from within the Board and is charged with discussing and resolving issues concerning salaries and other terms of employment, pension benefits and bonus systems for the President and the management personnel who report directly to the President, and other compensation issues that involve matters of principle. However, the Board now decides in corpore (excluding the President in case he or she is a director) on committee proposals concerning compensation for the President, as well as in certain other compensation issues that involve matters of principle or are otherwise especially important, for example option programs and profit-sharing systems. The Compensation Committee meets as often as required, but at least twice a year. Eight meetings were held during 2003. The Chairman of the Compensation Committee is the Chairman of the Board, Bernt Magnusson. Other members during 2003 were Jan Blomberg, Klaus Unger and Lennart Sundén. However, Lennart Sundén did not participate in decisions regarding his own employment terms. It is incumbent upon the Chairman of the Compensation Committee to periodically update the Board of Directors on the progress of its work and the decisions taken. The Committee carried out its tasks with the support of external expertise regarding the issue of compensation levels and structures.

The duty of the Board’s Audit Committee is to supervise the routines for accounting, financial reporting and auditing within the Company. The Audit Committee scrutinizes the quality and accuracy of the Company’s financial accounts and related reports, the procedures for internal financial controls within the Company, the work, qualifications and independence of the auditors, the Company’s fulfillment of requirements in line with pertinent statutes and other regulations and – should the occasion arise – transactions between the Company and affiliates. The Committee also discusses other significant issues related to the Company’s financial reporting, and submits its observations to the Board of Directors. The Audit Committee is required to meet at least six times a year. Six meetings were held during 2003. Audit Committee members during 2003 were Jan Blomberg (Chairman), Arne Jurbrant and Meg Tivéus. During 2003, the Board of Directors approved the Policy on Related Party Transactions, compliance with which is the Audit Committee’s task to oversee. The Board has determined that Jan Blomberg qualifies as an audit committee financial expert and that all members of the Audit Committee are independent.

A Disclosure Committee has been appointed by the President. Its primary task is to examine and verify all external reports, including year-end financial statements and annual reports, in both the Swedish version and the English-language version as stipulated in Form 20-F in the United States, as well as corporate press releases. The heads of Investor Relations, Corporate Control, Corporate Communications and Company Corporate Affairs (Bo Aulin) have been appointed as members of this committee, with the latter designated as chairman.

Please see “Item 6.A. Directors and Senior Management” for information regarding the Director’s service contracts with the Company providing for benefits upon termination of employment.

6.D	Employees

The table below shows the average number of employees for the period by product area for each of the past 3 financial years, 2003, 2002 and 2001.

Product area	2003	2002	2001
Chewing Tobacco	346	347	309
Cigars	7,148	6,504	5,922
Lighters	470	533	570
Match	5,388	5,743	5,893
Pipe Tobacco and Accessories	553	558	578
Snuff	908	825	846
Other operations	302	285	225

Total	15,115	14,795	14,343

The table below shows the average number of employees for the period by geographical area for each of the past 3 financial years, 2003, 2002 and 2001.

Geographic area	2003	2002	2001
Sweden	1,041	969	966
Europe excluding Sweden	1,742	1,954	1,995
North America	1,264	1,250	1,323
Latin America	5,157	4,706	4,497
Asia	5,251	5,269	4,943
Other Areas	660	647	619

Total	15,115	14,795	14,343

6.E	Share Ownership

Lennart Sundén left the Company and his positions as Board member on March 19, 2004. In connection thereto Lennart Sundén sold all his previously held 60,000 shares. On April 26, 2004 Eva Kazemi-Vala was appointed deputy director to replace Lennart Johansson and Håkan Johanssonwas appointed deputy director to replace Chister Hylén.

As of April 26 2004, the shareholdings and holdings of call options of present members of the Board (including holdings of other members of their families and closely related companies) and members of the Board during 2003 are as follows:

Name	Number of shares	Start of Term	End of Term
Bernt Magnusson (Chairman)	15,858	1995	2005

Jan Blomberg	3,638	1996	2005

Tuve Johannesson	6,000	2002	2005

Arne Jurbrant	1,500	2002	2005

Meg Tivéus	500	1999	2005

Lennart Sundén	0	1999	March 19, 2004

Klaus Unger	6,614	1984	April 26, 2004

Karsten Slotte	3,000	2004	2005

Kenneth Ek	210	1999	Member until further notice

Eva Larsson	0	1999	Member until further notice

Joakim Lindström	0	2001	Member until further notice

Lennart Johansson (Deputy member)	0	1999	April 26, 2004

Stig Karlsson (Deputy member)	249	1999	Deputy member until further notice

Christer Hylén (Deputy member)	0	2001	April 26, 2004

Eeva Kazemi-Vala (Deputy member)	500	2004	Deputy member until further notice

Håkan Johansson (Deputy member)	0	2004	Deputy member until further notice

All shares of Swedish Match are of the same class and represent one vote each. Each member of the Board owns less than one percent of the share capital.

As of April 26, 2004, the shareholdings and holdings of call options of the Company’s executive officers (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares	Number of call options
Sven Hindrikes	5,000	51,323
Massimo Rossi	101,400	119,356
Bo Aulin	4,200	51,323
Lennart Freeman	300	119,356
Stefan Gelkner	1,000	114,096
Graham Jones	6,000	353,579
Ingemar Olsson	19,500	192,527
Göran Streiffert	20,400	82,786
René den Admirant	10,000	0
Lars Dahlgren	0	0

Lennart Sundén left the Company and his positions as President and CEO on March 19, 2004. In connection thereto Lennart Sundén sold all his previously held 60,000 shares. Peter Nilsson, Senior Vice President of Group Business Development left the Company in April 2004. On April 26, 2004 Peter Nilsson held 6,086 shares and 158,065 call options in the Company.

All shares in Swedish Match are of the same class and represent one vote each. Each executive officer owns less than one percent of the share capital. The number of options granted to the Company’s executive officers in 2000 was 1,302,107. Each option entitles the holder to buy 1.02 shares at a price of SEK 34.70 per share. These options can be exercised from March 13, 2003 through March 14, 2005. The number of options granted to the Company’s executive officers in 2001 was 638,048. Each option entitles the holder to buy 1 share at a price of SEK 44.50 per share. These options can be exercised from March 13, 2004 through March 14, 2006. The number of options granted to the Company’s executive officers in 2002 was 509,459. Each option entitles the holder to buy 1 share at a price of SEK 77.50 per share. These options can be exercised from March 15, 2005 through March 15, 2007. The number of options granted to the Company’s executive officers in 2003 was 479,560. Each option entitles the holder to buy 1 share at a price of SEK 74.00 per share. These options can be exercised from March 1, 2006 through February 28, 2008. Mr. Lennart Sundén, who left the Board on March 19, 2004, was the only member of the Board during 2003 with call options, 240,099 in total on April 26,2004. Except as otherwise described, each call option refers to one share. The terms of the call options of Lennart Sundén are as follows: 42,947 call options (each representing 1.02 shares) can be used to buy shares during the period March 13, 2003 to March 14, 2005 at a redemption price of SEK 34.70. 146,341 call options can be used to buy shares during the period March 15, 2004 to March 15, 2006 at a redemption price of SEK 44.50. 80,099 call options can be used to buy shares during the period March 15, 2005 to March 15, 2007 at a redemption price of SEK 77.50 110,000 call options can be used to buy shares during the period March 1, 2006 to February 28, 2008 at a redemption price of SEK 74.00 and 30,100 call options can be used to buy shares during the period March 1, 2007 to February 27, 2009 at a redemption price of SEK 84.80. During 2003 Lennart Sundén exercised a total of 167,400 call options and during 2004 up to April 26 129,288 call options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major shareholders

As of April 26, 2004, no persons or groups were known to the Company to hold 5 percent or more of the voting securities of the Company.

As of April 26, 2004 the total amount of the voting securities of the Company beneficially held by Directors (including deputy members of the Board) and executive officers of the Company as a group was:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	Directors and officers as a group (26 persons)	205,869 shares	0.06%

As at April 30, 2004, the Company had 736 ADS holders of record.

7.B	Related Party Transactions

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

Within the framework of normal business, Swedish Match conducts various transactions with associated companies. Receivables from these companies totaled SEK 30,000,000 at December 31,2003 and SEK 54,000,000 at December 31, 2002. Total sales to associated companies amounted to SEK 147 million, SEK 133 million and SEK 121 million in 2003, 2002 and 2001, respectively.

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

In New York State, there are proceedings against General Cigar, where Cubatobaco is claiming that General Cigar does not have the right to use the Cohiba brand. General Cigar received its first registration of the Cohiba trademark in the United States in 1981, and obtained an updated registration in 1995. Hearing of the case began in May 2003. Post-trial briefs were in August and October 2003. On March 26, 2004 the court ruled in favor of Cubatabaco. The court did not rule on the award of damages. On April 30, 2004 a motion by General Cigar for a stay was denied. General Cigar intends to appeal the ruling.

A purported class action was filed in May 2000 in the Delaware Chancery Court, Orman vs Cullman et al., naming as defendants General Cigar Holdings Inc and number of individuals related to General Cigar Holding

Inc. This action relates to the transaction by which a subsidiary of Swedish Match AB purchased the publicly owned shares of General Cigar. In 2002, the Court dismissed all but one of Plaintiffs’ claims alleging breach of the directors’ disclosure obligations: namely, their claim that the proxy materials did not disclose the fair market value of the Company’s headquarters building. In 2002 Plaintiff argued, for the first time, that the shareholders’ vote had been “coerced” based on the existence of a voting agreement between members of the Cullman family and Swedish Match, pursuant to which the Cullman family agreed to vote their shares against any alternative transaction, for a period of 18 months, if the Swedish Match transaction was not approved. In March 2003, Defendants produced documents in response to Plaintiff’s request for production. No depositions have been taken or scheduled, and no other discovery is pending. No other deadlines have been set. A purported class action was filed in May 2000, in the Delaware Chancery Court naming the same defendants as in Orman vs Cullman, et al. This complaint is similar in all material respects to the complaint filed in Orman vs Cullman, et al. General Cigar has not received any notice that this lawsuit has been served yet on any of the defendants. Management holds the view that there are good defenses against all the claims in both cases and intends to defend the cases vigorously.

Subsidiaries of Swedish Match in the United States are the defendants in cases where it is claimed that the use of tobacco products has caused health problems. Pinkerton Tobacco Company (a subsidiary of Swedish Match North America, Inc.) is one of the defendants in a case in Minnesota in which the plaintiff is asserting that use of chewing tobacco caused her husband’s death. The court dismissed the case from any further proceedings on March 3, 2003. Although the plaintiff has pursued an appeal of the dismissal, the Company is confident that Pinkerton ultimately will be granted a final dismissal although no guarantees can be made. Pinkerton is also named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is currently unclear whether any of the plaintiffs intend to pursue their demands separately against Pinkerton. Finally, Pinkerton Tobacco Company and Swedish Match North America, Inc. are named as defendants in a class-action suit filed in Florida in November 2002 against several different companies active in the U.S. smokeless tobacco market and their joint interest associations. The plaintiffs are asking for medical monitoring and injunctive and equitable relief as well as compensatory damages. In October 2003 the plaintiffs’ counsel agreed to an indefinite extension of time to respond to the complaint. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view, after having consulted with counsels representing the Company with respect to these matters, that there are good defenses against all the claim. Each case will be defended vigorously. However, there can be no assurance that those defenses will be successful in trial.

The Securities and Exchange Board of India has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd. In accordance with the order, the price per share shall not be less than 35 INR plus 15 percent annual interest from January 27, 2001. The total amount is approximately SEK 62 million at SEK 0.1706 = INR 1 plus interest. The ruling was appealed to the Securities Appellate Tribunal, which upheld the order. Swedish Match has appealed this decision to the Supreme Court in India which has decided to hear the case. A final decision is expected in the first half of 2004. The Supreme Court of India could, if it does not find in favor of Swedish Match, order Swedish Match to sell shares in Wimco or uphold SEBI’s order to Swedish Match. There is the risk that shares bought in Wimco pursuant to such order would be bought at a cost substantially higher than the previously written down cost of Swedish Match’s shares in Wimco.

The administrative court in Minden, Westfahlen, Germany, decided in November 2002 to refer the question of the legality of the EU’s snuff prohibition to the European Court in Luxemburg. The Court decided to stay the initiated proceedings pending a ruling from the European Court of Justice concerning the following question: “Is the snus prohibition in accordance with imperative law of the European Community?” Swedish Match’s distributor in Germany, Arnold André GmbH is claiming that the ban on the sales of snus is discriminating, disproportionate, and that the EU has exceeded its legislative competence when the prohibition was enacted. A similar case has also been referred to the European Court of Justice by the High Court of Justice in London, England in June 2003. The process in Luxemburg is expected to take two years. The European Court of Justice has announced that hearings of these cases will take place on June 8, 2004. A final decision is expected before year end 2004.

8.A.8.	See “Item 3.A Selected Financial Data – Dividends” for a discussion of Swedish Match’s dividend policy.

8.B	Significant Changes

At the Annual General Meeting on April 26, 2004, shareholders of the Company approved the cancellation of 15 million shares repurchased by the Company under previous share buyback programs. An application to reduce the share capital was made. As at April 26, 2004, the Company held 23,263,000 repurchased shares.

ITEM 9.	THE OFFER AND LISTING

9.A	Offer and Listing Details

The following table shows, for the fiscal quarters indicated, the reported highest and lowest middle market quotations for the Company’s shares on the Stockholm Stock Exchange and the highest and lowest sales price of the ADSs:

	(Stockholm) SEK per Ordinary Share		(Nasdaq) U.S. dollars per ADS
	High	Low	High	Low
Annual information for the past five years
2003	74.5	54.5	102.53	67.40
2002	86.0	54.0	85.750	53.150
2001	58.0	34.9	53.500	37.000
2000	37.0	25.1	37.750	28.125
1999	34.0	24.8	41.000	31.375

Quarterly information for the past two years
2003
First Quarter	69.5	59.0	79.19	69.51
Second Quarter	65.0	57.0	80.67	72.25
Third Quarter	62.0	54.5	77.7	67.40
Fourth Quarter	74.5	58.5	102.53	76.78

2002
First Quarter	70.0	54.0	66.750	53.150
Second Quarter	86.0	67.0	84.320	64.880
Third Quarter	80.0	65.0	85.750	74.190
Fourth Quarter	72.0	59.5	76.600	66.690

Monthly information for most recent six months
December 2003	74.5	68.0	102.53	91.76
January 2004	75.0	69.0	104.14	94.25
February 2004	73.5	69.0	103.00	93.47
March 2004	78.0	70.0	102.74	93.47
April 2004	83.0	75.5	106.75	100.15
May 2004	80.0	76.5	105.2	98.05

9.B	Plan of Distribution

Not applicable.

9.C	Market

The principal market for the Company’s shares is the Stockholmsbörsen, the “Stockholm Exchange”. The Company’s ADSs (each ADS representing ten shares) are traded in the United States and are listed on the Nasdaq National Market under the symbol “SWMAY”. The Bank of New York is the Company’s depositary for its ADS facility.

The Stockholm Exchange is a fully electronic marketplace in which all shares are held by book-entry. Trading in the Stockholm Automated Exchange (“SAX”) comprises all publicly traded Swedish stocks, and trading is settled via a paperless account-based security system, administered by the VPC.

All normal transactions must be carried out via the SAX order book. Large orders can be made outside SAX and reported to SAX. All transactions that are made outside SAX during the opening hours of the Stockholm Exchange must be reported within five minutes. Other transactions must be reported, at the latest, 30 minutes before trade opens the following trading day.

Trading on the Stockholm Exchange begins each morning at 9:30 a.m. (CET) at an opening price determined by the SAX system and based on orders entered by Stockholm Exchange members, and continues at prices based on market demand until 5:30 p.m. (CET). Buy and sell orders are registered on the system in round lots and odd lots are matched separately at the last price for round lots.

In addition to official trading on the Stockholm Exchange, there is also trading off the Stockholm Exchange during and after official trading hours. Trading on the Stockholm Exchange tends to involve a higher percentage of retail clients, while trading off the Stockholm Exchange often involves Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The Stockholm Exchange maintains a market surveillance staff that reviews trading data during the day on a “real time” basis for indications of unusual market activity or trading behavior. The market surveillance staff of the Stockholm Exchange reviews off-exchange trading based on reports of transactions by the member firms.

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

Director’s Voting Powers

Under Swedish law, a director or the managing director may not deal with matters relating to agreements between him and the company, nor may he deal with matters relating to agreements between the company and third parties if he has a considerable interest in the matter that may be contrary to that of the company. Article 9 in the Articles of Association states that the Annual General Meeting shall determine the fees to be paid to the Board of Directors. Thus, the Board of Directors is not authorized to vote compensation to themselves. The Board of Directors consists of nine ordinary members and three deputy members. Each deputy member replaces one of the three employee representatives in the Board in case that employee representative is absent from a board meeting. There are no requirements under Swedish law or the Company’s Articles of Association in respect of the Board members age or amount of shareholdings.

Share rights, Preferences and Restrictions

All shares in the Company are of the same class and have equal right to dividends. The dividend to the shareholders for the year ending December 31, 2003 was SEK 1.70 per share. The record date for entitlement to receive the dividend was April 29, 2004. The dividend was paid by the Swedish Securities Register, VPC, on May 4, 2004.

Each share confers the right to one vote at general meetings. The general meetings are called by the Board of Directors. The Board is obliged to call a general meeting at the request of shareholders representing a minimum of one tenth of all outstanding shares. Since Swedish Match’s fiscal year follows the calendar year, the Annual General Meeting must take place no later than June 30 each year. The Annual General Meeting of 2004 took place on April 26. The members of the Board of Directors are elected until the next Annual General Meeting.

Under Swedish law, the main rule is that resolutions of the general meeting are adopted by a simple majority of the votes cast. Certain resolutions require a larger majority. For example, a resolution to amend the Articles of Association is not adopted unless at least owners of shares with two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting are in favor thereof.

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

The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté) has issued recommendations concerning the disclosure of acquisitions and transfers of shares. The recommendations are not legally binding but it is considered good practice in the stock market to comply with the recommendations. In general, these recommendations are more severe than the Financial Instruments Trading Act for any purchaser or transferor of shares in Swedish Match. The recommendations apply , among others, when any natural person or legal entity, Swedish or foreign, acquires or transfers shares in Swedish Match. An acquisition, transfer or expiry of call options is considered to be equivalent to the acquisition and transfer of shares. Pursuant to the recommendations, a person or entity shall disclose the transaction and his holding if the transaction causes the holding to attain or exceed a five percent threshold and any subsequent percentage which is a multiple of five, up to and including 90 percent of the total number of shares or votes in the company or if the transaction causes the holding to decline and thus fall below any of these thresholds. The disclosure shall take place no later than 9.00 a.m. on the next stock exchange day after the date of transaction, by means of a statement to an established news agency and at least one daily Swedish newspaper with national coverage.

Natural persons deemed to hold an insider position in Swedish Match are covered by the Reporting Obligations Act (2000:1087) and must submit a written report of their holdings, or any changes of their holdings, of financial instruments in Swedish Match to the Swedish Financial Supervisory Authority (Finansinspektionen) within five days.

Under the Swedish Companies Act, a listed company may own its own shares. The total shareholding in the own company may at no point exceed 10 percent of the total number of shares in the company. Shareholdings in the own company do not give the company a right to represent itself or vote on general meetings, do not give a right to dividends and do not give any right to share in surplus in the event of liquidation. In addition, such shares owned by the company are excluded when determining whether a certain required majority of votes cast or shares represented is fulfilled. The shares of Swedish Match have no redemption provisions, sinking fund provisions and no liability to further calls by the company. Swedish Match has during the years of 2000, 2001, 2002, 2003 and 2004 acquired shares in Swedish Match.

Except for the restrictions for Swedish Match owning its own shares, there are no restrictions on ownership of shares in Swedish Match. However, as mentioned above, a person designated on the register as a nominee is not entitled to vote at a general meeting; nor is a beneficial owner whose shares are registered in the name of a nominee entitled to vote at a general meeting, unless the beneficial owner first arranges to have such owner’s own name registered in the register of shareholders.

Purchase Obligation

Where a parent company directly or indirectly owns more than nine-tenths of all the shares in a subsidiary and these shares represent more than nine-tenths of the votes, under Swedish law the parent company is entitled to purchase the remaining shares in the subsidiary. A person whose shares are subject to such a right of purchase may require the parent company to purchase his shares. A dispute whether there is a right or obligation to purchase as well as a dispute regarding the price shall be submitted to arbitration.

The Industry and Commerce Stock Exchange Committee has issued recommendations regarding takeovers and mandatory offers. The recommendations are not legally binding but it is considered good practice in the stock market to comply with the recommendations. Pursuant to the recommendations, anyone who has less than 40 percent of the total number of votes in a company, and who obtains 40 percent or more of the total number of votes in the company as a result of purchase, subscription, conversion or any other form of acquisition of shares in the company, either alone or together with a party to whom the buyer is related, must make a public offer for the acquisition of all the remaining shares issued by the target company. This offer must also be addressed to holders of securities other than shares issued by the company, if the securities may be substantially affected if listing of shares covered by the offer were to cease. The obligation no longer applies if the buyer divests shares within four weeks of acquisition so that his shareholding amounts to less than 40 percent of the votes in the company.

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

General

The following is a general summary of the material United States federal income and Swedish tax consequences to United States Holders (as defined below) of the ownership and disposition of ADSs or shares. This summary is based upon U.S. tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Swedish tax law, and the current conventions between the United States and Sweden for the avoidance of double taxation in the case of income and property taxes (the “Income Tax Treaty”) and in the case of estate, inheritance and gift taxes (the “Estate Tax Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

A. “U.S. Holder” is a beneficial owner of ADSs or shares who holds the ADSs or shares as capital assets and is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), (iii) an estate the income in or of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who are dealers in securities or commodities, banks, financial institutions, traders in securities who elect to apply a mark-to-method method of accounting, regulated investment companies, insurance companies, tax-exempt entities, persons subject to the federal alternative minimum tax, persons holding the ADSs or shares as part of a straddle, hedging or conversion transaction, U.S. expatriates, or persons who (directly, indirectly or by attribution) own 10 percent or more of the share capital or voting stock of Swedish Match, persons who acquired their ADSs or shares pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar). U.S. Holders of ADSs or shares who are subject to taxation in the United States are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership or disposition of ADSs or shares.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ADSs or shares.

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

Taxation of dividends

For U.S. federal income tax purposes, the gross amount of any distribution (including any Swedish withholding tax thereon) paid to U.S. Holders of ADSs or shares generally will be treated as a dividend and taxed as ordinary income to the U.S. Holders on the date of receipt by a U.S. Holder of shares (or by the Depositary, in the case of ADSs) to the extent paid out of the current or accumulated earnings and profits of Swedish Match as determined for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and to the extent in excess of adjusted tax basis, will be taxable as capital gain from a sale or exchange of such ADSs or shares. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. The amount of any distribution that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution (including the amount of any Swedish taxes withheld therefrom), calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the Swedish kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or less. A U.S. Holder who does not convert Swedish kronor into U.S. dollars on the date of receipt generally will have a tax basis in the Swedish kronor equal to its U.S. dollar value on such date. Any gain recognized by the U.S. Holder on a subsequent conversion or other disposition of Swedish kronor or other foreign currency received generally will be treated as U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to nonresidents of Sweden are subject to Swedish withholding tax at a rate of 30 percent. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a U.S. Holder who is entitled to the benefits of the Income Tax Treaty under its “Limitation on Benefits” provisions and who does not have a “permanent establishment” or “fixed base” situated in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) generally will be subject to Swedish withholding tax at a reduced rate of 15 percent. A U.S. Holder of ADSs or shares may be required to provide documentary evidence that such Holder is entitled to the reduced 15 percent withholding tax rate under the Income Tax Treaty. The Depositary or the Custodian will, to the extent practicable, facilitate reasonable administrative actions necessary to obtain the reduced 15 percent Swedish withholding tax rate or obtain refunds of Swedish withholding taxes.

Subject to complex conditions and limitations, the 15 percent Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to the various categories of the U.S. Holder’s income. For this purpose, dividends distributed to U.S. Holders of ADSs or shares generally will be treated as “passive income” or, in the case of certain U.S. Holders, “financial services income”. The consequences of the separate limitation calculation will depend in general on the nature and sources of the U.S. Holder’s income and deductions. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of claiming such a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder’s foreign taxes in a particular taxable year. A deduction does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Recent U.S. tax law changes applicable to individuals

Under 2003 U.S. tax legislation, certain U.S. Holders (including individuals) are eligible to reduced rates of U.S. federal income tax (currently a maximum of 15 percent) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, amongst other things, certain minimum holding periods are met either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Income Tax Treaty) which provides for the exchange of information. Swedish Match currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. Holders of the Company’s shares or ADSs meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the United States Internal Review Service (the “IRS) is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Tax on sale or exchange

In general, upon a sale, exchange or other disposition of ADSs or shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between U.S. dollar value of the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the ADSs or shares. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if at the time of the sale or exchange the ADSs or shares have been held for more than one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

In general, under the Income Tax Treaty, a U.S. Holder who does not have a “permanent establishment” or “fixed base” situated in Sweden or does not perform or has not performed independent personal services in Sweden will not be subject to Swedish tax on any capital gain derived from the sale or exchange of ADSs or shares. Sweden is, however, allowed under the Income Tax Treaty to tax an individual resident of the United States that has been a resident of Sweden on such gains realized within a period of ten years following the date on which the individual ceased to be a resident of Sweden.

Passive foreign investment company status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if a least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Swedish Match currently believes that it did not qualify as a PFIC for the 2003 taxable year for U.S. federal income tax purposes. If Swedish Match were to become a PFIC in any taxable year, the tax on distributions on its ADSs or shares and on any gains realized upon the disposition of ADSs or shares may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of ADSs or shares.

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

Under the Estate Tax Treaty, the transfer of an ADS or a share by a citizen or domiciliary of the United States who is not a Swedish citizen or domiciliary, as defined in the Estate Tax Treaty, by gift or by reason of the death of the owner generally is not subject to Swedish gift or inheritance tax unless such an ADS or share (1) forms part of the business property of a permanent establishment situated in Sweden or (2) pertains to a fixed base situated in Sweden and is used for the performance of independent personal services. In cases where the transfer of an ADS or a share by a U.S. citizen or domiciliary who is not a Swedish citizen by gift or by reason of the death of the owner is subject to both Swedish and U.S. estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit (subject to limitations) against U.S. tax imposed with respect to the transfer an amount equal to the tax paid to Sweden with respect to such transfer. In cases where a transfer is subject to estate or gift tax in the United States by reason of the transferor’s domicile, and subject to Swedish gift or inheritance tax by reason of the transferor’s citizenship, the Estate Tax Treaty requires Sweden to allow a credit for United States tax paid in respect of such transfer.

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

United States information reporting and backup withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28 percent. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Back-up withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a Holder’s federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F	Dividends and Paying Agents

Not applicable.

10.G	Statements by Experts

Not applicable.

10.H	Documents on Display

The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549.

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

Commercial exposure

Foreign exchange exposure in commercial transactions is concentrated mainly in the exporting companies within the Lighter, Cigar and Matches product areas and to imports of tobacco into Sweden. With the exception of Group operations in Sweden, Swedish Match has a substantial part of its production operations and sales in the EU and the United States. As a result, a balance has been created between payments received and disbursed in EUR and USD, which limits the Group’s transaction exposure. Swedish Match uses forward exchange contracts to hedge part of the value of future commercial flows. Contracts related to hedging of anticipated sales and purchases of foreign currencies normally do not exceed twelve months. The market value of all forward contracts for hedging of commercial exposure as of December 31, 2003 was SEK 5.2 million, compared to SEK (0.7) million net as of December 31, 2002.

At December 31, 2003, the book value of all forward contracts pertaining to commercial exposure hedging was SEK 0.8 million lower than the market value. At December 31, 2002, the book value was SEK 0.1 million lower than the market value. If there were an instantaneous 10 percent strengthening of SEK versus all other currencies, the market value of these forward contracts would decrease by SEK 7.9 million compared with an increase of SEK 4 million as of December 31, 2002. Actual foreign currency exchange rates rarely move instantaneously in the same direction, and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis. According to Swedish GAAP, movements in value of contracts that hedge future flows of commercial payments will not result in any immediate change to the Group’s financial statements. Gains and losses pertaining to the hedge contracts are reported at the same time as gains and losses from the items hedged.

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

If assuming an instantaneous strengthening or weakening of the SEK versus all other currencies, the Company does not expect the effect of financial exchange gains or losses on Swedish Match’s income to be material.

Equity exposure

In conjunction with translation of the Group’s assets and liabilities of foreign subsidiaries to Swedish kronor, a risk arises that the currency rate will have an effect on the consolidated balance sheet. As at December 31,

2003, net assets (shareholders’ equity) in foreign subsidiaries was not hedged with the exception for two U.S. subsidiaries. At year-end 2003, net assets in foreign subsidiaries and associated companies outside Sweden amounted to SEK 4,272 million net after hedge, compared with SEK 3,538 million as of December 31, 2002.

Of the Group’s shareholders’ equity in foreign currency at year-end, 41 percent consisted of euro, 30 percent consisted of South African Rand and 29 percent of other currencies.

If there were an instantaneous 10 percent strengthening of the SEK versus all other currencies, shareholders’ equity would decrease by SEK 427 million compared with SEK 354 million as of December 31, 2002. Actual foreign currency exchange rates rarely move instantaneously in the same directions and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

Trading exposure

Corporate Treasury may enter into forward exchange contracts and other derivative financial instruments for trading purposes on a limited scale, in accordance with a risk mandate set by the Board of Directors in the financial policy for Swedish Match. The market value of these contracts as of December 31, 2003 amounted to SEK 0 million compared with SEK 13 million for 2002. The book value as of December 31, 2003 amounted to SEK 0 million compared with SEK 13 million in 2002. If there were an instantaneous strengthening or weakening of the SEK versus all other currencies the effect on financial exchange gains or losses on Swedish Match’s income would not be material. Actual foreign currency exchange rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

Interest rate risks

Interest-rate risk relates to the risk that changes in interest-rate levels affect the Group’s earnings. Swedish Match’s interest bearing assets consisted mainly of cash and bank and marketable securities. Marketable securities were to a large extent invested in interest-bearing securities with short maturity.

The time that elapses before a lasting change in the interest rate has an impact on the Group’s net interest depends on the fixed interest term of the loan or the investment. The average fixed interest term for the Group’s interest-bearing assets amounted to 47 days at December 31, 2003 compared with 61 days at December 31, 2002. The average fixed interest term for interest-bearing liabilities amounted to 74 days at December 31, 2003 compared with 77 days at December 31, 2002. The average rate of interest on the Group’s interest-bearing liabilities was 4.7 percent at December 31, 2003 compared with 5.2 percent at December 31, 2002. The Company had interest rate swaps with an estimated value of SEK 252 million as of December 31, 2003.

If there were an instantaneous 1 percent (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2003, with all other variables held constant, Swedish Match’s pre-tax income over a 12 month period would decrease by SEK 20 million compared with a decrease of SEK 27 million as of December 31, 2002. It should be noted that the assumptions upon which this sensitivity analysis is based rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. Further, the analysis does not take into account the time which elapses before a lasting change in interest rates has an impact on net interest expense, due to the set terms during which fixed interest rates are payable on the loans or the investments discussed above. In addition, the sensitivity analysis is based on the net debt outstanding as of December 31, 2003 and 2002 respectively, and does not take into account movements in the net debt during 2004 and 2003 respectively. The impact from actual interest rate movements may thus differ from the analysis above.

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

Disclosure Controls and Procedures

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F (the “Annual Report”), have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTE FINANCIAL EXPERT

The Board of Directors has determined that Jan Blomberg qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Jan Blomberg and each of the other members of the Audit Committee is an “independent director” as defined in Nasdaq Rule 4200.

ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s senior management, including the Chief Executive Officer and Chief Financial Officer. The Code of Business Conduct and Ethics is filed as Exhibit hereto. Copies of the Code of Business Conduct and Ethics will be provided upon request without charge to any party or person so requesting.

ITEM 16C.	ACCOUNTANTS’ FEES AND SERVICES

Öhrlings PricewaterhouseCoopers has served as the Company’s independent public accountants for each of the financial years in the three-year period ended 31 December 2003, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually. KPMG has been elected to audit the four years ending 31 December 2004 – 31 December 2007.

The following table presents the aggregate fees for professional services and other services rendered by Öhrlings PricewaterhouseCoopers to the Company in 2003 and 2002.

Accountants fees	2003	2002
	(SEK in millions)
Audit Fees (1)	13	14
Audit-related Fees (2)	2	1
Tax Fees (3)	4	6
All Other Fees (4)	1	1
Total	20	22

In addition to the fees set out in the table above, the Company paid auditing fees to auditing firms other than PricewaterhouseCoopers in an amount of SEK 1 million in each of the years 2002 and 2003.

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company’s audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centers; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee has established pre-approval policies and procedures for non-audit services performed by the external auditors. Under these policies and procedures, proposed audit-related, tax and other non-audit services, may be pre-approved by the Audit Committee without consideration of specific case-by-case services, provided that the fee for a specific project or service does not exceed USD 50,000 (“general pre-approval”) and provided the proposed project or service comes within those specifically enumerated in the pre-approval policies and procedures. If the Company or one of its affiliates determines that it would like to engage the external auditors to perform a service not subject to general pre-approval or a service where the fee may exceed USD 50,000, the affiliate should submit their request to the Chief Financial Officer, and if the service fits within the independence guidelines, the Chief Financial Officer will arrange for a discussion of the service to be included on the agenda for the next regularly scheduled Audit Committee meeting so that specific approval can be obtained. If the timing of the project is important and the project needs to commence before the regularly scheduled meeting, the specific pre-approval by the Chairman of the Audit Committee must be obtained before any services are provided.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1	Articles of Association of the Registrant as amended to date (in English translation).

8.1	For a list of our material subsidiaries, see “Item 4.C. Organizational Structure”.

11.1	Code of Business Conduct and Ethics

12.1	Certification of Sven Hindrikes, President and Chief Executive Officer of Swedish Match AB (Publ) pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

12.2	Certification of Lars Dahlgren, Chief Financial Officer of Swedish Match AB (Publ) pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

13.1	Certification of Sven Hindrikes President and Chief Executive Officer of Swedish Match AB (publ) and Lars Dahlgren Chief Financial Officer of Swedish Match AB (publ) pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SWEDISH MATCH AB (PUBL)

By:	/s/ SVEN HINDRIKES

Name:	Sven Hindrikes
Title:	President and Chief Executive Officer

Dated: June 1, 2004

Index to Consolidated Financial Statements

The Swedish Match Group

Report of Independent Accountants

To the Board of Directors and Shareholders of Swedish Match AB (publ)

We have audited the consolidated balance sheets of Swedish Match AB and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003, all expressed in Swedish Kronor. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swedish Match AB and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Swedish Kronor for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity also expressed in Swedish Kronor at December 31, 2003, 2002 and 2001 to the extent summarized in Note 26 to the consolidated financial statements.

Stockholm, Sweden

March 3, 2004 except for Note 28 as to which the date is March 26, 2004

/s/ Åke Danielsson

Åke Danielsson Authorized Public Accountant Öhrlings PricewaterhouseCoopers AB

The Swedish Match Group

Consolidated Statements of Income

for the years ended December 31, 2001, 2002 and 2003

	2001	2002	2003	20031)
	SEK	SEK	SEK	USD Unaudited
	In millions
Net sales, including tobacco tax	22,428	22,599	21,841	3,036
Less tobacco tax	(8,793)	(8,956)	(8,805)	(1,224)
Net sales	13,635	13,643	13,036	1,812
Cost of goods sold	(7,627)	(7,451)	(7,103)	(987)

Gross profit	6,008	6,192	5,933	825
Selling expenses (Note 2)	(2,475)	(2,362)	(2,258)	(314)
Administrative expenses (Note 2)	(1,027)	(1,125)	(1,156)	(161)
Other operating income (Note 3)	19	52	23	3
Other operating expenses (Note 3)	(19)	(13)	(19)	(3)
Share of earnings in associated companies	28	22	20	3
Amortization of intangibles (Note 7)	(341)	(327)	(319)	(44)
Items affecting comparability (Note 4)	(80)	(68)	—	—

Operating income	2,113	2,371	2,224	309
Interest income	121	108	229	32
Interest expense	(407)	(337)	(283)	(39)
Exchange rate differences and other fin. items (Note 5)	13	(16)	4	1

Income after financial items	1,840	2,126	2,174	302
Taxes (Note 6)	(589)	(648)	(572)	(79)
Minority interests	(23)	(49)	(44)	(6)

NET INCOME	1,228	1,429	1,558	217

Average number of shares outstanding during period, basic	361,506,184	348,295,163	332,679,210
Average number of shares outstanding during period, diluted*	363,016,335	350,894,438	334,162,492
Earnings per share, basic, SEK	3.40	4.10	4.68	0.65
Earnings per share, diluted, SEK	3.38	4.07	4.66	0.65

*	Dilution attributable to the effect of options issued.

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2002 and 2003

	2002	2003	20031)
	SEK	SEK	USD Unaudited
	In millions
ASSETS
Fixed assets
Intangible assets (Note 7)	4,145	3,648	507
Tangible assets (Note 8)	2,938	2,862	398
Financial assets
Shares and participations (Note 9)	148	145	20
Deferred tax assets (Note 6, 10)	206	245	34
Long-term receivables (Note 11)	252	226	31

Total fixed assets	7,689	7,126	990
Current assets
Inventories (Note 12)	3,154	2,676	372
Current operating receivables
Trade receivables (Note 13)	1,931	1,880	261
Other receivables	492	562	78
Prepaid expenses and accrued income	165	192	27
Liquid funds
Short-term investments (Note 14)	1,027	1,169	162
Cash and bank (Note 14)	989	1,497	208
Total liquid funds	2,016	2,666

Total current assets	7,758	7,976	1,109
TOTAL ASSETS	15,447	15,102	2,099

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2002 and 2003

	2002	2003	20031)
	SEK	SEK	USD Unaudited
	In millions
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity (Note 15)
Restricted equity
Share capital	868	844	117
Restricted reserves	1,575	2,006	279
Unrestricted equity
Unrestricted reserves	135	(398)	(55)
Net income for the year	1,429	1,558	217

Total shareholders’ equity	4,007	4,010	557
Minority interests	686	597	83
Provisions
Provisions for pensions and similar commitments (Note 16)	395	372	52
Provisions for taxation (Note 6)	1,031	1,083	151
Other provisions (Note 17)	867	664	92

Total provisions	2,293	2,119	295
Long-term liabilities
Interest-bearing bond loans (Note 18)	4,485	4,508	627
Interest-bearing liabilities to credit institutions (Note 18)	33	27	4
Other long-term liabilities	85	66	9

Total long-term liabilities	4,603	4,601	639
Current liabilities
Interest-bearing liabilities to credit institutions (Note 18)	990	846	118
Accounts payable	715	719	100
Tax liability	69	91	13
Other current liabilities (Note 19)	1,302	1,329	185
Accrued expenses and deferred income (Note 20)	782	790	110

Total current liabilities	3,858	3,775	525

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	15,447	15,102	2,099

Pledged assets (Note 21)	92	154	21
Contingent liabilities (Note 22)	299	441	61

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Statement of Changes in Shareholders’ equity

for the years ended December 31, 2001, 2002 and 2003

	Share capital	Restricted reserves	Unrestricted equity	Total equity	Total equity
					USD1) Unaudited
	In millions
Shareholders’ equity at December 31, 2000	969	1,291	2,324	4,584
Allocation to unrestricted reserves through cancellation of shares	(77)		77	—
Transfers between restricted and unrestricted equity		334	(334)	—
Dividend paid			(490)	(490)
Repurchase of own shares			(1,169)	(1,169)
Translation differences for the year			(48)	(48)
Net income			1,228	1,228

Shareholders’ equity at December 31, 2001	892	1,625	1,588	4,105
Allocation to unrestricted reserves through cancellation of shares	(24)		24	—
Transfers between restricted and unrestricted equity		(50)	50	—
Dividend paid			(508)	(508)
Repurchase of own shares			(552)	(552)
Translation differences for the year			(467)	(467)
Net income			1,429	1,429

Shareholders’ equity at December 31, 2002	868	1,575	1,564	4,007	461
Allocation to unrestricted reserves through cancellation of shares	(24)		24	—	—
Transfers between restricted and unrestricted equity		431	(431)	—	—
Dividend paid			(535)	(535)	(74)
Repurchase of own shares			(959)	(959)	(133)
Sale of own shares			55	55	8
Translation differences for the year			(116)	(116)	(16)
Net income			1,558	1,558	217

Shareholders’ equity at December 31, 2003 (Note 15)	844	2,006	1,160	4,010	557

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Statements of Cash Flows

for the years ended December 31, 2001, 2002 and 2003

	2001	2002	2003	20031)
	SEK	SEK	SEK	USD
				Unaudited
	In millions
Operations
Income after financial items	1,840	2,126	2,174	302
Depreciation and amortization	670	651	665	92
Other	78	(53)	49	7

	2,588	2,724	2,888	401
Taxes paid	(634)	(241)	(515)	(72)

Cash flow from operations before changes in operating capital	1,954	2,483	2,373	330
Cash flow from changes in operating capital
Trade receivables	(182)	56	(34)	(5)
Inventories	(127)	86	169	23
Other assets	75	1	(32)	(4)
Accounts payable	(28)	0	38	5
Accrued expenses and other current liabilities	(83)	(41)	124	17

Cash flow from operations	1,609	2,585	2,638	367
Investment activities
Investments in property, plant and equipment	(633)	(751)	(551)	(77)
Sales of property, plant and equipment	72	106	26	4
Acquisition of subsidiaries and associated companies (Note 23)	(962)	(53)	(78)	(11)
Acquisition of intangible assets	(12)	(18)	(27)	(4)
Change in financial receivables	15	(1)	5	1

Cash flow from investment activities	(1,520)	(717)	(625)	(87)
Financing activities
Change in short-term loans	58	(339)	(35)	(5)
Long-term loans	1,407	670	635	88
Amortization of long-term loans	(1,181)	(832)	(731)	(102)
Dividends paid	(490)	(508)	(535)	(74)
Repurchase of shares	(1,169)	(499)	(1,012)	(141)
Sale of shares	—	—	55	8
Hedge of foreign exchange rates	(200)	264	296	41
Other	122	(122)	—	—

Cash flow from financing activities	(1,453)	(1,366)	(1,327)	(184)
Cash flow for the year	(1,364)	502	686	95
Liquid funds at the beginning of the year	2,960	1,606	2,016	280
Translation differences attributable to liquid funds	10	(92)	(36)	(5)

Liquid funds at the end of the year (Note 14)	1,606	2,016	2,666	371

Supplementary information (Note 23)

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

See Notes to Consolidated Financial Statements.

1.	Significant accounting policies

Business

Swedish Match is a Swedish-based international group that produces a broad range of tobacco products, matches and disposable lighters. Tobacco products are sold primarily in the United States and Europe. Matches and disposable lighters are sold worldwide.

Basis of presentation

The consolidated financial statements of the Swedish Match Group have been prepared in accordance with accounting principles generally accepted in Sweden. These accounting principles differ in certain respects from accounting principles generally accepted in the United States, as explained in Note 26.

Recently issued accounting pronouncements

As of the current fiscal year, the following new recommendations from the Swedish Financial Accounting Standards Council apply: RR 2:02 Inventories, RR 22 Presentation of Financial Reports, RR 24 Investment Properties, RR 25 Reporting for Segments, RR 26 Events after the Balance Sheet Date, RR 27 Financial Instruments; Disclosures and Classification, and RR 28 Government Subsidies. The new recommendations did not involve any changes to the accounting principles applied. In all other respects, the accounting principles are unchanged compared with the preceding year.

During 2004, Swedish Match will change the principles for reporting pensions, etc. to conform with the Financial Accounting Standards Council’s recommendation RR 29 Employee Benefits. One of the implications of this recommendation is that all deficits or surpluses in funded defined-benefit pension plans are to be reported in the consolidated balance sheet as liabilities, and all surpluses as assets. Swedish Match estimates that the transition to RR 29 during the first quarter of 2004 will result in an increase in the liability in the consolidated balance sheet in an amount of approximately 260 MSEK, net after adjustment for deferred taxes, with a corresponding reduction in shareholders’ equity.

Principles of consolidation

The consolidated financial statements include the Parent Company, all subsidiaries and associated companies. Subsidiaries are defined as companies in which Swedish Match holds shares vested with more than 50 per cent of the votes or in which Swedish Match has a decisive influence in some other way. Associated companies are defined as companies in which Swedish Match exercises a significant long-term influence without the jointly owned company being a subsidiary. This normally means that the Group holds 20-50 per cent of total voting rights. Holdings in associated companies are reported in accordance with the equity method. The Group’s share of the reported income of associated companies is reported as a proportion of operating income and income taxes.

All acquisitions of companies are reported in accordance with the purchase method. Companies divested during the year are included in the consolidated financial statements up to the date of sale. Companies acquired during the year are included in the consolidated financial statements from the date of acquisition.

Minority interests in Swedish Match’s income are reported after income taxes.

Other shareholdings are reported at acquisition value; dividends received are reported as income.

Foreign currencies

Translation of financial statements of foreign subsidiaries

The accounts of foreign subsidiaries are translated to Swedish kronor using the current method. Balance sheets, accordingly, are translated at year-end exchange rates and income statements are translated at average exchange rates for the year. Translation differences arising from translations of income statements and balance sheets are entered directly under equity.

The exchange rates used for the Group’s most significant currencies are shown in the table below.

		Average exchange rate Jan - Dec			Exchange rate at December 31
Country	Currency	2003	2002	2001	2003	2002	2001
USA	USD	8,09	9,72	10,33	7,25	8,78	10,61
Euro	EUR	9,12	9,16	9,25	9,07	9,15	9,35
Brazil	BRL	2,64	3,47	4,42	2,52	2,46	4,55
South Africa	ZAR	1,07	0,92	1,22	1,10	1,02	0,91

Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currency are translated at the closing day rate, with the exception of hedged items, which are translated at the respective rate of the associated forward contract. Exchange gains and losses are reported in operating income to the extent they amount to operating balance dealings and otherwise in net financial items.

Derivate Instruments

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

To some extent, Swedish Match hedges currency exposure to investments in foreign net assets, including goodwill. Hedging is achieved by entering into forward exchange contracts that are valued at the closing day rate. Translation differences in hedging transactions are eliminated from the income statement and, as with differences from the translation of net assets, are taken directly to shareholders’ equity in the balance sheet.

Interest-rate swaps

The Company uses interest-rate swaps to adjust the relationship between borrowing at fixed and variable interest rates. An interest swap involves the exchange of fixed interest rates on a loan or investment for variable interest, or vice versa. Since interest swaps are linked to the underlying loan or investment in terms of the amount and maturity period, interest swaps are reported at amounts corresponding to the accrued interest.

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

Revenue reporting

Revenue from the sale of goods is recognized when an agreement exists with the customer, delivery has taken place and all significant risks have been transferred to the customer.

Items affecting comparability

Significant revenue or expense items which are not expected to take place frequently, are classified net as Items affecting comparability and reported separately on the face of the income statement and in the notes to the financial statements. Items affecting comparability include costs for restructuring programs as well as nonrecurring revenues from sales of operations and shares, which has previous years been reported as operating assets.

Income taxes

Reported income taxes include tax to be paid or refunded with regard to the current year, adjustments concerning prior years’ taxes, changes in deferred taxes, and shares in the taxes of associated companies. Valuation of all tax liabilities/receivables takes place in nominal amounts, and is performed in accordance with the tax rules and tax rates that have been enacted. In the case of items reported in the income statement, related tax effects are also reported within the income statement. Tax effects of items that are entered directly against shareholders’ equity are recorded against shareholders’ equity. Deferred taxes are calculated according to the liability method on all temporary differences that arise between the reported and taxation values of assets and liabilities. Deferred tax assets with regard to loss carryforwards or other future tax-related deductions are reported to the extent that it is probable that the deduction can be offset against any surplus at time of future taxation. Due to the relationship between reporting and taxation, the Parent Company reports the deferred tax liability on untaxed reserves as a part of the untaxed reserves.

Intangible fixed assets

Intangible fixed assets are amortized on a straight-line basis over 5–20 years. Goodwill in major subsidiaries with long-term documented operations, strong brands and good market positions, is amortized over 20 years. Acquired brands are amortized over 20 years if similar conditions prevail.

If the book value of an asset is higher than the expected recoverable value, the asset is written down to the latter value.

Tangible fixed assets

Tangible assets are reported after deduction for accumulated depreciation according to plan and after any accumulated write-downs. Depreciation of property, machinery and equipment is based on the acquisition cost of the asset and its estimated useful life. Plant buildings and related land improvements are generally depreciated over periods of 20–25 years, while office properties are generally depreciated over 40-50 years. The estimated useful life for vehicles is normally 5 years and 5–15 years for machinery and equipment.

New acquisitions and replacements are capitalized, while repair and maintenance costs are expensed as incurred. When assets are sold or discarded, the acquisition cost is written off, and the associated accumulated depreciation and any gain or loss is entered in the income statement. Any interest expenses are not added to the acquisition cost of the asset but are expensed as they arise. The straight-line depreciation method is used for all types of assets.

If the book value of an asset is higher than the expected recoverable value, the asset is written down to the latter value.

Inventories

Inventories are reported at the lower of cost or market and in all significant respects in accordance with the FIFO (first-in, first-out) method after deductions for obsolescence. Unrealized inter-company gains are eliminated in their entirety.

Leases

Leases of fixed assets, whereby the Group is essentially subject to the same risks and benefits as with direct ownership, are classified as finance leases. However, the Group has entered into certain finance lease agreements relating to company cars, photocopiers, etc. that, based on materiality criteria, are reported as operating lease. Leases of assets where the lessor essentially retains ownership of the assets is classified as operating lease. Lease charges are charged to the income statement on a straight-line basis over the lease term.

Provisions

Provisions are defined as obligations that pertain to the fiscal year or previous fiscal years, and which, on the closing day, are deemed certain or probable to occur, but for which the amounts or the time when they will be fulfilled are uncertain. In the balance sheet, pensions, deferred tax liabilities, restructuring reserves, guarantee commitments and similar items are reported as provisions. For 2003 and earlier years, pension provisions were calculated in accordance with local laws and ordinances in each country.

Research and development

The Group has ongoing costs for product development. The applicable recommendation imposes stringent requirements as to when a product development project can be reported as an intangible asset in the balance sheet. In practice, these requirements resulted in all product development costs being expensed as they occurred. Research costs are expensed continuously as they occur.

Segment reporting

Swedish Match’s operations comprise seven business segments: snuff, chewing tobacco, cigars, pipe tobacco and accessories, matches, lighters and other operations. Geographic areas constitute secondary segments and cover the following market regions: the Nordic region, Europe excluding the Nordic region, North America and Rest of the World.

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

Convenience translation to US dollars

The Consolidated Financial Statements as of and for the year ended December 31, 2003 are also presented in US dollars. These amounts are unaudited and presented solely for the convenience of the reader at the rate of USD 1.00 = SEK 7.1950, the Noon Buying Rate on December 31, 2003 of the US Federal Reserve Bank of New York. Such translations should not be construed as representations that the Swedish kronor amounts represent, or have been or could be converted into, US dollars at that or any other rate. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

2.	Selling and administrative expenses

Selling expenses include expenses for Research and Development and similar expenses amounting to SEK 100, 99 and 100 million for the years ended December 31, 2001, 2002 and 2003 respectively.

Administrative expenses include costs for auditors’ fees in accordance with the table below:

	2001	2002	2003
Auditing assignments	16	14	13
Other assignments	8	8	7

PricewaterhouseCoopers	24	22	20
Other accountants (auditing assignments)	1	1	1

3.	Other operating income and other operating expenses

Included in other operating income are exchange rate gains of SEK 15, 12 and 12 million for the years ended December 31, 2001, 2002 and 2003 respectively.

Included in other operating expenses are exchange rate losses of SEK 14, 13 and 19 million for the years ended December 31, 2001, 2002 and 2003 respectively.

4.	Items affecting comparability

During 2002, a cost of SEK 68 million was charged to a rationalization program in Continental Europe, both within sales and production of cigars and lighters.

A provision of SEK 80 million for the restructuring of cigar operations in Belgium and the US is entered as an item affecting comparability for 2001.

5.	Exchange rate differences and other financial items

	2001	2002	2003
Exchange rate difference	43	4	1
Other financial items	(30)	(20)	3

Total	13	(16)	4

6.	Taxes

Income taxes in 2001, 2002 and 2003 were distributed as follows:

	2001	2002	2003
Current income taxes	(399)	(453)	(524)
Deferred income taxes	(181)	(190)	(30)
Other taxes	(9)	(5)	(18)

Total	(589)	(648)	(572)

The tax effects of temporary differences which resulted in assets and liabilities in the form of deferred tax for the years as of December 31, 2002 and 2003 are summarized below.

	2002	2003
Loss carryforwards	255	268
Reserve for doubtful receivables	—	6
Restructuring reserves	36	34
Pension and healthcare benefits	95	79
Tax allocation reserves	(378)	(397)
Depreciation in excess of plan	(358)	(417)
Inventory reserves	(63)	(60)
Other	(218)	(215)
Valuation reserves	(194)	(136)

Net deferred income tax liabilities	(825)	(838)

Classified per balance sheet category
Deferred tax assets	206	245
Less tax provisions	(1,031)	(1,083)

Net deferred income tax liabilities	(825)	(838)

The valuation reserve amounting to SEK 136 million pertains to loss carryforwards not assigned value in the amount of SEK 100 million, restructuring costs in the amount of SEK 29 million and other temporary deductible differences not assigned value in the amount of SEK 7 million.

At December 31, 2003 the Group had deductible loss carryforwards corresponding to SEK 856 million.

The Group’s deductible tax loss carryforwards expire as follows:

Year	Amount
2004	58
2005	43
2006	18
2007	16
2008	33
2009	11
Thereafter	677

Total deductible tax loss carryforwards	856

The Group’s net earnings were charged with tax of 32.0 per cent in 2001, 30.5 per cent in 2002 and 26.4 per cent in 2003. The difference between the Group’s tax expense and application of the statutory tax rate in Sweden of 28.0 per cent is attributable to the items shown in the following table:

	2001	2002	2003
Swedish tax rate	28.0	28.0	28.0
Adjustments for foreign tax rates	2.5	2.2	1.1
Losses that could not be utilized	2.1	0.7	1.4
Non-taxable items	(5.2)	(2.4)	(2.3)
Non-deductible amortization on goodwill	2.6	2.0	2.1
Adjustments for taxes in prior years	(0.7)	(1.2)	(3.6)
Non-deductible expenses	2.6	2.3	0.7
Other items	0.1	(1.1)	(1.0)

Total	32.0	30.5	26.4

Nonrecurring items have had a positive effect on the tax rate for 2003.

7.	Intangible fixed assets

Intangible assets as of December 31 included the following:

	Trademarks		Goodwill		Other intangibles assets		Total
	2002	2003	2002	2003	2002	2003	2002	2003
Acquisition value brought forward	1,964	2,053	4,375	3,783	76	79	6,415	5,915
Purchases/Investments	—	—	—	—	18	27	18	27
Companies acquired	—	—	14	54	—	—	14	54
Reclassifications	125	—	(125)	—	—	18	0	18
Exchange differences, etc.	(36)	(27)	(481)	(390)	(15)	(4)	(532)	(421)

Accumulated acquisition value carried forward	2,053	2,026	3,783	3,447	79	120	5,915	5,593
Amortization brought forward	(313)	(405)	(1,298)	(1,338)	(35)	(27)	(1,646)	(1,770)
Amortization for the year	(115)	(100)	(208)	(212)	(4)	(7)	(327)	(319)
Reclassifications	(5)	—	5	—	—	—	0	—
Exchange differences	28	10	163	149	12	(15)	203	144

Accumulated amortization carried forward	(405)	(495)	(1,338)	(1,401)	(27)	(49)	(1,770)	(1,945)

Book value carried forward	1,648	1,531	2,445	2,046	52	71	4,145	3,648

8.	Tangible fixed assets

Tangible fixed assets as of December 31 included the following:

	Building and land*		Machinery and other plant		Equipment, tools and installations		Current new construction		Total
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Acquisition value brought forward	2,192	1,815	3,117	3,011	380	439	381	599	6,070	5,864
Purchases/Investments	33	62	169	274	77	53	472	162	751	551
Companies acquired	17	3	2	—	—	2	—	—	19	5
Sales/scrapping	(96)	(17)	(39)	(56)	(12)	(27)	(3)	—	(150)	(100)
Reclassifications	36	284	195	225	7	62	(210)	(589)	28	(18)
Exchange differences	(367)	(227)	(433)	(280)	(13)	(5)	(41)	(29)	(854)	(541)

Accumulated acquisition value carried forward	1,815	1,920	3,011	3,174	439	524	599	143	5,864	5,761

Depreciation brought forward	(787)	(703)	(2,064)	(1,967)	(225)	(253)	(24)	(3)	(3,100)	(2,926)
Depreciation for the year	(43)	(77)	(233)	(214)	(48)	(55)	—	—	(324)	(346)
Companies acquired	(2)	—	(2)	—	—	(1)	—	—	(4)	(1)
Sales/scrapping	26	6	32	55	10	25	—	—	68	86
Write-downs	(13)	—	(7)	—	—	—	—	—	(20)	—
Reclassifications	(6)	(1)	10	—	(6)	—	2	—	0	(1)
Exchange differences	122	91	297	179	16	5	19	14	454	289

Accumulated depreciation carried forward	(703)	(684)	(1,967)	(1,947)	(253)	(279)	(3)	11	(2,926)	(2,899)

Book value carried forward	1,112	1,236	1,044	1,227	186	245	596	154	2,938	2,862

*	Buildings and land includes land at a book value of SEK 387 million as of December 31, 2002 and SEK 361 million as of December 31, 2003.

At fiscal year-end, the Company has commitments to acquire tangible fixed assets at a value of SEK 40 million.

The tax assessment value as of December 31 for property estate in Sweden is indicated below:

	2002	2003
Buildings	124	302
Land	16	16

Total assessed tax value for property in Sweden	140	318

Depreciation on tangible assets has been allocated under the following headings in the income statement:

	2001	2002	2003
Cost of goods sold	(220)	(208)	(233)
Selling expenses	(19)	(32)	(35)
Administrative expenses	(90)	(84)	(78)

Total	(329)	(324)	(346)

9.	Shares and participations

Participations in associated companies and other shares included in financial fixed assets as of December 31 are in accordance with the following:

	2002		2003
	Ownership value,%	Book value	Ownership value,%	Book value
Arnold André GmbH & Co. KG	40	84	40	79
P.T. Jamafac	40	43	40	48
Other associated companies		8		7

Total shares in associated companies		135		134
Other shares and participations		13		11

Total shares and participations		148		145

Within the framework of normal business, Swedish Match carries out transactions with associated companies. Receivables from these companies totaled SEK 36 million as of December 31, 2001, SEK 54 million as of December 31, 2002 and SEK 30 million as of December 31, 2003. Total sales to associated companies amounted to SEK 121, 133 and 147 million for the years ended December 31, 2001, 2002 and 2003 respectively.

The following movements in shares in associated companies and other shares occurred in 2002 and 2003, respectively:

	2002	2003
Amount brought forward from preceding year	144	148
Writedowns of shares in other companies	—	(2)
Share in earnings of associated companies, net after tax	16	18
Dividends from associated companies	(8)	(16)
Exchange differences	(4)	(3)

Value carried forward	148	145

10.	Deferred tax assets

Deferred tax assets changed during 2003 and 2002 as shown in the table below:

	2002	2003
Opening balance from preceding year	230	206
Changes in deferred tax assets	22	69
Exchange rate differences	(46)	(30)

Closing balance	206	245

11.	Long-term receivables

Long-term receivables changed during 2003 and 2002 as shown in the table below:

	2002	2003
Opening balance from preceding year	317	252
Changes in long-term receivables	(22)	12
Exchange rate differences	(43)	(38)

Closing balance	252	226

12.	Inventories

Inventories as of December 31 consist of the following items after deductions for obsolescence:

	2002	2003
Finished goods	787	800
Work in progress	141	124
Leaf tobacco	2,086	1,610
Other input and consumable materials	248	254
Reserve for obsolescence	(108)	(112)

Total inventories	3,154	2,676

Reserve for obsolescence	2002	2003
Balance brought forward	(143)	(108)
Provision during the year	(22)	(50)
Withdrawal during the year	39	25
Write-off and other	18	21

Closing balance	(108)	(112)

13.	Reserve for bad debts

Reserve for bad debts as of December 31 consists of the following:

	2002	2003
Balance brought forward	(146)	(111)
Provision during the year	(10)	(42)
Recovery during the year	12	24
Write-off during the year	15	10
Exchange rate difference	18	8

Closing balance	(111)	(111)

14.	Liquid funds

Liquid funds consist of short-term investments in the form of interest-bearing securities and cash and bank balances in accordance with the following:

	2002	2003
Short-term investments
Government bonds and treasury bills	492	616
Certificates of deposit	518	149
Housing certificates	—	398
Other financial investments	17	6

	1,027	1,169
Cash and bank
Bank accounts and cash	959	1,412
Investment loans in banks	30	85

	989	1,497

Total liquid funds	2,016	2,666

The Group includes in liquid funds short-term financial investments that are traded in the open market and for which the risk of fluctuations in value is insignificant.

15.	Shareholders’ equity

At the Annual General Meeting on April 24, 2001, approval was given for a further reduction of the share capital in an amount of SEK 36 million by cancelling 15,000,000 shares through a transfer to unrestricted reserves. This reduction was registered in October. Following these reductions, the share capital of the Company amount to SEK 891.8 million, represented by 371,596,181 shares, each with a par value of SEK 2.40.

During the year of 2001 25,146,710 shares were repurchased at an average price of SEK 46.49. As a result of the repurchase and after cancellations, Swedish Match held 21,596,000 shares, equal to 5.8 per cent of the Company’s shares. At December 31, 2001, the total number of shares outstanding, net after buybacks, amounted to 350,000,181, a decrease of 7 per cent during the year.

At the Annual General Meeting on April 23, 2002, approval was given for a further reduction of the share capital in an amount of SEK 24 million by cancelling 10,000,000 shares through a transfer to unrestricted reserves. This reduction was registered in October. Following the reduction, the share capital of the Company amount to SEK 868 million, represented by 361,596,181 shares, each with a par value of SEK 2.40.

During the year of 2002 7,995,000 shares were repurchased at an average price of SEK 69.00. As a result of the repurchase and after cancellations, Swedish Match held 19,591,000 shares at year end 2002, equal to 5.4 per cent of the Company’s shares. At December 31, 2002, the total number of shares outstanding, net after repurchase, amounted to 342,005,181, a decrease of 2.3 per cent during the year.

During the year of 2003 15,276,727 shares were repurchased at an average price of SEK 62.83. As a result of the repurchase and after cancellations, Swedish Match held 23,263,000 shares at year end 2003, equal to 6.6 per cent of the Company’s shares. At December 31, 2003, the total number of shares outstanding, net after repurchase, amounted to 328,333,181, a decrease of 4.0 per cent during the year.

As approved by the shareholders at the Annual General Meeting, the Company may hold 10 per cent of the Company’s shares at any given time. Repurchased shares may be used to acquire companies and to cover options issued within the framework of the Company’s options program.

Swedish Match’s share capital as of December 31, 2003 is distributed among 351,596,181 shares with a par value of SEK 2.40 per share. Each share carries one vote. Through repurchases and after share cancellations, the Company owns 23,263,000 shares, and the net total of shares outstanding, accordingly, amounts to 328,333,181.

The Board of Directors has decided to propose to the Annual General Meeting in April 2004 that a dividend of SEK 1.70 (1.60) be distributed to shareholders, which corresponds to a total of SEK 558 (535) million based on the number of shares outstanding at year-end.

Shareholders’ equity includes accumulated translation differences as follows:

	2001	2002	2003
Opening balance	(230)	(278)	(745)
Translation differences	(48)	(467)	(116)

Closing balance	(278)	(745)	(861)

The translation difference was reduced by currency hedging of shareholders’ equity amounting to SEK (61), (280) and 238 million in 2003, 2002 and 2001 respectively.

According to the Swedish Companies Act, dividends are limited to the lower of unrestricted equity according to the consolidated balance sheet and the parent company’s balance sheet after recommended appropriations to restricted equity.

16.	Pensions and similar commitments

The Group applies various pension plans for its employees worldwide. Pension provisions are calculated in accordance with actuarial principles in each country. Most of the company’s pension plans are defined benefit plans, which are covered either by insurance, or by funded or unfunded pension plans.

The pension benefits offered to employees of the Group’s Swedish operations are covered mainly by two fully independent superannuation funds. These funds also provide pension benefits for the employees of a former subsidiary. At December 31, 2003, the market value of assets in the funds exceeded the actuarial value of the pension obligations. The surplus funds can be used only after approval by the Boards of these funds. In 2002 and 2003, no contributions were made from these funds to the group’s companies’ in Sweden. In 2001, the funds contributed SEK 53 million. The Company has initiated a review of the pension funds’ operations.

The Group also has foundations or similar arrangements for a number of defined benefit plans, primarily in the US, Sweden and the UK.

Some of the Group’s defined benefit pension commitments, primarily local and national general plans, are covered by the Company. The present value of these future pension benefits is reported as a liability in the consolidated balance sheet and totals SEK 93 million in 2003 and SEK 88 million in 2002.

In addition to pension plans, the Group’s US subsidiaries employ unfunded plans for healthcare and other benefits for retired employees who fulfill the requirements for minimum age and years of service. These plans generally involve a cost contribution, for which the retired employee’s share of cost is adjusted regularly and includes other components such as deductible amounts and co-insurance. The estimated future cost of pension benefits for healthcare is entered as a liability, in accordance with US accounting principles. This liability in the consolidated balance sheet amounts to SEK 279 million in 2003 and SEK 319 million in 2002.

17.	Other provisions

Other provisions at December 31, 2003 consist of the following:

	Total provisions	Restructuring provisions	Tax provisions	Other provisions
Opening balance	867	88	596	183
Provisions	58	0	8	50
Utilization	(45)	(19)	13	(39)
Reversals for the year	(77)	(19)	(56)	(2)
Reclassifications	(29)	(29)	—	—
Translation differences	(110)	(3)	(92)	(15)

Closing balance	664	18	469	177

The restructuring reserves pertain mainly to the non-performing part of the past two years’ restructuring of the Group’s cigar operations in regard to severance pay, etc. Most of these provisions will be paid during the next two years.

The tax-related provisions mainly pertain to reserves for taxes in foreign subsidiaries in regard to previous income years. The timing of outflows of resources is difficult to predict.

Other provisions include allocations for issued discount coupons and for tobacco tax disputes in Sweden.

18.	Interest-bearing bond loans/liabilities to credit institutions

The maturity structure of the Group’s long-term interest-bearing liabilities is presented below:

Year	Amount
2005	903
2006	2,528
2007	299
2008	714
2009 and later	91

4,535

Current interest-bearing liabilities

	2002	2003
Next year’s amortization of long-term loans	730	601
Bank overdraft facility utilized	35	36
Other current liabilities	225	209

Total current interest-bearing liabilities	990	846

19.	Other current liabilities

Other current liabilities as of December 31 consist of the following:

	2002	2003
Tobacco taxes	798	840
Value Added Tax liability	231	263
Other	273	226

Total	1,302	1,329

20.	Accrued expenses and deferred income

Accrued expenses and deferred income as of December 31 consist of the following:

	2002	2003
Accrued wage/salary-related expenses	155	183
Accrued vacation pay	67	72
Accrued social security charges	61	66
Other	499	469

Total	782	790

21.	Pledged assets

For the Group’s own long-term liabilities:

	2002	2003
Property mortgages	—	1
Inventories	36	35
Receivables	18	25
Liquid funds	30	—

Total own long-term liabilities	84	61

Other collateral pledged:

	2002	2003
Liquid funds	8	93

Total other collateral pledged	8	93

22.	Commitments and contingent liabilities

Operating lease agreements

Future annual minimum charges under the terms of irrevocable operating lease agreements with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

Within one year	113
Later than one year but within five years	351
Later than five years	674

Total minimum lease charges	1,138

The Group’s leasing expenses for operating lease agreements amounted to SEK 108 million in 2001, SEK 118 million in 2002 and SEK 117 million in 2003.

Future irrevocable minimum lease income for properties that are sublet is distributed in accordance with expiration dates as follows:

Within one year	44
Later than one year but within five years	83
Later than five years	5

Total minimum lease income	132

Rental revenues, own properties

Within the Group are properties which in part are rented externally. At year-end, the properties being rented externally consist of the following:

Accumulated acquisition value, closing balance	409
Accumulated depreciation, closing balance	(136)

Book value, carried forward	273

Depreciation for the year amounts to SEK 15 million.

Future irrevocable minimum lease income for own properties that are leased externally is distributed in accordance with expiration dates as follows:

Within one year	37
Later than one year but within five years	107
Later than five years	96

Total minimum lease income	240

The Group’s rental revenues from own properties in 2003 amounted to SEK 42 million.

Contingent liabilities

	2002	2003
Guarantees to subsidiaries	194	158
Guarantees to external companies	6	3
Other guarantees and contingent liabilities	99	280

Total contingent liabilities	299	441

Guarantees to subsidiaries pertain to undertakings on behalf of the companies above and beyond the amounts utilized and entered as liabilities in the companies. Other contingent liabilities pertain in part to guarantees placed vis-à-vis state authorities for Group companies’ fulfilment of undertakings in connection with import and payment of tobacco taxes.

Performance-based adjustment of acquisition values

In the case of some of Swedish Match’s acquisitions there are agreements with the seller concerning a supplement to the purchase price if the profit of the acquired company reaches a certain pre-specified level. The maximum amount to which this can give rise is SEK 28 million.

There is an agreement with the minority shareholders of General Cigar concerning selling and buying options with regard to the minority’s holdings. The options can be exercised over the period 2004–2006. Valuation of the shares in connection with the exercising of sales options is determined on the basis of the company’s earnings, at certain minimum levels. The value of the minority shareholders’ total holdings, cannot be less than USD 97 million.

Leaf tobacco purchases

Some subsidiaries have entered contractual commitments with tobacco growers regarding future purchases of leaf tobacco.

Legal disputes

The Company is involved in a number of legal proceedings of a routine character. Among others, there are proceedings against General Cigar, where Cubatobaco is claiming that General Cigar does not have the right to use the Cohiba brand. (See note 28 for further information on the Cubatabaco lawsuit). General Cigar, jointly with a number of persons in the company’s management, Board of Directors and ownership sphere, is also the subject of a class action in the state of Delaware that was initiated in May 2000 as a result of Swedish Match’s purchase of shares in General Cigar. No damages amount has been determined in the case. Although the outcomes of these proceedings cannot be anticipated with any certainty, and accordingly no guarantees can be made, the view of management is that liabilities attributable to these disputes, if any, should not have any significant negative impact on the earnings or financial position of Swedish Match.

Subsidiaries of Swedish Match in the US are the defendant in cases where it is claimed that the use of tobacco products has caused health problems. Pinkerton Tobacco Company (subsidiary of Swedish Match North America, Inc.) is one of the defendants in a case in Minnesota in which the plaintiff claims that use of chewing tobacco caused her husband’s death. However, the court dismissed the case from any further proceedings in March 2003. An appeal has been lodged against the court’s decision, but corporate management is convinced that in the end Pinkerton will be dismissed from the case. Pinkerton is also named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is unclear whether any of the plaintiffs intends to pursue their demands separately against Pinkerton. Finally, Pinkerton Tobacco Company and Swedish Match North America Inc. are named as defendants in a class-action suit filed in Florida in November 2002 against several different companies active in the American market for smokeless tobacco and their joint interest association. Swedish Match has not yet replied to the charge and has been granted an unlimited time extension by the plaintiff. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously.

The Securities and Exchange Board of India (SEBI) has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 per cent of the shares outstanding in Wimco Ltd. In accordance with the ruling, the price per share shall be not less than 35 INR plus 15 per cent annual interest from January 27, 2001. The total purchase price in this case would amount to approximately SEK 58 million at an exchange rate of INR1=SEK 0.1591 plus interest. The ruling was appealed to the Securities Appellate Tribunal, which decided, however, not to change it. Swedish Match has appealed this decision to the Supreme Court in India, which has granted a retrial. A final decision is expected during the first half of 2004. If the Indian Supreme Court does not uphold Swedish Match’s plea, it could rule in favor of SEBI’s original decision or rule that Swedish Match must sell its shares in Wimco. There is a risk that shares that may be covered by compulsory bidding could be acquired at a price substantially higher than the book value of Swedish Match’s shares in Wimco.

The administrative court in Minden, Westphalia, Germany, has decided to refer the question of the legality of the EU’s snuff prohibition to the European Court in Luxemburg. In its decision the Court decided to stay the initiated proceedings pending a ruling from the European Court of Justice concerning the following question: Is the snus prohibition in accordance with imperative law of the European Community? Swedish Match’s distributor in Germany, Arnold André GmbH is claiming that the ban on the sales of snus is discriminatory and disproportionate, and that the EU exceeded its legislative competence when the prohibition was enacted. A similar case was also referred from the High Court of Justice in the UK in June 2003. The process in Luxemburg is expected to take approximately two years.

23.	Supplementary information to Cash Flow Statement

The cash flow statement is prepared using the indirect method. The cash flow reported only covers transactions involving payments received or made. For foreign subsidiaries, all transactions are translated at the average exchange rate for the year. Acquisitions or divestments by subsidiaries are included net under investment activities and do not affect cash flow in operations. Liquid assets comprise cash and bank balances. See note 14.

Acquisitions of subsidiaries in 2003

In 2003, subsidiaries were acquired for a total of SEK 78 million, including minority shares in already partly owned subsidiaries. For these companies taken as a whole, the total value of acquired assets and liabilities, purchase sums, and the impact on the Group’s liquid funds were as follows:

Tangible fixed assets	4
Intangible fixed assets	54
Inventories	14
Other assets/liabilities, net	6

Purchase price paid	78
Cash and bank balances in acquired companies	0

Effect on the Group’s liquid funds	78

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

Interest paid and dividends

Interest payments amounted to SEK 399 million in 2001, SEK 330 million in 2002 and SEK 283 million in 2003. Interest received amounted to SEK 138 million in 2001, SEK 95 million in 2002 and SEK 249 million in 2003.

Dividends received from associated companies amounted to SEK 11 million in 2001, SEK 8 million in 2002 and SEK 16 million in 2003.

24.	Reported and current value for interest-bearing financial instruments

The table below shows the book value (including accrued interest) and the actual value of each type of interest-bearing financial instrument as at December 31, 2003. Accounts receivable and accounts payable – trade, are reported at their actual value and have not been included in the table. The estimated current value is based on market prices at year-end. Loans have been assigned market value based on the current interest rate for the remaining duration, the original credit spread and the present-value computation of future cash flow. The values shown are indicative and will not necessarily be realized.

	2002		2003
	Book value	Estimated current value	Book value	Estimated current value
Short-term investments
Treasury bills	509	516	621	622
Bank certificates	519	519	150	150
Housing certificates	0	0	399	399

Total	1,028	1,035	1,170	1,171

Long-term loans
Fixed interest	(4,046)	(4,269)	(3,763)	(3,984)
Variable interest	(500)	(501)	(1,022)	(1,021)

Total	(4,546)	(4,770)	(4,785)	(5,005)

Short-term loans
Fixed interest	(439)	(442)	(560)	(565)
Variable interest	(566)	(566)	(308)	(307)

Total	(1,005)	(1,008)	(868)	(872)

Derivative instruments
Currency forwards	35	35	4	5
Currency swaps	86	94	239	263
Interest swaps	253	386	234	252

Total	374	515	477	520

25.	Segment reporting

Primary segments – product areas

The Group is organized in seven main product areas. Other operations include, inter alia, distribution of tobacco products in the Swedish market, sales of advertising products, Groupwide costs and costs for business development and legal fees.

The product area assets consist primarily of tangible and intangible fixed assets, inventories and operating receivables. Product area liabilities comprise operating liabilities. Non-allocated assets and liabilities mainly consist of financial items and taxes.

No sales are transacted between the different product areas.

The tables below summarize selected information by product area:

External sales	2001	2002	2003
Snuff	2,457	2,788	2,995
Chewing tobacco	1,377	1,333	1,146
Cigars	3,481	3,318	3,008
Pipe tobacco and accessories	933	843	909
Matches	1,690	1,648	1,395
Lighters	809	700	599
Other operations	2,888	3,013	2,984

Total	13,635	13,643	13,036

Income	2001	2002	2003
Snuff	950	1,233	1,386
Chewing tobacco	372	406	336
Cigars	500	522	393
Pipe tobacco and accessories	236	164	201
Matches	183	221	83
Lighters	101	74	14
Other operations	(149)	(181)	(189)

Subtotal	2,193	2,439	2,224
Items affecting comparability*	(80)	(68)	—
Operating income	2,113	2,371	2,224

Non-allocated costs and revenues
Interest income	121	108	229
Interest expense	(407)	(337)	(283)
Other financial items	13	(16)	4
Taxes	(589)	(648)	(572)
Minority shares	(23)	(49)	(44)

Net income	1,228	1,429	1,558

*	Items affecting comparability for 2002 in an amount of SEK 68 million were divided between Cigars (SEK 50 million) and Lighters (SEK 18 million). Items affecting comparability for 2001 in an amount of SEK 80 million pertain entirely to Cigars.

Profit participations in associated companies for the year amounted to SEK 15, 11 and 7 million for the years ended December 31, 2001, 2002 and 2003 respectively for Cigars and SEK 10, 11 and 13 million for the years ended December 31, 2001, 2002 and 2003 respectively for Matches. During 2001, operating income for Lighters was affected at an amount of SEK 3 million pertaining to profit participations in associated companies.

	Assets		Liabilities
Assets and liabilities	2002	2003	2002	2003
Snuff	1,505	1,558	301	401
Chewing tobacco	473	398	74	88
Cigars	6,407	5,391	578	560
Pipe tobacco and accessories	1,246	1,244	136	139
Matches	1,566	1,466	335	294
Lighters	572	483	161	137
Other operations	973	1,116	1,120	1,219
Non-allocated assets/liabilities	2,705	3,446	8,049	7,657
Minority shares and shareholders’ equity	—	—	4,693	4,607

Total	15,447	15,102	15,447	15,102

Equity shares in associated companies amounted to SEK 84 and 79 million per December 31, 2002 and 2003 respectively for Cigars. Equity shares in associated companies amounted to SEK 43 and 48 million per December 31, 2002 and 2003 respectively for Matches. Equity shares in associated companies amounted to SEK 7 and 7 million per December 31, 2002 and 2003 respectively for Lighters.

	Tangible fixed assets			Intangible fixed assets
Investments	2001	2002	2003	2001	2002	2003
Snuff	238	424	219	139	1	3
Chewing tobacco	36	42	23	—	—	—
Cigars	239	169	193	36	13	49
Pipe tobacco and accessories	9	20	15	673	—	20
Matches	68	58	81	5	10	3
Lighters	27	21	11	3	—	—
Other operations	16	17	9	23	8	6

Total	633	751	551	879	32	81

	Tangible fixed assets			Intangible fixed assets
Depreciation and amortization	2001	2002	2003	2001	2002	2003
Snuff	56	56	71	16	17	18
Chewing tobacco	35	41	29	—	—	—
Cigars	123	111	111	197	203	177
Pipe tobacco and accessories	9	9	13	63	53	58
Matches	60	60	80	26	34	39
Lighters	37	35	29	1	6	11
Other operations	9	12	13	38	14	16

Total	329	324	346	341	327	319

Secondary segments – geographic areas

The Group’s operations are primarily conducted in four geographic areas. The sales figures relate to the geographic area where the customer is domiciled. Assets and investments are reported where the asset in question is located. Non-allocated assets and liabilities are mainly assigned to financial items and taxes.

Sales outside the Group	2001	2002	2003
Nordic region	4,260	4,683	4,874
Europe excluding Nordic region	2,154	2,214	2,076
North America	4,973	4,688	4,135
Other areas	2,248	2,058	1,951

Total sales outside the Group	13,635	13,643	13,036

Assets		2002	2003
Nordic region		3,093	3,321
Europe excluding Nordic region		2,307	2,065
North America		5,335	4,224
Other areas		2,007	2,046
Undivided assets		2,705	3,446

Total assets		15,447	15,102

	Tangible fixed assets			Intangible fixed assets
Investments	2001	2002	2003	2001	2002	2003
Nordic region	209	420	253	12	17	5
Europe excluding Nordic region	106	124	68	136	2	42
North America	248	136	172	27	—	—
Other areas	70	71	58	704	13	34

Total assets	633	751	551	879	32	81

26.	Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles

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

A summary of the effects on the Group’s net income and shareholders’ equity of the application of US GAAP is presented in the tables below:

For the years ended December 31

	Note	2001 SEK	2002 SEK	2003 SEK	20031) USD Unaudited
	In millions
Reconciliation of net income
Net income in accordance with Swedish GAAP		1,228	1,429	1,558	217
Items that increase or reduce net income
Reversal, changed accounting principles		(51)	—	—	—
Reporting of goodwill, etc.	a	(146)	191	211	29
Restructuring expenses	b	(47)	(29)	—	—
Sale-leaseback of properties	c	4	(24)	6	1
Derivative instruments	d	(29)	126	(99)	(14)
Pensions	e	17	(9)	(25)	(3)
Other	f	3	21	22	3
Tax effects of the above US GAAP adjustments		2	(38)	7	1

Net income in accordance with US GAAP, before cumulative effect of revised accounting principle		981	1,667	1,680	234
Cumulative effect of revised accounting principle	a	—	(206)	—	—

Net income in accordance with US GAAP		981	1,461	1,680	234
Earnings per share under US GAAP before cumulative effect of revised accounting principle
Basic		2.71	4.79	5.05	0.70
Diluted		2.70	4.75	5.03	0.70
Cumulative effect per share of revised accounting principle
Basic		—	(0.60)	—	—
Diluted		—	(0.59)	—	—
Earnings per share in accordance with US GAAP
Basic		2.71	4.19	5.05	0.70
Diluted		2.70	4.16	5.03	0.70

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28 2004, was USD 1.00 = SEK 7.4579.

As of December 31
	Note	2002 SEK	2003 SEK	20031) USD
				Unaudited
	In millions
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Swedish GAAP		4,007	4,010	557
Items that increase/reduce shareholders’ equity
Reporting of goodwill, etc.	a	1,587	1,776	247
Restructuring expenses	b	(41)	(34)	(5)
Sale-leaseback of properties	c	(290)	(284)	(40)
Derivative instruments	d	126	27	4
Pensions	e	(81)	(81)	(11)
Other	f	43	64	9
Tax effects of the above US GAAP adjustments		40	43	6

Shareholders’ equity in accordance with US GAAP		5,391	5,521	767

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2003 of USD 1.00 = SEK 7.1950. The Noon Buying Rate as of May 28, 2004, was USD 1.00 = SEK 7.4579.

a)	Reporting of goodwill, etc.

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

According to Swedish accounting principles, goodwill is to be amortized in a systematic manner over its useful life. The useful life for goodwill is always limited. In accordance with the US accounting recommendation FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have a indefinite useful lives may no longer be subject to amortization. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. Trademarks and other intangible assets in the company have thereby been deemed to have a definite useful life. As a consequence, the goodwill amortizations made since 2002, in accordance with Swedish accounting principles, for 2002 SEK 208 million and for 2003 SEK 212 million were reversed for US GAAP purposes.

According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with US GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations was calculated as the present value of the estimated future payments that the operations were expected to give rise to. This write-down was, in accordance with US GAAP, reported as a cumulative effect of accounting changes, and thus was charged to income for 2002. The goodwill impairment test performed during 2003 did not result in any impairment write-down. Reported income in accordance with US GAAP for 2001 was not affected by FAS 142. Had the Company applied FAS 142 beginning in January 2001, reported net income and earnings per share in accordance with US GAAP would have been as follows:

2001
Reported net income in accordance with US GAAP	981
Reversal of goodwill amortization	330

Adjusted net income in accordance with US GAAP	1,311

Earnings per share, basic	2001

Reported net income in accordance with US GAAP	2.71
Goodwill amortization	0.92

Adjusted net income in accordance with US GAAP	3.63

Earnings per share, diluted	2001

Reported net income in accordance with US GAAP	2.70
Goodwill amortization	0.91

Adjusted net income in accordance with US GAAP	3.61

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

Up until December 31, 2002 the recognition of restructuring cost under US GAAP, as specified in EITF 94-3, was deferred until a commitment date was established. This was usually the date on which management, having appropriate level of authority, committed the Group to the restructuring plan, identified all significant actions, including the method of disposition and the expected date of completion, and, in the case of employee terminations, specified the severance arrangements and communicated them to employees. Prior to 2002, the guidance under Swedish GAAP was not as prescriptive and, in certain circumstances, allowed for earlier recognition. Additionally, US GAAP was more prescriptive than Swedish GAAP regarding the types of costs which were allowed to be classified as restructuring cost, specifically those which were a direct result of the restructuring and which were not associated with the ongoing activities of the Group. As from 2002 Swedish GAAP was in all material aspects in line with EITF 94-3.

Certain costs for reorganization reserves, related to acquisitions prior to 2002, which pertain to the acquiring company are included in the goodwill amount in the consolidated balance sheet in accordance with Swedish accounting principles. In accordance with US GAAP, these costs have been expensed since they were not associated with the acquired company.

In January 2003 SFAS 146 was adopted under US GAAP. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. The timing of recognition and related measurement of liability for one-time termination benefits in relation to employees who are to be involuntarily terminated depends on whether the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period.

The SFAS 146 nullifies EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. All restructuring activities initiated prior to January 2003 continue to be accounted for in accordance with EITF 94-3 under US GAAP. In 2003 the company did not have any restructuring charges, however following the new US GAAP standard certain differences will exist in the future.

Certain costs for reorganization reserves, related to acquisitions prior to 2002, which pertain to the acquiring company are included in the goodwill amount in the consolidated balance sheet in accordance with Swedish accounting principles. In accordance with US GAAP, these costs have been expensed since they were not associated with the acquired company.

c)	Sale-leaseback of properties

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

This adjustment comprises the following components as of December 31:

	2002	2003
Buildings	611	610
Less accumulated depreciation	(129)	(144)
Buildings, net	482	466
Prepaid expenses	(13)	(14)
Finance obligation	758	737
Equity adjustment	(290)	(284)

d)	Derivative instruments

Under Swedish GAAP, the company has applied hedge accounting. Since the company does not fulfil the requirements under US GAAP for hedge accounting, changes in the fair value of the derivative instruments are reported in the income statement.

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

Alecta, the Swedish insurance company, announced its decision in April 2000 to repay pension fund contributions to its policyholders, including Swedish Match. The refunds comprise two components, a cash refund to be paid immediately and a receivable against which Swedish Match will be able to offset future premium payments. In accordance with Swedish GAAP, the cash payments and discounted present values of future premium reductions were booked as income during 2000. In accordance with US GAAP, only cash payments are recorded as income, while future premium reductions will be recorded as income when they are utilized.

f)	Other

Borrowing costs which are directly attributable to purchases, construction or production of an asset which requires considerable time to complete for its intended use, shall, in accordance with US GAAP, be included as part of the assets’ acquisition value. In accordance with Swedish accounting principles, these borrowing costs are expensed on an ongoing basis. During 2002 and 2003, SEK 16 million and SEK 24 million respectively were included in the acquisition value of buildings and land.

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

Swedish Match acquired 64 per cent of the American company General Cigar in May 2000. The Cullman family holds the remaining 36 per cent. In accordance with the shareholder agreement between Swedish Match and the Cullman family, the minority shareholders are afforded substantive participating rights, which entitles the minority shareholders to actively participate in significant issues pertaining to the daily operations of General Cigar. Accordingly, under US GAAP, General Cigar is not consolidated by Swedish Match; the investment in General Cigar is accounted for under the equity method. This does not result in any net effect on the reconciliation of net income or shareholders’ equity between Swedish GAAP and US GAAP. However, the balance sheet is affected by this difference. The following table presents a condensed consolidated balance sheet in accordance with Swedish GAAP and US GAAP, whereby all US GAAP adjustments described in this section are taken into account.

	Reported in accordance with Swedish GAAP		Restated values in accordance with US GAAP
	2002	2003	2002	2003
Fixed assets	7,689	7,126	9,989	9,660
Current assets	7,758	7,976	6,132	6,531

Total assets	15,447	15,102	16,121	16,191
Shareholders’ equity	4,007	4,010	5,391	5,521
Minority interests	686	597	41	27
Provisions	2,293	2,119	1,825	1,745
Long-term liabilities	4,603	4,601	5,153	5,207
Current liabilities	3,858	3,775	3,711	3,691

Total liabilities and shareholders’ equity	15,447	15,102	16,121	16,191

Supplementary US GAAP information

Consolidated Statement of Comprehensive Income

Components of comprehensive income consist of the following:

	2001	2002	2003
Net income under Swedish GAAP	1,228	1,429	1,558
Other comprehensive income
Currency translation differences	(48)	(467)	(116)

Comprehensive income under Swedish GAAP	1,180	962	1,442

Statement of Cash Flows

According to SFAS 95, “cash and cash equivalents” only cover funds with terms of three months or less. Some of Swedish Match’s liquid funds (see Note 14) do not meet this requirement. As a result, changes in this segment of liquid funds are reported as investments, as defined by SFAS 95.

Also, in accordance with Swedish accounting principles, changes in short-term borrowing, where the term is twelve months or less, are reported net. In accordance with SFAS 95, there is a three-month limit for such net reporting.

Change in short-term loans comprises the following:

	2001	2002	2003
Short-term loans, borrowings	224	152	57
Short-term loans, repayments	(166)	(457)	(76)
Net change in short-term loans maturing within 3 months or less	0	(34)	(16)

	58	(339)	(35)

Recently issued accounting pronouncements

FAS 149

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued FAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Adoption of this statement did not have a material impact on Swedish Match’s consolidated US GAAP financial statements.

FAS 150

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003 FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued. FAS 150 clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6 “Elements of Financial Statements” as well as other items. The statement requires that financial instruments having certain obligations, which can or must be settled by issuing equity or cash to classify and measure such instrument as a liability. This statement will be effective for the Company beginning December 1, 2004. The adoption of this statement is not expected to have a material impact on Swedish Match’s consolidated US GAAP financial statements.

SAB 104

On December 17, 2003 the Staff of the Securities and Exchange Commission issued Staff Bulletin 104 (SAB 104), “Revenue Recognition”, which supersedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element accounting guidance, superseded as a result of the issuance of EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. There was no impact in the Group’s consolidated financial statements as a result of adopting SAB 104.

FIN 46

Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) “Consolidation of Variables Interest Entities, an interpretation of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements.’” This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” of “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the interest holder exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

FIN 46 is required to be immediately applied by all entities with a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created after January 31, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Swedish Match does not have any material VIEs created after January 31, 2003. In accordance with the transition provisions of FIN 46, Swedish Match will adopt FIN 46-R for all VIEs in 2004. Disclosures in relation to the nature, size and potential maximum loss in relation to other VIEs created or acquired before January 31, 2003 where it is reasonably possible Swedish Match will consolidate these entities on adoption of FIN 46-R, or where Swedish Match is not the primary beneficiary but has a significant variable interest are discussed below.

Swedish Match is in the process of assessing its potential VIEs and the impact of adopting FIN 46 in its financial statements. Swedish Match holds 64 percent of the American company General Cigar. The Cullman family holds the remaining 36 percent. General Cigar is consolidated by Swedish March for purposes of Swedish GAAP. In accordance with the shareholder agreement between Swedish Match and the Cullman Family, the Cullman Family are afforded substantive participating rights, which entitles them to actively participate in significant issues pertaining to daily operations of General Cigar. Accordingly, under US

GAAP, General Cigar is accounted for under the equity method. Swedish Match is evaluating whether General Cigar should be consolidated according to FIN 46. A consolidation of General Cigar would not have had any effect on net income or shareholders’ equity. However, total assets as of December 31, 2003 would have increased by SEK 1,377 million, total liabilities would have increased by SEK 808 million and minority interest would have increased by SEK 569 million. In 1998 Swedish Match sold property and is now leasing the same property in accordance with a leasing agreement, which according to Swedish accounting principles is classified as an operating lease. As Swedish Match has an option to repurchase this property, the sales are, in accordance with US GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. Under US GAAP, the property remains on the books of the Company and depreciation continues to be recorded. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and leasing it back to Swedish Match. Swedish Match has paid SEK 10 million of capital into this entity and has no further obligations except for the quarterly leasing costs. The leasing company has put SEK 5 million of Capital into the entity, arranged with external financing, and has unlimited liability for the liabilities of the entity. Swedish Match is currently evaluating the classification under FIN 46. Swedish Match does not expect a consolidation of the leasing entity to have a material effect on its US GAAP consolidated earnings and financial position.

27.	Personnel

The average number of employees in 2002 was 40 for the Parent Company and 14,795 for the Group. For 2003 the numbers were 45 and 15,115 respectively.

Wages, salaries, other remuneration and social welfare expenses are summarized below:

	2002		2003
	Salaries and other compensation	Social welfare costs (of which pension costs)	Salaries and other compensation	Social welfare costs (of which pensions costs)
Parent Company	42	23(8)	46	25(8)
Subsidiaries	1,774	592(124)	1,725	620(104)

The Group	1,816	615(132)	1,771	645(112)

Wages, salaries and other remuneration by country and between members of the Board, etc., and other employees are summarized below:

	2002		2003
	Board and CEO (of which bonuses etc. and similar)	Other employees	Board and CEO (of which bonuses etc. and similar)	Other employees
The Parent Company
Sweden	14(3)	28	14(2)	32
Subsidiaries
Australia	2(0)	16	3(0)	15
Belgium	2	103	1	91
Brazil	4(1)	38	3(1)	32
Bulgaria	(0)	2	—	3
China	1	15	—	13
Dominican Republic	—	146	—	121
France	—	24	—	29
Germany	1	22	1	20
Honduras	—	37	—	33
Hungary	(0)	15	—	14
India	1(0)	65	1	55
Indonesia	—	1	—	13
Ireland	1(0)	13	1	12
Netherlands	4(1)	151	4	172
Philippines	1(0)	11	—	7
Portugal	—	4	—	5
South Africa	1	42	—	62
Spain	4	44	—	47
Sweden	4(0)	303	4(1)	357
Switzerland	(0)	10	2	3
Turkey	2	21	—	22
United Kingdom	4(1)	52	3	43
United States	13(2)	582	11(4)	504
Other countries	2(0)	10	3(0)	15

Total in subsidiaries	47(5)	1,727	37(6)	1,688

Group total	61(8)	1,755	51(8)	1,720

During year 2003, SEK 14.6 (13.7) million was paid into the profit sharing fund for Group employees in Sweden.

Employees of the Group distributed by country are summarized below:

	Average number of employees
	2002	2003	of which men, %
Parent Company
Sweden	40	45	53
Subsidiaries
Australia	54	50	60
Belgium	475	378	31
Brazil	802	800	72
Bulgaria	120	115	43
China	296	292	64
Dominican Republic	2,886	3,270	38
France	73	66	64
Germany	58	60	48
Honduras	1,018	1,087	45
Hungary	209	188	41
India	3,632	3,364	99
Indonesia	1,166	1,466	13
Ireland	46	38	41
Netherlands	445	414	83
Philippines	175	129	51
Portugal	24	30	67
South Africa	553	553	91
Spain	173	167	77
Sweden	929	996	57
Switzerland	8	6	67
Turkey	236	208	84
United Kingdom	87	72	61
United States	1,250	1,264	58
Other countries	40	57	72

Group total	14,795	15,115	60

Leading executives, gender distribution:

	2002		2003
	At end of period	(of whom men, %)	At end of period	(of whom men, %)
The Parent Company
Board members	10	80	10	80
CEO and other management	11	100	11	100
Group
Board members	130	95	130	95
CEO and other management	128	96	137	96

Compensation to senior executives

Compensation to Board

Fees are paid to the Chairman of the Board and Board members in accordance with decisions of the Annual General Meeting. No Board fee is paid to the President. A study fee in an amount of SEK 38,750 was paid to each of the three employee representatives on the Board, and in an amount of SEK 29,000 to each of the three deputy members. The fees paid to Board members elected by the Annual General Meeting for Board work during 2003 are shown in the table below:

Board fees to Board members elected by AGM

(SEK)	Board fee	Compensation Committee	Audit Committee	Total fees for Board work
Bernt Magnusson	625,000	37,500		662,500
Jan Blomberg	262,500	28,125	56,250	346,875
Tuve Johannesson	262,500			262,500
Arne Jurbrant	262,500		37,500	300,000
Meg Tivéus	262,500		37,500	300,000
Klaus Unger	262,500	28,125		290,625

Summa	1,937,500	93,750	131,250	2,162,500

Principles for compensation of senior executives

Compensation to the President and other senior executives is comprised of base salary, variable compensation in the form of a bonus, share-related instruments in the form of options, and other benefits. By senior executives is meant the ten persons who, together with the President, comprise Group management.

The breakdown between base salary, bonus and options is weighted with respect to the executive’s responsibility and authority. For 2003, the President’s bonus was maximized to 50 per cent of base salary, for the Executive Vice President the bonus was maximized to 40 per cent of base salary, and for other senior executives, 35 per cent of base salary.

Compensation and other benefits during the year:

(SEK 000s)		Base salary	Bonus	Options	Other compensation	Other benefits	Foundation	Total
President	2002	4,600	1,400	1,300	183	188	398	8,069
	2003	5,300	1,610	924	166	153	463	8,616

Other senior executives	2002	20,730	6,842	5,850	0	1,564	5,844	40,830
	2003	22,435	5,482	4,158	0	1,391	6,936	40,402

Total	2002	25,330	8,242	7,150	183	1,752	6,242	48,899
	2003	27,735	7,092	5,082	166	1,544	7,399	49,018

Comments to the table

•	Bonus pertains to bonus payments made during the year based on the results for 2002. The expensed bonuses for fiscal 2003, which are paid during 2004, amount to SEK 1,855,000 for the President and a total of SEK 4,485,000 for the rest of Group management

•	Options are reported at gross amounts, excluding social costs, which are disposable for allocation of options. Unless the employee personally pays income tax on the received options, the amount is reduced by the amount of the calculated income tax and the allocation is based on the net amount.

•	Other compensation to the President pertains to bonuses derived from associated companies.

•	Other benefits pertain to automobile benefit, housing benefit and other taxable benefits.

•

The Group has both defined-benefit and defined-contribution pension plans. Pension costs refer to the costs that affect net income for the year. The increase in pension liability in the foundation relates to defined-benefit pensions funded in a pension foundation. A certain portion of the pensions of the President and the Swedish members of Group management is funded in a pension foundation. The increase in liability in the foundation for these obligations during 2003 was 6,251 MSEK (4,085) for the President and 5,619 MSEK (5,436) for other members of Group management. No allocation was made to the foundation.

Bonus

For the President and staff managers, the bonus is based on the income per share trend, and for the division managers, on the operating income trend within the division and income per share.

Options

Number of shares corresponding received or acquired options.

	Program from previous years	Program of 2002 (paid in 2003)	Total
President
Number of options	269,387	110,000	379,387
Other members of Group management
Number of options	1,082,119	369,560	1,451,679

Pensions

The President is entitled to a pension from age 60. From age 60 to 65, a pension is paid at 70 per cent of pensionable salary. From age 65, a pension is paid at 45 per cent of pensionable salary. Other members of Group management are entitled to pensions at the normal pension ages of 60-65.

Between 60 and 65 years of age, pensions are paid at 70 per cent of pensionable salary. From age 65, pensions are paid at 32.5-70 per cent of pensionable salary. Pensionable salary (which can vary depending on country of service) is defined as cash salary plus the average of bonus payments received during the three years immediately prior to retirement, which may in no case amount to more than 35 per cent of the cash salary.

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

Preparation and decision-making process

The Compensation Committee held eight meetings during 2003.

The President’s salary, bonus and other employment conditions for 2003 were decided by the Compensation Committee. The Compensation Committee also decided, in consultation with the President, the salary, bonus and other employment conditions for 2003 for those employees who report directly to the President. The Compensation Committee decided on the criteria for incentives to senior executives and the payment of incentives. In addition, the Compensation Committee submitted proposals regarding the Group’s options program and profit-sharing system to the Board of Directors, which decided on this matter with the guidance of the Committee’s recommendations.

As from 2004, the Board of Directors acting in corpore will determine the President’s salary, bonus and other terms of employment, and adjudicate on remuneration issues based on principle.

Bonus and option program

Introduction

In addition to their basic remuneration, senior executives within the Group have both a short-term incentive program in the form of bonuses and a long-term incentive program in the form of options in Swedish Match AB. Both incentive programs are performance-based, and the cost of the programs has a fixed upper limit. The amount of the bonus is based on the increase in earnings per share, except for division presidents, for whom part of the bonus amount is based on the increase in operating income in their respective areas of responsibility. The allocation of options is based partly on the increase in earnings per share and partly on the return on the share compared with the return on the shares of a selection of other companies in the industry. This reflects the view of the Board of Directors that the Group’s incentive programs for senior executives should be based on measurable increases in shareholder value.

Bonuses

The bonus program for 2003 can give a maximum of 35 to 50 per cent of the basic salary, as shown in the table below. For the maximum allocation to be paid for the earnings-per-share factor, earnings per share must increase by at least 20 per cent compared with the preceding year. An additional requirement for division presidents to receive their bonuses is that operating income must improve in their respective area of responsibility, compared with the preceding year.

(percent)	Maximum bonus as percentage of fixed cash salary	Basis of distribution
		Earnings per share	Own division’s earnings
President	50	50
Vice President	40	40
Division President	35	17.5	17.5
Head of Group Staff	35	35

Options

The long-term program comprises an options program whereby the options allocated have a lifetime of five years. The options can be redeemed during the fourth or fifth year. During 2003, 57 executives were participating in the options program.

The requirements for the allocation of options in any given year are as follows:

•	that the total return on Swedish Match shares is positive, and better than the return on the shares of a selection of other companies in the industry, with a maximum allocation at a return that is 20 per cent higher than the average of the returns on the other companies’ shares.

•	that earnings per share increase and are higher than the average for the three most recent years, with a maximum allocation at a per-share earnings figure that is 20 per cent higher than the average over the preceding three years.

Both of these requirements (a positive total return that is higher than competitors’ returns and increased earnings per share) are equal in value. If the conditions relating to earnings have been met, the eligible executives are granted options. The options are assigned a market value in accordance with the Black-Scholes model and are issued without cost to the recipient. The options are irrevocable at the time of allocation. The value of the options allocated amounts to not more than 30 per cent of the basic remuneration amount for the executives participating in the program. The exercise price for the options amounts to 120 per cent of the average price for the Company’s shares during a ten-day period close to the date of allocation following publication of the accounts for the year.

As part of the options program, 1,428,490 call options were issued during the first half of 2003. They may be exercised during the period from March 1, 2006 to February 28, 2008. Each option entitles the holder to purchase one share at an exercise price per share of SEK 74.00. Using the Black & Scholes model, the fair value of these options was calculated to be SEK 8.40 option, or a combined total of SEK 12 million. Since the options were issued by Swedish Match AB, the amount in question was not expensed. However, the withholding tax and social security expenses that are paid at the time of allocation if applicable are expensed. This sum amounted to SEK 6 million for 2003.

The company hedges issued call options through buybacks of its own shares. During the year, 1,604,727 company-owned shares were sold to cover option-holders’ redemption of previously issued options. As a result, the number of outstanding call options written on the company’s own holdings amounted, at December 31, 2003, to a total of 6,001,950 shares, as shown in the table below.

Options outstanding at December 31, 2003:

Exercise period	Exercise price	Number of shares	Redeemed	Net outstanding
March 13, 2003-March 14, 2005	34.70	2,847,108	1,604 727	1,242,381
March 13, 2004-March 14, 2006	44.50	1,812,309		1,812,309
March 15, 2005-March 15, 2007	77.50	1,518,770		1,518,770
March 1, 2006-February 28, 2008	74.00	1,428,490		1,428,490

		7,606,677	1,604 727	6,001,950

Pensions

During 2003, the President was covered by a defined-benefit pension plan, according to which, from age 60 to 65, retirement pension benefits are paid at 70 per cent of pensionable salary, and from age 65, at 45 per cent of pensionable salary.

For other members of Group management, the normal pensionable age varies between 60-65 years.

Between 60 and 65 years of age, pensions are paid, if applicable, at 70 per cent of pensionable salary. Eight other members of Group management have defined-benefit pension plans, while two have defined-contribution plans.

In the case of defined-benefit plans in Sweden, the retirement pension under the ITP plan is payable at a rate of 30 per cent on portions of salary up to 30 base amounts and at a rate of 32.5 per cent on portions of salary above 30 base amounts.

In Sweden, pension benefits on portions of salary up to 30 base amounts are funded in Swedish Match’s PSF superannuation fund. Retirement pension benefits on portions of salary above 30 base amounts are funded in Swedish Match’s Pension Foundation. Pension benefits of members of Group management outside Sweden are normally funded in the local unit’s pension plan.

In most cases, pensionable salary refers to the fixed cash salary amount plus the average of the bonuses paid in the three preceding years. Variations may occur, depending on the country where the retiree has been working. When calculating pensionable salary, the annual bonus may in no case amount to more than 35 per cent of the fixed cash salary amount. All pension benefits are irrevocable.

28.	Subsequent events

On March 15, 2004 Swedish Match reached an agreement regarding the resolution of the complaint in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST). In the settlement, UST agreed to make a payment of USD 200 million to Swedish Match. Further, UST has agreed to cause the transfer of the assets of its cigar business to Swedish Match, including but not limited to brands, other intellectual property and inventory. The transfer of the cigar assets is expected to take place during the second quarter 2004.

On March 26, 2004 a judge in New York ruled in favor of Cuban-government owned Cubatabaco in its lawsuit against General Cigar over trademark ownership of the Cohiba brand in the United States. General Cigar, which currently manufactures and markets the Cohiba brand in the U.S. has stated that it will defend its rights and immediately appeal the ruling.