Form 20-F
period 2004-12-31
SWEDISH MATCH CORP
filed 2005-06-23
CIK 1011218

As filed with the Securities and Exchange Commission on June 23, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Shares, nominal value SEK 2.40 per share 336,596,181

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

INTRODUCTION AND USE OF CERTAIN TERMS

Swedish Match AB (publ) is a public limited liability company incorporated under the laws of the Kingdom of Sweden (“Sweden”). References in this Annual Report on Form 20-F (this “Annual Report”) to “Swedish Match AB” are to Swedish Match AB and its predecessors, and references to “Swedish Match”, the “Group”, the “Registrant” or the “Company” are to Swedish Match AB and its subsidiaries, unless the context requires otherwise. Swedish Match publishes its consolidated financial statements in Swedish kronor. In this Annual Report, references to “SEK” or “Swedish kronor” are to the currency of Sweden, references to EUR or euro are to the currency of the European Monetary Union, references to “INR” or Indian rupees are to the currency of India and references to “U.S. dollars”, “USD” or US$ are to the currency of the United States (U.S.). On December 31, 2004, the exchange rate between Swedish kronor and U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was USD 1.00 = SEK 6.6687. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”), which differ in certain respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”). For a narrative discussion of the principal differences between Swedish GAAP as currently in effect and U.S. GAAP, see Note 26 of the Notes to the Consolidated Financial Statements. In 2005, Swedish Match will be required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”).

In 2004, the Company delisted its American Depository Shares (ADS) from the Nasdaq National Market and cancelled its ADS facility program.

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

Because these statements involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include, but are not limited to:

•	general economic conditions, such as the rate of economic growth in the Company’s principal geographic markets or fluctuation in exchange rates;

•	industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the acceptability of new product introductions;

•	the availability and pricing of raw materials, and of tobacco in particular;

•	currency fluctuations;

•	the commencement or unfavorable outcome of litigation against the Company;

•	political and economic instability, especially in emerging and developing markets;

i

•	changes in the regulatory environment for tobacco products, including changes in taxes imposed on tobacco products; and

•	the transition from Swedish GAAP to IFRS

as well as the risk factors specified in this document, including under “Item 3.D. Risk Factors”.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The financial data set forth below for each of the years in the five-year period ended December 31, 2004 have been derived from the Consolidated Financial Statements of Swedish Match that have been audited by Öhrlings PricewaterhouseCoopers for the four years ended December 31, 2003 and by KPMG Bohlins for the year ended December 31, 2004. Consolidated balance sheets at December 31, 2004 and 2003 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2004 and notes thereto appear elsewhere in this annual report. The Consolidated Financial Statements from which the financial data below were derived were prepared in accordance with Swedish GAAP, which differ in certain respects from U.S. GAAP. See Note 26 of the Notes to Consolidated Financial Statements.

Millions unless otherwise stated	2000	2001	2002	2003	2004	2004
	SEK	SEK	SEK	SEK	SEK	USD(1)
Amounts in accordance with Swedish GAAP
Income statement data
Net sales	11,533	13,635	13,643	13,036	13,007	1,950
Operating income	1,886	2,113	2,371	2,224	3,370	505
Net income	1,144	1,228	1,429	1,558	1,828	274

Balance sheet data
Total assets	16,281	16,623	15,447	15,102	14,621	2,192
Share capital	969	892	868	844	808	121
Shareholders’ equity	4,584	4,105	4,007	4,010	4,358	654
Bond loans, long - and short-term liabilities to credit institutions	5,699	6,016	5,508	5,381	3,529	529

Per share data
Basic net income per share, SEK	2.76	3.40	4.10	4.68	5.61	0.84
Diluted net income per share, SEK	2.76	3.38	4.07	4.66	5.59	0.84
Basic weighted average shares, in thousands	410,177	361,506	348,295	332,679	325,709
Diluted weighted average shares, in thousands	410,177	363,016	350,894	334,162	327,014
Cash dividend declared per share, SEK	1.35	1.45	1.60	1.70	1.90	0.28

Millions unless otherwise stated	2000	2001	2002	2003	2004	2004
	SEK	SEK	SEK	SEK	SEK	USD(1)
Amounts in accordance with U.S. GAAP(2)
Net income	915	981	1,461	1,680	1,965	295
Shareholders’ equity	6,319	5,587	5,391	5,521	6,231	934
Basic net income per share, SEK	2.21	2.71	4.19	5.05	6.03	0.90
Diluted net income per share, SEK	2.21	2.70	4.16	5.03	6.01	0.90

Notes to Selected Consolidated Financial Data

(1)	Translated, solely for the convenience of the reader, at the Noon Buying Rate on December 31, 2004 of USD 1.00 = SEK 6.6687.
(2)	See Note 26 of the Notes to Consolidated Financial Statements for a reconciliation of net income and shareholders’ equity reported under Swedish GAAP to the corresponding amounts under U.S. GAAP and for a discussion of certain differences between U.S. GAAP and Swedish GAAP.

Dividends

The Company considers it desirable that funds not vital for the expansion and consolidation of the Group be transferred to the shareholders in the form of dividends and other forms, such as a share buybacks. Swedish Match policy is that the amount of a dividend should largely follow the trend of the Company’s net profit. When establishing a dividend, the size of planned repurchases of shares is also taken into account. It is estimated that the dividend amount will be between 30 percent and 50 percent of net profit. A buyback of shares is, in principle, a reverse new share issue and makes it possible to work continuously to manage the capital structure in the balance sheet. In view of Swedish Match’s stable and positive cash flow, the Board of Directors’ position with regard to buyback of shares is positive. The size and scope of share buybacks depends on the same factors as the size and the scope of the dividend, namely on Swedish Match’s financial position, net profit, anticipated future cash flow, as well as investments and expansion plans and also availability of non-restricted equity. Other factors that affect a repurchase are the price of the shares and the Company’s interest and tax expenses.

Dividends are expected to be paid following the end of the relevant financial year, if proposed by the Board and approved by the Company’s shareholders at the relevant Annual General Meeting. Subject to the foregoing, and consistent with Swedish practice, the Board would expect to propose only one dividend per year. The Annual General Meeting in April 2005 resolved that shareholders shall receive a dividend of SEK 1.90 per share, for a total amount of approximately SEK 612 million (compared with net income for the year of SEK 1,828 million), and the balance shall be retained in the business.

At the level of dividends proposed in the Board’s policy, the Company believes it will have adequate cash flow to fund future anticipated capital expenditures.

The table below shows the amount of dividends paid on each share in respect of each fiscal year indicated, translated into U.S. dollars per ADS on the basis of one ADS for every ten shares and at the Noon Buying Rate on each of the respective payment dates and, in the case of ADSs, after deduction of withholding taxes referred to below and under “Item 10.E. Taxation—Taxation of Dividends”. No information per ADS is given for dividends for the year 2004 as the ADS program was cancelled prior to the date of payment of dividends.

	SEK per Share	U.S. dollars per ADS
2000	1.35	1.3
2001	1.45	1.4
2002	1.60	1.4
2003	1.70	1.9
2004 1)	1.90	—

1)	The ADS program was cancelled in 2004

Certain holders of shares may be subject to U.S. federal income tax consequences on dividends paid in respect of shares See “Item 10.E. Taxation”.

Exchange Rate Data

The following table sets forth, for the years and dates indicated, certain information concerning the rate of exchange of the Swedish kronor to the U.S. dollar based on the Noon Buying Rate. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

Year ended December 31,	Period End	Average(1)	High	Low
2000	9.4440	9.2251	10.3600	8.3530
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6570	10.7290	8.6950
2003	7.1950	8.0351	8.7920	7.1950
2004	6.6687	7.3320	7.7725	6.5935
December 2004	—	—	6.8043	6.5939
January 2005	—	—	7.0069	6.6855
February 2005	—	—	7.1114	6.8275
March 2005	—	—	7.0716	6.7312
April 2005	—	—	7.1627	7.0118
May 2005	—	—	7.4108	7.0850
June 2005 (through June 17)	—	—	7.7112	7.4373

(1)	Represents the average of the exchange rates on the last day of each full month during the year.

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

Set forth below is a description of certain risks that may effect the Company’s business, financial condition and results of operations from time to time.

See “Item 4.B. Business Overview-Regulation”.

The Company is affected by legislation relating to tobacco, package labeling, marketing and advertising, smoking bans and trade barriers

Increasing health concerns related to tobacco smoking followed by increasingly severe restrictions on smoking in public places and in the workplace is evident in most countries where the Group sells its products. For example, countries such as Ireland, Norway, Sweden, Italy and several major U.S. cities and towns have passed laws banning smoking in bars, restaurants and other premises where food or drinks are served. Such bans could have a negative impact on consumption of products that the Company manufactures or distributes and on the Company’s results of operations. Furthermore, there is a trend towards increasingly severe regulations related to marketing and advertising of tobacco products, permissible ingredients in tobacco products and the reporting on such ingredients. These restrictions could also have a negative impact on consumption of the Company’s products and on its results of operations.

Changes in excise taxes and rules on collection of tobacco tax may reduce the Company’s sales and cash flow

Tobacco products are subject to substantial taxes in most countries where Swedish Match has significant sales. In many of those countries, the taxes on tobacco are generally increasing but the rate of increase varies between different types of tobacco products. Increased excise taxes or changes in relative tax rates for different tobacco products may result in decline in overall sales volume for the Company’s products that in turn could adversely affect Swedish Match’s results of operations. Changes in rules on the collection of tobacco taxes could negatively affect the Company’s cash flow.

The markets for the Company’s products are highly competitive

Swedish Match faces intense competition in each of its geographical markets and for each of its products. In order to be successful it must promote brand equity successfully and anticipate and respond to new customer trends. Restrictions on advertising and promotion may, however, make it more difficult to counteract loss of consumer loyalty to any particular brand or product. There can be no assurance that branding or new product launches by the Company’s competitors will not be successful in persuading consumers of the Company’s products to switch to competitors’ products, which could have a material adverse effect on the Company’s results of operations. See “Item 4.B Business Overview-Competition”.

Some of the Company’s businesses are subject to volume decline and price pressure

Developed markets for many tobacco products, have been generally declining in the past decades. This adverse trend is a result of consistent and substantial increases in the excise duty on tobacco products, increasing governmental regulation, government-funded anti-smoking campaigns and heightened public awareness of smoking-related health concerns. Any future substantial decline in demand could have a materially adverse effect on the Company’s operating profits.

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

The Company is distributing tobacco products in Sweden for a number of other companies, primarily manufacturers of cigarettes. Three companies account for over 97 percent of tobacco products distributed for third parties. The Company may face downward price pressure for its distribution services or loss of volumes to competing distributors in the future. In addition, the potential decrease in consumption of cigarettes due to laws enacted in certain countries banning smoking in public places and in the workplace may also result in reduction in the volume of products distributed, which could have an adverse impact on the Company’s revenues.

Changes in import restrictions could effect the Company’s sales negatively

The Company is selling products in countries where potential competition is barred from entering through import restrictions or import bans. Changes in import or export regulations can negatively affect the Company’s sales volumes and prices for its products.

Retailer consolidation could cause a decline in the Company’s sales and operating results

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

The Company faces litigation in the course of its business

The Company is involved in a number of legal and regulatory proceedings including pending lawsuits related to intellectual property rights and alleged injuries caused by tobacco products. There can be no assurance that the Company’s defenses will be successful in trial and substantial costs may be incurred in defending lawsuits. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes these lawsuits individually or in the aggregate, could have an adverse effect on the Company’s results of operations.

Swedish Match is not a party to the Master Settlement Agreement or the Smokeless Tobacco Master Settlement Agreement between various U.S. states and certain tobacco companies. To date, neither these settlements nor the legislation enacted as a result of them has had any material effect upon the business activities of Swedish Match in the U.S. The business is being conducted as it has been in the past but there can be no assurance that Swedish Match will not in the future enter into similar agreements that could have material adverse impact on the Company’s business.

The Company’s operations in certain developing countries are susceptible to such countries’ political and economic stability

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

The Company may not have adequate insurance

Each of Swedish Match’s insurance programs have limitations in coverage and there can be no assurance that any insurable damage caused is covered by insurance. Swedish Match has substantial operations in geographic areas where full insurance coverage against property damage resulting from storm and certain other natural disasters may not be obtainable. Swedish Match may not be able to obtain certain types of insurance or extend its existing insurance programs in the in the future.

Loss of production capacity could cause a decline in the Company’s sales and results of operations

For product categories where the Company does not have over capacity or where substitution between different production plants is not possible, it may lose market shares and profit in the event of loss of production capacity needed to supply its products.

Environmental cost and liabilities could adversely effect the Company’s financial condition

The Company cannot guarantee that it can meet all local environmental controls and regulations or that all such controls and regulations have been met in the past. In the event of changes to local regulations or of the legal environment or in case of accidental environmental pollution, the Company may have to incur additional costs for compliance.

The Company is subject to commodity risks

The raw materials used in the Group’s business, primarily tobacco, splintwood and raw material in various packaging material are commodities that experience price volatility caused by factors including weather conditions, growing conditions, local planting decisions, market fluctuations and changes in agricultural regulations. Commodity price changes beyond the Company’s control may result in unexpected increases in raw materials and packaging costs and the Company may be unable to increase its prices to offset these increased costs without suffering reduced volume and revenues.

With respect to the Company’s cigar business, unanticipated fluctuations in demand and changes between different years in the quality of tobacco grown require relatively high levels of raw tobacco leaf inventory. In some cases inventory for specific grades or types may be several years’ supply. In the event of a drop in final demand for finished goods, this inventory may be substantially higher than appropriate levels and lower income due to higher capital costs may result. In some circumstances, some of this inventory may need to be sold at prices below purchase prices or may have to be destroyed which would have a negative impact on the Company’s results of operations and cash flows.

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

Swedish Match has a substantial part of its production and sales in EU member countries, South Africa, Brazil, India and the U.S. Consequently, changes in exchange rates of EUR, South African Rand, Brazilian real, Indian rupees and the U.S. dollar in particular may adversely affect the Company’s results of operations, cash flow, financial condition or relative price competitiveness in the future. Such effects may occur both in local currencies and when such local currencies are translated into Swedish currency for purposes of reporting. The financing risk comprises risk arising from large borrowing requirements under austere credit market conditions where the Company may be refused to take up new loans or prolong its loans.

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

The Company could face impairment of goodwill and other fixed assets.

The value of goodwill and other intangible assets as well as other fixed assets is evaluated regularly to determine whether events or circumstances indicate that the value of the fixed assets are impaired. These evaluations include significant judgments made by management. Future events could cause the Company to conclude that impairment indicators exist and that a fixed asset is impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

Loss of key personnel could have a negative impact on the Company’s performance

The Company relies on a number of highly experienced and/or long standing employees with a detailed knowledge of tobacco and other business related issues. Unanticipated losses of key employees could result in a substantial loss of expertise, which would negatively affect activities and operating performance.

There are risks inherent in calculating the Company’s provision for pensions and similar obligations

As of December 31, 2004 the Company had provision for pensions and similar obligations of SEK 739 million. Calculating pension and similar obligations require management to make assumptions on discount rate, expected return on plan assets and rate of compensation increase. Actual results could differ from the assumptions made. The Company may be required to contribute additional amounts to its pension schemes which would have a negative effect on the Company’s results of operations. See Item 5.A. Operating Results – Critical Accounting Policies – Accounting for pensions.

The existence of counterfeit products in the marketplace could adversely effect the Company’s sales

Counterfeit products of Swedish Match branded products may be difficult to curb. Sales by others of counterfeit products could have a negative effect on the Company’s sales, volumes and brand goodwill.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development

Swedish Match AB (publ) was incorporated in 1917 as a limited liability company. In 1995 the Company changed to a public limited liability company with an indefinite duration under the laws of the Kingdom of Sweden. The Company’s principal executive office is located at Rosenlundsgatan 36, S-118 85 Stockholm, Sweden and its telephone number is +46-8-658-0200. The agent for the Company in the U.S. is Swedish Match North America, Inc. and its telephone number is +1-804-302-1700.

Swedish Match’s two main businesses, tobacco products and lights in the form of matches and disposable lighters, were separately established at the beginning of the century. After a number of transactions the business was acquired by Volvo and since 1994 Swedish Match operated as an independent company within the Volvo Group. In 1996, in line with a new strategic plan at Volvo to concentrate on automotive and transport equipment, Volvo divested the Swedish Match operation by way of a dividend to the Volvo shareholders and in May 1996, after the dividend, Swedish Match’s shares were listed on the OMX Stockholmsbörsen, Sweden (the “Stockholm Exchange”) and its American Depository Shares (ADS) on the Nasdaq National Market (“NASDAQ”). In 2004 due to the low liquidity of the ADSs these were delisted from NASDAQ. The last day of trading of the ADSs was on October 15, 2004. The Company also cancelled its American Depository Receipts program.

Swedish Match is a company producing and selling a broad range of market leading brands in the product areas snuff, chewing tobacco, cigars and pipe tobacco – niche tobacco products – as well as matches and lighters. The Group’s global operations generated sales of SEK 13,007 million in more than 150 countries in 2004. Production facilities are located in 15 countries. The average number of employees during 2004 was 15,039.

In January 2004 Swedish Match sold all its advertising textiles business.

In March 2004 Swedish Match settled its claim in Swedish Match North America, Inc. v. UST in which the Company was seeking injunction against UST to stop methods aimed at suppressing competition in the American snuff market and compensation for damages. In accordance with the settlement, UST has paid US$ 200 million to Swedish Match. Furthermore, UST agreed to cause the transfer of its cigar business to Swedish Match, including but not limited to brands, other intellectual property and inventory. Annual sales of the cigar business that was transferred amount to an average of approximately US$ 11 million.

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

In April 2005 Swedish Match acquired all of the remaining shares in General Cigars Holdings Inc. General Cigar is the market leader in premium cigars in USA, with well known brands such as Macanudo, Partagas and Punch.

Capital Expenditures

Swedish Match operates primarily in mature markets with limited capital expenditure requirements. Swedish Match’s capital expenditures amounted to SEK 486 million in 2004 and were equal to approximately 4 percent of sales. Capital expenditures amounted to SEK 551 million in 2003 and SEK 751 million in 2002. Depreciation of fixed assets amounted to SEK 332 million compared with 346 million in 2003 and SEK 324 million in 2002. Total capital expenditures over the period 2000-2004 were equal to 4.2 percent of total sales during the period.

Apart from necessary investments for replacement purposes, most of the Company’s investments involved rationalization measures, such as moving production among the Company’s facilities in order to maximize efficiencies and create economies of scale. As a result of increases in snuff sales, particularly sales of portion-packed snuff in Sweden, a new production plant was built in Kungälv, Sweden, near to Gothenburg. The total investment in the plant amounted to SEK 604 million. The plant started production in mid 2003.

Capital expenditure for 2005 is expected to be on the same level or somewhat below 2004. Capital expenditure is expected to be funded primarily through internally generated cash flow. Acquisitions, if any, may be financed through internally generated cash flow or debt financing.

Since Swedish Match manufactures high-turnover consumer products, the Company maintains relatively small inventories of finished products for many of its products.

For more discussion of the Company’s principal capital expenditure and divestitures, see “Item 5.A. Operating Results”.

4.B Business Overview

General

Swedish Match is a Swedish-based international group that produces a broad range of “other” tobacco products including snuff, chewing tobacco, cigars, and pipe tobacco as well as matches and disposable lighters. Swedish Match products are sold in more than 150 countries. Within the Company’s product offering, there are products characterized by strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters).

By tradition, Swedish Match has its greatest strengths in the Nordic region (primarily Sweden) and the U.S. The Company also has significant cigar and “lights” (i.e. matches and lighters) operations in Europe, pipe and snuff operations in South Africa and significant lights operations in parts of Asia and Latin America (Brazil).

Sales by Region

A breakdown of total revenues by principal geographic market is as follows:

North America. Most of the revenues in this region arise from smokeless tobacco and cigar sales in the U.S.

•	2002: SEK 4,688 million

•	2003: SEK 4,135 million

•	2004: SEK 4,036 million

Nordic region. Most of the revenues in this region arise from smokeless tobacco sales in Sweden, as well as distribution activities for all tobacco products on the Swedish Market.

•	2002: SEK 4,683 million

•	2003: SEK 4,874 million

•	2004: SEK 5,087 million

Europe, excluding Nordic region. Revenues in this region arise primarily from the sales of cigars, matches, lighters, and pipe tobacco.

•	2002: SEK 2,214 million

•	2003: SEK 2,076 million

•	2004: SEK 1,912 million

Latin America and Other Geographies. The single largest source of revenues in this region comes from sales of lighters and matches in Brazil and snuff and pipe tobacco in South Africa.

•	2002: SEK 2,058 million

•	2003: SEK 1,951 million

•	2004: SEK 1,972 million

Raw Materials

Raw materials consist primarily of tobacco leaf, which is sourced worldwide with purchase cycle times ranging from several months to several years. Although prices and availability for individual grades of tobacco from individual markets may vary considerably, the volatility is substantially mitigated by the nature of tobacco purchases and the wide geographic availability.

Marketing Channels

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

General

During 2004, the Swedish Match business structure was composed of four divisions having defined operating responsibility: North Europe, Continental Europe, North America, and Overseas Divisions. General Cigar has been operated as an independent division with its own production and sale of premium cigars. From April 2005, when Swedish Match acquired the remaining 36 percent of General Cigar that it did not own, steps have been taken to further integrate the administration of this business into Swedish Match North America. In 1999 the Company divested its cigarette operations.

Marketing, sales and production of tobacco and lights products are organized in the North Europe, Continental Europe, North America and Overseas Divisions. Lighter sales are coordinated through the Continental Europe Division, while match sales are coordinated through the Overseas Division. General Cigar sells its premium cigars primarily in the U.S. market.

Swedish Match’s financial reporting structure follows the six different product areas, Snuff, Chewing Tobacco, Cigars, Pipe Tobacco and Accessories, Matches, Lighters and Other operations.

Business - Snuff

Key data

(SEK millions unless otherwise stated)	2002	2003	2004
Sales	2,788	2,995	3,081
Operating income	1,233	1,386	1,373
Operating margin, %	44.2	46.3	44.6

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2002	2003	2004
Capital expenditures in tangible fixed assets	424	219	242
Average number of employees	825	908	924

With restrictions on tobacco smoking and growing health concerns relating to cigarettes, smokeless alternatives have been gaining a greater market potential. Swedish Match is the leading manufacturer of snuff in the Swedish and Norwegian markets and the third largest player in terms of market share in the U.S. Sales in 2004 amounted to SEK 3,081 million (2003: 2,995). Operating income for the year was SEK 1,373 million (2003: 1,386), corresponding to an operating margin of 44.6 percent (2003: 46.3).

Production for the Nordic market takes place at two factories in Sweden, in Gothenburg and in Kungalv (opened in 2003). The production for the American market takes place in Owensboro, Kentucky. Products for the South African market are primarily produced in Johannesburg, South Africa.

Volume in the U.S. grew by approximately 3 percent in 2004, while volume in the Nordic countries grew by slightly more than 1 percent. Overall sales of the Group’s snuff business grew by 3 percent during 2004 compared to 2003.

Snuff market

Sweden and other Nordic countries

Snuff is a traditional product that has become increasingly socially acceptable. Since snuff can be consumed discreetly in portioned packs, it has become an increasingly popular alternative to cigarettes for both men and women. Approximately 225 million cans of moist snuff are sold annually in the Nordic countries. In Sweden, the largest market, there are more than one million snuff consumers, corresponding to just over 10 percent of the population. Women account for some 20 percent of snuff consumers. Swedish Match has established its own quality standard called GOTHIATEK® for all of its snuff brands in the Nordic region. Well-known brands in the Swedish and Norwegian markets are Generalsnus, Ettan, Grovsnus, and Catch, which together account for approximately 80 percent of all snuff sales in Sweden and Norway.

Swedish Match has approximately 95 percent of the Swedish snuff market, with a number of smaller competitors, some competing in local or limited markets. The largest competitors are Gallaher, and Fiedler&Lundgren, both with production in Sweden.

Consumption of snuff has been rising most rapidly in metropolitan areas, where population growth is highest and restrictions on smoking are more stringent. Market growth has slowed considerably in Sweden in 2004, and the market is now growing at a rate of 1 - 3 percent per year. Portion-packed snuff’s share of the total snuff market is 57 percent, and rising.

In 2002, the Company launched line extensions to its Catch brand. In April 2003, the Company launched a new range of portion-packed products with a new more appealing appearance and a distinctive functional can lid. In 2004 further line extensions were introduced.

Swedish Match has the largest market share of the limited but growing Norwegian market. Consumption is increasing, with particular emphasis on portion-packed snuff, and was up by more than 20 percent in the Norwegian market in volume terms in 2004.

United States

Approximately 940 million cans of snuff were consumed in the United States in 2004. Consumption has increased at a higher pace in the past two years, after having been growing by about 2 to 3 percent annually for a number of years. The market is estimated to have grown by close to 6 percent, measured in cans, in 2003, and by nearly 7 percent in 2004. Swedish Match’s largest competitor is US Smokeless Tobacco Company and its subsidiaries (UST).

Swedish Match’s share of the market was for the full year 2004 approximately 8.9 percent down from 9.1 percent, according to AC Nielsen. Consumption volume declined for Timber Wolf, the best selling Swedish Match brand in the U.S. and a leading brand in the low-price segment in an extremely competitive market environment. Offsetting these volume declines, volume grew for a second Swedish Match value priced brand, Longhorn, which was launched in August 2003. The U.S. product range also includes Renegades, a portion-packed snuff. The Company has a limited test launch of a Swedish type of snuff, which is a smokeless tobacco product using the GOTHIATEK® process.

Other markets

In the South African market, nasal snuff is the dominant smokeless tobacco product. Swedish Match established operations in the South African market in 1999 through its acquisition of Dingler, with its Taxi brand.

Swedish Match has limited test market and selling activity relating to snuff in Russia, among other markets. At the end of 2004, the Company discontinued its test market activity for snuff in India.

The sale of moist snuff was prohibited in the EU in 1992, mainly because it was assumed that the product was carcinogenic. Sweden was exempted from the ban when entering the EU in 1995. Several studies in Sweden have shown that the assumed carcinogenic effects is lacking in scientific support. Against this background, the European Commission has decided to change the warning labels on packaging for smokeless tobacco, including moist snuff sold in Sweden. The prohibition on the sale of moist snuff throughout the rest of the EU remains in place following the decision by the European Court of Justice in December 2004, that the current ban on the sale of this type of product is not in breach of fundamental EU-law.

Within the EU, Swedish Match sells nasal snuff, under the brands Singleton’s, Kensington’s, and Rumney’s. Nasal snuff accounts for a small portion of total Swedish Match smokeless tobacco sales.

General

The Company expects that Sweden, Norway and the U.S. will continue to be the primary markets for Swedish Match’s snuff products.

The table below shows the size of the Snuff Business in relation to the Swedish Match Group in 2004.

	Snuff	Swedish Match	Percent
Sales, SEK millions	3,081	13,007	24
Operating income, SEK millions	1,373	3,370	41
Capital expenditures in tangible fixed assets, SEK millions	242	486	50
Average number of employees	924	15,039	6

Business - Chewing Tobacco

Key data

(SEK millions unless otherwise stated)	2002	2003	2004
Sales	1,333	1,146	1,058
Operating income	406	336	304
Operating margin, %	30.4	29.3	28.7

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2002	2003	2004
Capital expenditures in tangible fixed assets	42	23	18
Average number of employees	347	346	346

Swedish Match is the market leader in the chewing tobacco business in the U.S. Sales amounted to SEK 1,058 million (2003: 1,146). Operating income amounted to SEK 304 million (2003: 336), a decrease of 10 percent, as measured in Swedish kronor. In local currency (USD) terms, sales and operating income improved versus the previous year. Operating margin was 28.7 percent (2003: 29.3).

Chewing tobacco operations are conducted in the North American market, mainly in the U.S. Well known Swedish Match brands include the Red Man family and Southern Pride. In total, Swedish Match held a market share of approximately 44 percent of consumption volume in 2004.

The headquarters for the chewing tobacco operations are in Richmond, Virginia. Production is carried out in Owensboro, Kentucky.

During the fourth quarter of 2003, Swedish Match launched a new chewing tobacco product into test market in Japan in the Tokyo area. This product, branded Firebreak®, is a chewing tobacco in a gum base. The test market continued during 2004.

Chewing tobacco market

United States

The use of chewing tobacco is an old custom in the U.S. Consumption is mainly concentrated in a region comprising the southeastern states. Chewing tobacco is usually associated with outdoor and recreational activities, such as hunting and fishing.

Four major producers dominate the chewing tobacco industry in the U.S. Swedish Match is the market leader with its Red Man family of brands (Red Man, Red Man Golden Blend and Red Man Select). Swedish Match’s major competitor is Conwood.

The total U.S. market amounts to approximately SEK 2.6 billion. Consumption of chewing tobacco has been declining by more than 4 percent per year over the past three years, continuing a long-term trend. In 2003 and 2004, the market declined by approximately 5 percent, measured by weight. The reason is primarily demographic, as a result of the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors.

General

The market for chewing tobacco is declining in the U.S., but profitability remains strong. Swedish Match’s goal is to maintain its market position and to manage capacity utilization in order to control costs and secure profitability.

The partnership with the retail sector is expanding, with training and support regarding the product range and product merchandising.

The table below shows the size of the Chewing Tobacco Business in relation to the Swedish Match Group in 2004.

	Chewing Tobacco	Swedish Match	Percent
Sales, SEK millions	1,058	13,007	8
Operating income, SEK millions	304	3,370	9
Capital expenditures in tangible fixed assets, SEK millions	18	486	4
Average number of employees	346	15,039	2

Business – Cigars

Key data

(SEK millions unless otherwise stated)	2002	2003	2004
Sales	3,318	3,008	3,171
Operating income (1)	472	393	466
Operating margin, %	14.2	13.1	14.7

(1)	Includes Swedish Match’s 40 percent holding in Arnold André which is reported in accordance with the equity method.

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2002	2003	2004
Capital expenditures in tangible fixed assets	169	193	128
Average number of employees	6,504	7,148	7,781

Swedish Match is one of the world’s largest manufacturers and distributors of cigars and cigarillos, and ranks second in terms of sales in the world cigar market. Including the jointly owned German company, Arnold André (in which Swedish Match holds a 40 percent interest), production amounts to more than one billion cigars per year.

Sales in 2004 grew 5 percent to SEK 3,171 million (2003: 3,008). Swedish Match sales are primarily in the European and in the U.S. mass market and in the U.S. premium cigars market. The growth in sales is primarily attributable to volume gains in the US market. Roughly 62 percent of Swedish Match cigar sales are in the U.S. Operating income was SEK 466 million (2003: 393). The operating margin was 14.7 percent (2003: 13.1).

The Company’s main brands include La Paz, Willem II, Garcia Y Vega, La Gloria Cubana, White Owl and Macanudo. In 2000, the Company acquired 64 percent of the shares of General Cigar Holdings, Inc. The remaining 36 percent of the shares were acquired in April 2005. General Cigar is the leading manufacturer of premium cigars in the U.S. and produces the best selling premium cigar brand, Macanudo. As a result of the acquisition, Swedish Match strengthened its position as a leading global cigar company and as a leader in “Other Tobacco Products (OTP)” (cigars, snuff, pipe tobacco and chewing tobacco) in the U.S.

Swedish Match manufactures many of the world’s best known brands of cigars. The largest markets are Western and Northern Europe, and the U.S. The product range includes all types of cigars and cigarillos, from hand-rolled premium cigars to machine-made cigarillos.

The production plants are located in Houthalen (Belgium) and Pandaan (Indonesia). In 2002 Swedish Match’s production in the plant in Overpelt (Belgium) was closed down and moved to other existing Swedish Match plants. Cigars are also produced in Santiago, the Dominican Republic, Danli and Confradia, Honduras, and Dothan, Alabama in the U.S. The Company also has tobacco farms in Jima and Mao in the Dominican Republic and in Connecticut in the U.S. The German company Arnold André with production plants in Bünde and Königslutter (Germany) is 40 percent owned by Swedish Match.

Cigar market

During 2004, the world market for cigars was more than 15 billion cigars with an estimated sales value of SEK 27 billion. More than three-quarters of cigars are sold in North America and Europe.

Europe

Consumption of cigars was relatively unchanged in Europe during 2004. The strongest market growth was noted in countries such as Spain, France, and Italy, while demand in Germany, Belgium, and the Netherlands was unchanged or lower.

There are a large number of players in the market, with many small local companies operating in parallel with major manufacturers. Production and wholesaling are both being restructured. The players are becoming fewer and larger although merger activity since 2000 has been limited. Swedish Match’s market share in Europe is difficult to measure, but roughly amounts to between 10 and 15 percent. Europe accounts for approximately 25 percent of Swedish Match’s Cigar Business total sales. The La Paz brand is one of the best selling brands in Europe.

United States

Until 1997, the U.S. cigar market was characterized by strong growth in the premium segment. In 1998, the very sharp market growth for cigars weakened. Excess inventories had been built up by manufacturers and distributors, and this led to price competition in the premium segment. In 1999 total consumption of cigars stabilized, and large excess inventories of product in the commercial chain reduced somewhat, negatively affecting manufacturers’ sales despite stable consumption. In 2000, consumption of mass market cigars increased slightly, while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In 2001, the market for mass market cigars continued to increase slightly, and Swedish Match mass market volumes improved by 11 percent, primarily due to distribution gains. In 2002, the market for mass market cigars continued to grow modestly. However, Swedish Match volumes declined, as did the Company’s share of market. The growth in the U.S. market in 2002 came primarily from sweet and flavored cigars, which was not part of Swedish Match’s portfolio of products, at the expense of larger, natural cigars. Late in 2002, and during 2003, Swedish Match introduced new flavored cigars, primarily under the White Owl brand, on the U.S market in order to more fully participate in the growth of the sweet and flavored segment. The market continued to grow in units in 2003, and Swedish Match stabilized its shipment volumes in large part due to flavored product introductions. This trend in market growth, and the trend toward flavored cigars, continued in 2004. Machine-made cigars sold in the U.S. market contributed to approximately 28 percent of Swedish Match’s total sales of cigars in 2004, and Swedish Match has a volume market share in the US machine-made cigar market of approximately 7 percent, with growth above market rates.

With General Cigar, Swedish Match is the biggest player in the hand rolled premium cigar segment, with an estimated market share of between 25 and 30 percent. The U.S. premium cigar market is stable. U.S. premium cigars account for approximately 36 percent of total cigar sales for Swedish Match.

Asia/Australia

Asia and Australia continue to be characterized as growth markets for cigars. In Asia, Swedish Match uses its base in Hong Kong to develop contacts with mainland China.

General

The world market for cigars has been growing, but with considerable differences between markets. The cigar business has been an important growth area for Swedish Match. The Company aims to capitalize on the growth in cigar consumption in various markets. The Company is continuing efforts to develop its premium cigar business outside of the U.S.

The table below shows the size of the Cigar Business in relation to Swedish Match Group in 2004.

	Cigars	Swedish Match	Percent
Sales, SEK millions	3,171	13,007	24
Operating income, SEK millions	466	3,370	14
Capital expenditures in tangible fixed assets, SEK millions	128	486	26
Average number of employees	7,781	15,039	52

Business - Pipe Tobacco and Accessories

Key data

(SEK millions unless otherwise stated)	2002	2003	2004
Sales	843	909	901
Operating income	164	201	220
Operating margin, %	19.5	22.1	24.4

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2002	2003	2004
Capital expenditures in tangible fixed assets	20	15	28
Average number of employees	558	553	527

Swedish Match is a large manufacturer of pipe tobacco. In 2004 sales declined by 1 percent to SEK 901 million (2003: 909) with currency effects, namely the increase in the value of the South African Rand versus the Swedish krona, substantially offsetting declines in most markets. Operating income grew 9 percent to SEK 220 million (2003: 201) largely as an effect of currency fluctuation between the Swedish krona and the South African Rand, as well as by productivity improvements and pricing.

Swedish Match’s best known brands are Borkum Riff, Half and Half, Boxer, Best Blend and Velvet. Borkum Riff is one of the few brands of pipe tobacco sold globally. The main markets are North America, Northern/Western Europe, Southern Africa, and Australia/Japan.

Pipe tobacco is manufactured in Owensboro, Kentucky, and in Boxburg and Rustenburg, South Africa. Part of Swedish Match’s pipe tobacco production is subcontracted to MacBaren, a Danish company.

Pipe tobacco market

The market for pipe tobacco has been declining, by some 10 percent in Europe, and by more than 10 percent annually in volume terms, in North America. The main reason is demographic – the increasing average age of consumers and the weak influx of new buyers. In South Africa, the market in volume terms is also declining in the range of 8 percent per year.

The players in the pipe tobacco industry are mainly large companies, with many other tobacco products in their lines. Most manufacturers employ a defensive strategy, with high sales prices and limited marketing activity.

The largest single market for pipe tobacco is the U.S. Other large markets are Europe, Australia, Japan, Canada, and South Africa.

North America

Consumption of pipe tobacco in the North American market has been declining by approximately 8 to 12 percent a year for the past several years. This rate of decline is expected to continue over the next several years. Swedish Match is the fourth largest manufacturer in North America, with a market share of approximately 15 percent and a leading position in the premium segment with Borkum Riff. Swedish Match is also strong in the mass-market segment with Half and Half, Velvet and Paladin. The Company’s largest competitors are Lane, Middleton, and Altadis.

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

South Africa

A marginal decline in demand in South Africa was noted in 2000 following a sharp increase in tobacco tax. With its acquisitions of Leonard Dingler and Brasant, Swedish Match created a solid platform in South Africa. Dingler’s brands include Boxer, Nineteen O Four, Black and White, and Giraffe. In February 2001, the Company acquired the South Africa pipe tobacco operations of BAT Rothmans with its Best Blend brand following BAT’s merger with Rothmans. In the second half of 2001, the South African Rand depreciated significantly versus most of the world’s major currencies. This depreciation accelerated in the final three months of the year, causing commodity prices to increase significantly late in 2001, and especially during the first three months of 2002. This had a negative impact on purchasing power among consumers. Early in 2002 the government of South Africa announced double-digit increases on tobacco taxes. Sales turnover, volume, and earnings were negatively affected in both the final three months of 2001 and for most of 2002. The South African currency began to significantly strengthen versus both the U.S. dollar and the Swedish kronor in the second half of 2002. This improved currency effect more than offset modest volume declines of between 3 and 5 percent. During 2003, the South African market declined. However, the strengthening value in the South African Rand provided positive support to both sales and operating income for the business overall. In 2004, the pipe tobacco market declined by approximately 8 percent, and Swedish Match shipment volume declined at similar levels.

Other markets

Swedish Match considers that there may be market potential in Asia, some parts of Eastern Europe and Latin America.

General

Swedish Match is one of the major players in the market for pipe tobacco. The business is global and operating margins in 2004 were 24 percent.

The table below shows the size of the Pipe Tobacco Business in relation to the Swedish Match Group in 2004.

	Pipe Tobacco	Swedish Match	Percent
Sales, SEK millions	901	13,007	7
Operating income, SEK millions	220	3,370	7
Capital expenditures in tangible fixed assets, SEK millions	28	486	6
Average number of employees	527	15,039	4

Business – Matches

Key data

(SEK millions unless otherwise stated)	2002	2003	2004
Sales	1,648	1,395	1,378
Operating income	221	83	(297)
Operating margin, %	13.4	5.9	neg

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2002	2003	2004
Capital expenditures in tangible fixed assets	58	81	36
Average number of employees	5,743	5,388	4,746

Swedish Match is a global manufacturer of matches. In 2004, the Match Business had sales of SEK 1,378 million (2003: 1,395). Operating income amounted to SEK -297 million (2003: 83). Operating income includes an impairment charge of SEK 150 million and a provision of SEK 90 million for acquisition for shares in Wimco Ltd. in India.

The Company sells matches to consumers in more than 100 countries under a large number of local brand names. Swedish Match’s main markets are Europe, South America (Brazil), and Asia (Indonesia and India, among others). Substantial volumes are also exported to other countries. Operations include Swedish Match Arenco, which manufactures match production and packaging machinery.

Match factories are located in Tidaholm and Vetlanda (Sweden), Curitiba and Pirai (Brazil), Szeged (Hungary) and Orhangazi (Turkey), Bulgaria and India. Swedish Match’s holding in the Indian company Wimco Ltd. amounts currently to 74 percent. At the beginning of 2004, the Match Business became part of the Overseas Division, whose head office is in Rio de Janeiro, Brazil. In December 2004, the Company announced closure of the Valencia, Spain match factory.

Match market

Europe

The long-term consumption trend in Western and Northern Europe is declining. This downward trend appears to have continued in Western Europe in 2004. In Europe, the market shows a trend toward increased consumption of specialty and high value products (such as barbeque items), even as overall match consumption is flat or declining.

Asia

The Indian market is stable, as population growth substantially offsets a modest shift away from matches toward utility lighters for cooking, as well as declining smoking rates. The Indian market has become increasingly competitive, and Swedish Match has experienced volume declines in this market.

Swedish Match has a 74 percent interest in Wimco Ltd., one of the world’s largest manufacturers of matches, with four production units in India. At the time of the acquisition in 2000, Wimco was active in a number of industries. Since 2001 Wimco’s operations have been concentrated to its core business, matches. See “Item 8.A Consolidated Statements and other Financial Information” for a discussion regarding the Company’s requirement to purchase additional shares of Wimco Ltd.

Latin America

Brazil, where the Group has established operations under well-known brand names such as FIAT LUX, is the focal point for operations in Latin America. The market share in Brazil is approximately 50 percent. In volume terms, the Brazilian market is approximately the same size as Europe, and shows a declining trend. Following the closure of a production plant in São Laurenco, production was concentrated to the plant in Curitiba in Southern Brazil. Locally, prices have increased during the past few years in Brazil, where the product is used mainly for household applications. Part of the output from Swedish Match’s plants is exported to neighboring countries.

General

Swedish Match intends to further consolidate its position in the Match Business by shifting production capabilities among manufacturing facilities in order to maximize Group efficiency and to create economies of scale.

The Group’s product strategy includes repositioning brands, updating the product range in some markets, and obtaining better exposure in stores. The Company will continue its efforts in developing higher margin value-added products, such as firelogs and grill and barbeque products.

Production operations will be further rationalized; however, local production may be required for a presence in certain markets.

The table below shows the size of the Matches Business in relation to the Swedish Match Group in 2004.

	Matches	Swedish Match	Percent
Sales, SEK millions	1,378	13,007	11
Operating income, SEK millions	(297)	3,370	(9)
Capital expenditures in tangible fixed assets, SEK millions	36	486	7
Average number of employees	4,746	15,039	32

Business – Lighters

Key data

(SEK millions unless otherwise stated)	2002	2003	2004
Sales	700	599	582
Operating income	56	14	7
Operating margin, %	8.0	2.3	1.2

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2002	2003	2004
Capital expenditures in tangible fixed assets	21	11	17
Average number of employees	533	470	460

Swedish Match manufactures disposable lighters, with Cricket as its main brand. Its operations are global, with the largest markets being Europe, parts of Asia, and the U.S. The Cricket lighter is the main brand for Swedish Match. Sales in 2004 amounted to SEK 582 million (2003: 599). Operating income fell to SEK 7 million (2003: 14). The operating margin was 1.2 percent (2003: 2.3).

Production plants are located in Assen (The Netherlands), Manila (Philippines) and Manaus (Brazil). Swedish Match owns 31.9 percent of a company in Malaysia with an assembly plant for semi-finished products.

Lighter market

The world market for disposable lighters is relatively stable in volume terms. The rate of growth is higher in many developing countries, where the number of smokers and income per capita are both rising. The market in Europe and the U.S. is declining moderately, in parallel with cigarette consumption. Consumer brand loyalty is low. In most markets, there is increasing competition from lighters made in countries with relatively lower average labor costs, including China and other parts of Asia. Cost-effective production and distribution are thus becoming increasingly important competitive tools.

Bic and Tokai are the Company’s largest competitors for branded lighters.

Western Europe

Western Europe is a mature market characterized by declining cigarette smoking and growing competition from manufacturers of low-cost lighters in Asia, which has led to declining volumes for higher quality lighters. Swedish Match has noted declining volumes in most Western European countries during recent years.

Latin America and North America

The largest markets in the two regions are Brazil and the US. The American market for lighters has decreased in volume terms by 1 to 2 percent in recent years and declines appear to be accelerating, perhaps reaching 5 percent. Swedish Match’s share of the market was below 5 percent.

Eastern Europe

Swedish Match has a strong position in Eastern Europe. Russia is, one of the more important markets for Swedish Match. Cricket is the leading brand in the Russian market. Much of the Swedish Match lighter volume supplied to Russia is produced in the Assen factory in the Netherlands. As lighters sold into Russia have traditionally been priced in dollars, the business has been hurt by currency transaction effects, and has had difficulty in raising local prices to match the increasing value of the Euro versus the U.S. dollar. In 2003, the Eastern European lighter market continued to expand, with Swedish Match, as well as other lighter manufacturers, growing volume. During 2004, volumes for Swedish Match continued to grow in Russia.

Asia

Although Swedish Match produces lighters and sources lighter components from Asia, its presence in the Asian market in terms of market share is minimal due to the lack of presence in the substantial Chinese market.

General

The table below shows the size of the Lighter Business in relation to the Swedish Match Group in 2004.

	Lighters	Swedish Match	Percent
Sales, SEK millions	582	13,007	4
Operating income, SEK millions	7	3,370	0
Capital expenditures in tangible fixed assets, SEK millions	17	486	3
Average number of employees	460	15,039	3

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

The world’s largest smokeless tobacco producer is UST of the U.S. (with its Skoal and Copenhagen brands of moist snuff). Swedish Match and Conwood follow in size, producing both moist snuff and chewing tobacco, followed by National Tobacco. Swedish Match’s moist snuff business in the U.S. is growing over time but is still relatively small. In Sweden, which is Swedish Match’s primary moist snuff market, the Company dominates the market. During the past few years, a number of companies have started manufacturing and marketing snuff products in Sweden.

Competition in the global tobacco market is primarily based on price, quality, distribution and brands

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

Competition in the matches and lights markets are primarily based on price, quality and distribution although brands are important for certain products and certain markets.

Production

Swedish Match manufactures its products at 28 production facilities located in 15 countries.

Swedish Match’s chewing tobacco production is located in its production facility in Owensboro, Kentucky and the U.S.

The production plants are located in Houthalen (Belgium) and Pandaan (Indonesia). In 2002 Swedish Match’s production in the plant in Overpelt (Belgium) was closed down and moved to other existing Swedish Match plants. Cigars are also produced in Santiago, the Dominican Republic, Danli and Confradia, Honduras, and Dothan, Alabama in the U.S. The Company also has tobacco farms in Jima and Mao in the Dominican Republic and in Connecticut in the U.S. The German company Arnold André with production plants in Bünde and Königslutter (Germany) is 40 percent owned by Swedish Match.

The Lighter production group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil.

Match production facilities are located in Tidaholm and Vetlanda, Sweden; Curitiba, and Pirai, Brazil; Orhangazi, Turkey; and Szeged, Hungary. Production also takes place in Bulgaria and India. In addition, the Company owns a manufacturer of match-making machinery, Swedish Match Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China.

Swedish Match produces pipe tobacco products in Boxburg and Rustenburg, South Africa and in its plant in Owensboro, Kentucky. Further, Swedish Match has a contract manufacturing agreement for pipe tobacco with the Danish company MacBaren.

The snuff product group has production facilities located in Gothenburg and Kungälv, Sweden, Owensboro, Kentucky and Boxburg, South Africa.

Swedish Match is both a producer and a purchaser of raw materials, with matches produced from timber grown by Swedish Match in sustainable forests or purchased on the open market. Tobacco is primarily purchased on the open market. Purchases of raw materials are subject to market supply and demand, and, as such, volatility exists in both tobacco and timber pricing. Swedish Match is also affected by volatility in pricing for cardboard, plastic (used in packaging), nylon (for lighters), and gasoline (for transport/distribution). In the vast majority of cases, Swedish Match does not depend on any single source for tobacco, its main raw material requirement, and tobacco can be bought worldwide and over varying time periods, both reducing pricing volatility. Swedish Match tobacco purchases are almost exclusively made through one or more of the largest tobacco buying groups, which also purchase tobacco for other tobacco companies.

Regulation

The manufacture, marketing and sale of tobacco are highly regulated. A brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), U.S., and South African markets is given below. Approximately 87 percent of Swedish Match’s revenues originate in the European Union, South Africa and the U.S. In these markets, the business in the tobacco segment is subject to a diverse number of restrictions and excise duties. A major risk to the Company’s future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced on the Company’s products.

Sweden

Marketing Act (SFS 1995:450). The Marketing Act regulates the marketing of all types of products and includes a catalogue of requirements regarding marketing activities. The Marketing Act gives the Consumer Ombudsman (KO) considerable power in his/her role as regulator, including the power of prohibition and information requirements for enterprises.

Tobacco Act (SFS 1993:581). The Tobacco Act prohibits smoking in certain areas. From the 1st of June 2005 a ban on smoking in restaurants and other premises where food or drinks are served will come into force. Further the Tobacco Act prescribes warning labels and prohibits the use of names, trademarks and figures or other signs suggesting that a particular tobacco product is less harmful than others on the packaging of tobacco products. The Tobacco Act also contains rules on declaration of contents in products in accordance with EU directives and an age limit of 18 years for purchases of tobacco products. Due to the implementation of the WHO Convention for Tobacco Control and EU regulations, amendments to the Tobacco Act will be introduced on the 1st of July 2005 resulting in a general ban on advertising and marketing of tobacco products to consumers. This ban covers all kinds of advertising and marketing of tobacco products to consumers in Sweden, except for (i) marketing which is not considered commercial advertising in medias protected by the Swedish Constitution, (ii) the mere sale of tobacco products and (iii) moderate commercial messages at points of sale. Moreover, the amended legislation contains a prohibition for manufacturers, wholesale traders and importers of tobacco products to sponsor events or activities that are open to the general public or which may have cross border effects, if the sponsoring could be considered to have the direct or indirect effect of promoting tobacco products.

The Swedish Board for Consumer Policies (KOVFS 1998:7). This ordinance sets forth the particular requirements on marketing of tobacco products under the present legislation.

The National Institute on Public Health (FHIFS 2001:2). This ordinance sets forth the specific labeling requirements on tobacco products in Sweden.

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

European Union

Council Directive 89/552/EEC. This directive provides for a complete ban on tobacco advertising and tobacco sponsorship on television. This directive was amended by Directive 97/35/EC of the European Parliament and of the Council of June 30, 1997 on the coordination of certain provisions laid down by law, regulation or administrative action in Member States concerning the pursuit of television broadcasting activities.

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

Council Directive 2001/37/EC. This directive sets forth the labelling requirements for all tobacco products sold in the European Union. Through the directive the strong warning for smokeless tobacco “causes cancer” was changed to the more general warning text “This product can damage your health and is addictive”. For other tobacco products there are two new general warnings: “Smoking kills”/”Smoking can kill” and “Smoking seriously harms you and others around you” and a list of additional warnings. The size for the general warnings and the warning for smokeless tobacco at the respective surface of the pack is now required to be 30 percent and 32 percent (2 languages) and 35 percent (three languages). For certain products, such as cigar boxes there are special conditions as to the size of the health warning. The directive requires a batch number on the tobacco product for proper identification. Member states will require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type. This information will be submitted on a yearly basis. By December 31, 2004, the Commission should propose a common list of ingredients to be used in tobacco products but no such proposal has been made yet. Effective September 30, 2003, texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others are forbidden on the packaging of tobacco products (descriptors, such as light and mild). The Commission will regularly report on any new scientific and technological developments to the Member States with a view to keep the Directive up to date. The marketing of certain forms of tobacco for oral use (including moist snuff) is still prohibited, without prejudice to article 151 of the Act of Accession of Austria, Finland and Sweden. No later than December 31, 2004, and every two years thereafter, the Commission should submit to the European Parliament, the Council and the Economic and Social Committee a report on the application of this Directive. On submission of the first report, the Commission should indicate in particular the features, which should be reviewed or developed in the light of developments in scientific and technical knowledge. In this report an evaluation should be made of tobacco products which may have the potential to reduce harm. So far the Commission still has not published this report.

Council Recommendation 2003/54/EC recommends a number of restrictions to be adopted by the Member States. Such restrictions include that vendors will be obliged to verify the age of consumers purchasing tobacco products, that tobacco products will be removed from self-service displays, that access to vending machines shall be restricted and that sale of cigarettes in packages of less than 19 cigarettes will be prohibited. Furthermore the recommendation includes restrictions on tobacco distance sales for general retail (including sales via the Internet) to adults by using adequate technical means, a prohibition against selling sweets and toys resembling a tobacco product, a prohibition on the use of tobacco brand names on non-tobacco products and services, as well as on the use of promotional items, free gifts, indoor and outdoor billboards and posters and use of advertising in cinemas. The recommendation is intended to supplement a number of Community measures on tobacco control, notably the tobacco labelling Directive and the Directive on tobacco advertising and sponsorship, by addressing aspects of tobacco control which are the responsibility of the Member States. Member States must inform the Commission every two years of action taken in response to this recommendation.

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

International Framework Convention on Tobacco Control – On June 16, 2003, the EU signed the WHO’s International Framework Convention on Tobacco Control. On May 3, 2005, 169 countries had signed and 63 had ratified the Treaty.

United States

The U.S. Federal Trade Commission (the “FTC”) and the Department of Justice regulate the US. tobacco industry. The smokeless portion of the U.S. tobacco market is regulated by the Comprehensive Smokeless Tobacco Health Education Act of 1986, which is enforced by the FTC. This legislation requires that, among other things, warning texts be prominently displayed on products, packaging, advertising and advertising articles. Advertising smokeless tobacco products via electronic media (radio and television) is prohibited. Swedish Match North America is also subject to an FTC Order that is aimed at television and radio transmissions of events sponsored by the Company.

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

Chewing tobacco, moist snuff, cigars and pipe tobacco are all subject to excise taxes at the federal and state levels. Federal excise taxes are based on weight whereas state excise taxes are generally expressed as a percentage of the manufacturer’s list or wholesale prices. State excise taxes vary from state to state and from product to product. These taxes vary from a low of zero in one state plus the District of Columbia to a high of 75 percent in Alaska and the State of Washington. Otherwise, excise taxes are on average in the range of 25-35 percent.

In the Fall of 2004, the U.S. Senate considered legislation that would grant the FDA authority to regulate tobacco products. Among other things, the legislation called for the prohibition of free samples and self-service displays. The proposed legislation also limited certain advertising and labeling to a text only format and called for a ban on the sale or distribution of non-tobacco items that bear tobacco brand names, such as hats and t-shirts, and would have restricted sponsorship of events to corporate name only. In addition, the FDA was to be empowered to adopt rules regarding the manufacture, ingredient content, and pre-approval of tobacco products. The proposed legislation passed the US Senate, but failed to garner sufficient support in the House of Representatives and was not enacted into law. There remains uncertainty as to whether the U.S. Congress can gain passage of legislation in the future to permit the FDA to regulate tobacco as outlined above or to permit the FDA to regulate tobacco in a different manner.

In 2004, Congress passed legislation to eliminate the federal price support system for tobacco farmers and, in its place, provided an estimated US$10.1 billion buy out of tobacco farmers over the next 10 years. The buy out will be funded by quarterly assessments on tobacco manufacturers. Cigarette manufacturers will pay 96.331 percent of the buy out; cigar manufacturers will pay 2.783 percent; moist snuff manufacturers will pay 0.539 percent; roll-your-own manufacturers will pay 0.171 percent; chewing tobacco manufacturers will pay 0.111 percent; and, manufacturers of pipe tobacco will pay .0.66 percent. Within each category, an individual company’s assessment is based upon its market share. The 2005 payments will be based upon 2004 market shares, 2006 payments will be based upon 2005 market shares, etc. It is estimated that SMNA’s share will be approximately US$3 million per year.

As opposed to the strict regulatory regimes for tobacco products, legislation requiring that lighters sold in the U.S. be child-resistant is the only special legislation affecting the match and lighter business.

South Africa

In South Africa the consumption and promotion of tobacco products is regulated and controlled by Parliament (the Supreme Authority) in terms of legislative enactment known as the “Tobacco Products Control Act No. 83 of 1993” (as amended), and the regulations promulgated thereunder. The main thrust of the legislation prohibits or restricts smoking in public places, regulates the sale and advertising of tobacco products and prescribes the health messages that are to be reflected on packages. Highlights from the Tobacco Products Control Act include: the prohibition of smoking tobacco products in any public place, the complete ban on the advertising and promotion of tobacco products, the restriction of the sale of tobacco products except in packages bearing the prescribed health warning, the prohibition of the sale of tobacco products to persons under the age of 16 years and the prohibition on the distribution and supply of tobacco products for free, or at a reduced price, or coupled to any reward, such as gifts, cash rebates or rights to participate in contests.

Regulations made in terms of the Act deal with maximum tar and nicotine yield, permissible public smoking areas, point of sale of tobacco products (e.g. signage), exemption from unintended consequences of the legislation and the phasing out of existing sponsorship and contractual obligations. Excise duties including VAT on smoking pipe tobacco products in South Africa are levied at the current uniform rate of 52 percent of the manufacturers suggested retail price.

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

4.C Organizational Structure

The following is a list of the Company’s significant subsidiaries as of June 1, 2005:

Company	Country of Incorporation	Swedish Match Ownership Interest (%)	Swedish Match Voting Interest (%)
Swedish Match North Europe AB	Sweden	100	100
Swedish Match Distribution AB	Sweden	100	100
Intermatch Sweden AB	Sweden	100	100
Swedish Match Industries AB	Sweden	100	100
Swedish Match Arenco AB	Sweden	100	100
Svenska tändsticksbolaget försäljningsaktiebolag	Sweden	100	100
Swedish Match North America Inc.	United States	100	100
General Cigar Holdings, Inc.	United States	100	100
Swedish Match Group BV	The Netherlands	100	100
Swedish Match Cigars BV	The Netherlands	100	100
Swedish Match Cigars NV	Belgium	100	100
Swedish Match Lighters BV	The Netherlands	100	100
Swedish Match UK Ltd	United Kingdom	100	100
Swedish Match Nederland BV	The Netherlands	100	100
Swedish Match France SARL	France	100	100
Swedish Match Ireland Ltd	Ireland	100	100
Swedish Match Fosforos Espana SA	Spain	100	100
Swedish Match Kibrit ve Cakmak ve Endustri AS	Turkey	100	100
Swedish Match do Brazil SA	Brazil	98	98
Wimco Ltd	India	74	74
Leonard Dingler (Pty) Ltd	South Africa	100	100
Best Blend (Pty) Ltd	South Africa	100	100
Swedish Match Philippines Inc.	Philippines	100	100

4.D Property, Plants and Equipment

Swedish Match manufactures its products at 28 production facilities located in 15 countries. The output of a number of the Company’s plants is limited by the environment permits issued.

The Chewing Tobacco product group has one production facility located in Owensboro, Kentucky.

The production plants are located in Houthalen (Belgium) and Pandaan (Indonesia). In 2002 Swedish Match’s production in the plant in Overpelt (Belgium) was closed down and moved to other existing Swedish Match plants. Cigars are also produced in Santiago, the Dominican Republic, Danli and Confradia, Honduras, and Dothan, Alabama in the U.S. The Company also has tobacco farms in Jima and Mao in the Dominican Republic and in Connecticut in the U.S.

The Lighter Product group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil.

The Match Product group has production facilities located in Tidaholm and Vetlanda, Sweden; Curitiba and Pirai, Brazil; Orhangazi, Turkey; Szeged, Hungary and also in Bulgaria and India. In addition, the Company owns a manufacturer of match-making and packaging machinery, Swedish Match Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China.

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

The Group’s Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which differs in certain respects from generally accepted accounting principles applied in the U.S. For a discussion of certain differences between Swedish GAAP and U.S. GAAP and a reconciliation of the Group’s shareholders’ equity at December 31, 2003 and 2004 and net income for the years ended December 31, 2002, 2003, and 2004, see Note 26 of the Notes to the Consolidated Financial Statements.

Overview

Swedish Match is a Swedish-based international group that produces a broad range of “other” tobacco products including snuff, chewing tobacco, cigars and pipe tobacco as well as matches and disposable lighters. Swedish Match products are sold in more than 150 countries. Within the Company’s product offering, there are products characterized by very strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters). A common characteristic of these products is that the consumer demands a high degree of accessibility to the products.

Several general factors, as discussed below, have affected the Group’s results during the periods under review.

Consolidated sales for 2004 reached SEK 13,007 million compared with SEK 13,036 million in 2003. Sales increased in the snuff and cigars product areas whereas sales decreased in all other product areas. Income after financial items increased to SEK 3,206 million in 2004 from SEK 2,174 million in 2003. Operating income in 2004 was positively affected by a settlement with UST of SEK 1,521 million between Swedish Match North America and UST. According to the settlement, Swedish Match received a cash payment of USD 200 million and UST transferred its cigar operations to Swedish Match. Operating income also includes an impairment charge of SEK 150 million relating to the match operations and provisions for the acquisition of shares in Wimco Ltd. in India of SEK 90 million. Excluding these items operating income decreased by 6 percent.

In 2004 net income per share amounted to SEK 5.61 from which a dividend payment of SEK 1.90 was paid in May 2005.

Business environment

The Group’s pipe- and chewing tobacco businesses have generally been characterized by declining volumes over recent years due in part to demographic changes and in part to regulations and health concerns in the industrialized countries that comprise the Group’s primary markets. Snuff and cigars have increased in volume. Regulations have limited the consumption of smoking products by imposing bans on smoking in public areas and in the workplace. Taxes have made smoking products increasingly expensive. Individuals have given up smoking due to health concerns or generally changing habits.

In response to the declining demand for cigarettes, as of July 1, 1999 the Company sold its cigarette business to Austria Tabak. In addition, management has had three other principal responses to operating in an environment of declining volumes for certain smoking products and chewing tobacco with a view to maintaining or increasing profitability.

First, as the tobacco industry, including Swedish Match, has generally been characterized by overcapacity, management has continued to implement cost-saving measures through consolidating production, closing plants, reducing personnel, developing more efficient manufacturing processes and, in relation to the cigar business with certain acquisitions and has developed more highly automated production.

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

In most of the important markets in which the Company sells matches there has also been a general decline in the volumes of matches sold due to declining volumes of smoking products in industrialized countries, to the substitution of matches by disposable lighters and to increased electrification worldwide. The match and lighter markets are characterized by production overcapacity. Management has sought to introduce price increases and to rationalize operations while also seeking new markets in Europe and elsewhere. Rationalization measures have included consolidating operations through reduction of production capacity and reducing the number of product variants.

Tobacco taxes

Taxes generally represent a significant percentage of the consumer price of tobacco products and have been steadily increased by governments in many of Swedish Match’s markets.

Currency

Certain of the Group’s product areas are significantly affected by fluctuations in foreign currency exchange rates.

In the Chewing Tobacco product area and the U.S. part of the Snuff and Cigar product areas, changes in the U.S. dollar against the Swedish krona exchange rate have a translation impact on net income.

In the Swedish part of the Snuff product area, currency movements have had a fairly limited effect on results and are mainly restricted to the U.S. dollar exposure on purchases of leaf tobacco.

In the Cigar product area, the plants in Belgium, Holland and Germany export to other countries outside the European Monetary Union countries, including Sweden and Australia. Hence, changes in the exchange rate between the invoicing currency and the currency used in the financial statements of the producing company will have a transaction effect. Additionally, changes between the reporting currency of the local company and the Swedish krona will have a translation effect on net income when the local results of operations are translated into Swedish kronor.

In the Lighters product area approximately 40 percent of Swedish Match’s lighters’ sales are invoiced in U.S. dollars, with results affected by changes in the U.S. dollar against the euro and the Philippine peso, the two currencies in which the major part of production costs are incurred.

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

Critical Accounting Policies

Swedish Match’s consolidated financial statements are prepared in accordance with Swedish GAAP, which requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Swedish GAAP differs in certain significant respects from U.S. GAAP. Accordingly, the Company has prepared a description of the significant differences and a reconciliation of consolidated net income and stockholders’ equity from Swedish GAAP to U.S. GAAP in Note 26 of the Notes to the Consolidated Financial Statements. In preparing these financial statements, the Company’s management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. Swedish GAAP is to adopt the accounting principles issued by the International Accounting Standards Board in full as from January 1, 2005. The adoption of new accounting standards will have a significant impact on the Company’s financial statements in the year of change as well as in future years.

Management believes the following represents Swedish Match’s critical accounting policies under Swedish GAAP and U.S. GAAP. For a further discussion of the application of these and other accounting policies, see Note 1 and Note 26 of the Notes to the Consolidated Financial Statements.

Intangible assets

Goodwill is normally amortized on a straight-line basis over 5 to 20 years. Goodwill in larger subsidiaries that have been operating for more than 20 years and have strong brands and a good market position is amortized over 20 years. Acquired trademarks are amortized over 20 years if similar conditions exist. The value of goodwill and other intangible assets is evaluated regularly to determine whether events or circumstances indicate that the value of the intangible asset is impaired. These evaluations necessarily include significant judgments made by management. Future events could cause management to conclude that impairment indicators exist and that an intangible asset is impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. Under Swedish GAAP, the Company’s intangible assets amounted to SEK 3,285 million in 2004 compared with SEK 3,648 million in 2003. Amortization in 2004 amounted to SEK 322 million compared with SEK 319 million in 2003 under Swedish GAAP. Under U.S. GAAP, the Company’s intangible assets amounted to SEK 5,147 million in 2004 compared with SEK 5,352 million in 2003. Amortization under U.S. GAAP amounted to SEK 147 million in 2004 compared with SEK 107 million in 2003. The higher amount for goodwill under U.S. GAAP is due to goodwill not having been amortized during 2002, 2003 and 2004 in accordance with FAS 142 and “push down goodwill” from Volvo’s acquisition of Swedish Match in 1994. U.S. GAAP requires that “push down” accounting be applied for independent annual reports of wholly owned subsidiaries if the ownership is 95 percent or more, which was the case of Volvo’s acquisition in 1994. Consequently, the adjustment made in accordance with the purchase method by Volvo, pertaining to Swedish Match, began being reported for U.S. GAAP purposes by Swedish Match in June 1994.

According to Swedish accounting principles, goodwill is to be amortized in a systematic manner over its useful life. The useful life for goodwill is always limited. In accordance with the U.S. accounting principles FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have a indefinite useful lives are no longer amortized. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. As a consequence, the goodwill amortizations made during 2002, 2003 and 2004 in accordance with Swedish accounting principles, SEK 208 million, SEK 212 million and SEK 175 million respectively, were reversed for U.S. GAAP purposes. According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. The implied value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with U.S. GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations was calculated as the present value of the estimated future payments which the operations can be expected to give rise to. The Group does not have any intangible assets with an indefinite life other than goodwill.

Deferred taxes

Deferred taxes are recognized for temporary differences which arise between the tax and book value of assets and liabilities as well as for unutilized tax losses carry-forwards to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Deferred tax assets for unutilized tax losses amounted to SEK 13 million in 2004. Uncertainty in the future outlook for the economy or other failure to estimate future profit accurately could result in lower taxable income in the future in the subsidiaries where deferred tax assets for tax losses are at hand. As a consequence the actual utilization of deferred tax assets may differ from expected utilization and therefore may affect future earnings.

Under U.S. GAAP deferred taxes are recognized for virtually temporary differences and a valuation allowance is established to the extent that it is more likely than not that a deferred tax asset will not be realized. The accounting policies under Swedish GAAP and U.S. GAAP have not given rise to any GAAP differences related to deferred tax assets.

Legal proceedings

As discussed in Item 8 and Note 22 of the Notes to the Consolidated Financial Statements, Swedish Match is currently involved in certain legal proceedings. Management holds the view that there are good defenses against all the claims and each case will be defended vigorously, and the Company has not provided any amounts in the Consolidated Financial Statements for unfavorable outcomes. It is possible that the Company’s business, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of certain pending litigation.

Accounting for pensions

As from January 1, 2004 the Company has adopted a new accounting standard, RR 29, which requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. The benefit obligations of the Company’s defined benefit plans were estimated to exceed the fair value of plan assets with SEK 257 million net after taxes. The deficit was charged to opening equity on January 1, 2004 in accordance with RR 29. In accordance with the transition rules for the standard no restatements for prior years were made. Calculating pension obligations require management to make assumptions on discount rate, expected return on plan assets and rate of compensation increase. Actual results could differ from the assumptions made.

Under U.S. GAAP, pensions are accounted for in accordance with FAS No. 87 “Employers’ Accounting for Pensions”. The Group has estimated the effect on net income and shareholders’ equity assuming FAS No. 87 provisions would be applied as set forth in Note 26 to the Consolidated Financial Statements.

Results of Operations

The following table sets forth the net sales and operating profit by product for the periods indicated.

	For the years ended December 31,
	2002	2003	2004
	(SEK millions unless otherwise stated)
Snuff
Sales	2,788	2,995	3,081
Operating income	1,233	1,386	1,373
Operating margin, %	44.2	46.3	44.6

Chewing Tobacco
Sales	1,333	1,146	1,058
Operating income	406	336	304
Operating margin, %	30.5	29.3	28.7

Cigars
Sales	3,318	3,008	3,171
Operating income	472	393	466
Operating margin, %	14.2	13.1	14.7

Pipe Tobacco & Accessories
Sales	843	909	901
Operating income	164	201	220
Operating margin, %	19.5	22.1	24.4

Matches
Sales	1,648	1,395	1,378
Operating income	221	83	(297)[1]
Operating margin, %	13.4	5.9	(4.1)

Lighters
Sales	700	599	582
Operating income	56	14	7
Operating margin, %	8.0	2.3	1.2

Other operations
Sales	3,013	2,984	2,836
Operating income	(181)	(189)	(224)
Income from settlement with UST	—	—	1,521

Group Total
Sales	13,643	13,036	13,007
Operating income	2,371	2,224	3,370
Operating margin, %	17.4	17.1	25.9

1)	Including an impairment charge of SEK 150 million and provisions for acquisitions of shares in Wimco Ltd of SEK 90 million.

2004 compared with 2003

Sales

Group net sales amounted to SEK 13,007 million in 2004 compared with SEK 13,036 million in 2003. Sales in local currency increased by 3 percent. Sales in the Snuff and Cigars product areas increased while other product areas decreased.

Sales in the Snuff product area increased by 3 percent to SEK 3,081 million in 2004 from SEK 2,995 million in 2002. Sales in local currency increased by 6 percent. Volumes in northern Europe increased by 1 percent, measured in the number of cans sold. In the Swedish market, volume growth during 2004 was weaker than previous years due to a slowdown in total market growth and increased competition. In the U.S., volume grew by 3 percent. In the U.S., Swedish Match total market share amounted to 8.9 percent compared with 9.1 percent year ago according to Nielsen data.

Sales in the Chewing Tobacco product area decreased by 8 percent to SEK 1,058 million in 2004 compared with SEK 1,146 million in 2003. Sales in local currency increased. The Chewing Tobacco segment in the U.S. has been characterized by annual volume declines of approximately 4 to 6 percent annually. In 2004 the market decreased by 6 percent according to Nielsen data.

In the Cigar product area sales increased by 5 percent from SEK 3,008 million in 2003 to SEK 3,171 million in 2004. In local currency sales increased by 13 percent. Volumes from machine made cigars in the U.S. increased as a result of a broader and renewed product portfolio, primarily in flavored cigars, and a growing market. Volume sales of premium cigars in the North American market also increased. In the European market, volume growth varied between different countries, with total volume slightly higher than the preceding year.

Sales by the Pipe Tobacco & Accessories product area was down slightly at SEK 901 million in 2004 compared with SEK 909 million in 2003. Sales volume declined in 2004 but was favorably impacted by an increase in the value of the South African Rand versus the prior year period.

Sales by the Matches product area decreased by 1 percent to SEK 1,378 million in 2004 from SEK 1,395 million in 2003. Sales volume declined in all significant markets.

Sales by the Lighters product area decreased by 3 percent to SEK 582 million in 2004 from SEK 599 million in 2003. The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively.

Operating income

Operating income increased in 2004 to SEK 3,370 million from SEK 2,224 million in 2003. Operating income in 2004 includes an income of SEK 1,521 from a settlement with UST and expense of SEK 240 million for a write down in match operations and provisions for acquisition of shares in Wimco Ltd in India. Excluding these items, operating income in 2004 amounted to SEK 2,089 million compared with SEK 2,224 million in 2003, a decrease of 6 percent. The decrease was due to extensive restructuring measures in Europe, which generated costs of SEK 235 million and a one time effect on operating income for snuff operations deriving from the Company’s repositioning of American Timber Wolf snuff, which totaled SEK 50 million. Operating income was also affected by negative translation effects totaling SEK 94 million when earning of foreign subsidiaries were translated into SEK, primarily because of the weaker USD.

The Snuff product area’s operating income was SEK 1,373 million in 2004 compared with SEK 1,386 million in 2003, a decline of 1 percent compared with 2003. In local currencies operating income increased by 1 percent.

Operating income for the Chewing Tobacco product area decreased to SEK 304 million in 2004 from SEK 336 million in 2003. The decrease in operating income is primarily a result of the weaker U.S. dollar against the Swedish Krona.

Operating income from the Cigar product area increased from SEK 393 million in 2003 to SEK 466 million in 2004 an increase of 19 percent attributable mainly to stronger sales in the U.S. The product area was adversely affected by charges for restructuring of the European operations and the weakening of the USD.

Operating income from the Pipe Tobacco & Accessories product area increased by 9 percent to SEK 220 million in 2004 compared with SEK 201 million in 2003. Operating income was favorably affected by improved productivity, better price levels and a strengthening of the South African Rand, which was partially offset, however, by declining volumes in all major markets.

Operating income from the Matches product area decreased to a loss of SEK 297 million in 2004 compared to a profit of SEK 83 million in 2003. The operating loss in 2004 includes restructuring provisions of SEK 125 million for match operations in Europe, an impairment charge of SEK 150 million and provisions of SEK 90 million for the acquisition of shares in Wimco Ltd. in India.

Operating income from the Lighters product area decreased to SEK 7 million in 2004 compared with SEK 14 million in 2003. The lower operating income is due to lower average prices due to the intense price competition, costs for personnel cutbacks and currency effects arising from translations of foreign subsidiaries results.

Other activities include, among other things, the distribution of tobacco products in the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. Operating income in 2004 amounted to a deficit of SEK 224 million compared with a deficit of SEK 189 million in 2003. Earnings were charged with SEK 29 million for provisions related to severance pay and other items for the former Chief Executive Officer plus expenses of SEK 15 million for the closure of a distribution center in Malmö, Sweden.

2003 compared with 2002

Sales

Group net sales amounted to SEK 13,036 million in 2003 compared with SEK 13,643 million in 2002 a decrease by 4 percent. Group net sales in local currency increased by 3 percent. Sales in the Snuff product area increased while other product areas decreased.

Sales in the Snuff product area increased by 7 percent to SEK 2,995 million in 2003 from SEK 2,788 million in 2002. Sales in local currency increased by 12 percent. Sales increased in both of its main markets – the Nordic market and North America. In the Nordic market, volume grew by 4 percent. In the U.S., volume grew by 5 percent. At year end the market share in the U.S. was slightly more than 9 percent according to Nielsen data.

Sales in the Chewing Tobacco product area decreased by 14 percent to SEK 1,146 million in 2003 compared with SEK 1,333 million in 2002. Sales increased by 3 percent in local currency. The chewing tobacco segment in the U.S. has been characterized by annual volume declines of approximately 3 to 5 percent. In 2003 the market decreased by 5 percent.

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

Operating income from the Cigar product area decreased from SEK 472 million in 2002 to SEK 393 million in 2003. The decline was partly due to currency effects after translating results in North America into Swedish kronor amounting to SEK 58 million. Significant legal expenses in the premium cigar operation related to the dispute between General Cigar and Cubatabaco over the Cohiba brand as well as costs of SEK 30 million for restructuring in Europe have affected operating results negatively.

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

Net financial expense

Net interest expense amounted to SEK 163 million in 2004 compared with SEK 54 million in 2003. Interest income decreased to SEK 103 million in 2004 from SEK 229 million in 2003. Interest expense decreased to SEK 266 million in 2004 compared with SEK 283 million in 2003. The increase in net interest expense is due to items in 2003 pertaining to the cancellation of a swap agreement and a favorable premium on an equity hedge pertaining to the North American operations. Other financial items, net, amounted to an expense of SEK one million in 2004 compared with an income of SEK 4 million in 2003. Other financial income and expense include currency exchange differences.

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

Depreciation and amortization

Total depreciation on tangible fixed assets in 2004 amounted to SEK 332 million compared with SEK 346 million in 2003 and SEK 324 million in 2002. Amortization on intangible assets relating to trademarks etc. amounted to SEK 147 million in 2004, SEK 107 million in 2003 and SEK 119 million in 2002. Amortization on goodwill amounted to SEK 175 million in 2004, SEK 212 million in 2003 and SEK 208 million in 2002.

Income taxes

Income taxes in 2004 amounted to SEK 1,314 million corresponding to an effective tax rate of 41 percent. The tax rate of the Group is generally higher than the Swedish tax rate of 28 percent due to the impact of foreign tax rates, which are usually higher than the Swedish tax rate, and non-deductible goodwill. However, in 2004 the tax rate was temporarily increased as a result of a 42 percent tax charge on the settlement income received from UST, and because the provision for acquiring shares in Wimco Ltd., in India, the impairment charge on match assets and certain restructuring costs are not expected to be tax-deductible.

Income taxes in 2003 amounted to SEK 572 million corresponding to an effective tax rate of 26 percent. In 2003 the tax rate was favorably impacted from certain one-time items.

Income taxes in 2002 amounted to SEK 648 million. The effective tax rate in 2002 of 30 percent was lower than the effective tax rate of 32 percent in 2001 due to the utilization of tax losses in 2002.

The possibility of utilizing tax loss carryforwards affects the Company’s tax expense. As of December 31, 2004, unutilized tax-loss carryforwards amounted to SEK 362 million. Unutilized tax-loss carryforwards are attributable to operations outside Sweden, and it is estimated that only approximately SEK 50 million of these will be utilized in future years although the amount ultimately utilized will depend upon the Company’s geographic distribution of income. The estimated taxes on this amount has been included as a deferred tax asset in the Consolidated Financial Statements. See Note 6 to the Consolidated Financial Statements.

The Group is not involved in any tax litigation that could materially affect its results of operations or financial condition.

Net Income

Net income increased to SEK 1,828 million in 2004 from SEK 1,558 million in 2003 and SEK 1,429 million in 2002 due to the factors described above. Earnings per share increased in 2004 to SEK 5.61 from SEK 4.68 in 2003 and SEK 4.10 in 2002.

Recently issued accounting pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

SFAS 123R provides two tentative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date’s fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. Swedish Match does not expect this standard to have a material impact on its financial statements.

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005.

Swedish GAAP

As from January 1, 2004 the Company has adopted a new accounting standard, RR 29, which requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. The benefit obligations of the Company’s defined benefit plans were estimated to exceed the fair value of plan assets with SEK 257 million net after taxes. The deficit was charged to opening equity on January 1, 2004 in accordance with RR 29. In accordance with the transition rules for the standard no restatements for prior years were made.

Transition to International Financial Reporting Standards (IFRS)

The financial statements for fiscal year 2004 are prepared in accordance with Swedish GAAP whereas the financial statements for fiscal year 2005 will be prepared in accordance with International Financial Reporting Standards (IFRS). The transition to IFRS is due to a regulation by the European Union stating that all publicly traded companies within the European Union shall prepare consolidated financial statements fully in compliance with IFRS from and including fiscal year 2005.

According to the rules, IFRS has to be applied retrospectively for fiscal year 2004 for comparison reasons and restated figures for 2004 has to be included in the financial reports for 2005. However, the accounting of financial instruments (IAS 32 and IAS 39) and of share-based options (IFRS 2) is exempt from retrospective application and will not be restated by Swedish Match.

For Swedish Match, the transition to IFRS will change the accounting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), financial instruments (IAS 32 and IAS 39) and share-based options (IFRS 2). The accounting principles for employee benefits (IAS 19) was already adopted on January 1, 2004, under Swedish GAAP whereas Swedish Match’s financial statements already comply with IAS 19.

Changes in financial statements due to transition to IFRS

Special treatment will apply for biological assets under IFRS, whereas these assets are treated according to the same rules as for other fixed assets under Swedish GAAP. The special treatment of biological assets is outlined in IAS 41 – Agriculture. According to IAS 41, biological assets shall be reported at its fair value at each reporting date. The change in fair value may be attributable to physical changes or changes in market prices of biological assets. Increments or decrements in the fair value of a biological asset shall be recognized in the income statement as gains or losses. This implies that the income statement will reflect an assessed net growth in addition to actual harvest or felling. The new rules also affect the accounting of inventory as the initial measurement of agricultural produce shall be reported at its fair value. Swedish Match’s biological assets consist of forestry and leaf tobacco plants. The restated book value of biological assets amounts to SEK 98 million which compares to the book value according to Swedish GAAP of SEK 76 million.

The accounting for goodwill will change in two respects; the criteria for recognizing goodwill in a business combination has been determined in more detail and the rules for amortization have changed. The new rules for accounting of goodwill are mainly outlined in IFRS 3 – Business combinations and IAS 38 – Intangible assets. The way of performing a purchase price allocation is made more rigorous in IFRS 3 compared to Swedish GAAP and requires more intangible assets to be identified prior to the recognition of goodwill. The useful lives of the intangible assets will be determined as finite or indefinite. Finite lived intangible assets will be amortized according to plan whereas amortization according to plan will cease for indefinite lived intangible assets. Indefinite lived intangible assets will instead be tested for impairment annually. Goodwill will by definition always have an indefinite useful life. Under present Swedish GAAP, all intangible assets, including goodwill, are determined to have finite useful lives and are amortized according to plan. For Swedish Match, the restated 2004 financial statements will not amortize goodwill whereas the book value of goodwill will increase by SEK 167 million and operating income by SEK 175 million.

The rules for reporting of share-based payments (such as Swedish Match’s option program), IFRS 2, imply that an assessed fair value of the options shall be expensed at grant date.

The rules for reporting of financial instruments, IAS 39, mainly imply that financial instruments shall be reported at fair value at each reporting date.

The changes due to the application of IFRS 2 and IAS 39 will effect Swedish Match’s financial reporting for 2005. Comparative figures for 2004 will not be prepared as retrospective application is not required according to the transition rules.

Comparison of financial statements according to Swedish GAAP and IFRS

In the tables below, the financial statements according to Swedish GAAP is accompanied with the restated financial statements according to IFRS as well as the reconciliation between the two.

Consolidated adjusted opening balance per January 1, 2004 in summary

(SEK millions unless otherwise stated)

	Reported Dec 31, 2003	Biological assets IAS 41	Pension IAS 19	IFRS Jan 1, 2004
Intangible fixed assets	3,648			3,648
Tangible fixed assets	2,862	8		2,869
Financial fixed assets	616		108	724
Current operating assets	5,310			5,310
Liquid Funds 1)	2,666			2,666

Total assets	15,102	8	108	15,218

Shareholders’ equity	4,010	5	(257)	3,758
Minority interests	597	0	7	604

Provisions	2,119	2	357	2,478
Long-term loans	4,535			4,535
Other long-term liabilities	66			66
Short-term loans	846			846
Other current liabilities	2,929		0	2,930

Total shareholders’ equity, provisions and liabilities	15,102	8	108	15,218

1)	Liquid funds consists of short-term investments in the form of interest-bearing securities and cash and bank balances. See Note 14 to the Consolidated Financial Statements

Consolidated adjusted closing balance per December 31, 2004 in summary

SEK millions unless otherwise stated

	Reported Dec 31, 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Dec 31, 2004
Intangible fixed assets	3,285	167		3,452
Tangible fixed assets	2,690		22	2,712
Financial fixed assets	760			760
Current operating assets	4,884			4,884
Liquid Funds 1)	3,002			3,002

Total assets	14,621	167	22	14,809

Shareholders’ equity	4,358	143	15	4,516
Minority interests	473	7	1	481

Provisions	3,111	16	6	3,134
Long-term loans	2,559			2,559
Other long-term liabilities	21			21
Short-term loans	970			970
Other current liabilities	3,129			3,129

Total shareholders’ equity, provisions and liabilities	14,621	167	22	14,809

1)	Liquid funds consist of short-term investments in the form of interest-bearing securities and cash and bank balances. See Note 14 to the Consolidated Financial Statements

Consolidated Income Statement in summary

SEK million unless otherwise stated

	Reported Jan - Dec 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jan - Dec 2004
Sales, including tobacco tax	21,705			21,705
Less tobacco tax	(8,698)			(8,698)

Sales	13,007			13,007
Cost of goods sold*	(7,262)		15	(7,247)

Gross profit	5,745		15	5,760

Sales and administrative expenses**	(3,575)			(3,575)
Amortization	(322)	175		(147)
Shares in earnings of associated companies	1			1

	1,849	175	15	2,040
Settlement income	1,521			1,521

Operating income	3,370	175	15	3,561

Net interest expense	(163)			(163)
Other financial items, net	(1)			(1)

Net financial items	(164)			(164)

Income before taxes and minority interests	3,206	175	15	3,396
Taxes	(1,314)	(18)	(4)	(1,336)
Minority interests	(64)	(8)	(1)	(72)

Net income for the period	1,828	149	10	1,988

Earnings per share, basic, SEK	5.61			6.10
Earnings per share, diluted, SEK	5.59			6.08

*	Including writedowns in match operations of SEK 150 millions
**	Including provision for acquisition of shares in Wimco Ltd. of SEK 90 millions

Share structure

A number of measures were implemented during 2002, 2003 and 2004 as part of the Company’s effort to optimize its balance sheet. During 2002 8 million shares were repurchased at an average price of SEK 69.04 under the Company’s buy-back program. During 2003 15.3 million shares were repurchased at an average price of SEK 62.83 and during 2004 8.8 million shares were repurchased at an average price of SEK 74.52. During the same period the Annual General Meetings have approved reductions of the share capital by cancellation of repurchased shares. In 2002 the share capital was reduced by an amount of SEK 24 million by canceling 10 million shares. In 2002 the share capital was reduced by another SEK 24 million by canceling 10 million shares and in 2004, the share capital was reduced by SEK 36 million by canceling a further 15 million shares. All reductions of the share capital were made through a transfer from share capital to unrestricted reserves. Following the reductions, the share capital of the Company as at December 31, 2004 amounted to SEK 807.8 million, represented by 336.6 million shares, each with a par value of SEK 2.40. During 2004 the Company also sold 2.0 million treasury shares a result of option holders exercising their call rights. As a result of the repurchase, selling of treasury shares and after the cancellations, Swedish Match held 15.1 million shares, equal to 4.5 percent of the Company’s total outstanding shares at December 31, 2004. The total number of shares outstanding, net after buybacks, amounted to 321.5 million. In addition, the Company had issued call options on its treasury shares corresponding to 6 million shares. Share buybacks have continued in 2005 after the Annual General Meeting on April 27, 2005. From April 27, 2005 through June 17, 2005 the Company has repurchased a further 10.4 million shares and from January 1, 2005 through June 17, 2005 the Company has sold 0.6 million treasury shares as a result of options holders redeeming their options. As of June 17, 2005 Swedish Match held 24.8 million shares, equal to 7.4 percent of the Company’s total outstanding shares and has issued call options on its treasury shares corresponding to 4.2 million shares. The call options can be exercised successively from 2005 to 2009. At the Annual General Meeting on April 27, 2005 shareholders approved the cancellation of 12 million shares repurchased under previous buyback programs. Shareholders at the meeting also approved the proposal that the Company’s holdings of its own shares may not exceed 10 percent of the total shares outstanding. The shareholders at the Annual General Meeting also approved a proposal to reduce the par value of the shares from SEK 2.40 to SEK 1.20 and to transfer SEK 114 million from the restricted reserve of the parent company to unrestricted reserves. By these measures unrestricted equity will increase by SEK 532 million. An application to the Municipal Court of Stockholm to effect these shareholders’ resolutions has been made. Permission is expected in October 2005.

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

Debt structure and liquid funds

In 1998 Swedish Match established a medium-term notes program for issuance of debt securities of SEK 2,000 million which program was increased to SEK 4,000 million in 2001. The Company had debt securities of SEK 1,423 million outstanding as of December 31, 2004 with the following maturities.

Amount	Maturity, year	Interest rate, percent (1)
SEK 500 million	2005	2.78
SEK 300 million	2007	4.83
SEK 623 million	2008	2.79

(1)	Most interest rates have been swapped to a variable three-month rate.

In 1999 the Company established a medium-term notes program for issuance of debt securities of euro 500 million, which program was increased to euro 1,000 million in 2001. The Company had debt securities of euro 215 million, equivalent to SEK 1,763 million, outstanding as of December 31, 2004 and with the following maturities.

Amount	Maturity, year	Interest rate, percent (1)
SEK 129 million	2005	2.77
SEK 1,454 million	2006	2.93-5.96
SEK 90 million	2008	2.82
SEK 90 million	2010	2.95

(1)	Interest rates have been swapped to variable three-month rate

The net proceeds from the sale of the unsecured debt from the two medium-term programs were used for general corporate purposes including investments in acquisitions of subsidiaries and buyback of shares.

In 1998, the Company sold a property and is now renting the same property in accordance with a leasing agreement, which according to Swedish GAAP is classified as an operating lease. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and renting it back to Swedish Match. Swedish Match paid SEK 10 million of capital into this entity and has no further obligation but for the quarterly renting costs. The leasing company put SEK 5 million of capital into the entity, arranged with external financing, and has unlimited liability for the liabilities of the entity.

Swedish Match is in compliance with all covenants or other requirements set forth in its credit agreements. Furthermore, Swedish Match does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in the Company’s credit rating could adversely affect Swedish Match’s ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. For example, a downgrade in credit rating could preclude Swedish Match’s ability to issue debt securities under its current programs. Should this occur, Swedish Match would seek alternative sources of funding including other potential bond offerings and secured lending. Swedish Match has the ability to draw upon its euro 250 million revolving credit facility prior to its commitment termination in December 2008. This facility requires the Company to have a ratio of income after financial items plus interest expense divided by interest expense of at least 3.

At December 31, 2004 Swedish Match had the following credit ratings from Standard & Poor’s and Moody’s Investor Service:

	Standard & Poor’s	Moody’s
Long-term rating	A-	A3
Outlook	Stable	Stable

The Company had an agreement with the minority shareholders of General Cigar concerning put and call options with regard to the minority’s shareholding. The options could be exercised over the period 2004 to 2006. Valuation of the shares in connection with the exercising of the put option is determined on the basis of the earnings of General Cigar for the most recent eight-quarter-ending period prior to exercise, at certain minimum levels. In April 2005, after giving notice of its intention to exercise some of the call options, Swedish Match reached an agreement with the minority shareholders to acquire all minority shares of General Cigar for USD 155 million for the minority’s shares.

At year end 2004, liquid funds amounted to SEK 3,002 million, compared with SEK 2,666 million at the beginning of the year.

At year-end 2004, SEK 1,187 million of the Group’s liquid funds were deposited in bank accounts and SEK 1,815 million in other financial investments. The SEK 1,815 million of other financial investments is made up of SEK 392 million in treasury bills, SEK 429 million in bank certificates, SEK 755 million in mortgage certificates, SEK 166 million in mortgage bonds, SEK 61 million in government bonds and SEK 12 million in other financial investments. Investment of the liquidity surplus is made in accordance with the finance policy determined by the Board.

Swedish Match’s liquidity flows are considerably greater than the 2004 net sales of SEK 13,007 million. This is because Swedish Match also charges tobacco taxes and VAT on the tobacco tax portion of the sales prices for sales to customers. Tobacco tax for the Group in 2004 amounted to SEK 8,698 million. Tobacco tax and VAT on tobacco tax in the Swedish operation amounted to SEK 9,852 million during 2004.

Cash provided by operations and investing and financing activities

Cash flow from operations, as set forth in the Consolidated Statements of Cash Flows, during 2004 amounted to SEK 3,626 million during 2004, compared with SEK 2,638 million in 2003 and SEK 2,585 million in 2002. The increase in 2004 compared with 2003 is attributed to the settlement income from UST offset by higher taxes paid. The increase in 2003 compared with 2002 is primarily attributed to a decrease in operating capital offset by higher taxes paid in 2003.

Cash flow from investing activities totaled SEK 471 million in 2004 compared with SEK 625 million in 2003 and SEK 717 million in 2002. The decrease in 2004 compared with 2003 is primarily due to lower capital expenditure and proceeds from divesting of the advertising textiles operations. The decrease in 2003 compared with 2002 is primarily due to lower capital expenditure.

Cash flow from financing activities in 2004 was an outflow of SEK 2,779 million in 2004 compared with an outflow of SEK 1,327 million in 2003 and an outflow of SEK 1,366 million in 2002. The change between 2004 and 2003 is due to an increase in amortization of loans offset by decreased buy-backs of shares.

5.C Research and Development, Patents and Licenses, etc.

Swedish Match has research and development activities in Sweden and the U.S. for its Tobacco operations, focusing on properties of the tobacco plant. The Company also has limited research and development activities in other countries, notably in Europe. Included in selling expenses are expenses for research and development and similar expenses amounting to SEK 99 million, SEK 100 million and SEK 113 million for the years ended December 31, 2002, 2003 and 2004, respectively. For a discussion on the Company’s patents, trademarks and licenses, see “Item 4.B. Business Overview”.

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

Product areas

Snuff

Snuff has been Swedish Match’s driving segment for organic growth for a number of years. The Company believes that with restrictions on tobacco smoking, smokeless alternatives are gaining a greater market potential. In addition, snuff is a traditional product that has become increasingly socially acceptable. Market volume growth has recently been between 2 and 3 percent per year for North Europe and more than 5 percent in North America and the volumes are expected to continue to grow.

Chewing Tobacco

Consumption of chewing tobacco has been declining by more than 4 percent per year over the past three years, continuing a long-term trend. The reason is primarily demographic – the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors. Swedish Match expects consumption volume to continue to decline.

Cigars

Until 1997, the American cigar market was characterized by strong growth in the premium segment. In 1998, the very sharp market growth for cigars weakened. Excess inventories had been built up by manufacturers and distributors, and this led to price competition in the premium segment. In 1999 total consumption of cigars stabilized in the U.S. and large excess inventories of product in the commercial chain reduced somewhat, negatively affecting manufacturers’ sales despite stable consumption. In 2000, consumption of mass market cigars increased slightly in the U.S., while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In the second half of 2001, the premium tobacco market in the U.S. experienced some weakness, most likely tied to general economic weakness in the U.S. economy. The market for premiums cigars in the U.S. improved slightly during 2002 and the European market remained relatively stable. In 2003 the total U.S. mass market cigar segment grew approximately 3 percent, while market growth in the U.S. premium and European cigars was relatively flat. In 2004 the European market was essentially flat to slightly larger, while the U.S. premium and U.S. machine-made cigar segments both grew. In 2003 and 2004 the most significant trend was in the increasing size of the flavored cigar subsegment of the market in the U.S. The world market for cigars has been growing over the last years, but with considerable differences between markets. Swedish Match expects the world market for cigars to continue to grow.

Pipe Tobacco

The world market for pipe tobacco has been declining by some 10 percent annually in volume terms. The main reason is demographic – the increasing average age of consumers and the weak influx of new buyers. Swedish Match expects market volume for pipe tobacco to continue to decline, the slight increase in demand for pipe tobacco in the premium and value price segments to continue to increase and the demand in the moderate price segment to continue to decrease.

Matches and Lighters

In most of the markets where Swedish Match operates there has been a general decline in the volumes of matches sold due, in industrialized countries, to declining volumes of smoking products, to substitution of disposable lighters for matches and to increased electrification worldwide. Market volume for lighters in the U.S. and Europe has been declining by up to 5 percent per year. Swedish Match expects market volume for matches and lighters to continue to decline.

Regulation

The manufacture, marketing and sale of tobacco are highly regulated. Approximately 87 percent of Swedish Match’s turnover originates in the European Union, South Africa and the U.S. In these markets, the business in the tobacco segment is subject to a great number of restrictions and excise duties. A major risk to the future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced.

For a brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), U.S., and South African tobacco markets, see “Item 4.B. Business Overview – Regulation”.

5.E Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F Tabular Disclosure of Contractual Obligations

The following summarizes the Company’s contractual obligations at December 31, 2004, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Maturity profile in SEK millions	Total	< 1 year	1-3 years	4-5 years	After 5 years
Long term debt obligations	3,529	970	1,756	713	90
Capital (finance) lease obligations	0	0	0	0	0
Non cancelable operating leases (1)	948	98	172	630	48
Purchase obligations	176	176	0	0	0
Other liabilities	21	0	21	0	0

Total	4,674	1,244	1,949	1,343	138

(1)	Included in these amounts are payments totaling SEK 749 million which are treated as an operating lease under Swedish GAAP but are treated as a financing arrangement under U.S. GAAP. Under U.S. GAAP debt of SEK 713 million is recorded on the balance sheet related to the leasing arrangement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

General

Under the Swedish Companies Act of (1975:1385), the Board of Directors shall be charged with the organization of the company and the management of the company’s operations. The Board of Directors shall ensure that the company’ organization in respect of accounting, management of funds, and the company’s financial position in general includes satisfactory controls. The Board of Director’s liability and duty to supervise cannot be delegated to any other party. The Company’s Articles of Association (the “Articles”) provide for a Board of Directors elected by its shareholders of not fewer than five nor more than ten directors. Swedish law provides for the appointment of three additional directors and the same number of deputy directors by the unions representing the Company’s employees. Under Swedish law, the managing director and at least one-half of the Board members must be resident in a European Economic Area country unless the Swedish government or an authority appointed by the government in a particular case grants an exemption. The term of office of a director elected by the Annual General Meeting is until the following Annual General Meeting, but a director may serve any number of consecutive terms. Directors may be removed from office by a General Meeting of Shareholders at any time, and vacancies on the Board of Directors, except when filled by a deputy director, may only be filled by shareholder resolution. The compensation of the directors elected by the shareholders is decided at each Annual General Meeting.

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

Board of Directors

As of June 17, 2005, the Directors of the Company were:

Bernt Magnusson. Chairman since 1995. Board member since 1993. Chairman of the Compensation Committee and member of the Nominating Committee. Other Board assignments: Chairman of Försäkringsaktiebolaget Skandia (publ) and Dyno Nobel ASA. Board member of Volvo Car Corp., Höganäs AB, Pharmadule AB and Net Insight AB. Advisor to the European Bank for Reconstruction and Development. Born on August 28, 1941.

Jan Blomberg. Board member since 1996. Chairman of the Audit Committee and member of the Compensation Committee. Other Board assignments: Chairman of Handelsbanken Regionbank City, Stockholm. Board member of Skandia Investment and Svenska Spel AB. Born on March 18, 1939.

Sven Hindrikes, CEO and President since 2004. Board member since 2005. Other Board Assignments: Board member of Arnold André GmbH. Born on April 21, 1950.

Tuve Johannesson. Board member since 2002. Other Board assignments: Chairman of EcoLean International A/S, Arctic Islands Ltd, Findus AB, and Ainax AB. Board member of SEB, Cardo and Chumak. Advisor to J.C. Bamford Excavators Ltd. Born on January 7, 1943.

Arne Jurbrant. Board member since 2002. Member of the Compensation Committee. Other Board assignments: Board member of IFL/MTC Foundation. Born on March 24, 1942.

Karsten Slotte, Board member since 2004. Member of the Audit Committee. President and CEO of Cloetta Fazer AB. Other Board assignments: Oy Onninen, Finnish Association of Convenience Goods Suppliers, Finnish-Swedish Chamber of Commerce. Born on August 10, 1953.

Kersti Strandqvist, Board member since 2005, Member of the Audit Committee, Segment Manager for Baby Care at SCA Personal Care. Born on May 4, 1963.

Meg Tivéus. Board member since 1999. Member of the Audit Committee. Other Board assignments: Board member of Cloetta Fazer AB, The Royal Swedish Opera AB, Billerud AB, SNS AB, Orrefors Kosta Boda AB and Danderyd Hospital AB. Born on December 17, 1943.

Employee representatives

Kenneth Ek. Board member since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Board member of the Swedish Association of Management and Professional Staff (Ledarna) at the snuff plant in Gothenburg, Sweden. Born on September 23, 1953.

Eva Larsson. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match Industries AB. Chairman of the trade union association at the match plant in Tidaholm, Sweden. Born on May 20, 1958.

Joakim Lindström. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB. Chairman of the Swedish Food Workers’ Association (Livs) in Solna, Stockholm, Sweden. Born on March 20, 1965.

Deputy employee representatives

Håkan Johansson. Deputy member since 2004. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB. Born on February 21, 1963.

Stig Karlsson. Deputy member since 1999. Appointed by the Federation of Salaried Employees in Industry and Service (PTK) within Swedish Match Industries AB. Shop Steward for the Swedish Industrial Salaried Employees Association (SIF) at Swedish Match Arenco AB in Kalmar, Sweden. Born on September 27, 1941.

Eeva Kazemi-Vala. Deputy member since 2004. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Born on December 19, 1949.

Executive officers

As of June 17, 2005, Swedish Match’s executive officers included the following individuals:

Sven Hindrikes. President and Chief Executive Officer. Employed and member of Group Management since 1998. Born on April 21, 1950.

Lennart Freeman. Executive Vice President and President North America Division. Employed in 1975. Member of Group Management since 1999. Born on October 7, 1951.

Bo Aulin. Senior Vice President, Corporate Affairs, Secretary and General Counsel. Employed 1990. Member of Group Management since 1996. Born on May 12, 1948.

Lars Dahlgren. Chief Financial Officer. Employed in 1996. Member of the Group Management since 2004. Born on November 7, 1970.

Peter Hedlund. President, Overseas Division. Employed in 1981. Member of Group Management since 2004. Born on March 19, 1953.

Graham Jones. Senior Vice President, Mergers and Acquisitions. Employed in 1978. Member of Group Management since 1999. Born on March 8, 1949.

Lars-Olof Löfman. President, North Europe Division. Employed in 1987. Member of Group Management since 2004. Born on September 30, 1956.

Göran Streiffert. Senior Vice President, Human Resources and IS/IT. Employed and member of Group Management since 1997. Born on December 1, 1946.

Jarl Uggla. President Continental Europe Division. Employed in 2002. Member of the Group Management since 2004. Born on September 19, 1955.

6.B Compensation

Compensation to Swedish Match AB’s Board members

Fees are paid to the Chairman of the Board and Board members in accordance with decisions of the Annual General Meeting. No Board fee is paid to the President. In 2004 a study fee in an amount of SEK 42,250 was paid to each of the three employee representatives on the Board, and in an amount of SEK 31,689 to each of the three deputy members. The fees paid to Board members elected by the Annual General Meeting for Board work during 2004 are shown in the table below:

(SEK)	Board fee	Compensation Committee	Audit Committee	Total fees for Board Committee work
Bernt Magnusson	687,500	80,000		767,500
Jan Blomberg	293,750	50,625	86,250	430,625
Tuve Johannesson	293,750			293,750
Arne Jurbrant	293,750	36,667	17,083	347,500
Meg Tivéus	293,750		53,750	347,500
Klaus Unger	93,750	13,958		107,708
Karsten Slotte	200,000		36,667	236,667

Total	2,156,250	181,250	193,750	2,531,250

In 2003, The Annual General Meeting decided that remuneration to the Board Chairman up until the end of the 2004 Annual General Meeting would be SEK 650,000 and SEK 275,000 each to the other Board members elected by the AGM and to give the Board SEK 300,000 as compensation for committee work, to be distributed within the Board as it decides. The Annual General Meeting in 2004 decided that compensation for the Board Chairman until the end of the next AGM was to be SEK 700,000 and SEK 300,000 to each of the other Board members elected by the AGM and to give the Board SEK 400,000 as compensation for committee work, to be distributed within the Board as it decides. The Annual General Meeting in 2005 decided that compensation for the Board Chairman until the end of the next AGM was to be SEK 750,000 and SEK 300,000 to each of the other Board members elected by the AGM and to give the Board SEK 400,000 as compensation for committee work, to be distributed within the Board as it decides.

Compensation to Group Management

The following table sets forth the compensation and other benefits to Group Management during 2002-2004.

(SEK in thousands)			Base Salary	Bonus 3)	Options 4)	Other Benefits 5)	Pension Benefits Costs* 6)	Total
President 1)	2004	2)	5,452	1,855	700	209	2,256	10,471
	2003		5,300	1,610	924	319	463	8,616
	2002		4,600	1,400	1,300	371	398	8,069
Other senior executives	2004		20,464	6,879	3,850	1,781	5,031	38,005
	2003		22,435	5,482	4,158	1,391	6,936	40,402
	2002		20,730	6,842	5,850	1,564	5,844	40,830

Total	2004		25,915	8,732	4,550	1,990	7,287	48,476

	2003		27,735	7,092	5,082	1,710	7,399	49,018

	2002		25,330	8,242	7,150	1,935	6,242	48,899

*	Pertains to expensed pensions.

Comments on the table

1)	The compensation paid to the President in 2004 relates to remuneration for Lennart Sundén for the period through March 19, 2004, when he resigned, and to Sven Hindrikes for the subsequent period.
2)	The terms and conditions for Sven Hindrikes compensation as President in 2004 were as follows: Fixed annual salary of 5,500,000 SEK; a maximum bonus of 35 percent and a pension on salary income up to 30 income base amounts according to the ITP plan and on income above 30 income base amounts a provision of 40 percent is paid to a defined-contribution pension plan. Pension according to the ITP plan is to be fully paid at the age of 60.
3)	Bonus pertains to incentive payments made during the year.
4)	Options are gross amounts disposable for allocation of options.
5)	Other benefits pertain to company car and other benefits.
6)	The reported pension costs are cost that affects the result for defined-contribution pensions and service cost according to IAS for defined-benefit pensions. These accounting principles apply to pension costs as of 2004.

Bonus

Group management is covered by an annual incentive program (bonus), which in 2004 could provide a maximum 35 percent of the base salary. The outcome of the incentive program is based on the increase in earnings per share for the President and staff managers. For division Presidents, 50 percent of the incentive program is based on the increase in earnings per share, while the remaining 50 percent is based on the increase in operating income in the division. Maximum payment in the case of the portion based on earnings per share requires that earnings per share increase 20 percent or more compared with the preceding year. For division managers, payment based on the incentive program also requires that operating income improves compared with the preceding year for the particular division, with maximum payment requiring the fulfilment of the set targets.

In addition to the annual incentive program, one Division President in a non-Swedish division is encompassed by a local incentive program. The local program extends over three years and a new program commences every second year. Payment from the local program may thus occur every second year if the set earnings targets are met. The maximum outcome for the Division President is approximately one year’s base salary every second year.

Options

The Group has an ongoing options program that may provide an allocation of call options on shares in Swedish Match AB. The options are allotted to participants when certain targets have been fulfilled. The options have a lifetime of five years and may be exercised during the fourth and fifth year. In 2004, the options program covered 58 executives. The allotment of options in any year is based on the outcome for two criteria:

•	The total share return on the Swedish Match share must be positive and superior to the total share return on shares in a selected number of companies in the industry. A maximum allotment is made if the return is 20 percentage points or more than the return on the shares of the other companies.

•	Earnings per share must increase and be higher than an average of the past three years. A maximum allotment is made if earnings per share are 20 percent higher than the average over the past three years.

These criteria have the same value. If the conditions for earnings are fulfilled, the particular executive is allotted options at no cost. The allotment of options constitutes a taxable income for participants resident in Sweden. The options are assigned a market value in accordance with the Black & Scholes model. They are irrevocable once allotted. The total value of the allotment may be a maximum 30 percent of the base salary amount for the executives included in the program. The options carry an exercise price of 120 percent of the average share price over a ten-day period after the published year-end report.

Based on the targets attained in 2004, 661,871 options will be issued in 2005. Exercise may be made between March 3, 2008 through March 1, 2010. Each option entitles the holder to purchase one share in Swedish Match AB at a price per share of 99.75 SEK. The market value, computed using the Black & Scholes model, is 10.80 SEK per option or a total of SEK 7.1 million. Since Swedish Match AB has issued the options, no expensing is involved. However, preliminary taxes and social security charges are expensed, which in the particular cases occurred directly on issue.

Excluding the 661,871 options that will be issued in 2005 the Company has 4.2 million options outstanding as per the table below.

Exercise Period	Exercise	Number of Shares	Exercised	Net Outstanding
2004-03-13 – 2006-03-14	44.50	1,812,309	1,390,185	422,124
2005-03-15 – 2007-03-15	77.50	1,518,770		1,518,770
2006-03-01 – 2008-02-28	74.00	1,428,490		1,428,490
2007-03-01 – 2009-02-27	84.80	865,259		865,259

		5,624,828	1,390,185	4,234,643

Pensions

Introduction

During 2004, new principles were introduced for Group management pensions. This means that Group management executives resident in Sweden are to be recovered by the ITP plan for salary of up to 30 salary base amounts and a defined-contribution pension on salary exceeding this amount. For members of Group management stationed abroad, the new principles primarily entail defined-contribution solutions and the base salary constitutes the pensionable salary. The retirement age for members of Group management is 62.

President

According to the employment contract, the retirement age for Sven Hindrikes is 62 and he is encompassed by the ITP plan for salary up to 30 salary base amounts. Pension according to the ITP plan is to be fully paid at the age of 60. In addition, the Company pays a pension premium of 40 percent of the fixed salary exceeding 30 salary base amounts.

Other members of Group management

Other members of Group management are eight persons who are subject to the following pension terms and conditions. In the case of the four members of Group management resident in Sweden, two of them have terms and conditions in accordance with the previously named new pension principles. For the other two, the terms and conditions have been renegotiated with the result that the defined-benefit pension remains in place, but that the pensionable salary has been locked at the 2005 level. For both of these the retirement age is 60. In the case of the four members of Group management resident abroad, two of them are encompassed by defined-benefit pension solutions with a retirement age of 60 and 65, respectively. The other two are covered by contribution-based pension solutions with a retirement age of 65 according to the employment contract. Funding of pension commitments in Sweden, pensions on salary portions of up to 30 salary base amounts are funded in Swedish Match’s pension fund, PSF. The commitment for defined-benefit pensions for salary portions exceeding 30 salary base amounts is funded in Swedish Match Pensionstiftelse (pension foundation). For members of Group management resident outside Sweden, defined-benefit pension commitments are funded in local pension foundations. All pension benefits are irrevocable.

Other employment terms

Severance pay, etc.

For the President, a joint six-month period of notice applies. A maximum severance payment of 18 months’ salary is payable if the Company terminates the employment contract. Severance pay will be reduced by a maximum of 50 percent of any other employment income, but not to less than half of the contracted severance pay. A six-month mutual notice of intent to terminate employment applies for other members of Group management. If the Company terminates employment, severance pay is payable in an amount equivalent to 18 months of cash salary.

6.C Board Practices

The Board members of Swedish Match elected by the Annual General Meeting are elected until the next Annual General Meeting. The other Board Members and the Deputy Members are appointed by their respective employee union. A Director may serve any number of consecutive terms. The Annual General Meeting of 2005 elected the Board of Directors proposed by the Nomination Committee. Board members Bernt Magnusson, Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Karsten Slotte and Meg Tivéus were reelected and Kersti Strandqvist and Sven Hindrikes was newly elected by the Annual General Meeting. The employee organizations has appointed Kenneth Ek, Eva Larsson and Joakim Lindström as representatives, and Eeva Kazemi-Vala, Håkan Johansson and Stig Karlsson as deputies. All members of the Board of Directors of Swedish Match AB, except the President, are independent of the Company according to the rules of the Stockholm Exchange.

Board of Directors

The Board of Directors of Swedish Match AB has established an agenda that includes instructions for the allocation of duties between the Board and the President, as well as instructions for financial reporting. The Board convenes annually for the statutory meeting and five ordinary meetings. Three of the ordinary meetings are scheduled to coincide with the publication dates for the first and third quarter interim reports and the year-end report. In addition, the Board holds meetings in August and December when the short-term budget as well as the long-term plan for operations are reviewed. The Company’s auditors attend the meeting at which the year-end financial report is presented in order to inform the Board of points noted during the audit. In addition to the ordinary meetings, the Board is called to other meetings when the situation requires.

The Board of Directors monitors the President’s performance of his obligations, is responsible for ensuring that the Company’s organization fulfils its purpose, and conducts continuous evaluations of the Company’s procedures and guidelines for management and investment of the Company’s funds. The Board also approves the strategic plan, the budget and the year-end financial report for the parent company and the Group, and continuously monitors the development of operations during the year. The Board of Directors makes decisions on major investments and divestments. In connection with meetings, the Board visits some of the Company’s major plants at regular intervals.

The Board of Directors held its statutory meeting for 2004 on the same day as the Annual General Meeting. The statutory meeting passed its ordinary resolutions concerning election of the Chairman (Bernt Magnusson), the secretary (Bo Aulin) and signatory rights. Two members of the Board may sign jointly on behalf of the Company, as well as a limited number of senior Company employees, two of whom may sign jointly. The President is always authorized to sign on behalf of the Company in matters related to day-to-day management of the Company’s operations.

The number of Board meetings held during 2004 was 13, including six by telephone and two “per capsulam”. In addition to monitoring business operations in relation to budget and strategic plans, and strengthening the Company’s systems for management and control, the Board also devoted a significant amount of time to consideration of the Company’s incentive and benefits structure, strategic orientation, structural issues, social and market issues, followup of acquisitions and distribution of surplus funds. During 2004, the Board approved the Code of Business Conduct and Ethics, and Group Treasury Policy and Policy on Related Party Transactions.

Chairman

The Chairman leads the work of the Board and ensures that other Board members at all times receive all the information required to ensure that the quality of Board work is maintained and that the Board is exercising its duties as stipulated in the Swedish Companies Act. The Chairman represents the company in matters regarding ownership.

Compensation Committee

The Compensation Committee of the Board of Directors is appointed from within the Board and is charged with discussing and resolving issues concerning salaries and other terms of employment, pension benefits and bonus systems for Group management, excluding the President, whose terms are set by the Board based on the proposal from the Compensation Committee, and other remuneration issues that involve matters of principle. The Board decides in corpore (excluding the President) on committee proposals concerning remuneration for the President, as well as certain other remuneration issues that involve matters of principle or are otherwise especially important, for example option programs and profit-sharing systems. The Committee meets as often as required, but at least twice a year. During 2004, 16 meetings were held. The Chairman of the Compensation Committee is Board Chairman, Bernt Magnusson. Other members during 2004 were Jan Blomberg, Klaus Unger (through April 26, 2004) and Arne Jurbrandt (from April 26, 2004). It is incumbent on the Chairman of the Compensation Committee to periodically update the Board of Directors on the progress of its work and the decisions taken. The Committee carried out its tasks with the support of external expertise regarding the issue of remuneration levels and structures.

Audit Committee

The duty of the Board’s Audit Committee is to supervise the routines for accounting, financial reporting and audit within the Group. The Audit Committee scrutinizes the quality and accuracy of the Group’s financial accounts and related reports, the procedures for internal financial controls within the Group, the work, qualifications and independence of the auditors, and – should the occasion arise – transactions between the Group and related parties. The Committee also discusses other significant issues related to the company’s financial reporting, and submits its observations to the Board of Directors. The Committee is required to meet at least six times a year. Seven meetings were held during 2004, of which one was per capsulam. Audit Committee members during 2004 were Jan Blomberg (Chairman), Meg Tivéus, Arne Jurbrant (through April 26, 2004) and Karsten Slotte (from April 26, 2004) and Kersti Strandqvist (from April 27, 2005).

6.D Employees

The table below shows the average number of employees for the period by product area for each of the past 3 financial years, 2004, 2003 and 2002.

Product area	2004	2003	2002
Chewing Tobacco	346	346	347
Cigars	7,781	7,148	6,504
Lighters	460	470	533
Match	4,746	5,388	5,743
Pipe Tobacco & Accessories	527	553	558
Snuff	924	908	825
Other operations	255	302	285

Total	15,039	15,115	14,795

The table below shows the average number of employees for the period by geographical area for each of the past 3 financial years, 2004, 2003 and 2002.

Geographic area	2004	2003	2002
Sweden	1,097	1,041	969
Europe excluding Sweden	1,621	1,742	1,954
North America	1,273	1,264	1,250
Latin America	5,703	5,157	4,706
Asia	4,782	5,251	5,269
Other Areas	563	660	647

Total	15,039	15,115	14,795

6.E Share Ownership

As of June 17, 2005, the shareholdings and holdings of call options of present members of the Board (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares
Bernt Magnusson (Chairman)	15,858
Jan Blomberg	3,638
Sven Hindrikes	5,000
Tuve Johannesson	6,000
Arne Jurbrant	1,500
Kersti Strandqvist	500
Karsten Slotte	3,000
Meg Tivéus	500
Kenneth Ek	210
Eva Larsson	0
Joakim Lindström	0
Håkan Johansson (Deputy member)	0
Stig Karlsson (Deputy member)	249
Eeva Kazemi-Vala (Deputy member)	500

All shares of Swedish Match are of the same class and represent one vote each. Each member of the Board owns less than one percent of the share capital.

Mr. Sven Hindrikes is the only member of the Board with call options, 66,373 in total on June 17, 2005. Each call option refers to one share. The terms of the call options of Sven Hindrikes are as follows: 27,673 call options can be used to buy shares during the period March 15, 2005 to March 15, 2007 at a redemption price of SEK 77.50. 23,650 call options can be used to buy shares during the period March 1, 2006 to February 28, 2008 at a redemption price of SEK 74.00, 15,050 call options can be used to buy shares during the period March 1, 2007 to February 27, 2009 at a redemption price of SEK 84.80.

As of June 17, 2005, the shareholdings and holdings of call options of the Company’s executive officers (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares	Number of call options
Sven Hindrikes	5,000	66,373
Lennart Freeman	300	154,356
Bo Aulin	4,200	66,373
Lars Dahlgren	1,000	0
Peter Hedlund	0	88,763
Graham Jones	6,000	227,527
Lars-Olof Löfman	1,400	33,186
Jarl Uggla	3,000	45,000
Göran Streiffert	30,400	66,373

All shares in Swedish Match are of the same class and represent one vote each. Each executive officer owns less than one percent of the share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

As of June 17, 2005, according to the available records of the Company no persons or groups were known to the Company to hold 5 percent or more of the voting securities of the Company.

As of June 17, 2005 the total amount of the voting securities of the Company beneficially held by Directors (including deputy members of the Board) and executive officers of the Company as a group was:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares nominal value SEK 2.40 per share	Directors and officers as a group (22 persons)	88,255 shares	0,03%

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

Within the framework of normal business, Swedish Match conducts various transactions with associated companies. Receivables from these companies totaled SEK 24 million at December 31, 2004 and SEK 30 million at December 31, 2003. Total sales to associated companies amounted to SEK 141 million, SEK 147 million and SEK 133 million in 2004, 2003 and 2002, respectively.

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

8.A.1	See Item 17.

8.A.2	See Item 17.

8.A.3	See page F-2 and F-3 for the audit reports of the Company’s accountants, entitled “ Report of Independent Registered Public Accounting Firm, KPMG Bohlins AB” and “ Report of Independent Registered Public Accounting Firm, Öhrlings PricewaterhouseCoopers” respectively.

8.A.4	Not applicable.

8.A.5	Not applicable.

8.A.6	For a breakdown of the Company’s export sales, see “Item 5.A. Operating Results”.

8.A.7.	Legal disputes

The Company is involved in a number of routine legal and regulatory proceedings, as well as a number of pending lawsuits related to intellectual property rights and alleged injuries caused by tobacco products.

In New York State, there are proceedings against General Cigar, where Cubatabaco is claiming that General Cigar does not have the right to use the Cohiba brand. General Cigar received its first registration of the Cohiba trademark in the U.S. in 1981, and obtained an updated registration in 1995. Hearing of the case began in May 2003. In March 2004 the court ruled in favor of Cubatabaco. General Cigar appealed the ruling and in February 2005 the Court of Appeals ruled in favor of General Cigar. Cubatabaco has been denied an en banc hearing in the Court of Appeals and has until August 30, 2005 to file a petition for certiorari to the U.S. Supreme Court.

During the year, the Delaware Chancery Court ruled in favor of the defendants including General Cigar Holding Inc. in Orman vs Cullman et al., a purported class action relating to the transaction by which a subsidiary of Swedish Match AB purchased the publicly owned shares of General Cigar. The ruling was not appealed.

Subsidiaries of Swedish Match in the U.S. are the defendants in cases where it is claimed that the use of tobacco products has caused health problems. Pinkerton Tobacco Company (a subsidiary of Swedish Match North America, Inc.) is named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is currently unclear whether any of the plaintiffs intend to pursue their demands separately against Pinkerton. Further, Pinkerton Tobacco Company and Swedish Match North America, Inc. are named as defendants in a class-action suit filed in Florida in November 2002 against several different companies active in the U.S. smokeless tobacco market and their joint interest associations. The plaintiffs are asking for medical monitoring and injunctive and equitable relief as well as compensatory damages. In October 2003 the plaintiffs’ counsel agreed to an indefinite extension of time to respond to the complaint. During the year, a final decision was served in favor of Pinkerton Tobacco Company and other defendants in a case in Minnesota in which the plaintiff was asserting that use of chewing tobacco caused her husband’s death. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view, after having consulted with counsels representing the Company with respect to these matters, that there are good defenses against all the claim. Each case will be defended vigorously. However, there can be no assurance that those defenses will be successful in trial.

The Supreme Court in India has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd. In accordance with the ruling, the price per share shall be not less than 35 INR plus annual interest from January 27, 2001. Swedish Match has requested the Supreme Court to clarify the rate of interest to be applied and which shareholders are entitled to interest. Swedish Match has made provision of SEK 90 million to cover a write-down of the value of the shares that will be acquired according to the order and expenses in connection with the acquisition.

In December 2004, the European Court in Luxemburg ruled that Article 8 of Directive 2001/37, which prohibits the putting on the market of products defined as oral tobacco, is not invalid by reason of infringement of the EC Treaty or general principles of Community law.

8.A.8. See “Item 3.A Selected Financial Data – Dividends” for a discussion of Swedish Match’s dividend policy.

8.B Significant Changes

At the Annual General Meeting on April 27, 2005, shareholders of the Company approved the cancellation of 12 million shares repurchased by the Company under previous share buyback programs. An application to reduce the share capital was made. As at April 27, 2005, the Company held 14,465,386 repurchased shares.

The Annual General Meeting also approved the Board’s proposal to reduce the par value of the shares from SEK 2.40 to SEK 1.20 and to transfer SEK 114 million from the restricted reserve of the parent company to unrestricted reserves. By these transactions SEK 532 million will be transferred from restricted equity to unrestricted equity. An application to the Municipal Court of Stockholm to effect these board resolutions has been made. Permission is expected in October 2005. The amounts released are to be used for share buybacks.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

The following table shows, for the fiscal quarters indicated, the reported highest and lowest middle market quotations for the Company’s shares on Stockholmsbörsen and the highest and lowest sales price of the ADSs:

	(Stockholm) SEK per Ordinary Share		(Nasdaq) U.S. dollars per ADS
	High	Low	High		Low
Annual information for the past five years

2004	81.50	69.00		(1)		(1)
2003	74.50	54.50	102.53		67.40
2002	86.00	54.00	85.75		53.15
2001	58.00	34.90	53.50		37.00
2000	37.00	25.10	37.75		28.13

Quarterly information for the past two years

2004
First Quarter	75.00	69.00	104.14		93.79
Second Quarter	81.50	76.50	107.40		97.06
Third Quarter	79.75	72.750	106.76		95.71
Fourth Quarter	81.25	75.00		(1)		(1)

2003
First Quarter	69.50	59.00	79.19		69.51
Second Quarter	65.00	57.00	80.67		72.25
Third Quarter	62.00	54.50	77.70		67.40
Fourth Quarter	74.50	58.50	102.53		76.78

Monthly information for most recent six months

December 2004	79.50	75.00
January 2005	84.75	77.00
February 2005	87.25	81.00
March 2005	85.50	80.25
April 2005	90.25	83.75
May 2005	87.75	83.00

(1)	The ADSs were delisted from Nasdaq in 2004

9.B Plan of Distribution

Not applicable.

9.C Market

The Company’s shares are traded on the Stockholm Exchange.

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

Trading on the Stockholm Exchange begins each morning at 9:00 a.m. (CET) at an opening price determined by the SAX system and based on orders entered by Stockholm Exchange members, and continues at prices based on market demand until 5:30 p.m. (CET). Buy and sell orders are registered on the system in round lots and odd lots are matched separately at the last price for round lots.

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

In 2004 due to the low liquidity of the ADSs these were delisted from NASDAQ. The last day of trading was on October 15, 2004. The Company also cancelled its American Depository Receipts program.

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

Nominal value of shares

The nominal value of the Shares of the Company is SEK 2.40. At the Annual General Meeting on April 27, 2005 it was decided to reduce the nominal value of the shares to SEK 1.20. The Company has applied for the reduction of the nominal vale to be approved by the Municipal Court of Stockholm but approval has not yet been obtained.

Election of Board of Directors

The Board members of Swedish Match elected by the Annual General Meeting are elected until the next Annual General Meeting. The other Board Members and the Deputy Members are appointed by their respective employee union. A Director may serve any number of consecutive terms.

Director’s Voting Powers and fees

Each director has one vote on the Board of Directors. However, under Swedish law, a director or the managing director may not deal with matters relating to agreements between him and the company, nor may he deal with matters relating to agreements between the company and third parties if he has a considerable interest in the matter that may be contrary to that of the company. Article 9 in the Articles of Association states that the Annual General Meeting shall determine the fees to be paid to the Board of Directors. Thus, the Board of Directors is not authorized to vote compensation to themselves. The Board of Directors shall consist of 5 to 10 directors appointed by the Annual General Meeting and three directors appointed by the employee organizations with three deputy directors appointed for the directors appointed by the employee organizations. The Board of Directors consist of 11 ordinary members (including 3 appointed by the employee organizations) and three deputy members. Each deputy member replaces one of the three employee representatives in the Board in case that employee representative is absent from a board meeting. There are no requirements under Swedish law or the Company’s Articles of Association in respect of the Board members age or amount of shareholdings. At the Annual General Meeting in 2005, the articles of association were amended to specify that the decision on the fee for the board of directors shall include the fee to the chairman, the fee to other members of the board of directors and the combined fee for committee work.

Share rights, Preferences and Restrictions

All shares in the Company are of the same class and have equal right to dividends. The dividend to the shareholders for the year ending December 31, 2004 was SEK 1.90 per share. The record date for entitlement to receive the dividend was May 2, 2005. The dividend was paid by the Swedish Securities Register, VPC, on May 6, 2005. The nominal value is SEK 2.40 per share. At the Annual General Meeting in 2005, it was decided to decrease the nominal value of each share to SEK 1.20.

Each share confers the right to one vote at general meetings. The general meetings are called by the Board of Directors. The Board is obliged to call a general meeting at the request of shareholders representing a minimum of one tenth of all outstanding shares. Since Swedish Match’s fiscal year follows the calendar year, the Annual General Meeting must take place no later than June 30 each year. The Annual General Meeting of 2005 took place on April 27. The members of the Board of Directors are elected until the next Annual General Meeting.

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

Under the Swedish Companies Act, a listed company may own its own shares. The total amount of treasury shareholding may at no point exceed 10 percent of the total number of shares in the company. Shareholdings in the own company do not give the company a right to represent itself or vote on general meetings, do not give a right to dividends and do not give any right to share in surplus in the event of liquidation. In addition, such shares owned by the company are excluded when determining whether a certain required majority of votes cast or shares represented is fulfilled. The shares of Swedish Match have no redemption provisions, sinking fund provisions and no liability to further calls by the company. Swedish Match has during the years of 2002 - 2005 acquired shares in Swedish Match.

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

10.E Taxation

General

The following is a general summary of the material U.S. federal income and Swedish tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares. This summary is based upon U.S. tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Swedish tax law, and the current conventions between the U.S. and Sweden for the avoidance of double taxation in the case of income and property taxes (the “Income Tax Treaty”) and in the case of estate, inheritance and gift taxes (the “Estate Tax Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect

A. “U.S. Holder” is a beneficial owner of shares who holds the shares as capital assets and is (i) a citizen or individual resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who are dealers in securities or commodities, banks, financial institutions, traders in securities who elect to apply a mark-to-method method of accounting, regulated investment companies, insurance companies, tax-exempt entities, persons subject to the federal alternative minimum tax, persons holding the shares as part of a straddle, hedging or conversion transaction, U.S. expatriates, or persons who (directly, indirectly or by attribution) own 10 percent or more of the share capital or voting stock of Swedish Match, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar). U.S. Holders of shares who are subject to taxation in the U.S. are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership or disposition of shares.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

Holders of shares should consult their own tax advisors concerning the specific Swedish and U.S. federal, state and local tax consequences of the ownership and disposition of shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaties.

Taxation of dividends

For U.S. federal income tax purposes, the gross amount of any distribution (including any Swedish withholding tax thereon) paid to U.S. Holders of shares generally will be treated as a dividend and taxed as ordinary income to the U.S. Holders on the date of actual constructive receipt by a U.S. Holder. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. The amount of any distribution that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution (including the amount of any Swedish taxes withheld therefrom), calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the Swedish kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or less. A U.S. Holder who does not convert Swedish kronor into U.S. dollars on the date of receipt generally will have a tax basis in the Swedish kronor equal to its U.S. dollar value on such date. Any gain recognized by the U.S. Holder on a subsequent conversion or other disposition of Swedish kronor or other foreign currency received generally will be treated as U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to nonresidents of Sweden are subject to Swedish withholding tax at a rate of 30 percent. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a U.S. Holder who is entitled to the benefits of the Income Tax Treaty under its “Limitation on Benefits” provisions and who does not have a “permanent establishment” or “fixed base” situated in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) generally will be subject to Swedish withholding tax at a reduced rate of 15 percent. A U.S. Holder of shares may be required to provide documentary evidence that such Holder is entitled to the reduced 15 percent withholding tax rate under the Income Tax Treaty. The Custodian will, to the extent practicable, facilitate reasonable administrative actions necessary to obtain the reduced 15 percent Swedish withholding tax rate or obtain refunds of Swedish withholding taxes.

If a U.S. Holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Swedish taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividend into U.S. dollars at the spot rate on the date received. The difference in exchange rates may reduce the dollar value of the credits for Swedish taxes relative to the U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. Holder may elect to translate Swedish taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of Internal Revenue Service (the “IRS”)

Subject to complex conditions and limitations, the 15 percent Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to the various categories of the U.S. Holder’s income. For this purpose, dividends distributed to U.S. Holders of shares generally will be treated as “passive income” or, in the case of certain U.S. Holders, “financial services income”. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income. “The consequences of the separate limitation calculation will depend in general on the nature and sources of the U.S. Holder’s income and deductions. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of claiming such a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such Holder’s foreign taxes in a particular taxable year. A deduction does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently of a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, amongst other things, the U.S. Holders meet certain minimum holding periods and the non –U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the U.S. or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Income Tax Treaty) which provides for the exchange of information. Swedish Match currently believes that dividends paid with respect to its shares should constitute qualified dividend income for U.S. federal income tax purposes, but this is a factual matter that is subject to change. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares, among others, will be permitted to rely on certification from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. Holder of shares is urged to consult his own tax advisor regarding the availability to him of the reduced tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

Tax on sale or other disposition

In general, upon a sale or other disposition of shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between U.S. dollar value of the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the shares. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if at the time of the sale or other disposition the shares have been held for more than one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

In general, under the Income Tax Treaty, a U.S. Holder who does not have a “permanent establishment” or “fixed base” situated in Sweden or does not perform or has not performed independent personal services in Sweden will not be subject to Swedish tax on any capital gain derived from the sale or exchange of shares. Sweden is, however, allowed under the Income Tax Treaty to tax an individual resident of the U.S. that has been a resident of Sweden on such gains realized within a period of ten years following the date on which the individual ceased to be a resident of Sweden.

Passive foreign investment company status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if a least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Swedish Match currently believes that it did not qualify as a PFIC for the taxable year ended December 31, 2004 for U.S. federal income tax purposes. If Swedish Match were to become a PFIC in any taxable year, the tax on distributions on its shares and on any gains realized upon the disposition of shares may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership shares.

Swedish estate and gift taxes

Effective December 17, 2004 Swedish estate and gift tax has been abolished and has not been replaced by any other tax on transfers by gift or by reason of death of the owner.

Swedish transfer and net wealth tax

Currently there is no transfer tax or similar tax on trading in shares and certain other equity-related securities in Sweden. In general, a holder of shares who is a U.S. Holder will normally not be subject to Swedish net wealth tax unless such shares are included in a business carried on in Sweden.

United States information reporting and backup withholding

Dividend payments with respect to shares and proceeds from the sale, exchange or other disposition of shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28 percent. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the U.S. or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a Holder’s federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Commercial exposure

Foreign exchange exposure in commercial transactions is concentrated mainly in the exporting companies within the Lighter, Cigar and Matches product areas and to imports of tobacco into Sweden. With the exception of Group operations in Sweden, Swedish Match has a substantial part of its production operations and sales in the EU and the U.S. As a result, a balance has been created between payments received and disbursed in EUR and USD, which limits the Group’s transaction exposure. Swedish Match uses forward exchange contracts to hedge part of the value of future commercial flows. Contracts related to hedging of anticipated sales and purchases of foreign currencies normally do not exceed twelve months. The market value of all forward contracts for hedging of commercial exposure as of December 31, 2004 was SEK 0.6 million, compared to SEK 5.2 million net as of December 31, 2003.

At December 31, 2004, the book value of all forward contracts pertaining to commercial exposure hedging was SEK 0.8 million higher than the market value. At December 31, 2003, the book value was SEK 0.8 million lower than the market value. If there were an instantaneous 10 percent strengthening of SEK versus all other currencies, the market value of these forward contracts would increase by SEK 1.3 million compared with a decrease of SEK 7.9 million as of December 31, 2003. If there were an instantaneous 10 percent weakening of SEK versus all other currencies, the market value of the forward contracts outstanding as of December 31, 2004 would decrease by SEK 1.3 million compared with an increase of SEK 7.9 million as of December 31, 2003. Actual foreign currency exchange rates rarely move instantaneously in the same direction, and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis. According to Swedish GAAP, movements in value of contracts that hedge future flows of commercial payments will not result in any immediate change to the Group’s financial statements. Gains and losses pertaining to the hedge contracts are reported at the same time as gains and losses from the items hedged.

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

Equity exposure

In conjunction with translation of the Group’s assets and liabilities of foreign subsidiaries to Swedish kronor, a risk arises that the currency rate will have an effect on the consolidated balance sheet. As at December 31, 2004, net assets (shareholders’ equity) in foreign subsidiaries was not hedged. At year-end 2004, net assets in foreign subsidiaries and associated companies outside Sweden amounted to SEK 4,656 million compared with SEK 4,272 million as of December 31, 2003.

Of the Group’s shareholders’ equity in foreign currency at year-end, 35 percent consisted of euro, 30 percent consisted of South African Rand, 19 percent consisted of USD and 16 percent of other currencies.

If there were an instantaneous 10 percent strengthening of the SEK versus all other currencies, shareholders’ equity would decrease by SEK 466 million compared with SEK 427 million as of December 31, 2003. If there were an instantaneous 10 percent weakening of the SEK versus all other currencies, shareholders equity would increase by SEK 466 million as of December 31, 2004 compared with an increase of 427 million as of December 31, 2003. Actual foreign currency exchange rates rarely move instantaneously in the same directions and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

Trading exposure

Corporate Treasury may enter into forward exchange contracts and other derivative financial instruments for trading purposes on a limited scale, in accordance with a risk mandate set by the Board of Directors in the financial policy for Swedish Match. As of December 2004 and 2003 Swedish Match did not hold any forward exchange contracts or other financial instruments for trading purposes.

Interest rate risks

Interest-rate risk relates to the risk that changes in interest-rate levels affect the Group’s earnings. Swedish Match’s interest bearing assets consisted mainly of cash and bank and marketable securities. Marketable securities were to a large extent invested in interest-bearing securities with short maturity.

The time that elapses before a lasting change in the interest rate has an impact on the Group’s net interest depends on the fixed interest term of the loan or the investment. The average fixed interest term for the Group’s interest-bearing assets amounted to 78 days at December 31, 2004 compared with 47 days at December 31, 2003.

The average fixed interest term for interest-bearing liabilities amounted to 72 days at December 31, 2004 compared with 74 days at December 31, 2003. The average rate of interest on the Group’s interest-bearing liabilities was 4.4 percent at December 31, 2004 compared with 4.7 percent at December 31, 2003. The Company had interest rate swaps with an estimated value of SEK 225 million as of December 31, 2004.

If there were an instantaneous 1 percent (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2004, with all other variables held constant, Swedish Match’s pre-tax income over a 12 month period would decrease by SEK 9 million compared with a decrease of SEK 20 million as of December 31, 2003. It should be noted that the assumptions upon which this sensitivity analysis is based rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. Further, the analysis does not take into account the time which elapses before a lasting change in interest rates has an impact on net interest expense, due to the set terms during which fixed interest rates are payable on the loans or the investments discussed above. In addition, the sensitivity analysis is based on the net debt outstanding as of December 31, 2004 and 2003 respectively, and does not take into account movements in the net debt during 2005 and 2004 respectively. The impact from actual interest rate movements may thus differ from the analysis above.

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

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. DISCLOSURE CONTROL AND PROCEDURES

Disclosure Controls and Procedures

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Securities Exchange Act of 1934 Rule 13a-15(e)) as of the end of the period covered by this Form 20-F (the “Annual Report”), have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is currently in the process of reviewing and implementing additional measures relating to its internal control procedures over financial reporting in preparation for the additional requirements of the rules adopted under Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C. ACCOUNTANTS’ FEES AND SERVICES

KPMG Bohlins AB has served as the Company’s independent public accountant for the financial year ended December 31, 2004 and Öhrlings PricewaterhouseCoopers has served as the Company’s independent public accountants for the financial years ended December 31, 2003 and 2002 for which audited financial statements appear in this annual report on Form 20-F. KPMG has been elected to audit the four years ending December 31, 2004 – December 31, 2007.

The following table presents the aggregate fees for professional services and other services rendered by KPMG Bohlins AB in 2004 and Öhrlings PricewaterhouseCoopers to the Company in 2003.

Accountants fees

(SEK in millions)	2004	2003
Audit Fees (1)	13	13
Audit-related Fees (2)	0	2
Tax Fees (3)	0	4
All Other Fees (4)	0	1

Total	13	20

In addition to the fees set out in the table above, the Company paid auditing fees to auditing firms other than PricewaterhouseCoopers in an amount of SEK 1 million in 2003 and other auditing firms other than KPMG in 2004 in an amount of SEK 3 million.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
2004-01-01 to 2004-01-31	0	0	0	11,896,618
2004-02-01 to 2004-02-29	0	0	0	11,896,618
2004-03-01 to 2004-03-31	1,466,500	SEK 72.38	1,466,500	12,013,440
2004-04-01 to 2004-04-30	0	0	0	12,032,566
2004-05-01 to 2004-05-31	0	0	0	12,032,566
2004-06-01 to 2004-06-30	1,000,000	SEK 77.82	1,000,000	11,032,566
2004-07-01 to 2004-07-31	2,506,500	SEK 74.27	2,506,500	8,526,066
2004-08-01 to 2004-08-31	1,340,500	SEK 74.54	1,340,500	7,185,566
2004-09-01 to 2004-09-30	2,521,448	SEK 74.70	2,521,448	4,664,118
2004-10-01 to 2004-10-31	0	0	0	18,543,745
2004-11-01 to 2004-11-30	0	0	0	18,580,745
2004-12-01 to 2004-12-31	0	0	0	18,580,330

Total	8,834,948	SEK 74.52	8,834,948

(1)	Each year, Swedish Match’s board of directors receives shareholder authorization at the annual general meeting to repurchase an amount of shares in the open market not to exceed 10% of its issued and outstanding shares (as permitted under the Swedish Companies Act). Such authorization is valid until the following year’s annual general meeting. At the 2003 annual general meeting held on April 25, 2003, Swedish Match’s shareholders authorized such repurchase which expired at the 2004 annual general meeting on April 26, 2004. The repurchase of Swedish Match’s shares was re-authorized expired at the 2004 annual general meeting and at the 2005 annual meeting held on April 27, 2005.
(2)	The number of shares that may yet be purchased is equal to 10 percent of the number of shares of the Company less what is held in treasury plus shares sold as holders’ of call options exercise their right to buy shares from treasury shares. The increased number of shares in October 2004 pertains to the cancellation of 15 million treasury shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1	Articles of Association of the Registrant as amended to date (in English translation).

8.1	For a list of our material subsidiaries, see “Item 4.C. Organizational Structure”.

11.1	Code of Business Conduct and Ethics (filed as Exhibit 11.1 to Swedish Match AB’s annual report on Form 20-F for the year ended December 31, 2003 (File No. 0-28038) and incorporated by reference hereto).

12.1	Certification of Sven Hindrikes, President and Chief Executive Officer of Swedish Match AB (publ) pursuant to Rule 13a – 14(a) under the Exchange Act-.

12.2	Certification of Lars Dahlgren, Chief Financial Officer of Swedish Match AB (publ) pursuant to Rule 13a – 14(a) under the Exchange Act-.

13.1	Certification of Sven Hindrikes President and Chief Executive Officer of Swedish Match AB (publ) and Lars Dahlgren Chief Financial Officer of Swedish Match AB (publ) pursuant to Rule 13a – 14(b) under the Exchange Act section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Swedish Match AB (publ)

Dated: June 22, 2005	By:	/s/ Sven Hindrikes
	Name:	Sven Hindrikes
	Title:	President and Chief Executive Officer

Index to Consolidated Financial Statements

The Swedish Match Group

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Swedish Match AB (publ)

We have audited the consolidated balance sheet of Swedish Match AB (publ) and subsidiaries as of December 31, 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the management of Swedish Match AB (publ). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swedish Match AB (publ) and subsidiaries as of December 31, 2004, and the result of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Sweden.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2004, Swedish Match AB (publ). prospectively adopted the Swedish Financial Accounting Standards Council’s Recommendation – RR 29 Employee benefits.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 26 to the consolidated financial statements.

Stockholm, Sweden

March 3, 2005, except for the third and fourth paragraph

of note 28 for which the date is April 27, 2005

KPMG Bohlins AB

/s/ Thomas Thiel

Thomas Thiel

Authorized Public Accountant

Report of Independent Accountants

To the Board of Directors and Shareholders of Swedish Match AB

We have audited the accompanying consolidated balance sheets of Swedish Match AB and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swedish Match AB and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Stockholm, Sweden
March 3, 2004

/s/ Åke Danielsson
Åke Danielsson
Authorized Public Accountant
Öhrlings PricewaterhouseCoopers AB

The Swedish Match Group

Consolidated Statements of Income

for the years ended December 31, 2002, 2003 and 2004

In millions	2002 SEK	2003 SEK	2004 SEK	20041) USD Unaudited
Net sales, including tobacco tax	22,599	21,841	21,705	3,255
Less tobacco tax	(8,956)	(8,805)	(8,698)	(1,304)
Net sales	13,643	13,036	13,007	1,950
Cost of goods sold	(7,451)	(7,103)	(7,262)	(1,089)

Gross profit	6,192	5,933	5,745	861

Selling expenses (Note 2)	(2,362)	(2,258)	(2,238)	(336)
Administrative expenses (Note 2)	(1,520)	(1,475)	(1,678)	(252)
Other operating income (Note 3)	52	23	24	4
Other operating expenses (Note 3)	(13)	(19)	(5)	(1)
Share of earnings in associated companies	22	20	1	0
Settlement income UST (Note 4)	—	—	1,521	228

Operating income	2,371	2,224	3,370	505
Interest income	108	229	103	15
Interest expense	(337)	(283)	(266)	(40)
Exchange rate differences and other fin. items (Note 5)	(16)	4	(1)	(0)

Income after financial items	2,126	2,174	3,206	481
Taxes (Note 6)	(648)	(572)	(1,314)	(197)
Minority interests	(49)	(44)	(64)	(10)

NET INCOME	1,429	1,558	1,828	274

Average number of shares outstanding during period, basic	348,295,163	332,679,210	325,708,645	325,708,645
Average number of shares outstanding during period, diluted*	350,894,438	334,162,492	327,013,542	327,013,542

Earnings per share, basic, SEK	4.10	4.68	5.61	0.84
Earnings per share, diluted, SEK	4.07	4.66	5.59	0.84

*	Dilution attributable to the effect of options issued.
1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2004 of USD 1.00 = SEK 6.6687. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2003 and 2004

In millions	2003 SEK	2004 SEK	20041) USD Unaudited
ASSETS
Fixed assets
Intangible assets (Note 7)	3,648	3,285	493
Tangible assets (Note 8)	2,862	2,690	403
Financial assets
Shares and participations (Note 9)	145	135	20
Deferred tax assets (Note 6, 10)	245	397	60
Long-term receivables (Note 11)	226	228	34

Total fixed assets	7,126	6,735	1,010

Current assets
Inventories (Note 12)	2,676	2,476	371
Current operating receivables
Trade receivables (Note 13)	1,880	1,662	249
Other receivables	562	561	84
Prepaid expenses and accrued income	192	185	28
Liquid funds
Short-term investments (Note 14)	1,169	1,815	272
Cash and bank (Note 14)	1,497	1,187	178
Total liquid funds	2,666	3,002	450

Total current assets	7,976	7,886	1,183

TOTAL ASSETS	15,102	14,621	2,192

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2004 of USD 1.00 = SEK 6.6687. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2003 and 2004

In millions	2003 SEK	2004 SEK	20041) USD Unaudited
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity (Note 15)
Restricted equity
Share capital	844	808	121
Restricted reserves	2,006	2,053	308
Unrestricted equity
Unrestricted reserves	(398)	(331)	(50)
Net income for the year	1,558	1,828	274

Total shareholders’ equity	4,010	4,358	654

Minority interests	597	473	71

Provisions
Provisions for pensions and similar commitments (Note 16)	372	739	111
Provisions for taxation (Note 6)	1,083	1,195	179
Other provisions (Note 17)	664	1,177	176

Total provisions	2,119	3,111	467

Long-term liabilities
Interest-bearing bond loans (Note 18)	4,508	2,557	383
Interest-bearing liabilities to credit institutions (Note 18)	27	2	0
Other long-term liabilities	66	21	3

Total long-term liabilities	4,601	2,580	387

Current liabilities
Interest-bearing liabilities to credit institutions (Note 18)	846	970	145
Accounts payable	719	708	106
Tax liability	91	168	25
Other current liabilities (Note 19)	1,329	1,408	211
Accrued expenses and deferred income (Note 20)	790	845	127

Total current liabilities	3,775	4,099	615

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	15,102	14,621	2,192

Pledged assets (Note 21)	154	143	21
Contingent liabilities (Note 22)	441	411	62

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2004 of USD 1.00 = SEK 6.6687. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Statement of Changes in Shareholders’ equity

for the years ended December 31, 2002, 2003 and 2004

In millions	Share capital	Restricted reserves	Unrestricted equity	Total equity	Total equity USD1) Unaudited
Shareholders’ equity at December 31, 2001	892	1,625	1,588	4,105	616

Allocation to unrestricted reserves through cancellation of shares	(24)		24	—	—
Transfers between restricted and unrestricted equity		(50)	50	—	—
Dividend paid			(508)	(508)	(76)
Repurchase of own shares			(552)	(552)	(83)
Translation differences for the year			(467)	(467)	(70)
Net income			1,429	1,429	214

Shareholders’ equity at December 31, 2002	868	1,575	1,564	4,007	601

Allocation to unrestricted reserves through cancellation of shares	(24)		24	—	—
Transfers between restricted and unrestricted equity		431	(431)	—	—
Dividend paid			(535)	(535)	(80)
Repurchase of own shares			(959)	(959)	(144)
Sale of own shares			55	55	8
Translation differences for the year			(116)	(116)	(17)
Net income			1,558	1,558	234

Shareholders’ equity at December 31, 2003	844	2,006	1,160	4,010	601

Effect due to changes in accounting principles			(257)	(257)	(39)
Allocation to unrestricted reserves through cancellation of shares	(36)		36	—	—
Transfers between restricted and unrestricted equity		47	(47)	—	—
Dividend paid			(558)	(558)	(84)
Repurchase of own shares			(658)	(658)	(99)
Sale of own shares			82	82	12
Translation differences for the year			(89)	(89)	(13)
Net income			1,828	1,828	274

Shareholders’ equity at December 31, 2004 (Note 15)	808	2,053	1,497	4,358	654

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2004 of USD 1.00 = SEK 6.6687. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

See Notes to Consolidated Financial Statements.

2) The Swedish Match Group

Consolidated Statements of Cash Flows

for the years ended December 31, 2002, 2003 and 2004

In millions	2002 SEK	2003 SEK	2004 SEK	20041) USD Unaudited
Operations
Income after financial items	2,126	2,174	3,206	481
Depreciation and amortization	651	665	932	140
Other	(53)	49	(31)	(5)

	2,724	2,888	4,107	616
Taxes paid	(241)	(515)	(819)	(123)

Cash flow from operations before changes in operating capital	2,483	2,373	3,288	493

Cash flow from changes in operating capital
Trade receivables	56	(34)	151	23
Inventories	86	169	54	8
Other assets	1	(32)	(15)	(2)
Accounts payable	0	38	6	1
Accrued expenses and other current liabilities	(41)	124	142	21

Cash flow from operations	2,585	2,638	3,626	544

Investment activities
Investments in property, plant and equipment	(751)	(551)	(486)	(73)
Sales of property, plant and equipment	106	26	42	6
Acquisition of subsidiaries and associated companies (Note 23)	(53)	(78)	(53)	(8)
Acquisition of intangible assets	(18)	(27)	(34)	(5)
Investment in other companies	—	—	(10)	(1)
Divestment of business operations (Note 23)	—	—	117	18
Change in financial receivables	(1)	5	(47)	(7)

Cash flow from investment activities	(717)	(625)	(471)	(71)

Financing activities
Change in short-term loans	(339)	(35)	118	18
Long-term loans	670	635	—	—
Repayment of long-term loans	(832)	(731)	(1,937)	(290)
Dividends paid	(508)	(535)	(558)	(84)
Dividend to minority in subsidiaries	—	—	(121)	(18)
Repurchase of shares	(499)	(1,012)	(658)	(99)
Sale of shares	—	55	82	12
Realized effect of hedge of foreign exchange rates	264	296	295	44
Other	(122)	—	—	—

Cash flow from financing activities	(1,366)	(1,327)	(2,779)	(417)

Cash flow for the year	502	686	376	56

Liquid funds at the beginning of the year	1,606	2,016	2,666	400

Translation differences attributable to liquid funds	(92)	(36)	(40)	(6)

Liquid funds at the end of the year (Note 14)	2,016	2,666	3,002	450

Supplementary information (Note 23)

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2004 of USD 1.00 = SEK 6.6687. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

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

Recently issued accounting pronouncements

As of January 1, 2004, Swedish Match changed the principles for reporting pensions, etc. to conform to the Financial Accounting Standards Council’s recommendation RR 29 Employee Benefits. One implication of this recommendation is that all deficits or surpluses in funded defined-benefit pension plans are to be reported in the consolidated balance sheet as liabilities or assets. The transition to RR 29 as during the first quarter of 2004 resulted in an increased liability in the consolidated balance sheet of 257 MSEK, net after adjustment for deferred taxes, with a corresponding reduction in shareholders’ equity. In accordance with the transition rules of the recommendation, previous years have not been recalculated.

Principles of consolidation

The consolidated financial statements include the Parent Company, all subsidiaries and associated companies. Subsidiaries are defined as companies in which Swedish Match holds shares vested with more than 50 percent of the votes or in which Swedish Match has a decisive influence in some other way. Associated companies are defined as companies in which Swedish Match exercises a significant long-term influence without the jointly owned company being a subsidiary. This normally means that the Group holds 20-50 percent of total voting rights. Holdings in associated companies are reported in accordance with the equity method. The Group’s share of the reported income of associated companies is reported as a proportion of operating income and income taxes.

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

The exchange rates used for the Group’s most significant currencies are shown in the table below.

	Currency	Average exchange rate Jan - Dec			Exchange rate at December 31
Country		2002	2003	2004	2002	2003	2004
USA	USD	9,72	8,09	7,35	8,78	7,25	6,61
Euro	EUR	9,16	9,12	9,13	9,15	9,07	9,00
Brazil	BRL	3,47	2,64	2,51	2,46	2,52	2,48
South Africa	ZAR	0,92	1,07	1,14	1,02	1,10	1,17

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

Tangible fixed assets

Tangible assets are reported after deduction for accumulated depreciation according to plan and after any accumulated write-downs. Depreciation of property, machinery and equipment is based on the acquisition cost of the asset and its estimated useful life. Plant buildings and related land improvements are generally depreciated over periods of 20–50 years, while office properties are generally depreciated over 40-50 years. The estimated useful life for vehicles is normally 5 years and 5–15 years for machinery and equipment.

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

Pensions

Pension liabilities are calculated in accordance with recommendation RR29, Employee Benefits, of the Swedish Financial Accounting Standards Council, which is obligatory as of 2004. This complies with the prevailing international accounting recommendation (IAS 19, Employee benefits). This means that the pension liability is calculated on the basis of such factors as the expected future pay increase and inflation.

Within the Group there are a number of defined-contribution and defined-benefit pension plans, some of them with managed assets in special foundations or similar institutions. The pension plans are financed primarily by payments from the particular Group company and the employees. Independent actuaries compute the magnitude of the commitments attached to each plan and reevaluate the pension plan assumptions each year.

As regards defined-benefit plans, the pension expense is calculated using the Projected Unit Credit Method in a manner that distributes the cost over the employee’s active working life. These assumptions are valued to their present value of the expected future disbursements using a discount rate that corresponds to the interest rate on first class corporate bonds or government bonds with a remaining maturity that approximates the particular commitments. In the Swedish Match consolidated balance sheet, for funded plans, the pension commitments are reported in net form, after deductions for the plans’ managed assets. Funded plans with net assets, that is, assets in excess of commitments, are reported as financial fixed assets. Actuarial gains and losses, outside a 10-percent corridor, are distributed over the employees’ estimated average remaining employment period.

The Group’s payments for defined-contribution plans are reported as a cost during the period during which employees perform the services covered by the fees.

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

Convenience translation to US dollars

The Consolidated Financial Statements as of and for the year ended December 31, 2004 are also presented in US dollars. These amounts are unaudited and presented solely for the convenience of the reader at the rate of USD 1.00 = SEK 6.6687, the Noon Buying Rate on December 31, 2004 of the US Federal Reserve Bank of New York. Such translations should not be construed as representations that the Swedish kronor amounts represent, or have been or could be converted into, US dollars at that or any other rate. The Noon Buying Rate on June 17, 2005, was USD 1.00 = SEK 7.5270.

2. Selling and administrative expenses

Selling expenses include expenses for Research and Development and similar expenses amounting to SEK 99, 100 and 113 million for the years ended December 31, 2002, 2003 and 2004 respectively.

Administrative expenses include costs for auditors’ fees in accordance with the table below:

	2002	2003	2004
Auditing assignments	14	13	13
Other assignments	8	7	0

Total	22	20	13
Other accountants (auditing assignments)	1	1	3

*	Swedish Match’s auditors during 2004 were KPMG, and 2003 and 2002 PriceWaterhouseCoopers.

3. Other operating income and other operating expenses

Included in other operating income are exchange rate gains of SEK 12, 12 and 6 million for the years ended December 31, 2002, 2003 and 2004 respectively.

Included in other operating expenses are exchange rate losses of SEK 13, 19 and 5 million for the years ended December 31, 2002, 2003 and 2004 respectively.

4. Settlement income, UST

The amount pertains to income following settlement with UST, through which Swedish Match received USD 200 million and UST transferred its cigar operation to Swedish Match.

5. Exchange rate differences and other financial items

	2002	2003	2004
Exchange rate difference	4	1	3
Other financial items	(20)	3	(4)

Total	(16)	4	(1)

6. Taxes

Income taxes in 2002, 2003 and 2004 were distributed as follows:

	2002	2003	2004
Current income taxes	(453)	(524)	(1,196)
Deferred income taxes	(190)	(30)	(45)
Other taxes	(5)	(18)	(73)

Total	(648)	(572)	(1,314)

The tax effects of temporary differences which resulted in assets and liabilities in the form of deferred tax for the years as of December 31, 2003 and 2004 are summarized below.

	2003	2004
Loss carryforwards	268	96
Reserve for doubtful receivables	6	11
Restructuring reserves	34	13
Pension and healthcare benefits	79	247
Tax allocation reserves	(397)	(421)
Depreciation in excess of plan	(417)	(417)
Inventory reserves	(60)	(36)
Other	(215)	(167)
Valuation reserves	(136)	(125)

Net deferred income tax liabilities	(838)	(799)

Classified per balance sheet category
Deferred tax assets	245	397
Less tax provisions	(1,083)	(1,196)

Net deferred income tax liabilities	(838)	(799)

The valuation reserve amounting to SEK 125 million pertains to loss carryforwards not assigned value in the amount of SEK 82 million and other temporary deductible differences not assigned value in the amount of SEK 43 million.

At December 31, 2004 the Group had deductible loss carryforwards corresponding to SEK 362 million.

The Group’s deductible tax loss carryforwards expire as follows:

Year	Amount
2005	75
2006	23
2007	14
2008	26
2009	18
2010	10
Thereafter	196

Total deductible tax loss carryforwards	362

The Group’s net earnings were charged with tax of 30.5 percent in 2002, 26.4 percent in 2003 and 41.0 percent in 2004. The difference between the Group’s tax expense and application of the statutory tax rate in Sweden of 28.0 percent is attributable to the items shown in the following table:

	2002	2003	2004
Swedish tax rate	28.0	28.0	28.0
Adjustments for foreign tax rates	2.2	1.1	8.2
Losses that could not be utilized	0.7	1.4	0.8
Non-taxable items	(2.4)	(2.3)	(1.9)
Non-deductible amortization on goodwill	2.0	2.1	1.3
Adjustments for taxes in prior years	(1.2)	(3.6)	0.1
Non-deductible expenses	2.3	0.7	4.3
Other items	(1.1)	(1.0)	0.2

Total	30.5	26.4	41.0

The tax rate for 2004 was adversely affected by major one time items, while major one time items had positive effect on the tax rate for 2003. The major one time item in 2004 was the settlement income from UST, the tax effect with respect to which is included in the adjustment for foreign tax rates above.

7. Intangible fixed assets

Intangible assets as of December 31 included the following:

	Trademarks		Goodwill		Other intangibles assets		Total
	2003	2004	2003	2004	2003	2004	2003	2004
Acquisition value brought forward	2,053	2,026	3,783	3,447	79	120	5,915	5,593
Purchases/Investments	—	—	—	—	27	34	27	34
Companies acquired	—	4	54	44	—	—	54	48
Sales/disposals	—	—	—	—	—	(1)	—	(1)
Reclassifications	—	—	—	4	18	(3)	18	1
Exchange differences, etc.	(27)	1	(390)	(145)	(4)	(1)	(421)	(145)

Accumulated acquisition value carried forward	2,026	2,031	3,447	3,350	120	149	5,593	5,530
Amortization brought forward	(405)	(495)	(1,338)	(1,401)	(27)	(49)	(1,770)	(1,945)
Amortization for the year	(100)	(136)	(212)	(175)	(7)	(11)	(319)	(322)
Sales/disposals	—	—	—	—	—	1	—	1
Reclassifications	—	—	—	0	—	(1)	—	(1)
Exchange differences	10	4	149	71	(15)	1	144	76

Accumulated amortization brought forward	(495)	(627)	(1,401)	(1,505)	(49)	(59)	(1,945)	(2,191)
Write-downs brought forward	—	—	—	—	—	—	—	—
Write-downs for the year	—	—	—	(9)	—	(46)	—	(55)
Reclassifications	—	—	—	(2)	—	2	—	—
Exchange differences	—	—	—	—	—	1	—	1

Write-downs carried forward	—	—	—	(11)	—	(43)	—	(54)

Book value carried forward	1,531	1,404	2,046	1,834	71	47	3,648	3,285

Amortization of intangible fixed assets were charged against administrative expenses in the income statement.

As a result of restructuring and based on the earnings trend in certain areas, asset values were reviewed during 2004. Values in use were computed using a pre-tax discount rate of between 10–16 percent, depending on local risk and interest-rate levels, among other factors. Total write-downs of intangible assets of SEK 55 million were taken in 2004. These write-downs were charged to cost of goods sold in the income statement. The write-downs are not expected to be deductible for tax purposes.

8. Tangible fixed assets

Tangible fixed assets as of December 31 included the following:

	Building and land*		Machinery and other plant		Equipment, tools and installations		Current new construction		Total
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Acquisition value brought forward	1,815	1,920	3,011	3,174	439	524	599	143	5,864	5,761
Purchases/ Investments	62	91	274	111	53	95	162	189	551	486
Companies acquired	3	18	—	3	2	—	—	—	5	21
Sales/disposals	(17)	(42)	(56)	(63)	(27)	(29)	—	(2)	(100)	(136)
Reclassifications	284	3	225	119	62	(36)	(589)	(87)	(18)	(1)
Exchange differences	(227)	(98)	(280)	(100)	(5)	(16)	(29)	(20)	(541)	(234)

Accumulated acquisition value carried forward	1,920	1,892	3,174	3,244	524	538	143	223	5,761	5,897

Depreciation brought forward	(690)	(673)	(1,960)	(1,941)	(253)	(279)	(3)	11	(2,906)	(2,882)
Depreciation for the year	(77)	(46)	(214)	(228)	(55)	(58)	—	—	(346)	(332)
Companies acquired	—	—	—	—	(1)	—	—	—	(1)	—
Sales/disposals	6	24	55	60	25	26	—	—	86	110
Reclassifications	(1)	—	—	(25)	—	26	—	—	(1)	1
Exchange differences	89	41	178	61	5	7	14	12	286	121

Accumulated depreciation carried forward	(673)	(654)	(1,941)	(2,073)	(279)	(278)	11	23	(2,882)	(2,982)
Write-downs brought forward	(13)	(11)	(7)	(6)	—	—	—	—	(20)	(17)
Write-downs for the year	—	(131)	—	(84)	—	(4)	—	(1)	—	(219)
Sales/disposals	—	—	—	(6)	—	—	—	—	—	(6)
Exchange differences	2	11	1	6	—	—	—	—	3	17

Accumulated write-downs carried forward	(11)	(131)	(6)	(90)	—	(4)	0	(1)	(17)	(225)

Book value carried forward	1,236	1,107	1,227	1,081	245	256	154	246	2,862	2,690

*	Buildings and land includes land at a book value of SEK 361 million as of December 31, 2003 and SEK 329 million as of December 31, 2004.

At fiscal year-end, the Company has commitments to acquire tangible fixed assets at a value of SEK 4 million. Based on the earnings trend in certain areas, asset values were reviewed during 2004. Values in use were computed using a pre-tax discount rate between 10-16 percent, depending on local risk and interest-rate levels, among other factors, write-downs of tangible assets of SEK 219 million were taken in 2004. These write-downs were charged to cost of goods sold in the income statement. The write-downs are not expected to be deductable for tax purposes.

The tax assessment value as of December 31 for property estate in Sweden is indicated below:

	2003	2004
Buildings	302	274
Land	16	20

Total assessed tax value for property in Sweden	318	294

Depreciation on tangible assets has been allocated under the following headings in the income statement:

	2002	2003	2004
Cost of goods sold	(208)	(233)	(224)
Selling expenses	(32)	(35)	(38)
Administrative expenses	(84)	(78)	(70)

Total	(324)	(346)	(332)

9. Shares and participations

Participations in associated companies and other shares included in financial fixed assets as of December 31 are in accordance with the following:

	2003		2004
	Ownership value, %	Book value	Ownership value, %	Book value
Arnold André GmbH & Co. KG	40	79	40	75
P.T. Jamafac	40	48	40	42
Other associated companies		7		8

Total shares in associated companies		134		125
Other shares and participations		11		10

Total shares and participations		145		135

Within the framework of normal business, Swedish Match carries out transactions with associated companies. Receivables from these companies totaled SEK 54 million as of December 31, 2002, SEK 30 million as of December 31, 2003 and SEK 24 million as of December 31, 2004. Total sales to associated companies amounted to SEK 133, 147 and 141 million for the years ended December 31, 2002, 2003 and 2004 respectively.

The following movements in shares in associated companies and other shares occurred in 2003 and 2004, respectively:

	2003	2004
Amount brought forward from preceding year	148	145
Writedowns of shares in other companies	(2)	0
Share in earnings of associated companies, net after tax	18	3
Dividends from associated companies	(16)	(12)
Exchange rate differences	(3)	(1)

Closing balance	145	135

10. Deferred tax assets

Deferred tax assets changed during 2003 and 2004 as shown in the table below:

	2003	2004
Opening balance from preceding year	206	245
Changes in deferred tax assets	69	165
Exchange rate differences	(30)	(13)

Closing balance	245	397

11. Long-term receivables

Long-term receivables changed during 2003 and 2004 as shown in the table below:

	2003	2004
Opening balance from preceding year	252	226
Changes in long-term receivables	12	(36)
Change in pension receivables	—	53
Exchange rate differences	(38)	(15)

Closing balance	226	228

12. Inventories

Inventories as of December 31 consist of the following items after deductions for obsolescence:

	2003	2004
Finished goods	800	766
Work in progress	124	144
Leaf tobacco	1,610	1,399
Other input and consumable materials	254	245
Reserve for obsolescence	(112)	(78)

Total inventories	2,676	2,476

Of which, reported at net sales value		78

The reserve for obsolescence changed during the year as shown below:

Reserve for obsolescence	2003	2004
Balance brought forward	(108)	(112)
Provision during the year	(50)	(41)
Withdrawal during the year	25	52
Write-off and other	21	23

Closing balance	(112)	(78)

13. Reserve for bad debts

Reserve for bad debts as of December 31 consists of the following:

	2003	2004
Balance brought forward	(111)	(111)
Provision during the year	(42)	(29)
Recovery during the year	24	19
Write-off during the year	10	19
Exchange rate difference	8	3

Closing balance	(111)	(99)

14. Liquid funds

Liquid funds consist of short-term investments in the form of interest-bearing securities and cash and bank balances in accordance with the following:

	2003	2004
Short-term investments
Treasury bills	616	392
Bank certificates	149	429
Mortgages certificates	398	755
Mortgages bonds	—	166
Government bonds	—	61
Other financial investments	6	12

	1,169	1,815

Cash and bank
Bank accounts and cash	1,412	1,102
Investment loans in banks	85	85

	1,497	1,187

Total liquid funds	2,666	3,002

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

During the year of 2002 7,995,000 shares were repurchased at an average price of SEK 69.00. As a result of the repurchase and after cancellations, Swedish Match held 19,591,000 shares at year end 2002, equal to 5.4 percent of the Company’s shares. At December 31, 2002, the total number of shares outstanding, net after repurchase, amounted to 342,005,181, a decrease of 2.3 percent during the year.

During the year of 2003 15,276,727 shares were repurchased at an average price of SEK 62.83. As a result of the repurchase and after cancellations, Swedish Match held 23,263,000 shares at year end 2003, equal to 6.6 percent of the Company’s shares. At December 31, 2003, the total number of shares outstanding, net after repurchase, amounted to 328,333,181, a decrease of 4.0 percent during the year.

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

At the Annual General Meeting in April 2004 approval was given that a dividend of SEK 1.70 (1.60) be distributed to shareholders, which corresponds to a total of SEK 558 (535) million based on the number of shares outstanding at year-end.

Swedish Match’s share capital as of December 31, 2004 is distributed among 336,596,181 shares with a par value of SEK 2.40 per share. Each share carries one vote. Through repurchases and after share cancellations, the Company owns 15,079,288 shares, and the net total of shares outstanding, accordingly, amounts to 321,516,893.

At the Annual General Meeting in April 2005 approval was given that a dividend of SEK 1.90 (1.70) be distributed to shareholders, which corresponds to a total of SEK 612 (558) million based on the number of shares outstanding at year-end.

Shareholders’ equity includes accumulated translation differences as follows:

	2002	2003	2004
Opening balance	(278)	(745)	(861)
Translation differences	(467)	(116)	(89)

Closing balance	(745)	(861)	(950)

The translation difference was reduced by currency hedging of shareholders’ equity amounting to SEK (280), (61) and 22 million in 2002, 2003 and 2004 respectively.

According to the Swedish Companies Act, dividends are limited to the lower of unrestricted equity according to the consolidated balance sheet and the parent company’s balance sheet after recommended appropriations to restricted equity.

16. Pensions and similar commitments

Obligations relating to employee benefits after the termination of employment as of December 31, 2004 in the balance sheet consist of the following:

Net liabilities
Defined-benefit plans	313
Post-employment medical benefits	327
Other long-term benefits	99

Provisions for pensions and similar obligations	739

The Group has defined-benefit pension plans in a number of subsidiaries through which the employees are entitled to benefits following the termination of employment based on their pensionable income and the number of service years. The largest plans are in the U.S., U.K., Netherlands, Belgium, Ireland and Sweden. The Group’s plans represent a supplement to each country’s social security system. Healthcare plans primarily cover salaried employees and workers covered by collective agreement in the U.S. These plans provide certain healthcare and life insurance benefits for pensioned personnel.

The table below specifies the net value of defined benefit pension obligations.

	Defined-benefit pensions plans	Post- employment medical benefits
Present value of funded obligations	2,087	—
Fair value of plan assets	(1,858)	—

Deficit, net	229	—

Present value of unfunded obligations	47	339
Unrecognized actuarial losses, net	(12)	(16)
Unrecognized service cost	0	4

Net liability in the balance sheet	264	327

Amounts in the balance sheet
Liabilities	313	327
Assets	(49)	—

Net liability in the balance sheet	264	327

The amounts reported in the income statement or in notes for the year ended December 31, 2004, consist of the following:

	Defined-benefit pensions plans	Post- employment medical benefits
Current service costs	57	12
Interest on obligation	113	17
Expected return on plan assets	(128)	—
Past service costs	(1)	(1)
Losses (+) or gains (-) on curtailments and settlements	4	—

Net expense reported in the income statement	45	28

The expenses for defined benefit plans are reported for the year ended December 31, 2004, under the following headings in the income statement:

	Defined-benefit pensions plans	Post- employment medical benefits
Cost of goods sold	14	8
Administrative expenses	18	13
Selling expenses	13	7

Net expense reported in the income statement	45	28

The changes in the net liability reported in the balance sheet as of December 31, 2004, consist of the following:

	Defined-benefit pensions plans	Post- employment medical benefits
Net liability, Jan 1	(75)	276
Effects of changes in accounting principle	325	68

Net liability, Jan 1 restated	250	344
Net expense reported in income statement	45	28
Payment of benefits to employees	(4)	(4)
Employer contributions to plans	(19)	(11)
Employee contributions to plans	(1)	—
Translation differences	(7)	(30)

Net liability, Dec 31	264	327

Significant actuarial assumptions on the closing date (expressed as weighted averages)	Defined-benefit pensions plans	Post- employment medical benefits
Discount rate, %	5.6	6.2
Expected return on plan assets under management, %	7.3	—
Future annual pay increases, %	4.5	5.0
Future annual pension increases, %	2.5	—
Annual increase in medical care expenses, %	—	9.0

The actual return on plan assets in 2004 was SEK 162 million.

Gains and losses resulting from actuarial assumptions, as well as results other than anticipated value changes in plan assets, are computed and distributed over the employee’s remaining employment period when the total gain or loss lies outside the corridor corresponding to 10 percent of the higher of assumed pension obligations or the fair value of plan assets.

Obligations for retirement pension and family pension for salaried personnel and workers covered by a collective agreement in Sweden is secured through insurance in two superannuation funds, PSF and PSA. These funds also cover other employers outside the Swedish Match Group. For the 2004 fiscal year, the company has not had access to the requisite information to report these plans as defined-benefit plans. Thus, the pension plans secured in superannuation funds are reported as defined-contribution plans. As of December 31, both funds reported a minor surplus.

17. Other provisions

Other provisions at December 31, 2004 consist of the following:

	Total provisions	Restructuring provisions	Income tax provisions	Other provisions
Opening balance	664	18	453	193
Provisions	619	4	565	80
Utilization	(75)	(7)	(4)	(68)
Reversals for the year	(4)	(3)	—	(1)
Reclassifications	79	—	—	53
Translation differences	(106)	—	(94)	(12)

Closing balance	1,177	12	920	245

The restructuring reserves pertain mainly to the non-performing part of the past two years’ restructuring of the Group’s cigar operations in regard to severance pay, etc. Most of these provisions will be paid during the next two years.

The tax-related provisions mainly pertain to reserves for taxes in foreign subsidiaries. The timing of outflows of resources is difficult to predict.

Other provisions include allocations for issued discount coupons and for tobacco tax disputes in Sweden.

18. Interest-bearing bond loans/liabilities to credit institutions

The maturity structure of the Group’s long-term interest-bearing liabilities is presented below:

Year	Amount
2006	1,456
2007	300
2008	713
2009	—
2010 and later	90

Total	2,559

Current interest-bearing liabilities	2003	2004
Next year’s amortization of long-term loans	601	879
Bank overdraft facility utilized	36	40
Other current liabilities	209	51

Total current interest-bearing liabilities	846	970

19. Other current liabilities

Other current liabilities as of December 31 consist of the following:

	2003	2004
Tobacco taxes	840	827
Value Added Tax liability	263	249
Other	226	332

Total	1,329	1,408

20. Accrued expenses and deferred income

Accrued expenses and deferred income as of December 31 consist of the following:

	2003	2004
Accrued wage/salary-related expenses	183	139
Accrued vacation pay	72	69
Accrued social security charges	66	77
Other	469	560

Total	790	845

21. Pledged assets

For the Group’s own long-term liabilities:

	2003	2004
Property mortgages	1	1
Inventories	35	33
Receivables	25	22

Total own long-term liabilities	61	56

Other collateral pledged:

	2003	2004
Liquid funds	93	87

Total other collateral pledged	93	87

22. Commitments and contingent liabilities

Operating lease agreements

Future annual minimum charges under the terms of irrevocable operating lease agreements with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

Within one year	98
Later than one year but within five years	802
Later than five years	48

Total minimum lease charges	948

The Group’s leasing expenses for operating lease agreements amounted to SEK 118 million in 2002, SEK 117 million in 2003 and SEK 111 million in 2004.

Future irrevocable minimum lease income for properties that are sublet is distributed in accordance with expiration dates as follows:

Within one year	35
Later than one year but within five years	53
Later than five years	0

Total minimum lease income	88

Rental revenues, own properties

Within the Group are properties which in part are rented externally. At year-end, the properties being rented externally consist of the following:

Accumulated acquisition value, closing balance	373
Accumulated depreciation, closing balance	(136)

Book value, carried forward	237

Depreciation for the year amounts to SEK 13 million.

Future irrevocable minimum lease income for own properties that are leased externally is distributed in accordance with expiration dates as follows:

Within one year	33
Later than one year but within five years	115
Later than five years	131

Total minimum lease income	279

The Group’s rental revenues from own properties in 2004 amounted to SEK 36 million.

Contingent liabilities

	2003	2004
Guarantees to subsidiaries	158	224
Guarantees to external companies	3	2
Other guarantees and contingent liabilities	280	185

Total contingent liabilities	441	411

Guarantees to subsidiaries pertain to undertakings on behalf of the companies above and beyond the amounts utilized and entered as liabilities in the companies. Other contingent liabilities pertain in part to guarantees placed vis-à-vis government authorities for Group companies’ fulfillment of undertakings in connection with import and payment of tobacco taxes.

Option on minority shares in General Cigar

There is an agreement with the minority shareholders of General Cigar concerning put and call options on the minority’s holdings. The options can be exercised over the period 2004–2006. Valuation of the shares in connection with the exercise of put options is determined on the basis of the company’s earnings, at certain minimum levels.

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

During the year, a final decision was served in favor of Pinkerton Tobacco Company and other defendants in legal proceedings in Minnesota, in which the plaintiff claimed that chewing tobacco caused the death of her husband. In addition, subsidiaries in Swedish Match in the U.S. are defendants in cases in which it is claimed that the use of tobacco products caused health problems. Pinkerton Tobacco Company (subsidiary of Swedish Match North America, Inc.) is named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is unclear whether any of the plaintiffs intends to pursue their claims separately against Pinkerton. Swedish Match North America Inc. and Pinkerton Tobacco Company are named as defendants in a class-action suit filed in Florida in November 2002 against several different companies active in the American market for smokeless tobacco and their joint interest association. Swedish Match has been granted an unlimited time extension for its reply. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, it holds the view that there are good defenses against all the claims and each case will be defended vigorously.

The Supreme Court in India has ordered Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd. In accordance with the ruling, the price per share shall be not less than 35 INR plus annual interest from January 27, 2001. Swedish Match has requested the Supreme Court to clarify the rate of interest to be applied and which shareholders are entitled to interest. Swedish Match has made provision of SEK 90 million to cover a write-down of the value of the shares that will be acquired according to the order and expenses in connection with the acquisition.

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

Acquisitions of subsidiaries in 2004

In 2004, subsidiaries were acquired for a total of SEK 53 million, including minority shares in already partly owned subsidiaries. For these companies taken as a whole, the total value of acquired assets and liabilities, purchase sums, and the impact on the Group’s liquid funds were as follows:

Tangible fixed assets	1
Intangible fixed assets	44
Inventories	7
Trade receivables	1
Change in liability to minorities	17
Accounts payable	(3)
Loans in acquired operations	(5)
Other assets/liabilities, net	(9)

Purchase price paid	53

Cash and bank balances in acquired companies	0

Effect on the Group’s liquid funds	53

Divestment of subsidiaries in 2004

In 2004, subsidiaries were divested for a total of SEK 117 million and the impact on the Group’s liquid funds were as follows:

Tangible fixed assets	6
Inventories	80
Trade receivables	36
Accounts payable	(9)
Other assets/liabilities, net	4

Purchase price received	117

Cash and bank balances in divested companies	0

Effect on the Group’s liquid funds	117

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

Interest paid and dividends

Interest payments amounted to SEK 330 million in 2002, SEK 283 million in 2003 and SEK 283 million in 2004. Interest received amounted to SEK 95 million in 2002, SEK 249 million in 2003 and SEK 85 million in 2004.

Dividends received from associated companies amounted to SEK 8 million in 2002, SEK 16 million in 2003 and SEK 12 million in 2004.

24. Financial instruments

Operations

As a result of its international operations, Swedish Match is exposed to financial risks. The term “financial risks” refers to fluctuations in Swedish Match’s cash flow caused by changes in foreign exchange rates and interest rates, and to risks associated with refinancing and credit.

To manage its financial risks, Swedish Match has a finance policy established by the Board of Directors. The Group’s finance policy comprises a framework of guidelines and rules governing the management of financial risks and finance operations in general. Responsibility for the Group’s financing, financial risk management and other finance-related matters is mainly centered in the Parent Company’s Treasury Department. The Swedish Match Group’s financial operations are centralized to exploit advantages of scale and synergy effects and to minimize operating risks.

Financial instruments

Swedish Match uses various types of financial instruments to hedge the Group’s financial exposure that arises in business operations and from the Group’s financing and asset and debt management activities. In addition to loans, investments and spot instruments, derivative instruments are also used to reduce Swedish Match’s financial exposure. The most frequently used derivative instruments are currency forwards, currency swaps and interest rate swaps.

Currency risks

Exchange rate fluctuations affect Group earnings and shareholders’ equity in various ways:

•	Earnings – when sales revenues and production costs are denominated in different currencies (transaction exposure)

•	Earnings – when the earnings of foreign subsidiaries are translated to SEK (translation exposure)

•	Shareholders’ equity – when the net assets of foreign subsidiaries are translated to SEK (translation exposure)

Transaction exposure

For the Group as a whole, there is a balance between inflows and outflows in the major currencies EUR and USD, which limits the Group’s transaction exposure.

Such transaction exposure as exists arises when certain of the Group’s production units in South Africa and Europe make purchases of raw tobacco in USD, and through the European operations’ exports of lighters and matches in USD.

The anticipated commercial currency flow after net calculation of the reverse flows in the same currencies (transaction exposure) amounts to approximately SEK 391 million on an annualized basis.

Swedish Match’s policy for managing the Group’s transaction exposure is to hedge inward and outward flows in foreign currency within certain frameworks. The hedging transactions are initiated via currency forward contracts with durations of up to 12 months and related to projected currency flows. On December 31, 2004, approximately 15 percent of net exposure for 2005 was currency hedged as follows:

Bought/Sold	Amount*	Currency	Countervalue in SEK
Sold	4	EUR	40
Sold	1	GBP	13

		Total	53

*	Currency in millions

Translation exposure

The most significant effect of currency movements on consolidated earnings arises from the translation of subsidiaries’ earnings. Earnings in Group companies are translated into average exchange rates. Significant effects mainly pertain to USD, EUR, the Brazilian real (BRL) and the South African rand (ZAR). The single most important currency is the USD.

When the net assets of foreign subsidiaries are translated to SEK, translation differences arise that are entered directly under shareholders’ equity. Swedish Match does not, as a rule, hedge shareholders’ equity in foreign subsidiaries. During the year, however, most of the shareholders’ equity in one of the Group’s US units was hedged.

Interest-rate risk

The Swedish Match Group’s sources of financing mainly comprise shareholders’ equity, cash-flow from current operations and borrowing. Interest-bearing loans result in the Group being exposed to interest-rate risk. Changes in interest rates have a direct impact on Swedish Match’s net interest expense.

Swedish Match’s policy is that the average maturity period should not exceed 12 months. The major portion of the Group’s borrowing was originally assumed at a fixed interest rate but subsequently converted to a floating rate by means of interest rate swaps. How rapidly a permanent change of interest rate impacts on net interest expense depends on the interest maturity periods of the loans. On December 31, 2004, the average interest maturity period for Group loans was 2.4 months, with interest rate swaps taken into account.

Refinancing risk and liquidity

Refinancing risk is defined as the risk of not being able to make regular payments as a consequence of inadequate liquidity or difficulty in raising external loans. Swedish Match tries to create both financial stability and flexibility in connection with its borrowing, and not to be dependent on individual sources of financing.

Swedish Match has a syndicated bank credit facility of EUR 250 million, with final maturity in 2008. This was unutilized at year-end. The credit facility includes a borrowing restriction – or covenant – that operating income after financial items plus interest expense, divided by interest expense (interest coverage ratio) must amount to at least 3.0. At December 31, 2004, the interest coverage ratio was 13.1.

At year-end 2004, available cash funds and committed credits amounted to SEK 5,253 million. Of this amount, confirmed credit lines amounted to SEK 2,251 million and the remaining SEK 3,002 million consisted of liquid funds.

Most of Swedish Match’s medium-term financing consists of a Swedish medium term note program with a limit of SEK 4,000 million, and a global medium-term note program with a limit amount of EUR 1,000 million. The programs are uncommitted borrowing programs and their availability could be limited by the Group’s creditworthiness and prevailing market conditions. At December 31, 2004, a total of SEK 1,423 million of the Swedish program and SEK 1,763 million of the global program had been utilized.

The average maturity structure of the Group’s borrowing at December 31, 2004 amounted to 1.9 years. Swedish Match’s sources of loans and their maturity profiles are distributed as follows:

	Swedish MTN	Global MTN	Other loans	Total
2005	500	129	341	970
2006	0	1,454	2	1,456
2007	300	0	0	300
2008	623	90	0	713
2009	0	0	0	0
2010-	0	90	0	90

Total	1,423	1,763	343	3,529

Under the Swedish bond program, Swedish Match issued bonds in SEK, and under the global program, in EUR. During 2004, Swedish Match repurchased bonds for EUR 120 million under the global bond program. Borrowing in EUR is currency hedged through currency swaps and currency interest rate swaps. The average interest rates for outstanding borrowing (including derivative instruments) on December 31, 2004 amounted to:

Percent	2003	2004
Swedish MTN	3.9	3.2
Global MTN	4.9	5.4
Öther loans*	7.3	5.1

*	Apart from loans in the Parent Company, relates mainly to loans in India and Turkey.

Liquidity risks and credit risks

To limit liquidity and credit risks, investments and transactions in derivative instruments may be made only in instruments with high liquidity and with counterparties who have high credit ratings. In addition to bank accounts, Swedish Match invests surplus funds mainly in government bonds, treasury bills and bank and mortgages certificates, as well as in certain approved securities with approved counterparties. At December 31, 2004, the average fixed-interest term for Group investments was approximately 2.6 months.

The Group’s finance policy regulates the maximum credit exposure to various counterparties. The aim is that counterparties to Swedish Match in financial transactions should have a credit rating of at least A from Standard & Poor’s or Moody’s.

To reduce the credit risk in receivables that arise at banks via derivative instruments, Swedish Match has entered into netting agreements, known as ISDA Master Agreements, with all of its counterparties. At December 31, 2004, credit exposure in derivative instruments amounted to SEK 199 million.

Swedish Match has no concentration of credit risks in accounts receivable.

Credit ratings

At December 31, 2004, Swedish Match had the following credit ratings from Standard & Poor’s and Moody’s Investor Service

	Standard & Poor’s	Moody’s
Long-term rating:	A-	A3
Outlook:	Stable	Stable

Fair value

The table below shows book value (incl. accrued interest) and fair value for each type of interest-bearing financial instrument at December 31, 2004. Trade receivables and accounts payable are reported at fair value and have not been included in the table. The estimated fair value is based on market prices on the closing date. Loans have a market value based on the current interest on remaining time to maturity, original credit spread and present value computation of future cash flow. The values presented are indicative and may not necessarily be realized.

	2003		2004
	Book value	Estimated fair value	Book value	Estimated fair value
Short-term investments
Treasury bills	621	622	394	394
Bank certificates	150	150	429	429
Mortgages certificates	399	399	759	759
Mortgages bonds	—	—	170	169
Government bonds	—	—	62	62
Other financial investments	6	6	12	12

Total	1,176	1,177	1,826	1,825

Long-term loans
Fixed interest	(3,763)	(3,984)	(2,327)	(2,471)
Floating interest	(1,022)	(1,021)	(438)	(439)

Total	(4,785)	(5,005)	(2,765)	(2,910)

Short-term loans
Fixed interest	(560)	(565)	(309)	(314)
Floating interest	(308)	(307)	(672)	(672)

Total	(868)	(872)	(981)	(986)

Derivative instruments
Currency forwards	4	5	1	0
Currency swaps	239	263	(15)	(16)
Interest rate swaps	234	252	198	225

Total	477	520	184	209

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

No sales are transacted between the different product areas.

The tables below summarize selected information by product area:

External sales	2002	2003	2004
Snuff	2,788	2,995	3,081
Chewing tobacco	1,333	1,146	1,058
Cigars	3,318	3,008	3,171
Pipe tobacco and accessories	843	909	901
Matches	1,648	1,395	1,378
Lighters	700	599	582
Other operations	3,013	2,984	2,836

Total	13,643	13,036	13,007

Income	2002	2003	2004
Snuff	1,233	1,386	1,373
Chewing tobacco	406	336	304
Cigars	472	393	466
Pipe tobacco and accessories	164	201	220
Matches	221	83	(57)
Lighters	56	14	7
Other operations	(181)	(189)	(224)

Subtotal	2,371	2,224	2,089
Settlement income*	—	—	1,521
Match impairment charges**	—	—	(150)
Provision for acquisition of shares in Wimco Ltd**	—	—	(90)

Operating income	2,371	2,224	3,370

Non-allocated costs and revenues
Interest income	108	229	103
Interest expense	(337)	(283)	(266)
Other financial items	(16)	4	(1)
Taxes	(648)	(572)	(1,314)
Minority shares	(49)	(44)	(64)

Net income	1,429	1,558	1,828

*	In 2004, the Group’s operating income was affected by settlement income from UST of SEK 1,521 million.
**	In 2004, operating income for Matches was affected by the impairment charges of SEK 150 million and provision for the acquisition of shares in Wimco Ltd of SEK 90 million.

Profit participations in associated companies for the year amounted to SEK 11, 7 and (3) million for the years ended December 31, 2002, 2003 and 2004 respectively for Cigars and SEK 11, 13 and 2 million for the years ended December 31, 2002, 2003 and 2004 respectively for Matches and SEK 0, 0 and 1 million for the years ended December 31, 2002, 2003 and 2004 respectively for Snuff and SEK 0, 0 and 1 million for the years ended December 31, 2002, 2003 and 2004 respectively for Lighters.

	Assets		Liabilities, shareholders’ equity and minority interests
Assets and liabilities	2003	2004	2003	2004
Snuff	1,558	1,642	401	513
Chewing tobacco	398	396	88	235
Cigars	5,391	5,045	560	927
Pipe tobacco and accessories	1,244	1,227	139	281
Matches	1,466	1,197	294	410
Lighters	483	459	137	202
Other operations	1,116	823	1,219	1,167
Non-allocated assets/liabilities	3,446	3,832	7,657	6,055
Minority interests and shareholders’ equity	—	—	4,607	4,831

Total	15,102	14,621	15,102	14,621

Equity shares in associated companies amounted to SEK 79 and 75 million per December 31, 2003 and 2004 respectively for Cigars. Equity shares in associated companies amounted to SEK 48 and 42 million per December 31, 2003 and 2004 respectively for Matches. Equity shares in associated companies amounted to SEK 7 and 7 million per December 31, 2003 and 2004 respectively for Lighters.

	Tangible fixed assets			Intangible fixed assets
Investments	2002	2003	2004	2002	2003	2004
Snuff	424	219	242	1	3	—
Chewing tobacco	42	23	18	—	—	—
Cigars	169	193	128	13	49	45
Pipe tobacco and accessories	20	15	28	—	20	—
Matches	58	81	36	10	3	18
Lighters	21	11	17	—	—	14
Other operations	17	9	18	8	6	1

Total	751	551	487	32	81	78

	Tangible fixed assets			Intangible fixed assets
Depreciation and amortization	2002	2003	2004	2002	2003	2004
Snuff	56	71	95	17	18	46
Chewing tobacco	41	29	24	—	—	—
Cigars	111	111	113	203	177	169
Pipe tobacco and accessories	9	13	15	53	58	58
Matches	60	80	51	34	39	35
Lighters	35	29	26	6	11	7
Other operations	12	13	8	14	16	7

Total	324	346	332	327	319	322

Secondary segments – geographic areas

The Group’s operations are primarily conducted in four geographic areas. The sales figures relate to the geographic area where the customer is domiciled. Assets and investments are reported where the asset in question is located. Non-allocated assets and liabilities are mainly assigned to financial items and taxes.

Sales outside the Group	2002	2003	2004
Nordic region	4,683	4,874	5,087
Europe excluding Nordic region	2,214	2,076	1,912
North America	4,688	4,135	4,036
Other areas	2,058	1,951	1,972

Total sales outside the Group	13,643	13,036	13,007

Assets	2003	2004
Nordic region	3,321	3,282
Europe excluding Nordic region	2,065	1,844
North America	4,224	3,878
Other areas	2,046	1,785
Undivided assets	3,446	3,832

Total assets	15,102	14,621

	Tangible fixed assets			Intangible fixed assets
Investments	2002	2003	2004	2002	2003	2004
Nordic region	420	253	245	17	5	19
Europe excluding Nordic region	124	68	84	2	42	58
North America	136	172	112	—	—	—
Other areas	71	58	46	13	34	1

Total investments	751	551	487	32	81	78

26. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles

The accounts of Swedish Match are prepared in accordance with Swedish accounting principles (“Swedish GAAP”). Swedish Match issues certain financial information prepared in accordance with American accounting principles (US GAAP) and files a report each year (Form 20-F) with the US Securities and Exchange Commission (SEC), which includes additional information about Swedish Match’s business activities in accordance with established rules.

A summary of the effects on the Group’s income and shareholders’ equity due to the application of US GAAP is presented in the tables below:

For the years ended December 31

In millions	Note	2002 SEK	2003 SEK	2004 SEK
Reconciliation of net income

Net income in accordance with Swedish GAAP		1,429	1,558	1,828
Items that increase or reduce net income
Reporting of goodwill, etc.	a	191	211	174
Restructuring expenses	b	(29)	—	—
Sale-leaseback of properties	c	(24)	6	7
Derivative instruments	d	126	(99)	(2)
Pensions	e	(9)	(25)	(36)
Other	f	21	22	2
Tax effects of the above US GAAP adjustments		(38)	7	(8)

Net income in accordance with US GAAP, before cumulative effect of revised accounting principle		1,667	1,680	1,965
Cumulative effect of revised accounting principle	a	(206)	—	—

Net income in accordance with US GAAP		1,461	1,680	1,965

Earnings per share under US GAAP before cumulative effect of revised accounting principle
Basic		4.79	5.05	6.03
Diluted		4.75	5.03	6.01

Cumulative effect per share of revised accounting principle
Basic		(0.60)	—	—
Diluted		(0.59)	—	—

Earnings per share in accordance with US GAAP
Basic		4.19	5.05	6.03
Diluted		4.16	5.03	6.01

As of December 31

In millions	Note	2003 SEK	2004 SEK
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Swedish GAAP		4,010	4,358

Items that increase/reduce shareholders’ equity
Reporting of goodwill, etc.	a	1,776	1,929
Restructuring expenses	b	(34)	(31)
Sale-leaseback of properties	c	(284)	(277)
Derivative instruments	d	27	25
Pensions	e	(81)	231
Other	f	64	62
Tax effects of the above US GAAP adjustments		43	(66)

Shareholders’ equity in accordance with US GAAP		5,521	6,231

a)	Reporting of goodwill, etc.

At December 31, 1995, Swedish Match was owned by the Volvo Group, which acquired Swedish Match AB in two stages, November 1993 and June 1994, whereby the purchase method was applied in reporting the transactions.

US GAAP requires that “push down” accounting be applied for the independent annual reports of wholly owned subsidiaries if more than 95 percent of the voting securities are acquired in a purchase transaction. Consequently, the adjustments made in accordance with the purchase method by Volvo, pertaining to Swedish Match, began being reported for US GAAP purposes by Swedish Match in June 1994. Total gross value of goodwill which, according to the above, was transferred to Swedish Match in 1994 amounted to SEK 6,158 million. Adjustments for property, machinery and equipment amounted to SEK 119 million.

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

According to Swedish accounting principles, goodwill is to be amortized in a systematic manner over its useful life. The useful life for goodwill is always limited. In accordance with US accounting principles FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have indefinite useful lives may no longer be subject to amortization. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. The company has determined that trademarks and other intangible assets in the company have thereby been deemed to have a definite useful life. As a consequence, the goodwill amortizations made since 2002, in accordance with Swedish accounting principles, for 2002 SEK 208 million, for 2003 SEK 212 million and for 2004 175 MSEK were reversed for US GAAP purposes. According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with US GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations was calculated as the present value of the estimated future cash flows that the operations were expected to give rise to. This write-down was, in accordance with US GAAP, reported as a cumulative effect of accounting changes, and thus was charged to income for 2002. The goodwill impairment test performed during 2003 did not result in any impairment write-down. In 2004, an impairment charge of SEK 9 million was recorded for US GAAP as well as Swedish GAAP. According to Swedish accounting principles, performance-based contingent purchase price consideration is recorded as additional purchase price. According to US GAAP such contingent consideration in some cases shall be expensed as compensation for services performed. Contingent consideration of SEK 16 million was expensed under US GAAP in 2002.

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

SFAS 146 nullifies EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. All restructuring activities initiated prior to January 2003 continue to be accounted for in accordance with EITF 94-3 under US GAAP. In 2003 the company did not have any restructuring charges.

Certain costs for reorganization reserves, related to acquisitions prior to 2002, which pertain to the acquiring company are included in the goodwill amount in the consolidated balance sheet in accordance with Swedish accounting principles. In accordance with US GAAP, these costs have been expensed since they were not associated with the acquired company.

c)	Sale-leaseback of properties

In 1998 and 2002, the Group sold property and is now leasing back the same property in accordance with leasing agreements, which according to Swedish accounting principles is classified as operating leases. As Swedish Match has an option to repurchase this property, the sales are, in accordance with US GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. The capital gain that arose in 2002 amounted to SEK 27 million, and the capital gain in 1998, under Swedish GAAP, was SEK 266 million. Under US GAAP, the property remains in the books of the company and depreciation continues to be recorded.

This adjustment comprises the following components as of December 31:

	2003	2004
Buildings	610	610
Less accumulated depreciation	(144)	(160)
Buildings, net	466	450

Prepaid expenses	(14)	(14)

Finance obligation	737	713
Equity adjustment	(284)	(277)

d)	Derivative instruments

Under Swedish GAAP, the company has applied hedge accounting. Since the company does not fulfil the requirements under US GAAP for hedge accounting, changes in the fair value of the derivative instruments are reported in the income statement.

e)	Provisions for post-employment benefits

Effective January 1, 2004, pensions and post-retirement benefits are accounted for by the Group in accordance with RR 29, Employee benefits, which in all material respects is similar to International Accounting Standard 19. Prior to 2004, the Group calculated periodic pension cost and liability and post-retirement cost and liability using the local laws and accounting principles of each country. Under US GAAP, pensions and post-retirement benefits are accounted for in accordance with SFAS 87, Employers Accounting for Pensions and SFAS 106 Employers Accounting for Post-retirement Benefits Other than Pensions. Under RR 29, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as US GAAP SFAS 87 and SFAS 106, using the projected unit credit method. However, some significant differences exist between Swedish and US GAAP:

•	Swedish GAAP, RR 29, was implemented effective January 1, 2004 with a transition amount taken directly to equity in accordance with Swedish accounting principles. SFAS 87 and SFAS 106 was implemented much earlier. The difference in implementation dates causes a significant difference in accumulated actuarial gains and losses, where the accumulated actuarial gains and losses under Swedish GAAP were set to zero as of the implementation date of RR 29, whereas under US GAAP the accumulated actuarial gains and losses have been accumulating since the implementation dates for those standards.

•	Under US GAAP an additional liability (minimum liability) should be recognised when the accumulated benefit obligation exceeds the fair value of the plan assets, and this excess is not covered by the liability recognised in the balance sheet. If a minimum liability is recognized an equal amount is recognized as an intangible asset, provided that the asset recognized shall not exceed the amount of unrecognized prior service cost, any excess shall be reported in other comprehensive income. Such “minimum liability” is not required under Swedish GAAP.

•	Under Swedish GAAP, the past service costs resulting from plan amendments are recognised immediately if vested or amortised until vested. Under US GAAP, past service costs are generally recognised over the average remaining service life of the plan participants.

•	Under Swedish GAAP the expected return on plan assets is based on actual market values while US GAAP allows an expected return on assets based on market-related values.

•	Alecta, the Swedish insurance company, announced its decision in 2000 to repay pension contributions to its policyholders, including Swedish Match. In accordance with Swedish GAAP, the cash payments and discounted present values of future premium reductions were booked as income during 2000. In accordance with US GAAP, only cash payments are recorded as income, while future premium reductions will be recorded as income when they are utilised.

The adjustments in the US GAAP reconciliation represents a combination of the above differences.

f)	Other

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

	Reported in accordance with Swedish GAAP		Restated values in accordance with US GAAP
	2003	2004	2003	2004
Fixed assets	7,126	6,735	9,660	9,297
Current assets	7,976	7,886	6,531	6,515

Total assets	15,102	14,621	16,191	15,812

Shareholders’ equity	4,010	4,358	5,521	6,231
Minority interests	597	473	27	7
Provisions	2,119	3,111	1,745	2,397
Long-term liabilities	4,601	2,580	5,207	3,213
Current liabilities	3,775	4,099	3,691	3,964

Total liabilities and shareholders’ equity	15,102	14,621	16,191	15,812

Supplementary US GAAP information

Consolidated Statement of Comprehensive Income

Components of comprehensive income consist of the following:

	2002	2003	2004
Net income under Swedish GAAP	1,429	1,558	1,828
Other comprehensive income
Currency translation differences	(467)	(116)	(89)

Comprehensive income under Swedish GAAP	962	1,442	1,739

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

Change in short-term loans comprises the following:

	2002	2003	2004
Short-term loans, borrowings	152	57	60
Short-term loans, repayments	(457)	(76)	61
Net change in short-term loans maturing within 3 months or less	(34)	(16)	(3)

	(339)	(35)	118

Recently issued accounting pronouncements

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006. Swedish Match does not expect this standard to have a material impact on its financial statements.

SFAS 123R provides two tentative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date’s fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. Swedish Match does not expect this standard to have a material impact on its financial statements.

In November 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Swedish Match does not expect this standard to have a material impact on its financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Swedish Match does not expect this standard to have a material impact on its financial statements.

In March 2005, the FASB issued FASB Interpretation No.47, Accounting for Conditional Asset retirement Obligations (FIN 47). FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and (or) method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the liability can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligation, is effective no later than the end of fiscal years ending after December 15, 2005. Swedish Match is evaluating FIN 47 for any impact on its financial statements from the original 2003 adoption of SFAS No. 143.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005.

27. Personnel

The average number of employees in 2003 was 45 for the Parent Company and 15,115 for the Group. For 2004 the numbers were 47 and 15,039 respectively.

Wages, salaries, other remuneration and social welfare expenses are summarized below:

	2003			2004
	Salaries and other compensation	Social welfare costs (of which pension costs)		Salaries and other compensation	Social welfare costs (of which pensions costs)
Parent Company	46	25	(8)	55	34	(13)
Subsidiaries	1,725	620	(104)	1,671	583	(104)

The Group	1,771	645	(112)	1,726	617	(117)

Wages, salaries and other remuneration by country and between members of the Board, etc., and other employees are summarized below:

	2003			2004
	Board and CEO (of which bonuses etc. and similar)		Other employees	Board and CEO (of which bonuses etc. and similar)		Other employees
The Parent Company

Sweden	14	(2)	32	22	(4)	33

Subsidiaries

Australia	3	(0)	15		—	17
Belgium		1	91		—	84
Brazil	3	(1)	32	4	(1)	32
Bulgaria		—	3		—	3
China		—	13		1	13
Dominican Republic		—	121		—	99
France		—	29		—	30
Germany		1	20		1	17
Honduras		—	33		—	43
Hungary		—	14		—	12
India		1	55		1	53
Indonesia		—	13		—	14
Ireland		1	12		1	13
Netherlands		4	172		4	150
Philippines		—	7		—	7
Portugal		—	5		—	5
South Africa		—	62		—	65
Spain		—	47		—	36
Sweden	4	(1)	357	4	(0)	361
Switzerland		2	3	5	(1)	2
Turkey		—	22		—	20
United Kingdom		3	43		—	38
United States	11	(4)	504	11	(5)	497
Other countries	3	(0)	15	2	(0)	26

Total in subsidiaries	37	(6)	1,688	34	(7)	1,637

Group total	51	(8)	1,720	56	(11)	1,670

During year 2004, SEK 11,7 (14.6) million was paid into the profit sharing fund for Group employees in Sweden.

Employees of the Group distributed by country are summarized below:

	Average number of employees
	2003	2004	of which men, %
Parent Company
Sweden	45	47	49
Subsidiaries
Australia	50	49	57
Austria	15	15	67
Belgium	378	317	29
Brazil	800	741	71
Bulgaria	115	107	43
China	292	265	65
Dominican Republic	3,270	3,339	41
France	66	66	56
Germany	60	40	63
Honduras	1,087	1,623	41
Hungary	188	172	36
India	3,364	2,877	99
Indonesia	1,466	1,512	15
Ireland	38	37	73
Netherlands	414	419	80
Norway	10	27	63
Philippines	129	128	51
Poland	—	17	71
Portugal	30	22	73
Slovenia	10	14	93
South Africa	553	493	91
Spain	167	123	78
Sweden	996	1,050	59
Switzerland	6	6	67
Turkey	208	180	87
United Kingdom	72	59	61
United States	1,264	1,273	59
Other countries	22	21	71

Group total	15,115	15,039	58

Leading executives, gender distribution:

	2003		2004
	At end of period	(of whom men, %)	At end of period	(of whom men, %)
The Parent Company
Board members	10	80	9	78
CEO and other management	11	100	10	100

Group
Board members	130	95	136	93
CEO and other management	137	96	126	94

Compensation to senior executives

Compensation to Swedish Match AB’s Board members

Fees are paid to the Chairman of the Board and Board members in accordance with decisions of the Annual General Meeting. No Board fee is paid to the President. A study fee in an amount of SEK 42,250 was paid to each of the three employee representatives on the Board, and in an amount of SEK 31,689 to each of the three deputy members. The fees paid to Board members elected by the Annual General Meeting for Board work during 2004 are shown in the table below:

Board fees to Board members elected by AGM in 2004

(SEK)	Board fee	Compensation Committee	Audit Committee	Total fees for Board work
Bernt Magnusson	687,500	80,000		767,500
Jan Blomberg	293,750	50,625	86,250	430,625
Tuve Johannesson	293,750			293,750
Arne Jurbrant	293,750	36,667	17,083	347,500
Meg Tivéus	293,750		53,750	347,500
Klaus Unger	93,750	13,958		107,708
Karsten Slotte	200,000		36,667	236,667

Total	2,156,250	181,250	193,750	2,531,250

In 2003, The Annual General Meeting decided that remuneration to the Board Chairman up until the end of the 2004 Annual General Meeting would be SEK 650,000 and SEK 275,000 each to the other Board members elected by the AGM and to give the Board SEK 300,000 as compensation for committee work, to be distributed within the Board as it decides.

The Annual General Meeting in 2004 decided that compensation for the Board Chairman until the end of the next AGM was to be SEK 700,000 and SEK 300,000 to each of the other Board members elected by the AGM and to give the Board SEK 400,000 as compensation for committee work, to be distributed within the Board as it decides.

Compensation and other benefits to Group management during 2004

(SEK 000s)		Base salary	Bonus	Options	Other benefits	Pension costs 1)	Total
President	2004 2003 2002	5,452 5,300 4,600	1,855 1,610 1,400	700 924 1,300	209 319 371	2,256 463 398	10,471 8,616 8,069

Other senior executives	2004 2003 2002	20,464 22,435 20,730	6,879 5,482 6,842	3,850 4,158 5,850	1,781 1,391 1,564	5,031 6,936 5,844	38,005 40,402 40,830

Total	2004 2003 2002	25,915 27,735 25,330	8,734 7,092 8,242	4,550 5,082 7,150	1,990 1,710 1,935	7,287 7,399 6,242	48,476 49,018 48,899

1)	Pertains to expensed pensions

Comments on the table

•	The compensation paid to the President in 2004 relates to remuneration for Lennart Sundén for the period through March 19, 2004, when he resigned, and to Sven Hindrikes for the subsequent period.

•	The terms and conditions for Sven Hindrikes compensation as President in 2004 were as follows: Fixed annual salary of SEK 5,500,000; a maximum bonus of 35 percent and a pension on salary income up to 30 income base amounts according to the ITP plan and on income above 30 income base amounts a provision of 40 percent is paid to a defined-contribution pension plan. Pension according to the ITP plan is to be fully paid at the age of 60.

•	Bonus pertains to incentive payments made during the year.

•	Options are gross amounts disposable for allocation of options.

•	Other benefits pertain to company car and other benefits.

•	The reported pension costs are cost that affects the result for defined-contribution pensions and service cost according to IAS for defined-benefit pensions. These accounting principles apply to pension costs as of 2004.

Bonus

Group management is covered by an annual incentive program (bonus), which in 2004 could provide a maximum 35 percent of the base salary. The outcome of the incentive program is based on the increase in earnings per share for the President and staff managers. For division Presidents, 50 percent of the incentive program is based on the increase in earnings per share, while the remaining 50 percent is based on the increase in operating income in the division. Maximum payment in the case of the portion based on earnings per share requires that earnings per share increase 20 percent or more compared with the preceding year. For division managers, payment based on the incentive program also requires that operating income improves compared with the preceding year for the particular division, with maximum payment requiring the fulfillment of the set targets.

In addition to the annual incentive program, one Division President in a non-Swedish division are encompassed by a local incentive program. The local program extends over three years and a new program commences every second year. Payment from the local program may thus occur every second year if the set earnings targets are met. The maximum outcome for the Division President is approximately one year’s base salary every second year.

Options

The Group has an ongoing options program that may provide an allocation of call options on shares in Swedish Match AB. The options are allotted to participants when certain targets have been fulfilled. The options have a lifetime of five years and may be exercised during the fourth and fifth year. In 2004, the options program covered 58 executives.

The allotment of options in any year is based on the outcome for two criteria:

•	The total share return on the Swedish Match share must be positive and superior to the total share return on shares in a selected number of companies in the industry. A maximum allotment is made if the return is 20 percentage points or more than the return on the shares of the other companies.

•	Earnings per share must increase and be higher than an average of the past three years. A maximum allotment is made if earnings per share are 20 percent higher than the average over the past three years.

These criteria have the same value. If the conditions for earnings are fulfilled, the particular executive is allotted options at no cost. The allotment of options constitutes a taxable income for participants resident in Sweden. The options are assigned a market value in accordance with the Black & Scholes model. They are irrevocable once allotted. The total value of the allotment may be a maximum 30 percent of the base salary amount for the executives included in the program. The options carry an exercise price of 120 percent of the average share price over a ten-day period after the published year-end report.

Based on the targets attained in 2003, 865,259 options were issued in 2004. Exercise may be made between March 1, 2007 through February 27, 2009. Each option entitles the holder to purchase one share in Swedish Match AB at a price per share of SEK 84.80. The market value, computed using the Black & Scholes model, is SEK 10.00 per option or a total of 8,652,590. Since Swedish Match AB has issued the options, no expensing is involved. However, preliminary taxes and social security charges are expensed, which in the particular cases occurred directly on issue.

Exercise period	Exercise price	Number of shares	Exercised	Net outstanding
2003-03-13—2005-03-14	34.70	2,847,108	2,426,275	420,833
2004-03-13—2006-03-14	44.50	1,812,309	1,197,112	615,197
2005-03-15—2007-03-15	77.50	1,518,770		1,518,770
2006-03-01—2008-02-28	74.00	1,428,490		1,428,490
2007-03-01—2009-02-27	84.80	865,259		865,259

		8,471,936	3,623,387	4,848,549

Pensions

Introduction

During 2004, new principles were introduced for Group management pensions. This means that Group management executives resident in Sweden are to be recovered by the ITP plan for salary of up to 30 salary base amounts and a defined-contribution pension on salary exceeding this amount. For members of Group management stationed abroad, the new principles primarily entail defined-contribution solutions and the base salary constitutes the pensionable salary.

The retirement age for members of Group management is 62.

President

According to the employment contract, the retirement age for Sven Hindrikes is 62 and he is encompassed by the ITP plan for salary up to 30 salary base amounts. Pension according to the ITP plan is to be fully paid at the age of 60. In addition, the company pays a pension premium of 40 percent of the fixed salary exceeding 30 salary base amounts.

Other members of Group management

Other members of Group management are eight persons who are subject to the following pension terms and conditions.

In the case of the four members of Group management resident in Sweden, two of them have terms and conditions in accordance with the previously named new pension principles. For the other two, the terms and conditions have been renegotiated with the result that the defined-benefit pension remains in place, but that the pensionable salary has been locked at the 2005 level. For both of these the retirement age is 60.

In the case of the four members of Group management resident abroad, two of them are encompassed by defined-benefit pension solutions with a retirement age of 60 and 65, respectively. The other two are covered by contribution-based pension solutions with a retirement age of 65 according to the employment contract.

Funding of pension commitments

In Sweden, pensions on salary portions of up to 30 salary base amounts are funded in PSF, Swedish Match Pensionskassa. The commitment for defined-benefit pensions for salary portions exceeding 30 salary base amounts is funded in Swedish Match Pensionstiftelse (pension foundation). For members of Group management resident outside Sweden, defined-benefit pension commitments are funded in local pension foundations.

All pension benefits are irrevocable.

Other employment terms

Severance pay, etc.

For the President, a joint six-month period of notice applies. A maximum severance payment of 18 months’ salary is payable if the company terminates the employment contract. Severance pay will be reduced by a maximum of 50 percent of any other income, but not to less than half of the contracted severance pay.

A six-month mutual notice of intent to terminate employment applies for other members of Group management. If the Company terminates employment, severance pay is payable in an amount equivalent to 18 months of cash salary.

Preparation and decision-making process

Swedish Match AB’s Board has appointed a Compensation Committee. The Committee’s task is to prepare decisions for the Board in issues involving the principles underlying management salaries and other employment terms, pension benefits and bonus systems as well as other issues of a principle significance or of major importance for the company.

As of 2004, the Board of Directors acting in corpore will determine the President’s salary, bonus and other terms of employment. The Compensation Committee approved the 2004 salary, bonus and other employment terms for other members of group management following proposals from the president. The Compensation Committee decided on criteria for the incentive programs encompassing Group management. In addition, the Compensation Committee presented proposals to the Board regarding the group’s options program and profit-sharing system, following which the Board has made decisions based on the recommendation of the Compensation Committee.

28. Subsequent events

On January 20, 2005, the decision to cease production and close the Valencia match factory in Spain was announced. This decision was due to operating losses and declining match volumes in Europe. The closure is expected to be completed in the first half of 2005 and will result in charges for severance pay etc. in the magnitude of SEK 30 million.

In February 2005, an agreement in principle was concluded relating to the acquisition of the minority shareholding in General Cigar. The acquisition is taking place against the background of strong performance by the premium cigar operations in the US and the opportunity to achieve synergies between the North America division and General Cigar.

The acquisition of General Cigar was consummated on April 22, 2005, and the total payment for the shares amounted to SEK 1,094 million.

At the Annual Shareholders meeting on April 27, 2005, the shareholders decided to give the Board of Directors a mandate to repurchase shares but not exceeding 10 percent of outstanding shares. It was also decided to cancel 12,000,000 shares that were previously repurchased. Furthermore, at the Annual General Meeting the shareholders approved a reduction in share capital by decreasing the par value of shares from SEK 2.40 to SEK 1.20 and a reduction of SEK 114 million in the statutory reserve. As a result of the reduction, SEK 532 million will be transferred from restricted shareholders’ equity to non-restricted shareholders’ equity.