Form 20-F
period 2005-12-31
SWEDISH MATCH CORP
filed 2006-06-26
CIK 1011218

As filed with the Securities and Exchange Commission on June 26, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

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

Shares, ratio value SEK 1.2959 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares, par value SEK 1.20 per share            324,596,181

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one:)

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Swedish Match AB (publ) is a public limited liability company incorporated under the laws of the Kingdom of Sweden (“Sweden”). References in this Annual Report on Form 20-F (this “Annual Report”) to “Swedish Match AB” are to Swedish Match AB and its predecessors, and references to “Swedish Match”, the “Group”, the “Registrant” or the “Company” are to Swedish Match AB and its subsidiaries, unless the context requires otherwise. Swedish Match publishes its consolidated financial statements in Swedish kronor. In this Annual Report, references to “SEK” or “Swedish kronor” are to the currency of Sweden, references to EUR or euro are to the currency of the European Monetary Union and references to “US dollars”, “USD” or US$ are to the currency of the United States (US). On December 31, 2005, the exchange rate between Swedish kronor and US dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was USD 1.00 = SEK 7.9370. The Noon Buying Rate on June 19, 2006, was USD 1.00 = SEK 7.3864.

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRC), approved by the European Commission for application within the EU which differs in certain respects from generally accepted accounting principles in the US (“US GAAP”). For a narrative discussion of the principal differences between IFRS as currently in effect and US GAAP, see Note 34 of the Notes to the Consolidated Financial Statements. In conjunction with the transition from the accounting principles applied previously to reporting in accordance with IFRS, the Group applied IFRS 1, the standard that outlines how the transition to IFRS should be reported. In addition, the Swedish Financial Accounting Standards Council’s recommendation RR 30, Supplementary Accounting Regulations for Groups, has been applied. For a narrative description of the transition to accounting in accordance with IFRS for the Group see Note 32 of the Notes to Consolidated Financial Statements.

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

i

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The selected consolidated financial data in respect of the Group set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and Notes thereto filed as part of this Form 20-F. Commencing in 2005, Swedish Match has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The year 2004 has been restated to conform to this presentation and selected financial data for earlier years have been omitted. See Note 32 to the consolidated financial statements filed as part of this Form 20-F.

Millions unless otherwise stated	2004	2005	2005
	SEK	SEK	USD(1)
Amounts in accordance with IFRS
Income statement data
Net sales	13,007	13,311	1,677
Operating income	3,593	2,825	356
Net income	2,084	1,777	224

Balance sheet data
Total assets	14,898	16,806	2,117
Share capital	808	390	49
Shareholders’ equity	5,060	5,083	640
Bond loans, long- and short-term liabilities to credit institutions	3,550	4,348	548

Per share data
Basic net income per share, SEK	6.18	5.61	0.71
Diluted net income per share, SEK	6.15	5.59	0.70
Basic weighted average shares, in thousands	325,709	315,129
Diluted weighted average shares, in thousands	327,014	316,226

Cash dividend declared per share, SEK(2)	1.90	2.10	0.26

Millions unless otherwise stated	2004	2005	2005
	SEK	SEK	USD(1)
Amounts in accordance with US GAAP(3)
Net income	1,979	1,629	205
Shareholders’ equity	6,287	6,630	835
Basic net income per share, SEK	6.08	5.17	0.65
Diluted net income per share, SEK	6.05	5.15	0.65

    Notes to Selected Consolidated Financial Data

(1)	Translated, solely for the convenience of the reader, at the Noon Buying Rate on December 31, 2005 of USD 1.00 = SEK 7.9370.
(2)	To be paid the following year.
(3)	See Note 34 of the Notes to Consolidated Financial Statements for a reconciliation of net income and shareholders’ equity reported under IFRS to the corresponding amounts under US GAAP and for a discussion of differences between US GAAP and IFRS for the years ended December 31, 2004 and December 31, 2005.

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

In considering the amount of the surplus funds to be distributed to shareholders, it has been decided by the Board of Directors that the following restrictions shall apply:

•	Over time, the Company shall strive for a capital structure with an interest coverage ratio based on EBITA (earnings before interest, taxes and amortization of intangible assets divided by net interest expense) above nine times.

•	Over time, the Company shall strive for a level of net debt that, when divided by EBITA, is less than two.

The restrictions above may not apply for acquisitions.

Dividends are expected to be paid following the end of the relevant financial year, if proposed by the Board and approved by the Company’s shareholders at the relevant Annual General Meeting. Subject to the foregoing, and consistent with Swedish practice, the Board would expect to propose only one dividend per year. The Annual General Meeting in April 2006 resolved that shareholders shall receive a dividend of SEK 2.10 per share, for a total amount of approximately SEK 627 million (compared with net income for the year of SEK 1,777 million), and the balance shall be retained in the business.

At the level of dividends proposed in the Board’s policy, the Company believes it will have adequate cash flow to fund future anticipated capital expenditures.

The table below shows the amount of dividends paid on each share in respect of each fiscal year.

SEK per Share
2001	1.45
2002	1.60
2003	1.70
2004	1.90
2005	2.10

Certain holders of shares may be subject to US federal income tax consequences on dividends paid in respect of shares See “Item 10.E. Taxation”.

    Exchange Rate Data

The following table sets forth, for the years and dates indicated, certain information concerning the rate of exchange of the Swedish kronor to the US dollar based on the Noon Buying Rate. The Noon Buying Rate on June 19, 2006, was USD 1.00 = SEK 7.3864.

Year ended December 31,	Period End	Average(1)	High	Low
2001	10.4571	10.4328	11.0270	9.3250
2002	8.6950	9.6570	10.7290	8.6950
2003	7.1950	8.0351	8.7920	7.1950
2004	6.6687	7.3320	7.7725	6.5935
2005	7.9370	7.5170	8.2434	6.6855
December 2005	—	—	8.1162	7.8323
January 2006	—	—	7.8097	7.5385
February 2006	—	—	7.9656	7.6487
March 2006	—	—	7.9455	7.6491
April 2006	—	—	7.7580	7.3579
May 2006	—	—	7.3929	7.1975
June 2006 (through June 19)	—	—	7.3864	7.0917

(1)	Represents the average of the exchange rates on the last day of each full month during the year.

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

Set forth below is a description of certain risks that may effect the Company’s business, financial condition and results of operations from time to time.

See “Item 4.B. Business Overview-Regulation”.

    The Company is affected by legislation relating to tobacco, package labeling, restrictions on marketing and advertising, smoking bans and trade barriers

Increasing health concerns related to tobacco smoking followed by increasingly severe restrictions on smoking in public places and in the workplace is evident in most countries where the Group sells its products. For example an increasing number of countries and numerous US cities and towns have passed laws banning smoking in various types of public places, restaurants, bars and/or in the workplace. Such bans could have a negative impact on consumption of products that the Company manufactures or distributes and on the Company’s results of operations. Furthermore, there is a trend towards increasingly severe regulations related to marketing and advertising of tobacco products, permissible ingredients and flavors in tobacco products and the reporting on such ingredients. These restrictions could also have a negative impact on consumption of the Company’s products and on its results of operations.

    Diminishing social acceptance of tobacco products and negative media coverage

Diminishing social acceptance of smoking and environmental smoke as well as private actions to restrict smoking and negative media coverage of the Company, its products and various categories of tobacco products may have a negative impact on the consumption of the Company’s products and on its results of operations.

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

    The markets for the Company’s products are highly competitive

Swedish Match faces intense competition in each of its geographical markets and for each of its products and such competition may increase in the future. In order to be successful it must promote brand equity successfully and anticipate and respond to new customer trends. Restrictions on advertising and promotion may, however, make it more difficult to counteract loss of consumer loyalty to any particular brand or product. There can be no assurance that branding or new product launches by the Company’s competitors will not be successful in persuading consumers of the Company’s products to switch to competitors’ products, which could have a material adverse effect on the Company’s results of operations. See “Item 4.B Business Overview-Competition”.

    Some of the Company’s businesses are subject to volume decline and price pressure

Developed markets for many tobacco products have been generally declining in the past decades. This adverse trend is a result of consistent and substantial increases in the excise duty on tobacco products, increasing governmental regulation, government-funded anti-smoking campaigns and heightened public awareness of smoking-related health concerns. Any future substantial decline in demand could have a materially adverse effect on the Company’s results of operations.

The Company is faced with lower volumes and downward pricing pressure in many of its businesses. The lighters, matches, chewing tobacco and pipe tobacco businesses are characterized by volume declines, excess production capacity and fierce price competition in some markets. The Company may have to adjust its production capacity to meet declining sales volumes and volume declines may ultimately have a material adverse effect on the Company’s results of operations.

The Company is distributing tobacco products in Sweden for a number of other companies, primarily manufacturers of cigarettes. Three companies account for over 97 percent of tobacco products distributed for third parties in Sweden. The Company may face downward price pressure for its distribution services or loss of volumes to competing distributors in the future. In addition, the potential decrease in consumption of tobacco products due to laws enacted in certain countries banning smoking in public places and in the workplace may also result in reduction in the volume of products distributed, which could have an adverse impact on the Company’s revenues.

    Changes in import restrictions could affect the Company’s sales negatively

The Company is selling products in countries where potential competition is barred from entering through import restrictions or import bans. Changes in import or export regulations could negatively affect the Company’s sales volumes and prices for its products.

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

    The Company faces litigation in the course of its business

The Company is involved in a number of legal and regulatory proceedings including pending lawsuits related to intellectual property rights and alleged injuries caused by tobacco products. There can be no assurance that the Company’s defenses will be successful in trial and substantial costs may be incurred in defending lawsuits. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes, these lawsuits individually or in the aggregate, could have an adverse effect on the Company’s results of operations.

Swedish Match is not a party to the Master Settlement Agreement or the Smokeless Tobacco Master Settlement Agreement between various US states and certain tobacco companies. To date, neither these settlements nor the legislation enacted as a result of them has had any material effect upon the business activities of Swedish Match in the US. The business is being conducted as it has been in the past but there can be no assurance that Swedish Match will not in the future enter into similar agreements that could have material adverse impact on the Company’s business.

    The Company’s operations in certain developing countries are susceptible to such countries’ political and economic stability

Swedish Match has substantial operations in emerging or developing markets such as Brazil, the Dominican Republic, Indonesia, the Philippines and South Africa. Swedish Match’s results of operations and financial condition are influenced by the economic, regulatory and political situations in the countries in which it has operations, which are generally unpredictable and outside the control of the Group. There can be no assurance that political, legal, economic or other developments such as social unrest or terrorism will not have an adverse impact on the Company’s investments and businesses or on the Company’s consolidated results of operations.

Testing of internal controls over financial reporting may reveal material weaknesses

Pursuant to the requirements of Sarbanes Oxley Act, 2002, in the annual report for the year ended December 31, 2006, the Company is required to report on the effectiveness of internal controls over financial reporting. The Company is documenting the internal controls over financial reporting, assessing the design and operating effectiveness and correcting the deficiencies, if any, in the internal controls over financial reporting. There can be no assurance that the Company would be able to complete this exercise on time or the Company would not report any material weakness in the internal control over financial reporting.

    The Company may not have adequate insurance

Each of Swedish Match’s insurance programs have limitations in coverage and there can be no assurance that any insurable damage caused is covered by insurance. Swedish Match has substantial operations in geographic areas where full insurance coverage against property damage resulting from storm and certain other natural disasters may not be obtainable. Swedish Match may not be able to obtain certain types of insurance or extend its existing insurance programs in the future.

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

    The Company is subject to commodity risks

The raw materials used in the Group’s business, primarily tobacco, splintwood and raw material in various packaging material are commodities that experience price volatility caused by factors including weather conditions, growing conditions, local planting decisions, market fluctuations and changes in agricultural regulations. Commodity price changes beyond the Company’s control may result in unexpected increases in raw materials and packaging costs, and the Company may be unable to increase its prices to offset these increased costs without suffering reduced volume and revenues.

With respect to the Company’s cigar business, unanticipated fluctuations in demand and changes between different years in the quality of tobacco grown require relatively high levels of raw tobacco leaf inventory. In some cases inventory for specific grades or types may be several years’ supply. In the event of a drop in final demand for finished goods, this inventory may be substantially higher than appropriate levels and lower income due to higher capital costs may result. In some circumstances, some of this inventory may need to be sold at prices below purchase prices or may have to be destroyed, which would have a negative impact on the Company’s results of operations.

    The Company is exposed to market risks such as, exchange rate risks and interest rate risks

In the normal course of its business, Swedish Match is exposed to market risk, primarily in the forms of risk associated with changes in foreign exchange rates and interest risk but also in the form of financing, liquidity and credit risk. Swedish Match enters into a variety of financial instruments to the extent judged necessary by management to limit exposure to a desired level although the Company cannot assure that these exposures will be reduced to a desired level, if at all.

The Company manages its exposure to changes in interest rates through a mix of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, the Company may enter into interest rate swap agreements. There can be no assurance, however, that existing or future swap agreements will manage the interest rate risk successfully, if at all.

Swedish Match has a substantial part of its production and sales in EU member countries, South Africa, Brazil, and the US. Consequently, changes in exchange rates of EUR, South African Rand, Brazilian real and the US dollar in particular may adversely affect the Company’s results of operations, cash flow, financial condition or relative price competitiveness in the future. Such effects may occur both in local currencies and when such local currencies are translated into Swedish currency for purposes of financial reporting.

The financing risk comprises risk arising from large borrowing requirements under austere credit market conditions where the Company may be refused new loans or continuation of its current loans.

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

Furthermore, Swedish Match may show variability in cash flows, due to among other factors, a changing product portfolio and differing needs for leaf-tobacco, work-in process inventories and finished goods as well as changes in rules on tobacco tax collection.

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

    There are risks inherent in calculating the Company’s provision for pensions and similar obligations

Pensions and similar benefits in the group are to some extent arranged as defined benefit obligations. The rules are different from country to country.

Calculating pension and similar obligations require management to make assumptions on the discount rate, expected return on plan assets and rate of compensation increase etc. Actual results could differ from the assumptions made. The Company may be required to contribute additional amounts to its pension schemes which would have a negative effect on the Company’s results of operations and cash flow. See Item 5.A. Operating Results – Critical Accounting Policies – Accounting for pensions.

    The existence of counterfeit products in the marketplace could adversely effect the Company’s sales

Counterfeit products of Swedish Match branded products may be difficult to curb. Sales by others of counterfeit products could have a negative effect on the Company’s sales, volumes and brand goodwill.

    The Company may increase the leverage above current financial restrictions

The Company has decided on financial restrictions applicable to distribution of funds to the shareholders, see Item 3.A. Dividends. Actual earnings and cash flow different from projections, changes in interest rates and other factors such as, but not limited to, acquisitions may result in key ratios which are not in line with these financial restrictions.

ITEM 4. INFORMATION ON THE COMPANY

4A History and Development

Swedish Match is a company producing and selling a broad range of market leading brands in the product areas snuff, chewing tobacco, cigars and pipe tobacco – niche tobacco products – as well as matches and lighters. The Group’s global operations generated sales of SEK 13,311 million across more than 120 countries in 2005. Production facilities are located in 11 countries. The average number of employees during 2005 was 14,333.

Swedish Match AB (publ) was incorporated in 1917 as a limited liability company. In 1995 the Company changed to a public limited liability company with an indefinite duration under the laws of the Kingdom of Sweden. The Company’s principal executive office is located at Rosenlundsgatan 36, S-118 85 Stockholm, Sweden and its telephone number is +46-8-658-0200. The agent for the Company in the US is Swedish Match North America, Inc. and its telephone number is +1-804-302-1700.

Swedish Match’s two main businesses, tobacco products and lights in the form of matches and disposable lighters, were separately established at the beginning of the century. After a number of transactions the business was acquired by Volvo and since 1994 Swedish Match operated as an independent company within the Volvo Group. In 1996 Volvo divested the Swedish Match operation by way of a dividend to the Volvo shareholders and in May 1996, after the dividend, Swedish Match’s shares were listed on the OMX Stockholmsbörsen, Sweden (the “Stockholm Exchange”) and its American Depository Shares (ADS) on the Nasdaq National Market (“NASDAQ”). In 2004 due to the low liquidity of the ADSs these were delisted from NASDAQ. The last day of trading of the ADSs was on October 15, 2004. The Company also cancelled its American Depository Receipts program.

In 1999 the Company divested its cigarette operations.

In 2003 the Company acquired Packovation AB, a producer of packaging machinery, and CYAB d.o.o, the leading distributor of tobacco products other than cigarettes in Slovenia.

In 2004 the Company sold its advertising textiles business.

In 2005, the Company acquired all of the remaining shares in General Cigars Holdings Inc., the market leader in premium cigars in the US. Further, in 2005 the Company divested its holdings in Wimco Ltd, a match manufacturer in India and its interest in Jamafac Ltd, a match manufacturer in Indonesia and its distribution company in Ireland.

In January, 2006, the Company sold its Arenco subsidiary. Arenco manufactures machines for match manufacturing and packaging in Kalmar and Halmstad, Sweden and Shanghai, China. In December 2005 the company signed a letter of intent to sell its advertising lights and accessories business. This transaction was completed on March 31, 2006. In February, 2006, the Company announced the agreement to acquire the Hajenius and Oud Kampen premium cigar brands, related production machinery and the Hajenius cigar shop in Amsterdam from the Burger Group. These two brands are primarily sold in the Netherlands, Belgium and Germany. The transaction was completed on March 31, 2006.

    Capital Expenditures

Swedish Match operates primarily in mature markets with limited capital expenditure requirements. Swedish Match’s capital expenditures amounted to SEK 328 million in 2005 and were equal to approximately 2.5 percent of sales. Capital expenditures amounted to SEK 486 million in 2004. Depreciation of fixed assets in 2005 amounted to SEK 337 million compared with 332 million in 2004. Total capital expenditures over the period 2001-2005 were equal to 4.1 percent of total sales during the period.

Apart from necessary investments for replacement purposes, most of the Company’s investments involved rationalization measures, such as moving production among the Company’s facilities in order to maximize efficiencies and create economies of scale. As a result of increases in snuff sales, particularly sales of portion-packed snuff in Sweden, a new production plant was built in Kungälv, Sweden, near to Gothenburg. The total investment in the plant amounted to SEK 604 million. The plant started production in mid-2003.

Capital expenditure for 2006 is expected to be somewhat higher than for 2005. Capital expenditure is expected to be funded primarily through internally generated cash flow. Acquisitions, if any, may be financed through internally generated cash flow or debt financing.

Swedish Match maintains high inventories of leaf tobacco, especially for its cigar production. Since Swedish Match manufactures high-turnover consumer products, the Company maintains small inventories of finished products for many of its products.

For more discussion of the Company’s principal capital expenditure and divestitures, see “Item 5.A. Operating Results”.

4B Business Overview

    General

Swedish Match is a Swedish-based international group that produces a broad range of “other” tobacco products including snuff, chewing tobacco, cigars, and pipe tobacco as well as matches and disposable lighters. Swedish Match products are sold in more than 120 countries. Within the Company’s product offering, there are products characterized by strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters).

By tradition, Swedish Match has its greatest strengths in the Nordic region (primarily Sweden) and the US. The Company also has significant cigar and “lights” (i.e. matches and lighters) operations in Europe, pipe and snuff operations in South Africa as well as lights operations in parts of Asia and Brazil in Latin America.

    Sales by Region

A breakdown of total revenues by principal geographic market is as follows:

North America. Most of the revenues in this region arise from smokeless tobacco and cigar sales in the US.

•	2004: SEK 4,036 million

•	2005: SEK 3,974 million

Nordic region. Most of the revenues in this region arise from smokeless tobacco sales in Sweden, as well as distribution activities for tobacco products on the Swedish Market.

•	2004: SEK 5,087 million

•	2005: SEK 5,356 million

Europe, excluding Nordic region. Revenues in this region arise primarily from the sales of cigars, matches, lighters, and pipe tobacco and accessories.

•	2004: SEK 1,912 million

•	2005: SEK 1,920 million

Latin America and Other Geographies. The two largest sources of revenues in this region comes from sales of matches and lighters in Brazil and snuff and pipe tobacco in South Africa.

•	2004: SEK 1,972 million

•	2005: SEK 2,061 million

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

    General

In 1999 the Company divested its cigarette operations.

During 2004, the Swedish Match business structure was composed of four divisions having defined operating responsibility: North Europe, Continental Europe, North America, and Overseas Divisions. General Cigar was operated as an independent division with its own production and sale of premium cigars. During 2005 the Continental Europe and Overseas Divisions were combined to form the International Division. Lighter and match sales are coordinated through the International Division. Since April 2005, when Swedish Match acquired the remaining 36 percent of General Cigar that it did not own, significant steps have been taken to further integrate the administration of this business into Swedish Match North America.

During 2005, Swedish Match’s financial reporting structure followed the six different product areas, Snuff, Chewing Tobacco, Cigars, Pipe Tobacco and Accessories, Matches, Lighters and Other operations. Beginning in 2006 the Match and Lighters product areas were combined for reporting purposes, to the Lights product group.

Business - Snuff

Key data

(SEK millions unless otherwise stated)	2004	2005
Sales	3,081	3,131
Operating income	1,376	1,504
Operating margin, %	44.6	48.0

(SEK millions unless otherwise stated)	2004	2005
Capital expenditures in tangible fixed assets	242	157
Average number of employees	924	916

With restrictions on tobacco smoking and growing health concerns relating to cigarettes, smokeless alternatives have been gaining a greater market potential. Swedish Match is the leading manufacturer of snuff in the Swedish and Norwegian markets and the third largest player in terms of market share in the US. Sales in 2005 amounted to SEK 3,131 million (2004: 3,081). Operating income for the year was SEK 1,504 million (2004: 1,376), corresponding to an operating margin of 48.0 percent (2004: 44.6).

Production for the Nordic market takes place at two factories in Sweden, in Gothenburg and in Kungalv (opened in 2003). The production for the American market takes place in Owensboro, Kentucky. Products for the South African market are primarily produced in Johannesburg and Rustenburg, South Africa.

Volume and market share in the snuff business is measured in terms of cans sold. Volume in the US grew by approximately 5 percent in 2005, while volume in the Nordic countries grew by approximately 1 percent. Overall sales of the Group’s snuff business grew by 2 percent during 2005 compared to 2004.

    Snuff market

    Sweden and other Nordic countries

Snuff is a traditional product that has become increasingly socially acceptable. Since snuff can be consumed discreetly in portioned packs, it has become an increasingly popular alternative to cigarettes for both men and women. Approximately 240 million cans of moist snuff are sold annually in the Nordic countries. In Sweden, the largest market, there are more than one million snuff consumers, corresponding to just over 10 percent of the population. Women account for some 20 percent of snuff consumers. Swedish Match has established its own quality standard called GOTHIATEK® for all of its snuff brands in the Nordic region. Well-known brands in the Swedish and Norwegian markets are Generalsnus, Ettan, Grovsnus, and Catch, which together account for approximately 80 percent of all snuff sales in Sweden and Norway.

Swedish Match has approximately 90 percent of the Swedish snuff market in terms of volume, with a number of smaller competitors, some competing in local or limited markets. The largest competitors are Gallaher, and Fiedler&Lundgren, both with production in Sweden.

Consumption of snuff has been rising most rapidly in metropolitan areas, where population growth is highest and restrictions on smoking are more stringent. Smoking is now prohibited in bars and restaurants. Market growth has slowed in Sweden in 2004 and 2005, and the market is now growing in terms of volume at a rate of 1—2 percent per year. Portion-packed snuff’s share of the total snuff market is 58 percent, and rising.

In 2002, the Company launched line extensions to its Catch brand. In April 2003, the Company launched a new range of portion-packed products with a new more appealing appearance and a distinctive functional can lid. In

2004 further line extensions were introduced. In 2005 the Company launched one new brand, Kronan, in both loose and pouch varieties, targeting the value priced segment. The Company also launched a line extension in the General brand family, General Onyx. Onyx is a pouch product positioned as a more expensive, high quality product, with distinctive packaging and form. The Company also relaunched an existing brand, Röda Lacket, updating the brand image and packaging, with emphasis on a new white portion pouch variety.

Swedish Match has the largest market share of the limited but growing Norwegian market. Consumption is increasing, with particular emphasis on portion-packed snuff, and was up by more than 15 percent in the Norwegian market in volume terms in 2005.

    United States

Nearly 1 billion cans of snuff were consumed in the United States in 2005. Consumption has increased at a higher pace in the past three years, after having been growing by about 2 to 3 percent annually for a number of years. The market is estimated to have grown by close to 7 percent, in terms of volume, in 2004, and by 6 percent in 2005. Swedish Match’s largest competitors are US Smokeless Tobacco Company (UST) and Conwood.

Swedish Match’s share of the market was for the full year 2005 approximately 9.4 percent up from 8.9 percent in 2004, measured by number of cans, according to AC Nielsen. Consumption volume declined for Timber Wolf, the best selling Swedish Match brand in the US positioned in the low-price segment in an extremely competitive market environment. However, year over year volume for Timber Wolf improved as the year progressed. Offsetting these volume declines, volume grew for a second Swedish Match value priced brand, Longhorn, which was launched in August 2003. The US product range also includes Renegades, a portion-packed snuff. The Company has a limited test launch of Swedish Snus products, primarily under its General brand, in selected US markets. During 2005 line extensions where launched for both Timber Wolf and Longhorn.

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

The sale of moist snuff was prohibited in the EU in 1992, mainly because it was assumed that the product was carcinogenic. Sweden was exempted from the ban when entering the EU in 1995. Several studies in Sweden have shown that the assumed carcinogenic effects is lacking in scientific support. Against this background, the European Commission decided to change the warning labels on packaging for smokeless tobacco, including moist snuff sold in Sweden. The prohibition on the sale of moist snuff throughout the rest of the EU remains in place following the decision by the European Court of Justice in December 2004, that the current ban on the sale of this type of product is not in breach of fundamental EU-law.

Within the EU, Swedish Match sells nasal snuff, under the brands Singleton’s, Kensington’s, and Rumney’s. Nasal snuff accounts for a small portion of total Swedish Match smokeless tobacco sales.

    General

The Company expects that Sweden, Norway and the US will continue to be the primary markets for Swedish Match’s snuff products.

The table below shows the size of the Snuff Business in relation to the Swedish Match Group in 2005.

	Snuff	Swedish Match	Percent
Sales, SEK millions	3,131	13,311	24
Operating income, SEK millions	1,504	2,825	53
Capital expenditures in tangible fixed assets, SEK millions	157	328	48
Average number of employees	916	14,333	6

Business - Chewing Tobacco

Key data

(SEK millions unless otherwise stated)	2004	2005
Sales	1,058	1,079
Operating income	304	347
Operating margin, %	28.7	32.1

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2004	2005
Capital expenditures in tangible fixed assets	18	9
Average number of employees	346	340

Swedish Match is the market leader in the chewing tobacco business in the US. Sales amounted to SEK 1,079 million (2004: 1,058). Operating income amounted to SEK 347 million (2004: 304), a increase of 14 percent, as measured in Swedish kronor. In local currency (USD) terms, sales and operating income improved versus the previous year. Operating margin was 32.1 percent (2004: 28.7).

Chewing tobacco operations are conducted mainly in the US. Well known Swedish Match brands include the Red Man family and Southern Pride. In total, Swedish Match held a market share of approximately 44 percent of consumption volume in 2005.

The headquarters for the chewing tobacco operations are in Richmond, Virginia. Production is carried out in Owensboro, Kentucky.

During the fourth quarter of 2003, Swedish Match launched a new chewing tobacco product into test market in Japan in the Tokyo area. This product, branded Firebreak®, is a chewing tobacco in a gum base. The test market continued during 2004 and 2005. During the first quarter of 2006, the test marketing of Firebreak was expanded to Scandinavia.

    Chewing tobacco market

    United States

The use of chewing tobacco is an old custom in the US. Consumption is mainly concentrated in a region comprising the southeastern states. Chewing tobacco is usually associated with outdoor and recreational activities, such as hunting and fishing.

Four major producers dominate the chewing tobacco industry in the US. Swedish Match is the market leader with its Red Man family of brands (Red Man, Red Man Golden Blend and Red Man Select). Swedish Match’s major competitor is Conwood.

The total US market is estimated by Swedish Match to be USD 500 million at the retail level, and about SEK 2.5 billion at the manufacturer’s sales level. Consumption of chewing tobacco has been declining by between 5 and 8 percent per year over the past three years, continuing a long-term trend. In 2003 and 2004, the market declined by approximately 5 percent, measured by weight, while in 2005 the market decline was more than 7 percent, according to AC Nielsen. The reason is primarily demographic, as a result of the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors.

    General

The market for chewing tobacco is declining in the US, but profitability remains strong. Swedish Match’s goal is to maintain its market position and to manage capacity utilization in order to control costs and secure profitability.

The table below shows the size of the Chewing Tobacco Business in relation to the Swedish Match Group in 2005.

	Chewing Tobacco	Swedish Match	Percent
Sales, SEK millions	1,079	13,311	8
Operating income, SEK millions	347	2,825	12
Capital expenditures in tangible fixed assets, SEK millions	9	328	3
Average number of employees	340	14,333	2

    Business – Cigars

Key data

(SEK millions unless otherwise stated)	2004	2005
Sales	3,171	3,283
Operating income	567	613
Operating margin, %	17.9	18.7

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2004	2005
Capital expenditures in tangible fixed assets	128	90
Average number of employees	7,781	8,529

Swedish Match is one of the world’s largest manufacturers and distributors of cigars and cigarillos, and ranks second in terms of sales in the world cigar market. Including the jointly owned German company, Arnold André (in which Swedish Match holds a 40 percent interest), production amounts to more than one billion cigars per year.

Sales in 2005 grew 4 percent to SEK 3,283 million (2004: 3,171). Swedish Match sales are primarily in the European and in the US mass market and in the US premium cigars market. The growth in sales is primarily attributable to the US market. In 2005 64 percent of Swedish Match cigar sales were in the US. Operating income was SEK 613 million (2004: 567). The operating margin was 18.7 percent (2004: 17.9).

The Company’s main brands include La Paz, Willem II, Garcia Y Vega, La Gloria Cubana, White Owl and Macanudo. In 2000, the Company acquired 64 percent of the shares of General Cigar Holdings, Inc. The remaining 36 percent of the shares were acquired in April 2005. General Cigar is the leading manufacturer of premium cigars in the US and produces the best selling premium cigar brand, Macanudo. As a result of the acquisition, Swedish Match strengthened its position as a leading global cigar company and as a leader in “Other Tobacco Products (OTP)” (cigars, snuff, pipe tobacco and chewing tobacco) in the US.

Swedish Match manufactures many of the world’s best known brands of cigars. The largest markets are Western and Northern Europe, and the US. The product range includes all types of cigars and cigarillos, from hand-rolled premium cigars to machine-made cigarillos.

The production plants are located in Houthalen (Belgium) and Pandaan (Indonesia). In 2002 Swedish Match’s production in the plant in Overpelt (Belgium) was closed down and moved to other existing Swedish Match plants. Cigars are also produced in Santiago, the Dominican Republic, Danli and Confradia, Honduras, and Dothan, Alabama in the US. The Company also has tobacco farms in Jima and Mao in the Dominican Republic and in Connecticut in the US. The German company Arnold André with production plants in Bünde and Königslutter (Germany) is 40 percent owned by Swedish Match.

    Cigar market

North America and Western Europe are the two largest markets by far, and Swedish Match estimates that these areas account for more than 90 percent of global cigar sales.

    Europe

Consumption of cigars was relatively unchanged in Europe during 2005. Market volumes in the Netherlands, France, Spain and Germany were stable or down marginally during 2005, according to estimates by Swedish Match.

There are a large number of players in the market, with many small local companies operating in parallel with major manufacturers. Production and wholesaling are both being restructured. The players are becoming fewer and larger although merger activity since 2000 has been limited. Swedish Match’s market share in Continental Europe is difficult to measure, but is estimated by Swedish Match to be roughly 10 percent in terms of sticks. Europe accounts for approximately 28 percent of the total sales of Swedish Match’s Cigar Business. The La Paz brand is one of the best selling brands in Europe. On March 31, 2006, Swedish Match acquired the Hajenius and Oud Kampen premium cigar brands from the Burger Group. These brands have a strong presence in the Dutch market.

    United States

The US cigar market can be segmented into two distinct categories: premium hand rolled cigars, and machine made mass market cigars. Since 2000, following some turbulence in the late 1990’s, both the US premium cigar market and the US mass market for cigars have been generally growing in the range of 1 to 3 percent in volume terms per year.

Mass market cigars: In 2001, the market for mass market cigars continued to increase slightly, and Swedish Match mass market volumes improved by 11 percent, primarily due to distribution gains. In 2002, the market for mass market cigars continued to grow modestly. However, Swedish Match volumes declined, as did the Company’s share of the market. The growth in the US market in 2002 came primarily from sweet and flavored cigars, which was not part of Swedish Match’s portfolio of products, at the expense of larger, natural cigars. Late in 2002, and during 2003, Swedish Match introduced new flavored cigars, primarily under the White Owl brand, in the US market in order to more fully participate in the growth of the sweet and flavored segment. The market continued to grow in units in 2003, and Swedish Match stabilized its shipment volumes in large part due to flavored product introductions. This trend in market growth, and the trend toward flavored cigars, continued in 2004. During 2005, the growth of flavored cigars slowed significantly. Machine-made cigars sold in the US market contributed to 27 percent of Swedish Match’s total sales of cigars in 2005, and Swedish Match has a volume market share in the US machine-made cigar market of nearly 7 percent.

Premium cigars: With General Cigar, Swedish Match is the biggest player in the hand rolled premium cigar segment, with an estimated market share of 35 percent. There is no independent source for consumption data for US premium cigars. The US premium cigar market is stable, having grown annually by what Swedish Match estimates to have been between 0 and 3 percent per year. In 2005 US premium cigars accounted for 37 percent of total cigar sales for Swedish Match, as measured in Swedish krona. The US premium cigar market has been characterized by moderately high levels of line extensions and new varieties, primarily using existing well known brand names. While there has been some movement into flavored cigars, that movement has been not nearly as pronounced as for the US mass market, and the majority of consumption is still of natural hand rolled cigars.

Due to the US embargo on Cuba no Cuban cigars are allowed to be sold on the US market.

    Asia/Australia

Asia and Australia continue to be characterized as growth markets for cigars. In Australia, Swedish Match has a leading position. In Asia, Swedish Match uses its base in Hong Kong to develop contacts with mainland China.

    General

The world market for cigars has been growing, but with considerable differences between markets. The cigar business has been an important growth area for Swedish Match. The Company aims to capitalize on the growth in cigar consumption in various markets. The Company is continuing efforts to develop its premium cigar business outside of the US.

The table below shows the size of the Cigar Business in relation to Swedish Match Group in 2005.

	Cigars	Swedish Match	Percent
Sales, SEK millions	3,283	13,311	25
Operating income, SEK millions	613	2,825	22
Capital expenditures in tangible fixed assets, SEK millions	90	328	27
Average number of employees	8,529	14,333	60

Business - Pipe Tobacco and Accessories

Key data

(SEK millions unless otherwise stated)	2004	2005
Sales	901	920
Operating income	254	237
Operating margin, %	28.2	25.8

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2004	2005
Capital expenditures in tangible fixed assets	28	20
Average number of employees	527	524

Swedish Match is a large manufacturer of pipe tobacco. In 2005 sales grew by 2 percent to SEK 920 million (2004: 901) with currency effects, namely the increase in the value of the South African Rand versus the Swedish krona, substantially offsetting declines in most markets. Operating income declined by 7 percent to SEK 237 million (2004: 254) largely as an effect of lower volumes, a larger proportion of lower margin product sales and some restructuring costs.

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

    Pipe tobacco market

The market for pipe tobacco has been declining, by some 10 percent in Europe in volume terms, and by more than 10 percent annually in North America. The main reason is demographic – the increasing average age of consumers and the weak influx of new buyers. In South Africa, the market in volume terms is also declining, estimated to be down 10 percent in 2005 following a decline of 8 percent in 2004. The players in the pipe tobacco industry are mainly large companies, with many other tobacco products in their lines.

The largest single market for pipe tobacco is the US. Other large markets are Europe, Australia, Japan, Canada, and South Africa.

    North America

Consumption of pipe tobacco in the North American market has been declining by approximately 8 to 12 percent a year for the past several years. According to AC Nielsen the rate of decline accelerated to 14 percent in 2005. Similar rates of decline are expected to continue over the next several years. Swedish Match is the fourth largest manufacturer in North America, with a market share of approximately 16 percent and a leading position in the premium segment with Borkum Riff. Swedish Match is also strong in the mass-market segment with Half and Half, Velvet and Paladin. The Company’s largest competitors are Lane, Middleton, and Altadis.

    Western and Northern Europe

Consumption in Europe has been declining by approximately 10 percent a year over the past several years. There is a trend toward greater concentration in the retail chain. The competitive situation varies considerably between markets, with few large manufacturers. The exception is Germany, where there are a number of local and international manufacturers. Germany is one of the largest markets in Western Europe. Swedish Match has strong positions in Sweden and Finland, as well as in Switzerland and Spain. Swedish Match believes its market share in Western Europe to have been stable and below 10 percent.

    South Africa

With its acquisitions of Leonard Dingler and Brasant, Swedish Match created a solid platform in South Africa. Dingler’s brands include Boxer, Nineteen O Four, Black and White, and Giraffe. In February 2001, the Company acquired the South Africa pipe tobacco operations of BAT Rothmans with its Best Blend brand following BAT’s merger with Rothmans. Early in 2002 the government of South Africa announced double-digit increases on tobacco taxes. Sales turnover, volume, and earnings were negatively affected in both the final three months of 2001 and for most of 2002. The South African currency began to significantly strengthen versus both the US dollar and the Swedish kronor from the second half of 2002. This improved currency effect more than offset volume declines. During 2003, the South African market declined. However, the strengthening value in the South African Rand provided positive support to both sales and operating income for the business overall. In 2004, the pipe tobacco market declined by approximately 8 percent, and Swedish Match shipment volume declined at similar levels. This decline accelerated in 2005, with the South African market declining by more than 10 percent according to Swedish Match estimates.

    Other markets

Swedish Match considers that there may be market potential in Asia, some parts of Eastern Europe and Latin America.

    General

Swedish Match is one of the major players in the market for pipe tobacco. The business is global and operating margins in 2005 were 25.8 percent.

The table below shows the size of the Pipe Tobacco Business in relation to the Swedish Match Group in 2005.

	Pipe Tobacco	Swedish Match	Percent
Sales, SEK millions	920	13,311	7
Operating income, SEK millions	237	2,825	8
Capital expenditures in tangible fixed assets SEK millions	20	328	6
Average number of employees	524	14,333	4

    Business – Matches

Key data

(SEK millions unless otherwise stated)	2004	2005
Sales	1,378	1,316
Operating income	(12)	13
Operating margin, %	Neg	1.0

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2004	2005
Capital expenditures in tangible fixed assets	36	38
Average number of employees	4,746	3,328

Swedish Match markets matches under strong local brands in many markets. In 2005, the Match Business had sales of SEK 1,316 million (2004: 1,378). Operating income amounted to SEK 13 million (2004:-12).

In 2005 Swedish Match’s main markets were Europe, South America (Brazil), and Asia (Indonesia and India, among others). Substantial volumes are also exported to other countries. During 2005 the Company reduced its exposure to Asia substantially, however, when it sold its holding in associated company Jamafac in Indonesia, and when it divested its Indian match producer, Wimco. Operations in 2005 include Swedish Match Arenco, which manufactures match production and packaging machinery. Arenco was sold in January 2006.

In 2005, match production facilites were located in Tidaholm and Vetlanda (Sweden), Curitiba and Pirai (Brazil), Szeged (Hungary) and Orhangazi (Turkey), Bulgaria and India. The plant in Valencia, Spain was closed during 2005. In 2006 the Szeged Hungary facility was divested, and the Turkish facility was closed. The Company divested its Indian subsidiary Wimco Ltd in 2005 and currently has no operations in India.

    Match market

    Europe

The long-term consumption trend in Western and Northern Europe is declining. This downward trend appears to have continued in Western Europe in 2005. In Europe, the market shows a trend toward increased consumption of specialty and high value products (such as barbeque items), even as overall match consumption is declining.

    Asia

The Indian market is stable, as population growth substantially offsets a modest shift away from matches toward utility lighters for cooking, as well as declining smoking rates. The Indian market has become increasingly competitive, and Swedish Match has experienced volume declines in this market. During 2005, Swedish Match divested its holdings of Wimco Ltd, and no longer competes on the Indian Market.

    Latin America

Brazil, where the Group has established operations under well-known brand names such as FIAT LUX, is the focal point for operations in Latin America. The market share in Brazil is approximately 50 percent. In volume terms, the Brazilian market is approximately the same size as Europe, and shows a declining trend. The production is concentrated to the plant in Curitiba in Southern Brazil. Part of the output from Swedish Match’s plants is exported to neighboring countries.

    General

The Group’s product strategy includes repositioning brands, updating the product range in some markets, and obtaining better exposure in stores. The Company will continue its efforts in developing higher margin value-added products, such as firelogs and grill and barbeque products.

The table below shows the size of the Matches Business in relation to the Swedish Match Group in 2005.

	Matches	Swedish Match	Percent
Sales, SEK millions	1,316	13,311	10
Operating income, SEK millions	13	2,825	0
Capital expenditures in tangible fixed assets, SEK millions	38	328	12
Average number of employees	3,328	14,333	23

    Business – Lighters

Key data

(SEK millions unless otherwise stated)	2004	2005
Sales	582	620
Operating income	13	44
Operating margin, %	2.2	7.1

Capital expenditures and personnel

(SEK millions unless otherwise stated)	2004	2005
Capital expenditures in tangible fixed assets	17	9
Average number of employees	460	442

Swedish Match manufactures disposable lighters, with Cricket as its main brand. Its operations are global, with the largest markets being Europe and parts of Asia and South America. Sales in 2005 amounted to SEK 620 million (2004: 582). Operating income grew to SEK 44 million (2004: 13). The operating margin was 7.1 percent (2003: 2.2).

Production plants are located in Assen (The Netherlands), Manila (Philippines) and Manaus (Brazil).

    Lighter market

The world market for disposable lighters is believed by Swedish Match to be relatively stable in volume terms. The rate of growth is higher in many developing countries, where the number of smokers and income per capita are both rising. The market in Europe and the US is declining in parallel with cigarette consumption. Consumer brand loyalty is low. In most markets, there is increasing competition from lighters made in countries with relatively lower average labor costs, including China and other parts of Asia. Cost-effective production and distribution are thus becoming increasingly important competitive tools.

Bic and Tokai are the Company’s largest competitors for branded lighters.

    Western Europe

Western Europe is a mature market characterized by declining cigarette smoking and growing competition from manufacturers of low-cost lighters in Asia, which has led to declining volumes for branded lighters. Swedish Match has noted declining volumes in most Western European countries during recent years.

    Latin America and North America

The largest markets in the two regions are Brazil and the US. The American market for lighters has decreased in volume terms in recent years and declines appear to be accelerating. Swedish Match has a small presence in the US market.

    Eastern Europe

Swedish Match has a strong position in Eastern Europe. Russia is one of the more important markets for Swedish Match. Cricket is the leading brand in the Russian market. Much of the Swedish Match lighter volume supplied to Russia is produced in the Manila factory in the Philippines. Lighters sold into Russia have traditionally been priced in dollars, with the business affected by currency transaction effects. Over the last five years, the Eastern European lighter market has continued to expand, with Swedish Match, as well as other lighter manufacturers, growing volume. During 2005, volumes for Swedish Match continued to grow in Russia.

    Asia

Although Swedish Match produces lighters and sources lighter components from Asia, its presence in the Asian market in terms of market share is minimal due to the lack of presence in the substantial Chinese market.

    General

The table below shows the size of the Lighter Business in relation to the Swedish Match Group in 2005.

	Lighters	Swedish Match	Percent
Sales, SEK millions	620	13,311	5
Operating income, SEK millions	44	2,825	2
Capital expenditures in tangible fixed assets, SEK millions	9	328	3
Average number of employees	442	14,333	3

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

The world’s largest smokeless tobacco producer is UST of the US (with its Skoal and Copenhagen brands of moist snuff). Swedish Match and Conwood follow in size, producing both moist snuff and chewing tobacco. In April 2006, Reynolds American Inc., agreed to acquire Conwood, a privately held competitor with the number two positions in both Chewing tobacco and moist snuff. Following the acquisition, RJ Reynolds announced its intention to market a Swedish type of snuff in the US. In May 2006, Philip Morris USA, Inc announced that it would commence test marketing of a smokeless tobacco product in the US. Swedish Match’s moist snuff business in the US is growing over time but is still relatively small. In Sweden, which is Swedish Match’s primary moist snuff market, the Company has the largest share of the market. During the past few years, a number of companies have started manufacturing and marketing snuff products in Sweden. The largest moist snuff competitors on the Scandinavian markets are Gallaher and Fiedler & Lundgren (STK). Both Imperial Tobacco and BAT also participate in this market.

Competition in the global tobacco market is primarily based on price, quality, distribution and brands.

    Lighters and Matches

Swedish Match manufactures matches in Sweden, Brazil, and Bulgaria. Generally, the global match industry is fragmented, consisting of local companies that in some cases also have substantial exports.

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

    Production

Swedish Match currently manufactures its products at 19 production facilities located in 11 countries.

Swedish Match’s chewing tobacco production is located in its production facility in Owensboro, Kentucky in the US.

The production plants for cigars are located in Houthalen (Belgium) and Pandaan (Indonesia). Cigars are also produced in Santiago, the Dominican Republic, Danli and Confradia, Honduras, and Dothan, Alabama in the US. The Company also has tobacco farms in Jima and Mao in the Dominican Republic and in Connecticut in the US. The German company Arnold André with production plants in Bünde and Königslutter (Germany) is 40 percent owned by Swedish Match.

The Lighter production group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil.

Match production facilities are located in Tidaholm and Vetlanda, Sweden; Curitiba, and Pirai, Brazil; and Orhangazi, Turkey. The Turkish facility was closed in 2006. Production of fire products also takes place in Bulgaria.

Swedish Match produces pipe tobacco products in Boksburg and Rustenburg, South Africa and in its plant in Owensboro, Kentucky. Further, Swedish Match has a contract manufacturing agreement for pipe tobacco with the Danish company MacBaren.

The snuff product group has production facilities located in Gothenburg and Kungälv, Sweden, Owensboro, Kentucky and Boksburg, South Africa.

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

    Regulation

The manufacture, marketing and sale of tobacco are highly regulated. A brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), US, and South African markets is given below. Approximately 85 percent of Swedish Match’s revenues in 2005 originate in the European Union, South Africa and the US. In these markets, the business in the tobacco segment is subject to a diverse number of restrictions and excise duties. A major risk to the Company’s future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced on the Company’s products.

    Sweden

Marketing Act (SFS 1995:450). The Marketing Act regulates the marketing of all types of products and includes a catalogue of requirements regarding marketing activities. The Marketing Act gives the Consumer Ombudsman (KO) considerable power in his/her role as regulator, including the power of prohibition and information requirements for enterprises.

Tobacco Act (SFS 1993:581). The Tobacco Act prohibits smoking in certain areas, e.g. in restaurants and other premises where food or drinks are served. Further the Tobacco Act prescribes warning labels and prohibits the use of names, trademarks and figures or other signs suggesting that a particular tobacco product is less harmful than others on the packaging of tobacco products. The Tobacco Act also contains rules on declaration of contents in products in accordance with EU directives and an age limit of 18 years for purchases of tobacco products. As of July 1, 2005 the Act prescribes a general ban on advertising and marketing of tobacco products to consumers. This ban covers all kinds of advertising and marketing of tobacco products to consumers in Sweden, except for (i) marketing which is not considered commercial advertising in media protected by the Swedish Constitution, (ii) the mere sale of tobacco products and (iii) moderate commercial messages at points of sale. Moreover, the legislation contains a prohibition for manufacturers, wholesale traders and importers of tobacco products to sponsor events or activities that are open to the general public or which may have cross border effects, if the sponsoring could be considered to have the direct or indirect effect of promoting tobacco products.

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

    European Union

Council Directive 89/552/EEC. This directive provides for a complete ban on tobacco advertising and tobacco sponsorship on television. The directive was amended by Directive 97/35/EC of the European Parliament and of the Council of June 30, 1997 on the coordination of certain provisions laid down by law, regulation or administrative action in Member States concerning the pursuit of television broadcasting activities.

Council Directive 2003/33/EC. This directive provides for a ban, with few limited exceptions, of tobacco advertising in printed media, radio broadcasting and information society services, as well as on sponsorship of events with cross-border effects with the aim of promoting tobacco products. The directive came into force in June 2003 and had to be implemented by the Member States by July 31, 2005.

Council Directive 2001/37/EC. This directive sets forth the labelling requirements for all tobacco products sold in the European Union. Through the directive the strong warning for smokeless tobacco “causes cancer” was changed to the more general warning text “This product can damage your health and is addictive”. For other tobacco products there are two new general warnings: “Smoking kills”/”Smoking can kill” and “Smoking seriously harms you and others around you” and a list of additional warnings. The size for the general warnings and the warning for smokeless tobacco at the respective surface of the pack is now required to be 30 percent and 32 percent (2 languages) and 35 percent (three languages). For certain products, such as cigar boxes there are special conditions as to the size of the health warning. The directive requires a batch number on the tobacco product for proper identification. Member states will require manufacturers and importers of tobacco products to submit to them a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type. This information will be submitted on a yearly basis. By December 31, 2004, the Commission should have proposed a common list of ingredients to be used in tobacco products but no such proposal has been made yet. Effective September 30, 2003, texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others are forbidden on the packaging of tobacco products (descriptors, such as light and mild). The Commission will regularly report on any new scientific and technological developments to the Member States with a view to keep the Directive up to date. The marketing of certain forms of tobacco for oral use (including moist snuff) is still prohibited, without prejudice to article 151 of the Act of Accession of Austria, Finland and Sweden.

According to Article 11 of the Directive 2001/37/EC, the Commission is obliged to submit by December 31, 2004, and every two years thereafter, to the European Parliament, the Council and the Economic and Social Committee a report on the application of this Directive. On submission of the first report, the Commission should indicate in particular the features, which should be reviewed or developed in the light of developments in scientific and technical knowledge. The report should include an evaluation of tobacco products which may have the potential to reduce harm. The first report was made public only in July 2005 and fell short of many of the requirements. It did not contain any common list of ingredients or any comments in regards to tobacco products which may have the potential to reduce harm. The Commission has informed that these issues will be dealt with in the upcoming report due by December 2006. In regards to tobacco products which may have the potential to reduce harm, the Commission has requested a scientific opinion from their own Scientific Committee on Newly and Emerging Health Risks (SCENIHR). The SCENIHR deadline is set for November 2006. The evaluation of SCENIHR and the other outstanding reporting issues are expected to be incorporated in the December 2006 report.

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

International Framework Convention on Tobacco Control – On June 16, 2003, the EU signed the WHO’s International Framework Convention on Tobacco Control. On May 2, 2006, 168 countries had signed and 126 countries had become parties to the Treaty.

United States

The US Federal Trade Commission (the “FTC”) and the Department of Justice regulate the US tobacco industry. The smokeless portion of the US tobacco market is regulated by the Comprehensive Smokeless Tobacco Health Education Act of 1986, which is enforced by the FTC. This legislation requires that, among other things, warning texts be prominently displayed on products, packaging, advertising and advertising articles. Advertising smokeless tobacco products via electronic media (radio and television) is prohibited. Swedish Match North America is also subject to an FTC Order that is aimed at television and radio transmissions of events sponsored by the Company. Many states have adopted stricter legislation covering advertising, coupon offers and sampling of smokeless tobacco products. In addition, the minimum age for the purchase and use of the Company’s products, such as chewing tobacco, is 18 in most states.

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

Chewing tobacco, moist snuff, cigars and pipe tobacco are all subject to excise taxes at the federal and state levels. Federal excise taxes are based on weight whereas state excise taxes are generally expressed as a percentage of the manufacturer’s list or wholesale prices. State excise taxes vary from state to state and from product to product. These taxes vary from a low of zero in one state to a high of 90 percent in Massachusetts. Otherwise, excise taxes are on average in the range of 25-35 percent.

In the autumn of 2004, the US Senate considered legislation that would grant the Food and Drug Administration (“FDA”) authority to regulate tobacco products. Among other things, the legislation called for the prohibition of free samples and self-service displays. The proposed legislation also limited certain advertising and labeling to a text only format and called for a ban on the sale or distribution of non-tobacco items that bear tobacco brand names, such as hats and t-shirts, and would have restricted sponsorship of events to corporate name only. In addition, the FDA was to be empowered to adopt rules regarding the manufacture, ingredient content, and pre-approval of tobacco products. The proposed legislation passed the US Senate, but failed to garner sufficient support in the House of Representatives and was not enacted into law. There remains uncertainty as to whether the US Congress can gain passage of legislation in the future to permit the FDA to regulate tobacco as outlined above or to permit the FDA to regulate tobacco in a different manner.

In 2004, Congress passed legislation to eliminate the federal price support system for tobacco farmers and, in its place, provided an estimated US$10.1 billion buy out of tobacco farmers over the next 10 years. The buy out will be funded by quarterly assessments on tobacco manufacturers. Cigarette manufacturers will pay 96.331 percent of the buy out; cigar manufacturers will pay 2.783 percent; moist snuff manufacturers will pay 0.539 percent; roll-your-own manufacturers will pay 0.171 percent; chewing tobacco manufacturers will pay 0.111 percent; and, manufacturers of pipe tobacco will pay 0.066 percent. Within each category, an individual company’s assessment is based upon its market share. The 2005 payments will be based upon 2004 market shares, 2006 payments will be based upon 2005 market shares, etc. It is estimated that SMNA’s share will be approximately US$3 million per year.

As opposed to the strict regulatory regimes for tobacco products, legislation requiring that lighters sold in the US be child-resistant is the only special legislation affecting the match and lighter business.

    South Africa

In South Africa the consumption and promotion of tobacco products is regulated and controlled by the “Tobacco Products Control Act No. 83 of 1993” (as amended by the “Tobacco Products Control Amendment Act, 12 of 1999”), and the regulations promulgated thereunder. The legislation prohibits or restricts smoking in public places, regulates the sale and advertising of tobacco products and prescribes the health messages that are to be reflected on packages. The Tobacco Products Control Act include: the prohibition of smoking tobacco products in any public place, the complete ban on the advertising and promotion of tobacco products, the restriction of the sale of tobacco products except in packages bearing the prescribed health warning, the prohibition of the sale of tobacco products to persons under the age of 16 years and the prohibition on the distribution and supply of tobacco products for free, or at a reduced price, or coupled to any reward, such as gifts, cash rebates or rights to participate in contests.

Regulations made in terms of the Act deal with maximum tar and nicotine yield on cigarettes, permissible public smoking areas, point of sale of tobacco products (e.g. signage), exemption from unintended consequences of the legislation and the phasing out of existing sponsorship and contractual obligations. Excise duties including VAT on smoking pipe tobacco products in South Africa are levied at the current uniform rate of 52 percent of the manufacturers suggested retail price.

The South African Minister of Health has proposed a bill of amendment of the Act. The bill has not yet been enacted by the Parliament. The proposed changes would restrict further the way tobacco business may be undertaken in South Africa mainly by restricting the display of tobacco products at points of sale, requiring more extensive warning labels including pictures or pictograms to be borne by tobacco products, limiting the means of distribution of tobacco products, increasing tax rates and penalties for breaches of the act and requiring manufacturers and importers of tobacco products to provide extensive information about products, marketing expenditure, product research spending and sales.

    Seasonality

There is no material seasonality in the consumption of Swedish Match products. There are some quarterly variations in shipments, especially for cigars.

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

4C Organizational Structure

The following is a list of the Company’s significant subsidiaries as of June 1, 2006:

Company	Country of Incorporation	Swedish Match Ownership Interest (%)	Swedish Match Voting Interest (%)
Swedish Match North Europe AB	Sweden	100	100
Swedish Match Distribution AB	Sweden	100	100
Intermatch Sweden AB	Sweden	100	100
Swedish Match Industries AB	Sweden	100	100
Svenska tändsticksbolaget försäljningsaktiebolag	Sweden	100	100
Swedish Match North America Inc.	United States	100	100
General Cigar Holdings, Inc.	United States	100	100
Swedish Match Group BV	The Netherlands	100	100
Swedish Match Cigars BV	The Netherlands	100	100
Swedish Match Cigars NV	Belgium	100	100
Swedish Match Lighters BV	The Netherlands	100	100
Swedish Match UK Ltd	United Kingdom	100	100
Swedish Match Nederland BV	The Netherlands	100	100
Swedish Match France SARL	France	100	100
Swedish Match Fosforos Espana SA	Spain	100	100
Swedish Match Kibrit ve Cakmak ve Endustri AS	Turkey	100	100
Swedish Match do Brazil SA	Brazil	99.4	99.4
Leonard Dingler (Pty) Ltd	South Africa	100	100
Best Blend (Pty) Ltd	South Africa	100	100
Swedish Match Philippines Inc.	Philippines	100	100

4D Property, Plants and Equipment

Swedish Match manufactures its products at 19 production facilities located in 11 countries. The output of a number of the Company’s plants is limited by the environment permits issued.

The Chewing Tobacco product group has one production facility located in Owensboro, Kentucky.

Cigar production plants are located in Houthalen ,Belgium, Pandaan, Indonesia, Santiago, the Dominican Republic, Danli and Confradia, Honduras, and Dothan, Alabama in the US The Company also has tobacco farms in Jima and Mao in the Dominican Republic and in Connecticut in the US

The Lighter Product group has production facilities located in Assen, the Netherlands; Manila, Philippines; and Manaus, Brazil.

The Match Product group has production facilities located in Tidaholm and Vetlanda, Sweden; Curitiba and Pirai, Brazil and also a small plant in Bulgaria. The Company also has poplar plantations in Brazil to supply raw material for match production. A plant in Valencia, Spain was closed down during 2005 and a plant in Orhangazi, Turkey has been closed during 2006. The plants in Szeged, Hungary and India as well as the plants belonging to the manufacturer of match-making and packaging machinery, Swedish Match Arenco, with plants in Kalmar and Halmstad, Sweden and Shanghai, China were all divested during 2005 or the first quarter 2006 as part of the streamlining of the match operations in 2005.

Swedish Match produces pipe tobacco products in Boksburg and Rustenburg, South Africa and Owensboro, Kentucky. Further, Swedish Match has a contract manufacturing agreement for pipe tobacco with the Danish company MacBaren.

The Snuff product group has production facilities located in Gothenburg and Kungälv, Sweden. The production for the American market takes place in Owensboro, Kentucky. With the acquisition of Leonard Dingler, the group has production facilities in South Africa.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

The discussion and analysis by management of the financial condition and results of operations of the Group that follows should be read together with the Selected Financial Data, the Consolidated Financial Statements and the Notes thereto that appear elsewhere herein.

The Group’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standard (IFRS) approved by the European Commission for application within the European Union, which differs in certain respects from generally accepted accounting principles applied in the US. For a discussion of significant differences between IFRS and US GAAP and a reconciliation of the Group’s shareholders’ equity at December 31, 2004 and 2005 and net income for the years ended December 31, 2004 and 2005 to US GAAP see Note 34 of the Notes to the Consolidated Financial Statements.

    Overview

Swedish Match is a Swedish-based international group that produces a broad range of niche tobacco products including snuff, chewing tobacco, cigars and pipe tobacco as well as matches and disposable lighters. Swedish Match products are sold in more than 120 countries. Within the Company’s product offering, there are products characterized by very strong brand loyalty among consumers (for example, snuff and cigars), as well as products whose trademarks are of lesser importance to the consumer (for example lighters). A common characteristic of these products is that the consumer demands a high degree of accessibility to the products.

Several general factors, as discussed below, have affected the Group’s results during the periods under review.

Consolidated sales for 2005 reached SEK 13,311 million compared with SEK 13,007 million in 2004. Sales increased in all product areas but for the matches product area, where sales declined as a result of the divestment of the Indian match company Wimco during the year. Income after financial items decreased to SEK 2,696 million in 2005 from SEK 3,429 million in 2004. Operating income in 2004 was positively affected by a settlement of SEK 1,521 million between Swedish Match North America and UST. According to the settlement, Swedish Match received a cash payment of USD 200 million and UST transferred its cigar operations to Swedish Match. Operating income in 2004 also included an impairment charge of SEK 150 million relating to the match operations and provisions for the acquisition of a minority of the shares in Wimco Ltd. in India of SEK 90 million. The 2005 operating income was favorably affected by a gain from the sale of office property of SEK 206 million. Excluding these items, operating income increased by 13 percent.

In 2005, net income per share amounted to SEK 5.61 from which a dividend payment of SEK 2.10 was paid in May 2006.

    Business environment

The Group’s pipe and chewing tobacco businesses have generally been characterized by declining volumes over recent years, due in part to demographic changes, and in part to regulations and health concerns in the industrialized countries that comprise the Group’s primary markets. Snuff and cigars have increased in volume. Regulations have limited the consumption of smoking products by imposing bans on smoking in public areas and in the workplace. Taxes have made smoking products increasingly expensive. Individuals have given up smoking due to health concerns or generally changing habits.

In response to the declining demand for cigarettes, as of July 1, 1999 the Company sold its cigarette business to Austria Tabak. In addition, management has had three other principal responses to operating in an environment of declining volumes for certain smoking products and chewing tobacco, with a view to maintaining or increasing profitability.

First, as the tobacco industry, including Swedish Match, has generally been characterized by overcapacity, management has continued to implement cost-saving measures through consolidating production, closing plants, reducing personnel, developing more efficient manufacturing processes and, in relation to the cigar business with certain acquisitions.

Second, the Group has generally been able to effect price increases on tobacco products that compensate or occasionally more than compensate for volume declines. Price increases are aided by the fact that the price charged by a manufacturer is a relatively small percentage of the consumer price due to high excise taxes. However, there can be no assurance that the Group will be able to continue to effect price increases as it has in the past.

Third, the Group has introduced new brands and product variants, and to some extent, expanded its markets geographically, as well as increased sales of certain existing products. The Company’s most important product category – moist snuff – often serves as a cigarette alternative product in some markets, and thus enjoys a growth potential as cigarette consumers opt to switch to moist snuff.

In most of the important markets in which the Company sells matches there has also been a general decline in the volumes of matches sold, due to declining volumes of smoking products in industrialized countries, the substitution of matches by disposable lighters, and to increased electrification worldwide. The match and lighter markets are characterized by production overcapacity. Management has sought to introduce price increases and to rationalize operations, while also seeking new markets in Europe and elsewhere. Rationalization measures have included consolidating operations through reduction of production capacity and reducing the number of product variants.

    Tobacco taxes

Taxes generally represent a significant percentage of the consumer price of tobacco products and have been steadily increased by governments in many of Swedish Match’s markets.

    Currency

Certain of the Group’s product areas are significantly affected by fluctuations in foreign currency exchange rates.

In the Chewing Tobacco product area and the US part of the Snuff and Cigar product areas, changes in the US dollar against the Swedish krona exchange rate have a translation impact on net income.

In the Swedish part of the Snuff product area, currency movements have had a fairly limited effect on results and are mainly restricted to the US dollar exposure on purchases of leaf tobacco.

In the Cigar product area, the plants in Belgium export to other countries outside the European Monetary Union countries, including Sweden and Australia. Hence, changes in the exchange rate between the invoicing currency and the currency used in the financial statements of the producing company will have a transaction effect. Additionally, changes between the reporting currency of the local company and the Swedish krona will have a translation effect on net income when the local results of operations are translated into Swedish kronor.

In the Lighters product area, approximately 40 percent of Swedish Match’s lighters sales are invoiced in US dollars, with results affected by changes in the US dollar against the euro and the Philippine peso, the two currencies in which the major part of production costs are incurred.

In the Match product area, Swedish Match operates production facilities in Brazil and Sweden. Results from the Brazilian operation are affected by movements between the Swedish krona and the Brazilian real.

    Country risks

The Company maintains a large global presence and its operations can be significantly and adversely affected by political and economic instability in developing world countries. The Company believes that its future results of operations and financial condition will be affected by the economic, regulatory and political situations in the countries in which it conducts its operations, which situations are generally unpredictable and outside the control of the Company. For further information concerning the Company’s trend information see “Item 5. D Trend Information”.

    Critical Accounting Policies

Swedish Match’s consolidated financial statements are prepared in accordance with IFRS which requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. IFRS differs in certain significant respects from US GAAP. Accordingly, the Company has prepared a description of the significant differences and a reconciliation of consolidated net income and stockholders’ equity from IFRS to US GAAP in Note 34 of the Notes to the Consolidated Financial Statements. In preparing these financial statements, the Company’s management has made its best estimates and judgments of certain amounts, giving due consideration to materiality.

Management believes the following represents Swedish Match’s critical accounting policies under IFRS and US GAAP. For a further discussion of the application of these and other accounting policies, see Note 1 and Note 34 of the Notes to the Consolidated Financial Statements.

    Intangible assets

According to IFRS intangible assets are to be defined as having either definite or indefinite lives. Intangible assets with indefinite useful lives are not amortized but instead tested annually for impairment. Goodwill, according to IFRS, has by definition an indefinite useful life and is therefore not amortized. Acquired trademarks have been deemed to have definite useful lives and are amortized over a period of 10 – 20 years. Well known trademarks that have been operating for more than 20 years and have a strong market position are amortized over 20 years. Trademarks and intangible assets that are being amortized are tested for impairment when circumstances indicate that the value of the intangible asset is impaired. The impairment tests include significant judgments made by management. Future events could cause management to conclude that impairment indicators exist and that an intangible asset is impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. Under IFRS the Company’s intangible assets amounted to SEK 4,265 million in 2005 compared with SEK 3,452 million in 2004. Amortization in 2005 amounted to SEK 121 million compared with SEK 147 million in 2004 under IFRS. Under US GAAP, the Company’s intangible assets amounted to SEK 5,056 million in 2005 compared with SEK 5,147 million in 2004. Amortization under US GAAP amounted to SEK 121 million in 2005 compared with SEK 147 million in 2004. The higher amount for goodwill under US GAAP is due to goodwill not having been amortized during 2002 and 2003 in accordance with FAS 142 and “push down goodwill” from Volvo’s acquisition of Swedish Match in 1994. US GAAP requires that “push down” accounting be applied for independent annual reports of subsidiaries if the ownership is 95 percent or more, which was the case when Volvo acquired Swedish Match in 1994. Consequently, the adjustment made in accordance with the application of the purchase method resulting from the acquisition of Swedish Match by Volvo, began being reported for US GAAP purposes by Swedish Match in June 1994.

In accordance with the US accounting standard FAS 142, “Goodwill and Other Intangible Assets”, which applies from January 1, 2002, goodwill and intangible assets that have a indefinite useful lives are no longer amortized. Instead, an impairment test shall be made in connection with the transition to FAS 142, and then on an annual basis. As a consequence, the goodwill amortizations made during 2002 and 2003, SEK 208 million and SEK 212 million respectively in accordance with Swedish accounting principles, were reversed for US GAAP purposes. According to FAS 142, potential impairment arises if the book value of a “reporting unit” exceeds its fair value. The implied value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. With the transition to FAS 142, an impairment test of goodwill was made January 1, 2002. This resulted in a goodwill write-down in accordance with US GAAP of SEK 206 million in pipe tobacco operations in northern Europe. The fair value of the operations was calculated as the present value of the estimated future payments which the operations can be expected to give rise to.

    Deferred taxes

According to IFRS deferred taxes are recognized for temporary differences which arise between the tax and book value of assets and liabilities as well as for unutilized tax losses carry-forwards to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Deferred tax assets for unutilized tax losses amounted to SEK 27 million in 2005. Uncertainty in the future outlook for the economy or other failure to estimate future profit accurately could result in lower taxable income in the future in the subsidiaries where deferred tax assets for tax losses have been recognized. As a consequence the actual utilization of deferred tax assets may differ from expected utilization and therefore may affect future earnings.

Under US GAAP deferred taxes are recognized for virtually all temporary differences and a valuation allowance is established to the extent that it is more likely than not that a deferred tax asset will not be realized. The accounting policies under IFRS and US GAAP have not given rise to any GAAP differences related to deferred tax assets.

    Legal proceedings

As discussed in Item 8 and Note 27 of the Notes to the Consolidated Financial Statements, Swedish Match is currently involved in certain tobacco liability lawsuits. Management holds the view that there are good defenses against all the claims and each case will be defended vigorously, and the Company has not provided any amounts in the Consolidated Financial Statements for unfavorable outcomes. It is possible that the Company’s business, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of certain pending litigation.

    Accounting for pensions

Calculating pension obligations requires management to make assumptions on the discount rate, expected return on plan assets and rate of compensation increases etc. Actual results could differ from the assumptions made.

IFRS requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and recognize expenses relating to such amounts as the enterprise consumes the economic benefits arising from services. The benefit obligations of the Company’s defined benefit pension plans and post employment medical benefit plans were estimated to exceed the fair value of plan assets by SEK 569 million before taxes and unrecognized actuarial losses.

Under US GAAP, pensions are accounted for in accordance with FAS No. 87 “Employers’ Accounting for Pensions”. The Group has estimated the effect on net income and shareholders’ equity assuming FAS No. 87 provisions would be applied as set forth in Note 34 to the Consolidated Financial Statements.

    Results of Operations

The following table sets forth the net sales and operating profit by product for the periods indicated.

	For the years ended December 31,
	2004	2005
	(SEK millions unless otherwise stated)
Snuff
Sales	3,081	3,131
Operating income	1,376	1,504
Operating margin, %	44.7	48.0

Chewing Tobacco
Sales	1,058	1,079
Operating income	304	347
Operating margin, %	28.7	32.2

Cigars
Sales	3,171	3,283
Operating income	567	819	[1]
Operating margin, %	17.9	18.7

Pipe Tobacco & Accessories
Sales	901	920
Operating income	254	237
Operating margin, %	28.2	25.8

Matches
Sales	1,378	1,316
Operating income	(252)[2]	13
Operating margin, %	(18.3)	1.0

Lighters
Sales	582	620
Operating income	13	44
Operating margin, %	2.2	7.1

Other operations
Sales	2,836	2,962
Operating income	(190)	(140)
Income from settlement with UST	1,521	—

Group Total
Sales	13,007	13,311
Operating income.	3,593	2,825
Operating margin, %	27.6	21.2

[1]	Including a gain from sale of office property of SEK 206 million.
[2]	Including an impairment charge of SEK 150 million and provisions for acquisitions of shares in Wimco Ltd of SEK 90 million.

    2005 compared with 2004

    Sales

Group net sales amounted to SEK 13,311 million in 2005 compared with SEK 13,007 million in 2004. Sales in local currency increased by 1 percent, and by 4 percent excluding divested businesses. Sales grew for all product areas except Matches.

Sales in the Snuff product area increased by 2 percent to SEK 3,131 million in 2005 from SEK 3,081 million in 2004. Volumes in northern Europe increased by 1 percent, measured in the number of cans sold. In the Swedish market, volume development during 2005 was weaker than previous years due to a slowdown in total market growth and increased competition. In the US, volume grew by 5 percent. In the US, Swedish Match total market share amounted to 9.4 percent compared with 8.9 percent year ago according to AC Nielsen data.

Sales in the Chewing Tobacco product area grew by 2 percent to SEK 1,079 million in 2005 compared with SEK 1,058 million in 2004. Sales in local currency were up slightly. The Chewing Tobacco segment in the US has been characterized by annual volume declines of approximately 5 to 7 percent. In 2005 the market decreased by 7.4 percent according to AC Nielsen data.

In the Cigar product area sales increased by 4 percent from SEK 3171 million in 2004 to SEK 3,283 million in 2005. In local currency sales increased by 2 percent. Volumes declined by 4 percent, with the US machine made cigar volume declining by 6 percent. In the European market, volume growth varied between different countries, with total volume slightly lower than the preceding year.

Sales in the Pipe Tobacco & Accessories product area grew by 2 percent, to SEK 920 million in 2005 compared with SEK 901 million in 2004. Sales volume declined in 2005 but sales in SEK were favorably impacted by an increase in the value of the South African Rand versus the prior year period.

Sales by the Matches product area decreased by 4 percent to SEK 1,316 million in 2005 from SEK 1,378 million in 2004. Sales volume declined in many markets.

Sales by the Lighters product area grew by 7 percent to SEK 620 million in 2005 from SEK 582 million in 2004. The lighter business is faced with an increasingly competitive situation due to low price competition.

    Operating income

Operating income declined in 2005 to SEK 2,825 million from SEK 3,593 million in 2004. Operating income in 2004 includes an income of SEK 1,521 from a settlement with UST and expense of SEK 240 million for a write down in match operations and provisions for acquisition of shares in Wimco Ltd in India. Excluding these items, operating income in 2004 amounted to SEK 2,312 million. Operating income in 2005 includes income from the sale of real estate in the amount of SEK 206 million. Excluding this sale, operating income in 2005 was SEK 2,618 million, an increase of 13 percent from the underlying income of SEK 2,312 million in 2004.

The Snuff product area’s operating income was SEK 1,504 million in 2005 compared with SEK 1,376 million in 2004, up 9 percent compared with 2004. In local currencies operating income increased by 9 percent.

Operating income for the Chewing Tobacco product area increased to SEK 347 million in 2005 from SEK 304 million in 2004.

Operating income from the Cigar product area increased from SEK 567 million in 2004 to SEK 613 million in 2005, an increase of 8 percent attributable mainly to cost reductions in the US and Europe.

Operating income from the Pipe Tobacco & Accessories product area decreased by 7 percent to SEK 237 million in 2005 compared with SEK 254 million in 2004. Operating income was favorably affected by improved productivity, better price levels and a strengthening of the South African Rand, but was more than offset, however, by declining volumes in all major markets.

Operating income from the Matches product area increased to SEK 13 million in 2005 compared to a loss of SEK 252 million in 2004. The operating loss in 2004 includes impairment charges of SEK 150 million and provisions of SEK 90 million for the acquisition of shares in Wimco Ltd. in India.

Operating income from the Lighters product area increased to SEK 44 million in 2005 compared with SEK 13 million in 2004. The improved operating income is due the positive impact of past restructuring efforts.

Other activities include, among other things, the distribution of tobacco products in the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. Operating income in 2005 amounted to a deficit of SEK 140 million compared with a deficit of SEK 190 million in 2004. Earnings in 2004 were charged with SEK 29 million for provisions related to severance pay and other items for the former Chief Executive Officer plus expenses of SEK 15 million for the closure of a distribution center in Malmö, Sweden.

    Net financial expense

Net interest expense amounted to SEK 128 million in 2005 compared with SEK 164 million in 2004. Interest income decreased to SEK 91 million in 2005 from SEK 103 million in 2004. Interest expense decreased to SEK 197 million in 2005 compared with SEK 266 million in 2004. Included in net financial expense is a net foreign exchange loss in 2005 of SEK 5 million compared with a net foreign exchange gain of SEK 3 million in 2004. Other financial expenses in 2005 amounted to SEK 17 million in 2005 compared with expenses of SEK 4 million in 2004. Other financial expenses in 2005 include certain bank charges.

    Depreciation and amortization

Total depreciation on tangible fixed assets in 2005 amounted to SEK 337 million compared with SEK 332 million in 2004. Amortization on intangible assets relating to trademarks etc. amounted to SEK 121 million in 2005 compared with SEK 147 million in 2004. Goodwill is no longer amortized but instead an annual impairment test is done. In addition to the annual impairment test, certain parts of the match operations were reviewed during 2005 due to deterioration in market conditions. This resulted in a write down of SEK 67 million in 2005 of which SEK 57 million related to goodwill. In 2004 intangible assets were written down by SEK 55 million. Tangible assets were written down by 53 million in 2005 which affected the match result by SEK 38 million and the cigar operations by 15 million. In 2004 tangible asets were written down by SEK 219 million.

    Income taxes

Income taxes in 2005 amounted to SEK 919 million amounting to an effective tax rate of 34 percent. The tax rate of the Group is generally higher than the Swedish tax rate of 28 percent due to the impact of foreign tax rates, which are usually higher than the Swedish tax rate, and certain non deductible items. The tax rate for 2005 was affected by the fact that the tax on a capital gain from the sale of office property in New York was estimated at 55 percent.

Income tax in 2004 amounted to SEK 1,345 million corresponding to an effective tax rate of 39 percent. The rate was temporarily increased as a result of a 42 percent tax charge on the settlement income received from UST, and because the provision for acquiring shares in Wimco Ltd., in India, the impairment charge on match assets and certain restructuring costs were not expected to be tax-deductible.

The possibility of utilizing tax loss carryforwards affects the Company’s tax expense. As of December 31, 2005, unutilized tax-loss carryforwards amounted to SEK 392 million. Unutilized tax-loss carryforwards are attributable to operations outside Sweden, and it is estimated that only approximately SEK 90 million of these will be utilized in future years although the amount ultimately utilized will depend upon the Company’s geographic distribution of income. The estimated taxes on the SEK 90 million have been included as a deferred tax asset in the Consolidated Financial Statements. See Note 9 to the Consolidated Financial Statements.

The Group is not involved in any tax litigation that could materially affect its results of operations or financial condition.

    Net Income

Net income decreased to SEK 1,777 million in 2005 from SEK 2,084 million in 2004 due to the factors described above. Of the net income of SEK 1,777 million in 2005 SEK 1,769 was attributable to the equity holders of the parent company and SEK 9 million was attributable to minority interests. Of the net income of SEK 2,084 in 2004 SEK 2,011 million was attributable to the equity holders of the parent company and SEK 72 million was attributable to minority interests. Earnings per share decreased in 2005 to SEK 5.61 from SEK 6.18 in 2004.

    Recently issued accounting pronouncements under US GAAP

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-based payment.” The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date for the adoption of the standard is January 1, 2006. The revised standard applies to new awards granted after the effective date, and also, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group’s consolidated financial position and results of operations reported in accordance with US GAAP has not been determined.

In December 2004, the FASB issued SFAS 153, “Exchanges of nonmonetary assets - an amendment of APB Opinion No. 29.” APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under US GAAP occurring after December 31, 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) - SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

•	Establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest (that is itself a derivative financial instrument).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity´s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 on its financial position and results of operations.

    International Financial Reporting Standards (IFRS)

From January 2005 the Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations

Committee (IFRIC), approved by the European Commission for application within the European Union (EU). The transition to accounting in accordance with IFRS for the Group has been reported in accordance with IFRS 1 and is described in note 32 in the notes to the consolidated financial statements. In accordance with the voluntary exceptions permitted in IFRS, comparative figures for 2004 are not provided for IAS 39 Financial Instruments. This standard is applied prospectively from January 1, 2005. The application of IAS 39 has meant that equity was affected by SEK 31 million as of January 1, 2005. The effects of IAS 39 on the income statement for 2005 were marginal.

    Share structure

A number of measures were implemented during 2003, 2004 and 2005 as part of the Company’s effort to optimize its balance sheet. During 2003, 15.3 million shares were repurchased under the Company’s buy-back program at an average price of SEK 62.83 and during 2004, 8.8 million shares were repurchased at an average price of SEK 74.52. During 2005, 16.2 million shares were repurchased at an average price of SEK 88.37 During the same period the Annual General Meetings have approved reductions of the share capital by cancellation of repurchased shares. In 2003 the share capital was reduced by SEK 24 million by canceling 10 million shares and in 2004, the share capital was reduced by SEK 36 million by canceling a further 15 million shares. In 2005 the share capital was reduced by by SEK 28.8 million by cancelling 12 million shares. During 2003, 2004 and 2005 the Company has also sold shares as a result of option holders exercising their options. In 2003 1.6 million shares were sold, in 2004 2.0 million shares were sold and in 2005, 0.6 million shares were sold.

In 2005 the Company also reduced the par value of the shares from SEK 2.40 to SEK 1.20 and reduced the statutory reserve of the Parent Company by SEK 114 million. These reduction resulted in the transfer of SEK 532 million from restricted shareholders equity to non-restricted equity. Following these transactions the Company as at December 31, 2005 had a share capital of SEK 389.5 million represented by 324.6 million registered shares and the Company held 18.7 million shares in its treasury. In addition, at year end, the Company had issued call options on its own holding corresponding to 4.9 million shares with exercise successively from 2006 to 2010.

Pursuant to a decision by the Annual general Meeting in April 2006 24 million shares where cancelled in May 2006 with a simultaneous bonus issue in an amount of SEK 28.8 million. This latter transaction had the effect that the share capital was not reduced by the cancellation of shares. In addition the Annual General Meeting resolved to reduce the statutory reserves of the Parent Company by SEK 80 million to zero. The Annual General Meeting also renewed the mandate to repurchase shares in such numbers that the Company’s holding at any given time does not exceed 10 percent of the shares in the Company. Share buybacks have continued in 2006. From January 1, 2006 through June 16, 2006 the Company has repurchased a further 11.5 million shares and from January 1, 2006 through June 16, 2006 the Company has sold 1.4 million treasury shares as a result of options holders redeeming their options. As of June 16, 2006 Swedish Match held 13.5 million shares, equal to 4.5 percent of the Company’s total outstanding shares and has issued call options on its treasury shares corresponding to4.0 million shares. The call options can be exercised successively from 2006 to 2011.

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

Debt structure and liquid funds

In 1998 Swedish Match established a medium-term notes program for issuance of debt securities of SEK 2,000 million which program was increased to SEK 4,000 million in 2001. The Company had debt securities of SEK 1,889 million outstanding as of December 31, 2005 with the following maturities.

Amount	Maturity, year	Interest rate, percent (1)
SEK 317million	2007	4.56
SEK 652 million	2008	2.38
SEK 100 million	2009	1.94
SEK 300 million	2010	1.95
SEK 520 million	2011	2.22

(1)	Most interest rates have been swapped to a variable three-month rate.

In 1999 the Company established a medium-term notes program for issuance of debt securities of euro 500 million, which program was increased to euro 1,000 million in 2001. The Company had debt securities of euro 200 million, equivalent to SEK 1,620 million, outstanding as of December 31, 2005 and with the following maturities.

Amount	Maturity, year	Interest rate, percent (1)
SEK 1,432 million	2006	1.67-5.97
SEK 94 million	2008	2.88
SEK 94 million	2010	3.06

(1)	Interest rates have been swapped to variable three-month rate

The net proceeds from the sale of the unsecured debt from the two medium-term programs were used for general corporate purposes including investments in acquisitions of subsidiaries and buyback of shares.

In 1998 and 2002, the Company sold property and is now renting the same property in accordance with a leasing agreement, which according to IFRS is classified as an operating lease. The lease arrangement is with a leasing company that has established a company for the purpose of owning the property and renting it back to Swedish Match. Swedish Match paid SEK 10 million of capital into this entity and has no further obligation but for the quarterly renting costs. The leasing company put SEK 5 million of capital into the entity, arranged with external financing, and has unlimited liability for the liabilities of the entity.

Swedish Match is in compliance with all covenants or other requirements set forth in its credit agreements. Furthermore, Swedish Match does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in the Company’s credit rating could adversely affect Swedish Match’s ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. For example, a downgrade in credit rating could preclude Swedish Match’s ability to issue debt securities under its current programs. Should this occur, Swedish Match would seek alternative sources of funding including other potential bond offerings and secured lending. Swedish Match has the ability to draw upon its euro 250 million revolving credit facility prior to its commitment termination in December 2010.

At December 31, 2005 Swedish Match had the following credit ratings from Standard & Poor’s and Moody’s Investor Service:

	Standard & Poor’s	Moody’s
Long-term rating	A-	Baa1
Outlook	Stable	Stable

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

At year end 2005, liquid funds amounted to SEK 3,657 million, compared with SEK 3,002 million at the beginning of the year.

At year-end 2005, SEK 1,729 million of the Group’s liquid funds were deposited in bank accounts and SEK 1,929 million in other financial investments. The SEK 1,929 million of other financial investments is made up of investments in bank certificates, mortgage certificates, mortgage bonds, treasury bills and government bonds. Investment of the liquidity surplus is made in accordance with the finance policy determined by the Board.

Swedish Match’s liquidity flows are considerably greater than the 2005 net sales of SEK 13,311 million. This is because Swedish Match also charges tobacco taxes and VAT on the tobacco tax portion of the sales prices for sales to customers. Tobacco tax for the Group in 2005 amounted to SEK 8,809 million. Tobacco tax and VAT on tobacco tax in the Swedish operation amounted to SEK 9,930 million during 2005.

    Cash provided by operations and investing and financing activities

Cash flow from operations, as set forth in the Consolidated Statements of Cash Flows, amounted to SEK 2,718 million during 2005, compared with SEK 3,626 million in 2004. The decrease in 2005 compared with 2004 is attributed to the settlement income from UST in 2004 offset by higher taxes paid.

Cash flow from investing activities was an outflow of SEK 865 million in 2005 compared with an outflow of SEK 1,118 million in 2004. The decrease in 2005 compared with 2004 is primarily due to lower short term investments in 2005. Capital expenditure was also lower in 2005 but this was offset by the cash outflow from the acquisition of the minority in General Cigar less proceeds from sale of tangible fixed assets primarily some office property.

Cash flow from financing activities in 2005 was an outflow of SEK 1,441 million compared with an outflow of SEK 2,779 million in 2004. In 2005 there was an increase of loans and less amortization of loans compared with 2004 offset by a higher amount for repurchase of shares.

5.C Research and Development, Patents and Licenses, etc.

Swedish Match has research and development activities in Sweden and the US for its Tobacco operations, focusing on properties of the tobacco plant. The Company also has limited research and development activities in other countries, notably in Europe. Included in selling expenses are expenses for research and development and similar expenses amounting to SEK 113 million and SEK 95 million for the years ended December 31, 2004 and 2005 respectively. For a discussion on the Company’s patents, trademarks and licenses, see “Item 4.B. Business Overview”.

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

    Chewing Tobacco

Consumption of chewing tobacco has been declining by more than 5 percent per year over the past three years, continuing a long-term trend. The reasons are primarily demographic – the increasingly higher average age of consumers and fewer jobs in farming and other outdoor sectors. Swedish Match expects consumption volume to continue to decline.

    Cigars

In 2000, consumption of mass market cigars increased slightly in the US, while consumption of premium cigars remained flat. There was a substantial reduction of excess inventories of premium cigars in 2000, as a number of lesser-known brands left the market. In the second half of 2001, the premium market in the US experienced some weakness, most likely tied to general economic weakness in the US economy. The market for premium cigars in the US improved slightly during 2002 and the European market remained relatively stable. In

2003 the total US mass market cigar segment grew approximately 3 percent, while market growth in the US premium and European cigars was relatively flat. In 2004 the European market was essentially flat to slightly larger, while the US premium and US machine-made cigar segments both grew. In 2003 and 2004 the most significant trend was in the increasing size of the flavored cigar sub-segment of the market in the US. During 2005 the US machine made flavored cigar sub-segment stabilized, with growth in the US mass market instead coming from little cigars. The world market for cigars has been growing over the last years, but with considerable differences between markets. Swedish Match expects the world market for cigars to continue to grow.

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

    Matches and Lighters

In most of the markets where Swedish Match operates there has been a general decline in the volumes of matches sold due, in industrialized countries, to declining volumes of smoking products, to substitution of disposable lighters for matches and to increased electrification worldwide. Market volume for lighters in the US and Europe has been declining over the past several years. Swedish Match expects market volume for matches and lighters to continue to decline.

    Regulation

The manufacture, marketing and sale of tobacco are highly regulated. Approximately 85 percent of Swedish Match’s turnover originates in the European Union, South Africa and the US. In these markets, the business in the tobacco segment is subject to a great number of restrictions and excise duties. A major risk to the future activities is that the number of restrictions will be increased or that new or higher taxes will be introduced.

For a brief summary of the most important legislation that affects the Company in the Swedish, European Union (including Sweden), US, and South African tobacco markets, see “Item 4.B. Business Overview – Regulation”.

5.E Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F Tabular Disclosure of Contractual Obligations

The following summarizes the Company’s contractual obligations at December 31, 2005, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Maturity profile in SEK millions	Total	< 1 year	1-3 years	4-5 years	After 5 years
Long term debt obligations	4,331	1,464	1,221	1,126	520
Capital (finance) lease obligations	—	—	—	—	—
Non cancelable operating leases (1)	887	104	181	142	460
Purchase obligations	10	10	0	0	0
Other liabilities	17	0	17	0	0
Total	5,245	1,578	1,419	1,268	980

(1)	Included in these amounts are payments totaling SEK 649 million which are treated as an operating lease under IFRS but are treated as a financing arrangement under US GAAP. Under US GAAP debt of SEK 691 million is recorded on the balance sheet related to the leasing arrangement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

    General

Under the Swedish Companies Act of (2005:551), the Board of Directors shall be charged with the organization of the company and the management of the company’s operations. The Board of Directors shall ensure that the company’ organization in respect of accounting, management of funds, and the company’s financial position in general includes satisfactory controls. The Board of Director’s liability and duty to supervise cannot be delegated to any other party. The Company’s Articles of Association (the “Articles”) provide for a Board of Directors elected by its shareholders of not fewer than five nor more than ten directors. According to the Swedish Code of Corporate Governance the Chairman of the Board of Directors shall be appointed by the Annual General Meeting. Swedish law provides for the right of the unions representing the Company’s employees to appoint three additional directors and the same number of deputy directors by the unions representing the Company’s employees. Under Swedish law, the managing director and at least one-half of the Board members must be resident in a European Economic Area country unless the Swedish government or an authority appointed by the government grants an exemption in a particular case. The term of office of a director elected by the Annual General Meeting is until the following Annual General Meeting, but a director may serve any number of consecutive terms. Directors may be removed from office by a General Meeting of Shareholders at any time, and vacancies on the Board of Directors, except when filled by a deputy director, may only be filled by shareholder resolution. The compensation of the directors elected by the shareholders is decided at each Annual General Meeting.

As of 2006 the Chairman of the Board of Directors is appointed by the general meeting of shareholders.

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

    Board of Directors

As of June 19, 2006, the Directors of the Company were:

Bernt Magnusson. Born August 21, 1941. MSc, MA (Econ & Pol.Science). Chairman since 1995. Board member since 1993. Chairman of the Compensation Committee and member of the Nominating Committee. Other Board assignments: Chairman of Fareoffice AB. Board member of Volvo Car Corp., Höganäs AB, Pharmadule AB, Net Insight AB and Coor Service Management AB. Advisor to the European Bank for Reconstruction and Development.

Previous assignments in the company: Mr. Magnusson has been a member of the Swedish Match Board of Directors for 12 years and is not considered independent in relation to the company according to the Swedish Code of Corporate Governance.

Previous positions: Controller, SCA; Consultants, R.N.Herbert, US; Financial and Administrative Manager, Alfa-Laval, Agri-gruppen; Vice President, Alfa-Laval, South Africa; Vice President Alfa-Laval Agrar, Germany; Division Manager of Uddeholm’s Forest-products Industry Division; member of Group Management, Swedish Match AB; Executive Vice President, Swedish Match AB and President of the Match Division, Switzerland; Executive Vice President, Swedish Match AB; President and CEO, Nordstjernan AB; Board Chairman and CEO, NCC AB.

Andrew Cripps, Born August 17, 1957. BA, Chartered Accountant, Board member since 2006. Member of the Audit Committee

Other Board assignments: Director of Trifast plc, Chairman of Trustees of Oxford House in Bethnal Green Inc Independent Board Member

Previous positions: Head of Strategy Development and Head of Acquisitions British American Tobacco (BAT), , Director of Corporate Finance and General Manager, Rothmans International BV. Director, Carreras Group Limited, Jamaica.

Sven Hindrikes, Born April 21, 1950. MBA. President and Chief Executive Officer of Swedish Match AB since 2004. Employed and member of Group Management since 1998.

Sven Hindrikes is employed by the company and thus not considered independent in relation to the company according to the Swedish Code of Corporate Governance.

Previous positions: ABB in Mexico; Executive President , ABB Canada; Executive Vice President, Linjebuss AB.

Tuve Johannesson. Born January 7, 1943. Honorary Doctor (Economics), MBA. Board member since 2002. Other Board assignments: Chairman of Arctic Island Ltd., EcoLean International A/S, Board member of SEB, Cardo AB, Chumak, Meda AB and IBX AB. Advisor to J.C. Bamford Excavators Ltd.

Independent member.

Previous positions: Tetra Pak Group (Sweden, South Africa, Australia and Switzerland); President, VME Group; President, Volvo Car Corporation.

Arne Jurbrant. Born March 24, 1942. MBA. Board member since 2002. Member of the Compensation Committee. Other Board assignments: Member of the IFL/MTC Foundation.

Independent member.

Previous positions: President’s assistant, Pripps Bryggerier; Product Manager, Pripps Bryggerier; Marketing Manager, General Foods; Sales Director Sweden, General Foods; President, General Foods Denmark; Managing Director, General Foods Nordic; CEO, Kraft Foods Nordic Region.

Conny Karlsson. Born July 27, 1955. MBA. Board member since 2006. Member of the Compensation Committee. Other Board assignments: Chairman, Zodiak AB, SEB Investment Management AB and Inflight Service AB. Board member of Scribona AB and Lindex AB.

Independent member.

Previous positions: Advertising Manager, Procter & Gamble; CEO, Duni AB.

Karsten Slotte, Born August 10, 1953. MBA. Board member since 2004. Member of the Audit Committee, Managing Director and CEO of Cloetta Fazer.

Other Board assignments: Board member of Oy Onninen, DLF (Grocery Manufacturers of Sweden), Finnish-Swedish Chamber of Commerce in Stockholm.

Previous positions: Commercial attaché, Finnish Consulate-General in Hamburg; Export advisor, Finnish Foreign Trade Association; Export Manager, Finnsugar/ Vaasamills; Managing Director, LT-Tukku; Managing Director, Vaasamills/Cultor; President, Fazer Konfektyr

Kersti Strandqvist, Born May 4, 1963. M.Sc and Master in Marketing, Board member since 2005. Business area director for Baby Care within SCA Personal Care. Member of the Audit Committee.

Independent member.

Previous positions: Development Manager, Neste Chemicals (Sweden, Finland, Belgium); Marketing Manager, Elf Atochem (France); Sourcing Manager, SCA; R&D Director, SCA.

Meg Tivéus. Born December 17, 1943. MBA. Board member since 1999. Member of the Audit Committee. Other Board assignments: Cloetta Fazer AB, Billerud AB, Danderyds Sjukhus AB, Nordea Fonder AB, SNS AB, Synerco AB and Boss Media AB.

Independent member.

Previous positions: Project Manager, McCann Ericsson Advertising; Product Manager, Modo AB; Division Manager, Åhléns AB; Division Manager, Holmen AB; Vice President, Posten AB; President, Svenska Spel AB.

    Employee representatives

Kenneth Ek. Born September 23, 1953. Board member since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Board member of the Swedish Association of Management and Professional Staff (Ledarna) at the snuff plant in Gothenburg, Sweden.

Eva Larsson. Born May 20, 1958. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match Industries AB. Chairman of the trade union association at the match plant in Tidaholm, Sweden.

Joakim Lindström. Born March 20, 1965. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB. Chairman of the Swedish Food Workers’ Association (Livs) in Solna, Stockholm, Sweden.

    Deputy employee representatives

Håkan Johansson. Born February 21, 1963. Deputy member since 2004. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB.

Eeva Kazemi-Vala. Born December 19, 1949. Deputy member since 2004. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match.

    Executive officers

As of June 19, 2006, Swedish Match’s executive officers included the following individuals:

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

Lars Dahlgren. Chief Financial Officer. Employed in 1996. Member of the Group Management since 2004. Born on July 11, 1970.

Lars-Olof Löfman. President, North Europe Division. Employed in 1987. Member of Group Management since 2004. Born on September 30, 1956.

Göran Streiffert. Senior Vice President, Human Resources. Employed and member of Group Management since 1997. Born on December 1, 1946.

Jarl Uggla. President International Division. Employed in 2002. Member of the Group Management since 2004. Born on September 19, 1955.

6.B Compensation

    Compensation to Swedish Match AB’s Board members

Fees are paid to the Chairman of the Board and Board members in accordance with decisions of the Annual General Meeting. No Board fee is paid to the President (CEO). In 2005, a study fee in an amount of 43,000 SEK was paid to each of the three employee representatives on the Board, and in an amount of 32,250 SEK to each of the three deputy members. The fees paid to Board members elected by the Annual General Meeting for Board work during 2005 are shown in the table below:

(SEK)	Board fee	Compensation Committee	Audit Committee	Total fees for Board Committee work
Bernt Magnusson	737,500	86,250		823,750
Jan Blomberg	300,000	48,250	86,250	434,500
Tuve Johannesson	300,000			300,000
Arne Jurbrant	300,000	48,250	48,250	348,250
Meg Tivéus	300,000		48,250	348,250
Karsten Slotte	300,000			348,250
Kersti Strandqvist	200,000		30,667	230,667

Total	2,437,500	182,750	213,417	2,833,667

The Annual General Meeting in 2006 decided that compensation for the Board Chairman until the end of the next AGM was to be 875,000 SEK and 330,000 SEK to each of the other Board members elected by the AGM, and to give the Board 500,000 SEK as compensation for committee work, to be distributed within the Board as it decides.

    Compensation to Group Management

Compensation and other benefits to Group management during 2005

(SEK in thousands)		Fixed Salary	Variable Salary2)	Options3)	Other Benefits4)	Pension Costs5)	Total
President	2005	5,665	1,628	700	121	1,991	10,104
	2004	5,452	1,855	700	209	2,256	10,471

Other senior executives1)	2005	18,667	4,678	2,450	1,482	5,809	33,096
	2004	20,464	6,879	3,850	1,781	5,031	38,005

Total	2005	24,342	6,305	3,150	1,603	7,800	43,200

	2004	25,915	8,732	4,550	1,990	7,287	48,476

1)	During 2005, the other members of Group management consisted of eight persons. During 2004, the other members of Group management consisted of 10 persons through April, and thereafter of nine persons.
2)	Variable salary pertains to incentive payments made during the year.
3)	Options relate to the gross amount disposable for the allocation of options.
4)	Other benefits pertain to company cars and other benefits.
5)	Pertains to expensed pensions. Reported pension costs are costs that affect the results of defined contribution pension plans and the service costs according to IAS for defined benefit pension plans. These accounting principles have been applied for the reporting of pension costs since January 1, 2004.

    Fixed Salary

The fixed salaries paid to members of Group management shall be based on market terms, competence, responsibilities and position.

    Variable Salary

In 2005, Group management was covered by an incentive program (variable salary). This variable salary could amount to a maximum of 35 percent of the employee’s fixed salary. For the President and corporate staff function managers, the outcome of the incentive program was based on achieving an increase in Group earnings per share. For division presidents, 50 percent of the outcome of the incentive program was based on achieving an increase in earnings per share, while the remaining 50 percent was based on achieving an increase in operating income of the individual divisions. Maximum payment in the case of the portion based on earnings per share required that earnings per share increase by 20 percent or more compared to the preceding year. For division presidents, maximum payment was dependent on an improvement in operating income compared to the preceding year and upon the achievement of set targets. In addition to the program noted above, one member of Group management based outside Sweden is also covered by a three-year local program. This local program extends over three years, with a new program starting every second year. Accordingly, this program can generate an outcome every second year. The maximum outcome for this member of Group management corresponds to the fixed annual salary every second year.

    Options

Since 1999 the Group has had an options program. The options are allotted to participants subject to the fulfilment of certain established targets. The options have a lifetime of five years and may be exercised for the purchase of shares during the fourth and fifth year. During this period, the shares can be purchased at a price that corresponds to 120 percent of the average price paid for the share during the ten days following the publication of the year-end report for the year prior to allotment.

Between 1999 and 2005 the allotment of options has been calculated based on meeting two key criteria. The total return on the Swedish Match share shall be positive and better than the return on the shares of a selection of other companies in the industry. Based on this criterion, a maximum allotment is made if the return on the Swedish Match share is 20 percentage points higher (or more) than the return on the shares of the selected companies. Earnings per share (EPS) for the year shall be higher than the average EPS for the most recent three-year period. A maximum allotment is made if the EPS is 20 percent higher (or more) than this average.

These criteria have had the same value. If the allotment criteria have been fulfilled, the senior executives have been allotted options at no cost and after allotment the options are vested. For program participants in Sweden, the allotment of options constitutes a taxable income. The options are valued by an external institution in accordance with the Black & Scholes model.

Based on the targets achieved in 2004, 661,871 options were allotted during 2005. These can be exercised between March 3, 2008 and March 1, 2010. Each option entitles the holder to purchase one share in Swedish Match AB at a price of 99.75 SEK per share. The computed value is 10.80 SEK per option, corresponding to a total of 7,148,207 SEK. Using the Black & Scholes model, the options were valued by the external institution based on the following conditions: the share price at the time of allotment was 83.21 SEK, volatility was 23 percent and the risk-free interest rate was 3.27 percent. An assumption in regard to dividend growth was also made to compute the value of the options. During 2005, the consolidated income statement was charged with 10 MSEK pertaining to options earned during the year.

Based on the targets achieved in 2005, and after approval by the Annual General Meeting in 2006 the company has issued 523,817 options in May 2006. These can be exercised between March 2, 2009 and February 28, 2011. Each option entitles the holder to purchase one share in Swedish Match AB at a price of 127.10 SEK per share. The computed value is 13.20 SEK per option, corresponding to a total value of SEK 6,914,384.

As of June 12, 2006 the Company has 4.0 million options outstanding as per the table below.

Exercise Period	Exercise price	Number of Shares	Exercised	Net Outstanding
2005-03-15 – 2007-03-15	77.50	1,518,770	970,880	547,890
2006-03-01 – 2008-02-28	74.00	1,428,490		1,428,490
2007-03-01 – 2009-02-27	84.80	865,259		865,259
2008-03-03 – 2010-03-01	99.75	661,871		661,871
2009-03-02 – 2011-02-28	127.10	523,817		523,817

		4,998,207	970,880	4,027,327

The Annual General Meeting in 2006 approved an options program for 2006 which includes a maximum of 62 senior Company officials and key employees. The allocation of options in accordance with the program is based on two mutually independent criteria: firstly, that the total stock return for the Swedish Match share is positive and exceeds the return on shares in a selection of other companies in the industry (the maximum allocation in accordance with this criterion will take place when the Company´s return exceeds the total return on the other companies´ shares by 10 per cent), and secondly, that the Group´s net profit has increased and exceeds the previous years net profit (the maximum allocation in accordance with this criterion will take place when the net profit exceeds that of the previous year by 10 percent.) The two requirements (a positive total stock return that is better than that of the competitors, and increased net profit) are equally weighted. When only one of the requirements set forth above is met, allocation will comprise a maximum of 50% of the maximum allocation. The market value of the options shall be determined in accordance with a generally acknowledged valuation model (Black & Scholes) and the stock options shall be allocated without consideration. The combined value of the options allocated in accordance with the proposed stock option program for 2006 shall not exceed a ceiling of SEK 27,335,000 (excluding any payroll tax). The stock options are freely transferable and are not linked to employment. The options can be exercised during the period from March 2010 to February 2012 inclusive and shall carry a redemption price corresponding to 120 percent of the average share price over a period of time close to the allocation date and subsequent to the publication of the year-end report for 2006.

    Pensions

    Introduction

Members of Group management resident in Sweden shall normally be covered by the ITP (supplementary pensions for salaried employees) plan for that portion of salary up to 30 income base amounts and, for fixed salary in excess of that, by a defined contribution pension plan. Those members of Group management who are based abroad shall primarily be covered by defined contribution pension solutions, with pensionable salary based on their fixed salary amounts. Group Management members can retire from the age of 62.

    President

Sven Hindrikes’ retirement age is 62 and he is covered by the ITP plan for that portion of salary up to 30 times the base income amount. According to the ITP plan, the pension shall be fully paid at age 60. In addition, the company pays a pension premium amounting to 40 percent of that portion of fixed salary that exceeds 30 income base amounts to an external insurance provider.

    Other members of Group management

The following pension terms and conditions apply to other members of Group management:

Of the four members of Group management who are resident in Sweden, two of them are subject to terms and conditions in accordance with the principles noted above under Introduction. The terms and conditions of the other two members’ pensions have been renegotiated with the result that their defined benefit pensions remain unchanged, their pensionable salaries have been locked at the 2005 level, and their pensionable age remains unchanged at 60. For those members of Group management who are resident abroad, one of them is covered by a defined benefit pension plan, with a retirement age of 65. The other is covered by a defined contribution pension solution, with a retirement age of 62.

    Funding of pension commitments.

For members of Group management resident in Sweden, pensions on salary portions of up to 30 income base amounts are funded in PSF, the Swedish Match Superannuation Fund. The commitment for defined benefit pensions for salary portions in excess of 30 income base amounts is funded in the Swedish Match Pension Foundation, or through an external insurance provider. For members of Group management resident abroad, defined benefit pension commitments are funded in local pension foundations.

All pension benefits are vested benefits.

    Other employment terms

    Severance pay, etc.

For the President, a mutual period of notice of six months applies. A maximum severance payment of 18 months’ fixed salary is payable if the company terminates the employment contract. Severance pay will be reduced by a maximum of 50 percent of any income received from another employer or assignment, but not to less than half of the contracted severance pay amount. The President is entitled to terminate his employment with the right to receive severance pay in accordance with the above terms should a major organizational change occur that significantly restricts his position. A mutual period of notice of six months applies for other members of Group management. Severance pay in an amount equivalent to 18 months of fixed salary is paid if the company terminates the employment contract.

    Preparation and decision-making process

As of the Annual General Meeting in 2006 the principles of remuneration and other terms of employment of Group Management Team is approved by the Annual General Meeting. The Board of Directors of Swedish Match AB has appointed a Compensation Committee to prepare decisions for the Board in matters involving the principles underlying management’s fixed and variable portions of salary, other employment conditions, pension benefits and other fundamental principles or matters of importance to the Group. The President’s fixed salary and terms for the variable portions of his salary, as well as other employment conditions in regard to financial year 2005, were approved by the Board. The President’s proposals in regard to the fixed salary and terms for variable portions of salary, as well as other employment conditions for the other members of Group management were approved by the Compensation Committee. The Board approved the Compensation Committee’s proposal in regard to the Group’s options program and profit-sharing scheme, which were subsequently approved by shareholders at the Annual General Meeting.

6.C Board Practices

The Board members of Swedish Match elected by the Annual General Meeting are elected until the next Annual General Meeting. The other Board Members and the Deputy Members are appointed by their respective employee union. A Director may serve any number of consecutive terms. The Annual General Meeting of 2006 elected the Board of Directors proposed by the Nomination Committee. Board members Bernt Magnusson, Sven Hindrikes, Tuve Johannesson, Arne Jurbrant, Karsten Slotte, Kersti Strandqvist and Meg Tivéus were re-elected and Andrew Cripps and Conny Carlsson were newly elected by the Annual General Meeting. The employee organizations has appointed Kenneth Ek, Eva Larsson and Joakim Lindström as representatives, and Eeva Kazemi-Vala and Håkan Johansson as deputies. The President, Sven Hindrikes, in his capacity as a company employee, is not independent in relation to the company. In addition, the Chairman of the Board, Bernt Magnusson, is not independent in relation to the company according to the Swedish Code of Corporate Governance, since he has been a member of the Board for 12 years. All other members are considered independent.

    Board of Directors

The Board of Directors meets for a statutory meeting and five regular meetings during the year.

Three ordinary meetings are convened in conjunction with the publication dates of financial information for the first and third quarters and the year-end report. In addition, the Board holds meetings in August and December when the annual budget and the long-term plan are reviewed. The company’s auditors attend the meeting at which the year-end financial report is presented in order to inform the Board of points noted during the audit. In addition to the ordinary meetings, the Board is called to other meetings when the situation requires. In connection with meetings, the Board visits some of the company’s major plants.

The Board of Directors is responsible for Swedish Match’s general and long-term strategies and goals, establishing the budget and business plans, reviewing and approving the financial accounts, establishing important guidelines and taking decisions regarding investments and divestments. The Board of Directors appoints and issues instructions for the President and determines his salary and other compensation. In addition, the Board of Directors determines the composition of the Audit and Compensation Committees. The Board of Directors also monitors the President’s performance and is responsible for ensuring that the company’s organization and systems for internal control fulfil their purpose, and conducts continuous evaluations of the company’s procedures and guidelines for management and investment of the company’s funds. The company’s auditors participated in one meeting with the Board of Directors and eight meetings with the Audit Committee during 2005.

The working procedures for the Board of Directors are established annually at the statutory meeting. The working procedures contain instructions relating to the division of responsibilities between the Board of Directors and the President and instructions for financial reporting. The working procedures also stipulate that the Board of Directors must have an Audit Committee and a Compensation Committee. Furthermore, the working procedures define the Chairman’s role.

The Board of Directors held its statutory meeting in 2005 on the same day as the Annual General Meeting, at which the customary decisions were made, including the election of the Chairman (Bernt Magnusson), secretary (Bo Aulin) and authorized signatories. Members of the Compensation Committee and Audit Committee were also appointed. The number of Board meetings during 2005 was eight, of which two were by correspondence.

In addition to following up business results in relation to the budget and strategic plan and strengthening the company’s control systems, the Board of Directors devoted considerable time to consideration of the company’s incentive and benefits structure, strategic orientation, structural issues, follow-up of acquisitions and distribution of surplus funds. In conjunction with its meeting in August, the Board of Directors visited the cigar plant in Houthalen, Belgium.

    Chairman of the Board of Directors

The Chairman of the Board of Directors is responsible for leading the Board’s work and for ensuring that the Board fulfills its obligations according to the Swedish Companies Act and the Board’s working procedures. Through regular contacts with the President, the Chairman of the Board of Directors monitors the company’s operations and development and ensures that the Board of Directors receives the information required to ensure that the quality of the Board’s work is maintained and exercised in accordance with the Swedish Companies Act. The Chairman is also responsible for forwarding the owners’ opinions to the Board of Directors. Bernt Magnusson has be elected Chairman of the Board of Directors by the Annual General Meeting in 2006.

    Audit Committee

The Audit Committee is appointed annually by the Board of Directors. The committee supervises the procedures for accounting and financial reporting, as well as auditing of the Group. Its reviews focus on quality and accuracy in the Group’s financial accounting and the associated reporting work with internal financial controls within the Group, the auditors’ work, their qualifications and independence and, as required, transactions between the company and related parties. The Audit Committee also discusses other important issues relating to the company’s financial reporting and reports its observations to the Board of Directors. The Audit Committee meets at least six times each year. Members during 2005 were Jan Blomberg (Chairman), Meg Tivéus, Karsten Slotte and Kersti Strandqvist (as of April 27, 2005). As of April 20, 2006 Jan Blomberg was replaced in the Audit Committee by Andrew Cripps and Meg Tiveus replaced Jan Blomberg as chairman of the Audit Committee. In addition to supervising financial reporting and auditing, the committee devoted special attention during 2005 to the company’s internal control function and its financial strategy. During 2005, eight meetings were held, of which one was by telephone.

    Compensation Committee

The Compensation Committee is appointed annually from within the Board of Directors.

It is charged with discussing and resolving issues concerning salaries and other terms of employment, such as pension benefits and incentive systems for Group management, excluding the President. In addition, it discusses and resolves matters of principle relating to compensation. The Board of Directors (excluding the President) takes decisions on proposals from the Committee relating to compensation to the President, as well as other compensation issues that the Compensation Committee has referred to the Board of Directors, such as incentive programs for management and profit-sharing systems. The Board of Directors’ proposals for share based compensation systems are submitted to shareholders’ meetings for approval. As of the 2006 Annual General Meeting, principles for compensation and other terms of employment for the company’s management are submitted to the shareholders for approval. The Committee’s Chairman is responsible for continuously informing the Board of Directors about the Committee’s work and decisions. The Committee meets as often as necessary and at least two times per year.

The Chairman of the Compensation Committee was the Chairman of the Board of Directors, Bernt Magnusson. Members during the year were Jan Blomberg and Arne Jurbrant. As of April 20, 2006 Jan Blomberg was replaced in the Compensation Committee by Conny Karlsson. During 2005, five meetings were held, with special attention being devoted to the following issues: establishment of variable compensation for 2004 to be paid in 2005, establishment, design and specification of targets for variable compensation to the CEO and other management for 2005, as well as principles for future variable compensation, proposals to the Board of Directors for adjustments of the CEO’s salary for 2006 and determination of salaries for other managers for 2006. In addition, the Committee presented a proposal to the Board of Directors to be submitted to the Annual General Meeting to allow the company to issue options relating to the 2004 options program, plus a proposal for an options program for senior executives for 2005.

The Committee’s work was performed with the support of external expertise with respect to levels and structures for compensation to senior executives.

6.D Employees

The table below shows the average number of employees for the period by product area for each of the past 3 financial years, 2005, 2004 and 2003.

Product area	2005	2004	2003
Chewing Tobacco	340	346	346
Cigars	8,529	7,781	7,148
Lighters	442	460	470
Match	3,328	4,746	5,388
Pipe Tobacco & Accessories	524	527	553
Snuff	916	924	908
Other operations	254	255	302

Total	14,333	15,039	15,115

The table below shows the average number of employees for the period by geographical area for each of the past 3 financial years, 2005, 2004 and 2003.

Geographic area	2005	2004	2003
Nordic Region	1,146	1,124	1,051
Europe excluding Nordic Region	1,469	1,602	1,776
North America	1,217	1,273	1,264
Other Areas	10,501	11,040	11,024

Total	14,333	15,039	15,115

6.E Share Ownership

As of June 19, 2006, the shareholdings and holdings of call options of present members of the Board (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares
Bernt Magnusson (Chairman)	15,858
Andrew Cripps	1,000
Sven Hindrikes	20,000
Tuve Johannesson	6,000
Arne Jurbrant	1,500
Conny Karlsson	0
Kersti Strandqvist	500
Karsten Slotte	3,000
Meg Tivéus	500
Kenneth Ek	0
Eva Larsson	0
Joakim Lindström	0
Håkan Johansson(Deputy member)	0
Eeva Kazemi-Vala(Deputy member)	500

All shares of Swedish Match are of the same class and represent one vote each. Each member of the Board owns less than one percent of the share capital.

Mr. Sven Hindrikes is the only member of the Board with call options, 61,872 in total on June 19, 2006. Each call option refers to one share. The terms of the call options of Sven Hindrikes are as follows:

15,050 call options can be used to buy shares during the period March 1, 2007 to February 27, 2009 at a redemption price of SEK 84.80,

27,222 call options can be used to buy shares during the period March 3, 2008 to March 1, 2010 at a redemption price of SEK 99.75,

19,600 call options can be used to buy shares during the period March 2, 2009 to February 28, 2011 at a redemption price of SEK 127.10.

As of June 19, 2006, the shareholdings and holdings of call options of the Company’s executive officers (including holdings of other members of their families and closely related companies) are as follows:

Name	Number of shares	Number of call options
Sven Hindrikes	20,000	61,872
Lennart Freeman	300	90,740
Bo Aulin	4,400	43,461
Lars Dahlgren	1,000	27,114
Lars-Olof Löfman	1,400	35,565
Jarl Uggla	3,000	84,536
Göran Streiffert	30,400	38,461

All shares in Swedish Match are of the same class and represent one vote each. Each executive officer owns less than one percent of the share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

According to an announcement made by Wellington Asset Management (“Wellington”), as of June 15, 2006, Wellington holds 10.06% of Swedish Match’s ordinary shares. Wellington is an investment company and we believe that it holds these shares on behalf of investors in its and other investment funds.

As of June 19, 2006 the total amount of the voting securities of the Company beneficially held by Directors (including deputy members of the Board) and executive officers of the Company as a group was:

Title of Class	Identity of Persons or Group	Amount Owned	Percent of Class Notified
Shares ratio value SEK 1.2959 per share	Directors and officers as a group (20 persons)	109,358 shares	0,04%

Based on information in Swedish Match AB’s shareholder register, as of April 30, 2006, Swedish Match is aware of 85,112 total shareholders, of which 397, or 0.47%, were shareholders with U.S. addresses. Swedish Match had 324,596,181 Shares outstanding, of which 66,770,440 (or approximately 20.6%) were held by shareholders with U.S. addresses.

7.B Related Party Transactions

No member of the Board of Directors or any of its executive officers has had any direct or indirect participation in a business transaction that is or was unusual in character or with respect to its terms, and which occurred during the current or preceding financial year. This also applies to transactions during earlier financial years, and which are in any respect unsettled or incomplete. The Company has not granted loans, guarantees or sureties to, or on behalf of, members of the Board of Directors, or its executive officers.

Within the framework of normal business, Swedish Match conducts various transactions with associated companies. Receivables from these companies totaled SEK 27 million at December 31, 2005 and SEK 24 million at December 31, 2004. Total sales to associated companies amounted to SEK 142 million and SEK 141 million in 2005 and 2004, respectively.

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

8.A.1	See Item 17.

8.A.2	See Item 17.

8.A.3	See page F-2 for the audit report of the Company’s accountants, entitled “ Report of Independent Registered Public Accounting Firm”.

8.A.4	Not applicable.

8.A.5	Not applicable.

8.A.6	For a breakdown of the Company’s export sales, see “Item 5.A. Operating Results”.

8.A.7.	Legal disputes

The Company is involved in a number of routine legal and regulatory proceedings, as well as a number of pending lawsuits related to intellectual property rights. Among other cases, a lawsuit is in progress against General Cigar in which Cubatobacco claims that General Cigar does not have the right to use the Cohiba brand. General Cigar received its first registration of the Cohiba trademark in the USA in 1981, and obtained an updated registration in 1995. Hearing of the case began in May 2003. In March 2004 the court ruled in favor of Cubatabaco. In February 2005 the Second Circuit Court of Appeals in New York ruled in favour of General Cigar in the case. On June 19, 2006 the US Supreme Court denied Cubatobacco leave to appeal the ruling. Although the outcomes of these proceedings cannot be anticipated with any certainty, and accordingly no guarantees can be made, the view of management is that there are a number of good defences against the claims and that liabilities attributable to these disputes, if any, should not have any significant negative impact on the earnings or financial position of Swedish Match.

The Company is involved in a number of pending lawsuits related to alleged injuries caused by tobacco products. Swedish Match subsidiaries in the US are defendants in cases in which it is claimed that the use of tobacco products caused health problems. Pinkerton Tobacco Company (a subsidiary of Swedish Match North America, Inc.) is named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is unclear whether any of the plaintiffs in the severed cases intend to pursue their claims separately against Pinkerton. Swedish Match North America, Inc. and Pinkerton Tobacco Company are named as defendants in a lawsuit filed in Florida in November 2002 against several different companies active in the American market for smokeless tobacco and their joint interest association. The claim was originally instituted as a class-action suit, but was changed during 2004 to an individual suit. Although management cannot in any meaningful way estimate the damages that might be awarded, if any, in these ongoing or any anticipated disputes, it holds the view that there are good defenses against all the claims. Each case will be defended vigorously. However, there can be no assurance that those defenses will be successful in trial.

During the year the Company has, as a part of its divestiture of Wimco Ltd. complied with the Supreme Court in India’s order to Swedish Match AB and certain of its subsidiaries to make a public offer to acquire 20 percent of the shares outstanding in Wimco Ltd. In accordance with the ruling, the price per share including interest was 59.54 Indian Rupees per share.

8.A.8. See “Item 3.A Selected Financial Data – Dividends” for a discussion of Swedish Match’s dividend policy.

8.B Significant Changes

At the Annual General Meeting on April 20, 2006, shareholders of the Company approved a reduction of the Company’s share capital of SEK 28,800,000 by means of withdrawal of 24,000,000 shares in the Company held as treasury stock and increase in the share capital of SEK 28,800,000 through a transfer of from non-restricted shareholder’s equity to the share capital (bonus issue). The withdrawal of shares and the increase share capital was registered in May. 2006.

The Annual General Meeting also approved the Board’s proposal to reduce the statutory reserve of the Company by SEK 80,364,332 to SEK 0, and that the reduced amount be allocated to fund for use in repurchasing the Company’s own shares.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

The following table shows, for the fiscal quarters indicated, the reported highest and lowest middle market quotations for the Company’s shares on Stockholmsbörsen and the highest and lowest sales price of the ADSs:

	(Stockholm) SEK per Ordinary Share		(Nasdaq) US dollars per ADS
	High	Low	High		Low
Annual information for the past five years
2005	98.75	76.25		(1)		(1)
2004	81.50	69.00		(1)		(1)
2003	74.50	54.50	102.53		67.40
2002	86.00	54.00	85.75		53.15
2001	58.00	34.90	53.50		37.00

Quarterly information for the past two years
2005
First Quarter	87.25	76.25		(1)		(1)
Second Quarter	90.25	83.00		(1)		(1)
Third Quarter	98.75	89.00		(1)		(1)
Fourth Quarter	95.00	89.00		(1)		(1)

2004
First Quarter	75.00	69.00	104.14		93.79
Second Quarter	81.50	76.50	107.40		97.06
Third Quarter	79.75	72.750	106.76		95.71
Fourth Quarter	81.25	75.00		(1)		(1)

Monthly information for most recent six months
December 2005	94.50	90.25
January 2006	98.00	93.75
February 2006	107.50	96.00
March 2006	109.50	105.50
April 2006	114.00	106.50
May 2006	117.00	107.00

(1)	The ADSs were delisted from Nasdaq in 2004

9.B Plan of Distribution

Not applicable.

9.C Market

The Company’s shares are traded on the Stockholm Exchange (Stockholmsbörsen).

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

    Director’s Voting Powers and fees

Each director has one vote on the Board of Directors. However, under Swedish law, a director or the managing director may not deal with matters relating to agreements between him and the company, nor may he deal with matters relating to agreements between the company and third parties if he has a considerable interest in the matter that may be contrary to that of the company. The Board of Directors shall consist of 5 to 10 directors appointed by the Annual General Meeting. In addition thereto the employee organizations have the right to appoint three directors and three deputy directors. From the Annual General Meeting in 2006 the Board of Directors consists of 12 ordinary members (including 3 appointed by the employee organizations) and two deputy members. The deputy members replaces one of the three employee representatives in the Board in case that employee representative is absent from a board meeting. There are no requirements under Swedish law or the Company’s Articles of Association in respect of the Board members age or amount of shareholdings.

    Share rights, Preferences and Restrictions

All Shares in the Company are of the same class and have equal right to dividends. The dividend to the Shareholders for the year ended December 31, 2005 was SEK 2.10 per share. The record date for entitlement to receive the dividend was April 25, 2006. The dividend was paid by the Swedish Securities Register, VPC, on April 28, 2006.

Each share confers the right to one vote at general meetings. The general meetings are called by the Board of Directors. The Board is obliged to call a general meeting at the request of shareholders representing a minimum of one tenth of all outstanding shares. Since Swedish Match’s fiscal year follows the calendar year, the Annual General Meeting must take place no later than June 30 each year. The Annual General Meeting of 2006 took place on April 20. The members of the Board of Directors are elected until the next Annual General Meeting.

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

Notice of an Annual General Meeting of shareholders is to be given not less than four nor more than six weeks prior to the meeting. In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be recorded in the share register on the tenth day prior to the date of the meeting. The Company’s Articles of Association provide that the shareholder must give notice to the Company of his/her intention to attend the meeting not later than 4:00 p.m. on the date specified in the notice convening the meeting (a date not being a Saturday, Sunday, nor any other Swedish public holiday, Midsummer Eve, Christmas Eve or New Year’s Eve, and it must not be earlier than the fifth day (not including Sundays or legal holidays) preceding the meeting). A shareholder may attend and vote at a meeting in person or by proxy. A person designated on the register as a nominee (förvaltare) is not entitled to vote at a general meeting; nor is a beneficial owner whose shares are registered in the name of a nominee entitled to vote at a general meeting, unless the beneficial owner first arranges to have such owner’s own name registered in the register of stockholders. Under Swedish law, unless a company’s Articles of Association provide otherwise, at any general meeting a shareholder or proxy for one or more shareholders, may vote for all shares he/she owns or represents at the meeting. In accordance with the Articles of Association adopted at the Annual General Meeting 2006, the Board of Directors may collect powers of attorney at the Company’s expense pursuant to the procedure stipulated in chapt. 7, § 4, second paragraph of the Swedish Companies Act (2005:551).

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

The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté) has issued rules concerning the disclosure of acquisitions and transfers of shares. The rules are not legally binding but it is considered good practice in the stock market to comply with the rules. In general, these rules are more severe than the Financial Instruments Trading Act for any purchaser or transferor of shares in Swedish Match. The rules apply , among others, when any natural person or legal entity, Swedish or foreign, acquires or transfers shares in Swedish Match. An acquisition, transfer or expiry of call options is considered to be equivalent to the acquisition and transfer of shares. Pursuant to the rules, a person or entity shall disclose the transaction and his holding if the transaction causes the holding to attain or exceed a five percent threshold and any subsequent percentage which is a multiple of five, up to and including 90 percent of the total number of shares or votes in the company or if the transaction causes the holding to decline and thus fall below any of these thresholds. The disclosure shall take place no later than 9.00 a.m. on the next stock exchange day after the date of transaction, by means of a statement to an established news agency and at least one daily Swedish newspaper with national coverage.

Natural persons deemed to hold an insider position in Swedish Match are covered by the Reporting Obligations Act (2000:1087) and must submit a written report of their holdings, or any changes of their holdings, of financial instruments in Swedish Match to the Swedish Financial Supervisory Authority (Finansinspektionen) within five days.

Under the Swedish Companies Act, a listed company may own its own shares. The total amount of treasury shareholding may at no point exceed 10 percent of the total number of shares in the company. Shareholdings in the own company do not give the company a right to represent itself or vote on general meetings, do not give a right to dividends and do not give any right to share in surplus in the event of liquidation. In addition, such shares owned by the company are excluded when determining whether a certain required majority of votes cast or shares represented is fulfilled. The shares of Swedish Match have no redemption provisions, sinking fund provisions and no liability to further calls by the company. Swedish Match has during the years of 2000 - 2006 acquired shares in Swedish Match.

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

The Industry and Commerce Stock Exchange Committee has issued rules regarding takeovers and mandatory offers. The rules are not legally binding but it is considered good practice in the stock market to comply with the rules. Pursuant to the rules, anyone who has less than 30 percent of the total number of votes in a company, and who obtains 30 percent or more of the total number of votes in the company as a result of purchase, subscription, conversion or any other form of acquisition of shares in the company, either alone or together with a party to whom the buyer is related, must make a public offer for the acquisition of all the remaining shares issued by the target company. This offer must also be addressed to holders of securities other than shares issued by the company, if the securities may be substantially affected if listing of shares covered by the offer were to cease. The obligation no longer applies if the buyer divests shares within four weeks of acquisition so that his shareholding amounts to less than 30 percent of the votes in the company. These rules are proposed to be regulated by law as of January 1, 2007.

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

10.E Taxation

    General

The following is a general summary of the material US federal income and Swedish tax consequences to US Holders (as defined below) of the ownership and disposition of shares. This summary is based upon US tax laws, including the US Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Swedish tax law, and the current conventions between the US and Sweden for the avoidance of double taxation in the case of income and property taxes (the “Income Tax Treaty”) and in the case of estate, inheritance and gift taxes (the “Estate Tax Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect

A. “US Holder” is a beneficial owner of shares who holds the shares as capital assets and is (i) a citizen or individual resident of the United States for US federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. This summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who are dealers in securities or commodities, banks, financial institutions, traders in securities who elect to apply a mark-to-method method of accounting, regulated investment companies, insurance companies, tax-exempt entities, persons subject to the federal alternative minimum tax, persons holding the shares as part of a straddle, hedging or conversion transaction, US expatriates, or persons who (directly, indirectly or by attribution) own 10 percent or more of the share capital or voting stock of Swedish Match, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar). US Holders of shares who are subject to taxation in the US are advised to consult their own tax advisors as to the overall US federal, state and local tax consequences, as well as to the overall Swedish tax consequences, of their ownership or disposition of shares.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

Holders of shares should consult their own tax advisors concerning the specific Swedish and US federal, state and local tax consequences of the ownership and disposition of shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaties.

    Taxation of dividends

For US federal income tax purposes, the gross amount of any distribution (including any Swedish withholding tax thereon) paid to US Holders of shares generally will be treated as a dividend and taxed as ordinary income to the US Holders on the date of actual or constructive receipt by a US Holder. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to US corporations with respect to dividends received from other US corporations. The amount of any distribution that will be included in the gross income of a US Holder will be the US dollar value of the distribution (including the amount of any Swedish taxes withheld therefrom), calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. A US Holder who converts the Swedish kronor into US dollars on the date of receipt generally should not recognize any exchange gain or loss. A US Holder who does not convert Swedish kronor into US dollars on the date of receipt generally will have a tax basis in the Swedish kronor equal to its US dollar value on such date. Any gain recognized by the US Holder on a subsequent conversion or other disposition of Swedish kronor or other foreign currency received generally will be treated as US source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to nonresidents of Sweden are subject to Swedish withholding tax at a rate of 30 percent. However, pursuant to the Income Tax Treaty, dividends paid by the Company to a US Holder who is entitled to the benefits of the Income Tax Treaty under its “Limitation on Benefits” provisions and who does not have a “permanent establishment” or “fixed base” situated in Sweden (or in the case of an individual US Holder who does not perform or has not performed independent personal services in Sweden) generally will be subject to Swedish withholding tax at a reduced rate of 15 percent. A US Holder of shares may be required to provide documentary evidence that such Holder is entitled to the reduced 15 percent withholding tax rate under the Income Tax Treaty. The Custodian will, to the extent practicable, facilitate reasonable administrative actions necessary to obtain the reduced 15 percent Swedish withholding tax rate or obtain refunds of Swedish withholding taxes.

Subject to complex conditions and limitations, the 15 percent Swedish tax withheld in accordance with the Income Tax Treaty will be treated as a foreign tax eligible for credit against a US Holder’s US federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to the various categories of the US Holder’s income. For this purpose, dividends distributed to US Holders of shares generally will be treated as “passive income” or, in the case of certain US Holders, “financial services income”. For taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain US Holders, “general category income”. The consequences of the separate limitation calculation will depend in general on the nature and sources of the US Holder’s income and deductions. In lieu of claiming a credit, a US Holder who itemizes deductions may elect to deduct all of such Holder’s foreign taxes in a particular taxable year. A deduction does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit. The rules governing the foreign tax credit are complex. US Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently of a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, amongst other things, the US Holders meet certain minimum holding periods and the non–US corporation satisfies certain requirements, including that the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Income Tax Treaty) which provides for the exchange of information. Swedish Match currently believes that dividends paid with respect to its shares should constitute qualified dividend income for US federal income tax purposes, but this is a factual matter that is subject to change. Swedish Match anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US Holder of shares is urged to consult his own tax advisor regarding the availability to him of the reduced tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

    Tax on sale or other disposition

In general, upon a sale or other disposition of shares, a US Holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between US dollar value of the amount realized on the sale or other disposition and the US Holder’s adjusted tax basis (determined in US dollars) in the shares. Such gain or loss will be US source gain or loss, and will be treated as long-term capital gain or loss if at the time of the sale or other disposition the shares have been held for more than one year. In the case of a US Holder who is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

In general, under the Income Tax Treaty, a US Holder who does not have a “permanent establishment” or “fixed base” situated in Sweden or does not perform or has not performed independent personal services in Sweden will not be subject to Swedish tax on any capital gain derived from the sale or exchange of shares. Sweden is, however, allowed under the Income Tax Treaty to tax an individual resident of the US that has been a resident of Sweden on such gains realized within a period of ten years following the date on which the individual ceased to be a resident of Sweden.

    Passive foreign investment company status

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if a least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Swedish Match currently believes that it did not qualify as a PFIC for the taxable year ended December 31, 2005 for US federal income tax purposes. If Swedish Match were to become a PFIC in any taxable year, the tax on distributions on its shares and on any gains realized upon the disposition of shares may be less favorable than as described herein. Furthermore, dividends paid by the Company would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership shares.

    Swedish estate and gift taxes

Effective December 17, 2004 Swedish estate and gift tax has been abolished and has not been replaced by any other tax on transfers by gift or by reason of death of the owner.

    Swedish transfer and net wealth tax

Currently there is no transfer tax or similar tax on trading in shares and certain other equity-related securities in Sweden. In general, a holder of shares who is a US Holder will normally not be subject to Swedish net wealth tax unless such shares are included in a business carried on in Sweden.

    United States information reporting and backup withholding

Dividend payments with respect to shares and proceeds from the sale, exchange or other disposition of shares may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28 percent. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the US or through US-related financial intermediaries. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a Holder’s federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F Dividends and Paying Agents

Not applicable.

10.G Statements by Experts

Not applicable.

10.H Documents on Display

The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at Room 1580, 100 F Fifth Street, N.E, Washington, D.C., 20549.

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

    Commercial exposure

Foreign exchange exposure in commercial transactions is concentrated mainly in the exporting companies within the Lighter, Cigar and Matches product areas and to imports of tobacco into Sweden. With the exception of Group operations in Sweden, Swedish Match has a substantial part of its production operations and sales in the EU and the US As a result, a balance has been created between payments received and disbursed in EUR and USD, which limits the Group’s transaction exposure. Swedish Match uses forward exchange contracts to hedge part of the value of future commercial flows. Contracts related to hedging of anticipated sales and purchases of foreign currencies normally do not exceed twelve months. The market value of all forward contracts for hedging of commercial exposure as of December 31, 2005 was SEK 0.6 million, compared to SEK 0.6 million net as of December 31, 2004.

At December 31, 2005, the book value of all forward contracts pertaining to commercial exposure hedging was the same as the market value. At December 31, 2004, the book value was SEK 0.8 million higher than the market value. If there were an instantaneous 10 percent strengthening of SEK versus all other currencies, the market value of these forward contracts would increase by SEK 0.8 million compared with a increase of SEK 1.3 million as of December 31, 2004. If there were an instantaneous 10 percent weakening of SEK versus all other currencies, the market value of the forward contracts outstanding as of December 31, 2005 would decrease by SEK 0.8 million compared with an decrease of SEK 1.3 million as of December 31, 2004. Actual foreign currency exchange rates rarely move instantaneously in the same direction, and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis. According to IFRS, movements in value of contracts that hedge future flows of commercial payments will not result in any immediate change to the Group’s financial statements. Gains and losses pertaining to the hedge contracts are reported at the same time as gains and losses from the items hedged.

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

    Equity exposure

In conjunction with translation of the Group’s assets and liabilities of foreign subsidiaries to Swedish kronor, a risk arises that the currency rate will have an effect on the consolidated balance sheet. As at December 31, 2005, net assets (shareholders’ equity) in foreign subsidiaries was not hedged. At year-end 2005, net assets in foreign subsidiaries and associated companies outside Sweden amounted to SEK 6,305 million compared with SEK 4,656 million as of December 31, 2004.

Of the Group’s shareholders’ equity in foreign currency at year-end, 44 percent consisted of euro, 27 percent consisted of South African Rand, 19 percent consisted of USD and 10 percent of other currencies.

If there were an instantaneous 10 percent strengthening of the SEK versus all other currencies, shareholders’ equity would decrease by SEK 630 million compared with SEK 466 million as of December 31, 2004. If there were an instantaneous 10 percent weakening of the SEK versus all other currencies, shareholders equity would increase by SEK 630 million as of December 31, 2005 compared with an increase of 466 million as of December 31, 2004. Actual foreign currency exchange rates rarely move instantaneously in the same directions and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

    Trading exposure

Corporate Treasury may enter into forward exchange contracts and other derivative financial instruments for trading purposes on a limited scale, in accordance with a risk mandate set by the Board of Directors in the financial policy for Swedish Match. As of December 2005 and 2004 Swedish Match did not hold any forward exchange contracts or other financial instruments for trading purposes.

    Interest rate risks

Interest-rate risk relates to the risk that changes in interest-rate levels affect the Group’s earnings. Swedish Match’s interest bearing assets consisted mainly of cash and bank and marketable securities. Marketable securities were to a large extent invested in interest-bearing securities with short maturity.

The time that elapses before a lasting change in the interest rate has an impact on the Group’s net interest depends on the fixed interest term of the loan or the investment. The average fixed interest term for the Group’s interest-bearing assets amounted to 33 days at December 31, 2005 compared with 78 days at December 31, 2004. The average fixed interest term for interest-bearing liabilities amounted to 63 days at December 31, 2005 compared with 72 days at December 31, 2004. The average rate of interest on the Group’s interest-bearing liabilities was 4.2 percent at December 31, 2005 compared with 4.4 percent at December 31, 2004. The Company had interest rate swaps with an estimated value of SEK 264 million as of December 31, 2005.

If there were an instantaneous 1 percent (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2005, with all other variables held constant, Swedish Match’s pre-tax income over a 12 month period would decrease by SEK 3 million compared with a decrease of SEK 9 million as of December 31, 2004. It should be noted that the assumptions upon which this sensitivity analysis is based rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. Further, the analysis does not take into account the time which elapses before a lasting change in interest rates has an impact on net interest expense, due to the set terms during which fixed interest rates are payable on the loans or the investments discussed above. In addition, the sensitivity analysis is based on the net debt outstanding as of December 31, 2005 and 2004 respectively, and does not take into account movements in the net debt during 2006 and 2005 respectively. The impact from actual interest rate movements may thus differ from the analysis above.

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

    Disclosure Controls and Procedures

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Securities Exchange Act of 1934 Rule 13a-15(e)) as of the end of the period covered by this Form 20-F (the “Annual Report”), have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to insure that material information relating to the Group was made known to them by others within the Group, particularly in the period in which this form 20-F was being prepared.

    Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is currently in the process of reviewing and implementing additional measures relating to its internal control procedures over financial reporting in preparation for the additional requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Andrew Cripps qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Andrew Cripps and each of the other members of the Audit Committee is an “independent director” as defined in Nasdaq Rule 4200.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Bohlins AB has served as the Company’s independent public accountant for the financial years ended December 31, 2004 and 2005. KPMG has been elected to audit the four years ending December 31, 2004 – December 31, 2007.

The following table presents the aggregate fees for professional services and other services rendered by KPMG Bohlins AB in 2004 and and 2005.

Accountants fees

(SEK in millions)	2005	2004
Audit Fees (1)	14	13
Audit-related Fees (2)	1	0
Tax Fees (3)	1	0
All Other Fees (4)	0	0
Total	16	13

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company’s audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centers; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
2005-01-01 to 2005-01-31	0		0	0	18,580,330
2005-02-01 to 2005-02-28	0		0	0	19,194,232
2005-03-01 to 2005-03-31	0		0	0	19,194,232
2005-04-01 to 2005-04-30	0		0	0	19,194,232
2005-05-01 to 2005-05-31	9,201,714	SEK	86.41	9,201,714	9,992,518
2005-06-01 to 2005-06-30	1,165,800	SEK	85.97	1,165,800	8,862,718
2005-07-01 to 2005-07-31	0		0	0	8,862,718
2005-08-01 to 2005-08-31	0		0	0	8,862,718
2005-09-01 to 2005-09-30	0		0	0	8,862,718
2005-10-01 to 2005-10-31	400,000	SEK	89.98	400,000	19,226,718
2005-11-01 to 2005-11-30	2,834,000	SEK	91.96	2,834,000	16,382,718
2005-12-01 to 2005-12-31	2,628,000	SEK	92.16	2,628,000	13,764,718

Total	16,229,514	SEK	88.37	16,229,514

(1)	Each year, Swedish Match’s board of directors has received shareholder authorization at the annual general meeting to repurchase an amount of shares in the open market not to exceed 10% of its issued and outstanding shares (as permitted under the Swedish Companies Act). Such authorization is valid until the following year’s annual general meeting. At the 2004 annual general meeting held in April 2004, Swedish Match’s shareholders authorized such repurchase which expired at the 2005 annual general meeting in April 2005. The repurchase of Swedish Match’s shares was re-authorized at the 2005 annual general meeting held in April 2005.
(2)	The number of shares that may yet be purchased is equal to 10 percent of the number of shares of the Company less what is held in treasury plus shares sold as holders’ of call options exercise their right to buy shares from treasury shares. The increased number of shares in October 2005 pertains to the cancellation of 12 million treasury shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1	Articles of Association of the Registrant as amended to date (in English translation).

4.1	Employment agreement of Sven Hindrikes

8.1	For a list of our material subsidiaries, see “Item 4.C. Organizational Structure”.

11.1	Code of Business Conduct and Ethics (filed as Exhibit 11.1 to Swedish Match AB’s annual report on Form 20-F for the year ended December 31, 2003 (File No. 0-28038) and incorporated by reference hereto).

12.1	Certification of Sven Hindrikes, President and Chief Executive Officer of Swedish Match AB (publ) pursuant to Rule 13a – 14(a) under the Exchange Act-.

12.2	Certification of Lars Dahlgren, Chief Financial Officer of Swedish Match AB (publ) pursuant to Rule 13a – 14(a) under the Exchange Act-.

13.1	Certification of Sven Hindrikes President and Chief Executive Officer of Swedish Match AB (publ) and Lars Dahlgren Chief Financial Officer of Swedish Match AB (publ) pursuant to Rule 13a – 14(b) under the Exchange Act section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Swedish Match AB (publ)

Dated: June 21, 2006	By:	/s/ Sven Hindrikes
	Name:	Sven Hindrikes
	Title:	President and Chief Executive Officer

Index to Consolidated Financial Statements

The Swedish Match Group

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Swedish Match AB (publ)

We have audited the consolidated balance sheets of Swedish Match AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of Swedish Match AB (publ). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swedish Match AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the result of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards approved by the European Commission for application within the European Union.

As discussed in Note 32 to the consolidated financial statements, in 2005, Swedish Match AB (publ) changed its basis of accounting from accounting principles generally accepted in Sweden to International Financial Reporting Standards approved by the European Commission for application within the European Union.

International Financial Reporting Standards approved by the European Commission for application within the European Union vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 34 to the consolidated financial statements.

Stockholm, Sweden

March 10, 2006

KPMG Bohlins AB

/s/ Thomas Thiel
Thomas Thiel
Authorized Public Accountant

The Swedish Match Group

Consolidated Statements of Income

for the years ended December 31, 2004 and 2005

In millions	2004	2005	20051)
	SEK	SEK	USD Unaudited
Net sales, including tobacco tax	21,705	22,120	2,787
Less tobacco tax	(8,698)	(8,809)	(1,110)
Net sales (Note 2)	13,007	13,311	1,677
Cost of goods sold	(7,246)	(7,278)	(917)

Gross profit	5,761	6,033	760

Other operating income (Note 3)	24	23	3
Selling expenses	(2,238)	(2,113)	(266)
Administrative expenses	(1,471)	(1,130)	(142)
Other operating expenses (Note 3)	(5)	(5)	(1)
Share of earnings in associated companies (Note 13)	1	18	2
Settlement income (Note 4)	1,521	—	—

Operating income (Note 2, 3, 4, 5, 6, 7, 13)	3,593	2,825	356

Financial income	106	91	11
Financial expenses	(270)	(219)	(28)
Net financing cost (Note 8)	(164)	(128)	(16)

Income before tax	3,429	2,696	340
Income tax expense (Note 9)	(1,345)	(919)	(116)

NET INCOME FOR THE YEAR	2,084	1,777	224

Attributable to:
Equity holders of the parent	2,011	1,769	223
Minority interests	72	9	1

	2,084	1,777	224

Earnings per share, basic, SEK (Note 19)	6.18	5.61	0.71
Earnings per share, diluted, SEK (Note 19)	6.15	5.59	0.70

See Notes to Consolidated Financial Statements.

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2005 of USD 1.00 = SEK 7.9370. The Noon Buying Rate on June 19, 2006, was USD 1.00 = SEK 7.3864.

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2004 and 2005

In millions	2004	2005	20051)
	SEK	SEK	USD Unaudited
ASSETS
Fixed assets
Intangible assets (Note 10)	3,452	4,265	537
Tangible assets (Note 11)	2,614	2,393	301
Biological assets (Note 12)	98	95	12
Shares and participations (Note 13)	125	93	12
Other investments	11	10	1
Long-term receivables (Note 14)	316	595	75
Deferred tax assets (Note 9)	397	452	57

Total fixed assets	7,012	7,903	996

Current assets
Inventories (Note 15)	2,476	2,770	349
Trade receivables (Note 16)	1,662	1,845	232
Prepaid expenses and accrued income	185	141	18
Other receivables (Note 14)	561	490	62
Short-term investments (Note 25)	1,815	1,929	243
Cash and bank (Note 17)	1,187	1,729	218

Total current assets	7,886	8,903	1,122

TOTAL ASSETS	14,898	16,806	2,117

See Notes to Consolidated Financial Statements.

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2005 of USD 1.00 = SEK 7.9370. The Noon Buying Rate on June 19, 2006, was USD 1.00 = SEK 7.3864..

The Swedish Match Group

Consolidated Balance Sheets

as of December 31, 2004 and 2005

In millions	2004	2005	20051)
	SEK	SEK	USD Unaudited
SHAREHOLDERS EQUITY AND LIABILITIES
Shareholders’ equity (Note 18)
Share capital	808	390	49
Reserves	(96)	651	82
Retained earnings	3,867	4,039	509

Equity attributable to equity holders of the parent	4,579	5,079	640
Minority interests	481	3	0

Total shareholders’ equity	5,060	5,083	640

Long-term liabilities
Long-term interest-bearing liabilities (Note 20, 25)	2,559	2,867	361
Other long-term liabilities (Note 23)	21	17	2
Provisions for pensions and similar commitments (Note 21)	739	813	102
Provisions (Note 22)	530	1,356	171
Deferred tax liabilities (Note 9)	1,243	903	114

Total long-term liabilities	5,092	5,956	750

Short-term interest-bearing debt (Note 20, 25)	970	1,464	184
Accounts payable	708	758	96
Tax liabilities (Note 9)	168	851	107
Other current liabilities (Note 23)	1,409	1,621	204
Accrued expenses and deferred income (Note 24)	845	780	98
Provisions (Note 22)	647	293	37

Total current liabilities	4,746	5,767	727

TOTAL LIABILITIES	9,837	11,723	1,477

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	14,898	16,806	2,117

For information on the Group’s pledged assets and contingent liabilities, see Note 27.

See Notes to Consolidated Financial Statements.

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2005 of USD 1.00 = SEK 7.9370. The Noon Buying Rate on June 19, 2006, was USD 1.00 = SEK 7.3864.

The Swedish Match Group

Consolidated Statement of changes in Shareholders’ Equity

	Equity attributable to equity holders of the parent.
In millions	Share capital	Reserves	Retained earnings	Total	Minority interest	Total equity
Shareholders’ Equity at January 1, 2004	844	0	2,954	3,798	604	4,402

Translation differences for the year	—	(96)	—	(96)	(58)	(154)

Total changes reported directly against equity	844	(96)	2,954	3,702	546	4,248
Net income for the year	—	—	2,011	2,011	72	2,084

Total changes	844	(96)	4,965	5,713	618	6,332

Dividend	—	—	(558)	(558)	—	(558)
Dividends paid to minority shareholders in subsidiaries	—	—	—	—	(121)	(121)
Acquisition of minority share in Best Blend	—	—	—	—	(16)	(16)
Allocation to unrestricted reserves through cancellation of shares	(36)	—	36	—	—	—
Purchase of own shares	—	—	(658)	(658)	—	(658)
Exercise of stock options by employees	—	—	82	82	—	82

Shareholders’ equity at December 31, 2004	808	(96)	3,867	4,579	481	5,060

Shareholders’ equity at January 1, 2005	808	(96)	3,867	4,579	481	5,060

Changed accounting principle, IAS 39	—	31	—	31	17	48
Translation differences for the year	—	707	—	707	34	741
Revaluations reported directly against equity	—	9	—	9	—	9

Total changes reported directly against equity	808	651	3,867	5,326	532	5,858
Net income for the year			1,769	1,769	9	1,777

Total changes	808	651	5,636	7,095	541	7,635

Dividends	—	—	(612)	(612)	—	(612)
Acquisition of minority shares in General Cigar	—	—	—	—	(532)	(532)
Sales of shares in Wimco	—	—	—	—	(6)	(6)
Allocation to unrestricted reserves through cancellation of shares	(29)	—	29	—	—	—
Reduction of par value	(389)	—	389	—	—	—
Purchase of own shares	—	—	(1,434)	(1,434)	—	(1,434)
Exercise of stock options by employees	—	—	23	23	—	23
Share-related compensation, IFRS 2	—	—	8	8	—	8

Shareholders’ equity at December 31, 2005 (Note 18)	390	651	4,039	5,079	3	5,083

See Notes to Consolidated Financial Statements.

The Swedish Match Group

Consolidated Cash-Flow Statement

for the years ended December 31, 2004 and 2005

In millions	2004	2005	20051)
	SEK	SEK	USD Unaudited
Operating activities
Income before taxes	3,429	2,696	340
Adjusted for non-cash items	679	323	41
Income tax paid	(819)	(606)	(76)

Cash flow from operations before changes in working capital	3,289	2,413	304

Cash flow from changes in working capital
(Increase) /Decrease in inventories	54	51	7
(Increase) /Decrease in operating receivables	136	(170)	(21)
Increase /(Decrease) in operating liabilities	148	423	53

Cash flow from operating activities	3,626	2,718	342

Investing activities
Acquisition of tangible assets	(486)	(328)	(41)
Divestments of tangible assets	42	628	79
Acquisition of intangible assets	(34)	—	—
Acquisition of minority shares in General Cigar	—	(1,100)	(139)
Acquisition of subsidiaries	(53)	—	—
Divestment of subsidiaries	117	184	23
Investments in business-related shares	(10)	(92)	(12)
Change in financial receivables	(47)	(44)	(5)
Change in short-term investments	(646)	(113)	(14)

Cash flow from investing activities	(1,118)	(865)	(109)

Financing activities
Repurchase of shares	(658)	(1,434)	(181)
Sale of treasury shares upon exercise of stock options	82	23	3
Increase of loans	—	1,685	212
Repayment of loans	(1,819)	(942)	(119)
Dividend paid to Parent Company’s shareholders	(558)	(612)	(77)
Dividend to minorities	(121)	—	—
Other	295	(162)	(20)

Cash flow from financing activities	(2,779)	(1,441)	(182)

Cash flow for the year	(270)	412	52

Cash and bank at the beginning of the year	1,497	1,187	150

Translation differences in cash and bank	(40)	130	16

Cash and bank at year-end	1,187	1,729	218

See Notes to Consolidated Financial Statements.

1)	Translation of amounts from Swedish kronor (SEK) into US dollars (USD) has been made solely for the convenience of the reader at the Federal Reserve Bank of New York Noon Buying Rate on December 31, 2005 of USD 1.00 = SEK 7.9370. The Noon Buying Rate on June 19, 2006, was USD 1.00 = SEK 7.3864.

Note 1. Accounting Principles

All amounts referred to in notes are in millions of kronor (SEK millions) unless stated otherwise. Figures within brackets pertain to 2004.

(a)	Compliance with standards and legislation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), approved by the European Commission for application within the EU. This financial report is the first complete financial report prepared by Swedish Match in accordance with IFRS. In conjunction with the transition from the accounting principles applied previously to reporting in accordance with IFRS, the Group applied IFRS 1, the standard that outlines how the transition to IFRS should be reported. In addition, the Swedish Financial Accounting Standards Council’s recommendation RR 30, “Supplementary Accounting Regulations for Groups”, has been applied.

The transition to accounting in accordance with IFRS for the Group, has been reported in accordance with IFRS 1 and is described in Note 32. In accordance with the voluntary exceptions permitted in IFRS 1, comparative figures for 2004 are not provided for IAS 39 “Financial Instruments”, instead the standard is applied prospecively. The application of IAS 39 has meant that equity was affected positively by SEK 31 millions as of January 1, 2005. The effects of IAS 39 on the income statement for 2005 were marginal.

(b)	Basis for the preparation of the financial reports

The financial reports are presented in SEK. Unless otherwise indicated, all amounts are rounded off to the nearest million.

Assets and liabilities are reported at their historical acquisition value, except for certain financial assets and liabilities and biological assets that are reported at fair value. Financial assets and liabilities reported at fair value comprise derivative instruments and financial assets classified as financial assets reported at fair value in the income statement or as financial assets available for sale.

Fixed assets and disposal groups held for sale are reported at the lower of their previous carrying amount or their fair value less costs to sell.

Preparing financial reports in accordance with IFRS requires that management make evaluations, estimations and assumptions that affect the application of the accounting principles and the reported amounts for assets, liabilities, revenues and costs. The estimations and assumptions are based on historical experience and a number of other factors that may be considered relevant under the prevailing conditions. The actual outcome may deviate from these estimations and assumptions.

Evaluations made by management on the implementation of IFRS that have a significant impact on financial statements, and estimations made that could entail material adjustments in subsequent years’ financial statements, are described in greater detail in Note 30.

(c)	Reporting by segment

Swedish Match’s operations comprise seven operating segments: snuff, chewing tobacco, cigars, pipe tobacco and accessories, matches, lighters and other operations. Geographic areas constitute secondary segments and cover the following market regions: the Nordic region, Europe excluding the Nordic region, North America and Rest of the World.

Note 1. Accounting Principles, cont.

(d)	Classification, etc.

Fixed assets and long-term liabilities consist exclusively of amounts that are expected to be recovered or paid after more than 12 months from the reporting date. Current assets and current liabilities consist of amounts that are expected to be recovered or paid within 12 months from the reporting date.

(e)	Consolidation principles

The consolidated financial statements include the Parent Company and all subsidiaries and associated companies. Subsidiaries are defined as companies in which Swedish Match holds shares carrying more than 50 percent of the votes or in which Swedish Match has a decisive influence in some other way. Associated companies are defined as companies in which Swedish Match exercises a significant, long-term influence without the jointly owned company being a subsidiary. This normally means that the Group holds 20-50 percent of total voting rights. Holdings in associated companies are reported in accordance with the equity method.

All acquisitions of companies are reported in accordance with the purchase method. Under this method the acquisition of subsidiaries is considered a transaction through which the Group indirectly acquires the subsidiary’s assets and assumes its liabilities and obligations. Divested companies are included in the consolidated accounts up through the time of divestment. Companies acquired during the year are included in the consolidated financial statements from the date of acquisition.

Intra-Group receivables and liabilities, revenues and costs and unrealized gains and losses arising from intra-Group transactions are eliminated in their entirety when the consolidated financial statements are prepared.

(f)	Foreign currencies

(i) Transactions in foreign currencies

Functional currencies are the currencies of the primary economic environments in which Group companies conduct their operations. SEK is the Parent Company’s functional currency, as well as its reporting currency. The Group’s reporting currency is SEK.

Transactions in foreign currencies are translated into the functional currency according to the exchange rates applicable on the transaction date. Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate applicable on the reporting date. Exchange-rate differences arising from translation are reported in the income statement. Non-monetary assets and liabilities reported at their historical acquisition values are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities reported at their fair value are converted to the functional currency at the applicable rate at the time of the valuation. Exchange rate differences are then reported in the same manner as other changes in value relating to the asset or liability.

(ii) Financial reports of foreign operations

Assets and liabilities in foreign operations, including goodwill and other Group surplus and deficit values, are translated into SEK at the exchange rate on the reporting date. Revenues and expenses from foreign operations are translated to SEK at an average exchange rate for the year. Translation differences arising from currency translation of foreign operations are reported directly in equity as a translation reserve.

Accumulated translation differences are presented as a separate equity category and contain translation differences accumulated since January 1, 2004. Accumulated translation differences prior to January 1, 2004 are allocated to other equity categories and are not reported separately.

Note 1. Accounting Principles, cont.

The Group’s most significant currencies are shown in the table below:

		Average exchange rate Jan. – Dec.		Exchange rate on December 31
Country	Currency	2005	2004	2005	2004
USA	USD	7.48	7.35	7.95	6.61
Euro	EUR	9.28	9.13	9.41	9.00
Brazil	BRL	3.10	2.51	3.42	2.48
South Africa	ZAR	1.17	1.14	1.26	1.17

(g)	Revenues

Revenue from the sale of goods is recognized when an agreement with the customer is in place, the delivery has occurred, all key risks and benefits have been transferred to the customer and collectibility is deemed highly probable.

(h)	Financial income and expenses

Financial income and expenses consist of interest income on bank balances, receivables, interest-bearing securities and dividend income, interest expense on loans, exchange rate differences, unrealized and realized gains on financial investments and derivative instruments used in financial activities. Interest income includes discounts, premiums and other differences between the original value of the receivable and the amount received at maturity if applicable. Issue expenses and similar transaction costs for raising loans are amortized over the terms of the respective loans by the interest method.

(i)	Financial instruments

Financial instruments are valued and reported within the Group in accordance with the rules contained in IAS 39 as of January 1, 2005, without retroactive recalculation of the comparative year.

Financial instruments reported in the balance sheet include, on the asset side, cash and bank, trade receivables, shares and other equity instruments, loans receivable, bonds receivable and derivatives. On the liabilities and equity side, financial instruments include accounts payable, liability and equity instruments, loans and derivatives.

Financial instruments are initially reported at their acquisition value, corresponding to the instruments’ fair value, with additions for transaction costs for all financial instruments except for those that belong to the category of financial assets that are reported at their fair value via the income statement. Reporting thereafter depends on how such instruments are classified in accordance with the criteria below.

The fair value of listed financial assets corresponds to the assets’ quoted market prices on the reporting date. The fair value of unlisted financial assets is based on a calculation of the net present value of future cash flows.

IAS 39 classifies financial instruments into categories. The classification depends on the purpose for which the instruments were acquired. Management determines the classification of instruments when they are first acquired. The categories are as follows:

Investments held to maturity

Financial assets that have fixed or determinable payment flows, and with a fixed duration, that the company has an expressed intention and ability to hold until maturity. Assets in this category are valued at their amortized cost.

Note 1. Accounting Principles, cont.

Financial assets held for trading

Financial assets in this category are valued at fair value with changes in value reported in the income statement.

Financial assets available for sale

The financial assets in this category include financial assets that are not classified in any other category or financial assets that the company initially chose to classify in this category. Assets in this category are valued at their fair value with changes in value reported in equity. At the time when the investments are removed from the balance sheet, previously reported accumulated gains or losses in equity are transferred to the income statement.

Other financial liabilities

Financial liabilities not held for trading are valued at amortized cost.

Derivatives used for hedge accounting.

All derivatives are reported at their fair value in the balance sheet. Changes in value are transferred to the income statement when the fair value is hedged. Hedge accounting is described in greater detail below.

Long-term receivables and other current receivables

Long-term receivables and other current receivables are receivables that arise when the company provides money without the intention to conduct trade in the receivable. If the expected holding time is longer than one year, they are long-term receivables, and if it is shorter, they are current receivables. These receivables are classified as either loan receivables or trade receivables.

Trade receivables

Trade receivables arise from sales in the normal course of business and are reported at the amount expected to be received, after deductions for doubtful receivables assessed individually. Trade receivables have a short anticipated duration and are valued at their nominal amount without discounting. Impairments of trade receivables are reported as operating expenses.

Liabilities

Liabilities are classified as other financial liabilities, which means that they are initially reported at the amount received after deductions for transaction costs. After the date of acquisition, loans are valued at amortized cost in accordance with the effective interest method. Long-term liabilities have an anticipated duration of longer than one year, while current liabilities have a duration of less than one year.

Note 1. Accounting Principles, cont.

(j)	Derivatives and hedge accounting

Derivative instruments – including forward contracts, options and swaps – are utilized to cover the risk of exchange rate differences and exposure to interest rate risks. Changes in value affecting derivative instruments are reported in the income statement based on the reason for the holding. If a derivative is used for hedge accounting, and assuming this is effective, the change in value of the derivative is reported on the same line in the income statement as the hedged item. Even if hedge accounting is not applied, increases or decreases in the value of the derivative are reported as a revenue or expense item under operating income or under net financing cost, based on the reason for using the derivative instrument and whether its use is related to an operating item or a financial item. When hedge accounting is used, the ineffective portion is reported in the same manner as changes in value affecting derivatives that are not used for hedge accounting.

If hedge accounting is not applied when using interest swaps, the interest coupon is reported as interest and other changes in the value of the interest swap are reported as other financial income or other financial expense.

Receivables and liabilities in foreign currency

For hedging of assets or liabilities against exchange rate risks, forward contracts are used. For these hedges, no hedge reporting is necessary since both the hedged item and the hedging instrument are valued at fair value, with changes in value relating to exchange rate differences reported in the income statement. Changes in value relating to operations-related receivables and liabilities are reported in operating profit while changes in value relating to financial receivables and liabilities are reported in net financing cost.

Hedging of the Group’s interest-rate risk

Interest swaps are used for hedging of interest rate risk. Interest swaps are valued at their fair value in the balance sheet. In the income statement, the interest coupon portion is reported as current interest income or interest expense, while other changes in the value of interest swaps are reported directly in the hedge reserve in equity, as long as the criteria for hedge accounting and effectiveness are met.

Hedging of fair value

When a hedging instrument is used for hedging of fair value, the derivative is reported at its fair value in the balance sheet and the hedged asset/liability is also reported at fair value in regard to the risk that is hedged. The change in value of the derivative is reported in the income statement together with the change in value of the hedged item.

(k)	Leased assets

In the case of leased assets, IAS 17 applies. Leases of fixed assets, whereby the Group is essentially subject to the same risks and benefits as with direct ownership, are classified as finance leases. Leases of assets where the lessor essentially retains ownership of the assets are classified as operating leases. Leasing charges relating to operating leases are expensed straight-line over the leasing period.

Note 1. Accounting Principles, cont.

(l)	Intangible assets

(i) Goodwill

Goodwill comprises the difference between the acquisition cost of acquired operations and the fair value of the specifically identifiable acquired assets, assumed liabilities and any contingent liabilities.

For goodwill in acquisitions made before January 1, 2004, the Group has, with the transition to IFRS, not applied IFRS retroactively, but rather the value reported on this date continues to be the Group’s acquisition value, following impairment testing, see Note 10.

Goodwill is valued at initial acquisition value, less any accumulated impairments. Goodwill is divided among cash-generating units and is no longer amortized, but is instead tested annually, or upon indication, for impairment. Goodwill that has arisen from the acquisition of associated companies is included in the carrying amount of the investments in associated companies.

(ii) Research and development

Research costs for obtaining new technical expertise are expensed as they arise. Development costs in the case of which the research results or other knowledge are applied in order to achieve new or improved products or processes are reported as an asset in the balance sheet, provided the product or process is technically and commercially usable. Other costs are expensed as they arise.

(iii) Other intangible assets

Other intangible assets acquired by the Group are reported at acquisition value less accumulated amortization and impairments.

(iv) Amortization

Amortization is reported in the income statement straight-line over the estimated useful life of the intangible assets, unless the useful life is indefinite. Goodwill and intangible assets with an indefinite useful life are not amortized but are tested for impairment annually or whenever indications arise that point toward a decline in the value of the asset. Amortizable intangible assets are amortized from the date that they are available for use. The estimated useful life periods are as follows:

– trademarks	10–20 years
– capitalized development expenditures	5–7 years

(m)	Fixed assets

Tangible fixed assets are reported in the Group at their acquisition value less accumulated depreciation and any recognized impairments. The acquisition value includes the purchase price and costs directly attributable to the asset in order to transport it to its place of use in the appropriate condition to enable it to be used in accordance with the purpose of the acquisition.

Borrowing costs are not included in the acquisition value of internally produced fixed assets.

Note 1. Accounting Principles, cont.

Depreciation

Depreciation is applied using the straight-line method over the estimated asset’s useful lives; land is not depreciated.

Estimated useful life of:

– buildings, owner-occupied properties	40 year
– machinery and other technical plant	5–12 years
– equipment, tools and fixtures	5–10 years
– major components	3–5 years

Assessment of an asset’s residual value and useful life is performed annually.

(n)	Biological assets

The Group has forest plantations to secure its raw-material needs for match manufacturing. Growing trees owned by the Group are valued at fair value, after deductions for estimated selling expenses. Changes in fair value are included in the Group’s earnings for the period during which they arise. The fair value of growing trees is based on estimated market value.

(o)	Inventory

Inventory is valued at the lesser of acquisition cost and net realizable value.

The acquisition value for cut timber amounts to the fair value, with deductions for estimated selling expenses at the time of felling, determined in accordance with the accounting principles for biological assets.

The acquisition value of other inventory is calculated by applying the first-in, first-out method (FIFO) and includes expenses arising from the acquisition of inventory items and the transport of them to their present location and condition.

(p)	Impairments

The carrying amounts for the Group’s assets – with the exception of biological assets, assets held for sale and disposal groups reported in accordance with IFRS 5, inventories, plan assets used for the financing of employee benefits and deferred tax assets – are tested on each reporting date to evaluate whether there is an indication of an impairment. Should such an indication exist, the asset’s recoverable amount is calculated using a discounted cash flow method.

For goodwill and other intangible assets with an indefinite useful life and intangible assets that are not yet ready for use, the carrying amount is tested for recoverability annually, or when an impairment is indicated. An impairment charged against the income statement is made when the carrying amount exceeds the recoverable amount.

(q)	Provisions

A provision is reported in the balance sheet when the Group has an existing legal or informal obligation as a result of an event that has occurred and it is probable that expenditure will be required to regulate the obligation, and that a reliable estimate of the amount can be made.

(r)	Share capital

Buybacks of own shares are reported directly in equity.

Note 1. Accounting Principles, cont.

(s)	Employee benefits

Within the group there are a number of defined contribution and defined benefit pension plans, some of them with plan assets in special foundations or similar institutions. The pension plans are financed by payments from the Group company concerned and its employees. Independent actuaries compute the size of the commitments attached to each plan and re-evaluate the pension-plan assumptions each year.

Obligations for defined contribution plans are reported as an expense in the income statement when they occur. Pension costs for defined benefit plans are calculated according to the Projected Unit Credit Method in a manner that distributes the cost over the employee’s active working life. These assumptions are valued at the present value of the expected future disbursements using a discount rate that corresponds to the interest rate on first-class corporate bonds or government bonds with a remaining maturity that approximates the particular commitments. In Swedish Match’s consolidated balance sheet, the pension commitments for funded plans are reported net after deductions for plan assets. Funded plans with net assets, that is, assets in excess of obligations, are reported as financial fixed assets. When the calculation leads to an asset for the Group, the carrying value of the asset is limited to the net amount of non-reported actuarial losses and non-reported costs for service during prior periods and the present value of future repayments from the plan or reduced future payments to the plan.

The corridor rule is applied for actuarial gains and losses. In accordance with the corridor rule, the proportion of accumulated actuarial gains and losses that exceeds 10% of the larger of the present value of the obligations and the fair value of plan assets is reported in the income statement over the anticipated average remaining periods of employment for employees covered by the plan. Actuarial gains and losses are otherwise not recognized.

Obligations for old-age pensions and family pensions for salaried employees in Sweden are secured through insurance in a superannuation fund (PSF). This fund also encompasses another employer. Since the company has not previously had sufficient information to report this as a defined benefit plan, it had been reported as a defined contribution plan. During the year, an analysis was completed enabling a reasonable estimate of Swedish Match’s assets and liabilities in the superannuation fund. In the 2005 annual accounts, this plan is reported as a defined benefit plan.

(t)	Share-based payments

Under an option program, certain executives are entitled to purchase shares in the company. The fair value of the allotted options is reported as a personnel cost with a corresponding amount reported as an increase in equity. The fair value is expensed during the year the options are earned, because the right to receive the options is irrevocable assuming that the employee is still employed at the end of the year. The amount expensed is adjusted to reflect the real number of options earned during the year, but not the portion of the option allotment that depends on the share price.

Social fees attributable to share-based instruments allotted to employees in lieu of purchased services are expensed during the year of vesting. With respect to foreign employees, the amount for social security fees is recognized consistent with the fair value trend of the options.

Note 1. Accounting Principles, cont.

(u)	Taxes

Income taxes consist of current tax and deferred tax. Income tax is reported in the income statement except when the underlying transactions are reported directly in equity, in which case the related tax effect is also reported in equity.

Current tax is tax that shall be paid or is received for the current year, with application of tax rates that are enacted on the reporting date. Adjustments of current tax attributable to earlier periods are also reported here.

Deferred tax is computed using the balance sheet method, using temporary differences between reported and taxable values of assets and liabilities as the starting point. The following temporary differences are not taken into account: temporary differences arising during the first reporting of goodwill, the first reporting of assets and liabilities that are not the result of business combinations and which, at the time of the transaction, do not affect either the reported or the taxable earnings, or temporary differences attributable to shares in subsidiaries and associated companies that are not expected to be reversed in the foreseeable future. Valuation of deferred tax is based on how the carrying amounts for assets or liabilities are expected to be realized or regulated. Deferred tax is calculated by applying tax rates or tax regulations that are enacted on the reporting date.

Deferred tax assets related to deductible temporary differences and loss carry-forwards are only reported to the extent that it is likely that they will be utilized. The carrying value of deferred tax assets is reduced when it is no longer deemed likely that they can be utilized.

(v)	Contingent liabilities

A contingent liability is reported when there is a potential commitment that stems from previous events and whose occurrence is confirmed only by one or more uncertain future events, or when there is a commitment that is not reported as a liability or provision because it is unlikely that an outflow of resources will be required.

Note 2. Segment information

Primary segments – product areas

The Group is organized in six product areas and other operations.

Other operations include distribution of tobacco products on the Swedish market, sales of advertising products and corporate overheads.

Product area assets consist primarily of tangible and intangible fixed assets, inventories and operating receivables.

Product area liabilities comprise operating liabilities. Non-allocated assets and liabilities are mainly assigned to financial items and taxes.

Capital expenditure for segment purposes consist of purchase of tangible and intangible assets, including increases as a result of acquisitions.

Note 2. Segment information, cont.

No sales are transacted between the different product areas.

	External sales
Revenues	2004	2005
Snuff	3,081	3,131
Chewing tobacco	1,058	1,079
Cigars	3,171	3,283
Pipe tobacco and accessories	901	920
Matches	1,378	1,316
Lighters	582	620
Other operations	2,836	2,962

Total	13,007	13,311

	Operating income		Share of operating income from associated companies		Total operating income
Income	2004	2005	2004	2005	2004	2005
Snuff	1,375	1,503	1	1	1,376	1,504
Chewing tobacco	304	347	—	—	304	347
Cigars	570	606	(3)	7	567	613
Pipe tobacco and accessories	254	237	—	—	254	237
Matches	(14)	4	2	9	(12)	13
Lighters	12	42	1	1	13	44
Other operations	(190)	(140)	—	—	(190)	(140)
Subtotal	2,311	2,601	1	18	2,312	2,618
Settlement income	1,521	—	—	—	1,521	—
Match impairment charges	(150)	—	—	—	(150)	—
Provision for acquisition of shares in Wimco Ltd	(90)	—	—	—	(90)	—
Gain from sale of office building	—	206	—	—	—	206

Total	3,592	2,807	1	18	3,593	2,825

Non-allocated costs and revenues
Financial income					106	91
Financial expenses					(270)	(219)
Income taxes					(1,345)	(919)
Net income for the year					2,084	1,777
Attributable to:
Equity holders of the parent					2,011	1,769
Minority interest					72	9

Net income for the year					2,084	1,777

	Assets		Share of equity in associated companies		Total assets
Assets	2004	2005	2004	2005	2004	2005
Snuff	1,645	1,739	—	—	1,645	1,739
Chewing tobacco	396	499	—	—	396	499
Cigars	5,062	6,021	75	85	5,137	6,106
Pipe tobacco and accessories	1,262	1,370	—	—	1,262	1,370
Matches	1,219	1,068	42	—	1,261	1,068
Lighters	461	479	7	8	468	487
Other operations	880	924	—	—	880	924
Non-allocated assets	3,849	4,613	—	—	3,849	4,613

Total	14,774	16,713	125	93	14,898	16,806

Note 2. Segment information, cont.

	Liabilities and equity
Liabilities	2004	2005
Snuff	513	539
Chewing tobacco	235	291
Cigars	927	1,124
Pipe tobacco and accessories	281	325
Matches	410	563
Lighters	202	197
Other operations	1,166	1,389
Non-allocated liabilities*	6,103	7,296
Equity	5,060	5,083

Total	14,898	16,806

*	Non-allocated liabilities mainly pertain to taxes and financial items.

	Tangible fixed assets		Intangible fixed assets		Total capital expenditure
Capital expenditure	2004	2005	2004	2005	2004	2005
Snuff	242	157	—	—	242	157
Chewing tobacco	18	9	—	—	18	9
Cigars	128	90	45	5	173	95
Pipe tobacco and accessories	28	20	—	—	28	20
Matches	36	38	18	2	54	40
Lighters	17	9	14	—	31	9
Other operations	18	6	1	3	19	9

Total	487	328	78	10	565	338

	Tangible fixed assets		Intangible fixed assets		Total depreciation and amortization
Depreciation and amortization	2004	2005	2004	2005	2004	2005
Snuff	95	110	43	16	138	126
Chewing tobacco	24	23	—	—	24	23
Cigars	113	100	68	69	181	169
Pipe tobacco and accessories	15	16	24	24	39	40
Matches	51	46	6	6	57	52
Lighters	26	33	2	2	28	35
Other operations	8	9	4	5	12	14

Total	332	337	147	121	479	458

During 2005, write downs of intangible fixed assets of SEK 67 millions affected the Matches product area. During 2004, write downs of intangible fixed assets affected product areas as follows: Matches, SEK 17 millions; Lighters, SEK 6 millions; cigars, SEK 31 millions.

Write downs of tangible fixed assets were charged against the Matches product area at an amount of SEK 38 millions (SEK 219 millions) and against the Cigars product area at an amount of SEK 15 millions.

Secondary segments – geographic areas

The Group’s operations are primarily conducted in four geographic areas. The sales figures relate to the geographic area where the customer is domiciled. Assets and investments are reported where assets are located respectively. Non-allocated assets and liabilities consist mainly of financial items and taxes.

Note 2. Segment information, cont.

	External sales
Revenues	2004	2005
Nordic region	5,087	5,356
Europe excluding Nordic region	1,912	1,920
North America	4,036	3,974
Other areas	1,972	2,061

Total	13,007	13,311

	Assets
Assets	2004	2005
Nordic region	3,356	3,590
Europe excluding Nordic region	1,855	1,762
North America	3,952	5,030
Other areas	1,885	1,811
Non-allocated assets	3,849	4,613

Total	14,898	16,806

	Tangible fixed assets		Intangible fixed assets
Capital expenditure	2004	2005	2004	2005
Nordic region	245	160	19	5
Europe excluding Nordic region	84	14	58	5
North America	112	79	—	—

Other areas	46	75	1	—

Total	487	328	78	10

Note 3. Other operating income and other operating expenses

Other operating income include foreign exchange rate gains of SEK 23 millions (6).

Other operating expenses include foreign exchange rate losses of SEK 5 millions (5).

Note 4. Settlement income

The amount pertains to income following settlement with UST in 2004, through which Swedish Match received USD 200 million and UST transferred its cigar operation to Swedish Match.

Note 5. Personnel

The average number of employees in the Parent Company during 2005 was 47, and in the Group 14,333. The corresponding numbers in 2004 were 47 and 15,039 respectively.

Wages, salaries, other remuneration and social costs are summarized below:

	2004			2005
	Salaries and other compensation	Social costs	of which, pension costs	Salaries and other compensation	Social costs	of which, pension costs
Parent Company	55	34	13	54	50	29
Subsidiaries	1,671	583	104	1,655	621	138

Group	1,726	617	117	1,709	671	167

Note 5. Personnel, cont.

Wages, salaries and other remuneration distributed by country and between members of the Board, etc., and other employees, are summarized below:

	2004			2005
	Board and CEO	of which, bonuses, etc.	Other employees	Board and CEO	of which, bonuses, etc.	Other employees
Parent Company
Sweden	22	4	33	13	—	41
Subsidiaries
Total in subsidiaries	34	7	1,637	31	5	1,624

Group total	56	11	1,670	44	5	1,665

During 2005, SEK 17.4 millions (11.7) was paid into a profit-sharing foundation on behalf of Group personnel in Sweden.

Group employees divided by country are summarized in the table below:

	2004		2005
	Average number of employees	(of whom, men, %)	Average number of employees	(of whom, men, %)
Parent Company
Sweden	47	49	47	55

Subsidiaries
Australia	49	57	48	63
Austria	15	67	14	64
Belgium	317	29	349	32
Brazil	741	71	758	73
Bulgaria	107	43	105	42
China	265	65	258	82
Dominican Republic	3,339	41	3,908	47
France	66	56	65	55
Germany	40	63	40	63
Honduras	1,623	41	1,801	50
Hungary	172	36	149	32
India	2,877	99	1,496	99
Indonesia	1,512	15	1,617	27
Ireland	37	73	36	72
Netherlands	419	80	333	81
Norway	27	63	33	70
New Zealand	6	83	8	88
Philippines	128	51	129	53
Poland	17	71	16	56
Portugal	22	73	23	78
Slovenia	14	93	13	92
South Africa	493	91	472	89
Spain	123	78	75	77
Sweden	1,050	59	1,066	58
United Kingdom	59	61	54	65
United States	1,273	59	1,217	64
Turkey	180	87	183	85
Other countries	21	71	20	70

Group total	15,039	58	14,333	58

Note 5. Personnel, cont.

Leading executives, distributed by gender:

	2004		2005
	At end of period	(of whom, men, %)	At end of period	(of whom, men, %)
Parent Company
Board members	9	78	11	73
CEO and other management	10	100	9	100

Group
Board members	136	93	108	91
CEO and other management	126	94	115	90

Compensation

Compensation to Swedish Match AB’s Board members

Fees are paid to the Chairman of the Board and Board members in accordance with decisions of the Annual General Meeting. No Board fee is paid to the President (CEO). A study fee in an amount of SEK 43,000 was paid to each of the three employee representatives on the Board, and in an amount of SEK 32,250 to each of the three deputy members. The fees paid to Board members elected by the Annual General Meeting for Board work during 2005 are shown in the table below:

Board fees paid to Board members elected by AGM in 2005

In SEK	Board fees	Compensation Committee	Audit Committee	Total fees for Board work
Bernt Magnusson	737,500	86,250		823,750
Jan Blomberg	300,000	48,250	86,250	434,500
Tuve Johannesson	300,000			300,000
Arne Jurbrant	300,000	48,250		348,250
Meg Tivéus	300,000		48,250	348,250
Karsten Slotte	300,000		48,250	348,250
Kersti Strandqvist	200,000		30,667	230,667

Total	2,437,500	182,750	213,417	2,833,667

Compensation and other benefits to Group management during 2005

(SEK thousands)		Fixed salary	Variable salary	Options	Other benefits	Pension costs	Total
President	2005	5,665	1,628	700	121	1,991	10,104
	2004	5,452	1,855	700	209	2,256	10,471
Other members of Group management	2005	18,677	4,678	2,450	1,482	5,809	33,096
	2004	20,464	6,879	3,850	1,781	5,031	38,005

Total	2005	24,342	6,305	3,150	1,603	7,800	43,200
	2004	25,915	8,734	4,550	1,990	7,287	48,476

Note 5. Personnel, cont.

Comments on the table

•	During 2005, the other members of Group management consisted of eight persons. During 2004, the other members of Group management consisted of 10 persons through April, and thereafter of nine persons.

•	Variable salary pertains to incentive payments made during the year.

•	Options relate to expenses for the allocation of options.

•	Other benefits pertain to company cars and other benefits.

•	Reported pension costs are costs that affect the results of defined contribution pension plans and the service costs according to IAS for defined benefit pension plans. These accounting principles have been applied for the reporting of pension costs since January 1, 2004.

Fixed salary

The fixed salaries paid to members of Group management are based on market terms, competence, responsibilities and position.

Variable salary

In 2005, Group management was covered by an incentive program (variable salary). This variable salary could amount to a maximum of 35 percent of an employee’s fixed salary. For the President and corporate staff function managers, the outcome of the incentive program was based on achieving an increase in Group earnings per share. For division presidents, 50 percent of the outcome of the incentive program was based on achieving an increase in earnings per share, while the remaining 50 percent was based on achieving an increase in operating income of the individual divisions. Maximum payment in the case of the portion based on earnings per share required that earnings per share increase by 20 percent or more compared to the preceding year. For division presidents, maximum payment was dependent on an improvement in operating income compared to the preceding year and upon the achievement of set targets.

In addition to the program noted above, one member of Group management based outside Sweden is also covered by a three-year local program. This local program extends over three years, with a new program starting every second year. Accordingly, this program can generate an outcome every second year. The maximum outcome for this member of Group management corresponds to fixed annual salary every second year.

Options

The Group has an options program that can result in an allocation of call options on shares in Swedish Match AB. The options are allotted to participants subject to the fulfillment of certain established targets. In 2005, the options program covered 56 senior executives, including the President and other members of Group management. The options have a lifetime of five years and may be exercised for the purchase of shares during the fourth and fifth year. During this period, the shares can be purchased at a price that corresponds to 120 percent of the average price paid for the share during the ten days following the publication of the year-end report for 2005.

Note 5. Personnel, cont.

The allotment of options is calculated based on meeting two key criteria:

•	The total return on the Swedish Match share shall be positive and better than the return on the shares of a selection of other companies in the industry. Based on this criterion, a maximum allotment is made if the return on the Swedish Match share is 20 percentage points higher (or more) than the return on the shares of the selected companies.

•	Earnings per share (EPS) for the year shall be higher than the average EPS for the most recent three-year period. A maximum allotment is made if the EPS is 20 percent higher (or more) than this average.

These criteria have the same value. If the allotment criteria are fulfilled, the senior executives will be allotted options at no cost and after allotment the options are vested. For program participants in Sweden, the allotment of options constitutes a taxable income. The options are valued by an external institution in accordance with the Black & Scholes model. Using the Black & Scholes model, the options are valued by the external institution based on the following conditions: the share price at the time of allotment is SEK 83.21, volatility is 23 percent and the risk-free interest rate is 3.27 percent and the expected lifetime is estimated to 5 years. An assumption in regard to dividend growth is also made to compute the value of the options.

Based on the targets achieved in 2004, 661,871 options were allotted during 2005. These can be exercised between March 3, 2008 and March 1, 2010. Each option entitles the holder to purchase one share in Swedish Match AB at a price of SEK 99.75 per share. The computed value is SEK 10.80 per option, corresponding to a total of SEK 7,148,207. During 2005, the consolidated income statement was charged with SEK 10 millions pertaining to options earned during the year.

Number and weighted average of exercise prices related to options

	2004		2005
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at beginning of period	57.84	6,001,950	69.87	4,848,549
Allotted during period	84.80	865,259	99.75	661,871
Exercised during period	40.51	2,018,660	37.78	613,902
Matured during period	—	—	34.70	4

Outstanding at period-end	69.87	4,848,549	77.93	4,896,514

Exercisable at period-end	40.52	1,036,030	70.32	1,940,894

The market value of shares issued for options exercised in 2005 was SEK 84.40. The market value of shares issued for options exercised in 2004 was SEK 73.70.

The options outstanding on December 31, 2005 are specified in the table below:

Exercise period	Exercise price	Number of underlying shares	Exercised options	Net outstanding options
2004-03-13 - 2006-03-14	44.50	1,812,309	1,390,185	422,124
2005-03-15 - 2007-03-15	77.50	1,518,770	—	1,518,770
2006-03-01 - 2008-02-28	74.00	1,428,490	—	1,428,490
2007-03-01 - 2009-02-27	84.80	865,259	—	865,259
2008-03-03 - 2010-03-01	99.75	661,871	—	661,871

		6,286,699	1,390,185	4,896,514

Note 5. Personnel, cont.

During the latter half of 2005, a review was started of the principles that should be applied for the allotment of variable salary and options. This review is expected to result in the application of new principles for allotment in 2006.

Pensions

Introduction

Members of Group management resident in Sweden shall normally be covered by the ITP (supplementary pensions for salaried employees) plan for that portion of salary up to 30 income base amounts (in 2005 one base amount is equivalent to SEK 43,300) and, for fixed salary in excess of that, by a defined contribution pension plan. Those members of Group management who are based abroad shall primarily be covered by defined contribution pension plans, with pensionable salary based on their fixed salary amounts.

Group management members can retire from the age of 62.

President

Sven Hindrikes’ retirement age is 62 and he is covered by the ITP plan for that portion of salary up to 30 times the base income amount. According to the ITP plan, the pension shall be fully paid at age 60. In addition, the company pays a pension premium amounting to 40 percent of that portion of fixed salary that exceeds 30 income base amounts to an external insurance provider.

Other members of Group management

The following pension terms and conditions apply to other members of Group management:

For those members of Group management who are resident in Sweden, two of them are subject to terms and conditions in accordance with the principles noted earlier. For the other two members, the terms and conditions have been renegotiated with the result that their defined benefit pensions remain unchanged, their pensionable salaries have been locked at the 2005 level, and their pensionable age remains unchanged at 60.

For those members of Group management who are resident abroad, one of them is covered by a defined benefit pension plan, with a retirement age of 65. The other is covered by a defined contribution pension plan, with a retirement age of 62.

Funding of pension commitments

For members of Group management resident in Sweden, pensions on salary portions of up to 30 income base amounts are funded in PSF, the Swedish Match Superannuation Fund. The commitment for defined benefit pensions for salary portions in excess of 30 income base amounts is funded in the Swedish Match Pension Foundation, or through an external insurance provider. For members of Group management resident abroad, defined benefit pension commitments are funded in local pension foundations.

All pension benefits are vested benefits.

Note 5. Personnel, cont.

Other employment conditions

Severance pay, etc.

For the President, a mutual period of notice of six months applies. A maximum severance payment of 18 months’ fixed salary is payable if the company terminates the employment contract. Severance pay will be reduced by a maximum of 50 percent of any income received from another employer or assignment, but not to less than half of the contracted severance pay amount.

The President is entitled to terminate his employment with the right to receive severance pay in accordance with the above terms should a major organizational change occur that significantly restricts his position.

A mutual period of notice of six months applies for other members of Group management. Severance pay in an amount equivalent to 18 months of fixed salary is paid if the company terminates the employment contract.

Preparation and decision-making process

The Board of Directors of Swedish Match AB has appointed a Compensation Committee to prepare decisions for the Board in matters involving the principles underlying management’s fixed and variable portions of salary, other employment conditions, pension benefits and other fundamental principles or matters of importance to the Group.

The President’s fixed salary and terms for the variable portions of his salary, as well as other employment conditions in regard to financial year 2005, were approved by the Board. The President’s proposals in regard to the fixed salary and terms for variable portions of salary, as well as other employment conditions for the other members of Group management were approved by the Compensation Committee. The Board approved the Compensation Committee’s proposal in regard to the Group’s options program and profit-sharing scheme, which were subsequently approved by shareholders at the Annual General Meeting.

Note 6. Selling and administrative expenses

Selling expenses include expenses for research and development and similar expenses at a total of SEK 95 millions (113).

Administration expenses include expenses for auditors’ fees in accordance with the table below:

	2004	2005
KPMG
Auditing	13	14
Other	0	2

Total	13	16

Note 7. Operating expenses classified by nature

	2004	2005
Personnel expenses	(2,314)	(2,424)
Depreciation/amortization	(479)	(458)
Write downs	(274)	(120)
Other operating expenses	(7,630)	(7,707)

Total	(10,696)	(10,710)

Note 8. Net financing cost

	2004	2005
Interest income	103	91
Net foreign exchange rate gain	3	—

Financial income	106	91

Interest expense	(266)	(197)
Net foreign exchange rate loss	—	(5)
Other financial expenses	(4)	(17)

Financial expenses	(270)	(219)

Net financing cost	(164)	(128)

Interest expenses of financial liabilities which are not reported at fair value via the income statement amounts to SEK 36 millions.

Note 9. Income tax expense

Income taxes in 2005 and 2004 were distributed as follows:

	2004	2005
Current income taxes	(1,196)	(1,375)
Deferred income taxes	(76)	504
Deferred withholding tax on unremitted earnings	(73)	(48)

Total	(1,345)	(919)

The tax effects of taxable temporary differences that resulted in deferred tax liabilities at December 31, 2005, and December 31, 2004, are summarized below:

	Short-term		Long-term		Total
	2004	2005	2004	2005	2004	2005
Pension and healthcare benefits	4	1	52	90	57	91
Tax allocation reserve, etc.	421	—	—	—	421	—
Depreciation in excess of plan	15	1	435	465	450	466
Inventory reserve	35	48	30	26	65	73
Deferred withholding tax on unremitted earnings	—	—	120	163	120	163
Other	14	7	204	213	219	221
Netting against deferred tax assets	—	—	—	—	(89)	(111)

Net deferred income tax liabilities					1,243	903

During the year, deferred tax liabilities decreased by SEK 339 millions, of which an increase of SEK 96 millions was reported directly in equity. Of the deferred tax liability reported directly in equity during 2005, SEK 25 millions relates to adjustments as a result of the transition to IAS 32 (Financial instruments; disclosure and presentation) and IAS 39 (Financial instruments; recognition and measurement), and SEK 71 millions to translation differences. During 2004, a negative amount of SEK 12 millions of the total increase in deferred tax liability of SEK 162 millions was reported directly in equity, of which SEK 22 millions related to adjustments as a result of the transition to IFRS and a negative amount of SEK 34 millions to exchange rate differences.

The tax effects of deductible temporary differences that resulted in deferred tax assets at December 31, 2005, and December 31, 2004, are summarized below:

	Short-term		Long-term		Total
	2004	2005	2004	2005	2004	2005
Tax-loss carryforwards	6	26	7	1	13	27
Provision for bad debts	10	8	1	1	11	9
Restructuring reserve	8	9	5	1	13	10
Pension and healthcare benefits	2	0	274	354	276	354
Depreciation in excess of plan	1	0	16	2	17	2
Inventory reserve	17	18	5	2	22	20
Other	58	55	75	86	133	141
Netting against deferred tax liabilities					(88)	(111)

Net deferred income tax assets					397	452

During the year, deferred tax assets increased by SEK 55 millions (24). Translation differences had a positive effect of SEK 60 millions (negative: 21).

At December 31, 2005, the Group had deductible tax-loss carryforwards corresponding to SEK 302 millions, for which no deferred tax assets was reported. The Group’s deductible tax-loss carryforwards expire as follows:

Year	Amount
2006	119
2007	14
2008	19
2009	17
2010	22
Thereafter	111

Total deductible tax-loss carryforwards for which no deferred tax assets were reported	302

In 2004 and 2005, the Group’s net income was charged with tax of 39.2 and 34.1 percent, respectively. The difference between the Group’s tax expense and the tax expense based on the statutory tax rate in Sweden of 28.0 percent is attributable to the items shown in the following table:

	2004	2004	2005	2005
	%	SEK millions	%	SEK millions
Income before tax		3,429		2,696
Swedish tax rate	28.0	960	28.0	755
Adjustments for foreign tax rates	7.8	267	4.7	127
Losses that could not be utilized	0.7	25	0.2	6
Non-taxable items	(1.8)	(61)	(3.0)	(80)
Non-deductible amortization of intangible assets	0.2	8	0.3	8
Adjustments for taxes in prior years	0.1	3	(0.4)	(11)
Non-deductible expenses	4.1	139	2.3	62
Effect of capital gain	—	—	2.1	57
Other items	0.1	5	(0.2)	(6)

Total	39.2	1,345	34.1	919

The tax rate for 2005 was negatively affected by tax on the capital gain from sale of office building.

Note 10. Intangible fixed assets

Intangible fixed assets at December 31 were as follows:

	Goodwill		Trademarks		Other intangible assets		Total
	2004	2005	2004	2005	2004	2005	2004	2005
Acquisition value brought forward	2,046	2,009	2,026	2,031	120	149	4,192	4,190
Purchases/investments	—	0	—	—	34	10	34	10
Companies acquired	44	599	4	—	—	—	48	599
Companies divested	—	—	—	—	—	(24)	—	(24)
Sales/disposals	—	—	—	—	(1)	(7)	(1)	(7)
Reclassifications	4	(4)	—	4	(3)	—	1	0
Exchange rate differences, etc.	(85)	328	1	103	(1)	6	(85)	438
Accumulated acquisition value carried forward	2,009	2,933	2,031	2,138	149	134	4,190	5,205

Accumulated amortization and write downs brought forward	0	(10)	(495)	(627)	(49)	(101)	(544)	(739)

Amortization	—	—	(136)	(108)	(11)	(14)	(147)	(121)
Write downs	(9)	(57)	0	—	(46)	(10)	(55)	(67)
Companies divested	—	—	—	—	—	7	—	7
Sales/disposals	0	—	0	—	1	25	1	25
Reclassifications	(2)	3	0	(3)	1	—	(1)	0
Exchange rate differences, etc.	1	(3)	4	(36)	2	(5)	7	(44)

Accumulated amortization and write downs carried forward	(10)	(68)	(627)	(774)	(101)	(98)	(739)	(940)

Book value carried forward	1,999	2,865	1,404	1,364	48	36	3,452	4,265

The Group’s intangible assets are deemed to have definite useful lives, except for goodwill, which according to the IFRS definition has an indefinite lifetime.

Amortization and write downs of intangible fixed assets were charged against administrative expenses in the income statement. During 2005, write downs of intangible assets amounted to SEK 67 millions and affected the Matches product area. During 2004, write downs affected product areas as follows: Matches, SEK 17 millions, Lighters, SEK 6 millions, and Cigars, SEK 31 millions. These write downs are not expected to be tax-deductible.

The Group’s goodwill is tested for impairment annually and when indications exist. When testing, the value in use is compared to the carrying value of the Group’s cash generating units. If the value in use is less than the carrying value, an impairment exists equal to the amount of the difference. The value in use is based on discounted cash flows. The level at which management monitors the operations has formed the basis for determining the groups of cash-generating units. The cash flows used are forecast against the background of market conditions and historical experience, and are based on what management regards as reasonable assumptions. These assumptions may be subject to change if circumstances arise or facts becomes available that affect the assumptions. Calculations of value in use are also sensitive to changes in market interest rates, as these provide the basis for discount rates.

Group goodwill largely relates to the US cigar operations – particularly from the acquisition of General Cigar. At December 31, 2005, the total goodwill attributable to General Cigar amounted to SEK 1,494 millions (713). Goodwill attributable to other units is not considered to involve significant values taken separately, and totals SEK 1,371 millions (1,286). When goodwill was tested for impairment in 2005, the value in use for match operations was lower than the reported values, while the value in use for other operations exceeded the reported values.

The cash flows underlying the value in use calculation of General Cigar in the 2005 testing were based on the budget for 2006. Sales growth and cost structure assumptions are in line with historic development, but with consideration given to the integration of General Cigar into the Group’s North American cigar operations. Cash flows are explicitly forecasted for the coming five years, after which a growth factor of 1.5 percent has been applied to calculate the value of subsequent cash flows. The discount rate used amounts to 8.8 percent before tax.

In addition to the annual impairment test, certain parts of the match operations were reviewed during 2005 due to a deterioration in market conditions. This resulted in a write down of intangible assets at an amount of SEK 67 millions, of which SEK 57 millions related to goodwill. Values in use were calculated at discount rates before tax ranging from 6.5 to 18.0 percent, based on local risk and interest-rate levels, among other factors.

Note 11. Tangible fixed assets

Tangible fixed assets at December 31, 2005, included the following:

	Buildings and land*		Machinery		Equipment, tools and fixtures		New construction		Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
Acquisition value brought forward	1,867	1,834	3,174	3,244	524	538	124	204	5,689	5,820
Purchases/Investments	80	(1)	111	147	95	92	189	79	475	317
Companies acquired	18	—	3	—	—	—	—	—	21	—
Companies divested	—	(294)	—	(88)	—	(27)	—	(4)	—	(414)
Sales/disposals	(37)	(499)	(63)	(230)	(29)	(40)	(2)	14	(131)	(756)
Reclassifications	3	16	119	71	(36)	10	(87)	(96)	(1)	1
Exchange rate differences, etc.	(97)	199	(100)	359	(16)	11	(20)	24	(233)	593

Accumulated acquisition value carried forward	1,834	1,255	3,244	3,502	538	584	204	221	5,820	5,562

Accumulated depreciation and write down brought forward	(684)	(785)	(1,947)	(2,163)	(279)	(282)	11	23	(2,899)	(3,207)

Depreciation	(46)	(47)	(228)	(221)	(58)	(69)	—	—	(332)	(337)
Write down	(131)	(13)	(84)	(27)	(4)	(13)	(1)	—	(219)	(53)
Companies divested	—	253	—	88	—	23	—	—	—	364
Sales/disposals	24	205	54	194	26	45	—	(14)	104	430
Reclassifications	—	—	(25)	—	26	—	—	—	1	—
Exchange rate differences, etc.	52	(103)	67	(248)	7	(7)	12	(9)	138	(367)

Accumulated depreciation and write down carried forward	(785)	(490)	(2,163)	(2,376)	(282)	(303)	23	0	(3,207)	(3,170)

Book value carried forward	1,049	765	1,081	1,126	256	280	228	221	2,614	2,393

*	Buildings and land include land at a book value of SEK 185 millions (253).

Construction in progress primarily relates to investments in production facilities.

Depreciation during the year totalling SEK 337 millions (332) was charged against cost of goods sold in the income statement at an amount of SEK 219 millions (224), against administration costs at an amount of SEK 66 millions (70), and against selling expenses at an amount of SEK 52 millions (38). Write downs were charged against cost of goods sold at an amount of SEK 38 millions and against administration costs at an amount of SEK 15 millions. Write downs during 2004 were charged against cost of goods sold. The total write down of SEK 53 millions (219), affected the Match results by SEK 38 millions (219) and the Cigar result by SEK 15 millions. The impairment losses are not expected to be tax-deductible.

Due to a deterioration in market conditions for certain parts of the match operations, the asset values were reviewed during 2005, resulting in write downs of SEK 38 millions of tangible assets. The value in use was calculated at a discount rate before tax of 6.5 percent. Write downs for tangible assets were distributed as follows: SEK 11 millions for buildings and land, SEK 14 millions for machines and other plant and equipment, and SEK 13 millions for equipment, tools and fixtures.

Note 11. Tangible fixed assets, cont.

The tax assessment values for properties in Sweden at December 31 are stated below:

	2004	2005
Buildings	274	273
Land	20	20

Total tax assessment values	294	294

Note 12. Biological assets

Biological assets at December 31, 2005, comprised the following:

	Biological assets
	2004	2005
Value brought forward	81	98
Purchases/Investments/New planting	11	10
Sales/disposals during the year	(5)	—
Company sales	—	(25)
Change in fair value	15	(5)
Reclassification to inventories	—	(14)
Exchange rate differences, etc.	(3)	31

Value carried forward	98	95

The Group’s biological assets comprise poplar and pine forests with a total area of 6,000 hectares at December 31, 2005. The age of the trees varies from newly planted seedlings up to 35 years. The forest is held to ensure the supply of wood for parts of the match operations.

Timber felled during the year was valued at SEK 14 millions at the time of felling, and comprised 103,700 cubic meters of wood.

The fair value of the forest is based on estimated volumes and prevailing market prices for timber, with a deduction for selling costs. Estimates are made individually for each age category and type of wood. Volume estimates are based on measurement of the height and diameter of trees and the number of trees per unit of area. Volume growth during 2005 had a positive effect of SEK 1 million on fair value, while lower market prices for timber had a negative effect of SEK 6 millions on fair value.

Replanting is required for the Group’s pine forest. Based on normal annual harvesting, this involves replanting approximately 200 hectares annually. During 2005, 279 hectares (213) pine forest were replanted. At present, there is no corresponding requirement for poplar.

Forest plantations are subject to damage caused by insect pests, disease and fire. To reduce these risks, a program for damage and fire prevention is in place.

Note 13. Shares and participations

Group	2004	2005
Value brought forward	135	125
Income from associated companies, net after tax	3	16
Dividends from associated companies	(12)	(2)
Sale of shares in associated companies	—	(52)
Exchange rate differences	(1)	6

Value carried forward	125	93

Note 13. Shares and participations, cont.

The tables below specify the consolidated value of shares in associated companies.

2004	Country	Revenue	Earnings	Assets	Liabilities	Equity interest	Owner- ship%	Book value
Arnold André GmbH & Co. KG	Germany	190	1	145	70	75	40	75
P.T. Jamafac	Indonesia	50	2	77	35	42	40	42
Malaysian Match Co. SDN. BHD.	Malaysia	9	0	9	4	5	32	7
Other associated companies								1

Total shares in associated companies		249	3	231	109	122		125

2005	Country	Revenue	Earnings	Assets	Liabilities	Equity interest	Owner- ship%	Book value
Arnold André GmbH & Co. KG	Germany	184	7	157	72	85	40	85
Malaysian Match Co. SDN. BHD.	Malaysia	11	0	12	6	6	32	8
P.T. Jamafac*	Indonesia	51	9					—

Total shares in associated companies		246	16	169	78	91		93

*	The holding in P.T. Jamafac was divested during the fourth quarter of 2005

In the normal course of business, Swedish Match conducts various transactions with associated companies. Receivables from these companies totalled SEK 27 millions at December 31, 2005, and SEK 24 millions at December 31, 2004.

Total sales to associated companies amounted to SEK 142 millions in 2005 and SEK 141 millions for 2004.

Note 14. Long-term receivables and other receivables

Long-term receivables classified as fixed assets at December 31, 2005 comprised the following items:

	2004	2005
Long-term financial receivables	67	178
Net assets in pension plans	120	190
Other long-term receivables	129	227

Total	316	595

Other receivables classified as current assets at December 31, 2005 comprised the following items:

	2004	2005
Short-term financial receivables	111	131
Income tax receivables	272	195
VAT receivables	46	54
Other short-term receivables	132	110

Total	561	490

Note 15. Inventories

Inventories at December 31, after deductions for obsolescence, and separated into what was deemed recoverable within one year (short-term) and after one year (long-term), consisted of the following items:

	2004			2005
	Short-term	Long-term	Total	Short-term	Long-term	Total
Finished goods	737	3	740	808	0	809
Work in progress	131	12	142	141	1	142
Leaf tobacco	739	629	1,369	888	674	1,562
Other input materials	218	7	225	248	8	257

Total inventories	1,826	651	2,476	2,086	684	2,770

Felled timber constitutes an immaterial part of other input materials.

Note 16. Provision for bad debts

Changes in the provision for bad debts at December 31 were as follows:

	2004	2005
Balance brought forward	(111)	(99)
Provision	(29)	(30)
Recovery	19	18
Write off	19	19
Companies divested	—	9
Exchange rate differences	3	(13)

Closing balance	(99)	(96)

Note 17. Liquid funds and short-term investments

Short-term investments	2004	2005
Treasury bills	392	79
Bank certificates	429	1,197
Mortgage certificates	755	498
Government bonds	61	108
Mortgage bonds	166	41
Other financial investments	12	5

	1,815	1,929
Liquid funds
Cash and bank	660	1,418
Balance in the Parent Company’s cash pool accounts	442	311
Cash deposits	85	0

	1,187	1,729
Total on balance sheet	3,002	3,657

Note 18. Equity

Specification of equity reserves

Translation reserve*	2004	2005
Translation reserve, January 1	0	(96)
Translation differences for the year	(96)	708
Less translation differences attributable to divested companies	—	(1)

Translation reserve, December 31	(96)	611

Hedging reserve**	2004	2005

Hedging reserve, January 1	0	0
Change in accounting principle, IAS 39	—	31
Revaluations reported directly against equity	—	9

Hedging reserve, December 31	0	40

Total reserves	2004	2005

Reserves, January 1	0	(96)
Change in reserves for the year
Translation reserves	(96)	707
Hedging reserves	—	40

Reserves, December 31	(96)	651

*	Translation reserves include all exchange rate differences that arise in translation of the financial statements from foreign operations who have prepared their financial statements in a different currency from that which is used to present the consolidated financial statements. The Parent Company and the Group present their statements in Swedish krona (SEK).
**	Hedging reserves include changes in value, net after tax, of financial instruments classified as assets available for sale in accordance with IAS 39. These value changes are reported directly against equity, until realized when the earnings effect is recognized in the income statement.

Buy-back of own shares included in the equity item retained earnings

	2004	2005
Own shares bought back (treasury shares), Jan. 1	(4,385)	(4,925)
Purchases during the year	(658)	(1,434)
Sales for the year	82	23
Allocation to unrestricted reserves through cancellation of shares	36	29
Reduction in par value	—	389

Own shares bought back (treasury shares), Dec. 31	(4,925)	(5,918)

Share structure

During the year the Company repurchased 16.2 million shares at an average price of SEK 88.37. At December 31, 2005, the Company held 18.7 million shares corresponding to 5.8 percent of the number of issued and outstanding shares. Since the buy-backs were initiated, the repurchased shares have been acquired at an average price of SEK 55.50. The total number of shares outstanding, less treasury shares, amounted to 305.9 million on December 31, 2005. In addition, the Company has issued call options to employees on treasury shares corresponding to 4.9 million shares with successive exercise during 2006–2010. At the Annual General Meeting on April 27, 2005, the Meeting resolved to renew the mandate to buy back shares of up to 10 percent of all shares in the Company. In addition, it was resolved to cancel 12.0 million previously repurchased shares. Moreover, it was decided to reduce the share capital through a reduction in the par value from SEK 2.40 to SEK 1.20 and on a reduction in the Parent Company reserve fund by SEK 114 millions. These reductions were implemented on October 5, 2005 and as a result SEK 532 millions was transferred from restricted equity to unrestricted equity. After these transactions, the number of registered shares in the Company amounts to 324,596,181.

Note 19. Earnings per share

	2004	2005
Income for the year attributable to equity holders of the Parent	2,011	1,769

Weighted average number of shares outstanding, basic

Number of shares	2004	2005
Weighted average number of shares outstanding, basic	325,708,645	315,128,554

Weighted average number of shares outstanding, diluted

Number of shares	2004	2005
Weighted average number of shares outstanding, basic	325,708,645	315,128,554
Effect of stock options	1,304,897	1,097,838

Weighted average number of shares outstanding, diluted	327,013,542	316,226,392

SEK	2004	2005
Earnings per share
basic	6.18	5.61
diluted	6.15	5.59

Note 20. Interest-bearing liabilities

The maturity structure of the Group’s long-term interest-bearing loans is as follows:

Year	2004	2005
2006	1,456	0
2007	300	396
2008	713	825
2009	0	179
2010	90	947
2011 and later	0	520

Total	2,559	2,867

Current interest-bearing liabilities:

	2004	2005
Current portion of long-term loans	879	1,432
Bank overdraft facilities utilized	40	8
Other current loans	51	24

Total current interest-bearing liabilities	970	1,464

See note 25 for information relating to interest rates on interest-bearing liabilities.

Note 21. Pensions and similar obligations

Obligations related to employee benefits after the termination of employment as of December 31 in the balance sheet consist of the following

Net liabilities	2004	2005
Defined benefit plans	313	343
Post-employment medical benefits	327	416
Other long-term benefits	99	54

Provisions for pensions and similar obligations	739	813

Note 21. Pensions and similar obligations, cont.

Employee benefits after the termination of employment

The Group has defined-benefit pension plans in a number of subsidiaries, through which the employees are entitled to benefits following the termination of employment based on their pensionable income and the number of service years. The largest plans are in the US, the UK, the Netherlands, Belgium and Sweden. Plans are also in place to provide healthcare to former employees in the US after retirement.

The table below specifies the net value of defined benefit pension obligations.

	Defined-benefit pension plans		Post employment medical benefits
	2004	2005	2004	2005
Present value of funded obligations	3,158	3,718	—	—
Fair value of plan assets	(2,944)	(3,313)	—	—

Deficit, net	214	405	0	0

Present value of unfunded obligations	47	68	339	488
Unrecognized actuarial losses, net	(68)	(320)	(16)	(77)
Unrecognized service costs	0	0	4	5

Net liability in the balance sheet	193	153	327	416

Amounts in the balance sheet
Liabilities	313	343	327	416
Assets*	(120)	(190)	—	—

Net liability in the balance sheet	193	153	327	416

*	See Note 14.

The amounts reported in the income statement on December 31, consist of the following:

	Defined-benefit pension plans		Post employment medical benefits
	2004	2005	2004	2005
Current service costs	76	79	12	19
Interest on obligation	165	175	17	23
Expected return on plan assets	(185)	(202)	—	—
Net actuarial losses	—	1	—	1
Past service costs	1	13	(1)	(1)
Gains on curtailments and settlements	(39)	(82)	—	—

Net expense reported in the income statement	19	(15)	28	43

The expenses for defined benefit plans are reported under the following headings in the income statement:

	Defined-benefit pension plans		Post employment medical benefits
	2004	2005	2004	2005
Cost of goods sold	14	18	8	9
Administrative expenses	(8)	(50)	13	24
Selling expenses	13	17	7	10

Net expense reported in the income statement	19	(15)	28	43

Note 21. Pensions and similar obligations, cont.

The changes in the net liability reported in the balance sheet at December 31, consist of the following:

	Defined-benefit pension plans		Post-employment medical benefits
	2004	2005	2004	2005
Net liability, January 1	(75)	193	276	327
Effects of changes in accounting principle	280	—	68	—

Net liability, January 1, restated	205	193	344	327

Net expense reported in income statement	19	(15)	28	43
Payment of benefits to employees	(4)	(4)	(4)	(5)
Employer contributions to plan	(19)	(31)	(11)	(16)
Employee contributions to plan	(1)	(8)	—	—
Divested companies	—	(11)	—	—
Exchange rate differences	(7)	30	(30)	67

Net liability, December 31	193	153	327	416

Significant actuarial assumptions on the closing date (expressed as weighted averages)

	Defined benefit pension plans		Post- employment medical benefits
	2004	2005	2004	2005
Discount rate, %	5.6	4.7	6.2	5.5
Expected return on plan assets under management, %	7.3	6.4	—	—
Future annual pay increases, %	4.5	3.9	5.0	5.0
Future annual pension increases, %	2.5	2.3	—	4.5
Annual increase in medical care expenses, %	—	—	9.0	9.6

The actual return on plan assets in 2005 was SEK 297 millions (162).

Gains and losses resulting from actuarial assumptions, as well as results deviating from anticipated value changes in plan assets, are computed and distributed over the employees’ remaining employment period when the total gain or loss lies outside a corridor corresponding to 10 percent of the higher of assumed pension obligations or the fair value of plan assets.

Obligations for retirement pension and family pension for salaried personnel and workers in Sweden is secured through insurance in two superannuation funds, PSF and PSA. These funds also cover other employers outside the Group.

The pension plans secured in PSA are reported as defined contribution plans. At December 31, this plan reported a small surplus. Since the company has not had access to the requisite information to report the plan secured in PSF as a defined benefit plan, it was reported as a defined contribution plan until December 31, 2003. An analysis performed during the year enabled a reasonable assessment to be made of Swedish Match’s assets and liabilities. Accordingly, this plan is reported as a defined-benefit plan under IFRS.

Defined contribution plans

Payments into defined contribution plans.

	Group
	2004	2005
Costs for defined contribution plans	34	55

Note 22. Provisions

Long-term provisions at December 31 consist of the following:

Long-term provisions	2004	2005
Income tax	414	1,068
Restructuring	11	11
Tobacco tax, etc.	35	68
Guarantee commitments	3	0
Other	67	209

Total	530	1,356

Short-term provisions at December 31 consist of the following:

Short term provisions	2004	2005
Income tax	506	0
Restructuring	1	115
Tobacco tax, etc.	68	70
Guarantee commitments	0	3
Other	72	105

Total	647	293

Total provisions	1,177	1,649

Provisions changed as follows during the year:

	Total	Income tax provisions	Restructuring provisions	Tobacco tax provisions	Guarantee commitment provisions	Other provisions
Opening balance at January 1, 2005	1,177	920	12	103	3	139
Provisions	349	36	140	24	0	150
Utilization	(41)	(3)	(25)	0	0	(13)
Reversals for the year	(27)	(23)	(3)	0	0	(1)
Divested companies	(12)	(8)	(3)	0	0	0
Reclassifications	(28)	(35)	0	(2)	0	10
Translation differences	230	181	6	14	0	29

Closing balance at December 31, 2005	1,649	1,068	126	138	3	314

Note 23. Other liabilities

Other long-term liabilities at December 31 consisted of the following:

	2004	2005
Non-interest-bearing long-term liabilities	21	17

Other current liabilities at December 31 consisted of the following:

	2004	2005
Tobacco taxes	827	1,043
VAT liabilies	249	330
Other	332	247

Total	1,409	1,621

Note 24. Accrued expenses and deferred income

Accrued expenses and deferred income at December 31 consisted of the following:

	2004	2005
Accrued wage/salary-related expenses	139	120
Accrued vacation pay	69	69
Accrued social security charges	77	92
Other	560	499

Total	845	780

Note 25. Financial instruments

Operations

As a result of its international operations, Swedish Match is exposed to financial risks. The term “financial risks” refers to fluctuations in Swedish Match’s cash flow caused by changes in foreign exchange rates and interest rates, and to risks associated with refinancing and credit.

To manage its financial risks, Swedish Match has a finance policy established by the Board of Directors. The Group’s finance policy comprises a framework of guidelines and rules governing the management of financial risks and finance operations in general. Responsibility for the Group’s financing, financial risk management and other finance-related matters is mainly centered in the Parent Company’s Treasury department. The Group’s financial operations are centralized to exploit advantages of scale and synergy effects and to minimize operating risks.

Financial instruments

Swedish Match uses various types of financial instruments to hedge the Group’s financial exposure that arises in business operations and as a result of the Group’s financing and asset and debt management activities. In addition to loans, investments and spot instruments, derivative instruments are also used to reduce Swedish Match’s financial exposure. The most frequently used derivative instruments are currency forwards, currency swaps and interest rate swaps.

Currency risks

•	Exchange rate fluctuations affect Group earnings and shareholders’ equity in various ways:

•	Earnings – when sales revenues and production costs are denominated in different currencies (transaction exposure).

•	Earnings – when the earnings of foreign subsidiaries are translated to SEK (translation exposure).

•	Shareholders’ equity – when the net assets of foreign subsidiaries are translated to SEK (translation exposure).

The consolidated income statement contains exchange rate differences of SEK 17.4 millions (0) in operating income and negative SEK 5.3 millions (3.0) in net financing cost.

Transaction exposure

For the Group as a whole, there is a balance between inflows and outflows in the major currencies EUR and USD, which limits the Group’s transaction exposure.

Transaction exposure arises when certain of the Group’s production units in South Africa and Europe make purchases of raw tobacco in USD, and through the European operations’ sales of lighters and matches in USD.

The anticipated commercial currency flow after net calculation of the reverse flows in the same currencies (transaction exposure) amounts to approximately SEK 495 millions on an annual basis.

Note 25. Financial instruments, cont.

Swedish Match’s policy for managing the Group’s transaction exposure is to hedge inward and outward flows in foreign currency within certain frameworks. The hedging transactions are mainly initiated via currency forward contracts with durations of up to 12 months, and relate to projected currency flows. At December 31, 2005, approximately 2 percent of net exposure for 2006 was hedged.

It is estimated that a general rise of 1 percent in the value of the SEK against all of the Group’s transaction currencies would reduce consolidated earnings before tax by approximately SEK 4.8 millions (3.2) for the year ending December 31, 2005. Changes in the value of currency forward contracts were included in this calculation.

Translation exposure

The most significant effect of currency movements on consolidated earnings arises from the translation of subsidiaries’ earnings. Earnings in Group companies are translated at average exchange rates. Significant effects mainly pertain to USD, EUR, the Brazilian real (BRL) and the South African rand (ZAR). The single most important currency is the USD.

When the net assets of foreign subsidiaries are translated to SEK, translation differences arise that are entered directly under equity. The Group does not hedge equity in foreign subsidiaries.

If the SEK weakened by 1 percent against all the currencies in which Swedish Match has foreign net assets, the effect on shareholders’ equity would be positive in an amount of approximately SEK 63 millions, based on the exposure at December 31, 2005.

Interest-rate risk

The Swedish Match Group’s sources of financing mainly comprise shareholders’ equity, cash-flow from current operations, and borrowings. Interest-bearing loans result in the Group being exposed to interest-rate risk. Changes in interest rates have a direct impact on Swedish Match’s net interest expense.

Swedish Match’s policy is that the average fixed-interest period should not exceed 12 months. The major portion of the Group’s borrowing was originally assumed at a fixed interest rate, but subsequently converted to a floating rate by means of interest rate swaps. How rapidly a change of interest rate impacts on net interest expense depends on the interest maturity periods of the loans. At December 31, 2005, the average interest maturity period for Group loans was 2.1 months, with interest rate swaps taken into account.

At December 31, 2005, it is estimated that a general rise of 1 percent in interest rates would reduce consolidated earnings before tax by approximately SEK 2.6 millions (9.2). Changes in the value of interest-rate swaps were included in this calculation.

Refinancing risk and liquidity

Refinancing risk is defined as the risk of not being able to make regular payments as a consequence of inadequate liquidity or difficulty in raising external loans. Swedish Match tries to create both financial stability and flexibility in connection with its borrowings, and not to be dependent on individual sources of financing.

Swedish Match has a syndicated bank credit facility of 250 MEUR, with final maturity in 2010. This was unutilized at year-end. The terms of the credit facility were renegotiated in July 2005 and contain no borrowing restrictions.

At year-end 2005, available cash funds and committed credits amounted to SEK 6,009 millions. Of this amount, confirmed credit lines amounted to SEK 2,352 millions and the remaining SEK 3,657 millions consisted of liquid funds.

Note 25. Financial instruments, cont.

Most of Swedish Match’s medium-term financing consists of a Swedish medium-term note program (MTN) with a limit of SEK 4,000 millions, and a global medium-term note program with a limit amount of EUR 1,000 millions. The programs are uncommitted borrowing programs and their availability could be limited by the Group’s creditworthiness and prevailing market conditions. At December 31, 2005, a total of SEK 1,873 millions of the Swedish program and SEK 1,635 millions of the global program had been utilized.

The average maturity structure of the Group’s borrowing at December 31, 2005 amounted to 2.5 years. Swedish Match’s sources of loans and their maturity profiles are distributed as follows:

Year	Swedish MTN	Global MTN	Other loans	Total
2006	—	1 432	32	1,464
2007	317	—	79	396
2008	652	94	79	825
2009	100	—	79	179
2010	300	94	553	947
2011–	520	—	—	520

Total	1,889	1,620	822	4,331

Under the Swedish bond program, Swedish Match issued bonds in SEK, and under the global program, in EUR. Borrowing in EUR is currency hedged through currency swaps and currency interest rate swaps. The average interest rates for outstanding borrowings (including derivative instruments) on December 31, 2005 amounted to:

	2004	2005
Swedish MTN	3.2%	2.6%
Global MTN	5.4%	5.3%
Other loans*	5.1%	5.6%

*	Relates mainly to loans in the parent company and the Group’s US subsidiaries.

Liquidity within Swedish Match is handled centrally through local cash pools. Group companies are required to deposit liquid funds in local Group accounts or, if these are not available, with the Parent Company’s Treasury department.

Accounting principles and hedge accounting

Financial assets, excluding trade receivables, and derivatives are always valued at fair value and taken up in the balance sheet. Trade receivables are reported at nominal value. Financial liabilities are mainly valued at the amortized cost. In cases where financial liabilities are included in a hedging relation, they are reported at fair value.

Swedish Match uses hedge accounting for borrowing, thereby converting fixed interest rates to floating interest rates by means of interest rate swaps by applying the principle of fair value hedges.

Liquidity risks and credit risks

To limit liquidity and credit risks, investments and transactions in derivative instruments may be made only in instruments with high liquidity and with counterparties who have high credit ratings. In addition to bank accounts, Swedish Match invests surplus funds mainly in government bonds, treasury bills and bank and mortgage certificates, as well as in certain approved securities with approved counterparties. At December 31, 2005, the average fixed-interest term for the Group’s short-term investments was approximately 1.1 months.

The Group’s finance policy regulates the maximum credit exposure to various counterparties. The aim is that counterparties to Swedish Match in financial transactions should have a credit rating of at least A from Standard & Poor’s or Moody’s.

To reduce the credit risk in receivables that arise at banks via derivative instruments, Swedish Match has entered into netting agreements, known as ISDA Master Agreements, with all of its counterparties. At December 31, 2005, credit exposure in derivative instruments amounted to SEK 282 millions.

Note 25. Financial instruments, cont.

The risk of customers failing to fulfill their undertakings, with the result that payment is not received for accounts receivable, is reduced since accounts receivable are divided among many different customers. At the reporting date, no significant concentration of credit risk exists in the Group’s accounts receivable.

Credit ratings

At December 31, 2005, Swedish Match had the following credit ratings from Standard & Poor’s and Moody’s Investor Service:

	Standard & Poor’s	Moody’s
Long-term rating:	A–	Baa1
Outlook:	Stable	Stable

Book value and fair value

The table below shows book value (including accrued interest) and fair value for each type of interest-bearing financial instrument at December 31, 2005. Trade receivables and trade liabilities have a short duration and are reported at nominal value without discounting and have been excluded from the table. The estimated fair value is based on market prices on the closing date. Loans have a market value based on the current interest on remaining time to maturity, original credit spread and present value computation of future cash flow. The values presented are indicative and may not necessarily be realized.

	2004		2005
	Book value	Estimated fair value	Book value	Estimated fair value
Short-term investments
Treasury bills	394	394	79	79
Bank certificates	429	429	1,199	1,199
Mortgage certificates	759	759	499	499
Mortgage bonds	170	170	42	42
Government bonds	62	62	112	112
Other financial investments	12	12	5	5

Total	1,826	1,826	1,936	1,936

Long-term loans
Fixed interest	(2,327)	(2,471)	(727)	(727)
Floating interest	(438)	(439)	(2,152)	(2,153)

Total	(2,765)	(2,910)	(2,879)	(2,880)

Short-term loans
Fixed interest	(309)	(314)	(1,701)	(1,701)
Floating interest	(672)	(672)	(33)	(33)

Total	(981)	(986)	(1,734)	(1,734)

Derivative instruments
Currency forwards	1	0	0	0
Currency swaps	(15)	(16)	(17)	(17)
Interest rate swaps	198	260	289	289

Total	183	245	272	272

Note 26. Pledged assets

	2004	2005
For the Group’s long-term liabilities
Property mortgages	1	1
Inventories	33	—
Receivables	22	—

Total own long-term liabilities	56	1

Other collateral pledged
Liquid funds	87	2

Total other collateral pledged	87	2

Note 27. Commitments and contingent liabilities

Operating lease agreements

Future annual minimum charges under the terms of irrevocable operating lease agreements with initial or remaining terms of one year or more consisted of the following at December 31, 2005:

Within one year	(104)
More than one year but less than five years	(728)
More than five years	(55)

Total minimum lease expence	(887)

The Group’s leasing expenses for operating lease agreements amounted to SEK 116 millions (111).

Future irrevocable minimum lease income for properties sublet is distributed in accordance with expiration dates as follows:

Within one year	56
More than one year but less than five years	28
More than five years	0

Total minimum lease income	84

Contingent liabilities

	2004	2005
Guarantees for subsidiaries	223	159
Guarantees to external companies	2	2
Other guarantees and contingent liabilities	185	72

Total	411	234

Guarantees for subsidiaries pertain to undertakings on behalf of the companies above and beyond the amounts utilized and entered as liabilities in the companies. Other contingent liabilities pertain in part to guarantees placed vis-à-vis government authorities for Group companies’ fulfillment of undertakings in connection with imports and payment of tobacco taxes.

Leaf tobacco purchases

Some subsidiaries have entered into contractual commitments with tobacco growers regarding future purchases of leaf tobacco.

Note 27. Commitments and contingent liabilities, cont.

Legal disputes

The Company is involved in a number of legal proceedings of a routine nature. Among other cases, a lawsuit is in progress against General Cigar in which Cubatobacco claims that General Cigar does not have the right to use the Cohiba brand. In February 2005, an appeals court in New York ruled in favour of General Cigar in the case. Cubatobacco has sought leave to appeal to the Supreme Court in the US, and the Supreme Court has asked for a statement from the US Government prior to its decision regarding the leave to appeal. Although the outcomes of these proceedings cannot be anticipated with any certainty, and accordingly no guarantees can be made, the view of management is that liabilities attributable to these disputes, if any, should not have any significant negative impact on the earnings or financial position of Swedish Match.

Swedish Match subsidiaries in the US are defendants in cases in which it is claimed that the use of tobacco products caused health problems. Pinkerton Tobacco Company (a subsidiary of Swedish Match North America, Inc.) is named as a defendant in some of the more than 1,200 cases against cigarette manufacturers and other tobacco companies that have been initiated in state courts in West Virginia. Pinkerton, however, has been severed out of the consolidated process in these cases and it is unclear whether any of the plaintiffs in the severed cases intend to pursue their claims separately against Pinkerton. Swedish Match North America, Inc. and Pinkerton Tobacco Company are named as defendants in a lawsuit filed in Florida in November 2002 against several different companies active in the American market for smokeless tobacco and their joint interest association. The claim was originally instituted as a class-action suit, but was changed during the year to an individual suit.

Although management cannot estimate the damages that might be awarded, if any, in any ongoing or anticipated disputes of this nature, it holds the view that there are good defenses against all the claims and each case will be defended vigorously.

Note 28. Group companies

Subsidiary holdings*	Subsidiary’s domicile, country	Ownership share, %
		2004	2005
SM Group BV	Netherlands	100	100
SM Lighters BV	Netherlands	100	100
Plam Bulgarski Kibrit Jisco	Bulgaria	99.9	99.9
SM Hungaria KFT	Hungary	100	100
SM France SARL	France	100	100
SM Philippines Inc	Philippines	100	100
SM Cigars BV	Netherlands	100	100
Swedish Match Benelux Sales BV	Netherlands	100	100
NV SM Belgium SA	Belgium	100	100
EMOC BV	Netherlands	100	100
SM Tabaco Espana SL	Spain	100	100
SM Distribution AB	Sweden	100	100
P.T. SM Cigars Indonesia	Indonesia	100	100
SM Deutschland GmbH	Germany	100	100
SM Advertising Products GmbH	Germany	100	100
SM Austria GsmbH	Austria	100	100
SM Fosforos Portugal SA	Portugal	97	97
SM Iberia SA	Spain	100	100
SM Overseas BV	Netherlands	100	100
SM do Brazil SA	Brazil	99.4	99.4
SM da Amazonia SA	Brazil	100	100
SM Commerce Import/Export LTD	Brazil	100	100
SM North Europe AB	Sweden	100	100
SM Cigars NV	Netherlands	100	100
SM Holding Dominicana BV	Netherlands	100	100
SM Dominicana BV	Netherlands	100	100
El Credito BV	Netherlands	100	100
SM South Africa PTY LTD	South Africa	100	100
Leonard Dingler PTY LTD	South Africa	100	100
Best Blend Tobacco PTY LTD	South Africa	100	100
Brasant Enterprises PTY Ltd.	South Africa	100	100
Tobacco Service Holland BV	Netherlands	100	100
SV Tändsticksbolaget fsg AB	Sweden	100	100
M.Beraha & Co LTD	Hong Kong	100	100
SM Norway A/S	Norway	100	100
CYAN d.o.o. Slovenia	Slovenia	100	100
SM d.o.o. Zagreb	Croatia	100	100
SM Australia PTY LTD	Australia	100	100
SM New Zealand PTY LTD	New Zealand	100	100
SM Singapore PTE LTD	Singapore	100	100
Seed Trading PTE LTD	Singapore	100	100
Haravon Investments PTE LTD	Singapore	100	100
SM UK LTD	UK	100	100
SM Kibrit ve Cakmak Endustri AS	Turkey	100	100
General Cigars Holding Inc.	US	100	100
SM Suisse SA	Switzerland	100	100
Maga T.E.A.M. SRL	Italy	100	100
SM Polska Sp. z o.o.	Poland	100	100
SM Arenco AB	Sweden	100	100
Arenco Automation AB	Sweden	100	100
Shanghai Arenco Machinery Co Ltd	Shanghai, China	100	100
Svenska Tändsticks AB	Sweden	100	100
SM United Brands AB	Sweden	100	100
SM Industries AB	Sweden	100	100
Intermatch Sweden AB	Sweden	100	100
SM North America INC	US	100	100
SM Cigars INC	US	100	100
Pinkerton Tobacco Company INC	US	100	100
Tobak Fastighets AB	Sweden	100	100

*	The designation includes both directly and indirectly owned companies. Dormant companies are not included.

Note 29. Supplementary information to cash-flow statement

Interest paid and dividends received

	2004	2005
Dividends received from associated companies	12	2
Interest received	85	98
Interest paid	283	202

Total	380	302

Non cash items

	2004	2005
Depreciation and amortization	479	458
Write downs	277	130
Unrealized exchange rate differences	262	(168)
Share in earnings of associated companies	11	(39)
Capital gain/loss from sale of fixed assets	(18)	(289)
Change in accrued interest	(35)	(6)
Realized exchange rate differences, transferred to financing activities	(295)	164
Reserves without cash flow effect	—	43
Adjustments for taxes paid	—	22
Other	(2)	8

Total	679	323

Acquisitions of subsidiaries and other business units

	2004	2005
Acquired assets and liabilities
Tangible fixed assets	(1)	—
Intangible fixed assets	(44)	—
Inventories	(7)	—
Trade receivables	(1)	—
Change in liabilities to minority	(17)	—
Accounts payable	3	—
Loans in acquired operations	5	—
Other assets/liabilities, net	9	—

Purchase price paid	(53)	—

Cash and bank in acquired companies	—	—

Effect on cash and bank	(53)	—

Divestments of subsidiaries and other business units

	2004	2005
Divested assets and liabilities
Tangible fixed assets	6	68
Intangible fixed assets	0	1
Inventories	80	81
Trade receivables	36	122
Change in liabilities to minority	0	(6)
Accounts payable	(9)	(65)
Other assets/liabilities, net	4	0

Purchase price received	117	201

Cash and bank in divested companies	0	(17)

Effect on cash and bank	117	184

Note 30. Critical estimates and judgments

The value of goodwill and other intangible assets is tested regularly for impairment. This evaluation includes a number of assumptions and estimates used as a basis for computing future cash flows. Future events may necessitate revision of these assumptions and estimates, which could have a significant effect on the reported values for intangible fixed assets.

The Group reports deferred tax assets relating to temporary differences between the tax base and the book value of assets and liabilities and to loss carry-forwards. If the assumptions regarding the earning capacity of those Group companies that report deferred tax assets relating to loss carry-forwards change, utilization of these tax assets may be hindered, thereby affecting consolidated earnings.

As explained in Note 27, Swedish Match is involved in a number of legal proceedings. Although the company is convinced that it has a strong position in these disputes, an unfavorable outcome cannot be ruled out, and this could have a significant impact on the company’s earning capacity.

Calculation of pension liability relating to defined-benefit plans involves assumptions concerning discount factors, the return on plan assets and future earnings. The actual outcome may differ from the assumptions made.

Note 31. Information about the Parent Company

Swedish Match AB is a company domiciled in Stockholm and registered in Sweden.

The Parent Company’s shares are listed on the Stockholm Stock Exchange. The address of the head office is Rosenlundsgatan 36, SE-118 85 Stockholm, Sweden.

The consolidated financial statements for 2005 include the Parent Company and its subsidiaries, jointly referred to as “the Group.” Included in the Group are also the ownership shares of associated companies and equity share in earnings.

Note 32. Comparison between financial reporting in accordance with Swedish GAAP and IFRS

Effective January 1, 2005, Swedish Match prepares its financial reports in accordance with International Financial Reporting Standards (IFRS) and interpretations in accordance with International Financial Reporting Interpretations Committee (IFRIC), approved by the European Commission for application within the EU. The transition to IFRS has affected Swedish Match’s reporting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), share-based payments (IFRS 2) and financial instruments (IAS 32 and IAS 39). In compliance with the rules, and in order to maintain consistency in comparative data, IFRS has also been applied retroactively to fiscal year 2004 and the opening balance at January 1, 2004. However, no requirement of retrospective application of IAS 32, IAS 39 and IFRS 2, applies to Swedish Match and accordingly comparative data from 2001 has not been restated. More information about the accounting standards applied can be found in Note 1.

Note 32. Comparison between financial reporting in accordance with Swedish GAAP and IFRS, cont.

The tables below show the financial reporting in accordance with Swedish GAAP, together with the financial reporting in accordance with IFRS, as well as the reconciliation between the two. The effects from the transition to IFRS are explained in the notes following the tables. The differences in the reporting of financial instruments are explained in Note 33.

Consolidated Balance Sheet

At December 31

	Note	Effect of transition to IFRS				Effect of transition to IFRS
		Reported Dec. 31, 2003	Biological assets IAS 41	Pensions IAS 19	IFRS Jan. 1, 2004	Reported Dec. 31, 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Dec. 31, 2004
Assets
Intangible fixed assets	a	3,648			3,648	3,285	167		3,452
Tangible fixed assets		2,788			2,788	2,614			2,614
Biological assets	b	73	8		81	76		22	98
Shares and participations		134			134	125			125
Other investments		11			11	11			11
Long-term receivables	c	226		(21)	205	316			316
Deferred tax assets	a, b, c	245		129	373	397			397

Total fixed assets		7,125	8	108	7,240	6,823	167	22	7,012

Inventories		2,676			2,676	2,476			2,476
Trade receivables		1,880			1,880	1,662			1,662
Prepaid expenses and accrued income		193			193	185			185
Other receivables		562			562	560			560
Short-term investments		1,169			1,169	1,815			1,815
Cash and bank		1,498			1,498	1,187			1,187

Total current assets		7,977			7,977	7,886			7,886

TOTAL ASSETS		15,102	8	108	15,218	14,709	167	22	14,898

Equity
Share capital		844			844	808			808
Reserves		—			—	(96)			(96)
Retained earnings	a, b, c	3,166	5	(257)	2,914	3,709	143	15	3,867

Equity attributable to equity holders of the parent		4,010	5	(257)	3,758	4,421	143	15	4,579

Minority interest	a, b, c	597	0	7	604	473	7	1	481

Total equity		4,606	5	(250)	4,362	4,894	150	16	5,060

Liabilities
Long-term interest-bearing debt		4,535			4,535	2,559			2,559
Other long-term debts		66			66	21			21
Provisions for pensions and similar commitments	c	372		361	733	739			739
Provisions		299			299	530			530
Deferred tax liabilities	a, b, c	1,083	2	(4)	1,081	1,220	16	6	1,243

Total long-term liabilities		6,355	2	357	6,713	5,069	16	6	5,092

Short-term interest-bearing debt		846			846	970			970
Accounts payable		719			719	708			708
Tax liabilities		91			91	168			168
Other current liabilities		1,330			1,330	1,409			1,409
Accrued expenses and pre-paid income		790			790	845			845
Provisions		365			365	647			647

Total current liabilities		4,141			4,141	4,746			4,746

TOTAL LIABILITIES		10,496	2	357	10,855	9,815	16	6	9,837

TOTAL EQUITY AND LIABILITIES		15,102	8	108	15,218	14,709	167	22	14,898

Note 32. Comparison between financial reporting in accordance with Swedish GAAP and IFRS, cont.

Consolidated Income Statement

January 1-December 31

	Note	Effect of transition to IFRS
		Reported Jan.–Dec., 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jan.–Dec., 2004
Net sales, including tobacco tax		21,705			21,705
Less tobacco tax		(8,698)			(8,698)

Net sales		13,007			13,007

Cost of goods sold*	b	(7,262)		15	(7,246)

Gross profit		5,745		15	5,761

Other operating income		24			24
Selling expenses		(2,238)			(2,238)
Administrative expenses**	a	(1,646)	175		(1,471)
Other operating expenses		(5)			(5)
Share in earnings of associated companies		1			1
Amortization of intangible assets
Settlement income		1,521			1,521

Operating income		3,403	175	15	3,593

Financial income		106			106
Financial expense		(270)			(270)

Net financing cost		(164)			(164)

Income before tax		3,238	175	15	3,429

Income tax expense	a, b	(1,323)	(18)	(4)	(1,345)

Net income for the year		1,915	157	11	2,084

Attributable to:
Equity holders of the parent		1,852	149	10	2,011
Minority interest		64	8	1	72

		1,915	157	11	2,084

Earnings per share
basic, SEK		5.68			6.18
diluted, SEK		5.66			6.15

*	Including write downs allocated to the match operations of SEK 150 millions.
**	Including provision of SEK 90 millions for purchase of shares in Wimco Ltd.

a) According to IFRS, the useful life of intangible assets can be defined as either definite or indefinite. Intangible assets with indefinite useful lives are tested for impairment annually or when indications exist. According to IFRS, goodwill has by definition an indefinite useful life. According to Swedish GAAP previously applied, all intangible assets have definite useful lives and are amortized according to plan. Since IFRS precludes amortization according to plan, the reported value of goodwill is SEK 167 millions higher at December 31, 2004 and operating income for 2004 is SEK 175 millions higher, compared to the figures previously reported in accordance with Swedish GAAP. As a result of these adjustments in accordance with IFRS, the deferred tax liability has increased by SEK 16 millions and equity has increased by SEK 150 millions.

The principles for reporting of goodwill are set forth in IFRS 3 and IAS 38.

b) According to IFRS, biological assets are reported at fair value on each reporting date. Changes in fair value may be the result of physical changes or changes in the market price. Increases or decreases in fair value of biological assets are reported in the income statement as gains or losses. This means that in addition to harvesting or felling, the income statement also reflects net growth and changes in fair value. When applying Swedish GAAP, biological assets have been treated in the same way as other fixed assets. When IFRS is applied, the carrying value of biological assets is SEK 8

Note 32. Comparison between financial reporting in accordance with Swedish GAAP and IFRS, cont.

millions higher at January 1, 2004, and SEK 22 millions higher at December 31, 2004, than when Swedish GAAP is applied. The fair value of biological assets was estimated to have increased by SEK 15 millions during 2004, which affected the income statement. Accordingly, operating income for 2004 according to IFRS shows a positive effect of SEK 15 millions compared to operating income according to Swedish GAAP. As a result of this adjustment in accordance with IFRS, the deferred tax liability has increased by SEK 6 millions and equity has increased by SEK 16 millions.

The principles for reporting of biological assets are set forth in IAS 41.

c) The IFRS rules for reporting pensions correspond to Swedish GAAP for pensions that Swedish Match began applying on January 1, 2004. Only the opening balance at January 1, 2004 has therefore been affected by the change in reporting standard. The main change in the reporting of pensions, compared to the principles applied to the closing balance for 2003, is that all surpluses and deficits in funded defined-benefit pension plans are reported as assets and liabilities. As a result of the changed accounting standard, financial assets were reduced by SEK 21 millions and pension liabilities increased by SEK 361 millions at January 1, 2004. Deferred tax assets attributable to pensions increased by SEK 129 millions, while deferred tax liabilities were reduced by SEK 4 millions. The net effect on equity was a negative of SEK 250 millions.

In conjunction with the change of the accounting standard for pensions, it was decided to change the internal definition of operating capital. As of January 1, 2004, pension liabilities and pension receivables are included in operating capital.

The principles for reporting of pensions are set forth in IAS 19. A more detailed description of these accounting principles can be found in Note 1.

Comparison between the cash flow statement in accordance with Swedish GAAP and IFRS

In conjunction with the transition to IFRS, the definition of liquid funds was changed, and short term investments are now excluded from the cash and bank balances. There are no other significant differences between cash flow in accordance with Swedish GAAP and in accordance with IFRS.

Note 33. Change of accounting principle for financial instruments and share-based payments

On January 1, 2005, Swedish Match began applying the accounting principles for financial instruments as stated in IAS 32 and IAS 39, and for share-based payments as presented in IFRS 2. The comparative data for 2004 have not been restated, since Swedish Match is not subject to any requirement for retroactive application of these standards.

The rules for reporting of share-based payments (such as Swedish Match’s options program), as stated in IFRS 2, prescribe that the estimated fair value at the time of allotment of the options shall be expensed. The application of IFRS 2 has not had any direct effect on the balance sheet.

The rules for reporting financial instruments, IAS 39, state that financial assets and liabilities, including derivatives, must be reported at fair value or amortized cost, depending on the classification of the asset or liability. For assets and liabilities reported at fair value, the change in fair value must be reported in the income statement or in shareholders’ equity, depending on whether hedge accounting is applied.

According to IAS 39, companies can choose to use hedge accounting. When hedge accounting is used, a company must link a balance sheet item to a specified hedging instrument. A requirement for being able to apply hedge accounting in accordance with IAS 39 is that this link fulfills strict requirements.

Note 33. Change of accounting principle for financial instruments and share-based payments, cont.

The major part of the Group’s borrowing was originally raised at fixed interest rates but subsequently changed to floating rates through interest swaps. Swedish Match has decided to apply hedge accounting to the interest swaps that can be linked to the original loans.

Swedish Match’s other financial instruments are reported at fair value, and gains or losses from changes in fair value are reported in the income statement.

When the transition to IAS 39 took place, the financial statements also reported the difference between the market value or amortized cost and the value reported in accordance with Swedish GAAP directly in equity. Accordingly, on January 1, 2005, an increase of SEK 43 millions in financial assets, a deferred tax liability of SEK 12 millions and equity of SEK 31 millions were reported.

A more detailed description of the accounting principles for financial instruments can be found in Note 1.

Note 34. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles

The accounts of Swedish Match are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), approved by the European commission for application within the EU. In accordance with IFRS 1, “First time adoption of International Financial Reporting Standards”, comparative amounts for 2004 have been restated but for IFRS 2, “Share-based payments”, and IAS 39, “Financial Instruments”.

Note 34. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles, cont.

A summary of the effects on the Group’s income and shareholders’ equity due to the application of US GAAP is presented in the tables below:

	Note	2004	2005
Reconciliation of net income
Net income attributable to equity holders in accordance with IFRS		2 011	1,769
Items that increase or reduce net income
Reporting of goodwill, etc.	a	(1)	(1)
Acquisition of General Cigar	b	—	(106)
Restructuring expenses	c	—	—
Sale-leaseback of properties	d	7	9
Derivative instruments	e	(2)	(26)
Pensions	f	(36)	(102)
Other	g	(13)	(13)
Tax effects of the above US GAAP adjustments		13	99

Net income attributable to equity holders in accordance with US GAAP		1,979	1,629

Earnings per share in accordance with US GAAP
Basic		6.08	5.17
Diluted		6.05	5.15

	Note	2004	2005
Reconciliation of Equity
Equity in accordance with IFRS		4,579	5,079
Items that increase/reduce equity
Reporting of goodwill, etc.	a	1,763	1,805
Acquisition of General Cigar	b	—	98
Restructuring expenses	c	(31)	(37)
Sale-leaseback of properties	d	(277)	(269)
Derivative instruments	e	25	(1)
Pensions	f	231	68
Other	g	41	14
Tax effects of the above US GAAP adjustments		(44)	(127)

Equity in accordance with US GAAP		6,287	6,630

(a) Reporting of goodwill, etc.

At December 31, 1995, Swedish Match was owned by the Volvo Group, which acquired Swedish Match AB in two stages, November 1993 and June 1994, whereby the purchase method was applied in reporting the transactions.

US GAAP requires that “push down” accounting be applied for the independent annual reports of wholly owned subsidiaries if more than 95 percent of the voting securities are acquired in a purchase transaction. Consequently, the adjustments made in accordance with the purchase method by Volvo, pertaining to Swedish Match, began being reported for US GAAP purposes by Swedish Match in June 1994. Total gross value of goodwill which, according to the above, was transferred to Swedish Match in 1994 amounted to SEK 6,158 millions. Adjustments for property, machinery and equipment amounted to SEK 119 millions.

In 1999, Swedish Match divested its cigarette operations. This has resulted in a reduction in the goodwill value that was transferred from Volvo to the extent it was applicable to cigarette operations. The original gross value attributable to the cigarette operation amounted to SEK 3,605 millions. The net book value of this goodwill amount has, consequently, been netted against the capital gains that arose in the sale of the cigarette operations. The remaining value for goodwill

Note 34. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles, cont.

pertaining to the remaining operations within Swedish Match amounts to SEK 1,415 millions. The corresponding amount for properties, machinery and equipment is SEK 49 millions.

In accordance with IAS 38, “Intangible Assets”, which applies from January 1, 2004, and US accounting principles FAS 142,”Goodwill and Other Intangible Assets” which applies from January 1, 2002 goodwill and intangible assets that have indefinite useful lives may no longer be subject to amortization. Instead, an impairment test shall be made on an annual basis or when there is an indication of impairment. The company has determined that trademarks and other intangible assets in the company have thereby been deemed to have a definite useful life.

b) In April 2005 Swedish Match acquired all outstanding minority shares of the American company General Cigar and now owns 100 percent of the company. In accordance with IFRS the difference between purchase price and minority share of equity is accounted for as goodwill. US GAAP require the difference between purchase price and minority share of equity to be accounted for according to a detailed purchase price allocation. Accordingly goodwill of SEK 637 millions according to IFRS, is for US GAAP accounted for as goodwill, trademarks, customer relationships, fixed tangible assets, inventory and deferred tax liabilities. Certain of the trademarks have been deemed to have an indefinite useful life.

(c) Restructuring expenses

Certain costs for reorganization reserves, related to acquisitions prior to 2002, which pertain to the acquiring company are included in the goodwill amount in the consolidated balance sheet in accordance with Swedish GAAP which for IFRS purposes are not retrospectively restated. In accordance with US GAAP, these costs have been expensed since they were not associated with the acquired company.

(d) Sale-leaseback of properties

In 1998 and 2002, the Group sold property and is now leasing back the same property in accordance with leasing agreements, which according to IFRS is classified as operating leases. As Swedish Match has an option to repurchase this property, the sales are, in accordance with US GAAP, considered financing arrangements, with the result that income recognition is postponed and the sale proceeds are booked as a liability. The capital gain that arose in 2002 amounted to SEK 27 millions, and the capital gain in 1998 was SEK 266 millions. Under US GAAP, the property remains in the books of the company and depreciation continues to be recorded.

This adjustment comprises the following components as of December 31:

	2004	2005
Buildings	610	613
Less accumulated depreciation	(160)	(176)

Buildings, net	450	436
Prepaid expenses	(14)	(14)
Finance obligation	713	691

Equity adjustment	(277)	(269)

(e) Derivative instruments

Under IFRS, the company applied hedge accounting for 2004. Since the company did not fulfill the requirements under US GAAP for hedge accounting, changes in the fair value of the derivative instruments are reported in the income statement for 2004.

(f) Provisions for post-employment benefits

Effective January 1, 2004, pensions and post-retirement benefits are accounted for by the Group in accordance with IAS 19, “Employee benefits”. Under US GAAP, pensions and post-retirement benefits are accounted for in accordance with SFAS 87, Employers Accounting for Pensions and SFAS 106 Employers Accounting for Post-retirement Benefits Other than Pensions.

Note 34. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles, cont.

Under IAS 19, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as US GAAP under SFAS 87 and SFAS 106, using the projected unit credit method. However, some significant differences exist between IFRS and US GAAP:

•	IAS 19, was implemented effective January 1, 2004 with a transition amount taken directly to equity in accordance with IFRS. SFAS 87 and SFAS 106 were implemented much earlier. The difference in implementation dates causes a significant difference in accumulated actuarial gains and losses, where the accumulated actuarial gains and losses under IFRS were set to zero as of the implementation date of IAS 19, whereas under US GAAP the accumulated actuarial gains and losses have been accumulating since the implementation dates for those standards.

•	Under US GAAP an additional liability (minimum liability) should be recognized when the accumulated benefit obligation exceeds the fair value of the plan assets, and this excess is not covered by the liability recognized in the balance sheet. If a minimum liability is recognized, an equal amount is recognized as an intangible asset, provided that the asset recognized shall not exceed the amount of unrecognized prior service cost, and any excess shall be reported in other comprehensive income. Such “minimum liability” is not required under IAS 19.

•	Under IAS 19, the past service costs resulting from plan amendments are recognized immediately if vested, or amortized until vested. Under US GAAP, past service costs are generally recognized over the average remaining service life of the plan participants.

•	Under IAS 19 the expected return on plan assets is based on actual market values, while US GAAP allows an expected return on assets based on market-related values.

The adjustments in the US GAAP reconciliation represent a combination of the above differences.

(g) Other

Interest expense which are directly attributable to purchases, construction or production of an asset which requires considerable time to complete for its intended use, shall, in accordance with US GAAP, be included as part of the assets’ acquisition value. In accordance with IFRS, these borrowing costs can be expensed on an ongoing basis. During 2002 and 2003, SEK 16 millions and SEK 24 millions respectively of interest expense were capitalized as part of the value of buildings and land.

The Board of Directors decided in 1999 to introduce an options program for Senior Management. In accordance with IFRS, the Company makes provisions for social fees and withholding tax on the options in the year to which the grant relates. In accordance with US GAAP employer payroll taxes on employee stock compensation are recognized on the date of the event triggering the measurement and payment of the tax to the taxing authority, which normally occurs when the options are exercised.

Swedish Match has certain biological assets in forms of trees in a plantation forest to supply raw material in its match producing operations. According to IAS 41, “Agriculture” biological assets shall be reported at its fair value at each reporting date. Changes in the fair value of the biological assets shall be recognized in the income statement. Under US GAAP biological assets are reported at cost.

Note 34. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles, cont.

(h) Deconsolidation of General Cigar

Swedish Match acquired 64 percent of the American company General Cigar in May 2000. The Cullman family held the remaining 36 percent up to April 2005, when Swedish Match acquired the minority share and became owner of 100 percent of the company. In accordance with the shareholder agreement between Swedish Match and the Cullman family, the minority shareholders were awarded substantive participating rights, which entitled the minority shareholders to actively participate in significant issues pertaining to the daily operations of General Cigar. Accordingly, under US GAAP, General Cigar was not consolidated by Swedish Match in 2004 but rather the investment in General Cigar was accounted for under the equity method. This does not result in any net effect on the reconciliation of net income or shareholders’ equity between IFRS and US GAAP. However, the balance sheet was affected by this difference.

The following table presents a condensed consolidated balance sheet in accordance with IFRS and US GAAP as of December 31, 2004 and December 31, 2005, whereby all US GAAP adjustments described in this note are taken into account.

	Reported in accordance with IFRS		Restated values in accordance with US GAAP
	2004	2005	2004	2005
Fixed assets	7,012	7,903	9,374	10,303
Current assets	7,886	8,903	6,515	8,904

Total assets	14,898	16,806	15,889	19,208

Equity	4,579	5,079	6,287	6,630
Minority interest	481	3	7	3
Provisions	2,580	3,365	2,418	3,532
Long-term liabilities	3,159	2,884	3,213	3,518
Current liabilities	4,099	5,474	3,964	5,524

Total liabilities and equity	14,898	16,806	15,889	19,208

Supplementary US GAAP information

Consolidated Statement of Comprehensive Income

Components of comprehensive income consists of the following:

	2004	2005
Net income under US GAAP	1,979	1,629
Other comprehensive income	(4)	(61)
Currency translation differences	(89)	707

Comprehensive income under US GAAP	1,886	2,275

Recently issued accounting pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-based payments” (“SFAS 123(R)”). The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date of application of SFAS 123(R)for the Group is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group’s consolidated financial position and results of operations is not expected to be material.

Note 34. Net income and shareholders’ equity according to United States Generally Accepted Accounting Principles, cont.

In December 2004, the FASB issued SFAS 153, “Exchanges of nonmonetary assets—an amendment of APB Opinion No. 29.” APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under U.S. GAAP occurring after December 31, 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) - SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

•	Establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest (that is itself a derivative financial instrument).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity´s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 on its financial position and results of operations.